FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2018 Annual Accounts

• Account Auditor's Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2018.
• Account Auditor's Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2018.

Telefónica, S.A.

Auditor's Report,
Annual Accounts and Management report
at December 31, 2018

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the annual accounts

To the shareholders of Telefónica, S.A.:

Report on the annual accounts

Opinion

We have audited the annual accounts of Telefónica, S.A. (the Company), which comprise the balance sheet as at December 31, 2018, the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of the Company as at December 31, 2018, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in note 2.a of the notes to the annual accounts), and, in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance the legislation governing the audit practice in force in Spain. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the annual accounts section of our report.

We are independent of the Company in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with the legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, nor have situations or circumstances arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those that, based on our professional judgement, have been of the most significance in the audit of the annual accounts for the current period. These matters have been addressed in the context of our audit of the annual accounts as a whole and in the preparation of our opinion thereon, and we do not express a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es
1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290 pwc

Telefónica, S.A.

Key audit matters	How the matter was addressed in the audit
Measurement of investments in Group companies A relevant part of Telefónica, S.A.'s assets consist of equity investments in Group companies. As described in note 8, non-current investments in Group companies and associates (equity instruments (net)) amount to €66,530 million at 31 December 2018. Managements assesses whether investments in Group companies are impaired annually or whenever there are changes or events indicating that the carrying amount might not be entirely recoverable. As described in notes 4.c) and 8.2, when the recoverable amount is determined by calculating the present value of future cash flows from the investments, management refers to the strategic plans approved by the Board of Directors. This is a key audit matter because it involves a complex calculation that requires a high degree of judgement when estimating key assumptions such as revenue growth, the operating margin trend, the ratio of long-term investments, the discount rate and the terminal growth rate. These assumptions may be significantly affected by future trends in the economic, competitive, regulatory and technological environment in each of the countries and businesses in which the Group companies operate. As described in note 8.2, an impairment loss of €587 million has been recognised in the income statement for the year.	We have carried out audit procedures, assisted by our valuation specialists, on the process followed by the directors and management to determine the recoverable amount of investments in Group companies, including: • Understanding of the control environment, assessment and verification of the relevant controls over the Telefónica Group's process for calculating the present value of future cash flows from investments in Group companies. • Verification of the consistency of the data used to calculate the present value of future cash flows with respect to the strategic plans approved by the Board of Directors. • Analysis of the degree of fulfilment of the strategic plan approved in the previous year. • Assessment of the key assumptions employed to determine the recoverable amount, questioning reasonableness and consistency based on a comparison with market information. • Checking of the disclosures included in the annual accounts in accordance with applicable legislation. On the basis of the procedures carried out, we consider management's assessment to be reasonable as the estimation of key assumptions is within a reasonable range and the conclusions drawn on the value of investments in Group companies are consistent with the information contained in the accompanying annual accounts.

Other information: management report

Other information refers exclusively to the 2018 management report, the preparation of which is the responsibility of the Company's directors and is not an integral part of the annual accounts.

2

Telefónica, S.A.

Our opinion on the annual accounts does not cover the management report. Our responsibility regarding the information contained in the management report is defined in the regulations governing financial statement audit work, which establish two distinct levels of responsibility:

a) A specific level applicable to the non-financial statement and to some of the information included in the Annual Corporate Governance Report, as defined in article 35.2. b) of Spanish Law 22/2015, the Audit Act, which consists of solely checking that the required information has been provided in the management report , or where appropriate, a reference to the separate report on non-financial information has been included on this one as required by regulations; otherwise, reporting that it has not.

b) A general level applicable to the rest of the information included in the management report, which consists of assessing and reporting on the consistency of the said information with the annual accounts based on the knowledge of the Company obtained in the course of auditing the said statements (not including other information not obtained as evidence during the course of the audit); and assessing and reporting on whether the content and presentation of this part of the management report are in conformity with applicable regulations. If, based on the work carried out, we conclude that there are material misstatements, we are required to disclose them.

Based on the work performed, as described before, we have verified the management report includes a reference confirming that the non-financial information stipulated in item a) above is presented in the consolidated management report of the Telefónica Group in which the Company is integrated, that the aforementioned information from the Annual Corporate Governance Report is included in the management report and that the rest of the information contained in the management report is consistent with that provided in the 2018 annual accounts and, that its content and presentation are in conformity with applicable regulations.

The Company's directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of the Company, in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Company's directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

3

Telefónica, S.A.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Company's directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Company's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Company's audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the audit and control committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Company's audit and control committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

4

Telefónica, S.A.

Report on other legal and regulatory requirements

Report to the Parent company's audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the company's audit and control committee dated February 19, 2019.

Appointment period

The General Ordinary Shareholders' Meeting held on May 12, 2016 appointed us as auditors for a period of three years, as from the year ended December 31, 2017.

Services provided

Services provided to the Company for services other than the audit of the accounts are described in note 20.g) of the accompanying annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Virginia Arce Peralta (16096)

February 21, 2019

5

2018
TELEFÓNICA, S.A.
Annual financial statements and management report for the year ended December 31, 2018

Events after the reporting period	144
Annual Corporate Governance Report for Listed Companies	146

Financial Statements

Telefónica, S.A.
Balance sheet at December 31

Millions of euros
ASSETS	Notes	2018	2017
NON-CURRENT ASSETS		75,034	76,400
Intangible assets	5	20	17
Software		8	8
Other intangible assets		12	9
Property, plant and equipment	6	177	210
Land and buildings		123	126
Plant and other PP&E items		48	48
Property, plant and equipment under construction and prepayments		6	36
Investment property	7	404	389
Land		100	94
Buildings		304	295
Non-current investments in Group companies and associates	8	68,040	69,166
Equity instruments		66,530	67,025
Loans to Group companies and associates		1,503	2,141
Other financial assets		7	—
Financial investments	9	3,415	3,761
Equity instruments		298	340
Derivatives	16	2,421	2,509
Other financial assets	9	696	912
Deferred tax assets	17	2,978	2,857
CURRENT ASSETS		10,810	8,465
Net assets held for sale	8	69	—
Trade and other receivables	10	388	575
Current investments in Group companies and associates	8	4,510	3,460
Loans to Group companies and associates		4,473	3,426
Derivatives	16	8	10
Other financial assets		29	24
Investments	9	1,821	1,557
Loans to companies		972	759
Derivatives	16	842	793
Other financial assets		7	5
Accruals		11	5
Cash and cash equivalents		4,011	2,868
TOTAL ASSETS		85,844	84,865
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets

Telefónica, S.A. 4

Financial Statements

Millions of euros
EQUITY AND LIABILITIES	Notes	2018	2017
EQUITY		20,949	19,865
CAPITAL AND RESERVES		21,497	20,520
Share capital	11	5,192	5,192
Share premium	11	4,538	4,538
Reserves	11	9,439	10,924
Legal & Statutory		1,111	1,066
Other reserves		8,328	9,858
Treasury shares and own equity instruments	11	(686)	(688)
Profit for the year	3	3,014	554
UNREALIZED GAINS (LOSSES) RESERVE	11	(548)	(655)
Available-for-sale financial assets		(49)	42
Hedging instruments		(499)	(697)
NON-CURRENT LIABILITIES		46,371	48,874
Non-current provisions	18	494	459
Non-current borrowings	12	4,408	7,314
Bank borrowings	14	2,033	4,186
Derivatives	16	2,207	2,796
Other debts		168	332
Non-current borrowings from Group companies and associates	15	41,154	40,642
Deferred tax liabilities	17	291	427
Long term deferred revenues		24	32
CURRENT LIABILITIES		18,524	16,126
Current provisions	18	93	123
Current borrowings	12	2,483	1,352
Bonds and other marketable debt securities	13	181	204
Bank borrowings	14	2,094	896
Derivatives	16	208	252
Current borrowings from Group companies and associates	15	15,578	14,101
Trade and other payables	18	362	539
Accruals		8	11
TOTAL EQUITY AND LIABILITIES		85,844	84,865
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets

Telefónica, S.A. 5

Financial Statements

Telefónica, S.A.
Income statements for the years ended December 31

Millions of euros	Notes	2018	2017
Revenue	19	4,921	3,715
Rendering of services to Group companies and associates		517	558
Rendering of services to non-group companies		21	35
Dividends from Group companies and associates		4,259	3,027
Interest income on loans to Group companies and associates		124	95
Impairment and gains (losses) on disposal of financial instruments	8	(412)	(1,130)
Impairment losses and other losses		(587)	(1,443)
Gains (losses) on disposal and other gains and losses		175	313
Other operating income	19	68	42
Non-core and other current operating revenue - Group companies and associates		46	26
Non-core and other current operating revenue - non-group companies		22	16
Employees benefits expense	19	(143)	(174)
Wages, salaries and others		(118)	(149)
Social security costs		(25)	(25)
Other operational expense		(316)	(412)
External services - Group companies and associates	19	(102)	(113)
External services - non-group companies	19	(198)	(287)
Taxes other than income tax		(16)	(12)
Depreciation and amortization	5, 6 and 7	(32)	(36)
Gains (losses) on disposal of fixed assets		—	2
OPERATING PROFIT		4,086	2,007
Finance revenue	19	359	411
Finance costs	19	(2,230)	(2,299)
Change in fair value of financial instruments		—	(30)
Gain (loss) on available-for-sale financial assets recognized in the period	9 and 11	—	(30)
Exchange rate gains (losses)	19	49	185
NET FINANCIAL EXPENSE		(1,822)	(1,733)
PROFIT BEFORE TAX	21	2,264	274
Income tax	17	750	280
PROFIT FOR THE YEAR		3,014	554
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

Telefónica, S.A. 6

Financial Statements

Telefónica, S.A.
Statements of changes in equity for the years ended December 31
A) Statement of recognized income and expense

Millions of euros	Notes	2018	2017
Profit of the period		3,014	554
Total income and expense recognized directly in equity	11	652	(139)
From valuation of available-for-sale financial assets		(91)	2
From cash flow hedges		991	(191)
Income tax impact		(248)	50
Total amounts transferred to income statement	11	(545)	150
From valuation of available-for-sale financial assets		—	30
From cash flow hedges		(727)	161
Income tax impact		182	(41)
TOTAL RECOGNIZED INCOME AND EXPENSE		3,121	565
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit for the year	Other net equity instruments	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2016	5,038	16,155	(1,480)	24	1,206	(666)	20,277
Total recognized income and expense	—	—	—	554	—	11	565
Transactions with shareholders and owners	—	(2,019)	792	—	—	—	(1,227)
Dividends paid (Note 11)	—	(2,019)	—	—	—	—	(2,019)
Other transactions with shareholders and owners	—	—	792	—	—	—	792
Other movements	154	1,302	—	—	(1,206)	—	250
Appropriation of prior year profit (loss)	—	24	—	(24)	—	—	—
Balance at December 31, 2017	5,192	15,462	(688)	554	—	(655)	19,865
Total recognized income and expense	—	—	—	3,014	—	107	3,121
Transactions with shareholders and owners	—	(2,039)	2	—	—	—	(2,037)
Dividends paid (Note 11)	—	(2,051)	—	—	—	—	(2,051)
Other transactions with shareholders and owners	—	12	2	—	—	—	14
Appropriation of prior year profit (loss)	—	554	—	(554)	—	—	—
Balance at December 31, 2018	5,192	13,977	(686)	3,014	—	(548)	20,949
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

Telefónica, S.A. 7

Financial Statements

Telefónica, S.A.
Cash flow statements for the years ended December 31

Millions of euros	Notes	2018	2017
A) CASH FLOWS FROM OPERATING ACTIVITIES		2,364	1,424
Profit before tax		2,264	274
Adjustments to profit:		(2,117)	(153)
Depreciation and amortization	5,6 and 7	32	36
Impairment of investments in Group companies and associates	8	587	1,443
Change in long term provisions		—	73
Gains on the sale of financial assets		(175)	(313)
Losses on disposal of property, plant and equipment		—	(3)
Dividends from Group companies and associates	19	(4,259)	(3,027)
Interest income on loans to Group companies and associates	19	(124)	(95)
Net financial expense		1,822	1,733
Change in working capital		(272)	(71)
Trade and other receivables		51	(15)
Other current assets		(134)	(76)
Trade and other payables		(189)	20
Other cash flows from operating activities	21	2,489	1,374
Net interest paid		(1,618)	(1,505)
Dividends received and other		3,518	2,931
Income tax receipts		589	(52)
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES	21	(64)	(2,829)
Payments on investments		(2,139)	(6,441)
Proceeds from disposals		2,075	3,612
C) CASH FLOWS USED IN FINANCING ACTIVITIES		(1,130)	3,426
Proceeds from financial liabilities	21	918	5,330
Debt issues		9,983	14,687
Repayment and redemption of debt		(9,065)	(9,357)
Dividends paid	21	(2,048)	(1,904)
D) NET FOREIGN EXCHANGE DIFFERENCE		(27)	36
E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,143	2,057
Cash and cash equivalents at January 1		2,868	811
Cash and cash equivalents at December 31		4,011	2,868
Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.

Telefónica, S.A. 8

Financial Statements

TELEFÓNICA, S.A.
Annual financial statements for the ended December 31, 2018
Note 1. Introduction and general information
Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.
The Company’s registered office is at Gran Vía 28, Madrid (Spain) and its Employer Identification Number (CIF) is A-28/015865.
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.
The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Telefónica, S.A. 9

Financial Statements

Note 2. Basis of presentation
a) True and fair view
These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree 602/2016, dated December 2, 2016 and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2018.
The accompanying financial statements for the year ended December 31, 2018 were prepared by the Company’s Board of Directors at its meeting on February 20, 2019 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.
b) Comparison of information
In 2018 and 2017 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the Annual Financial Statements of both years.
c) Materiality
These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.
d) Use of estimates
The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.
A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.
Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.
Provisions for impairment of investments in Group companies and associates
Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In Note 8.2 it is assessed the impairment of these investments.
There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Telefónica, S.A. 10

Financial Statements

Deferred taxes
The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.
The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation, the outcome of ongoing tax proceedings or unforeseen future transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in Note 17.

Telefónica, S.A. 11

Financial Statements

Note 3. Proposed appropriation of profit
Telefónica, S.A. obtained 3,014 million euros of profit in 2018.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2018 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	3,014
Distribution to:
Legal reserve
Unrestricted reserves	3,014

Telefónica, S.A. 12

Financial Statements

Note 4. Recognition and measurement accounting policies
As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), as well as any commercial regulation in force at the reporting date.
Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.
a) Intangible assets
Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.
b) Property, plant and equipment and investment property
Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.
The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and office equipment	10
Other items of property, plant and equipment	4 - 10
Investment property is measured and depreciated using the same criteria described for land and buildings for own use.
c) Impairment of non-current assets
Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a post-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
Telefónica bases the calculation of impairment on the business plans of the various companies approved by the Board of Directors’ of Telefónica, S.A. to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.

Telefónica, S.A. 13

Financial Statements

d) Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.
Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the PGC 2007 are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.
Derivative financial instruments and hedge accounting
When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.
e) Revenue and expenses
Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.
f) Related party transactions
In mergers and spin-offs of businesses involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions of businesses between Group companies, and in cases of dividends, the contributed assets are valued, in general, at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).
In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under the NOFCAC. Lastly, the Company may also opt to use the values resulting from a reconciliation to the NOFCAC. Any accounting difference is recognized in reserves.
g) Financial guarantees
The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counter-guarantee on the Company’s balance sheet, the value of the counter-guarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.
Guarantees provided for which there is no item on the Company’s balance sheet acting as a counter-guarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium

Telefónica, S.A. 14

Financial Statements

received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i)	The amount resulting from the application of the rules for measuring provisions and contingencies.

ii)	The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.
h) Consolidated data
As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2018 and 2017 are as follows:

Millions of euros
Item	2018	2017
Total assets	114,047	115,066
Equity:
Attributable to equity holders of the parent	17,947	16,920
Attributable to minority interests	9,033	9,698
Revenue from operations	48,693	52,008
Profit for the year:
Attributable to equity holders of the parent	3,331	3,132
Attributable to minority interests	619	246

Telefónica, S.A. 15

Financial Statements

Note 5. Intangible assets
The movements in the items composing intangible assets and the related accumulated amortization in 2018 and 2017 are as follows:
2018

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	236	10	(1)	3	248
Software	146	3	—	4	153
Other intangible assets	90	7	(1)	(1)	95
ACCUMULATED AMORTIZATION	(219)	(10)	1	—	(228)
Software	(138)	(7)	—	—	(145)
Other intangible assets	(81)	(3)	1	—	(83)
NET CARRYING AMOUNT	17	—	—	3	20
2017

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	230	4	—	2	236
Software	140	2	—	4	146
Other intangible assets	90	2	—	(2)	90
ACCUMULATED AMORTIZATION	(207)	(12)	—	—	(219)
Software	(131)	(7)	—	—	(138)
Other intangible assets	(76)	(5)	—	—	(81)
NET CARRYING AMOUNT	23	(8)	—	2	17

At December 31, 2018 and 2017 commitments to acquire intangible assets are 0.9 and 0.5 million euros, respectively.
At December 31, 2018 and 2017, the Company had 189 million euros and 182 million euros, respectively, of fully amortized intangible assets.
After the merger of Terra Networks, S.A. with Telefónica, S.A., in 2006 the Company registered a goodwill, which was amortized on an annual basis until the entry into force of PGC 2007. As of December 31, 2007 that asset had a net carrying amount of 33.9 million euros. Subsequently, Telefónica, S.A. tested for impairment that asset every year, which did not disclose any need to recognise a write-down. The Company has set aside 1.6 million euros annually (5% of the net carrying amount of the asset) of its net profit to a non-distributable reserve for goodwill amortization. The balance of this reserve at December 31, 2015 was 12 million euros.
After the publication of Royal Decree 602/2016, on December, 2, 2016, modifying certain aspects in PGC 2007 such as the indefinite useful life of goodwill, among others, which was was made definite again, the Company amortized the aforementioned goodwill in a retrospective way as it had not been amortized since PGC 2007 entered into force. Since December 31, 2017 these assets are fully amortized.

Telefónica, S.A. 16

Financial Statements

Note 6. Property, plant and equipment
The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2018 and 2017 are as follows:
2018

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	588	7	—	(31)	564
Land and buildings	223	3	—	(5)	221
Plant and other PP&E items	329	4	—	4	337
Property, plant and equipment under construction and prepayments	36	—	—	(30)	6
ACCUMULATED DEPRECIATION	(378)	(9)	—	—	(387)
Buildings	(97)	(1)	—	—	(98)
Plant and other PP&E items	(281)	(8)	—	—	(289)
NET CARRYING AMOUNT	210	(2)	—	(31)	177
2017

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	569	22	(1)	(2)	588
Land and buildings	223	—	(1)	1	223
Plant and other PP&E items	325	1	—	3	329
Property, plant and equipment under construction and prepayments	21	21	—	(6)	36
ACCUMULATED DEPRECIATION	(364)	(14)	—	—	(378)
Buildings	(92)	(5)	—	—	(97)
Plant and other PP&E items	(272)	(9)	—	—	(281)
NET CARRYING AMOUNT	205	8	(1)	(2)	210
Firm commitments to acquire property, plant and equipment at December 31, 2018 and 2017 amounted to 0.5 million euros and 2 million euros, respectively. At December 31, 2018 and 2017, the Company had 241 and 225 million euros, respectively, of fully depreciated items of property, plant and equipment.
Telefónica, S.A. has taken on insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.
“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 68 and 69 million euros at 2018 and 2017 year-ends, respectively. It also includes the net carrying amount of the remaining assets in this site (mainly property, plant and equipment items) of 10 and 20 million euros at December 31, 2018 and 2017, respectively.

Telefónica, S.A. 17

Financial Statements

During 2018 a new parking for employees located in the Distrito Telefónica complex has been completed. The 78% of its area has been estimated to be rented to other Group Companies. The remaining area, 22% of the total, has been included as Additions of Land and Buildings in the 2018 chart of movements.
The land and buildings rented to other Group Companies have been included as “Investment properties” in Note 7.

Telefónica, S.A. 18

Financial Statements

Note 7. Investment properties
The movements in the items composing investment properties in 2018 and 2017 and the related accumulated depreciation are as follows:
2018

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	495	—	—	28	523
Land	94	—	—	6	100
Buildings	401	—	—	22	423
ACCUMULATED DEPRECIATION	(106)	(13)	—	—	(119)
Buildings	(106)	(13)	—	—	(119)
NET CARRYING AMOUNT	389	(13)	—	28	404
2017

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	495	—	—	—	495
Land	94	—	—	—	94
Buildings	401	—	—	—	401
ACCUMULATED DEPRECIATION	(96)	(10)	—	—	(106)
Buildings	(96)	(10)	—	—	(106)
NET CARRYING AMOUNT	399	(10)	—	—	389
“Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at Distrito Telefónica, headquarters in Madrid and the building of its head offices in Barcelona, known as “Diagonal 00”.
After the opening of the new parking mentioned in the previous note, the value of the area rented to other Group companies that was registered under the "Property, plant and equipment under construction" caption in 2017 has been transferred to final assets (amounting to 22 million euros) and has started its amortization. Moreover, the 78% of the value of the land where the parking is located has been transferred to investment properties in 2018 amounting to 6 million euros.
In 2018, the Company has buildings with a total area of 356,171 square meters leased to several Telefónica Group companies, equivalent to an occupancy rate of 90.29% of the buildings it has earmarked for lease. In 2017, it had a total of 310,389 square meters leased, equivalent to an occupancy rate of 91.22% of the buildings earmarked for lease.
Total income from leased buildings in 2018 (see Note 19.1.a.) amounted to 43 million euros (45 million euros in 2017). Future minimum rentals receivable under non-cancellable leases are as follows:

Telefónica, S.A. 19

Financial Statements

	2018	2017
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	40	40
Between two and five years	2	1
Over 5 years	1	—
Total	43	41
The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2018 for a non-cancellable period of 12 months. The numbers also include non-cancellable lease revenues from Diagonal 00, whose contracts have an expiration date in December 2019.
The main operating leases in which Telefónica, S.A. acts as lessee and there is no sub-lease are described in Note 19.5.

Telefónica, S.A. 20

Financial Statements

Note 8. Investments in group companies and associates
8.1. The movements in the items composing investments in Group companies and associates in 2018 and 2017 are as follows:
2018

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	67,025	113	(209)	(69)	—	(281)	(49)	66,530	122,108
Equity instruments (Cost)	92,717	700	(209)	(69)	—	(281)	(49)	92,809
Impairment losses	(25,692)	(587)	—	—	—	—	—	(26,279)
Loans to Group companies and associates	2,141	73	(186)	(550)	25	—	—	1,503	1,492
Other financial assets	—	7	—	—	—	—	—	7	7
Total non-current investment in Group companies and associates	69,166	193	(395)	(619)	25	(281)	(49)	68,040	123,600
Loans to Group companies and associates	3,426	4,845	(4,326)	550	(22)	—	—	4,473	3,967
Derivatives	10	8	(10)	—	—	—	—	8	8
Other financial assets	24	29	(24)	—	—	—	—	29	29
Total current investments in Group companies and associates	3,460	4,882	(4,360)	550	(22)	—	—	4,510	4,004
(1) Fair value at December 31, 2018 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.
2017

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	65,249	2,864	(965)	(22)	—	—	(101)	67,025	122,904
Equity instruments (Cost)	91,178	4,307	(980)	(1,687)	—	—	(101)	92,717
Impairment losses	(25,929)	(1,443)	15	1,665	—	—	—	(25,692)
Loans to Group companies and associates	2,950	44	(361)	(406)	(86)	—	—	2,141	2,172
Other financial assets	12	5	—	(17)	—	—	—	—	—
Total non-current investment in Group companies and associates	68,211	2,913	(1,326)	(445)	(86)	—	(101)	69,166	125,076
Loans to Group companies and associates	3,167	3,750	(3,856)	406	(41)	—	—	3,426	3,020
Derivatives	30	10	(30)	—	—	—	—	10	10
Other financial assets	30	9	(32)	17	—	—	—	24	24
Total current investments in Group companies and associates	3,227	3,769	(3,918)	423	(41)	—	—	3,460	3,054
(1) Fair value at December 31, 2017 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

Telefónica, S.A. 21

Financial Statements

The most significant transactions occurred in 2018 and 2017 as well as their accounting impacts are described below:
2018
On July 13 2018, a new company named Reginatorium Participaciones, S.L.U. was incorporated by Telefónica, S.A. On July 26, 2018 Telefónica made a non-monetary contribution to this new subsidiary equivalent to the net carrying value of its stake in Telxius Telecom, S.A. ("Telxius") corresponding to 60% of Telxius' share capital.
On July 27, 2018 the company was renamed Pontel Participaciones, S.L. ("Pontel") and on the same date, Telefónica sold 16.65% of it to the Pontegadea Group amounting to 378,8 million euros (a valuation of 15.2 euros per share of Telxius). An investment of 16.65% in Pontel is equivalent to a 9.99% indirect ownership in Telxius. The transaction has generated a revenue of 175 million euros in the profit and loss account of 2018.
On November 8, 2018 Telefónica reached an agreement with Catalana Occidente Group for the sale of its total stake in Seguros de Vida y Pensiones Antares, S.A., the insurance company in Spain, amounting to 161 million euros. As of December 31, 2018 the net carrying value of the investment has been transferred to "Long Term assets held for sale" totaling 69 million euros and shown as Transfers in the 2018 chart of movements. The closing of this transaction has taken place on February 14, 2019 after the pertinent regulatory authorizations were obtained.

2017
On February 10, 2017 Telefónica and Taurus Bidco S.à.r.l. (hereinafter “KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) reached an agreement for the sale of up to 40% of the share capital of Telxius Telecom, S.A. in exchange for an aggregate amount of 1,275 million euros (12.75 euros per share).
The agreement envisaged a sale of 62 million shares of Telxius Telecom, S.A. (representing 24.8% of its share capital) for an amount of 790.5 million euros as well as a call option over additional 38 million shares (representing 15.2% of its total share capital) for a minimum price of 484.5 million euros.
On October 24, 2017, Telefónica announced that, after obtaining all the relevant regulatory approvals, it has transferred to KKR 62 million shares of Telxius with a profit of 191 million euros. On December 13, 2017 KKR exercised the call option foreseen in the agreement over 38 million shares of Telxius Telecom, S.A. in exchange for 484.5 million euros resulting in an income on the "Gain on disposals" caption of the 2017 income statement amounting to 120 million euros.
The Group is carrying out a simplification process of corporate structure and pursuant to this process several mergers by absorption have been completed in 2017. The net book value of the absorbed companies has been accounted for in the surviving company as an increase in its investment cost. Therefore the cost and the impairment provision of the absorbed investments have been reversed. This movement is shown as "Tranfers" in 2017 chart of movements.
The merger transactions affecting 2017 investments were the following:

•
In September 2017 Telefónica Latinoamérica Holding, S.L. carried out a merge by absorption of Telefónica Datacorp, S.A. and Ecuador Cellular Holding, S.L., which were both direct subsidiaries of Telefónica, S.A.

•
On the same date, Telefónica Digital Holding, S.L.U. was merged and absorbed by Telefónica Digital España, S.L.U., and after this transaction the latter company becomes a direct affiliate of Telefónica, S.A.

•	In November, 2017 Telefónica Móviles Argentina Holding, S.A. was merged to Telefónica Móviles Argentina, S.A. After this transaction the Company increased its direct ownership from 21.1% to 73.2%.

Telefónica, S.A. 22

Financial Statements

•
In December 2017, Telefónica International Wholesale Services II, S.L. carried out a merge by absorption of Telefónica International Wholesale Services, S.L., which was a direct affiliate of Telefónica, S.A.

Other movements
In 2018 the column “Dividends” includes distributions of reserves made by Telxius Telecom, S.A. amounting to 217 million euros and by Pontel Participaciones, S.L. amounting to 64 million euros.
Movement in “Transfers” in “Loans to Group Companies and Associates” both 2018 and 2017 includes the reclassification between long-term and current loans in accordance with the loan maturity schedule as well as the accrued interests rendered by those loans, outstanding at year end.
The transfers in the caption of “Impairment losses” in 2017 corresponded to the reversal of the negative carrying amount of certain investments from the non-current provisions caption (see Note 18) amounting to -22 million euros.

In 2018 and 2017, Telefónica, S.A. bought and sold the following shareholdings:

a) Acquisitions of investments and capital increases (Additions):

Millions of euros
Companies	2018	2017
Telefónica Latinoamérica Holding, S.L.	—	3,838
Telefónica Digital España, S.L.U.	194	—
Telefónica Digital Holding, S.L.U. (absorbed by Telefónica Digital España, S.L.U.)	—	220
Telefónica Móviles México, S.A. de C.V.	460	129
Lotca Servicios Integrales, S.L.	—	85
Telefónica Ingeniería de Seguridad, S.A.U.	32	—
Other companies	14	35
Total Group companies and associates	700	4,307

2018
On January 11, 2018, with the aim of achieving a positive equity figure, Telefónica Digital España, S.L.U. has made a capital increase of 194 million euros fully subscribed and paid by the Company.
On March 22, 2018 Telefónica Móviles México S.A. de C.V. has completed a capital increase of 4,000 million Mexican pesos, equivalent to 176 million euros. On December 17, 2018 an additional capital increase of 6,550 million Mexican pesos, equivalent to 284 million euros was launched. Both transactions have been fully subscribed and paid by Telefónica, S.A.
On July 17, 2018, the Company has decided to capitalize a credit granted to its subsidiary Telefónica Ingeniería de Seguridad, S.A.U. amounting to 26.4 million euros. In addition, on December 27, 2018 a capital increase was made by the subsidiary totaling 5.2 million euros, fully subscribed and paid by Telefónica, S.A.

2017
On January 26, 2017 Telefónica Latinoamérica Holding, S.L. made a capital increase totaling 747 million euros fully subscribed and paid by Telefónica, S.A. Additionally, on December 21, 2017, Telefónica Latinoamérica

Telefónica, S.A. 23

Financial Statements

Holding, S.L. increased its share capital in 3,091 million euros. The transaction was been fully subscribed and paid by the Company.
On January 12, 2017, with the aim of achieving a positive equity figure, Telefónica Digital Holding, S.L.U. (absorbed by Telefónica Digital España, S.L.U.) made a capital increase of 220 million euros fully subscribed and paid by the Company.
On January 12, 2017 Telefónica Móviles México, S.A. de C.V. completed a capital increase of 3,000 million Mexican pesos, equivalent to 129 million euros. The transaction was fully subscribed and paid by Telefónica, S.A.
On May 4, 2017 the Company decided to capitalize the credits granted in previous years to Lotca Servicios Integrales, S.L. amounting to 85 million euros.

b) Disposals of investments and capital decreases:

Millions of euros
Companies	2018	2017
Telxius Telecom, S.A.	—	960
Pontel Participaciones, S.L.	204	—
Others	5	20
Total Group companies and associates	209	980
2018
The disposal of Pontel Participaciones, S.L. reflects the sale of shares to the Pontegadea Group, as fully described at the beginning of this note.
2017
The disposal of Telxius Telecom, S.A. refers to the sale of shares to KKR, as fully described at the beginning of this note.

8.2. Assessment of impairment of investments in group companies, joint ventures and associates
At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is based on the expected cash flows to be received from each subsidiary in its functional currency, discounted using the appropriate rate, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. Moreover, and only for the companies where discounted cash flow analysis is not available, due to the specific nature of their businesses, the impairment is calculated by comparing their Equity figure as of the end of the period and the net book value of those investments.
As a result of these estimations and the effect of the net investment hedge in 2018, an impairment provision of 587 million euros was recognized (write down of 1,443 million euros in 2017). This amount derives mainly from the following companies:

a.
a write down of 1,038 million euros for Telefônica Brasil, S.A. (write down amounting to 510 million euros in 2017) and 243 million euros for Sao Paulo Telecomunicaçoes, Ltda (113 million euros in 2017);

b.	a write down reversal, net of hedges, of 4,062 million euros for Telefónica Europe, plc (an impairment of 460 million euros, net of hedges, was registered in 2017);

Telefónica, S.A. 24

Financial Statements

c.	write down of 2 million euros for Telefónica Contenidos, S.A.U. (177 million euros in 2017);

d.	write down of 219 million euros for Telefónica Digital España, S.L.U. (141 million euros in 2017) and

e.	a write down by 1,075 million euros for Telefónica México, S.A. de C.V. (write down reversal by 96 million euros in 2017);

f.
In 2017 no write down was recorded for the investment of Telefónica Latinoamérica Holding, S.L.U. In 2018 an impairment of 1,962 million euros has been recorded. The write down is mainly originated by the write down of Telefônica Brasil, S.A. as indicated in section a).

Main hypothesis used for the calculation of the discounted cash flows of investments
Brazil has faced a complex macro-economic scenario in 2018. Several adverse effects have caused, on the one hand, a growth rate lower than its target (1.4% versus target of 2% at the beginning of the year) and on the other hand, an exchange rate depreciation of the Brazilian Real by 17% and a 30 basic points (b.p.) increase in the country risk. For 2019, the macroeconomic scenario envisages a slight growth in the Gross Domestic Product (GDP) up to 2.5% and in domestic consumption. The Operating Income before Depreciation and Amortization (OIBDA) margin for Brazil is 42%, within the range of analysts' long-term forecasts (between 37% and 43%). Over the term of the strategic plan, the operator will invest a percentage in line with the investment needs identified by analysts (18%). The perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4%, within a range of ±1.5 p.p.) and is aligned with the analyst consensus for the Strategic Plan horizon (below 4.5%) yet below the forecast nominal GDP growth rate (which oscillates around 6.5%).
Mexican economy in 2018 has grown around 2%, 1 b.p. below the average growth rate since 2010. Uncertainty arising from the presidential and parliament elections in July as well as the lack of agreement regarding the new Mexico, United States and Canada commercial treaty are the answers for the under performance of the economy. The Mexican peso versus US dollar exchange rate reflects this uncertainty: Its quotation for the most part of the year has been historically high, preventing inflation rate from dropping and allowing an improvement domestic rent for Mexican families. Interest rate increase in the United States has a harmful effect in Mexico as the investment in the country becomes less profitable from investors' point of view. In the mid term, the key is the government commitment to structural changes in-force several years ago, specially related to the efficiency in the oil sector, tax administration and public sector. In this context, the WACC has increased to 10.6% (9.6% in 2017). Mexican economy is estimated to accelerate during the strategic plan horizon with an inflation rate below 4% from 2019. However, the cell phone market is expected to decrease due to a strong competition with AMX who has a 72% market share in 2018, 5 b.p. bigger than the previous year. AMX and AT&T are using aggressive commercial campaigns aimed to reduce prepaid cell phone tariffs to a minimum price within the region. Telefónica Móviles México has not launched new price promotions for this segment since the beginning of 2018. As a consequence of these two reasons the revenues of Telefónica Móviles México have been reduced in 2018.
With respect to the United Kingdom, domestic consumption was shown a more dynamic trend (growing above 1%) thanks to the improvement in the families' rent. Their income has been benefited from the increase in salaries, the drop of the inflation rate and the positive behaviour of the labour market, with an unemployment rate at its lowest. On the other hand, if the expectation of a more favourable end of the BrExit process is finally confirmed, the stability of the pound sterling exchange rate will extend the positive scenario to the following years ahead. The Strategic Plan includes a hypothesis of soft BrExit in the net results of the company. O2 UK is estimating to keep their market share of revenues based on the quality of services, adapting the range of products to the customer demands and improvement in B2B and IoT (Internet of Things). The increase in the OIBDA figure is achieved through an efficiency plan to keep the growth in expenses below the inflation rate, network sharing scheme with Vodafone and spectrum optimum usage). The long-term OIBDA margin is in line with analysts' forecasts over a three-year horizon, 26%. Regarding the ratio of CapEx over revenues, over the term of the strategic plan, the valuations consider the opinions of analysts with regard to investment needs (around 12%).

Telefónica, S.A. 25

Financial Statements

8.3. The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes
The transaction carried out in 2018 that qualify for special tax treatment, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law, is described in the following paragraph. Transactions qualified for special tax treatment carried out in prior years are disclosed in the financial statements for those years.
On September 26, 2018, Telefónica Digital España, S.L.U., the sole stockholder of Synergic Partners, S.L. approved the merger by absorption of the latter and the transfer en bloc of its assets and liabilities to Telefónica Digital España, S.L.U. which also acquires all its rights and obligations by universal succession. The merger was filed in the Madrid Companies Register on November 6, 2018.

8.5. The breakdown and maturity of loans to Group companies and associates in 2018 and 2017 are follows:

2018

Millions of euros
Company	2019	2020	2021	2022	2023	2024 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	756	—	—	—	—	—	756
Telefónica Móviles México, S.A. de C.V.	—	860	—	—	—	—	860
Telfisa Global, B.V.	700	—	—	—	—	—	700
Telefónica de España, S.A.U.	2,352	—	—	—	—	—	2,352
Telxius Telecom, S.A.	—	—	—	280	—	280	560
Telefônica de Brasil, S.A.	258	—	—	—	—	—	258
Telefónica Latinoamérica Holding, S.L.U.	89	—	—	—	—	8	97
Other companies	318	—	35	—	16	24	393
Total	4,473	860	35	280	16	312	5,976

Telefónica, S.A. 26

Financial Statements

2017

Millions of euros
Company	2018	2019	2020	2021	2022	2023 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	861	—	—	—	—	—	861
Telefónica Móviles México, S.A. de C.V.	—	773	—	—	—	—	773
Telefónica de Contenidos, S.A.U.	733	—	—	—	—	—	733
Telefónica de España, S.A.U.	987	550	—	—	—	—	1,537
Telxius Telecom, S.A.	—	—	—	140	280	280	700
Telefónica Latinoamérica Holding, S.L.U.	484	—	—	—	—	8	492
Other companies	361	23	52	—	15	20	471
Total	3,426	1,346	52	140	295	308	5,567
The main loans granted to Group and associated companies are described below:

•
The financing extended to Telefónica Móviles España, S.A.U. in 2018 includes dividends distributed and unpaid in December 2018 amounting to 552 million euros. The loan of 400 million euros outstanding in 2017 has been cancelled at maturity date.

Moreover, 204 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (155 million euros in 2017).

•
At December 31, 2018 and 2017, the account receivable with Telefónica Móviles México, S.A. de C.V. amounts to 11,697 million Mexican pesos, equivalent to 520 and 496 million euros, respectively. This asset is recognised as non-current pursuant to the expected collection date at the reporting date. At December 31, 2018, accrued interest receivable totals 340 million euros (277 million euros in 2017), which forms part of the non-current balance receivable.

•	In December 2018, Telfisa Global, B.V. has distributed dividends totaling 700 million euros which are unpaid as of the date of these financial statements.

•	The 2018 balance of Telefónica de España, S.A.U. consists of:

◦	a 550 million euros credit facility granted and drawn down in full in November 2014 and maturing in 2019.

◦	dividends distributed and unpaid in December 2018 amounting to 1,574 million euros.

◦
Additionally, there is also a balance of 227 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (323 million euros in 2017) and accrued interest of 1 million euros.

•
On May 27, 2016, with the aim of enabling the necessary funds for restructuring the infrastructure business line of the Group as described at the beginning of this note, the Company granted its subsidiary, Telxius Telecom, S.A. with a credit of 280 million euros at a fix interest rate and maturity in 2022, a credit of 280 million euros at a fix interest rate and maturity in 2026 and a credit of 140 million euros and an interest rate referred to euribor maturing 2021. This last credit has been cancelled prior to its maturity in 2018.

Telefónica, S.A. 27

Financial Statements

•	The balance totaling 258 million euros shown in 2018 with Telefônica Brasil, S.A. entirely corresponds to dividends agreed by the subsidiary and unpaid at year end.

•	The balance of unpaid dividends from Telefónica Latinoamérica Holding, S.L.U. in 2017 amounting to 391 million euros has been collected in 2018.
Moreover, 97 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (101 million euros in 2017).
The Company has also extended 589 million euros (686 million euros in 2017) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this note. All these amounts fall due in the short term.
Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group totaling 686 million euros (446 million euros in 2017).
Total accrued interest receivable at December 31, 2018 and 2017 included under “Current loans to group companies and associates” amount to 2 million euros.

8.6. Other financial assets with Group companies and associates
This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees.
Invoices of share plans that were already vested and are outstanding at year end are shown as other current financial assets. Amounts derived from the new share plan scheme launched in 2018 with a maturity date in 2020 are included as other non-current financial assets (see Note 19.3).

Telefónica, S.A. 28

Financial Statements

Note 9. Financial investments
9.1. The breakdown of “Financial investments” at December 31, 2018 and 2017 is as follows:
2018

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	298	826	1,595	2,719	298	2,421	—	—	696	696	696	3,415	3,415
Equity instruments	298	—	—	298	298	—	—	—	—	—	—	298	298
Derivatives (Note 16)	—	826	1,595	2,421	—	2,421	—	—	—	—	—	2,421	2,421
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	696	696	696	696	696
Current financial investments	—	322	520	842	—	842	—	972	7	979	980	1,821	1,822
Loans to third parties and other financial assets	—	—	—	—	—	—	—	972	7	979	980	979	980
Derivatives (Note 16)	—	322	520	842	—	842	—	—	—	—	—	842	842
Total financial investments	298	1,148	2,115	3,561	298	3,263	—	972	703	1,675	1,676	5,236	5,237

Telefónica, S.A. 29

Financial Statements

2017

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	340	1,087	1,422	2,849	340	2,509	—	—	912	912	902	3,761	3,751
Equity instruments	340	—	—	340	340	—	—	—	—	—	—	340	340
Derivatives (Note 16)	—	1,087	1,422	2,509	—	2,509	—	—	—	—	—	2,509	2,509
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	912	912	902	912	902
Current financial investments	—	132	661	793	—	793	—	759	5	764	764	1,557	1,557
Loans to third parties and other financial assets	—	—	—	—	—	—	—	759	5	764	764	764	764
Derivatives (Note 16)	—	132	661	793	—	793	—	—	—	—	—	793	793
Total financial investments	340	1,219	2,083	3,642	340	3,302	—	759	917	1,676	1,666	5,318	5,308
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market. Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.

Telefónica, S.A. 30

Financial Statements

9.2 Held-for-trading financial assets and hedges
These two categories include the fair value of outstanding derivative financial instruments at December 31, 2018 and 2017 (see Note 16).
9.3 Available-for-sale financial assets.
This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2018 and 2017 are as follows:
December 31, 2018

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	313	—	—	—	(108)	205
Promotora de Informaciones, S.A. (PRISA)	27	49	—	—	17	93
Total	340	49	—	—	(91)	298
December 31, 2017

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	283	—	—	—	30	313
Promotora de Informaciones, S.A. (PRISA)	56	—	(30)	—	1	27
Total	339	—	(30)	—	31	340
In accordance with the change introduced in 2017 by the article 21 of Income Tax Law 27/2014 with respect to the non-deductible nature of the net losses generated by the sale of some investments with certain characteristics, the Company is not accruing the tax impacts of the fair value adjustments in its available-for-sale investments.
Banco Bilbao Vizcaya Argentaria, S.A.
The impacts shown in the column “Fair value adjustments” on both years include the fair value adjustment of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). These impacts are registered in the Equity of the Company (Note 11.2.).
At December 31, 2018 Telefónica, S.A.'s investment in BBVA represents 0.66% of that company's share capital.
Promotora de Informaciones, S.A. (Prisa)
On February 16, 2018 the company launches a capital increase. Telefónica subscribed and acquired 42.2 million new shares and the rest of the preferred subscription rights were sold. The net amount of the transaction is reflected as Additions in the 2018 chart of movements.
In 2017 a write down of the investment in Prisa amounting to 30 million euros was recorded under the "Losses on available-for-sale investments" caption. In 2018 no additional impairments for this stake have been recorded.

Telefónica, S.A. 31

Financial Statements

9.4 Other financial assets and loans to third parties
The breakdown of investments included in this category at December 31, 2018 and 2017 is as follows:

Millions of euros	2018	2017
Other non-current financial assets:
Deposits related to investment properties	9	10
Collateral guarantees	687	902
Other current financial assets:
Loans to third parties	972	759
Other current financial assets	7	5
Total	1,675	1,676
Collaterals included in both years under the caption “Other non-current financial assets” are classified in accordance with the maturity of the underlying derivative instruments which they relate to.
In relation with these collateral contracts, there is an additional guarantee of 120,000 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 105 million euros.

9.4.1 Loans to third parties
In 2018 Telefónica, S.A. has set up bank deposit contracts with a maturity period between 3 and 12 months totaling 972 million euros (700 million euros in 2017).
Additionally, in 2017 this caption also included third party option premium which were due and still unpaid at year-end amounting to 57 million euros. In 2018 no amounts have been recognized under this caption.
Outstanding interest revenues amount to 0.2 million euros in 2018 (2 million euros in 2017), are registered as other current financial assets.

Telefónica, S.A. 32

Financial Statements

Note 10. Trade and other receivables
The breakdown of “Trade and other receivables” at December 31, 2018 and 2017 is as follows:

Millions of euros	2018	2017
Trade receivables	13	1
Trade receivables from Group companies and associates	193	263
Other receivables	2	—
Employee benefits receivable	1	1
Tax receivables (Note 17)	179	310
Total	388	575
“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).
“Trade receivables” and “Trade receivables from Group companies and associates” in 2018 and 2017 include balances in foreign currency equivalent to 86 million and 100 million euros, respectively.
In 2018 and 2017 these amounts relate to receivables in US dollars and Venezuelan bolivars. The balance in Venezuelan bolivars arose in 2017 by the change in the brand fee contract, which is being invoiced in that currency since March 31, 2017.
These balances give rise to exchange rate losses in the income statement of 4 million euros in 2018 (15 million euros of exchange rate losses in 2017).

Telefónica, S.A. 33

Financial Statements

Note 11. Equity
11.1 Capital and reserves
a) Share capital
2018
At December 31, 2018 Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).
2017
On September 20, 2017, the public deed evidencing the conversion of bonds, share capital increase and amortization of bonds was registered, on which were issued 154,326,696 new ordinary shares, of a nominal value of 1 euro each, within the framework of the conversion of the bonds mandatorily convertible into shares of Telefónica, S.A. that were issued by its wholly owned subsidiary, Telefónica Participaciones, S.A.U. on September 24, 2014, guaranteed by Telefónica, S.A. As a result of the aforementioned conversion and the referred capital increase, the share capital of Telefónica, S.A. was set at 5,192,131,686 euros, divided into 5,192,131,686 ordinary shares of the same class and series, with a nominal value of 1 euro each of them.
At December 31, 2017, Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro.

Authorizations by Shareholders’ Meeting
With respect to share capital-related authorizations, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum five years period from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of article 506 of the Spanish Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution. Pursuant to the aforementioned authorizations, as of December 31, 2018, the Board of Directors may increase the share capital up to the maximum nominal amount of 2,469,208,757 euros.
In addition, at the June 9, 2017 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, promissory notes and other fixed-income securities and hybrid instruments, including preferred shares, in all cases be they simple, tradable, and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The issuance of the aforementioned securities may be conducted at one or several times, at any time, within a maximum five-year period from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments in any legally admitted form (including yet not restricted to preferred shares), plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company and/or giving the holders thereof a share in the earnings of the Company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the

Telefónica, S.A. 34

Financial Statements

issuance(s) of securities approved under this delegation of powers may not exceed the sum of 25,000 million euros or the equivalent in another currency at any time. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for the purpose of the aforementioned limit. Likewise, for the sake of the aforementioned limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance approved under this delegation shall be taken into account.
Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).
At December 31, 2018 and 2017, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
(1) Millions of euros

The movement in treasury shares of Telefónica, S.A. during the years 2018 and 2017 is as follows:

Number of shares
Treasury shares at 12/31/16	141,229,134
Employee share option plan (see Note 19.3)	(3,518,795)
Other movements	(72,022,480)
Treasury shares at 12/31/17	65,687,859
Employee share option plan	(191,739)
Treasury shares at 12/31/18	65,496,120
Acquisitions
There have been no acquisitions of treasury shares in 2018 and 2017.
Share redemption and disposals
In 2018 and 2017 there have been no share redemption or disposals of treasury shares.
Employee share option plan
Treasury shares sold, including share plans redemptions, in 2018 and 2017 amount to 2 million euros and 37 million euros, respectively.
On September 30, 2018 the second phase of the "Performance and Investment Plan 2014-2019" ("PIP 2014-2019") as well as the second phase of the "Talent for the future Share Plan" (TFSP2) ended. No share have been delivered to Telefónica Group executives or managers (see Note 19).
On July 31, 2017 the third phase of the Global Employee Share Plan (“the GESP”) matured and 3,187,055 treasury shares were delivered to Group employees who met the established requirements.

Telefónica, S.A. 35

Financial Statements

On September 30, 2017 the first phase of the “Performance and Investment Plan 2014-2019” (“PIP 2014-2019”) and the first phase of the "Talent for the Future Share Plan" (TFSP1) ended. No shares were delivered to Telefónica Group executives or managers (see Note 19).
Other movements
On March 14, 2017 Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72 million of its treasury shares in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter. On the same date, this stake was sold at the same price to Telefónica Germany Holdings, GmbH so that, at 2017 year end, Telefónica, S.A. has no direct participation in Telefónica Deutschland Holding AG and the transfer of the stake has not had impact in the income statement.
The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 21.7 million of Telefónica shares in 2018 (35.2 million of Telefónica shares in 2017), recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.
b) Legal reserve
According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2017, after the capital increase carried forward in 2017, the Company needed to increase the legal reserve by 51 million euros until the legal reserve was fully constituted. The proposed appropriation of profit in 2017 included an allocation of that amount. At December 31, 2018, this reserve is fully constituted and amounts to 1,038 million euros.

c) Other reserves
“Other reserves” includes:

•
The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2018 and 2017, an amount of 6 million euros in both years, corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves”. The balance of this reserve at December 31, 2018 and 2017 was 72 million euros and 78 million euros, respectively.

•
Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cumulative amount of the reserve for cancelled share capital at December 31, 2018 and 2017 totals 731 million euros.

•
Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company set aside a non-distributable reserve of 2 million euros for goodwill amortization. Pursuant to the provisions of Royal Decree 602/2016 of December 2, 2016, the goodwill amortization as of January 1, 2015, amounting to 10 million euros was registered with a counterparty in this reserve.

Telefónica, S.A. 36

Financial Statements

•	In addition to the restricted reserves explained above, "Other reserves" includes unrestricted reserves from gains obtained by the Company in prior years.
d) Dividends
Dividend distribution in 2018
Approval was given at the General Shareholders Meeting of June 8, 2018 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 15, 2018 amounting to 1,025 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 20, 2018 amounting to 1,026 million euros.
Dividend distribution in 2017
Approval was given at the General Shareholders Meeting of June 9, 2017 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 16, 2017 amounting to 994 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 14, 2017 amounting to 1,025 million euros.

e) Other equity instruments
On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of bonds necessarily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer. On the same date, Telefónica, S.A. issued bonds with the same amount and characteristics of the previously detailed bond and a derivative instrument (warrant) in order to hedge the conversion price of the bonds. These bonds were wholly acquired by Telefónica Participaciones, S.A.U.
At the issuance date, in the balance sheet of Telefónica, S.A. the present value of the coupons was recorded as debt, the warrant was accounted as long term liabilities to group companies and the remaining amount of 1,206 million euros was recorded as “other net equity instruments”.
As explained in section a) of this same note, at maturity of the notes, Telefónica, S.A. on behalf of Telefónica Participaciones, S.A.U. delivered a total of 154,341,669 shares of Telefónica S.A. at a conversion price of 9.7174 euros per share (minimum conversion price after the standard adjustments included in the terms of the notes). In order to meet the conversion of the notes, Telefónica S.A. issued 154,326,696 new shares in execution of a capital increase and delivered 14,973 treasury shares.

11.2 Unrealized gains (losses) reserve
The movements in the items composing “Unrealized gains (losses) reserve” in 2018 and 2017 are as follows:

Telefónica, S.A. 37

Financial Statements

2018

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	42	(91)	—	—	—	(49)
Cash flow hedges	(697)	991	(248)	(727)	182	(499)
Total	(655)	900	(248)	(727)	182	(548)
2017

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	8	2	2	30	—	42
Cash flow hedges	(674)	(191)	48	161	(41)	(697)
Total	(666)	(189)	50	191	(41)	(655)
In 2017, the impact of fair value hedges generated and transferred to the profit and loss account in the same period as the impacts of the hedged instruments, were reflected directly in the profit and loss account offsetting the amounts of those hedged instruments. Therefore there were no impact in the statement of recognized income and expense in Equity.

In 2018, the Company has decided to change the presentation of the concept, including them in the statement of recognized income and expense in equity, and transferring the amounts to the profit and loss account in the same period. The impacts are shown in the column "Valuation at market value" and with the opposite sign in the column "Amounts transferred to income statement" of the 2018 chart of movements. The accounting in the profit and loss account has remained unchanged.

Telefónica, S.A. 38

Financial Statements

Note 12. Financial liabilities
The breakdown of “Financial liabilities” at December 31, 2018 and 2017 is as follows:
2018

	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Trade and other payables at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	821	1,386	2,207	—	2,207	—	43,355	44,501	45,562	46,708
Payable to Group companies and associates	—	—	—	—	—	—	41,154	42,279	41,154	42,279
Bank borrowings	—	—	—	—	—	—	2,033	2,059	2,033	2,059
Derivatives (Note 16)	821	1,386	2,207	—	2,207	—	—	—	2,207	2,207
Other financial liabilities	—	—	—	—	—	—	168	163	168	163
Current financial liabilities	77	131	208	—	208	—	17,853	17,958	18,061	18,166
Payable to Group companies and associates	—	—	—	—	—	—	15,578	15,683	15,578	15,683
Bank borrowings	—	—	—	—	—	—	2,094	2,094	2,094	2,094
Bonds and other marketable debt securities	—	—	—	—	—	—	181	181	181	181
Derivatives (Note 16)	77	131	208	—	208	—	—	—	208	208
Total financial liabilities	898	1,517	2,415	—	2,415	—	61,208	62,459	63,623	64,874

Telefónica, S.A. 39

Financial Statements

2017

	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Trade and other payables at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,038	1,758	2,796	—	2,796	—	45,160	48,409	47,956	51,205
Payable to Group companies and associates	—	—	—	—	—	—	40,642	43,821	40,642	43,821
Bank borrowings	—	—	—	—	—	—	4,186	4,244	4,186	4,244
Derivatives (Note 16)	1,038	1,758	2,796	—	2,796	—	—	—	2,796	2,796
Other financial liabilities	—	—	—	—	—	—	332	344	332	344
Current financial liabilities	119	133	252	—	252	—	15,201	15,226	15,453	15,478
Payable to Group companies and associates	—	—	—	—	—	—	14,101	14,128	14,101	14,128
Bank borrowings	—	—	—	—	—	—	896	894	896	894
Bonds and other marketable debt securities	—	—	—	—	—	—	204	204	204	204
Derivatives (Note 16)	119	133	252	—	252	—	—	—	252	252
Total financial liabilities	1,157	1,891	3,048	—	3,048	—	60,361	63,635	63,409	66,683
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market. Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.
The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A. 40

Financial Statements

Note 13. Bonds and other marketable debt securities
13.1 The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2018 and 2017 are as follows:
2018

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	—	204	204
Additions	—	348	348
Disposals	—	(371)	(371)
Revaluation and other movements	—	—	—
Closing balance	—	181	181
Details of maturities:
Non-current	—	—	—
Current	—	181	181

2017

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	788	370	1,158
Additions	—	428	428
Disposals	(774)	(594)	(1,368)
Revaluation and other movements	(14)	—	(14)
Closing balance	—	204	204
Details of maturities:
Non-current	—	—	—
Current	—	204	204

The balance of “Non-convertible debentures and bonds” in 2017 was referred to Telefónica’s bond issuance made on July 24, 2014 amounting to 750 million euros. The bonds were mandatorily exchangeable into ordinary shares of Telecom Italia, S.p.A, maturing on July 24, 2017. At the maturity date, the Company fulfilled its commitments to deliver the shares with the vesting of the equity swap instrument arranged for that purpose. This movement was shown as disposals in the 2017 chart of movements.
At December 31, 2018 and 2017 there are no debentures and bonds outstanding.

Telefónica, S.A. 41

Financial Statements

13.2 At December 31, 2018, Telefónica, S.A. had a corporate promissory note programme registered with the CNMV, with the following features:

Millions of euros Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
500 million; can be increased to 2,000 million	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions
At December 31, 2018 the outstanding balance on this promissory note programme is 181 million euros (204 million euros in 2017).
13.3 The average interest rate during 2017 on debentures and bonds outstanding was 6.17%.
The average interest rate during 2018 on corporate promissory notes was -0.21% (-0.090% in 2017).

Telefónica, S.A. 42

Financial Statements

Note 14. Interest-bearing debt and derivatives
14.1 The balances at December 31, 2018 and 2017 are as follows:
December 31, 2018

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	2,094	2,033	4,127
Derivative financial liabilities (Note 16)	208	2,207	2,415
Total	2,302	4,240	6,542
December 31, 2017

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	896	4,186	5,082
Derivative financial liabilities (Note 16)	252	2,796	3,048
Total	1,148	6,982	8,130

14.2 The nominal values of the main interest-bearing debts at December 31, 2018 and 2017 are as follows:

2018

Description	Value Date	Maturity Date	Currency	Limit 12/31/18 (millions)	Balance (million of euros)
Structured Financing (*)	05/03/11	07/30/21	USD	106	93
Structured Financing (*)	02/22/13	01/31/23	USD	434	379
Structured Financing (*)	08/01/13	10/31/23	USD	359	314
Bilateral loan (1)	06/26/14	06/26/19	EUR	1,000	1,000
Structured Financing (*)	12/11/15	03/11/26	USD	591	516
Structured Financing (*)	12/11/15	03/11/26	EUR	401	401
Bilateral loan	02/23/16	02/23/21	EUR	100	100
Bilateral loan	10/24/16	03/19/19	EUR	150	150
Credit	12/27/02	12/27/20	EUR	380	271
Bilateral loan	12/28/17	10/22/20	EUR	100	100
Bilateral loan	11/24/17	01/30/26	EUR	100	100
Bilateral loan	12/20/17	07/22/19	EUR	385	385
Credit	05/23/13	03/01/20	GBP	100	112

(1)	On July 17, 2018 the 500 million euros bilateral loan was cancelled prior to its maturity originally agreed in contract on June 26, 2019.
(*) Facility with amortization schedule, showing in the column "Limit 12/31/17" the outstanding amount.

Telefónica, S.A. 43

Financial Statements

2017

Description	Value Date	Maturity Date	Limit Currency (millions)	Limit 12/31/17 (millions)	Balance (million of euros)
Structured Financing (*)	05/03/11	07/30/21	USD	153	128
Structured Financing (*)	02/22/13	01/31/23	USD	551	460
Structured Financing (*)	08/01/13	10/31/23	USD	446	371
Bilateral Loan (1)	06/26/14	06/26/19	EUR	1,500	1,500
Structured Financing (*)	12/11/15	03/11/26	USD	679	566
Structured Financing (*)	12/11/15	03/11/26	EUR	469	423
Bilateral loan	02/23/16	02/23/21	EUR	100	100
Loan	03/08/16	03/08/21	EUR	300	300
Bilateral loan	10/24/16	03/19/19	EUR	150	150
Credit	03/27/13	03/14/20	EUR	200	167
Credit	12/27/02	12/27/18	EUR	380	292
(*) Facilities with amortization schedule, showing in the column "Limit 12/31/17" the outstanding amount.

(1)
On January 17, 2017 an amendment was made to the bilateral loan, with an outstanding amount of 1,500 million euros, split into two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017 a new amendment was signed extending the maturity of the tranche A for 500 million euros up to June 26, 2019. Facility with amortization schedule.

14.3 Maturities of balances at December 31, 2018 and 2017 are as follows:

December 31, 2018	Maturity
Millions of euros	2019	2020	2021	2022	2023	Subsequent years	Closing balance
Loans with financial entities	2,094	171	517	247	175	923	4,127
Derivative financial liabilities (Note 16)	208	600	293	221	126	967	2,415
Total	2,302	771	810	468	301	1,890	6,542

December 31, 2017	Maturity
Millions of euros	2018	2019	2020	2021	2022	Subsequent years	Closing balance
Loans with financial entities	896	1,799	461	540	322	1,064	5,082
Derivative financial liabilities (Note 16)	252	209	820	440	174	1,153	3,048
Total	1,148	2,008	1,281	980	496	2,217	8,130

Telefónica, S.A. 44

Financial Statements

14.4    Interest-bearing debt arranged or repaid in 2018 mainly includes the following:

Description	Limit 12/31/18 (millions)	Currency	Outstanding balance 12/31/2018 (million euros)	Arrangement date	Maturity date	Drawdown 2018 (million euros)	Repayment 2018 (million euros)
Telefónica, S.A.
Syndicated facility (1)	5,500	EUR	—	03/15/18	03/15/23	—	—
Bilateral Loan	100	EUR	100	11/24/17	01/30/26	100	—
Bilateral Loan	100	EUR	100	12/28/17	10/22/20	100	—
Bilateral Loan	385	EUR	385	12/20/17	07/22/19	385	—
Loan (2)	—	EUR	—	03/08/16	09/28/18	—	(300)
Bilateral loan (3)	1,000	EUR	1,000	06/26/18	06/26/19	—	(500)

(1) On March 15, 2018, Telefónica S.A executed a syndicated facility agreement for an aggregate amount of 5,500 million euros which unifies and replaces two existing revolving credit facilities: a revolving credit facility for3,000 million euros with maturity in February 2022. The facility agreement matures in 2023, with two annual extension options, at the request of Telefónica, for a maximum maturity in 2025.
(2) On September 28, 2018, an early repayment was made by Telefónica S.A. for the 300 million euros loan originally scheduled to mature on March 8, 2021.
(3) On July 17, 2018, an early repayment was made by Telefónica S.A. for 500 million euros originally scheduled to mature on June 26, 2019.

14.5    Average interest on loans and borrowings
The average interest rate in 2018 on loans and borrowings denominated in euros was 0.435% (0.47% in 2017) and 2.236% (2.516% in 2017) for foreign-currency loans and receivables.

14.6    Unused credit facilities
The balances of loans and borrowings only relate to drawn down amounts.
At December 31, 2018 and 2017, Telefónica had undrawn credit facilities amounting to 9,908 million euros and 9,967 million euros, respectively.
Financing arranged by Telefónica, S.A. at December 31, 2018 and 2017 is not subject to compliance with financial ratios (covenants).

Telefónica, S.A. 45

Financial Statements

Note 15. Payable to group companies and associates
15.1 The breakdown of payable to group companies and associates at the 2018 and 2017 year ends is as follows:

December 31, 2018

Millions of euros	Non-current	Current	Total
Loans	41,127	15,339	56,466
Trade payables to Group companies and associates	—	166	166
Derivatives (Note 16)	—	23	23
Tax Group payables to subsidiaries	27	50	77
Total	41,154	15,578	56,732
December 31, 2017

Millions of euros	Non-current	Current	Total
Loans	40,610	13,569	54,179
Trade payables to Group companies and associates	—	264	264
Derivatives (Note 16)	3	6	9
Tax Group payables to subsidiaries	29	262	291
Total	40,642	14,101	54,743
The maturity of these loans at the 2018 and 2017 year ends is as follows (figures in millions of euros):

December 31, 2018

Company	2019	2020	2021	2022	2023	2024 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	4,029	4,673	3,421	3,621	2,181	17,114	35,039
Telefónica Europe, B.V.	2,562	782	291	996	2,239	5,224	12,094
Telfisa Global, B.V.	8,748	—	—	—	—	—	8,748
Telefónica Participaciones, S.A.U.	—	—	585	—	—	—	585
Total	15,339	5,455	4,297	4,617	4,420	22,338	56,466

December 31, 2017

Company	2018	2019	2020	2021	2022	2023 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	4,248	3,491	4,632	3,389	3,641	15,454	34,856
Telefónica Europe, B.V.	2,052	849	1,421	622	995	5,538	11,476
Telfisa Global, B.V.	7,269	—	—	—	—	—	7,269
Telefónica Participaciones, S.A.U.	—	—	—	578	—	—	578
Total	13,569	4,340	6,053	4,589	4,636	20,992	54,179
Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2018 amounting 12,094 million euros (11,476 million euros in 2017). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with an average interest rate in 2018 of 0.04%

Telefónica, S.A. 46

Financial Statements

(4.55% in 2017). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting to 7,484 million euros (7,026 million euros in 2017), bonds and debentures amounting to 1,559 million euros (1,542 million euros in 2017) and commercial paper amounting to 1,666 million euros (1,850 million euros in 2017).
Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2018 was 35,039 million euros (34,856 million euros in 2017). This financing is arranged as loans between these companies on the similar terms and conditions as those of the notes issued under the debt issuance programmes of Telefónica Emisiones, S.A.U. The average interest rate in 2018 was 3.36% (3.86% in 2017). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2018 by tapping the European, American and Taiwanese capital markets, issuing bonds totaling 3,611 million euros (7,324 million euros in 2017).
The characteristics of the main bonds issued during 2018 are the following:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bond	1/22/2018	1/22/2027	1,000	EUR	1,000	1.447%
SHELF bond	3/6/2018	3/6/2038	750	USD	655	4.665%
SHELF bond	3/6/2018	3/6/2048	1,250	USD	1,091	4.895%
EMTN bond	9/11/2018	9/11/2025	1,000	EUR	1,000	1.495%

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes adjustments to amortized cost at December 31, 2018 and 2017 as a result of fair value interest rate and exchange rate hedges.
Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and Spain. The balance payable to this subsidiary is formalized through several deposit agreements accruing interest at market rates and amounting to 8,748 million euros in 2018 (7,269 million euros in 2017).
Financing raised by Telefónica, S.A. through Telefónica Participaciones, S.A.U. at December 31, 2018 totals 585 million euros (578 million euros in 2017) and corresponds to a loan with a principal of 600 million euros at an annual interest rate of 0.25%; which funds are a result of the issuance of non-dilutive convertible bonds carried out by Telefónica Participaciones, S.A.U., guaranteed by Telefónica, S.A. at March 9, 2016. These bonds are benchmarked against the value of Telefónica S.A. shares, with an aggregate nominal amount of 600 million euros, an issue price of 101.25% and 5-year maturity.
15.2 The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 77 and 291 million euros at December 31, 2018 and 2017, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax loss carryforwards) to the tax group headed by Telefónica, S.A. (see Note 17). The current or non-current classification is based on the Company’s projection of maturities.
The most significant amounts correspond to Telefónica Digital España, S.L.U. for 31 million euros (34 million in 2017), Telefónica International Wholesale Services II, S.L. for 7 million euros, and Telefónica Innovación Alpha, S.L. for 4 million euros (2 million in 2017).

Telefónica, S.A. 47

Financial Statements

Note 16. Derivative financial instruments and risk management policies
a) Derivative financial instruments
During 2018, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.
At December 31, 2018, the total outstanding balance of derivatives transactions was 115,410 million euros (116,580 million euros in 2017), of which 89,341 million euros related to interest rate risk and 26,069 million euros to foreign currency risk. In 2017, 92,948 million euros related to interest rate risk and 23,632 million euros to foreign currency risk.
It should be noted that at December 31, 2018, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 1,684 million euros (1,637 million euros in 2017). At year-end 2018 and 2017, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.
The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2018, their notional amounts at year end and the expected maturity schedule is as follows:

Telefónica, S.A. 48

Financial Statements

2018
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	65,786
Fixed to fixed	200	200	EUR	200	EUR
Fixed to floating	32,933	32,933	EUR	32,933	EUR
Floating to fixed	32,653	32,653	EUR	32,653	EUR
Foreign currency interest rate swaps	22,467
Fixed to floating
CHFCHF	333	375	CHF	375	CHF
GBPGBP	2,688	2,405	GBP	2,405	GBP
USDUSD	18,340	21,006	USD	21,006	USD
Floating to fixed
GBPGBP	425	380	GBP	380	GBP
USDUSD	410	470	USD	470	USD
Floating to floating
USDUSD	271	310	USD	310	USD
Exchange rate swaps	16,464
Fixed to fixed
EURBRL	123	123	EUR	546	BRL
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to fixed
USDEUR	162	200	USD	162	EUR
Floating to floating
CHFEUR	308	375	CHF	308	EUR
GBPEUR	2,048	1,600	GBP	2,048	EUR
USDEUR	13,728	16,230	USD	13,728	EUR
Forwards	9,605
BRLEUR	100	444	BRL	100	EUR
CLPEUR	1	640	CLP	1	EUR
CZKEUR	66	1,708	CZK	66	EUR
EURBRL	2,160	2,160	EUR	9,584	BRL
EURCLP	339	339	EUR	269,670	CLP
EURGBP	4,061	4,061	EUR	3,634	GBP
EURMXN	1	1	EUR	29	MXN
EURUSD	1,575	1,575	EUR	1,804	USD
GBPEUR	280	252	GBP	280	EUR
GBPUSD	2	2	GBP	3	USD
USDBRL	19	22	USD	83	BRL
USDCLP	5	6	USD	4,060	CLP

Telefónica, S.A. 49

Financial Statements

USDCOP	2	2	USD	7,193	COP
USDEUR	965	1,110	USD	965	EUR
USDGBP	22	26	USD	20	GBP
USDPEN	3	3	USD	10	PEN
CLPUSD	1	1,071	CLP	2	USD
BRLUSD	3	13	BRL	3	USD
PENUSD	—	1	PEN	—	USD
COPUSD	—	1,675	COP	1	USD
Swaption	250
Fixed to floating
EUREUR	205	205	EUR	205	EUR
Floating to fixed
EUREUR	45	45	EUR	45	EUR
Subtotal	114,572

Millions of euros
Notional amounts of structured products with options	Value in euros	Notional	Currency
Caps&Floors	838
GBP	838	750	GBP
TOTAL	115,410
The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Promissory notes	1,700	—	1,700	—	—
Pension Plans	4,347	630	955	970	1,792
Loans	15,492	2,478	6,135	4,168	2,711
in national currency	10,260	1,425	4,560	1,925	2,350
in foreign currencies	5,232	1,053	1,575	2,243	361
Debentures and bonds MtM	63,550	2,989	25,687	4,921	29,953
in national currency	15,967	550	8,650	2,767	4,000
in foreign currencies	47,583	2,439	17,037	2,154	25,953
Other underlying*	30,321	20,622	3,594	3,753	2,352
CCS	373	123	250	—	—
Forward	9,605	9,605	—	—	—
IRS	20,343	10,894	3,344	3,753	2,352
Total	115,410	26,719	38,071	13,812	36,808
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries

Telefónica, S.A. 50

Financial Statements

The breakdown of Telefónica, S.A.’s derivatives in 2017, their notional amounts at year end and the expected maturity schedule is as follows:

2017
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	67,355
Fixed to fixed	390	390	EUR	390	EUR
Fixed to floating	34,020	34,020	EUR	34,020	EUR
Floating to fixed	32,945	32,945	EUR	32,945	EUR
Foreign currency interest rate swaps	23,523
Fixed to floating
CHFCHF	534	625	CHF	625	CHF
GBPGBP	3,865	3,430	GBP	3,430	GBP
JPYJPY	74	10,000	JPY	10,000	JPY
USDUSD	17,026	20,421	USD	20,421	USD
Floating to fixed
GBPGBP	1,217	1,080	GBP	1,080	GBP
USDUSD	807	968	USD	968	USD
Exchange rate swaps	16,040
Fixed to fixed
EURBRL	138	138	EUR	546	BRL
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to fixed
USDEUR	702	765	USD	702	EUR
Floating to floating
CHFEUR	515	625	CHF	515	EUR
GBPEUR	2,048	1,600	GBP	2,048	EUR
JPYEUR	101	10,000	JPY	101	EUR
USDEUR	12,441	14,849	USD	12,441	EUR
Forwards	7,592
BRLEUR	9	33	BRL	9	EUR
CLPEUR	1	640	CLP	1	EUR
CZKEUR	67	1,708	CZK	67	EUR
EURBRL	728	728	EUR	2,889	BRL
EURCLP	367	367	EUR	270,421	CLP
EURGBP	3,056	3,056	EUR	2,712	GBP
EURMXN	1	1	EUR	18	MXN
EURUSD	1,269	1,269	EUR	1,522	USD
GBPEUR	1,021	906	GBP	1,021	EUR
GBPUSD	1	1	GBP	1	USD
USDBRL	20	24	USD	77	BRL

Telefónica, S.A. 51

Financial Statements

USDCLP	3	4	USD	2,353	CLP
USDCOP	1	1	USD	4,130	COP
USDEUR	1,018	1,216	USD	1,018	EUR
USDGBP	28	33	USD	25	GBP
USDPEN	2	3	USD	9	PEN
Swaption	425
Fixed to floating
EUREUR	205	205	EUR	205	EUR
Floating to fixed
EUREUR	220	220	EUR	220	EUR
Subtotal	114,935

Millions of euros
Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	1,645
Caps&Floors	1,645
GBP	845	750	GBP
EUR	800	800	EUR
Currency options	—
USDEUR	120	120	EUR
EURUSD	(120)	(120)	EUR
Subtotal	1,645
TOTAL	116,580
The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Promissory notes and Commercial Paper	200	—	200	—	—
Pension plans	5,009	700	1,145	935	2,229
Loans	21,041	4,158	7,838	4,525	4,520
in national currency	14,635	2,425	6,600	1,660	3,950
in foreign currencies	6,406	1,733	1,238	2,865	570
Debentures and bonds MtM	63,822	7,696	18,311	13,470	24,345
in national currency	18,767	2,200	8,250	2,917	5,400
in foreign currencies	45,055	5,496	10,061	10,553	18,945
Other underlying*	26,508	13,851	5,647	3,030	3,980
CCS	390	73	317	—	—
Forward	7,591	7,591	—	—	—
IRS	18,527	6,187	5,330	3,030	3,980
Total	116,580	26,405	33,141	21,960	35,074
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries

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Financial Statements

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

b) Risk management policy
Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting Telefónica are as follows:
Exchange rate risk
Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.
Interest rate risk
Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.
Share price risk
Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.
Other risks
Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
Credit risk appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.
Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.
Risk management
Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.
Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net

Telefónica, S.A. 53

Financial Statements

financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of leverage.
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies and/or synthetic debt in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to operating income before depreciation and amortization (OIBDA) ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.
At December 31, 2018, the net financial debt in pounds sterling was approximately 1.97 times the value of the business' OIBDA in 2018 for Group companies in the United Kingdom, which was in line with the policy of previous years of 2 times the OIBDA ratio. At December 31, 2018, the net financial debt denominated in pounds sterling was equivalent to 3,566 million euros (3,089 million euros at December 31, 2017).
Telefónica also manages its exchange rate risk, seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the euro, which is Telefónica S.A.'s functional currency, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
Interest rate risk
The Telefónica´s financial expenses are exposed to changes in interest rates. In 2018 Euribor, the dollar Libor and the pound sterling Libor were the short term rates that accounted for most of the exposure. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.
Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.
To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2018 has been assumed, as well as a 100 basis point decrease in all currencies in order to avoid negative rates. The constant position equivalent to that prevailing at the end of the year has also been assumed.

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Financial Statements

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2018 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.
In both cases, only transactions with external counterparties have been considered.

	Impact on Consolidated net income	Impact on P/L Telefónica, S.A.	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(102)	(58)	317	317
-100bp	88	55	(317)	(317)
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments derivatives associated with such investments, convertible or exchangeable instruments issued by Telefónica Group, Share-based payments plans, treasury shares and equity derivatives over treasury shares.
According to the share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a new long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group. The characteristics of the plan are described in Note 19. Additionally, the Shareholder’s Meeting approved a share plan for the incentivised purchase of shares for employees of the Telefónica Group, which will be implemented in 2019.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, part of the treasury shares of Telefónica, S.A. held at December 31, 2018 might be used to cover the shares deliverable under the new plans. The fair value of the treasury shares at liquidation moment could increase or decrease depending on the variations in Telefónica, S.A.’s share quotation.
Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

Telefónica, S.A. 55

Financial Statements

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefonica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefonica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.
When managing credit risk, Telefonica considers the use of CDS, novations, derivatives with break clauses and signing CSA´s under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

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Financial Statements

This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the capital structure of the Company, with the aim of maintaining the solvency and creating value to the shareholders.
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Derivatives Policy
Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.
Hedge accounting
Hedges can be of three types:

•	Fair value hedges.

•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made

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Financial Statements

in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are mainly used to hedge the net investment.
Hedges can comprise a combination of different derivatives.
There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cahs flows, stabilizing net financial income/expense and protecting our equity. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in the perceived risk on the underlying or a change in market view. The hedges must meet the effectiveness test and be well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.
The possible sources of ineffectiveness that Telefónica can have when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

•	The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.

•	The hedging instrument starts with initial value and a financing effect is produced.

•	When a cross-currency swap is designated as a hedging instrument on a foreign currency bond and the currency basis spread remains within the coverage.

•	When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.
The main guiding principles for risk management are laid down by Telefónica’s finance department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate finance department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.
In 2018 the Company recognized a loss of 28.4 million euros for the ineffective part of cash flow hedges (a loss of 6.3 million euros in 2017).
The fair value of Telefónica, S.A. derivatives with third parties amounted to a positive MTM (accounts receivable) of 848 million euros in 2018 (254 million euros in 2017).
The fair value of Telefónica, S.A. intragroup derivatives amounted to a positive MTM (accounts payable) of 14 million euros in 2018 (+1 million euros in 2017).
The breakdown of the Company’s derivatives with third party counterparties at December 31, 2018 and 2017 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

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Financial Statements

2018

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2019	2020	2021	Subsequent years	Total
Interest rate hedges	(174)	(786)	1,698	—	(431)	481
Cash flow hedges	180	(650)	1,523	—	944	1,817
Fair value hedges	(354)	(136)	175	—	(1,375)	(1,336)
Exchange rate hedges	44	262	2,219	1,102	5,980	9,563
Cash flow hedges	44	262	2,219	1,102	5,980	9,563
Interest and exchange rate hedges	(467)	962	800	2,002	1,743	5,507
Cash flow hedges	(467)	962	800	2,002	1,743	5,507
Other derivatives	(251)	(9,904)	(321)	(1,481)	(2,551)	(14,257)
Interest rate	(132)	(3,571)	(321)	(881)	(2,551)	(7,324)
Exchange rate	(123)	(6,333)	—	—	—	(6,333)
Other	4	—	—	(600)	—	(600)
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

2017

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2018	2019	2020	Subsequent years	Total
Interest rate hedges	(159)	(1,407)	(780)	1,690	577	80
Cash flow hedges	246	(900)	(650)	1,523	1,844	1,817
Fair value hedges	(405)	(507)	(130)	167	(1,267)	(1,737)
Exchange rate hedges	341	1,266	621	2,219	4,720	8,826
Cash flow hedges	341	1,266	621	2,219	4,720	8,826
Interest and exchange rate hedges	(389)	308	962	800	3,744	5,814
Cash flow hedges	(389)	308	962	800	3,744	5,814
Other derivatives	(63)	(3,418)	1,766	(495)	(3,401)	(5,548)
Interest rate	(123)	(3,035)	1,840	(495)	(3,401)	(5,091)
Exchange rate	(9)	(1,193)	(74)	—	—	(1,267)
Other	69	810	—	—	—	810
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

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Financial Statements

Note 17. Income tax
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2018 and 2017 comprised 44 and 45 companies, respectively.
Consolidated tax group is valid during an indefinite period as long as the law requirements are fulfilled, or the Company decides to expressly resign to it.
Tax balances as of December 31, 2018 and 2017 are as follows:

Millions of euros	2018	2017
Tax receivables:	3,157	3,167
Deferred tax assets:	2,978	2,857
Deferred income tax (income)	277	406
Long-term tax credits for loss carryforwards	1,831	1,060
Unused tax deductions	870	1,391
Current tax receivables (Note 10):	179	310
Withholdings	20	19
Corporate income tax payable	154	284
VAT and Canary Islands general indirect tax refundable	5	7
Tax payable:	470	680
Deferred tax liabilities:	291	427
Current payables to public administrations (Note 18):	179	253
Personnel income tax withholdings	5	4
Withholding on investment income, VAT and other	173	247
Social security	1	2
Telefónica, S.A. has tax credits for loss carryforwards, unused by Tax Group in Spain at December 31, 2018 amounting to 8,291 million euros (gross):

31/12/2018	Total carryforwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	8,040	3,322	4,718	6,784
Prior to Tax Group loss carryforwards (*)	251	—	251	—
(*) Unused tax credits for loss carryforwards
Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2018 therefore amounts to 1,831 million euros (1,160 million euros in 2017).
During 2018, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of income tax amounting to 20 million euros (131 million euros in 2017).

17.1 Movement in deferred tax assets and liabilities
The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2018 and 2017 are as follows:

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Financial Statements

2018

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,060	406	1,391	2,857	427
Arising in the year	780	4	10	794	2
Reversal	—	(93)	(472)	(565)	—
Transfers to the tax group’s net position	(9)	(40)	(59)	(108)	(138)
Closing balance	1,831	277	870	2,978	291
2017

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,174	479	1,310	2,963	571
Arising in the year	—	19	9	28	—
Reversal	(114)	(56)	(6)	(176)	(2)
Transfers to the tax group’s net position	—	(36)	78	42	(142)
Closing balance	1,060	406	1,391	2,857	427
Due to the amendment of the Corporate Tax Law by Royal Legislative Decree (RLD) 3/2016, of December 2, that limits the offsetting of negative tax bases to 25%, as a result of the impairment testing on the recoverability of deferred tax assets carried out by the Group, 98 million euros of tax loss carryforwards were reversed in 2017.
In 2018, the schedule of deferred tax assets and liabilities consumption has been built in accordance with the resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico Administrativo Central), notified on January 22, 2019, partially upholding the claims of the Company regarding the usage of tax credits, mainly tax loss carryforwards, during the years 2008, 2009 and 2010. As a consequence of this assumption, tax loss carryforwards amounting to 780 million euros have been activated and tax deductions of 472 million euros have been reversed (9 million euros were capitalized in 2017).
The effect of deferred taxes in equity in 2018 is a net disposal of 66 million euros (5 million euros of additions in 2017).
On the other hand, and in compliance with the sixteenth transitional provision of this RDL 3/2016, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, 138 million euros of recorded deferred tax liabilities have been reversed, offsetting the negative gross tax payable (141 million euros in 2017).

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Financial Statements

17.2 Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.
The calculation of the income tax expense and income tax payable for 2018 and 2017 is as follows.

Millions of euros	2018	2017
Accounting profit before tax	2,264	274
Permanent differences	(4,489)	(2,241)
Temporary differences:	464	394
Arising in the year	15	32
Arising in prior years	449	362
Tax result	(1,761)	(1,573)
Gross tax payable	(440)	(393)
Corporate income tax refundable	(440)	(393)
Activation/Reversion of loss carryforwards and/or deductions	(319)	89
Temporary differences for tax valuation	(116)	(99)
Other effects	71	84
Corporate income tax accrued in Spain	(804)	(319)
Foreign taxes	54	39
Income tax	(750)	(280)
Current income tax	(386)	(355)
Deferred income tax	(364)	75
The permanent differences mainly correspond to the change in the write-off of the investments in Group companies, to the non-tributable dividends received, to the non-tributable capital gains on the non-monetary contribution of the stake in Telxius transferred to Pontel and the subsequent sale of 16.65% share capital of Pontel (see Note 8) and to the financial goodwill.
The heading "Activation/reversion of loss carryforwards and/or deductions" mainly includes the reversion of deductions by 472 million euros (activation of deductions amounting to 9 million euros in 2017) and the activation of loss carryforwards by 780 million euros (reversal of loss carryforwards by 98 million euros in 2017), as mentioned in caption 17.1.
The caption “Other effects” mainly includes the impact arising from the provision made in relation to the tax deductibility of the financial goodwill taken in the year (see section 17.3).

17.3 Tax inspections and tax-related lawsuits
In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax credits for loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.
On the other hand, in July 2015, tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in an expense amounting to 206 million euros in 2015. However, no cash payment was made, as the adjustments arising from the inspection were offset by unused tax credits for loss carryforwards, at the corresponding tax rate for each period.

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Financial Statements

Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments in dispute, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax credits for loss carryforwards in the years subject to settlement.
In June 2017 the Company received an order of the Audiencia Nacional extending the effects of its ruling from February 27, 2014 from another tax payer to the individual legal status of Telefónica in connection with the “Juros sobre el capital propio” (interest on own capital). As a consequence of the aforementioned, the Audiencia Nacional has voided the corporate income tax assesment, for the years 2005 to 2007 and 2008 to 2011 related to “Juros sobre el capital propio” settled by the tax authorities.
With respect to the use of tax loss carryforwards in the years subject to settlement during the inspection 2008 to 2011, still under litigation, in November 2017 the Company brought a judicial appeal to the Audiencia Nacional, against the alleged dismissal of the claim in the absence of a reply from the authorities.   On January 22, 2019, Telefónica was notified of a resolution issued by the Central Economic-Administrative Court which partially upheld the claims made by Telefónica in connection with the tax inspections in dispute. Telefónica intends to appeal this resolution, which has not been executed yet, in respect of such matters that were resolved against the Company's interest.
At 2018 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Tax deducibility of financial goodwill

The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2018, was 1,389 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision), in its third decision from October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

As of the date of these annual financial statements, the three decisions continue subject to a final ruling. The first two were annulled by two judgments of the General Court of the European Union, which were appealed by the EC before the Court of Justice of the European Union and sent again to the General Court by the Judgment dated December 21, 2016, to reassess the tax incentive. The Court sentenced November 15, 2018, confirming the applicability of legitimate expectations principle, but considering the "goodwill amortization" as state aid no compatible with the common market. The last Sentence has been appealed before the Court of Justice of the European Union; the third decision is still pending.

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Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transfer of the relevant stake.
The Group has continued accruing the amount of the goodwill amortized for tax purposes, corresponding mainly to the purchase of Vivo, for a total of 283 million euros at December 31, 2018 (215 million euros at December 31, 2017).

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Note 18. Trade, other payables and provisions

A)	Trade and other payables
The breakdown of “Trade and other payables” is as follows:

Millions of euros	2018	2017
Suppliers	83	84
Accounts payable to personnel	37	36
Other payables	63	166
Other payables to public administrations (Note 17)	179	253
Total	362	539
Other payables
In accordance with Telefónica’s irrevocable commitment, undertaken in 2015, to pay a 325 million euros donation to Fundación Telefónica, in 2018 cash payments have been made in an amount of 94 million euros and in-kind contributions amounting to 2 million euros. The outstanding amount of this item as of December 31, 2018 totals 49 million euros.
Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of July, 5).
In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2018	2017
	Number of days	Number of days
Weighted average maturity period	39	37
Ratio of payments	39	38
Ratio of outstanding invoices	39	19
	Millions of euros	Millions of euros
Total Payments	303	323
Outstanding invoices	29	28
Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2018 included payment periods with a maximum of 60 days.
For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2018 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

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B)	Provisions
In 2018 and 2017 the concepts and amounts under the provision captions are the following:
2018

Millions of euros	Non-current	Current	Total
Tax Provisions	298	—	298
Termination plans (Note 19)	82	18	100
Other provisions	114	75	189
Total	494	93	587
2017

Millions of euros	Non-current	Current	Total
Tax Provisions	230	—	230
Termination plans (Note 19)	115	44	159
Other provisions	114	79	193
Total	459	123	582
Movements in the provisions during 2018 and 2017 are disclosed below:

Millions of euros	2018	2017
Opening balance:	582	488
Additions	68	142
Amortization and reversals	(59)	(29)
Transfers	—	(22)
Fair value adjustments and others	(4)	3
Closing balance:	587	582
Maturity:
Non-current	494	459
Current	93	123
In 2018 the caption “Additions” includes 68 million euros (62 million euros in 2017) of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see Note 17).
The caption “Transfers” included in 2017 the partial recovery of the value of certain investments which had a negative book value in 2016.
With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan ending in December 2017 for the employees who met the requirements defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company, on the one hand, extended the plan termination till 2018 and on the other hand, set up in December 2016 a new voluntary programme aimed at some employees who met certain requirements related to seniority in the Company. In 2017 the last programme was extended, with an additional provision of 11 million euros shown as "Additions" in the 2017 chart of movements.
Regarding the aforementioned termination plan, the caption “Amortization and reversals” includes in 2018 a provision reversal amounting to 18 million euros and amortizations of the same provision amounting to 41 million euros. During 2017 amortization and reversals related to this plan were recorded amounting to 36 million euros.

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Note 19. Revenue and expenses
19.1 Revenue
a) Rendering of services
Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2018 and 2017, “Rendering of services to Group companies and associates” included 440 and 481 million euros, respectively, for this item.
Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica UK, Ltd., Telefónica Latinoamérica Holding, S.L., Telxius Telecom, S.A. and since 2018, Telefónica Germany, GmbH. Revenues received for this concept in 2018 and 2017 amounted to 30 and 31 million euros, respectively, recognized under “Rendering of services to Group companies and associates”.
Revenues also include property rental income amounting to 43 and 45 million euros in 2018 and 2017, respectively, mainly generated from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).
b) Dividends from Group companies and associates
The detail of the main amounts recognized in 2018 and 2017 is as follows:

Millions of euros	2018	2017
Telfisa Global, B.V.	700	733
Telefónica de España, S.A.U.	1,574	664
Telefónica Europe, plc.	609	619
Telefónica Móviles España, S.A.U.	552	305
Telefônica Brasil, S.A.	447	355
Sao Paulo Telecomunicaçoes, Ltda	77	130
Telefónica Móviles Argentina, S.A.	31	164
Telefónica Centroamérica Inversiones, S.L.	42	34
Telefónica Luxembourg Holding S.à.r.L	165	—
Telxius Telecom, S.A.	32	—
Other companies	30	23
Total	4,259	3,027

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c) Interest income on loans to Group companies and associates
This heading includes the return obtained on loans granted to subsidiaries to carry out their business (see Note 8.5). The breakdown of the most significant amounts is as follows:

Millions of euros	2018	2017
Telefónica Móviles México, S.A. de C.V.	49	43
Telefónica Móviles España, S.A.U.	6	7
Telefónica Latinoamérica Holding, S.L.	32	—
Telefónica Móviles Argentina, S.A.	—	4
Other companies	37	41
Total	124	95
19.2 Non-core and other current operating revenues
“Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.
19.3 Personnel expenses and employee benefits
The breakdown of “Personnel expenses” is as follows:

Millions of euros	2018	2017
Wages, salaries and other personnel expenses	119	151
Pension plans	3	2
Social security costs	21	21
Total	143	174
In 2018, “Wages, salaries and other personnel expenses” includes a reversal of compensation accruals amounting to 18 million euros (11 million euros of compensation accrual in 2017). The outstanding figure of this concept at 2018 closing balance has been described in Note 18.
Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

•
Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.
This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.
At December 31, 2018, 2,152 employees have signed up for the plan (2,059 employees in 2017). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 4 million euros both in 2017 and 2018.

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In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.
Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 8 million euros in both 2017 and 2018. In 2018 and 2017 some executives under this Pension Plan for Senior Executives have left the Company, and accordingly their accumulated contributions have been retrieved by Telefónica, S.A. and registered as a minor expense totaling 9 million euros in both years.
No provision was made for this plan as it has been fully externalized.
The main share-based payment plans in place in the 2017-2018 period are as follows:
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
In the first cycle of the plan, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
For each of the remaining cycles, the Board of Directors of Telefónica, S.A. may introduce new objectives linked to sustainability, the environment or corporate governance, as well as vary the relative weight accorded to each of them.
The plan will have a total duration of five years and will be divided into three cycles of three years each. The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to senior executive officers of the Telefónica Group in this cycle of the plan is 8,466,996 shares and the outstanding shares at December 31, 2018 8,451,511, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares as of December 31, 2018	Unit fair value
TSR Objective	4,233,498	4,225,755.5	4.52
FCF Objective	4,233,498	4,225,755.5	6.46
Total number of shares	8.466.996	8.451.511
From this total, the shares assigned to Telefónica, S.A.'s employees are 2,950,982. The outstanding shares as of December 31, 2018 are 2,931,478.

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”
The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new installment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.
The term of the plan was a total of five years divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was

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not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first cycle expired on September 30, 2017. The maximum number of shares assigned to this cycle of the plan was 6,927,953 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. The second cycle expired on September 30, 2018. The maximum number of shares assigned to this cycle was 6,775,445 shares assigned on October 1, 2015, with a fair value of 6.46 euros per share. Delivery of shares was not required at the end of each of these cycles according to the general conditions of the plan; therefore, managers did not receive any shares.

Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
The Telefónica, S.A.'s Board of Directors, at its meeting on June 8, 2018, agreed the launch of a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this new plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, in the first cycle of the plan the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to employees of the Telefónica Group in this cycle of the plan is 787,500 shares and the outstanding shares at December 31, 2018 785,750, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares as of December 31, 2018	Unit fair value (euros)
TSR Objective	393,750	392,875	4.52
FCF Objective	393,750	392,875	6.46
Total number of shares	787.500	785.750
From this total, the shares assigned to Telefónica, S.A.'s employees are 92,500. This same number of shares are outstanding at year end.

Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2014-2019” (TFSP)
At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.
The plan consisted of the delivery of a certain number of shares of Telefónica, S.A. to participants selected by the Company who had opted to take part in the scheme and had met the requirements and conditions stipulated to this end.
The term of the plan was five years and it was divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.

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The first cycle expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 556,795 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. The second cycle expired on September 30, 2018. The maximum number of shares assigned to this phase of the plan was 618,000 shares assigned on October 1, 2015, with a fair value of 6.46 euros per share. Delivery of shares was not required at the end of each of these cycles according to the general conditions of the plan.

Telefónica, S.A. global share plans "Global Employee Share Plans"
The Telefónica, S.A. Ordinary General Shareholders’ meeting on May 30, 2014 approved a new voluntary plan for incentivised purchases of shares of Telefónica, S.A. for the employees of the Group, with certain exceptions. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. The employees that remained part of the Telefónica Group and held on to the shares for one year following the acquisition period (the shareholding period), were entitled to receive one free share for each share they acquired and retained throughout the shareholding period.
The acquisition period commenced in July 2015 and ended in June 2016. The share holding period ended in August 2017. 27,018 employees on the scheme were rewarded with a total of 3,187,055 Telefónica shares, valued at approximately 33 million euros at the time they were delivered.
In addition, at the General Shareholders’ Meeting held on June 8, 2018, a new global employee incentive share purchase plan for shares of Telefónica, S.A. was approved, aimed at employees of the Telefónica Group, that will be launched in 2019. The total number of free shares to be delivered for the whole plan may never exceed 0.1% of the share capital of Telefónica, S.A.

19.4 Average number of employees in 2018 and 2017 and number of employees at year-end:
2018

	Employees at 12/31/18			Average no. of employees in 2017
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	58	130	188	56	132	188
Managers	152	174	326	145	158	303
Project Managers	168	126	294	167	117	284
University graduates and experts	161	114	275	155	104	259
Administration, clerks, advisors	105	8	113	104	5	109
Total	644	553	1,197	627	517	1,144
2017

	Employees at 12/31/17			Average no. of employees in 2016
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	53	125	178	60	130	190
Managers	145	151	296	141	151	292
Project Managers	155	112	267	159	113	272
University graduates and experts	145	92	237	136	85	221
Administration, clerks, advisors	106	6	112	104	6	110
Total	604	487	1,091	600	486	1,086

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Financial Statements

According to the new requirement of the Spanish Companies Law established in article 260, the average number of employees in 2018 with disability of 33% or higher, establishing the categories to which they belong are the following:

Professional category	Average number of employees
Project Managers	1
University graduates and experts	2
Administration, clerks, advisors	1
Total	4

19.5 External services.
The items composing “External services” are as follows:

Millions of euros	2018	2017
Rent	12	12
Independent professional services	136	128
Donations (Note 18)	1	1
Marketing and advertising	110	138
Other expenses	41	121
Total	300	400
On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The lease period is 15 years (until 2023), renewable for another five.
Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2018 and 2017 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future minimum rentals 2018	28	6	6	11	5
Future minimum rentals 2017	30	5	15	10	—

19.6 Finance revenue
The items composing “Finance revenue” are as follows:

Millions of euros	2018	2017
Dividends from other companies	12	14
Other third parties financial revenues and gains on derivative instruments	347	397
Total	359	411
“Other third parties finance revenues and gains on derivative instruments” include the effect of the financial hedges arranged to unwind positions for 2018 and 2017, which have the same amount under ¨Finance costs payable to third parties by financial hedges¨ and therefore do not have a net impact in the income statement.

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Financial Statements

19.7 Finance costs
The breakdown of “Finance costs” is as follows:

Millions of euros	2018	2017
Interest on borrowings from Group companies and associates	1,910	1,894
Finance costs payable to third parties and losses on interest rates of financial hedges	320	405
Total	2,230	2,299
The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2018	2017
Telefónica Europe, B.V.	648	479
Telefónica Emisiones, S.A.U.	1,223	1,335
Other companies	39	80
Total	1,910	1,894
Other companies includes financial costs with Telfin Ireland Limited and Telfisa Global, B.V. related to current payables for specific cash needs.
The amount included as “Finance costs payable to third parties and losses on interest rate of financial hedges” refers to fair value effects in the valuation of derivative instruments described in Note 16. As it has been explained in the Note 19.6, some of these derivative instruments do not have a net impact in the income statement because they are part of the hedges to unwind positions, so they have a similar impact under ¨other financial revenues¨.

19.8 Exchange differences:
The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2018	2017
On current operations	20	33
On loans and borrowings	92	299
On derivatives	710	1,007
On other items	50	29
Total	872	1,368
The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2018	2017
On current operations	21	28
On loans and borrowings	116	88
On derivatives	604	1,013
On other items	82	54
Total	823	1,183

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Financial Statements

The variation in exchange gains and losses is due to the fluctuations in the main currencies the Company works with. In 2018 US dollar exchange rate has strengthened by 4.72% against euro, unlike 2017 trend, when it was significantly depreciated by 13.8% against euro. Pound sterling exchange rate has depreciated by 0.81% (in 2017 there was a depreciation of 3.77% against euro). Brazilian real has significantly depreciated by 10.60%, (in 2017 it was depreciated by 15.5% against euro). These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

19.9 Impairment losses on disposal of financial instruments with third parties
In 2017 the Company recognized a write-down of its investment in Prisa (see Note 9.3) amounting to 30 million euros. In 2018 there has been no need to make additional value adjustments regarding this investment.

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Financial Statements

Note 20. Other information
a) Financial guarantees
At December 31, 2018, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 46,218 million euros (45,220 million euros at December 31, 2017). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2018	2017
Debentures and bonds and equity instruments	43,833	42,659
Loans and other payables	719	711
Other marketable debt securities	1,666	1,850
Total	46,218	45,220
The debentures, bonds and equity instruments in circulation at December 31, 2018 issued by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V., Telefónica Finanzas México, S.A. de C.V. and Telefónica Participaciones, S.A.U., were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 43,833 million euros at December 31, 2018 (42,659 million euros at December 31, 2017). During 2018, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 3,611 million euros (6,852 million euros in 2017) and 3,713 million euros matured during 2018 (5,372 million euros during 2017).
The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2018 are: the cash-settled equity link bonds non-dilutive issued by Telefónica Participaciones, S.A.U., whose outstanding amount at December 31, 2018 and 2017 was 600 million euros in both years.
“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this programme at December 31, 2018 was 1,666 million euros (1,850 million euros at December 31, 2017).
Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2018 and 2017, these guarantees amounted to approximately 41 million euros in both years.
b) Litigation
Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
It is worth highlighting the following aspects relating to the unresolved legal proceedings or those underway during 2018 (see Note 17 for details of tax-related cases):
Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.

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On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the European Commission to reassess the amount of the fine imposed. The General Court considers that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its reply. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg"), were minority shareholders of Český Telecom. In September 2005 both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favourable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.

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Financial Statements

c) Other contingencies
Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica continues to cooperate with governmental authorities and continues with the ongoing investigations. Although it is not possible at this time to predict the scope or duration of these matters or their likely outcome, Telefónica believes that, considering the size of the Group, any potential penalty as a result of the resolution of these investigations would not materially affect the Group's financial condition.
d) Commitments
Agreement related to the Sale of Customer Relationship Management (CRM) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which was amended on May 16, 2014, on November 8, 2016 and on May 11, 2018. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, starting on January 1, 2018 the payment obligation for failure to meet the annual turnover commitment will be calculated for each year of the agreement but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.

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Financial Statements

e) Directors’ and senior executives’ compensations and other benefits
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2018, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,838,067 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2018 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration, for their executive roles, of 1,923,100 euros that the Executive Chairman, Mr. José María Álvarez-Pallete López, has established for the 2019 financial year is equal to the one received in the years 2018, 2017 and 2016, which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.

Telefónica, S.A. 78

Financial Statements

The fix remuneration, for their executives tasks, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2019 financial year is equal to the one received in the year 2018.
Individualized description
Annex II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2018. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.
f) Related-party transactions
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Blackrock, Inc. and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 5.28%, 5.01% and 5.08%, respectively.
During 2018 and 2017 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between Telefónica, S.A. and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros
2018	BBVA	la Caixa
Financial expenses	11	7
Receipt of services	2	1
Total expenses	13	8
Dividends received (1)	11	—
Total revenues	11	—
Financing transactions	595	891
Guarantees granted	—	8
Time deposits	262	271
Dividends distributed	124	105
(1) As of December 31, 2018 Telefónica holds 0.66% investment in BBVA (See Note 9.3.).

Millions of euros
2017	BBVA	la Caixa
Financial expenses	9	4
Receipt of services	2	2
Total expenses	11	6
Dividends received (1)	11	—
Total revenues	11	—
Financing transactions	1,209	414
Guarantees granted	—	8
Time deposits	995	292
Dividends distributed	128	104
(1) As of December 31, 2017 Telefónica held 0.66% investment in BBVA.

Telefónica, S.A. 79

Financial Statements

In addition, the nominal outstanding value of derivatives held with BBVA and la Caixa in 2018 amounted to 17,041 and 543 million euros, respectively (20,738 million euros held with BBVA and 404 million euros with la Caixa in 2017). The fair value of these derivatives in the balance sheet is 353 and -10 million euros, respectively, in 2018 (332 and -28 million euros, respectively, in 2017). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. Moreover, in 2018 there are collateral guarantees (liabilities) of certain derivatives held with BBVA amounting to 8 million euros (an asset of 286 million euros in 2017).
On the other hand, in July 2018, there was a non-extinguishing modifying novation of the investment and agreement between shareholders related to Telefónica Consumer Finance, E.F.C., S.A. The agreement had been signed between Telefónica, S.A., CaixaBank Consumer Finance, E.F.C., S.A. (formerly Finconsum, E.F.C., S.A.) and CaixaBank, S.A. on September 6, 2013, adhered to by Telefónica Consumer Finance, E.F.C., S.A. on February 6, 2014 (the "Novation of the Agreement of Investment and Contract between Shareholders"), in order to implement as an activity of Telefónica Consumer Finance, E.F.C., S.A. the granting of financing products from users from the universe of customers of the Telefónica Group in Spain, as well as for the corporate governance of Telefónica Consumer Finance, E.F.C., S.A. to adapt to the new regulatory framework applicable to the Financial Credit Institutions.

Likewise, in December 2018 a financial collaboration agreement was signed between Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for employees, pensioners and early-retirees of the Telefónica Group.

Group companies and Associates
Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.
The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2018 and 2017 are detailed in the notes to these individual financial statements.
Directors and senior executives
During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 20 e) and Appendix II of these financial statements.
Certain Telefónica Group subsidiaries, mainly Telefónica de España, S.A.U., performed transactions in 2018 with Global Dominion Access Group related to the Group´s ordinary course of business amounting to 25 million euros (23 million euros in 2017).
Telefónica S.A. contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions in these type of insurance and a premium attributable to 2018 of 1,916,209.75 euros (1,943,007.09 euros in 2017). This scheme provides coverage for Telefónica S.A. and its subsidiaries, in certain cases.

g) Auditors' fees
The expenses accrued refer to the fees for services rendered by the various member firms of the PwC international organization, of which PricewaterhouseCoopers Auditores, S.L. (the auditor of Telefónica) forms part, amount to 3.19 million euros and 3.56 million euros in 2018 and 2017, respectively.
The detail of these amounts is as follows:

Telefónica, S.A. 80

Financial Statements

Millions of euros	2018	2017
Audit services	3.01	3.16
Audit-related services	0.18	0.16
Other services	—	0.24
Total	3.19	3.56
Audit services: mainly audit services of the annual statements and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404), the work in connection with the 20-F report to be filed with the US Securities and Exchange Commission (SEC) and the issuance of Comfort Letters.
Audit-related services: mainly services related to the verification of the Statement of Non Financial Information -Digital Responsibility and well-being (Corporate Social Responsibility Report).
All other services: permitted services by the applicable independence regulation, mainly advisory services on migration questions to expatriates employees.

h) Environmental matters
Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.
Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.
Telefónica's environmental risks and climate change are controlled and managed under the company's global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.
Telefónica has a global environmental team made up of experts in environmental management.

i) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20.a).

Telefónica, S.A. 81

Financial Statements

Note 21. Cash flow analysis
Cash flows from/(used in) operating activities
The net result before tax in 2018 amounted to positive 2,264 million euros (see income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year, or are included within the investing and financing activities.
These adjustments relate mainly to:

•	The impairment of investments in Group companies, associates and other investments of 587 million euros (in 2017 an impairment of 1,443 million euros).

•
The gains on disposal of subsidiaries amounting to 175 million euros, mainly corresponding to the sale of 16.65% of the share capital of Pontel Participaciones, S.L. (gains amounting to 313 million euros in 2017, mainly due to the partial sale of Telxius Telecom, S.A.).

•
Declared dividends as income in 2018 for 4,259 million euros (3,027 million euros in 2017), interest accrued on loans granted to subsidiaries of 124 million euros (95 million euros in 2017) and a net financial expense of 1,822 million euros (1,733 million euros in 2017), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 2,489 million euros (1,374 million euros in 2017). The main items included are:

a)	Net interest paid:
Payments of net interest and other financial expenses amounted to 1,618 million euros (1,505 million euros in 2017), including:

•	Net proceeds from external credit entities, net of hedges, for 291 million euros, (net payments of 396 million euros in 2017 offset by their hedges), and

•	Interest and hedges paid to Group companies of 1,909 million euros (1,901 million euros in 2017).

b)	Dividends and other distributions from reserves and paid-in capital received: the main receipts relate to:

Millions of euros	2018	2017
Telefónica Móviles Argentina, S.A.	30	163
Telefónica Móviles España, S.A.U.	306	—
Telefónica Europe, plc.	609	619
Telefónica de España, S.A.U.	664	—
Telefónica Latinoamérica Holding, S.L.	391	1,650
Telfisa Global, B.V.	733	—
Telxius Telecom, S.A.	250	—
Telefônica Brasil, S.A.	279	294
Sao Paulo Telecomunicaçoes, Ltda	77	116
Other dividend collections	179	89
Total	3,518	2,931

Telefónica, S.A. 82

Financial Statements

In addition to the dividends declared in 2018 (see Note 19.1) and collected in the same period, this caption also includes dividends from 2017 collected in 2018.

c)
Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 20 million euros were made in 2018 (131 million in 2017), as disclosed in Note 17 and income taxes repayments of 2016 and 2017 have been received amounting to 155 million euros. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

•	Telefónica Móviles España, S.A.U.: collection of 185 million euros, corresponding to: 150 million euros for the 2017 income tax settlement and 35 million in payments of account of 2018 income tax.
In 2017, there was an income collected of 110 millions euros, mainly due to the settlement of income tax of 86 million euros in 2016 and 24 million euros in payments of account of 2017 income tax.

•	Telefónica de España, S.A.U.: collection of 405 million euros, corresponding to: 317 million euros for the 2017 income tax settlement and 88 million euros in payments of account of 2018 income tax.
In 2017 there was an income collected of 215 million euros, mainly corresponding to: 134 million euros for the 2016 income tax settlement and 81 million euros in payments of account of 2017 income tax.
Cash flows from/(used in) investing activities
“Payments on investments” under “Cash flows from/ (used in) investing activities" included a total payment of 2,139 million euros (6,441 million euros in 2017). The main transactions to which these payments refer are as follows:

•
Capital increases: the main disbursements correspond to Telefónica Móviles México, S.A. de C.V. amounting to 176 million euros in March, and a second disbursement amounting to 284 million in December, Telefónica Digital España, S.L. amounting to 194 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Note 8.1.a. The capital increase of Prisa (see Note 9) is also included in this caption.

•	Payments of financial investments related to the reinvestment of treasury overage amounting to 551 million euros.

•	Payments of collaterals related to financial derivative instruments amounting to 756 million euros.
Proceeds from disposals totaling 2,075 million euros in 2018 (3,612 million euros in 2017) includes:

•	Proceeds from the sale of 16.65% investment in Pontel Participaciones, S.L. amounting to 379 million euros (see Note 8).

•
Proceed from the repayment at maturity of the loan granted to Telefónica Móviles España, S.A.U. amounting to 400 million euros and the early cancellation amounting to 140 million euros of Telxius Telecom, S.A. (see Note 8).

•	Proceeds from financial investments related to the reinvestment of treasury overage amounting 300 million euros.

Telefónica, S.A. 83

Financial Statements

Cash flows from/(used in) financing activities
This caption mainly includes the following items:

i.	Proceeds from financial liabilities:

a)	Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2018	2017
Bilateral loans with several entities (Note 14.4)	585	—
Telefónica Emisiones, S.A.U. (Note 15)	3,756	7,324
Credit lines with several entities	710	—
Telfisa Global, B.V. financing (Note 15)	1,479	3,759
Structured Financing	34	558
Credit lines	—	1,016
Telefónica Europe B.V. (Note 15)	3,217	1,750
Other collections	202	280
Total	9,983	14,687

b)	Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2018	2017
Bond redemption (Note 13)	—	727
Bilateral loans with several entities (Note 14.4)	800	665
Syndicated facilities with several entities (Note 14)	0	550
Telefónica Europe, B.V. (Note 15)	2,438	779
Telefónica Europe, B.V. promissory notes (Note 15)	216	—
Promissory notes redemption	23	166
Telefónica Emisiones, S.A.U. (Note 15)	3,713	5,232
Structured Financing	389	542
Credit lines with several entities	1,288	460
Other payments	198	236
Total	9,065	9,357
The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.
The financing obtained by the Company from Telfisa Global, B.V. relates to the Group's integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

iii.
Payments of dividends for an amount of 2,048 million euros (1,904 million euros in 2017) differ from the figure shown in Note 11.1.d) because of the withholding taxes deducted in the payment to certain major shareholders, which will be paid to Tax Authorities in 2019.

Telefónica, S.A. 84

Financial Statements

Note 22. Events after the reporting period
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
Financing

•	On January 23, 2019, Telefónica, S.A. made a repayment for 100 million euros of its bilateral loan signed on December 20, 2017.

•	On January 25, 2019, Telefónica Emisiones, S.A.U. redeemed 150 million euros of its notes issued on January 25, 2017. The notes were guaranteed by Telefónica, S.A.

•
On February 5, 2019, Telefónica Emisiones, S.A.U. issued under its Guaranteed Euro Programme for the Issuance of Debt Instruments (EMTN Programme) notes in the Euro market guaranteed by Telefónica, S.A. amounting to 1,000 million euros. These notes are due on February 5, 2024, pay an annual coupon of 1.069% and were issued at par (100%). The net proceeds of the Notes are to be allocated towards projects aiming to improve energy efficiency in the network transformation from copper to fiber optic in Spain.

•
On February 18, 2019, Telefónica, S.A. made an early repayment for 500 million euros of its bilateral loan of 1,000 million euros signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.

Investments

•
In order to provide the funds needed to rebalance its equity and to execute share capital increases in its direct affiliates, Telefónica Digital España, S.L.U. on January 10, 2018 carried out a capital increase amounting to 137 million euros, totally subscribed and disboursed by Telefónica, S.A.

•	On the same date, Telefónica Innovación Alpha, S.L. has completed a capital increase amounting to 19 million euros fully subscribed and paid by Telefónica, S.A.

•
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador. The closing of the Telefónica El Salvador sale is subject to the applicable regulatory conditions while the sale of Telefónica Móviles El Salvador was completed on such date.

The aggregate consideration for both companies (enterprise value) is 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million of which correspond to Telefónica Guatemala and 277 million of which correspond to Telefónica Móviles El Salvador).

•
On February 14, 2019, once the pertinent regulatory approvals were obtained, Telefónica transferred to Grupo Catalana Occidente 100% of Antares’ share capital for a total amount of 161 million euros. On the closing of the sale, Telefónica and Grupo Catalana Occidente executed an agreement pursuant to which Grupo Catalana Occidente will continue to manage the insurance policies of the Telefónica Group on an exclusive basis for the next 10 years.

•
On February 20, 2019, the Board of Directors of Telefónica, S.A. has approved the sale of the Telefónica Group businesses in Panamá, Nicaragua and Costa Rica. The closing of the agreement is expected in the short term. The net book value of the direct stake in Costa Rica amounts to 291 million euros (see Exhibit I). The investments in Panamá and Nicaragua are indirectly owned through Telefónica Centroamérica Inversiones, S.L.

Telefónica, S.A. 85

Financial Statements

Others

•
On January 23, 2019, Telefónica announced that it was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) partially upholding the claims filed against the assessments relating to the 2008-2011 Corporate Income Tax Audit. Final implementation of this resolution will most likely lead to a tax refund related to overpayments made by the company in those tax years. At this point of time, it is not possible to quantify the exact amount of the expected refund since, as pointed out by the Central Economic-Administrative Court’s resolution, the final amount shall only be settled once the resolution is duly executed by the Spanish Tax Authorities.

Telefónica, S.A. 86

Financial Statements

Note 23. Additional note for English translation
These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 20, 2019. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica, S.A. 87

Financial Statements

Appendix I: Details of subsidiaries and associates at December 31, 2018

MILLIONS OF EUROS	%OWNERSHIP					INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Latinoamérica Holding, S.L. (SPAIN) Holding company Distrito Telefónica. Ronda de la comunicación s/n 28050 Madrid	100%	—	237	13,146	—	(456)	(22)	15,205
Telefónica Móviles España, S.A.U. (SPAIN) Wireless communications services provider Distrito Telefónica, Ronda de la Comunicación s/n 28050 Madrid	100%	—	209	606	552	1,039	778	5,561
Telfin Ireland Limited (IRELAND) Intragroup financing 28/29 Sir John Rogerson’s Quay, Dublin 2	100%	—	—	8,510	—	—	134	8,191
Telefónica Europe, plc (UNITED KINGDOM) Wireless communications Wellington Street, Slough, SL11YP	100%	—	13	14,339	609	1	303	14,720
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	100%	—	5,451	(3,783)	—	(495)	(998)	406
Telefónica de España, S.A.U. (SPAIN) Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid	100%	—	1,024	1,688	1,574	1,659	1,219	2,455
O2 (Europe) Ltd. (UNITED KINGDOM) Holding company Wellington Street, Slough, SL11YP	100%	—	1,239	3,635	—	—	144	2,764
Telefónica de Contenidos, S.A.U. (SPAIN) Organization and operation of multimedia service-related activities and businesses Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	226	934	—	(2)	(2)	1,158
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259; tower D; 12th floor 1077 XX - Amsterdam	100%	—	—	864	700	(6)	26	712
Telefónica Chile Holdings, S.L (SPAIN) Holding company Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	—	1,209	—	—	—	473
Telefónica Innovación Alpha, S.L. (SPAIN) Telecommunications activities Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	1	13	—	(17)	(11)	3
Telco TE, S.p.A. (ITALY) Holding company Via dell’Annunciata n.21 - 20121 Milano	100%	—	—	—	—	—	—	—
Panamá Cellular Holdings, B.V. (NETHERLANDS) Holding company Strawinskylaan 3105, Atium 7th, Amsterdam	100%	—	—	1	—	—	—	1
Teléfonica de Costa Rica TC, S.A. (COSTA RICA) Holding company Plaza Roble, Edificio Los Balcones 4º, San José	100%	—	291	(158)	—	19	9	291
Telefónica Global Technology, S.A.U. (SPAIN) Global management and operation of IT systems Gran Vía, 28 - 28013 Madrid	100%	—	16	136	—	10	9	160
Telefónica Capital, S.A. (SPAIN) Finance company Gran Via, 28 - 28013 Madrid	100%	—	7	176	—	—	6	110

Telefónica, S.A. 88

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP					INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Digital España, S.L.U. (SPAIN) Holding company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	24	398	—	(265)	(209)	213
Taetel, S.L. (SPAIN) Holding company Gran Via, 28 - 28013 Madrid	100%	—	28	39	—	—	—	67
Telefónica Internacional USA, Inc. (U.S.A.) Financial Advisory services 1221 Brickell Avenue suite 600 - 33131 Miami - Florida	100%	—	—	2	—	—	—	—
Lotca Servicios Integrales, S.L. (SPAIN) Holding, operation and aircraft leases Gran Vía, 28 - 28013 Madrid	100%	—	17	58	—	(7)	(5)	70
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) Security services and systems Ramón Gómez de la Serna, 109-113 Posterior 28035 Madrid	100%	—	13	21	—	(7)	(10)	25
Compañía Española de Tecnología, S.A. (SPAIN) Promotion of business initiatives and holding of real estate assets Gran Vía, 28 - 28013 Madrid	100%	—	5	5	—	19	19	14
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Integrated cash management, consulting and financial support for Group companies Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	3	108	—	(4)	37	13
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN) Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid	100%	—	N/D	N/D	N/D	N/D	N/D	—
Telefónica International Wholesale Services II, S.L. (SPAIN) International services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	193	—	(25)	(20)	4
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN) Telecommunications research activities and projects Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	7	5	—	14	9	21
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG) Holding company 26, rue Louvingny, L-1946- Luxembourg	100%	—	3	97	165	—	82	4
Telefónica Servicios Globales, S.L.U. (SPAIN) Management and administrative services rendered Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	17	—	5	(3)	14
Fisatel Mexico, S.A. de C.V. (MEXICO) Integrated cash management, consulting and financial support for Group Companies Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 México D.F.	100%	—	195	(6)	—	—	14	196
Telefónica Participaciones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Via, 28 - 28013 Madrid	100%	—	—	1	—	—	—	—
Telefónica Emisiones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Via, 28 - 28013 Madrid	100%	—	—	11	—	(2)	2	—
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX – Amsterdam	100%	—	—	5	2	(1)	3	—
O2 Oak Limited (UNITED KINGDOM) Private Limited Company 260 Bath Road, Slough Berkshire SL1 4BX	100%	—	—	—	—	—	—	—

Telefónica, S.A. 89

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP					INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
O2 Worldwide Limited (UNITED KINGDOM) Private Limited Company 20 Air Street, London, England WIB 5AAN	100%	—	—	—	—	—	—	—
Telefónica Consumer Finance E.F.C., S.A. (SPAIN) Lending and consumer loans c/Caleruega, 102 -28033 Madrid	50.00%	—	5	31	3	7	5	15
Pontel Participaciones, S.L. Private Limited Company Distrito Telefónica, Ronda de Comunicación, s/n	83.35%	—	—	1,145	—	—	—	954
Corporation Real Time Team, S.L. (SPAIN) Internet design, advertising and consulting Plaza Canalejas, 3 – 28014 Madrid	87.96%	12.04%	—	—	—	—	—	—
Telefónica Móviles Argentina, S.A. (1) (ARGENTINA) Mobile communications and services operator Ing Enrique Butty 240, piso 20 - Buenos Aires	73.20%	26.80%	293	2,066	31	264	170	1,359
Telefónica Centroamérica Inversiones, S.L (SPAIN) Holding company Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid	60.00%	—	1	692	42	183	252	655
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA) Holding company Torre Edicampo, Avda. Francisco de Miranda, Caracas 1010	65.14%	34.86%	—	—	—	—	—	—
Aliança Atlântica Holding B.V. (NETHERLANDS) Portfolio company Strawinskylaan 1725 – 1077 XX – Amsterdan	50.00%	50.00%	150	(107)	—	—	—	21
Sao Paulo Telecomunicaçoes Participaçoes, Ltda (BRAZIL) Holding company Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paolo	39.40%	60.60%	5,346	(1,570)	77	(1)	386	1,954
Telefônica Brasil, S.A. (BRAZIL) (1)(*) Wireline telephony operator in Sao Paulo Sao Paulo	29.77%	43.76%	23,164	(7,906)	447	2,239	2,115	8,380
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia	7.90%	59.60%	1	1,495	—	179	149	272
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN) Insurance contracts, operating as a broker Distrito Telefónica, Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid	16.67%	83.33%	—	—	1	3	4	—
Telefónica Móviles Chile, S.A. (CHILE) Mobile communications operator Miraflores, 130 - 12º - Santiago de Chile	1.10%	98.87%	—	—	2	—	—	47
Telefónica de Argentina, S.A. (1) (ARGENTINA) Telecommunications services provider Av. Ingeniero Huergo, 723, PB – Buenos Aires	1.46%	98.39%	725	173	—	(21)	2	9
Telefónica Venezolana, C.A. (VENEZUELA) (1) Mobile communications operator Av. Francisco de Miranda, Edif. Parque Cristal, Caracas 1060	0.09%	99.91%	—	—	—	—	—	—
Telefónica Canal 21, S.C. (SPAIN) TV Channel Ronda de la comunicación s/n Edif.Norte 1. Planta 5 28050 Madrid	50.00%	—	19	(14)	—	(2)	(2)	1
Telefónica Factoring España, S.A. (SPAIN) Factoring Zurbano, 76, 8 Plta. - 28010 Madrid	50.00%	—	5	2	4	5	7	3
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring México D.F.	40.50%	9.50%	2	—	1	(1)	1	1

Telefónica, S.A. 90

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP					INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Factoring Perú, S.A.C. (PERÚ) Factoring Lima	40.50%	9.50%	1	2	1	—	2	1
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring Bogotá	40.50%	9.50%	1	—	—	2	1	1
Telefónica Factoring Chile, S.A. (CHILE) Factoring Santiago de Chile	40.50%	9.50%	1	—	—	1	—	—
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Avda. Paulista, 1 106 – Sao Paulo	40.00%	10.00%	2	(2)	5	(2)	10	1
Jubii Europe N.V. (NETHERLANDS) (*) Internet portal Richard Holkade 36, 2033 PZ Haarlem	32.10%	—	N/D	N/D	—	N/D	N/D	3
Torre de Collçerola, S.A. (SPAIN) Operation of telecommunicatios mast and technical assistance and consulting services. Ctra. Vallvidrera-Tibidabo, s/n - 08017 Barcelona	30.40%	—	5	—	—	—	—	2
Total group companies and associates					4,216			66,530
(1) Consolidated data.
(*) Companies listed on international stock exchanges at December 31, 2018.

Telefónica, S.A. 91

Financial Statements

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,478,888	—	5,794	5,407,782
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. Ángel Vilá Boix	1,600,000	—	—	2,412,000	—	16,960	4,028,960
Mr. Juan Ignacio Cirac Sasturain	—	120,000	10,000	—	11,200	—	141,200
Mr. José Javier Echenique Landiríbar	—	120,000	23,000	—	113,600	—	256,600
Mr. Peter Erskine	—	120,000	12,000	—	113,600	—	245,600
Ms. Sabina Fluxà Thienemann	—	120,000	9,000	—	11,200	—	140,200
Mr. Luiz Fernando Furlán	—	120,000	11,000	—	11,200	—	142,200
Ms. Carmen García de Andrés	—	120,000	16,000	—	22,400	—	158,400
Ms. María Luisa García Blanco[7]	—	80,000	9,000	—	13,067	—	102,067
Mr. Jordi Gual Solé[7]	—	110,000	16,000	—	20,533	—	146,533
Mr. Peter Löscher	—	120,000	13,000	—	24,267	—	157,267
Mr. Ignacio Moreno Martínez	—	120,000	25,000	—	44,800	—	189,800
Mr. Francisco Javier de Paz Mancho	—	120,000	35,000	—	124,800	—	279,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000
1 Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3 Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4 Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2018 and paid in the year 2019. In reference to the bonus corresponding to 2017, which was paid in 2018, Executive Board Member Mr José María Álvarez-Pallete López perceived 3,426,964 euros and Executive Board Member Mr Ángel Vilá Boix perceived 990,000 euros (Mr Vilá's bonus only included the amount accrued since his appointment as Director of the company, on July 26, 2017).
5 Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Committee and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.

Telefónica, S.A. 92

Financial Statements

6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.
7 Mr Jordi Gual Solé was appointed Director of the company on January 31, 2018, and Ms María Luisa García Blanco was named Director on April 25, 2018, reflecting, therefore, the remuneration accrued and perceived, respectively, from the aforementioned dates.

Likewise, Ms Eva Castillo Sanz stood down as Board Member on April 25, 2018, reflecting below the payment received and accrued by her, in 2018 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Ms. Eva Castillo Sanz	—	40,000	7,000	—	11,200	—	58,200
1 to 6: Definitions of these concepts are those included in the previous table.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

Telefónica, S.A. 93

Financial Statements

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	104,652	—	—	—	—	104,652
Mr. Peter Erskine	—	20,000	—	—	—	—	20,000
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Mr. Luiz Fernando Furlán	—	85,366	—	—	—	—	85,366
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	—	—
Mr. Jordi Gual Solé	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	260,440	—	—	—	—	260,440
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Mr. Wang Xiaochu	—	—	—	—	—	—	—
1 Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
Herewith it is stated that Mr Ángel Vilá Boix received during the year 2018, for his position on the Supervisory Board of Telefónica Deutschland Holding, A.G. during 2017 (resigned from his office on October 4, 2017), an amount of 2,000 euros. Similarly, Mr Peter Erskine received during the 2018 fiscal year, for his position on the Supervisory Board of Telefónica Deutschland Holding, A.G. during 2017, an amount of 20,000 euros.
3 Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2018 and paid in the year 2019 by other companies of the Telefónica Group.
Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group.

Telefónica, S.A. 94

Financial Statements

Likewise, Ms Eva Castillo Sanz stood down as Board Member on April 25, 2018, reflecting below the payment accrued by her, in 2018 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Ms Eva Castillo Sanz	—	26,849	—	—	—	—	26,849
1 to 6: Definitions of these concepts are those included in the previous table.
Herewith, it is stated that Ms. Eva Castillo Sanz received during the year 2018, for her position on the Supervisory Board of Telefónica Deutschland Holding, A.G. during 2017, an amount of 80,000 euros.
Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2018 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2018
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contributions to Pension Plans	Contributions to Benefit Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix	5,377	487,840	66,783
1 Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2 Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2018 amounts for life insurance premiums were as follows:

Telefónica, S.A. 95

Financial Statements

LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	13,176
Mr. Ángel Vilá Boix	14,116
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following two long-term variable remuneration plans were in existence during the year 2018:
1.- The so-called "Performance & Investment Plan" ("PIP"), made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholders' Meeting held on May 30, 2014, which has already ended.
The first cycle of this Plan began in 2014 and concluded in October 2017. The second cycle of this Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for the first and second cycle of the Plan (2014-2017; 2015-2018), so no shares were delivered to the Executive Directors participating in these cycles.
As for the third cycle of this Plan (2016-2019), the Company's Board of Directors, following a favorable report from the Appointments, Remuneration and Good Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2020; 2019-2021; 2020-2022), approved by the General Shareholders' Meeting held on June 8, 2018. The first cycle began on January 1, 2018 (with delivery of the corresponding shares in 2021), the second cycle began January 1, 2019 (with delivery of the corresponding shares in 2022), and the third will begin January 1, 2020 (with delivery of the corresponding shares in 2023).
It is hereby stated in following the maximum number of shares assigned if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the first and second cycle of the Plan.

PSP - First Cycle / 2018-2020

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	421,000
Mr. Ángel Vilá Boix	312,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

PSP - Second Cycle / 2019-2021 (shares allocate in February 2019)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	468,000
Mr. Ángel Vilá Boix	347,000
*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

Telefónica, S.A. 96

Financial Statements

In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the first and second cycle of the PSP and that the above tables only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% % of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italy, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações.
With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by linear interpolation for cases which are situated between the mean and the third quartile.
To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept, the level of FCF generated by the Telefónica Group during each year will be measured against the value set in the budgets approved by the Board of Directors for each financial year.
In relation to the FCF, at the beginning of each cycle, a scale of achievement will be determined that will include a minimum threshold below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level, which will involve the delivery of 50% of the assigned theoretical shares.
At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.
In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2018 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2018, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

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Financial Statements

Remuneration of the Company’s Senior Management.
As for the Directors who made up the Senior Management1 of the company in the year 2018, excluding those who form an integral part of the Board of Directors, have accrued2 a total amount of 7,966,605 euros during the 2018 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2018 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 854,125 euros; the contributions corresponding to the Pension Plan increased to 21,508 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 107,493 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 95,256 euros.
On the other hand, regarding share-based remuneration plans, during the year 2018, there were the following two long-term variable remuneration plans:
1.- The so-called "Performance & Investment Plan" ("PIP"), made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholders' Meeting held on May 30, 2014, which has already ended.
The first cycle of this Plan began in 2014 and concluded in October 2017. The second cycle of this Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for the first and second cycle of the Plan (2014-2017; 2015-2018), so no shares were delivered to the Directors participating in these cycles.
As for the third cycle of this Plan (2016-2019), the company's Board of Directors, following a favorable report from the Appointments, Remuneration and Good Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2020; 2019-2021; 2020-2022), approved by the General Shareholders' Meeting held on June 8, 2018. The first cycle of this Plan began in 2018 and will conclude December 31, 2020. The maximum number of shares assigned in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, at the beginning of the first cycle (2018-2020) to the group of directors forming part of the company's senior management was of 491,570.
The second cycle of this Plan began in 2019 and will conclude December 31, 2021. The maximum number of shares assigned in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, at the beginning of the second cycle (2019-2021) to the group of Directors part of the company's Senior Management was 545,591.

1 Senior Management being understood, for these purposes, those persons that implement, de facto or de jure, senior management duties reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including in any case the supervisor of Internal Auditing.
2 Similarly, herewith it is stated that the amount perceived in the year 2018 by the directors forming part of the company's Senior Management, excluding those on the Board of Directors, was 19,221,735 euros. This amount includes the remuneration perceived by Mr Ramiro Sánchez de Lerín García-Ovies, former Secretary-General and Secretary of the Board of Directors of Telefónica, S.A., until the date of his disengagement from the company, including the compensation perceived as a result of his removal.

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Management report 2018
This Management Report has been prepared taking into consideration the ‘Guidelines on the preparation of annual corporate governance reports for listed companies’, published by CMNV in July 2013.
In accordance with Law 11/2018 of December 28, and following the amendment of the article 262.5 of Commerce Law, the Company is not complied to include non-financial information in the Management Report. The disclosure of this information can be found in the Consolidated Management Report of the Telefónica Group which will be filed as well as the Consolidated Financial Statements in the Companies' Register of Madrid.

Business Model
Today, Telefónica is a communication networks, digital services and entertainment company using technology to create a better, more inclusive society. Telefónica is committed to developing infrastructure and solutions that make the digital world accessible to everyone, whatever their location, economic status, knowledge or capabilities. That network is precisely the gateway to the digital world, giving meaning to communications, facilitating relations among people, speedy transmission, the acceleration of change and the exponential growth of many industries.
Telefónica is at the cutting edge of technological transformation through its platforms strategy:

•	First platform. The network, as the basis of connectivity.

•	Second platform. The information systems, as the source of digitalization.

•	Third platform. Offer of services and products.

•	Fourth platform. A centralized and normalized view of the data.

1. FIRST PLATFORM: The network is the basis of connectivity
The network is Telefónica's main asset, the platform that enables us to develop all the other platforms, our springboard for innovation. A network originally designed to carry voice traffic that has become a flexible, open, dynamic and secure data network, evolving through initiatives such as virtualization and 'cloudification', incorporating artificial intelligence technologies to improve its management.

2. SECOND PLATFORM: The information systems, as the source of digitalization
Telefónica's systems, which make up the second platform, are also being transformed in order to adapt to the digital challenge. The barrier between the systems and the network is steadily being broken down. For some time now, Telefónica has been working to facilitate the integration of those two worlds, with the development of systems for the automatic management, configuration and monitoring of the network or the development of our own and third-party services.
Our customers demand a truly digital, personalized experience, control over the entire purchase cycle and subsequent use of the services and products, and their interaction with the Company from any place and any device. At close of December 2018, 65% of the processes were digitalized and managed in real time (+6 pp year-on-year), improving the 'time-to-market' and customer experience. Furthermore, 30% of the entire customer base had been migrated to 'Full Stack' systems (+7 pp year-on-year). Our aim is to consolidate that

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transformation, evolving towards end-to-end automation of the processes, inspired by 'zero touch', ultimately to unify the experience of customers with our brands.

3. THIRD PLATFORM: Offer of services and products
We work to win our customers' trust through simplicity, transparency and integrity. In our offer and in all the contacts with them, we strive to make their life easier in a permanently connected world.

•
First of all, we provide both land-line and mobile services, including voice telephony, as well as broadband access for access to value-added services, applications and content. On the other hand, Telefónica offers wholesale roaming services (use of mobile services while roaming internationally).

•
Telefónica offers its customers bundled or integrated services which, under one single invoice, provide our customers with access to all land-line and mobile voice, Internet, broadband and television services in one single package. An example of this is the Fusión service in Spain.

•
One of the main barriers to accessing the Internet, especially in some sectors of society, is the cost of services and terminals. Therefore, although the price per Gigabyte falls year after year, as part of our effort to bring connectivity to the entire population, we work on models and commercial proposals adapted to people with fewer economic resources. Prepay service models (55% of our mobile customer base) and specific broadband packages such as 'Charges per Day' (affordable Internet tariffs offered in several Latin American countries for access to connectivity services by low-income sectors), are just a few examples.

•
We are focusing our offer on more flexible and personalized options to provide customers with the possibility of a tailored product adapted to their needs. This is the goal of several initiatives recently launched in some of our main markets: 'Customize your plan' (UK), 'Vivo Easy' (Brazil), 'Connect' (Germany), 'Pack Digital' (Chile), 'Pasá GB' (Argentina) and 'Phoenix' (Spain, Peru and Argentina in 2018, extendible to others in 2019).

•
We help our customers manage their digital life. With services such as 'Smart WiFi', 'Security' or 'Connected Car', they can extend and manage their communications in a safe and accessible way that also takes into account the digital well-being of the whole family. Smart WiFi is available in 6 countries

•
In video we have a global platform that offers traditional Pay TV, Video on Demand and multi-device access. We already have almost 10 million TV customers and the leading content offering in the Spanish-speaking world. Our growing capacity for producing our own content has brought successes that include Campeones, La Peste, Gigantes, Virtual Hero and El embarcadero.

•
Our Movistar Home service provides customers with voice-based management of their digital life. It is a way of recovering the land-line telephone in the home, turning communications back into something that connects and brings families together at home. It enables access to all our services through the voice of Aura. In addition, it makes it possible for our customers to use natural language with their devices.

•
Services accessible to all: In line with our commitment to placing technology at the service of society, we want to ensure that all these people can attain the benefits of digital transformation, building a more accessible world.

4. FOURTH PLATFORM:
Our fourth platform processes all the data generated by Telefónica in an integrated manner, ensuring power and control for the customer and always placing privacy and security as the top priority. It ensures a set of consistent capabilities in our business management and provides greater flexibility for sharing the data generated through the services we provide with our customers.

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As an absolute reference, the core of this initiative is the protection of our customers' privacy, providing them with tools to understand the potential of their data but also the risks involved when they are used in a non-transparent manner.

A centralized and standardized view of data allows us to apply artificial intelligence on an industrial scale to all our business areas, from operations to supply (LUCA, Aura, etc.). In particular, the technologies associated with Big Data and data analysis are proving an invaluable tool for serving our customers and contributing to a more digital and humane society by allowing, among other things, the analysis of indicators that increase understanding of the challenges facing different communities.

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Economic results of Telefónica, S.A.
Telefónica, S.A. obtained net profit of 3,014 million euros in 2018. Highlights of the 2018 income statement include:

•
Revenue from operations, amounting to 4,921 million euros has been increased year on year, primarily due to the dividend distributions from Telefónica de España, S.A.U. The subsidiary has distributed 1,574 million euros in 2018 versus 664 million euros in 2017.

•	The figure of “Impairment losses and other losses” amounting to write-off of 587 million euros in 2018 (1,443 million in 2017).

•	The impact of the sale of 15.65% of Pontel Participaciones, S.L. is included under the caption "Gain on disposal of investments" for an amount of 175 million euros.

•
Net financial expense totaled 1,822 million euros in 2018 (1,733 million euros of financial expense in 2017). This was mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 648 million euros (479 million euros in 2017) and Telefónica Emisiones, S.A.U. totaling 1,223 million euros (1,335 million euros in 2017).

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Investment activity
2018
On July 13 2018, a new company named Reginatorium Participaciones, S.L.U. was incorporated by Telefónica, S.A. On July 26, 2018 Telefónica made a non-monetary contribution to this new subsidiary equivalent to the net carrying value of its stake in Telxius Telecom, S.A. ("Telxius") corresponding to 60% of Telxius' share capital.
On July 27, 2018 the company was renamed Pontel Participaciones, S.L. ("Pontel") and on the same date, Telefónica sold 16.65% of it to the Pontegadea Group amounting to 378,8 million euros (a valuation of 15.2 euros per share of Telxius). An investment of 16.65% in Pontel is equivalent to a 9.99% indirect ownership in Telxius. The transaction has generated a revenue of 175 million euros in the profit and loss account of 2018.
On November 8, 2018 Telefónica reached an agreement with Catalana Occidente Group for the sale of its total stake in Seguros de Vida y Pensiones Antares, S.A., the insurance company in Spain, amounting to 161 million euros. As of December 31, 2018 the net carrying value of the investment has been transferred to "Long Term assets held for sale" totaling 69 million euros and shown as Transfers in the 2018 chart of movements. The closing of this transaction has taken place on February 14, 2019 after the pertinent regulatory authorizations were obtained.

2017
On February 10, 2017 Telefónica and Taurus Bidco S.à.r.l. (hereinafter “KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) reached an agreement for the sale of up to 40% of the share capital of Telxius Telecom, S.A. in exchange for an aggregate amount of 1,275 million euros (12.75 euros per share).
The agreement envisaged a sale of 62 million shares of Telxius Telecom, S.A.U. (representing 24.8% of its share capital) for an amount of 790,5 million euros as well as a call option over additional 38 million shares (representing 15.2% of its total share capital) for a minimun price of 484.5 million euros.
On October 24, 2017, Telefónica announced that, after obtaining all the relevant regulatory approvals, it has transferred to KKR 62 million shares of Telxius with a profit of 191 million euros. On December 13, 2017 KKR exercised the call option foreseen in the agreement over 38 million shares of Telxius Telecom, S.A. in exchange for 484.5 million euros resulting in an income on the "Gain on disposals" caption of the 2017 income statement amounting to 120 million euros.
The Group is carrying out a simplification process of corporate structure and pursuant to this process several mergers by absorption have been completed in 2017. The net book value of the absorbed companies has been accounted for in the surviving company as an increase in its investment cost. Therefore the cost and the impairment provision of the absorbed investments have been reversed.
The merger transactions affecting 2017 investments were the following:

•
In September 2017 Telefónica Latinoamérica Holding, S.L. carried out a merge by absorption of Telefónica Datacorp, S.A. and Ecuador Cellular Holding, S.L., which were both direct subsidiaries of Telefónica, S.A.

•
On the same date, Telefónica Digital Holding, S.L.U. was merged and absorbed by Telefónica Digital España, S.L.U., and after this transaction the latter company becomes a direct affiliate of Telefónica, S.A.

•	In November, 2017 Telefónica Móviles Argentina Holding, S.A. was merged to Telefónica Móviles Argentina, S.A. After this transaction the Company increased its direct ownership from 21.1% to 73.2%.

•
In December 2017, Telefónica International Wholesale Services II, S.L. carried out a merge by absorption of Telefónica International Wholesale Services, S.L., which was a direct affiliate of Telefónica, S.A.

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Assessment of impairment of investments
At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is based on the expected cash flows to be received from each subsidiary in its functional currency, discounted using the appropriate rate, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. Moreover, and only for the companies where discounted cash flow analysis is not available, due to the specific nature of their businesses, the impairment is calculated by comparing their Equity figure as of the end of the period and the net book value of those investments.
As a result of these estimations and the effect of the net investment hedge in 2018, an impairment provision of 587 million euros was recognized (write down of 1,443 million euros in 2017). This amount derives mainly from the following companies:

a.
a write down of 1,038 million euros for Telefônica Brasil, S.A. (write down amounting to 510 million euros in 2017) and 243 million euros for Sao Paulo Telecomunicaçoes, Ltda (113 million euros in 2017);

b.	a write down reversal, net of hedges, of 4,062 million euros for Telefónica Europe, plc (an impairment of 460 million euros, net of hedges, was registered in 2017);

c.	write down of 2 million euros for Telefónica Contenidos, S.A.U. (177 million euros in 2017);

d.	write down of 219 million euros for Telefónica Digital España, S.L.U. (141 million euros in 2017) and

e.	a write down by 1,075 million euros for Telefónica México, S.A. de C.V. (write down reversal by 96 million euros in 2017);

f.
In 2017 no write down was recorded for the investment of Telefónica Latinoamérica Holding, S.L.U. In 2018 an impairment of 1,962 million euros has been recorded. The write down is mainly originated by the write down of Telefônica Brasil, S.A. as indicated in section a).

Main hypothesis used for the calculation of the discounted cash flows of investments
Brazil has faced a complex macro-economic scenario in 2018. Several adverse effects have caused, on the one hand, a growth rate lower than its target (1.4% versus target of 2% at the beginning of the year) and on the other hand, an exchange rate depreciation of the Brazilian Real by 17% and a 30 basic points (b.p.) increase in the country risk. For 2019, the macroeconomic scenario envisages a slight growth in the Gross Domestic Product (GDP) up to 2.5% and in domestic consumption. The Operating Income before Depreciation and Amortization (OIBDA) margin for Brazil is 42%, within the range of analysts' long-term forecasts (between 37% and 43%). Over the term of the strategic plan, the operator will invest a percentage in line with the investment needs identified by analysts (18%). The perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4%, within a range of ±1.5 p.p.) and is aligned with the analyst consensus for the Strategic Plan horizon (below 4.5%) yet below the forecast nominal GDP growth rate (which oscillates around 6.5%).
Mexican economy in 2018 has grown around 2%, 1 b.p. below the average growth rate since 2010. Uncertainty arising from the presidential and parliament elections in July as well as the lack of agreement regarding the new Mexico, United States and Canada commercial treaty are the answers for the under performance of the economy. The Mexican peso versus US dollar exchange rate reflects this uncertainty: Its quotation for the most part of the year has been historically high, preventing inflation rate from dropping and allowing an improvement domestic rent for Mexican families. Interest rate increase in the United States has a harmful effect in Mexico as the investment in the country becomes less profitable from investors' point of view. In the mid term, the key is the government commitment to structural changes in-force several years ago, specially related to the efficiency in the oil sector, tax administration and public sector. In this context, the WACC has increased to 10.6% (9.6%

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in 2017). Mexican economy is estimated to accelerate during the strategic plan horizon with an inflation rate below 4% from 2019. However, the cell phone market is expected to decrease due to a strong competition with AMX who has a 72% market share in 2018, 5 b.p. bigger than the previous year. AMX and AT&T are using aggressive commercial campaigns aimed to reduce prepaid cell phone tariffs to a minimum price within the region. Telefónica Móviles México has not launched new price promotions for this segment since the beginning of 2018. As a consequence of these two reasons the revenues of Telefónica Móviles México have been reduced in 2018.
With respect to the United Kingdom, domestic consumption was shown a more dynamic trend (growing above 1%) thanks to the improvement in the families' rent. Their income has been benefited from the increase in salaries, the drop of the inflation rate and the positive behaviour of the labour market, with an unemployment rate at its lowest. On the other hand, if the expectation of a more favourable end of the BrExit process is finally confirmed, the stability of the pound sterling exchange rate will extend the positive scenario to the following years ahead. The Strategic Plan includes a hypothesis of soft BrExit in the net results of the company. O2 UK is estimating to keep their market share of revenues based on the quality of services, adapting the range of products to the customer demands and improvement in B2B and IoT (Internet of Things). The increase in the OIBDA figure is achieved through an efficiency plan to keep the growth in expenses below the inflation rate, network sharing scheme with Vodafone and spectrum optimum usage). The long-term OIBDA margin is in line with analysts' forecasts over a three-year horizon, 26%. Regarding the ratio of CapEx over revenues, over the term of the strategic plan, the valuations consider the opinions of analysts with regard to investment needs (around 12%).

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Share price performance
Following the synchronized global GDP rebound in 2017, expectations were for continued robust growth in 2018, but resulted in disappointment almost everywhere except for the U.S., with Europe and Japan being particularly poor, and a sharper than expected economic deceleration in China. Rising U.S. rates became an additional macro challenge for many emerging market economies. With regards to monetary policy, the ECB maintained marginal lending facility rate stable throughout the year at 0.25%, but in December 2018 decided to end the net purchases under the Asset Purchase Program, as anticipated, and announced the intention to continue reinvesting the principal payments as long as necessary to maintain favorable liquidity conditions and an ample degree of monetary accommodation. In the US, Federal Reserve's continued the gradual normalization of USD monetary conditions, with the Open Market Committee increasing interest rates 4 times in the year from 1.50% to 2.50%, while balance sheet normalization continued throughout the year.
On the political front, the focus was on trade disputes between the U.S. and China, the U.S. midterm elections which led to a divided congress, negotiations over Brexit between Brussels and the UK, as well as Italian March elections that resulted into a coalition government between a populist party and an anti-EU sovereignty party, while in Spain political instability arose as a result of the no-confidence vote leading to a change in Government.
In this context, the main European indexes closed 2018 with a negative performance; EStoxx-50 (-14.3%), DAX (-18.3%), CAC-40 (-11.0%), FTSE-100 (-12.5%), and Ibex-35 (-15.0%).
European DJ Stoxx-600 (-13.2%) sectors posted negative performances across-the-board, being Auto & Parts (-28.1%) and Banks (-28.0%) the bottom performers. The performance of the Telecommunications sector (-13.0%) was in-line with the wider market, and was explained by a weak growth outlook, adverse regulatory environment, intense competition in some markets, high leverage and stressed capital intensity,. However, in the last quarter of the year, the Telecommunications sector outperformed the wider market by +13.7 percentage points, within a rotation to defensive sectors that was followed by most operators beating Q3 18 results expectations and raising guidance for the year, leading to improved EPS estimates momentum, and some positive news flow regarding European regulators’ stance on M&A.
Telefónica closed 2018 at 7.34 euros per share, (-9.7%) in the year, though following a dividend distribution of 0.40 euros per share in cash total shareholder return was (-4.8%), better than the European sector average. The Telecommunications sector in Europe (-13.0%) posted a total shareholder return after dividends of (-8.2%). The performance of Telefónica was mainly explained by the adverse evolution of exchange rates throughout most of the year, which affected earnings momentum. In the last quarter of the year, Telefónica outperformed the broad sector by +5.8 pp, after beating Q3 18 results expectations and raising revenue guidance for the year, within a better exchange-rate environment.
Telefónica closed the 2018 financial year with a market capitalization of 38,105 million euros, ranking as the thirteenth company in the telecommunications sector worldwide.

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Research, Development and Innovation
Innovation has been part of Telefónica’s DNA since the very beginning. Our strategy is based on striking a balance between in-house innovation, dedicated to our core business, and open innovation.
This means that 80% of the innovation work focuses on identifying future opportunities in our business - Core Innovation - and the other 20% on looking for new areas where the company can reinvent itself through disruptive models - Open Innovation. By doing this, we guarantee our capability to anticipate short, mid and long term needs as regards developing our own services and platforms and finding new opportunities that are yet unknown.
An intrinsic part of the innovation process is our commitment to developing sustainable innovative solutions that have a good impact on the environment and on economic and social progress in the regions where we operate. In addition, we promote accessibility of our products through technology in order to provide all groups with access to the digital world.
The following indicators reflect our innovation capability in 2017 and 2018.

	2017	2018
Investment in R&D and innovation (million euros)	5,970	6,114
Investment in R&D and innovation / revenue (%)	11.48	12.5
Investment in R&D (million euros)	862	947
Investment in R&D / revenue (%)	1.66	1.9
Annual increase/decrease investment in R&D (%)	-4.8	+8.9
Patent portfolio	643	601
Registered patents	32	22
*These figures have been calculated using the OECD guidelines.

We invested more than 900 million euros in R&D in 2018.

Telefónica registered 22 new patent applications in 2018, 19 of which were European applications, one Spanish (all of them via the Spanish Patent and Trademark Office) and two Chilean applications. Telefónica registered 3 new industrial designs with EUIPO (European Union Intellectual Property Office) in 2018.

New assets generated in 2018	Filing office	Territory of the assets
22 Patents	20 OEPM (Spanish Patent and Trademark Office)	19 European patents 1 Spanish patent
	2 INAPI (National Institute of Industrial Property)	2 Chilean patents
3 Industrial designs	3 EUIPO (European Union Intellectual Property Office)	3 EU designs

INTERNAL INNOVATION (CORE INNOVATION)
A large part of the innovation activities and projects are implemented by the Core Innovation area. Its mission is to increase our competitiveness by improving networks, communications and data, developing new products and experimental and applied research. To carry out its functions, this unit collaborates with external organisations and universities that share our goal of boosting technological innovation.
A key ingredient of this way of working is the Lean Startup methodology. Telefónica started applying this methodology to innovation projects in 2012. Lean Startup has enabled us to shorten the innovation process

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and do more with less with a clear market and customer approach. The model divides the design process into 4 phases which are developed up until the commercial launch, during which various targets must be achieved to determine the continuity of the project and whether it is adequate or to reject it:

•	Phase 1: Pre-ideation

•	Phase 2: Ideation

•	Phase 3: Stage-gating

•	Phase 4: Deployment

Another main internal pillar is seeking ideas from employees and creating an in-house innovation culture. Through the 'IN_Prendedores' global program we integrate all assets dedicated to innovation in order to provide funding and resources to the best ideas submitted by employees.
Within this framework we have promoted projects associated to security, sustainability the Internet of Things, connected home, online channels and others. The most noteworthy are the Internet for All projects, Niji (security) or Smart Cities and Smart Energy (Internet of Things).
Telefónica continued working on edge computing technology throughout 2018 in order to enhance the quality of the services it provides to customers. This year the first global virtual switchboard with real customers connected was deployed, creating the first multi-access edge computing laboratory in the world (residential, business and mobile).
Innovation in networks and communications
The main goal of this activity is to get our infrastructures ready for the future by building a high-capacity, programmable, flexible, scalable and open multi-service network capable of offering the features that our new services will demand in a financially sustainable manner through network virtualization.
We continued fostering research and development of new 5G networks in 2018. In the long term, our networks and information technologies will integrate with a shared and ubiquitous high capacity network based on using high performance and programmable general purpose hardware that will offer transport, routing, storage, and process execution resources.
The European Commission and IT industry are working on the '5G Infrastructure Public-Private Partnership' (5G PPP) in order to rethink the current infrastructure and create the next generation of networks and services that will provide ultrafast ubiquitous connectivity and enable services to be provided under any circumstances.
Innovation in new products and solutions
We are working on developing solutions and applications associated to the digital world, advanced user interfaces, television and multimedia content distribution and other added-value services, leveraging the potential of the telecommunications infrastructures deployed.
More specifically, the main activities in 2018 were associated with developing customer-based network services, Big Data and data analytics services, video and multimedia services, and advanced business, the Internet of Things (IoT) and cognitive digital marketing solutions, applying Artificial Intelligence to company sales processes in order to personalize the relationship with customers of solutions that strengthen identity authentication security, thereby enhancing security and the user experience.
In 2018, 5G based solutions such as the 5G self-driving bus and the pilot of the first mobile 4K television demonstrator in Spain were developed. Enhancements to the Movistar+ user experience were also promoted with applications like Xtreamr.
Disruptive, applied and experimental innovation
We have innovation teams that analyze the future possibilities of technology. The results of these innovation activities and areas include the creation of the Internet of Things (IoT) and Artificial Intelligence business units,

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which have become strategic areas for developing our business. We have also worked with universities, suppliers and internal bodies in areas like networks, the future of the Internet and automatic learning.
Mobile data is a constant source of extremely useful information about human activity. No other data source can currently provide such a high level of global data flow and scope. For this reason it is the data of choice for analyzing any human behavior that involves mobility. In many cases mobile data is complemented by other data sources that can be applied, for example, to understand and stop infectious diseases from spreading or for crime prevention. Telefónica is currently developing Artificial Intelligence related research projects to analyze online abuse. In addition, we continue positioning the company as a pioneer in the development of blockchain technology.
In addition to the development projects that enable us to offer our customers innovative solutions, we have initiatives designed to address some of the major global challenges whilst generating a sustainable business model for our company. This is what we call sustainable innovation and at Telefónica it is built on three pillars or subjects:

•	Connecting everyone: Connectivity projects in remote areas, portable communications as emergency response or accessible connectivity services for groups with disabilities.

•	Protecting the planet: Renewable energy solutions, energy efficiency and circular economy, both for internal application and for marketing (Ecosmart solutions).

•	Sustainable societies: Sustainable transport solutions, intelligent cities or digital development of the rural environment. Smart Agro solutions or Open Government services.
The activities conducted in 2018 include the '4th sustainable Innovation Initiative', in which 155 projects were submitted from teams and employees in the countries where we operate, the startups in the Wayra and Open Future ecosystem and Telefónica suppliers. We promote projects that address the United Nations Sustainable Development Goals.
The projects promoted by this edition of the Sustainable Innovation Initiative were:

a.	Producing Right!
A solution to help farmers gradually improve their production methods, taking into account social and environmental aspects. This project focuses on the food crises that are becoming more recurrent due to the advancement of climate change and directly affect people, such as the case of climate refugees. It will be developed in Ecuador by the BovControl startup, accelerated by Wayra Brazil, and the LUCA Big Data for Social Good team.

b.	Electricity and Connectivity for All.
A Telefónica and Acciona.org solution for creating a business model that rolls out connectivity and electricity to remote areas of Latin America with a pilot program in the Napo river basin, Peru.

c.	IoT drones for traffic control.
Development of IoT drones that could be controlled from the traffic control center via a mobile network and send real-time information on road and traffic conditions and provide connectivity to remote areas. This solution would be very useful in a road emergency to reduce the response times of emergency services and provide the information necessary for acting in real-time.

d.	VIVO Financial Assistant.
Build a financial education platform integrated with Aura virtual assistant to help reduce the financial gap in Brazil through education and digital innovation.

e.	Constant measuring of radon gas levels.

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Radon is the second leading cause of lung cancer in the world, after smoking. Constantly detecting the concentration of this gas in closed spaces via the IoT spaces enables mitigating measures to be implemented.
This area of activity also includes Telefónica Alpha, Telefónica’s disruptive innovation subsidiary, which has become Europe’s leading moonshot factory, or in other words, the leading factory of solutions designed to invent and create technologies that could make the world a radically better place. Alpha mainly works on mid and long-term projects with a large social impact and more specifically, it is currently working on solutions that seek to resolve some of the major challenges associated to health and energy.

OPEN INNOVATION
Telefónica's strategy, in the area of Open Innovation, is based on supporting innovative companies that they are in different stages of development. Thanks to our Telefónica Open Future units and Wayra as well as the Innovation Funds, we have global and open programs designed to connect entrepreneurs, startups, investors and public and private organizations around the world.
The main goal of these programs is to develop and foster talent and technological entrepreneurship in the local ecosystem where Telefónica is present in order to incorporate the innovation of the startup it supports in the company. It does this by promoting project scale up and companies and detecting and supporting talent at any stage of maturity.
Our more than 60 open innovation hubs are a single point of access for startup to sales acceleration programs with Telefónica and with our corporate partners, investors, governments and public institutions. We promote the global entrepreneurship ecosystem, supported by more than 140 public and private partners that extend our service offering and provide our entrepreneurs with access to events, competitions, funding rounds, etc.
We currently operate in 17 countries in three continents and have an active portfolio of more than 400 startups, 20% of which do business with Telefónica units and more than 100 have developed applications and services that are integrated with Telefónica; 60% in Latin America and 40% in Europe.
Entrepreneurial ecosystem
Wayra is the global interface between Telefónica and the entrepreneurial ecosystem. As a strategic partner, Wayra operates through 11 hubs in 10 countries: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain, United Kingdom and Venezuela, taking entrepreneurs from these ecosystems to a global scale. Its mission is to connect innovators with Telefónica to create joint business opportunities or operating efficiencies.
In 2018 we relaunched Wayra with the aim of accelerating and investing in technology companies that are more mature and that fit in with the Company's strategic projects or in fields such as Big Data, Artificial Intelligence, Internet of Things, cybersecurity or fintech. Coinciding with this relaunch, the value has been placed on the new IoT activation program; a program especially aimed at startups that need to boost the development of Internet solutions for Things by making exclusive services and tools available to creators, developers and entrepreneurs so that they can try out new IoT solutions for free to reduce the time it takes to launch onto the market.
In 2018, the agreement between Renfe and Wayra España for the development of the TrenLab project stands out, which launches three major business challenges for the innovation and entrepreneurship community: Digital Mobility, Digitization of Operations and On-Demand Logistics.
Additionally, we collaborate with public and private partners, generating spaces for entrepreneurship with the Open Future hubs, which offer physical work space, mentoring, access to exclusive offers from commercial partners, etc. Companies that do not yet have a viable product or that generate business are potential candidates to enter the Open Future programs. We have 50 hubs in 16 countries that reinforce Wayra's hub network.
Investment Funds

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Our network of venture capital innovation funds includes public and private co-investors for the financing and acceleration of technology companies. This capacity to attract external capital multiplies the investment capacity and extends its scope. We have a total of 9 investment funds through which we have invested in more than 100 startups in Europe and Latin America, with presence in Spain, Brazil, Chile, Colombia, Mexico and Peru.
At the same time, we have a corporate investment fund, Telefónica Ventures, with scouting offices in Silicon Valley, Israel, China and Spain. Through this fund we invest in mature startups aligned with Telefónica's global strategy, which can sign agreements to provide their services to the Company's millions of customers.
In summary, our main open innovation data are:

•	More than 400 startups in portfolio/active.

•	More than 100 startups working with Telefónica.

•	16 countries.

•	More than 60 Open Future and Wayra spaces.

•	4 scouting centers in Silicon Valley, Israel, China and Spain.

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Environment
Telefónica would like to create a world where digital technology contributes to protecting the planet. To achieve this, we have reduced our footprint on the environment whilst promoting digitalisation as a key tool for addressing the main environmental challenges. Some of our products and services already provide solutions for climate change, waste, water, air pollution, fires and biodiversity.
This is just the beginning, because there are more and more opportunities for growth in the green economy. In a digital world there are more opportunities for eco-efficiency and a decarbonised and circular economy.
At the end of 2018 we announced the Telefónica Sustainable Financing Framework, under which the company issued the first Green Bond of the sector in January 2019. The environment has become a strategic issue for the Company.
The Green Bond, for an amount of 1,000 million euros and a five-year term, was participated by more than 310 investors. The funds obtained will be used to finance projects aimed at increasing the Company's energy efficiency through the process of transforming copper into fiber optic in Spain and can be used, in any case, for existing initiatives (no older than three years) and for future projects.
The FTTH (Fiber to the home) is 85% more energy efficient in customer access than the copper network. And it has saved 208 GWh in the last three years, which means avoiding the emission into the atmosphere of 56,500 tons of CO2, equivalent to the carbon sequestered by more than 900,000 trees. In addition, the deployment of fiber is allowing Telefónica to close a copper plant daily, recycling all the material as part of its commitment to the circular economy.
We have a global environmental strategy and act at different levels in alignment with our business strategy:

•	Environmental management under ISO 14001:2015.

•	Internal eco-efficiency.

•	Promotion of the circular economy.

•	Decarbonisation of our activities.

•	Development of products and services that provide solutions for environmental problems.
The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Environmental strategy is the responsibility of the Board of Directors, which approves the environmental Policy and objectives, within the framework of our Global Responsible Business Plan. The most significant environmental objectives affect the remuneration of the managers responsible for operations and sustainability.
Telefónica has a global multidisciplinary team spread out across different countries that is responsible for carrying out this strategy at different levels of responsibility.
Materiality
We conduct analysis to determine our major environmental aspects based on our business strategy, the regulatory environment, impact and the demands of our stakeholders. In this way, we prioritise our efforts towards the most significant aspects: energy consumption and renewable energies, EcoSmart services, the responsible deployment of the network and greenhouse gas emissions.
However, we do not neglect other environmental aspects and manage all of them to progressively reduce our impact whilst increasing our resilience.
Environmental risks and climate change

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Telefónica's activities, like those of any other company, have an impact on the environment and can be affected by climate change. The Company's environmental and climate change risks are controlled and managed under the Telefónica Group's global risk management model, in accordance with the precautionary principle.
Our environmental aspects have their greatest risk focus on the high geographic dispersion of infrastructure, which is controlled through environmental management based on uniform processes and certified according to the ISO 14001 standard.
With regard to the guarantees and provisions arising from environmental risk, during the year 2018 the Group has maintained and maintains, both locally in the countries where it operates and globally, several insurance programs in order to mitigate the possible occurrence of an incident derived from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events, and environmental liability insurance to cover the environmental liabilities required by the laws and rules applicable. Both coverages are based on insurance market standards in terms of limits, sub-limits and coverage.
Meanwhile, we specifically analyse the risks derived from climate change in accordance with the recommendations of the Task Force on Climate - Related Financial Disclosures (TCFD), with regard to both physical and transitional risks. (see section 'Energy and climate change' and chapter 'Risk').
Environmental management
Environmental Management System (EMS) ISO 14001 is the model that we chose to ensure the protection of the environment.
During 2018 we continued to improve our EMS and we currently have 100% of our operators certified under the new requirements of the 2015 version of this standard.
We have a full range of standards that incorporate the life cycle perspective, with which we also incorporate the aspects of our value chain and we pay particular attention to involving our suppliers in environmental management.
Having a certified EMS enables us to ensure the correct control and compliance with the environmental legislation applicable to each operation and the preventive model of compliance is associated with the Company's overall compliance process. During 2018, we were not subject to any significant environmental penalties.
Furthermore, we continue to maintain the certification of the Energy Management Systems (ISO 50.001) for our operations in Spain and Germany (around 40% of our revenue) and we are working to extend this standard to other operations.
A responsible network
We ensure that there is an adequate control of risks and environmental impacts in the management of our network throughout its life cycle, which enables us to provide a high-quality service whilst looking after the environment. In 2018, we invested over 10 million euros with this objective.
The main environmental aspects of the network are the consumption of energy and waste, although we manage all of our possible impacts such as noise and water consumption. For more information see sections 'Energy and Climate Change' and 'Circular Economy'. An example of the responsible management of the network is the fact that 97% of our waste was recycled in 2018.
In order to minimise the impact of network deployment we implement best practices, for example, noise insulation measures when necessary. The sharing of infrastructure significantly reduces the entire sector's impact on the environment. Therefore, whenever possible when installing our facilities we share space with other operators. This makes it possible to keep the occupation of land, the visual impact, energy consumption and waste generation to a minimum.

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With regard to biodiversity, the impact of our facilities is limited, although we carry out environmental impact studies and implement corrective measures when necessary, such as in protected areas.

Energy Efficiency Plan
In order to optimise the power consumption of our network, in 2010 we compiled the Energy Efficiency Plan. Since then, we have implemented 740 projects, with an annual growth rate of 7%, thanks to the Global Energy Center created in 2015 to accelerate efficiency, with managers responsible for encouraging energy efficiency projects in each country. In 9 years we have saved more than 4,000 GWh, 553 million euros, and avoid 1.27 million tonnes of CO2 eq emissions.
In 2018 we implemented 139 initiatives in our networks and offices. These initiatives have led to savings of 181 GWh and prevented over 73,145 tonnes of CO2 eq emissions.
The global initiatives include modernising our network to increase its efficiency, for example by replacing copper by fibre optic; power plants and HVAC equipment renovation projects; using free cooling to cool with air directly from the outside; shutting down legacy networks; implementing power saving features in the access network; and reducing fuel consumption by implementing hybrid stations.
This effort is reflected in a 64% improvement in our energy intensity ratios (MWh/PB) compared to 2015 and we decoupled the growth of our services from power consumption.

MILESTONES 2018

•	We announced our Telefónica Sustainable Financing Framework.

•	99.4% certified company under the new ISO standard 14001:2015.

•	We consume 100% renewable electricity in Europe, 58% at global level (Brazil 100% renewable from November 2018).

•	We are 2 years ahead of meeting the energy and emissions targets for 2020.

•	We reduce our carbon emissions by 37% with respect to 2015.

•	With our services we avoid 1.4 million tCO2e, equivalent to 1.2 times our carbon footprint.

•	We reduce our energy consumption per traffic unit by 64% with regard to 2015.

•	We have been awarded the maximum “A” classification in CDP Climate Change.

•	We set objectives for reducing our Scope 3 emissions.

•	We signed a PPA in Mexico for 40% of the electricity consumed.

•	We generated 4% less waste and recycled 97%.

CHALLENGES

•	Avoid 10 tons of CO2 for each ton we emit by 2025.

•	Reduce CO2 emissions in our supply chain to 30% per euro at 2025 compared to 2016.

•	100% renewable electricity consumption in 2030.

•	Extend digitalisation of our waste management (GreTeL) of all operations.

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•	Reduce our CO2 emissions (scopes 1 + 2) by 50% in 2030.

•	Sign a PPA agreement in Spain and Argentina

•	Drive development of technological solutions to promote the revolution towards the circular economy.100% renewable electricity consumption in 2030.

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Human Resources
The key element driving and increasing Telefónica's sustainable growth, is the team of professionals that form part of the Company. A diverse team, and one committed to our values, which also reflects the diversity of our customers.

To drive the growth we strive for as a Company, the strategy of the HR management area is based, on one side, on dynamizing the work environment and the new ways of working, in order to stimulate the management skills and autonomy of teams; and on the other, on encouraging a growth mindset in each one of Telefónica's employees, through continuous learning and self-development.

Our strategy is supported in an ever increasing digitalization of the HR management processes, backed by the roll out of the “Success Factors” global tool for managing the training, recruitment, performance, remuneration and administration processes and enabling multi-device access. There are currently over 120,000 employees in 39 countries and 179 entities who have had a global employee experience with Success Factors.

Talent Management

In order to transform our company and adapt to our latest challenges, it is crucial to have the right people in the right posts and to develop their individual skills.

We are committed to incorporating new profiles in a more global, digital and efficient way, using new recruitment methods (hackathons, searches in specialized forums) and automating our selection tools to maximize the effectiveness of our processes.

To obtain the diverse and committed team necessary to ensure our Company's future, here at Telefónica we want to guarantee that our employees fully develop their potential and to do this we encourage various local and global talent development initiatives and programs, encouraging movement and rotation between different areas and supporting internal promotion and diversity as elements of professional growth.

Besides, the implementation of talent development programs for key groups (women and young people) are essential for increasing gender and generational diversity, and inclusive leadership. Moreover, the identification of the talent map, in order to design visibility actions, is key in the assessment and maximization of talent within the Company.

Skills Development

To ensure the competitiveness and employability of our teams, we are developing a new global learning model based on the flexibility, agility and continuous learning of all our employees, enabling them to develop digital skills and us to anticipate our need for new skills.

Through the global tool of SuccessFactors and the platforms that we have in the Telefónica Group (DatAcademy, Learn4Sales and MiriadaX) we have made a wide range of courses available to all our employees, from languages to technical skills and business training (Big Data, Digital Security, Privacy, eWork), alongside mandatory courses (Responsible Business Principles, GDPR, Anti-corruption).

At Universitas Telefónica we train our employees, and those of other companies, to become Transforming Digital Leaders, which will allow them to accept the challenges of the current digital revolution. Universitas offers a special space, where you can disconnect completely from daily life and focus 100% on your mission during your stay on campus. Our external lecturers at Universitas are of the highest category. University lecturers from the IESE Business School, Oxford Leadership Academy and Singularity University, among others, have all taught at Universitas. We also have an internal teaching staff that provides us with a comprehensive view of Telefónica and the sector as a whole.

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In 2018, in both the “On Campus” and the “On the Road” programs, which are held in the various different geographical areas, around 4,000 of the Company's leaders have been trained in leadership skills, global business strategy and, for the first time this year, new methods of agile working.

As well as the platforms already mentioned, we also make a lot of resources available to our employees for more informal learning through such things as conferences, blogs and articles. In this regard, we would like to highlight the eKISS digital knowledge platform, which has over 30,000 active users, and makes articles, news and reports from both internal experts and the most prestigious market analysts available to all employees. We are also driving the use of “on the job chats” by experts from outside or other areas of the Company, to encourage the flow and exchange of knowledge throughout the Company.

New working procedures

In order for us to adapt to a new reality we have promoted a deep cultural change in the Company, a new concept of working that enables us to be open to more transversal and flexible ways of working, which have more respect for our employees' free time, that allow an improvement both in employee performance and satisfaction. In other words, we are talking about "smart working".

More and more of Telefónica's areas and departments are adopting various “Agile” methodologies. They are being encouraged as part of the new strategic plan in all countries. Also, an “Agile Bluebook” has been produced to ensure a standardized adoption of the existing methodologies to the specific needs of each different area.

Labor Relations

At Telefónica, we are committed to the ILO's Declaration on Fundamental Principles and Rights at Work, in particular we recognize freedom of association and the right of collective bargaining in all countries and jurisdictions where we operate.

As a Company, we recognize the important role that unions perform in defending workers interests and we recognize UNI and the European Works Council as key partners in global labor management.

We understand that, at local level, the management of Company Committees is guided by the specific Policies and Rules established by each Legal Entity and, therefore, the procedures for informing, consulting and negotiating may contain different definitions, but they are always in line with Telefónica's guiding principles.

Maintaining a neutral position with respect to union activities is vital to ensure a free and open environment that allows the right to freedom of association to be exercised. If workers wish to form a union, Telefónica will recognize those unions that organize themselves in accordance with the conditions set out in ILO convention 87, and which respect local legislation. We also guarantee that workers' representatives receive fair treatment, free of discrimination, and that they have all the facilities they need to carry out their role.

Right to disconnect

At Telefónica we believe that technology should improve people's lives. For that reason, we believe it is essential that our workers can disconnect when necessary and create healthy habits in this regard, giving them the tools to develop their own sense of digital wellbeing.

Telefónica's commitment to their employees right to disconnect has materialized into an agreement signed with the largest unions in Spain (UGT and CCOO).

Through this agreement, Telefónica is committed to promoting measures to increase respect of employee's leisure time, recognizing the right to disconnect as a basic element to achieve a better organization of working hours in order to respect private and family life, and improve employee's quality of life and health.

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The right to disconnect commitment will be extended to all the countries where Telefónica is present and will soon be added, as an appendix, to the International Framework Agreement which the Company currently has in force with unions at global level.

Health and Safety at work

Health and safety at work is a concept that has grown and changed with society, and we now understand "health" to be a state of complete physical, mental and social wellbeing in harmony with the environment. To achieve this, a responsible and sustainable management requires that we include health, safety and wellbeing at work as commitments to our employees, their families and the community, and this is established in Telefónica's Responsible Business Principles: "We establish all the processes necessary to prevent workplace accidents, injuries, and illnesses associated with our professional activity through strict compliance with our regulatory environments, training and workplace risk prevention management. We encourage all our employees take care of their health and the health of the people around them."

With the aim of ratifying this Telefónica principle, we have approved a Global Policy with regard to the health, safety and wellbeing of our employees, our supply chain and partners. This Policy includes Telefónica's commitments that promote the promotion of workplace health, safety and wellbeing, one of our global objectives is the implementation of this regulation in all the activities in those countries where we operate.

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Managing Diversity
At Telefónica, we include diversity as a key element and we do so because we firmly believe that its effective management not only responds to principles of social justice, but in addition provides major advantages for the business. We approach our diversity strategy from the viewpoint of four main stakeholders: employees, society, customers and providers.
Taking into account all of these stakeholders allows us to broaden the scope of our actions at the same time as creating an inclusive environment in which every employee has room for self-development.
Policies and bodies
We ensure the mainstreaming of our diversity and inclusion strategy through various corporate policies and management bodies:

•Global Diversity Committee: made up of top-level executives, it has the objective of driving and monitoring the Company's diversity strategy. In addition, the roles of the Chief Diversity Officer, to support the work of the Committee, and of Diversity Champions, who act as internal change agents in all areas of the Company, have been created.
•Executive Appointment and Dismissal Policy: guarantees transparency and meritocracy in the selection and promotion of executive talent. Similarly, in relation to the Board of Directors, our procedures also guarantee that the appointment and re-election of Directors is based on an objective needs analysis and favors diversity.

These policies and bodies are accompanied by measures to reduce inequality in the area of gender diversity. Among them, it is worth highlighting that we ensure the presence of both genders in the final candidate shortlist for internal selection processes. To guarantee compliance with this measure, in June 2018, a Transparency Committee was set up, comprising the Chairman and four top-level executives.

Likewise, our Supply Chain Sustainability Policy establishes the requirement for every provider not to discriminate against any particular group of people in their employment contracts, training and promotion.

The policies, bodies and actions described above, aimed at encouraging diversity and equality among all demographic groups within the Company, are included under the umbrella of our Global Diversity and Inclusion Policy, approved by the Board in 2017, the purpose of which is to ensure a management free of prejudice associated with individual differences.

Through our Global Diversity and Inclusion Policy we guarantee equality of opportunity and non-discriminatory, fair and impartial treatment of people in all areas of our Company, free of prejudice based on gender, nationality, ethnic origin, religion, sexual orientation and identity, marital status, age, family responsibility or disability.

Through our Global Policy, we are committed to continue to advance the effective integration of people with disabilities into the labor force, introducing the technical aids and support that enables the reduction and removal of the barriers to employing disabled people, in order to ensure that they can participate on equal terms in the workplace.

Finally, we would like to highlight that from 2019 we will be including our global gender diversity target - to achieve 30% of women in executive posts by 2020 - in the Company's executive variable remuneration scheme.

Results and indicators of the policies and initiatives

The number of employees at Telefónica as of 31 December 2018 was 120,138. The number of female employees increased to 45,320 (37.7% of the total), with the number of male employees standing at 74,818 (62.3% of the total). The percentage of women at executive level was 23.8%. Similarly, it is worth noting that Telefónica has employees in more than 35 countries, who belong to over 104 nationalities.
A more comprehensive sample of relevant indicators will be published in the company's 2018 Integrated Report under the Global Reporting Initiative (GRI) Standards.

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Liquidity and capital resources

Financing
The main financing transactions carried out in the bond market in 2018 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U. (1)
EMTN BOND	01/22/2018	01/22/2027	1,000	1,000	EUR	1.447%
SHELF BOND	03/06/2018	03/06/2038	750	655	USD	4.665%
SHELF BOND	03/06/2018	03/06/2048	1,250	1,091	USD	4.895%
EMTN BOND	09/11/2018	09/11/2025	1,000	1,000	EUR	1.495%
(1) Guaranteed by Telefónica, S.A.
During 2018 there was no outstanding amount under the main financing transactions arranged in 2018 in the bank market.
Available funds
At December 31, 2018, Telefónica S.A.’s available funds from undrawn lines of credit in different financial institutions totaled 9,908 million euros (of which 9,843 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2018 amount to 4,011 million euros.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 of the financial statements.
Contractual commitments
Note 19 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.
Credit risk management
The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in Note 16.
Credit rating
At December 31, 2018, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2017, there have not been changes in the credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2016 when Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.
European Commission's decision to block the proposed sale of O2 U.K. to Hutchison's Three U.K. in 2016 had an impact on Telefonica´s credit ratings and outlooks by Moody´s and Standard and Poor’s, as they considered that decision would delay the Company´s deleveraging process. In 2018, among the measures taken to protect the credit rating, it is noteworthy an intensive financing activity, taking advantage of historical low refinancing

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rates to extend average debt life, together with the maintenance of an appropriate level of liquidity and an active portfolio management through the completion of the 16.65% divestment of the share capital of Pontel Participaciones, S.L. that owns 60% of the share capital of the company Telxius Telecom, S.A.
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations.

On October 27, 2016, the Board of Directors of Telefónica, S.A. announced the dividend policy for the year 2017, that would be 0.40 euros per share: 0.20 euros in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018, both in cash.

On March 29, 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month. In this regard, the dividends paid during 2017 were paid on June 16 and December 14.

In February 2018, Telefónica announced the dividend policy for the year 2018: 0.40 euros per share in cash, in December 2018 (0.20 euros per share) and in June 2019 (0.20 euros per share).

The Annual General Meeting held in 2018, approved a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2018 payable in two tranches, 0.20 euros per share on June 15, 2018 and 0.20 euros per share on December 20, 2018.

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Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•
Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2018 and 2017, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
(1) Millions of euros

The movement in treasury shares of Telefónica, S.A. during the years 2018 and 2017 is as follows:

Number of shares
Treasury shares at 12/31/16	141,229,134
Share plan delivery (see Note 19.3)	(3,518,795)
Other movements	(72,022,480)
Treasury shares at 12/31/17	65,687,859
Share plan delivery	(191,739)
Treasury shares at 12/31/18	65,496,120
Acquisitions
There have been no acquisitions of treasury shares in 2018 and 2017.

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Share redemption and disposals
In 2018 and 2017 there have been no share redemption or disposals of treasury shares.
Employee share option plan
Treasury shares sold, including share plans redemptions, in 2018 and 2017 amount to 2 million euros and 37 million euros, respectively.
On September 30, 2018 the second phase of the "Performance and Investment Plan 2014-2019" ("PIP 2014-2019") as well as the second phase of the "Talent for the future Share Plan" (TFSP2) ended. No share have been delivered to Telefónica Group executives or managers (see Note 19).
On July 31, 2017 the third phase of the Global Employee Share Plan (“the GESP”) matured and 3,187,055 treasury shares were delivered to Group employees who met the established requirements.
On September 30, 2017 the first phase of the “Performance and Investment Plan 2014-2019” (“PIP 2014-2019”) and the first phase of the "Talent for the Future Share Plan" (TFSP1) ended. No shares were delivered to Telefónica Group executives or managers (see Note 19).
Other movements
On March 14, 2017 Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72 million of its treasury shares in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter. On the same date, this stake was sold at the same price to Telefónica Germany Holdings, GmbH so that, at 2017 year end, Telefónica, S.A. has no direct participation in Telefónica Deutschland Holding AG and the transfer of the stake has not had impact in the income statement.
The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 21.7 million of Telefónica shares in 2018 (35.2 million of Telefónica shares in 2017), recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.

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Risk factors associated with the issuer
The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing Telefónica which could affect its business, financial position, reputation, corporate image and brand and its results of operations are set out below and must be considered jointly with the information set out in the Telefónica, S.A.:
Worsening of the economic and political environment could negatively affect Telefónica’s business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.
In Europe, the macro-financial outlook showed a slight deterioration during the second half of 2018, influenced by external factors such as the weaker and maturing global economic cycle, the recent tightening of financial conditions, the greater uncertainty associated with the trade tensions between China and the United States and the risks that such tensions pose on economic growth and global stability. On the regional front, the political uncertainty in Europe has diminished in part after the results of the general elections in some European countries, but it still persists in various countries, including Italy, given the lack of political commitment with a reformist agenda. Economic activity and financial stability in Europe could also be affected by the monetary normalization that the European Central Bank is expected to continue implementing and by how Greece continues to manage its ongoing banking and economic restructuring process, after the country’ recent exit from its bailout program.
Furthermore, the planned exit of the United Kingdom from the European Union ("EU") following the outcome of the referendum held in June 2016 is expected to result in economic adjustments regardless of the nature of the new trade and investment relationships between the United Kingdom and the rest of Europe in the future. As of the date of this Annual Report, there is significant uncertainty regarding the Brexit negotiations and required parliamentary approvals, both in terms of timing (the process can be subject to delays) and the final outcome, with multiple options still being possible, including a no deal Brexit. In the meantime, uncertainty surrounding Brexit could have a negative impact on investment, economic activity and employment. It could also lead to financial market volatility, which could limit or restrict access to capital markets. This situation could worsen depending on the final terms of Brexit, which could increase regulatory and legal complexities, including those relating to tax, trade and security. Such changes could be costly and potentially disruptive to business relationships in these markets, including those of Telefónica, its suppliers and its customers. The elections to the European Parliament in May 2019 could also lead to political uncertainty, as they could result in a rebalancing of political groupings and significant changes in goals for the European project in the medium term, as well as in changes in key positions of the main European institutions during 2019.
In Spain, another possible source of uncertainty is Catalonia's political situation and its impact on the Spanish economy. Although recent developments have contributed to reduce such uncertainty, if political tensions re-emerge or intensify, there could be a negative impact both on financing conditions and on the Spanish macroeconomic scenario, given the demanding sovereign bond maturity calendar and the high dependence of the Spanish economy on the international investors and economic outlook. There is also some uncertainty regarding the economic policy mix to be implemented in 2019 as a result of the current high parliamentary fragmentation. In 2018, the Telefónica Group obtained 26.1% of its revenues in Spain (24.3% in 2017), 15.0% in Germany (14.0% in 2017) and 13.9% in the United Kingdom (12.6% in 2017).
In Latin America, exchange rate risk is particularly noteworthy. Certain external factors contributing to this risk are the uncertainty derived from the monetary normalization process in the United States, increasing global trade tensions, the continuing low commodity prices in certain cases and doubts about growth and financial

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imbalances in China. Certain internal factors contributing to this risk are the high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets, together with low productivity growth, which hinder a more accelerated progress in economic development and the rebalancing of still existing mismatches.
In Argentina, the government is focused on resolving the country's macroeconomic and financial imbalances and on recovering international confidence, particularly after the agreement reached with the International Monetary Fund to provide financial support in the medium term. Even though the measures taken by the government are expected to have positive effects in the medium term, both the macroeconomic and exchange rate risks remain high in the short term. The major challenges the economy is facing, both internally (with an ongoing sharp reduction of public deficit in an environment of economic recession and high inflation) and externally (with significant financing needs in the medium term), make the Argentine economy vulnerable to episodes of volatility in the financial markets. Moreover, the presidential elections due to take place in 2019 pose additional risks, as they could result in a change in the current economic policy stance with very limited economic policy levers.
In Brazil, after the presidential elections resulted in a change of government, the effectiveness of such government in implementing the announced and needed reforms that would improve the potential growth of the economy and drive the fiscal accounts towards sustainability remains to be seen. On the other hand, while signs of stabilization have emerged and the economy has started to show positive growth figures, the pace of the recovery is still gradual. Despite the decreasing external financing needs, internal financing needs remain high, and financing conditions remain challenging, as the country sovereign credit rating remains below investment grade.
Mexico has a high commercial and financial exposure to the United States, which could generate uncertainty. Domestically, there is also uncertainty surrounding the new government's political agenda, despite having a relatively stable economic outlook. Both the political management by the new government of the structural achievements made in recent years and the final approval of the Agreement between the United States, Mexico and Canada (USMCA) are expected to have a material impact on the economy. While the signing of USMCA has significantly reduced uncertainty, it has not eliminated it, as the agreement still needs to be ratified by the respective national legislative chambers. Any higher than expected increase in interest rates in the United States and/or a possible re‑negotiation of trade agreements between the abovementioned countries could result in higher restrictions on imports into the United States, which, together with political uncertainty surrounding such matters, could negatively impact economic activity and exchange rates in Mexico. The relative weight of Mexico in the consolidated revenues of the Telefónica Group was 2.4% in 2018.
Chile, Colombia and Peru have been able to stabilize their economies with growth rates close to their potential growth led by domestic demand, while recent adjustments and political decisions have addressed certain fiscal and external account issues. Nevertheless, these economies are exposed not only to changes in the global economy given their vulnerability to abrupt movements in commodity prices, but also to unexpected changes in financial conditions.
In Ecuador, a decrease in domestic political uncertainty has allowed for an improvement in economic activity through exports, but risks persist, mainly on the fiscal front. The country's financing needs are still high, which, together with low international reserves, keep the country in a vulnerable position against volatility shocks.
In 2018, Telefónica Brazil represented 20.8% of the Telefónica Group's revenues (23.1% in 2017). In 2018, Telefónica Hispam Norte and Telefónica Hispam Sur represented 8.4% and 13.7% of the Telefónica Group's revenues, respectively (8.3% and 15.8%, respectively, in 2017). In 2018, 4.3% of Telefónica Group’s revenues came from Chile, 4.3% from Peru and 4.8% from Argentina. In 2018, 28.2% of the Group's revenues were generated in countries that do not have investment grade status (in order of their contribution to the Group's revenues: Brazil, Argentina, Ecuador, Costa Rica, Nicaragua, Guatemala, El Salvador and Venezuela) and other countries are only one notch away from losing this status.

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"Country risk" factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange-rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic and financial downturns, political instability and civil disturbances; and

•
maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and/or cash flows of the Group.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of December 31, 2018, 73.6% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 18.7% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2018: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 102 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 88 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.
According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 1 million euros for the year ended December 31, 2018, primarily due to the weakening of the Venezuelan bolivar and, to a lesser extent, the Argentine peso. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2018, taking into account derivative instruments in place.
During 2018, Telefónica Brazil represented 27.7% (25.9% in 2017), Telefónica United Kingdom represented 12.0% (10.1% in 2017), Telefónica Hispam Norte represented 5.1% (7.8% in 2017) and Telefónica Hispam Sur represented 11.0% (14.1% in 2017) of the operating income before depreciation and amortization ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The evolution of exchange rates negatively impacted the Group's 2018 results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 8.8 percentage points and 10.3 percentage points, respectively, mainly due to the depreciation of the Brazilian real and the Argentine peso (3.2 percentage points and 4.7 percentage points, respectively in 2017, mainly due to the depreciation of the Argentine peso, the Venezuelan Bolivar and the pound sterling) . Furthermore, translation differences had a

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negative impact on the Group's equity of 2,043 million euros as of December 31, 2018, whereas they had a negative impact on the Group's equity of 4,279 million euros as of December 31, 2017.
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or balance sheet reductions, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2018, the Group's net financial debt amounted to 41,785 million euros (44,230 million euros as of December 31, 2017) and the Group's gross financial debt amounted to 54,702 million euros (55,746 million euros as of December 31, 2017). As of December 31, 2018, the average maturity of the debt was 8.98 years (8.08 years as of December 31, 2017).
As of December 31, 2018, the Group's gross financial debt scheduled to mature in 2019 amounted to 9,368 million euros and gross financial debt scheduled to mature in 2020 amounted to 6,417 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available at December 31, 2018. As of December 31, 2018, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 12,219 million euros (11,887 million euros of which were due to expire in more than 12 months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2018, 2.7% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2019.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Adoption of new accounting standards could affect the Group's reported results and financial position.
Accounting standard-setting bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group's consolidated financial statements. Those changes could have a significant impact on the way the Group accounts for certain matters and presents its financial position and its results of operations. In some instances, a modified standard or a new requirement with retroactive effect must be implemented, which requires the Group to restate previous financial statements.
In particular, Telefónica is required to adopt the new accounting standard IFRS 16 Leases ("IFRS 16") effective from January 1, 2019.
This standard requires significant changes that will affect the accounting treatment for all lease contracts where Telefónica acts as lessee, other than certain short-term leases and leases of low-value assets. The Group estimates that the first-time adoption of IFRS 16 will have a material impact on the Group's financial statements

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and may make comparisons between periods less meaningful. It will also likely materially affect the amounts used to calculate certain financial metrics reported by the Group or used by analysts and investors to analyze the Group.
The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group operates. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum capacity. Among the main legal risks are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group's business is highly regulated both affects its revenues and imposes costs on its operations.
As the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provision of services in a specific market. The spectrum to which most of the licenses and administrative concessions refer to is used for the provision of mobile services on 2G, 3G and 4G technologies. The complementarity between the different frequency bands successively assigned to an operator in a geographic market enables greater flexibility and efficiency in both the deployment of the network and the provision of services to final customers over the capacities resulting from such network.
Any challenges or amendments to the terms of licenses, authorizations or concessions granted to the Group and necessary for the provision of its services or the Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed below or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on its ability to maintain the quality of existing services, which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.
Regulation of spectrum and access to new government licenses/concessions of spectrum
In Europe, the Directive (EU) 2018/1972 of the European Parliament and of the Council establishing the European Electronic Communications Code (“EECC”), was approved on December 11, 2018. The aim of the EECC is fostering investment in new high-capacity networks (principally fiber networks and the fifth generation of mobile telecommunications, or 5G) and create a ‘level playing field’ between telecommunications companies and over-the-top providers ("OTTs"). Member States have a period of two years (until December 21, 2020) to transpose said Directive into their national legislation. Certain provisions included in the EECC are so extensive and complex that their final impact on operators, such as Telefónica, will largely depend on how they are interpreted by regulatory authorities in each Member State. The EECC will continue to oblige national regulatory authorities to analyze telecommunications markets and determine whether any operators dominate the market. Such operators will continue to be designated as having significant market power ("SMP") and face additional obligations in that territory. In the case of new fiber networks, such SMP obligations could be relaxed if co-investment agreements bear fruit among SMP and non-SMP networks operators.
Furthermore, in Europe, spectrum auctions are expected to take place in the coming years, requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with some of these licenses.

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In Spain, the auction of the 3.6 GHz band was carried out during July 2018, and Telefónica was awarded 50 MHz. The Ministry of Economy and Business Affairs has published the roadmap to clear spectrum in the 700 MHz band from its current use (digital television), in line with the calendar approved by the European Commission ("EC") and with the 5G National Plan adopted in December 2017. The plan foresees the completion of the release of the 700 MHz band before June 30, 2020 and the Ministry has indicated its intention to hold the auction in 2020.
In the United Kingdom, the Office of Communications ("Ofcom"), the national telecommunications regulatory authority, conducted a spectrum auction for the 2.3 GHz and 3.4 GHz bands in March and April 2018. Telefónica United Kingdom won all of the 2.3 GHz spectrum available (40 MHz) and an additional 40 MHz of the 3.4 GHz spectrum band (out of the 150 MHz available), in both cases under 20-year renewable licenses. In December 2018, Ofcom launched a public consultation regarding the coverage obligations and auction design relating to the 700 MHz/3.6GHz bands, which are expected to be auctioned in the first quarter of 2020.
In Germany, on May 14, 2018 the Regulatory Agency for Electricity, Gas, Telecommunications, Post and Railway ("BNetzA") published Decisions I and II on the method to award frequencies nationwide, in the 2GHz band and a large part of the 3.6 GHz band. In addition, under the same decisions, BNetzA allocated 100 MHz in the 3.6 GHz band and also frequencies in the 26 GHz band, both for local/regional assignments upon application.
Subsequently, on November 26, 2018, BNetzA published Decisions III and IV establishing the conditions for frequency usage and auction rules on the above-mentioned 2 GHz and 3.6 GHz bands (Auction Rules). The rules include obligations for better coverage in both urban and rural areas, as well as along transport routes and other conditions, such as the obligation to negotiate on national roaming and network sharing. The above four decisions have been challenged in Court by Telefónica Deutschland Group. Nevertheless, Telefónica Deutschland Group submitted its application to the auction by January 25, 2019. The auction is scheduled to begin in the first quarter of 2019.
All of the bands mentioned above are considered to be technologically neutral, which means that they could potentially be used in the future for 5G services.
In Latin America, spectrum auctions are expected to take place in the coming years, potentially requiring cash outflows to obtain additional spectrum or to meet the coverage requirements or other obligations associated with these licenses. Specifically, the procedures that will take place in 2019 in jurisdictions that are relevant for the Group are:

•
Argentina: the government issued on January 21, 2018 a decree (Decreto de Necesidad y Urgencia) that contemplates the possibility of auctioning the spectrum previously reserved for ARSAT (a public company). The spectrum that was reserved for ARSAT includes 20 MHz in the 700 MHz band (national), 50 MHz in the AWS band (national) and 20 MHz in the 1900 MHz band (regional).

•
Brazil: In September 2018, the Brazilian regulator, Anatel, launched a first consultation to award spectrum in the 2.3GHz TDD (time-division duplexing) band and spectrum in the 3.5GHz TDD band. A consultation on the auction of the remaining spectrum in the 700 MHz band is expected to take place in the first half of 2019. Anatel’s 5G commission has also identified 1500 MHz which could be auctioned. An auction to award spectrum in any of these bands could take place in 2019 or 2020.

•
Colombia: The consultation processes launched in 2017 and early 2018 on the conditions of the 700 MHz spectrum auction were suspended following the change of government that took place in August 2018. The new government has submitted to Congress a draft bill with regards to information and communication technologies. Among the measures included in the draft bill, there is an extension of the duration of spectrum licenses. The approval process of the draft bill may have an impact on the timing of the auction. This draft bill is expected to be discussed in the first quarter of 2019.

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•
Peru: In October 2018, the Ministry of Transport and Communications approved a new regulation for the reorganization of frequency bands, known as "refarming". This could result in a spectrum award process in 2019 or 2020.

It is possible that some of the abovementioned spectrum tender procedures will not be completed, or even initiated within the proposed time frames. In addition, in the cases where Telefónica has submitted comments to the proposed conditions of auctions or allocation procedures, there is no certainty as to whether and to what extent such comments will be considered by the relevant regulator. In addition, Telefónica may decide to abstain from a particular process once it reviews the viability of each spectrum acquisition opportunity.
In addition to the spectrum tender procedures referred to above, it may be the case that certain administrations which have not yet announced their intention to release new spectrum may do so during 2019 and thereafter. The above does not include processes announced through general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.
Risks relating to concessions and licenses previously granted
In Spain, pursuant to the license for the 800 MHz spectrum band, there are a series of obligations that Telefónica is subject to with the aim of reaching coverage that allows access, with a speed of at least 30 Mb per second, to at least 90% of the inhabitants in population units of less than 5,000 inhabitants. The approval of the final terms and conditions to implement this coverage obligation was published in November 2018. Telefónica is undergoing a constant process of deployment and densification of Long Term Evolution ("LTE") solutions over the 800 MHz band that will be the base for compliance with such obligation.
Telefónica owns two concessions in the 2.1 GHz and 3.5 GHz spectrum, both awarded in 2000, which expire in April 2020 but may be extended for an additional ten years.
In the state of São Paulo, Telefónica Brazil provides local and national long-distance Fixed Switched Telephony Services ("STFC") under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. At December 31, 2018, the estimated residual value of the assets assigned to the provision of STFC was 8,622 million Brazilian reals (approximately 1,943 million euros under the exchange rate applicable on such date) (8,763 million Brazilian reals as of December 31, 2017, approximately 2,209 million euros under the exchange rate applicable on such date), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment. In principle, such assets were considered to be reversible assets, and were thus supposed to revert to the federal government at the end of the concession agreement. However, the implementation of a bill amending the regulatory framework in Brazil which establishes, among other things, that such assets would no longer be reversible under a new license regime in exchange for investment commitments, is currently pending. The bill was approved at both legislative houses, but was challenged before the Federal Supreme Court due to an alleged procedural defect. The outcome of this lawsuit is uncertain, although the Senate's board may overcome it by sending the bill for voting in the Plenary. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.

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As of the date of this Annual Report, there is no certainty that the proposed change in the regulatory framework will be completed, or that it will be completed in fully satisfactory terms for Telefónica Brazil. Only after this bill or a similar law is adopted (enabling the exchange of reversion obligations for investment commitments) could ANATEL impose the investment obligations referred to above.
As of the date of this Annual Report, it is not possible to estimate the hypothetical investment obligations that ANATEL could impose on the concessionaires, including Telefónica Brazil, in exchange for eliminating their obligation to revert assets used for the provision of the STFC services.
In Colombia, the ITC issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, Colombia Telecomunicaciones, S.A. ("ColTel") (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of Colombia), renewed its license to exploit such spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until November 28, 2013, contained a reversion clause for the underlying assets. However, Law 422 of 1998 and Law 1341 of 2009 provided that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, operated between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but ruled that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding against ColTel and other defendants in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. The arbitration award was rendered on July 25, 2017 and was not favorable to ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian pesos. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos (470 million euros at the exchange rate as of such date) to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado), which was dismissed on May 24, 2018. In addition, on December 18, 2017, ColTel also filed a constitutional action (acción de tutela) with the Constitutional Court seeking to protect its constitutional rights, jeopardized by the arbitration award. On March 15, 2018, the constitutional action was denied and ColTel filed an appeal against this ruling on April 18, 2018, which was dismissed on May 24, 2018. On November 27, 2018 a recusal motion was filed at the Constitutional Court, which is pending resolution.
In addition, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file a claim in the International Center for Settlement of Investment Disputes ("ICSID"). After the expiration of the required 90-day notice period, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID and, on February 20, 2018, the General Secretary of ICSID registered the request for the institution of arbitration proceedings. The request for arbitration is ongoing and the arbitral tribunal is in the process of being appointed.
In Peru, Telefónica has concessions for the provision of fixed-line services until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. On November 26, 2018, the Ministry of Transportation and Communications (Ministerio de Transportes y Comunicaciones) notified the denial of such renewals. Telefónica has filedan appeal for reconsideration. On February 5, 2019 the Ministry dismissed the mentioned appeal and Telefónica is considering to challenge the decision. In December 2014, June 2016 and May 2017 Telefónica filed renewal requests for an additional 20 years in relation to a concession for the provision of local carrier services, one of the concessions to provide mobile services in certain provinces, and one concession to provide fixed-line services, respectively. In addition, in April 2016, Telefónica filed a renewal request in relation to the 1900 MHz frequency spectrum for the Provincias (all of Peru except for Lima and Callao), which license expired in 2018.

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As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
In Chile, Telefónica Móviles Chile, S.A. and other two telecommunications operators were awarded spectrum in the 700 MHz band in March 2014, with Telefónica Móviles Chile being awarded 2x10 MHz. While services are being provided on such spectrum, a consumer organization filed a claim before the Tribunal for the Defense of Free Competition (the "TDFC") against Telefónica Móviles Chile, S.A. and the other two operators, regarding the allocation of spectrum in the 700 MHz band and challenging the outcome of the spectrum allocation. The TDFC rejected this claim on consecutive occasions but, on June 25, 2018, the Supreme Court issued a final judgment stating that the assignment of spectrum in the 700 MHz band to the mobile operators constituted anticompetitive behavior as it awarded spectrum blocks without respecting the 60 MHz spectrum cap set by the Supreme Court in a ruling from 2009.
The Supreme Court ruled that the incumbent operators have to relinquish the same amount of spectrum that they acquired in the 700 MHz band auction. However, the ruling of the Supreme Court allows the operators to choose the band from which the spectrum that exceeds the fixed cap (60 MHz) is to be relinquished and no deadline has been set to complete such relinquishment. As of the date of this Annual Report, Telefónica Móviles Chile has not relinquished any of the required spectrum, since the proceeding has been temporally suspended by a resolution issued by the Constitutional Court on January 29, 2019.
The Supreme Court ruling also states that if the sector-specific authority ("Subtel") considers it necessary to review the maximum spectrum cap, it should put in place a consultation process before the TDFC. Subtel must otherwise initiate the necessary procedures to adapt the set cap to the fixed parameters of 60 MHz for each participating operator in the aforementioned radio spectrum. On October 3, 2018, Subtel submitted its proposal on the review of the maximum spectrum cap to the TDFC.
Additionally, Subtel submitted to the TDFC a proposal of “complementary conditions” with a general scope which would be applicable to all bands, as well as another proposal of “special conditions” to be considered in future auctions. The TDFC set a deadline of December 28, 2018 for interested parties to provide their comments. The process initiated by the TDFC is expected to last several months.
In addition, the Supreme Court rejected the appeal filed by Telefónica Móviles Chile, S.A. against the resolution of the TDFC that ordered immediate compliance with the spectrum relinquishment obligations, without waiting for the result of the spectrum cap consultation.However, on January 29, 2019, the Constitutional Court temporarily suspended the obligation to immediately comply with such spectrum relinquishment obligations until the remedy of inapplicability that has been filed by Telefónica is resolved.
Additionally, regarding the 3.5 GHz band, Subtel issued a decision on June 21, 2018 regarding the 3.4-3.8 GHz spectrum band, which, among other things, has suspended the granting of authorizations, the modification of concessions and the reception of network rollouts in connection with this spectrum band. Its purpose is to carry out an in-depth study on the efficiency of the usage of this band for 5G and ensuring the efficient usage of this band in light of international best practices and the need for efficient spectrum management. The decision had a limited impact on Telefónica's operations as Telefónica Chile, S.A. only has 50 MHz of spectrum assigned in that band in Regions XI and XII (representing less than 2% of the population) and that spectrum is currently not in use. On October 3, 2018, Subtel modified the above mentioned resolution and resolved to release part of this spectrum to enable operators to provide wireless fixed services. Of the 50 MHz awarded to Telefónica Chile, S.A., 30 MHz were released and may only be used for mobile services, which is a required change for 5G provision, once future auctions on 3400-3800 MHz range are firmly awarded. The remainder of the spectrum may not currently be used for any service.
On November 20, 2018, Telefónica Chile, S.A. requested the TDFC to initiate a consultation process to determine whether the decision of Subtel regarding the 3.5 GHz band violates competition law. The deadline for third parties to provide background information expired on February 18, 2019.
In Mexico, in August 2018, Telefónica participated in the auction of the 2500-2690 MHz band and was awarded 2x20 MHz of spectrum. The rules and the procedure of the auction were challenged by an operator and Telefónica

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has responded to the allegations made. Telefónica's regional holdings in the 1900 MHz band (approximately 44% of the total 1900 MHz band) expired in October 2018. Telefónica has requested the renewal of this concession. The Instituto Federal de Telecomunicaciones (“IFT”) is expected to decide on the renewal request during the first quarter of 2019. Telefónica may continue to use this spectrum while the IFT decision is pending..
In 2018, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 868 million euros (538 million euros in 2017).
Regulation of wholesale services
The EC's proposal in respect of the regulatory framework for wholesale services intends, among other measures, to incorporate a costing methodology to fix a European upper limit for the call-termination prices for landline phones/mobile phones (FTRs/MTRs) applicable in the EU. According to this proposal, the decreases in wholesale mobile termination rates ("MTRs") in Europe have been noteworthy. It should be noted that since termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases are expected to become smaller so that the negative impact on turnover is expected to be less significant than in the past.
In the United Kingdom, on June 1, 2018, the price of MTRs fell to 0.489 pence per minute. From April 1, 2019, they will be priced at 0.479 pence per minute, with a further reduction based on inflation (consumer prices index ("CPI") minus 3.7% from April 1, 2020).
In Spain, in January 2018 the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") approved a decision setting the new MTRs for all mobile operators, which will result in a progressive reduction of 40% from January 2018 levels (0.0109 euros per minute). The approved MTRs are as follows: from the date the decision became effective until December 31, 2018 0.0070 euros per minute; from January 1, 2019 until December 31, 2019 0.0067 euros per minute; and as from January 1, 2020 0.0064 euros per minute. The CNMC launched a public consultation in November 2018 regarding fixed termination rates (“FTRs”), which proposed a progressive reduction in prices of 34% from November 2018 levels. The proposed prices are as follows: from the date the decision becomes effective until December 31, 2019 0.0640 euros per minute; from January 1, 2020 until December 31, 2020 0.0591 euros per minute and as from January 1, 2021 0.0543 euros per minute. A final decision is expected to be adopted in the first quarter of 2019.
In Germany, on December 1, 2018 the price of the MTR fell from 1.07 euro cents per minute to 0.95 euro cents per minute. This price will be in force until November 30, 2019. MTRs for subsequent periods will be decided in 2019.
In Brazil, Resolution 639/2014 established that MTRs will be subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force. In addition, through Act No. 6211/2014, ANATEL published the reference prices to be applied by operators with significant market power ("SMP"). In 2018, through Act No. 9919/2018, ANATEL published the reference prices to be applied by SMP operators from 2020 until 2023. In addition to the planned implementation of the cost-oriented-model, the Plano Geral de Metas de Competição ("PGMC"), amended by Resolution 649/2015, among other changes, updated the partial "bill and keep" model for MTRs, aiming to fix an imbalanced remuneration pattern between SMP operators and other companies operating in the relevant market. This measure was intended to adapt the networks to the reductions of MTRs and promote a gradual adaptation to the enforcement of the cost-oriented fees in early 2019. However, the new PGMC that was published in July 2018, among other changes, extended the "bill and keep" model, which was expected to expire in February 2019, until the next revision of the PGMC in four years.
In Mexico, on November 13, 2018, the IFT announced that the MTRs applicable to the so-called Prevailing Economic Agent ("PEA") for 2019 shall be 0.028313 pesos per minute while the MTRs applicable to the operators other than the PEA shall be 0.112623 pesos per minute. Both this decision and the decision that established the MTRs applicable to 2018 were challenged by Telefónica.

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In Peru, on December 21, 2018, the regulator, OSIPTEL, published the new MTRs. The new MTRs applicable to all operators of mobile public services was fixed at 0.00302 dollars per minute rated at the second, which entails a 54% decrease from the previous rate (0.0066.1 dollars per minute rated at the second). The new rates have been in effect since January 1, 2019 and will remain in effect until a new MTR value is defined by the regulator.
In Argentina, on August 17, 2018, the Ente Nacional de Comunicaciones ("Enacom") published the provisional termination and local origination charges for mobile communications services provided by networks until the final charges are decided pursuant to a cost model. Enacom set a tariff of 0.0108 dollars per minute and the measurement unit for valuation is per second. During the summer of 2018, Enacom launched a public consultation on the cost models for mobile communications services. On November 22, 2018, Enacom set the provisional termination charge in fixed networks at 0.0045 dollars per minute, the tariff for local transit services at 0.0010 dollars per minute, and the tariff for long distance transportation services at 0.0027 dollars per minute. In each case the measurement unit for valuation is per second.
In Chile, regarding mobile termination rates, on February 5, 2019, Subtel notified TMCH of a new proposal on tariff decree, which will be applicable for the next five years. The average tariff which will apply until 2024 is 1.8 Chilean pesos per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The new tariff decree is in effect since January 26, 2019. New tariffs on fixed operations will come into force in May 2019.
In Colombia, in December 2018, the regulator (Comisión de Regulación de Comunicaciones) published two consultations. The first initiative would reduce the FTRs from 0.01 to 0.003 dollars in 2019, which would be beneficial to ColTel as it is a net payer of FTRs. As of 2020, FTRs between fixed networks would be completely eliminated. The second initiative, on one hand seeks to substitute the national roaming charges in incoming calls charged to operators using national roaming, for mobile termination rates, which would negatively impact the revenues of ColTel; and, on the other hand, modifies the formula that defines the maximum regulated rate for network provision charged to MVNOs, from the minimum ARPU reported by MVNOs to the average ARPU from the past four (4) quarters.
As a result of the foregoing actions, the prices for certain wholesale services may be reduced, which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows. During 2018, the negative impact of these wholesale regulations (mainly MTRs, FTRs and roaming) is estimated to have resulted in the deduction of approximately 1.1 percentage points from the organic growth of the Group's revenues.
Regulation of universal service obligations
Universal service obligations ("USO") refers to the obligations imposed on telecommunication operators which are aimed at granting access to all consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion.
As stated above, Directive (EU) 2018/1972, of December 11, 2018, which approves the EECC, updates USO provisions in Europe, removing the mandatory inclusion of the legacy outdated services (payphone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EECC provides Member States with full flexibility in relation to the financing required for the provision of these services, allowing Member States to choose between public or industry funding. This ample room for discretion, together with the possibility that the affordability obligations could end up being too onerous, might result in higher costs for the industry.
In Spain, Telefónica is the operator responsible for the provision of universal service elements with respect to fixed network access with a broadband bandwidth of at least 1 Mb per second (until December 2019). On December 28, 2018, the government approved (by Royal Decree 1517/2018) the modification of the USO framework, eliminating the obligation to provide telephone directories to users (which had been assigned from January 1, 2017 to Telefónica), but maintaining Telefónica’s designation as the operator responsible for the provision of public payphones until December 31, 2019, date on which it is expected that such obligation will be removed.

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In Brazil, the General Plan of Univerzalization Targets (PGMU IV) of Fixed Switched Telephony Services (the "General Plan") that was due to have been published in 2016 was finally published on December 21, 2018 (Presidential Decree n. 9.619/2018) after a long period of discussion.
The General Plan lessens the USO framework in three ways: (i) there is a material decrease in the maintenance obligations with respect to Public Use Terminals; (ii) there is a material reduction of the obligations to meet requests for installation of individual accesses within seven days; and (iii) the extinction of the obligations to install and maintain Multifacilities Service Stations.
However, the General Plan imposes a new obligation with respect to "fixed wireless access systems with support for broadband connection" through the implementation of a base radio station in 310 pre-determined localities in the State of São Paulo.
The imposition on the Telefónica Group of additional or more onerous USO in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
Regulation of fiber networks
In Spain, on March 6, 2018, the CNMC approved a final decision on the economic replicability methodology (or ERT in its acronym in English) to be used to assess the maximum wholesale access price which Telefónica can charge other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services). According to this methodology, from April 2018, Telefónica is to apply a wholesale access price (NEBA) of 17.57 euros per month, with this price being updated twice a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such wholesale NEBA price. In July 2018, the CNMC approved a final decision on the methodology to assess if Telefónica's retail offers for the business sector can be replicated by other operators.
This and any other similar obligations and restrictions which may be imposed in the future in the various jurisdictions where the Telefónica Group operates could raise costs and limit Telefónica's flexibility in providing the aforementioned services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

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Regulations on privacy
In Europe, the General Data Protection Regulation ("GDPR") of April 27, 2016, has been directly applicable in all Member States since May 25, 2018 and implementing measures have been introduced by Member States, including Spain, Germany and the United Kingdom.
In Spain, on December 5, 2018 the Personal Data Protection and Digital Rights Act was approved. This Act implements GDPR in Spain, addressing several particularities concerning data blocking for judicial purposes or specific matters on databases for advertising purposes or data relating to deceased people. Equally, it implements procedural mechanisms within the framework of legal investigations concerning potential infringements of the GDPR.
In addition, on January 10, 2017, the EC presented its proposal for a regulation on privacy and electronic communications ("ePrivacy Regulation"), which will replace the current Directive 2002/58/EC. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking's annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services such as big data services. The future ePrivacy Regulation is not expected to be adopted before the end of 2019.
The Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, was challenged before the EU's General Court by civil-society groups. One of the appeals was not admitted and the admission of a second appeal is still pending as of the date of this Annual Report. The results of the second annual revision of the Privacy Shield by the Commission were published on December 19, 2018. The report concludes that the United States continues to guarantee an adequate level of protection of transferred personal data under the Privacy Shield and that the measures adopted by US authorities to implement the recommendations made by the Commission in the 2017 report have improved the functioning of the framework.
In Brazil, the Personal Data Protection Act (Act 13709/2018) was approved on August 14, 2018. This Act entails further obligations and restrictions for operators in relation to the collection of personal data and its processing and is based on the GDPR. The text was approved in the Chamber of Deputies and the Senate but the President vetoed the creation of the Authority for the Protection of Personal Data and of the National Council for the Protection of Personal Data and Privacy, after considering them to be unconstitutional. On December 27, 2018 the President of Brazil signed provisional measure 869/2018 that created the National Data Protection Authority (ANPD) and postponed to August 2020 the entry into force of the new Personal Data Protection Act. The approval of provisional measure 869/2018 by the National Congress and its conversion into law is still pending.
In Chile and Argentina, two bills aligned with the GDPR are in process to pass into law.
Any obligations and restrictions arising from privacy regulations could raise costs and limit Telefónica's ability to provide certain services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulation of network neutrality
Under the principle of network neutrality applicable to the Internet access services realm, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
Net neutrality regulation is being implemented all across Europe and in most of the Latin America countries where Telefónica is operating.
In Mexico, it is expected that IFT will issue guidelines during 2019.

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Any changes to regulation as it is established in the various jurisdictions where the Telefónica Group operates, could limit the commercial flexibility and might have an impact on its business, financial condition, results of operations and/or cash flows of the Group.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group's international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group's business dealings with certain sanctioned countries, individuals and entities.
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and result in other consequences, that could have a material adverse effect on the Group's business, results of operations and financial condition.
As of the date of this Annual Report, Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica continues to cooperate with governmental authorities and continues with the ongoing investigations. Although it is not possible at this time to predict the scope or duration of these matters or their likely outcome, Telefónica believes that, considering the size of the Group, any potential penalty as a result of the resolution of these investigations would not materially affect the Group's financial condition.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica’s business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica has the ability to anticipate and adapt to the evolving needs and demands of its customers, and that it avoids commercial actions that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative impact on society. In addition to harming Telefónica’s reputation, such actions could also result in fines and other sanctions.
There is growing social and regulatory demand for companies to behave in a socially responsible manner. In addition, the risks associated with potential damage to a brand’s reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica were not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica’s competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors. The Group may also fail to meet its growth plans or to retain its customers, any of which may result in the decrease of the Group’s profits and revenue margins.

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In addition, increased market concentration, including as a result of mergers and acquisitions, or alliances and collaboration agreements among other industry players, could adversely affect the competitive position of Telefónica, as well as the efficiency of its operations and its business continuity.
The entry of new competitors into markets where Telefónica is a leader, in addition to changes in market dynamics which have led to aggressive data offers and broadband deployments by the Group’s competitors and mergers of operators in certain markets, have adversely affected the competitive position of Telefónica, negatively impacting the evolution of revenues and its share of customers.
If Telefónica is not able to face the challenges posed by its competitors, the business, financial condition, results of operations and/or cash flows of the Group could be negatively affected.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate and adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications.
While automation and other digital processes may lead to significant cost and efficiency gains, there are also significant risks associated with such transformation processes.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group obsolete, as well as its technology. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as MNVOs, Internet companies or device manufacturers, could imply the loss of value of certain assets, affect the generation of income, or otherwise cause Telefónica to have to update its business model. This forces Telefónica to invest in the development of new products, technology and services in order to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. Additionally, this investment may not lead to the development or commercialization of successful products or services. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are derived from mobile Internet and connectivity services that are being launched. Examples of these services include IPTV services, IoT services, financial, security and cloud services.
Research and development costs amounted to 947 million euros in 2018, representing an increase of 9.8% from 862 million euros in 2017 (906 million euros in 2016). These expenses represented 1.9%, 1.7% and 1.7% of the Group's consolidated revenues in 2018, 2017 and 2016, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks, which allow to offer broadband accesses over fiber optics with high performance, such as 600MB Internet connections or high definition television services. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, implies high levels of investments. As of December 31, 2018, in Spain, fiber coverage reached 21.3 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high level of investments required by these networks results in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
If Telefónica were not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group’s business, financial condition, results of operations and/or cash flows.

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Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica’s performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2018, the Telefónica Group depended on two handset suppliers and ten network infrastructure suppliers, which, together, accounted for 71% and 80%, respectively, of the total contracted handsets as of such date. One of the handset suppliers represented 42% of all contracted handsets as of such date.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons. In addition, the suppliers on which Telefónica relies may also be subject to litigation with respect to technology on which Telefónica depends, including litigation involving claims of patent infringement. Such claims are frequently made in the communications industry.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadline or such products and services do not meet the Group’s requirements, this could hinder the deployment and expansion plans of the network, which in certain cases could affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, may have an adverse impact on certain of Telefónica’s suppliers and other significant players in the industry.
The imposition of trade restrictions could result in higher costs and lower margins, and could adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen network interruptions due to system failures, including those due to natural disasters caused by natural or meteorological events or phenomena, network failures, hardware or software failures, theft of network elements or cyber-attacks that affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Information technology is key to the Group’s business and it could be subject to cybersecurity risks.
The Group operates in an environment increasingly prone to cyber-threats. Consequently, it is necessary for the Group to continue to advance its capacity to identify and detect technical threats and vulnerabilities and improve its ability to react to incidents. This includes the need to strengthen security controls in the supply chain as well as to place increased focus on security measures adopted by partners of the Group and other third parties.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly dependent on telecommunications and computer networks and have adopted cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones and intelligence gathering by employees with access. Further, the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and/or take actions that affect the Group's networks in an

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inconsistent manner with the Group's policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, including backup, log review, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion detection or prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures may not always be effective. The Telefónica Group has insurance policies in place which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and deductibles applying, certain losses arising out of this type of incidents. To date the insurance policies in place have covered some incidents of this sort, yet due to the potential severity and uncertainty of the mentioned events, these policies may not be sufficient to cover all possible monetary losses arising out of an individual event.
Possible regulatory, business, economic or political changes and other factors could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In 2018, impairment losses in the value of goodwill, have been recognized amounting to 350 million euros, related to Telefónica's operations in Mexico. No impairments were recognized in 2017. In 2016, impairment losses, in the value of goodwill, were recognized amounting to 215 million euros, related to Telefónica’s operations in Venezuela (124 million euros) and in Mexico (91 million euros). In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group’s ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. In 2018, Telefónica Móviles México derecognized deferred tax assets amounting to 327 million euros. Further details on intangible assets and goodwill are provided in Notes 6 and 7 to the Consolidated Financial Statements.
The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.
The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.
In addition, the Telefónica Group's Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.
In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

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Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Note 20 to the Annual Accounts. Additional details on provisions for litigation, tax sanctions and claims can be found in Note 17 to the Annual Accounts.
The telecommunications industry could be affected by factors related to sustainability and the environment. It could also be affected by the possible effects that electromagnetic fields could have on health.
Telefónica’s operations and assets (including its towers and submarine cables) are located in many areas that are subject to natural disasters and severe weather, and which may be adversely affected in the future by climate change. Climate-related factors, such as heat waves, drought, sea levels, storms or flooding, could lead to unanticipated network interruptions and costly repairs, and negatively impact the demand for Telefónica’s services in affected areas. Furthermore, if the Group’s insurance did not fully cover business interruptions or losses resulting from these events, any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.
In addition, government restrictions, standards, or regulations intended to reduce greenhouse gas emissions or potential climate change impacts are likely to result in increased energy, transportation, or raw material and other supply costs. Moreover, local, national or international policy responses to climate change, such as carbon pricing or levies, emission caps or subsidy withdrawals may also lead to the stranding or financial impairment of certain of the Group’s assets. Furthermore, the Group may face increased reputational pressure if its activities are perceived to be inconsistent with addressing climate change.
While the Group has taken several steps to increase its resilience to climate change and to limit its carbon footprint, there is no certainty as to whether such steps will be effective or sufficient.
The telecommunications industry could also be affected by the possible effects that electromagnetic fields emitted by mobile devices and base stations could have on health, as well as by concerns relating to such matters. These concerns have led some governments and administrations to take measures that have compromised the deployment of the necessary infrastructures to ensure quality of service, and have affected the criteria for the deployment of new networks and the development of digital services such as smart meters.
There is consensus among several groups of experts and public health agencies, including the World Health Organization, who state that, to date, there have been no proven risks of exposure to low radio-frequency signals from mobile communications. The scientific community continues to investigate this issue, especially with regard to mobile devices.
Concerns about electromagnetic fields may discourage the use of mobile telephony and new digital services, and may lead government authorities to impose significant restrictions on the location and operation of antennas or cells and the use of radio frequencies by mobile phones, as well as the deployment of smart meters and other products that use mobile technology. This could lead to the impossibility of expanding or improving the Group’s mobile network.
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.

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Trend evolution
The environment in which Telefónica carries on its business underwent considerable change over the course of the last financial year, driven by two fundamental trends: growing instability and the need and desire for long-term sustainability.
Instability is inherent in times that represent or precede a change of era, as is the case today. That is particularly evident in two areas: in political terms, 2018 saw a number of fast-evolving upheavals around the world, the outcomes or consequences of many of which, such as Brexit, are still far from clear; in economic terms, volatility has been high and has specifically affected leading technology companies, whose (until now) solid business models are being questioned.
All of this is having considerable social consequences. Last year, mistrust among citizens and companies increased, notably affecting people's perceptions and expectations regarding technological challenges and advances. There is growing concern about the level of technology and how it is used and this has led to greater caution and a demand for accountability in both its management and impact. This has been the case, for example, with personal privacy, the use of data as a mass-management and decision-making tool and the effects and uncertainties associated with digitalization, such as digital well-being or the possible impacts on employment and social relations.
The World Economic Forum has referred to this context as 'Globalisation 4.0' and has included a number of imbalances which have yet to be resolved:

•	Economic growth vs conservation of the planet.

•	Global citizenship vs patriotism.

•	People's work vs machines.

•	Technology ‘for’ vs ‘against’ people.

•	Economic growth vs reduction of inequalities/eradication of poverty.

•	International competition vs collaboration.
The solutions to these issues are a priority which require a genuine focus on sustainability in keeping up with the demands of every stakeholder: from society, governments and regulatory bodies to the world's leading investors, in the conviction that sustainability is necessary if we are to achieve prosperity, efficiency and profitability in the medium term.
Addressing these challenges also entails a wide range of growth opportunities for society in all its fields. The combination of sustainability with the latest technology is especially important and this is where Telefónica already plays a special and increasingly important role. Our Company, because of its position as the enabler of all digital services, its history, its social and economic involvement in all the countries in which it operates, is in a key position to make a substantial contribution to sustainable development. A contribution which, despite being a company with almost 100 years of existence, has only just begun and which is fundamentally articulated around three lines of action:

•	Provide people with the power of connectivity.

•	Optimize our capabilities for a sustainable digital future.

•	Ensure maximum responsibility in all our actions.

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Events after the reporting period
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
Financing

•	On January 23, 2019, Telefónica, S.A. made a repayment for 100 million euros of its bilateral loan signed on December 20, 2017.

•	On January 25, 2019, Telefónica Emisiones, S.A.U. redeemed 150 million euros of its notes issued on January 25, 2017. The notes were guaranteed by Telefónica, S.A.

•
On February 5, 2019, Telefónica Emisiones, S.A.U. issued under its Guaranteed Euro Programme for the Issuance of Debt Instruments (EMTN Programme) notes in the Euro market guaranteed by Telefónica, S.A. amounting to 1,000 million euros. These notes are due on February 5, 2024, pay an annual coupon of 1.069% and were issued at par (100%). The net proceeds of the Notes are to be allocated towards projects aiming to improve energy efficiency in the network transformation from copper to fiber optic in Spain.

•
On February 18, 2019, Telefónica, S.A. made an early repayment for 500 million euros of its bilateral loan of 1,000 million euros signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.

Investments

•
In order to provide the funds needed to rebalance its equity and to execute share capital increases in its direct affiliates, Telefónica Digital España, S.L.U. on January 10, 2018 carried out a capital increase amounting to 137 million euros, totally subscribed and disboursed by Telefónica, S.A.

•	On the same date, Telefónica Innovación Alpha, S.L. has completed a capital increase amounting to 19 million euros fully subscribed and paid by Telefónica, S.A.

•
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador. The closing of the Telefónica El Salvador sale is subject to the applicable regulatory conditions while the sale of Telefónica Móviles El Salvador was completed on such date.

The aggregate consideration for both companies (enterprise value) is 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million of which correspond to Telefónica Guatemala and 277 million of which correspond to Telefónica Móviles El Salvador).

•
On February 14, 2019, once the pertinent regulatory approvals were obtained, Telefónica transferred to Grupo Catalana Occidente 100% of Antares’ share capital for a total amount of 161 million euros. On the closing of the sale, Telefónica and Grupo Catalana Occidente executed an agreement pursuant to which Grupo Catalana Occidente will continue to manage the insurance policies of the Telefónica Group on an exclusive basis for the next 10 years.

•
On February 20, 2019, the Board of Directors of Telefónica, S.A. has approved the sale of the Telefónica Group businesses in Panamá, Nicaragua and Costa Rica. The closing of the agreement is expected in the short term. The net book value of the direct stake in Costa Rica amounts to 291 million euros (see Exhibit I). The investments in Panamá and Nicaragua are indirectly owned through Telefónica Centroamérica Inversiones, S.L.

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Others

•
On January 23, 2019, Telefónica announced that it was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) partially upholding the claims filed against the assessments relating to the 2008-2011 Corporate Income Tax Audit. Final implementation of this resolution will most likely lead to a tax refund related to overpayments made by the company in those tax years. At this point of time, it is not possible to quantify the exact amount of the expected refund since, as pointed out by the Central Economic-Administrative Court’s resolution, the final amount shall only be settled once the resolution is duly executed by the Spanish Tax Authorities.

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Annual Corporate Governance Report for Listed Companies
A. Capital Structure
A.1 Complete the table below with details of the share capital of the company:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
20/09/2017	5,192,131,686.00	5,192,131,686	5,192,131,686
Please state whether there are different classes of shares with different associated rights:
No

A.2 Please provide details of the company’s significant direct and indirect shareholders at year end, excluding any directors:

Name or corporate name of shareholder	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A	5.26	0.01	0.00	0.00	5.28
CaixaBank, S.A	5.00	0.01	0.00	0.00	5.01
BlackRock, Inc.	0.00	4.85	0.00	0.22	5.08
Breakdown of the indirect holding:

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Name or corporate name of indirect shareholder	Name or corporate name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.01	0.00	0.01
CaixaBank, S.A.	VidaCaixa, S.A. de Seguros y Reaseguros	0.01	0.00	0.01
BlackRock, Inc.	Grupo BlackRock	4.85	0.22	5.08

Indicate the most significant movements in the shareholding structure during the year:
--
A.3 In the following tables, list the members of the Board of Directors (hereinafter directors) with voting rights in the company:

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Name of director	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights	% voting rights that can be transmitted through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Mr. José María Álvarez-Pallete López	0.03%	0.00%	0.01%	0.00%	0.03%	0.00%	0.00%
Mr. Isidro Fainé Casas	0.01%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. José María Abril Pérez	0.01%	0.01%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. Ángel Vilá Boix	0.01%	0.00%	0.01%	0.00%	0.01%	0.00%	0.00%
Mr. José Javier Echenique Landiríbar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Peter Erskine	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Luiz Fernando Furlán	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. Carmen García de Andrés	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. Maria Luisa Garcia Blanco	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Peter Löscher	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Ignacio Moreno Martínez	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco Javier de Paz Mancho	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	0.00%	0.05%	0.00%	0.00%	0.05%	0.00%	0.00%

Total percentage of voting rights held by the board of directors
0.13%

Breakdown of indirect holding:

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Name of director	Name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights	% voting rights that can be transmitted through financial instruments
Mr. José María Abril Pérez	Other company shareholders	0.01%	0.00%	0.01%	0.00%
Mr. José Javier Echenique Landiríbar	Other company shareholders	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	Other company shareholders	0.05%	0.00%	0.05%	0.00%

Remarks
It is pointed out that the Company has, among its rules of governance, an Internal Code of Conduct in matters relating to the Securities Markets, which include, among other matters, the action rules for the performance of personal transactions by Directors and management personnel on securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying are securities or instruments issued by the Company.
The general operating principles of such Internal Code of Conduct include operations subject to communication; action limitations; as well as the minimum maintenance period in the event of acquisition Company Shares, during which they shall not be transferred, unless there are exceptional situations that justify their transfer, with the prior authorization of the Regulatory Compliance Committee.

A.4 If applicable, state any family, commercial, contractual or corporate relationships that exist among significant shareholders to the extent that they are known to the company, unless they are insignificant or arise in the ordinary course of business, except those that are reported in Section A.6:

Name of related party	Nature of relationship	Brief description
-	-	-

A.5 If applicable, state any commercial, contractual or corporate relationships that exist between significant shareholders and the company and/or group, unless they are insignificant or arise in the ordinary course of business:

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Name of related party	Nature of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with CaixaBank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., and Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R.

Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.L.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira de México, S.A. de C.V.

Banco Bilbao Vizcaya Argentaria, S.A.	Contractual
Memorandum of understanding executed by Telefónica Digital España, S.L.U. with the aim of exploring a potential collaboration to offer loans to consumers and SME in Argentina, Colombia, Perú and México.

CaixaBank, S.A.	Corporate
Shareholding of CaixaBank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.

CaixaBank, S.A.	Corporate	Shareholding of Caixabank Consumer Finance, E.F.C., S.A. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.

A.6 Describe the relationships, unless insignificant for the two parties, that exist between significant shareholders or shareholders represented on the Board and directors, or their representatives in the case of proprietary directors.
Explain, as the case may be, how the significant shareholders are represented. Specifically, state those directors appointed to represent significant shareholders, those whose appointment was proposed by significant shareholders and/or companies in its group, specifying the nature of such relationships or ties. In particular, mention the existence, identity and post of directors, or their

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representatives, as the case may be, of the listed company, who are, in turn, members of the Board of Directors or their representatives of companies that hold significant shareholdings in the listed company or in group companies of these significant shareholders.

Name or company name of related director or representative	Name of company name of related significant shareholder	Company name of the group company of the significant shareholder	Description of relationship/post
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	In process of retirement. Formerly General Manager of Wholesale and Investment Banking in Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	CaixaBank, S.A.	-
Ms. Sabina Fluxà Thienemann	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Member of Eastern Territorial Regional Advisory Board (Spain) of Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Jordi Gual Solé	CaixaBank, S.A.	CaixaBank, S.A.	Chairman of CaixaBank, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Fomerly General Manager of Chairman's Office in Banco Bilbao Vizcaya Argentaria, S.A.

Remarks
Mr. José María Abril Pérez and Mr. Ignacio Moreno Martínez Name or company name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas and Mr. Jordi Gual Solé Name or company name of the shareholder represented or that has proposed their appointment: CaixaBank, S.A.
Ms. Sabina Fluxà Thienemann                                                                                                                               Member of the Eastern Territorial Regional Advisory Board (which includes the regions of Valencia, Murcia and Baleares) of Banco Bilbao Vizcaya, S.A., to whom she advices as prominent businesswoman on their objective to keep on approaching their business strategy to the current social-economic situation of such regions, without receiving any remuneration for such position.

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A.7 State whether the company has been notified of any shareholders’ agreements that may affect it, in accordance with Articles 530 and 531 of the Ley de Sociedades de Capital (Corporate Enterprises Act or LSC). If so, describe these agreements and list the party shareholders:
No
State whether the company is aware of any concerted actions among its shareholders. If so, provide a brief description:
No

If any of the aforementioned agreements or concerted actions have been modified or terminated during the year, please specify expressly:
Shareholders Agreement Telefónica, S.A. - Vivendi, S.A.
In September 2015, after obtaining regulatory approval from the Conselho Administrativo (Administrative Council) de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi, S.A. 46.0 million shares of its treasury stock, representing, at that time, 0.95% of its share capital, in exchange for 58.4 million shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. in the framework of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the capital stock of Telefónica Brasil, S.A.
By virtue of this agreement, Vivendi, S.A. undertook, among other obligations, to: (i) refrain from selling Telefónica shares during certain periods (lock up), and to (ii) assume certain restrictions which, in the event of a transfer, after the lock up periods have elapsed, guarantee an orderly sale of such shares.
At the date of issue of this Report such shareholders agreement is no longer in force.

A.8 State whether any individual or company exercises or may exercise control over the company in accordance with Article 5 of the Ley de Mercados de Valores (Spanish Securities Market Act or LMV). If so, please identify them:
No

A.9 Complete the following table with details of the company’s treasury shares:
At close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
65,496,120	—	1.26%
(*) Through:
--
Explain any significant changes during the year:

Explain significant changes
There is not significant change of the treasury stock in 2018. There have been only transmissions corresponding to the execution of different incentive plans for employees, which represent less than 0,01% of the stock.

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A.10 Provide a detailed description of the conditions and terms of the authority given to the Board of Directors to issue, repurchase, or dispose of treasury shares.
At Telefónica's Ordinary General Shareholders Meeting held on June 8, 2018, the shareholders resolved to renew the authorization granted at the General Shareholders Meeting of May 30, 2014, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

"A)
To authorize, pursuant to the provisions of Section 144 et seq., of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries - at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B)
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C)
To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on May 30, 2014 ".

A.11 Estimated working capital:

%
Estimated working capital	83.24

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A.12 State whether there are any restrictions (article of associations, legislative or of any other nature) placed on the transfer of shares and/or any restrictions on voting rights. In particular, state the existence of any type of restriction that may inhibit a takeover attempt of the company through acquisition of its shares on the market, and those regimes for the prior authorisation or notification that may be applicable, under sector regulations, to acquisitions or transfers of the company’s financial instruments.
Yes
Description of restrictions
In accordance with article 26 of the Company's Bylaws, no shareholder may exercise a number of votes exceeding 10 per cent of the total share capital with voting rights existing at any time, regardless of the number of shares held; all of the foregoing with full and mandatory submission to the provisions of the Law. In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, not including those held by other holders who have delegated their representation to that shareholder, without prejudice to the application of the same percentage limit of 10% to each of the shareholders represented individually.
The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be cast - either jointly or separately - by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or legal entity that is a shareholder, and the entity or entities, also shareholders, that the former directly or indirectly controls.
For the purposes indicated in the previous paragraph, in order to consider the existence of a group of entities, as well as the control situations indicated above, the provisions of article 18 of the Corporations Act shall apply.
In addition, and in accordance with article 527 of the Corporations act, in listed companies, the bylaw's clauses that, directly or indirectly, establish, in general terms, the maximum number of votes that may be cast by a single shareholder, companies belonging to the same group or those acting in concert with the foregoing shall cease to have effect when, following a takeover bid, the offerer has reached a percentage equal to or greater than 70 per cent of the capital carrying voting rights, unless the said offerer is not subject to equivalent neutralization measures or has not adopted them.
On the other hand,the provisions of Law 19/2003 of 4 July, on the Legal System of Transfers of Capital and of Financial Transactions with Foreign Countries and on Certain Measures for the Prevention of Money Laundering (Article 7), establishes that the Government may agree to the suspension of the regime of deregulation on foreign investments set out in such with regard to acts, businesses, transactions or operations that, by their nature, form or conditions of performance, affect or may affect activities directly related to national defense, or activities that affect or may affect public order, public safety and public health.

.13 State if the shareholders have resolved at a meeting to adopt measures to neutralise a take-over bid pursuant to the provisions of Act 6/2007.
No

If so, please explain the measures approved and the terms under which such limitations would cease to apply:

Explain the measures approved and the terms under which such limitations would cease o apply
--

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A.14 State if the company has issued shares that are not traded on a regulated EU market.
Yes
If so, please list each type of share and the rights and obligations conferred on each.

List each type of share
At the date of issue of this Report, shares of Telefónica, S.A. are traded on the Spanish electronic trading system (the "Continuous Markets"), and also on the stock exchanges of New York, London, Lima and Buenos Aires, and they have all the same characteristics, rights and obligations.
On the New York and Lima Stock Exchanges, Telefónica, S.A. shares are traded through American Depositary Shares (ADSs), where each ADS represents a Company share.

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B. General Shareholders' Meeting
B.1 State whether there are any differences between the quorum established by the LSC for General Shareholders’ Meetings and those set by the company and if so, describe them in detail:
No

B.2 State whether there are any differences in the company’s manner of adopting corporate resolutions and the manner for adopting corporate resolutions described by the LSC and, if so, explain:
No
Describe how it is different from that contained in the LSC.
--

B.3 State the rules for amending the company’s Articles of Association. In particular, state the majorities required for amendment of the Articles of Association and any provisions in place to protect shareholders’ rights in the event of amendments to the Articles of Association.
The Bylaws and Regulations for the General Shareholders Meeting of Telefónica confer upon the General Shareholders Meeting the power to agree the amendment of the Corporate By-laws (articles 15 and 5, respectively), being subject to legal provisions applicable for all other matters.
The procedure for amending the Bylaws is established on Articles 285 and following articles of the revised text of the Spanish Corporations Act, and needs to be approved at the General Shareholders Meeting with the majorities stated in Articles 194 and 201 of the same law. In particular, if the Shareholders Meeting is summoned to deliberate on Bylaw amendments, including capital increases or decreases, on eliminating or restricting the preferential acquisition right for new shares, and the transformation, merger, spin-off, or the global assignment of assets and liabilities and the relocation of the registered offices abroad, then shareholders which own at least fifty per cent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, then the Shareholders' Meeting will be held on second call, on this occasion at least twenty-five per cent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders which represent less than fifty per cent of the subscribed capital with voting rights are present at the Shareholders Meeting, either in person or by proxy, the resolutions referred to above can only be approved when two thirds of the capital, present or represented by proxy at the Shareholders Meeting, vote in favor of the resolution.
Pursuant to article 286 of the Spanish Corporations Act, if the Bylaws are amended, then the Directors, or, if applicable, the shareholders who have made the proposal, will have to draw up in full the text of their proposed amendment, and a written report justifying the amendment, which must be made available to shareholders when the General Meeting is called to deliberate on the amendment.
Furthermore, pursuant to article 287 of the Spanish Corporations Act, the announcement calling the General Shareholders Meeting will have to clearly state the questions which might be amended, and note that all the Shareholders are entitled to analyze the full text of the proposed amendment and the report on such amendment at the registered offices, as well as to request such documents to be delivered or sent to them free of charge.
According to article 291 of the Spanish Corporations Act, when new obligations are established for Shareholders due to amendment of the Bylaws, the resolution will have to be passed with the approval of the affected Shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, then the provisions of article 293 of that Act will be applicable.

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The procedure for voting on proposed resolutions by the Shareholders' Meeting is also regulated in Article 197 bis of the Spanish Corporations Act, in the internal regulations of Telefónica (in particular, in Article 23 of the Regulations of the General Shareholders Meeting). This Article states that, when amendments are made to the Bylaws, each article or group of articles which are materially different will be voted for separately.

B.4 Give details of attendance at General Shareholders’ Meetings held during the year of this report and the previous year:

Attendance data
Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other
12/05/2016	0.21%	55.34%	0.03%	0.55%	56.13%
Of which, free float	0.03%	32.91%	0.03%	0.55%	33,52%
09/06/2017	0.27%	55.71%	0.03%	0.49%	56.50%
Of which, free float	0.06%	35.87%	0.03%	0.49%	36.45%
08/06/2018	0.09%	52.80%	0.04%	0.49%	53.42%
Of which, free float	0.03%	34.64%	0.04%	0.49%	35.20%

B. 5 State whether any point on the agenda of the General Shareholders’ Meetings during the year has not been approved by the shareholders for any reason.
No

B.6 State if the Articles of Association contain any restrictions requiring a minimum number of shares to attend General Shareholders’ Meetings, or on distance voting:
Yes

Number of shares requires to attend General Meetings	300

Number of shares requires for distance voting	300

B.7 State whether it has been established that certain decisions other than those established by law exist that entail an acquisition, disposal or contribution to another company of essential assets or other similar corporate transactions that must be subject to the approval of the General Shareholders’ Meeting.

No

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Explain the decisions that must be subject to the General Shareholders' Meeting, other than those established by law
-

B.8 State the address and manner of access to the page on the company website where one may find information on corporate governance and other information regarding General Shareholders’ Meetings that must be made available to shareholders through the company website.
Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access and content of the Company website, including information on General Shareholders Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

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C.1 Board of Directors
C.1.1 Maximum and minimum number of directors established in the Articles of Association and the number set by the general meeting:

Maximum number of directors	20
Minimum number of directors	5

Number of directors set by the general meeting	17

Remarks
The General Ordinary Shareholders' Meeting held on June 9, 2017, approved the establishment of seventeen members as the number of Board of Directors.
C.1.2 Please complete the following table on directors:

Name of director	Natural person representative	Director category	Position on the Board	Date first appointed to Board	Last re-election date	Method of selection to Board
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	07/26/2006	09/06/2017	Resolution of General Shareholders' Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	01/26/1994	12/05/2016	Resolution of General Shareholders' Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	07/25/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Ángel Vilá Boix	—	Executive	Chief Operating Officer (C.O.O.)	26/07/2017	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Juan Ignacio Cirac Sasturain	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Peter Erskine	—	Other External	Director	01/25/2006	12/05/2016	Resolution of General Shareholders' Meeting
Ms. Sabina Fluxà Thienemann	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Luiz Fernando Furlán	—	Independent	Director	01/23/2008	08/06/2018	Resolution of General Shareholders' Meeting
Ms. Carmen García de Andrés	—	Independent	Director	04/05/2017	09/06/2017	Resolution of General Shareholders' Meeting
Ms. María Luisa García Blanco	—	Independent	Director	25/04/2018	08/06/2018	Resolution of General Shareholders' Meeting

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Mr. Jordi Gual Solé	—	Proprietary	Director	31/01/2018	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Peter Löscher	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Ignacio Moreno Martínez	—	Proprietary	Director	14/12/2011	09/06/2017	Resolution of General Shareholders' Meeting
Mr. Francisco Javier de Paz Mancho	—	Independent	Director	19/12/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Francisco José Riberas Mera	—	Independent	Director	04/05/2017	09/06/2017	Resolution of General Shareholders' Meeting
Mr. Wang Xiaochu	—	Proprietary	Director	30/09/2015	12/05/2016	Resolution of General Shareholders' Meeting

Total number of directors	17
State if any directors, whether through resignation, dismissal or any other reason, have left the Board during the period subject to this report:

Name of director	Director type at time of leaving	Date of last appointment	Date director left	Specialised committees of which he/she was member	Indicate whether the director left before the end of the term
Ms. Eva Castillo Sanz	Other external Director	31/05/2013	25/04/2018	Regulation and Institutional Affairs Committee (Member) Service Quality and Consumer Service Committee (Member) Strategy and Innovation Committee (Member)	Yes

Reason for leaving and other remarks
The Director Ms. Eva Castillo Sanz, in order to facilitate the renewal of the Board of Directors, formally and expressly stated her voluntary resignation to the Board of Directors, at its meeting held on April 25, 2018, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of her position within the Board of Directors and within the Committees of such Board (member of the Service Quality and Customer Service Committee, of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee).

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C.1.3 Complete the following tables regarding the members of the Board and their categories:

EXECUTIVE DIRECTORS

Name or company name of director	Post in organisational chart of the company	Profile
Mr. José María Álvarez-Pallete López	Executive Chairman
Degree in Economics. International Management Program (IPM) from IPADE Business School (Instituto Panamericano de Alta Dirección de Empresa). An Advance Research Degree from the Department of Financial Economics and Accounting.

Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	Degree in Industrial Engineering. MBA at Columbia Business School.

Total number of executive directors	2
Percentage of Board	11.76%

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PROPRIETARY DIRECTORS

Name of Director	Name or company name of the significant shareholder represented or that has proposed their appointment	Profile
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics. Professor at the University of Deusto.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics and Business Administration. MBA at INSEAD. Chairman of Metrovacesa, S.A. and Director of Roadis Transportation Holding, S.L.U. Senior Advisor of BC Partners for Spain.
Mr. Isidro Fainé Casas	CaixaBank, S.A.
PhD in Economics. ISMP in Business Administration. Post graduate degree in senior management at IESE. An academic at the Royal Academy of Economic and Financial Sciences and at the Real Academia de Doctores. Chairman of the Board of Trustees of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa” and Criteria Caixa, S.A.U. Honorary Chairman of Naturgy Energy Group, S.A. Chairmanship of the Spanish Confederation of Savings Banks (CECA), and Chairman of the Spanish Confederation of Directors and Executives (CEDE).

Mr. Jordi Gual Solé	CaixaBank, S.A.
PhD in Economics. Professor of Economics at the IESE Business School. Research Fellow at the Centre for Economic Policy Research (CEPR) in London. Chairman of CaixaBank, S.A. Chairman of Fundación de Estudios de Economía Aplicada (FEDEA).

Mr. Wang Xiaochu	China Unicom (Hong Kong) Limited
Degree in Telecommunications Engineering. Doctorate degree in Business Administration. Professor level senior engineer. Chairman of China United Network Communications Group Company Limited (“Unicom Group”), China United Network Communications Limited and China United Network Communications Corporation Limited, and as an Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited.

Number of independent directors	5
Percentage of the Board	29.41%

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INDEPENDENT DIRECTORS

Name of director	Profile
Mr. Juan Ignacio Cirac Sasturain	Graduated in Theoretical Physics. PhD in Physics. Fields of specialization in Quantum Optics, Quantum Computation, Atomic Physics.
Mr. José Javier Echenique Landiríbar
Economics and Actuarial Sciences Graduate. Professor of Social Security Quantitative Techniques.
ViceChairman of Banco Sabadell, S.A. Director of ACS Actividades de Construcción y Servicios, S.A., of ACS Servicios, Comunicaciones y Energía, S.L., and Grupo Empresarial ENCE, S.A.

Ms. Sabina Fluxà Thienemann	Degree in Business Management and Administration. MBA from ESADE. High Business Management Program at IESE. ViceChairman and CEO of Iberostar Group.
Mr. Luiz Fernando Furlán	Degree in chemical engineering and business administration, specialising in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. Carmen García de Andrés	Degree in Economic and Business Sciences. Chairwoman of Tomillo Foundation.
Ms. María Luisa García Blanco.	Degree in Law. State Attorney (on leave of absence). Founding Partner at law firm Salama García Blanco.
Mr. Peter Löscher
Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Chairman of the Supervision Board of OMV Aktiengesellshaft and Sulzer AG.

Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE business Management Program. Formerly Chairman of the State owned company MERCASA.
Mr. Francisco José Riberas Mera	Degree in Law and in Economics and Business Administration. Chief Executive Officer of Gestamp Automoción, S.A.

Total number of independent directors	9
Percentage of the Board	52.94%

State whether any independent director receives from the company or any company in the group any amount or benefit other than compensation as a director, or has or has had a business relationship with the company or any company in the group during the past year, whether in his or her own name or as a significant shareholder, director or senior executive of a company that has or has had such a relationship.

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No
In this case, include a statement by the Board explaining why it believes that the director in question can perform his or her duties as an independent director.
--

OTHER EXTERNAL DIRECTORS
Identify the other external directors and state the reasons why these directors are considered neither proprietary nor independent, and detail their ties with the company or its management or shareholders:

Name of director	Reason	Company, director or shareholder to whom the director is related	Profile
Mr. Peter Erskine
Mr. Peter Erskine was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to "Other External" Director.
		Telefónica, S.A.	Degree in Psychology. Until December 2007 he was General Manager of Telefónica Europe. Until December 2015 he was Chairman of Ladbrokes, Plc.

Total number of other external directors	1
Percentage of the Board	5.88%
State any changes in status that has occurred during the period for each director:

Name of director	Date of change	Previous Status	Current Status
Mr. Peter Erskine	25/01/2018	Independent Director	Other External Director
C.1.4 Complete the following table with information relating to the number of female directors at the close of the past 4 years, as well as the category of each:

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	Number of female directors				% of directors for each category
	Year 2018	Year 2017	Year 2016	Year 2015	Year 2018	Year 2017	Year 2016	Year 2015
Executive	0	0	0	0	0.00%	0,00%	0,00%	0,00%
Proprietary	0	0	0	0	0.00%	0,00%	0,00%	0,00%
Independent	3	2	1	0	33.33%	22.22%	11.11%	0,00%
Other external	0	1	1	1	0.00%	100.00%	33.33%	33.33%
Total	3	3	2	1	17.65%	18.75%	11.11%	5.56%

Remarks
The number of female Directors in the financial year 2017 and 2018 was the same (3 female Directors). However, the percentage of female Directors over the total number of Board members is different in one year and in another, since at December 31, 2017 the number of Directors was 16, and at December 31, 2018 it was 17.
C.1.5 State whether the company has diversity policies in relation to the Board of Directors of the company on such questions as age, gender, disability and training and professional experience. Small and medium-sized enterprises, in accordance with the definition set out in the Accounts Audit Act, will have to report at least the policy they have implemented in relation to gender diversity.
Yes

Should this be the case, describe these diversity policies, their objectives, the measures and way in which they have been applied and their results over the year. Also state the specific measures adopted by the Board of Directors and the appointments and remuneration committee to achieve a balanced and diverse presence of directors.
In the event that the company does not apply a diversity policy, explain the reasons why.
Description of policies, objectives, measures and how they have been implemented, including results achieved
Telefónica S.A. has a Board Member Selection Policy as of November 25, 2015. This Policy was updated on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, as a consequence, was renamed the Diversity Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members. This Policy is concrete and verifiable, and as of November 25, 2015 (before its update of December 13, 2017), assures that the proposals for appointments or re-election of Board Members is based on a prior analysis of the Board of Director’s needs, and favor a diversity of knowledge, training and professional experience, age and gender, ensuring that such proposals are free from any implicit bias entailing any kind of discrimination, particularly by reason of gender, disability or any other personal condition.
In accordance with the aforementioned Policy, the selection of candidates for Director of Telefónica shall adhere to the following principles:
1. Efforts will be made for the Board of Directors to have a balanced composition, with a large majority of non-Executive Directors and an appropriate mix of Proprietary and Independent Directors.
2. The Board of Directors shall endeavor to ensure that the Director selection procedures favor diversity of knowledge, training, professional experience, age and gender, and are free from any implicit bias entailing any kind of discrimination. All of the foregoing is in order for the Board of Directors to have a diverse and balanced

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composition overall, which i) enriches analysis and debate, ii) contributes to multiple viewpoints and positions, iii) favors decision-making, and iv) gives it maximum independence.
It shall also ensure that the candidates for non-Executive Director have sufficient available time to properly perform their duties.
3. The process for selecting candidates for Director shall also be based on a prior analysis of the needs of the Company and of its Group. Such analysis must be performed by the Company’s Board of Directors, with the advice and with the required prior justifying report of the Nominating, Compensation and Corporate Governance Committee.
4. Such report of the Nominating, Compensation and Corporate Governance Committee shall be published upon occasion of the call to the General Shareholders’ Meeting at which the ratification, appointment or re-election of each Director is submitted.
5. The Nominating, Compensation and Corporate Governance Committee shall verify compliance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the Selection of Directors on an annual basis, and information thereon shall be included in the Annual Corporate Governance Report and in such other documents as are deemed appropriate.
On the other hand, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen for the position of Director are persons of recognized caliber, qualifications, training and professional experience, who are willing to devote a sufficient portion of their time and the required effort to the performance of their duties, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.
In this regard, candidates for Director shall be persons of recognized prestige, caliber, training and professional experience, especially in the telecommunications, economic/financial, accounting, auditing, risk management and/or business management fields, with the ability to lead teams made up of persons belonging to various fields of activity, and extensive knowledge about large companies.
Likewise, it should be noted that the same criteria and principles that the Company applies in the process of selection and appointment of the members of the Board of Directors are also applied to the appointment of the Directors that are part of the different Committees of the Board of Directors of the Company.
Finally, and with regard to the performance evaluation, the Board of Directors must undertake an annual evaluation of its operations and that of its Committees, particularly evaluating the application of the various aspects of diversity contained in this Policy in the composition and powers of the Board of Directors, as well as the performance of the Chairman of the Board of Directors, of the Company’s Chief Executive Officer, and of the various Directors, paying special attention to the heads of the various Committees of the Board, and shall adopt appropriate measures for the improvement thereof.
The Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Board Members is public and may be viewed on the corporate web page (www.telefonica.com).
The Reports of the Board of Directors and the Nominating, Compensation and Corporate Governance Committee, drafted in relation to the proposals for re-election and ratification of appointments of Directors submitted to the General Shareholders' Meeting held on June 8, 2018, explain in detail how the Diversity Policy was applied in relation to the Board of Directors of Telefónica, S.A. and the Selection of Directors, as well as the diversity criteria applied in the selection process.
C.1.6 Describe the means, if any, agreed upon by the appointments committee to ensure that selection procedures do not contain hidden biases which impede the selection of female directors and that the company deliberately seeks and includes women who meet the target professional profile among potential candidates and which makes it possible to achieve a balance between men and women:

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Explanation of means:
In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.
In this context, and as mentioned above, the Nominating, Compensation and Corporate Governance Committee analyzed and favorably reported the update of the Board Member Selection Policy (approved, in its first version, on November 25, 2015), which included the Diversity Policy applicable to the Telefónica, S.A. Board of Directors. It was thus renamed the Diversity Policy related to the Telefónica, S.A. Board of Directors and Board Member Selection, approved by the Board of Directors at their meeting held on December 13, 2017.
Furthermore, subject to Article 10.4 of the Regulations of the Board of Directors, the results of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.
In the event there are few or no female directors in spite of any measures adopted, please explain the reasons that justify such situation:
Explanation of reasons:
As shown in Table C.1.4, the selection procedures do not suffer from implicit biases that hinder the selection of Directors and in fact the Company has deliberately sought women who meet the professional profile sought. In this sense, regarding the percentage that female Directors represent with respect to the total number of members of the Board of Directors, in Table C.1.4, shows the qualitative leap that the Company has made in this area, having gone from 5.56% in 2015, to 17.65% in 2018.
All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of female directors on the Board guarantee an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company.
Thus, in the amendment carried out during the year 2016 in the composition of the Company's Board of Directors, Ms. Sabina Fluxà Thienemann was appointed unanimously by the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, as Independent Director of Telefónica. This appointment was ratified by the Telefónica General Shareholder's Meeting held on May 12, 2016.
Likewise, in the amendment brought into effect in 2017 on the composition of the Board of Directors of the Company, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as Independent Board Member of Telefónica, at the proposal of the Nominating, Compensation and Corporate Governance Committee. This appointment was ratified by the Telefónica General Shareholder's Meeting held on June 9, 2017.
Furthermore, in 2018, the Company's Board of Directors unanimously appointed Ms. María Luisa García Blanco as Independent Board Member of Telefónica, at the proposal of the Nominating, Compensation and Corporate Governance Committee. This appointment was ratified by the Telefónica General Shareholder's Meeting held on June 8, 2018.
In all the above mentioned proposals to appoint (Ms. Sabina Fluxà Thienemann, Ms. Carmen García de Andrés and Ms. María Luisa García Blanco), the Nominating, Compensation and Corporate Governance Committee considered the solvency, competency, experience, professional merits and availability of Ms. Fluxà, Ms. García de Andrés and Ms. García Blanco for their effective performance of the duties, exclusively considering their individual and professional characteristics. All of this was included in the framework of the Board Member Selection Policy, which, with respect to the promotion of the presence of Board Members in the Board of

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Directors, already expressly imposed the obligation to favor gender diversity in Board Member selection procedures, and prohibited any type of implicit bias that could entail any discrimination.
C.1.7 Describe the conclusions of the appointments committee rearding verification of compliance with the selection policy for directors; in particular, as it relates to the goal of ensuring that the number of female directors represents at least 30% of the total membership of the Board of Directors by the year 2020.
Explanation of the conclusions:
Telefónica S.A. has a Board Member Selection Policy as of November 25, 2015. This Policy was updated on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, as a consequence, was renamed the Diversity Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members. This Policy is concrete and verifiable, and as of November 25, 2015 (before its update of December 13, 2017), assures that the proposals for appointments or re-election of Board Members is based on a prior analysis of the Board of Director’s needs, and favor a diversity of knowledge, training and professional experience, age and gender, ensuring that such proposals are free from any implicit bias entailing any kind of discrimination, particularly by reason of gender, disability or any other personal condition.
Within the framework of the Selection of Board Members Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members, during the 2018 fiscal year, the Nominating, Compensation and Corporate Governance Committee proposed and/or informed, as the case may be, the appointment of Telefónica S.A. Board Members in accordance to the aforementioned criteria, considering the solvency, competency, experience, professional merits, and disposition of the candidates to dedicate the time and effort necessary for the efficient performance of their duties, exclusively considering their personal and professional characteristics, all of this to favor a diversity of knowledge, training and professional experience, age and gender, ensuring that such proposals are free from any implicit bias entailing any kind of discrimination, particularly by reason of gender, disability or any other personal condition.
Thus, in its meeting celebrated on January 30, 2018 the Committee favorably informed the appointment by co-option as Proprietary Director, and at the proposal of CaixaBank, S.A., of Mr. Jordi Gual Solé, after the voluntary resignation from its position as Board Member presented by Mr. Antonio Massanell Lavilla. Likewise, in its meeting celebrated on April 24, 2018, the Committee proposed to the Company’s Board of Directors the appointment by co-option as Independent Board Member of Ms. María Luisa García Blanco, replacing Ms. Eva Castillo Sanz. These appointments were ratified by the Ordinary General Shareholders' Meeting of Telefónica held on June 8, 2018, as explained below.
Likewise, within the framework of the Selection of Board Members Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members, the Committee favorably informed and/or proposed, as the case may be, the re-election and ratification of the Telefónica S.A. Board Members by the Company’s Ordinary General Shareholders Meeting, considering and assessing the duties performed and the dedication of the Board Members, basing all of the proposals on a prior analysis of the Board of Director’s needs, and favouring the diversity of knowledge, experiences, and gender.
Thus, the Ordinary General Shareholders' Meeting held on June 8, 2018 approved, at the proposal of the Company's Board of Directors, the re-election of Mr. Luiz Fernando Furlán, Mr. Francisco Javier de Paz Mancho, and Mr. José María Abril Pérez, as well as the ratification of the appointment by co-optation of Mr. Ángel Vilá Boix, Mr. Jordi Gual Solé, and Ms. María Luisa García Blanco.
In this sense, it must be noted that the Nominating, Compensation and Corporate Governance Committee verified the compliance of the Selection of Board Members Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members, on the occasion of the preparation of the proposals for appointment, re-election, and/or ratification of the Board Members submitted to the General Shareholders' Meeting held on June 8, 2018.
As for the percentage that the female Board Members represent with respect to the total number of members of the Board of Directors, a qualitative leap that the Company has taken in this field can be observed in figure C.1.4, passing from 5.56% in 2015 to 17.65% in 2018.

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C.1.8 If applicable, please explain the reasons for the appointment of any proprietary directors at the request of shareholders with less than a 3% equity interest:

Name of shareholder	Reason
China Unicom (Hong Kong) Limited
On January 23, 2011, Telefónica, S.A. and China Unicom (Honk Kong) Limited (China Unicom), expanding on their existing strategic alliance, signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their Strategic Partnership in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom, in accordance with prevailing legislation and the Company's Bylaws. Mr. Wang Xiaochu, Chairman and Chief Executive Officer of China Unicom (Hong Kong Limited) is currently member of the Board of Directors of Telefónica, S.A.

State whether the Board has failed to meet any formal requests for membership from shareholders whose equity interest is equal to or higher than that of others at whose request proprietary directors have been appointed. if this is the case, please explain why the aforementioned requests were not met:
No
C.1.9 State the powers delegates by the Board of Directors, as the case may be, to directors or Board committees:

Name of director	Brief description
Mr. José María Álvarez-Pallete López - Executive Chairman (Chief Executive Officer)
The Chairman of the Company, as the Executive Chairman (Chief Executive Officer), has been expressly delegated to him all the powers and competences of the Board of Directors, except those that cannot be delegated by Law, by the Corporate ByLaws, or by the Regulations of the Board of Directors which establishes, in article 5.4, the powers that the Board of Directors reserves for itself, and may not delegate. In addition to the aforementioned delegation of powers, the Chairman of the Company has been granted in certain (not general) powers to perform specific operations approved by the company.

Mr. Ángel Vilá Boix- Chief Operating Officer (C.O.O.)
The Chief Operating Officer (C.O.O.) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate By-laws or according to the Regulations of the Board of Directors. In addition to the aforementioned delegation of powers, the C.O.O. of the Company has been granted in certain (not general) powers to perform specific operations approved by the company.

Executive Commission of the Board of Directors	The Executive Commision has been delegated all the faculties and powers of the Board of Directors, except those which cannot be delegated.

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C.1.10 Identify any members of the Board who are also directors or officers in other companies in the group of which the listed company is a member:

Name of director	Name of group member	Position	Does the director have executive powers?
Mr. José Javier Echenique Landiribar	Telefónica Móviles Mexico, S.A de C.V.	Director	No
	Telefónica Audiovisual Digital, S.L.U	Director	No
Mr. Peter Erskine	Telefónica Deutschland Holding, AG	Member of Supervisory Board	No
Mr. Luiz Fernando Furlan	Telefónica Brasil, S.A.	Director	No
Mr. Francisco Javier de Paz Mancho	Telefónica Móviles Argentina, S.A	Director	No
	Telefónica Brasil, S.A	Director	No
	Telefónica Móviles México, S.A de C.V	Director	No
	Telefónica Ingenieria de Seguridad, S.A	Chairman	No
C.1.11 List any legal-person directors of your company who are members of the Board of Directors of other companies listed on official securities markets other than group companies, and have communicated that status to the Company:

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Name of director	Name of listed company	Position
Mr. José Javier Echenique Landiríbar	Banco Sabadell, S.A	Vice-Chairman
	ACS, Actividades de Construcción y Servicios, S.A	Director
	Ence, Energía y Celulosa, S.A	Director
Mr. Isidro Fainé Casas	The Bank of East Asia	Director

	Suez Environment Company	Director
Mr. Luiz Fernando Furlán	Brasil Foods, S.A (BRF)	Director
Mr. Jordi Gual Solé	CaixaBank, S.A	Chairman
	Erste Group Bank, AG	Director
Mr. Peter Löscher	Sulzer AG	Chairman
	OMV Aktiengesellschaft	Chairman
Mr. Ignacio Moreno Martinez	Metrovacesa, S.A	Chairman
Mr. Francisco Riberas Mera	Gestamp Automoción, S.A	Chairman
	CIE Automotive, S.A	Director
	Global Dominion Access, S.A	Director
Mr. Wang Xiaochu	China United Networks Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman-Chief Operating Officer

Remarks
Mr. Isidro Fainé Casas is Honorary Chairman of Naturgy Energy Group, S.A.
Mr. Jordi Gual Solé is member of the Supervisory Board of Erste Group Bank, AG.
Mr. Peter Löscher is Chairman of the Supervisory Board of OMV Aktiengesellschaft and Chairman of Sulzer AG.

C.1.12 State whether the company has established rules on the number of board on which its directors may hold sets, providing details if applicable, identifying, where appropriate, where his is regulated:
Yes

Explanation of the rules and identification of the document where this is regulated
As set forth in Article 28.2 of the Regulations of the Board of Directors, the Directors will devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In this regard, persons who belong to over five Board of Directors of other corporations other than Telefónica, S.A. and its Group companies cannot be appointed as Directors.
For these purposes, a) all the Boards of companies which form part of the same Group will be counted as a single Board; and b) Boards of asset-holding companies or companies which are vehicles or complements for the Director's own professional activity, of his/her spouse or person with an analogous affective relationship, or his/her closest relatives, will not be counted. On an exceptional basis, for justified reasons, the Board will be able to exempt the Director from this prohibition.

C.1.13 State total remuneration received by the Board of Directors:

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Board remuneration in financial year (thousand euros)	13,003
Amount of vested pension interests for current members (thousand euros)	15,900
Amount of vested pension interests for former members (thousand euros)	37,665
C.1.14 Identify senior management staff who are not executive directors and their total remuneration accrued during the year:

Name	Position
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer
Mr. Guillerno Ansaldo Lutz	Chief Global Resources Officer
Mr. Mariano de Beer	Chief Commercial Digital Officer
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit

Total senior management remuneration (thousand euros)	9,045

Remarks
For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions under the direct dependence of the Board of Directors, Executive Committees or Chief Executive Officers of the Company. In addition, the head of Internal Audit is included for the purposes of annual remuneration.
On January 31, 2018, Mr Pablo de Carvajal González, currently General Secretary, Secretary of the Board of Directors and Director Global of Regulation, was appointed in place of Mr Ramiro Sánchez de Lerín García-Ovies.
It is stated that the amount indicated above includes the remuneration perceived by Mr Ramiro Sánchez de Lerín García-Ovies, former Secretary-General and Secretary of the Board of Directors of Telefónica, S.A., until the date of his disengagement from Telefónica, S.A., including the compensation perceived as a result of his removal.
With effects as of January 2019, Mr Eduardo Navarro de Carvalho was appointed Chief Comms, Corporate Affairs, Brand and Sustainability Officer of the Telefónica Group, coming to form part of the Senior Management of the company. It is stated that the amount indicated above does not include their remuneration as a member of the Senior Management, which has accrued after the end of the 2018 fiscal year.
C.1.15 State whether the Board rules were amended during the year
No
C.1.16 Specify the procedures for selection, appointment, re-election and removal of directors: the competent bodies, steps to follow and criteria applied in each procedure.
See heading H “Other information of Interest”. Note 3 to section C.1.16.
C.1.17 Explain how the annual evaluation of the Board has given rise to significant changes in its internal organisation and to procedures applicable to its activities:

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Description of changes
With respect to the Board of Directors assessment corresponding to 2017, the Company Board of Directors, based on the favorable report of the Nominating, Compensation and Corporate Governance Committee, agreed to entrust this evaluation to an external consultant, Villafañe & Asociados Consultores.
The aim of this work has been to help the Telefónica, S.A. Board of Directors make their corporate governance assessment by identifying measures for improvement in the governance with possible action plans, under the terms established in the Good Governance Code of the listed companies, approved by the Spanish National Securities Market Commission.
The assessment has been carried out from the review of the Company’s Annual Reports corresponding to the 2016 fiscal year, and the Company’s corporate documentation, as well as interviews to Independent Board Members, and to the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors.
The results obtained in this external assessment were satisfactory, standing out some very positive aspects of the corporate governance system of the Company.
Likewise, some recommendations were reflected in this evaluation to optimize the corporate governance system of the Company, related, among others, to:

•
The operation of the Board of Directors, recommending the establishment of measures in order to have the documentation related to the issues to be discussed at Board and Committee meetings as far in advance as possible.

•
The organization and the operation of the General Shareholder's Meeting, proposing to analyze the possibility of implementing opportune measures for its retransmission, provided that the circumstances thus permit this.

•
The composition of the Board of Directors, proposing to continue advancing towards a percentage of 30% of female Board Members in its breakdown by 2020, as well as to continue to reduce the total number of Board Members.

On the other hand, and with respect to the Board of Directors assessment corresponding to 2018, in a meeting on February 19, 2019, the Nominating, Compensation and Corporate Governance Committee revised and analysed the results of the Directors of Telefónica, S.A.'s evaluation of the Board of Directors and its Committees and of the Company's General Meeting, concluding that, on the whole, they were highly satisfied with the organisation and activities of these governing bodies.

Furthermore, and as a result of this assessment, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee's proposal, approved the suggested improvements described hereon in order to optimize the operation of the Company's governing bodies:

i) Continue with the implementation of measures and actions that allow for an optimum performance of the General Shareholder's Meeting.

ii) Continue with the process of analyzing the composition of the Board with regard to the implantation of succession plans and with the application of the Diversity Policy.

iii) Evaluate to include more presentations on the agenda of the Board of Directors and of the Executive Commission related to the strategy, so that they can be subject to debate by the Board Members.

Describe the evaluation process and the areas evaluated by the Board of Directors with the help, if any, of external advisors, regarding the function and composition of the board and its committees and any other area or aspect that has been evaluated.

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As indicated above, on an annual basis, all the Company's Directors assess the functioning of the Board of Directors of Telefónica, S.A., its Committees and of the General Shareholders' Meeting.
Subsequently, the Nominating, Compensation and Corporate Governance Committee reviews and analyzes the results of the assessment carried out by the Directors, identifying those areas that could be improved. After a detailed examination and analysis of the results achieved, the Nominating, Compensation and Corporate Governance Committee proposes to the Board of Directors the implementation of the suggestions and recommendations deemed appropriate.
With respect to fiscal year 2018, at the meeting of the Board of Directors held on December 12, all the Directors were given a questionnaire in order to carry out the assessment corresponding to said fiscal year.
The aforementioned questionnaire contained very diverse questions grouped into the following five sections:
–Composition, functioning and powers of the Board of Directors, expressly including the adequacy of the performance and contribution of the Directors to the Board of Directors.
–Composition and functioning of the Committees, expressly including the performance and contribution of the Chairmen of the Committees of the Board of Directors.
–Performance of the Executive Chairman.
–Rights and Duties of Directors.
–General Shareholders' Meeting.
– Other
As already indicated, once the questionnaires had been received, filled in with the opinions and suggestions of all the Directors, action plans were established on those matters that were identified as susceptible to improvement.
The Board of Directors unanimously approved the proposals for improvement formulated by the Nominating, Compensation and Corporate Governance Committee, in order to optimize the operation of the Company's Governing Bodies.
It should be noted that, in accordance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the Board of Directors' Selection Policy, at least, every three years the Board of Directors will be assisted in carrying out the assessment by an external consultant, whose independence will be verified by the Nominating, Compensation and Corporate Governance Committee. Thus, the assessment corresponding to fiscal year 2017 was carried out by the External Consultant, Villafañe & Asociados Consultores.
C.1.18 Describe, in those years in which the external advisor has participated, the business relationships that the external advisor or any group company maintains with the company or any company in its group.
The assessment of the Board of Directors for fiscal year 2017 was carried out by the External Consultant, Villafañe & Asociados Consultores. Such External Consultant maintained in the referred fiscal year business relationship for a total amount of 119,003.5 euros for the execution of other work to Telefónica Group Companies.
In his regard, the assessment of the Board of Directors corresponding to fiscal year 2018 has been carried out internally by the Company, without having been assisted by an External Consultant.
C.1.19 State the situation in which directors are required to resign
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

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a) When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company's credit or reputation in the market or otherwise jeopardise its interests.
The conditions listed above under Recommendation C.1.16 (“Removal”) above must also be taken into consideration.
C.1.20 Are qualified majorities other than those established by law required for any specific decision?
No
If applicable, describe the differences.
-
C.1.21 Explain whether there are any specific requirements, other than those relating to directors, to be appointed as chairman of the Board of Directors.
Yes

Description of requirements
In accordance with Article 31.4 of the Corporate Bylaws, in order for a Director to be appointed Chairman, such Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

C.1.22 State whether the Articles of Association or the Board Rules establish any limit as to the age of directors:
No
C.1.23 State whether the Articles of Association or the Board Rules establish any term limits for independent directors other than those required by law:
No
C.1.24 State whether the Articles of Association or Board Rules establish specific proxy rules for votes at Board meetings, how they are to be delegated and, in particular, the maximum number of delegations that a director may have, as well as if any limit regarding the category of director to whom votes may be delegated and whether a director is required to delegate to a director of the same category. If so, please briefly describe the rules.
In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Non-executive Directors may only delegate their proxy in another non-executive Director. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

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Article 34.4 of the Bylaws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavor, to the extent possible, to include voting instructions in the proxy document.
C.1.25 State the number of meetings held by the Board of Directors during the year, and if applicable, the number of times the Board met without the chairman present. Meetings where the chairman sent specific proxy instructions are to be counted as attended.

Number of Board meetings	12
Number of Board meetings without the chairman	0
State the number of meetings held by the coordinating director with the other directors, where there was neither attendance nor representation of any executive director:

Number of meetings	0
Please specify the number of meetings held by each committee of the Board during the year:

Number of meetings held by the Executive Committee	18
Number of meetings held by the Audit and Control Committee	13
Number of meetings held by the Nominating, Compensation and Corporate Governance Committee	11
Number of meetings held by the Service Quality and Customer Services Committee	4
Number of meetings held by the Regulation and Institutional Affairs Committee	11
Number of meetings held by the Strategy and Innovation Committee	10
C.1.26 State the number of meetings held by the Board of Directors during the year in which all of its directors were present. For the purposes of this section, proxies given with specific instructions should be considered as attendance:

Number of meetings attended in person by at least 80% of the directors	10
% of personal attendance over the total of votes cast during the fiscal year	89.22%
Number of meetings attended in person, or representations made with specific instructions, of all directors Number of meetings attended in person, or representations made with specific instructions, of all directors	12%
% of votes personally cast and representations realized with specific instructions over the total of votes cast during the fiscal year.	100%
C. 1.27 State if the individual and consolidated financial statements submitted to the Board for preparation were previously certified:
No
Remarks

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In accordance with US securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.
State if the individual and consolidated financial statements submitted to the Board for preparation were previously certified:
-
C.1.28 Explain any measures established by the Board of Directors to prevent the individual and consolidated financial statements prepared by the Board from being submitted to the General Shareholders’ Meeting with a qualified audit opinion.
Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company's financial information, controlling and coordinating the various players that participate in this process.
To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

A.	Supervise internal audit and, in particular:
a) Safeguard the independence and efficiency of the internal audit function;
b) Propose the selection, appointment and removal of the person responsible for internal audit;
c) Propose the budget for such service;
d) Review the internal audit work plan and its annual activities report;
e) Receive regular information on its activities; and
f) Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

B.
Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

C.
Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

b)	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and

c)	The control and information systems to be used to control and manage these risks.

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D.
Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorization of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualized information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

E.
Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

F.
Analyze and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

G.	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.
The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. Likewise, in accordance with the current regulation, the Committee has reviewed the non-financial and diversity information prepared by the Company.
On the other hand, different members of the Telefónica Group management group attend the Audit and Control Committee meetings, with supportive and assistance duties to the Committee members on the issues that are subject to be analyzed at each of the meetings. In particular, by invitation from the Chairman of the Committee, and when considered necessary, representatives of the General Secretary and the Board, Finance and Control, Internal Auditing, Intervention and Inspection, and Compliance attend the Committee meetings.

In addition to the aforementioned, and as a requirement of its own Committee, other managers from the Company and its subsidiary companies participate to present specific issues that affect their respective businesses or their assigned duties.

The meetings held with the Account Auditor and the Internal Auditor comply with that established in article 7 of the regulations of the Audit and Control Committee of the Company, which establishes that, for the appropriate performance of their supervisory duty, the Committee must know and understand the decisions of Management regarding the application of the most significant criteria and results of the revisions made by Internal Auditing, staying in constant communication with the Account Auditor. In fact, the External Auditor has intervened in meetings of the Audit and Control Committee to explain the work done, as well as to clarify, at the Committee's request, any issues that may have arisen related to the functions assigned to said External Auditor.

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The members of the Committee have held meetings separately with each of these interlocutors when it has been deemed necessary, in order to carry out a rigorous follow-up of the preparation of the Company's financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the final financial statements in a manner that will give no reason for the Auditor to issue a qualified or reserved opinion. However, whenever the Board considers that it should maintain its standards, the Chairman of the Audit and Control Committee shall publicly explain the contents and scope of the discrepancies.
C.1.29 Is the secretary of the Board also a director?
No
If the secretary is not a member of the Board, fill in the following table:

Name of the secretary	Representative
Mr. Pablo de Carvajal González	—
Remarks
On January 31, 2018, Mr Pablo de Carvajal González, currentlyGeneral Secretary, Secretary of the Board of Directors and Director Global of Regulation, was appointed in place of Mr Ramiro Sánchez de Lerín García-Ovies.

C.1.30 State, if any, the concrete measures established by the entity to ensure the independence of its external auditors, financial analysts, investment banks, and rating agencies, including how legal provisions have been implemented in practice.
With regards to the independence of the External Auditor of the Company, and in accordance with the Regulations of the Board of Directors of Telefónica (Article 40), the Board has established, through the Audit and Control Committee, a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.
Likewise, the Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board and in Article 4 of the Regulations of the Audit and Control, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorization of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.
In any event, the Audit and Control Committee receives, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualized information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.
The Committee also issues on an annual basis, prior to the issuance of the audit report, a report stating an opinion as to whether the independence of the Auditor is compromised. This report focuses on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.
Moreover, and in accordance with the Regulations of the Board of Directors (Article 22), the Audit and Control Committee submits proposals for the selection, appointment, re-election and replacement of the external

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auditor to the Board of Directors, and that it shall be held responsible for the selection process in accordance with prevailing laws, and also the conditions for recruiting the external auditor, regularly gathering information about the audit plan and its execution from the auditor, as well as safeguarding its independence in exercising its functions.
Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company's management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor informs the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company's management team. Likewise, as established in Article 40 of the Regulations of the Board of Directors, every year the Auditor has a meeting with the Board of Directors in plenary session to inform it of the work conducted and about the pattern of the Company's accounting and risks situation.
In accordance with internal company regulations and in line with the requirements imposed by Spanish, European and US legislation, the engagement of any service from the Company's External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with Spanish and European Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may compromise the External Auditor's independence, and specifically supervises the percentage the remuneration for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.
In consequence the Company has implemented, in practice, the legal provisions in this matter according to what was referred in the previous paragraph.
C.1.31 State whether the company changed its external auditor during the year. If so, please identify the incoming and outgoing auditor:
No
Remarks
The Board of Directors of Telefónica, S.A. at its meeting held April 8, 2016, on a proposal from its Audit and Control Committee and as a result of a transparent competitive process, has resolved to propose to the next Ordinary General Shareholders Meeting the appointment of PricewaterhouseCoopers Auditores S.L. as statutory auditor for the Annual Accounts of Telefonica, S.A. and its Consolidated Group of Companies for the years 2017, 2018 and 2019. Such appointment was approved by the General Shareholders Meeting held on May 12, 2016.
If there were any disagreements with the outgoing auditor, please provide an explanation:
No
C.1.32 State whether the audit firm provides any non-audit services to the company and/or its Group and, if so, the fees paid and the corresponding percentage of total fees invoiced to the company and/or Group:
No
C.1.33 State whether the auditors’ report on the financial statements for the preceding year contains a qualified opinion or reservations. If so, please explain the reasons given by the chairman of the

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audit committee to explain the content and extent of the aforementioned qualified opinion or reservations.
No
C.1.34 State the number of consecutive years the current audit firm has been auditing the financial statements of the company and/or group. Furthermore, state the number of years audited by the current audit firm as a percentage of the total number of years that the financial statements have been audited:

	Individual	Consolidated
Number of consecutive years	2	2
Number of years audited by the current audit firm/number of fiscal years the company has been audited (by %)	5.60	7.10
Remarks
Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as "censores de cuentas"). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.
C.1.35 State whether there is a procedure whereby directors have the information necessary to prepare the meetings of the governing bodies with sufficient time and provide details if applicable:
Yes

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Explanation of procedure
The Company adopts the necessary measures, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee detail the operating regime of this Committee.

Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 26) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.36 State whether the company has established rules whereby directors must provide information regarding and, if applicable, resign, in circumstances that may damage the company’s standing and reputation. If so, provide details:
Yes

Explain the rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, Article 30.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

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C.1.37 State whether any member of the Board of Directors has notified the company that he or she has been tried or notified that legal proceedings have been filed against him or her, for any offenses described in Article 213 of the LSC:
No
C.1.38 Detail any material agreements entered into by the company that come into force, are modified or are terminated in the event of a change in control of the company following a public takeover bid, and their effects.
1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI's stake is 40%. This arrangement was completed on August 2, 2013.
Telefónica and CMI also entered into a Shareholders' Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI's market value calculated by an independent expert.
For the purposes of the Shareholders' Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, "control" shall be as specified in the International Financial Reporting Standards (IFRS).
2. - Financing agreements:
On March 15, 2018, Telefónica, S.A., as borrower, and a group of credit entities, as original lenders, with National Westminster Bank plc as the agent bank, entered into a syndicated loan amounting up to EUR 5,500 million.
On December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal in Spain, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.
As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.
The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority of voting rights, on the appointment of the majority of members of the board of directors, or on the Company's financial and operational policies.
C.1.39 Identify individually for director, and generally in other cases, and provide detail of any agreements made between the company and its directors, executives or employees containing indemnity or golden parachute clauses in the event of resignation or dismissal or termination of employment without cause following a takeover bid or any other type of transaction.

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Number of beneficiaries	27
Type of beneficiaries Executive Directors, Senior Managers and other Employees
With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received b contract.

State if these contracts have been communicated to and/or approved by management bodies of the company or of the Group. If they have, specify the procedures, events and nature of the bodies responsible for their approval or for communicating this:

	Board of directors	General Shareholders' Meeting
Body authorizing the severance clauses	No	No

Are these clauses notified to the General Shareholders' Meeting	No

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C.2 Committees of the Board of Directors
C.2.1    Provide details of all committees of the Board of Directors, their membership, and the proportion of executive, proprietary, independent and other external directors that comprise them:
                 AUDIT AND CONTROL COMMITTEE

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Ms. Carmen García de Andrés	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00%
% of proprietary directors	25.00%
% of independent directors	75.00%
% of other external directors	0.00%
Explain the duties exercised by this committee, describe the rules and procedures it follows for its organization and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest. Note 4 to section C.2.1.
Identify the directors who are member of the audit committee and have been appointed taking into account their knowledge and experience in accounting or audit matters, or both, and state the date that the Chairperson of this committee was appointed.

Name of directors with experience
Mr. José Javier Echenique Landiríbar
Date of appointment of the chairperson
08/04/2016
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Category
Mr. Peter Löscher	Chairman	Independent
Ms. Carmen García Andrés	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Mr. Ignacio Moreno Martinez	Member	Proprietary

% of executive directors	0.00%
% of proprietary directors	25.00%
% of independent directors	75.00%
% of other external directors	0.00%

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Explain the duties exercised by this committee, describe the rules and procedures it follows for its organisation and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest”. Note 5 to section C.2.1.
STRATEGY AND INNOVATION COMMITTEE

Name	Post	Category
D. Peter Erskine	Chairman	Other external
D. José María Abril Pérez	Member	Proprietary
D. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
D. Peter Löscher	Member	Independent

% of executive directors	0.00%
% of proprietary directors	40.00%
% of independent directors	40.00%
% of other external directors	20.00%
Explain the duties exercised by this committee, describe the rules and procedures it follows for its organization and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest”. Note 6 to section C.2.1.
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Other external
Ms. Sabina Fluxà Thienemann	Member	Independent
Mr. Luiz Fernando Furlán	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	80.00%
% of other external directors	20.00%
See heading H “Other information of interest”. Note 7 to section C.2.1.

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REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Post	Category
Mr. Ignacio Moreno Martinez	Chairman	Proprietary
Ms. María Luisa Garcia Blanco	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00%
% of proprietary directors	50.00%
% of independent directors	50.00%
% of other external directors	0.00%
Explain the duties exercised by this committee, describe the rules and procedures it follows for its organization and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest”. Note 8 to section C.2.1.
EXECUTIVE COMMISSION

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Ángel Vilá Boix	Member	Executive
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Other External
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	28.57%
% of proprietary directors	28.57%
% of independent directors	28.57%
% of external directors	14.29%
Explain the duties exercised by this committee, other than those that have already been described in Section C.1.10, and describe the rules and procedures it follows for its organisation and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.

The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors.
The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.

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Pursuant to the provisions of Article 38 of the Corporate Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Executive Commission in the following terms:

a)	Composition.
The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.
The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.
In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.
The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c)	Relationship with the Board of Directors.
The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C) of the Regulations of the Board of Directors.
Most significant actions during the year and exercise of its duties.
During the 2018 year, the Executive Commission of the Board of Directors of Telefónica, S.A. has analyzed and reviewed, and deliberated upon and adopted resolutions (which have been ratified by the Board of Directors of the Company), on a range of matters concerning, inter alia:
- The business activity performed by the Telefónica Group: i) products and services (E2E Digitalization, Internet of Things, Security B2B, Network, Terminals, Business Intelligence, Big Data, voice and data services, video, etc.), ii) business performance in the countries in which the Telefónica Group operates, and iii) operational trends.
- Status of regulations in the telecommunications sector (such as regulatory amendments and spectrum auctions).
- Financing transactions of the Telefónica Group.

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C.2.2 Complete the following table with information regarding the number of female directors who were members of Board committees at the close of the past four years:

	Number of female directors
	2018 Year Number %	2017 Year Number %	2016 Year Number %	2015 Year Number %
Audit and Control Committee	1 (25.00%)	1 (25.00%)	0	0
Service Quality and Customer Service Committee	2 (50.00%)	2 (66.67%)	1 (20.00%)	1 (14.29%)
Strategy and Innovation Committee	0	1 (20.00%)	1 (14.29%)	0
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	1 (20.00%)	1 (20.00%)	0
Regulation and Institutional Affairs Committee	1 (25.00%)	1 (33.33%)	1 (16.67%)	0
Executive Commission	0	0	0	0
C.2.3 State, where applicable, the existence of any regulations governing Board committees, where these regulations may be found, and any amendments made to them during the year. Also state whether any annual reports on the activities of each committee have been voluntarily prepared.
The organization and operation of the Board of Directors Committees is governed under the regulations of the Board of Directors. Additionally and in particular, the Executive Commission is regulated under article 38 of the corporate bylaws; the Audit and Control Committee under article 39 of the corporate bylaws and the regulations of the Audit and Control Committee (approved by the Company Board of Directors at its meeting held on December 13, 2017, based on the recommendation of the Audit and Control Committee); and the Nominating, Compensation and Corporate Governance Committee under article 40 of the aforementioned bylaws. These documents are available for perusal on the Company website.
As mentioned in Section C.2.1 above, the Board Committees draw up an Activities Report (where, in the case of the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, the Operating Report is named), summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.
Specifically, and with respect to the Nominating, Compensation and Corporate Governance Committee (in accordance with that established in Recommendation 6 of the Good Governance Code of the listed companies), and the Audit and Control Committee (in accordance with that established in Recommendation 6 of the Good Governance Code of the listed companies, in Section 79 of Technical Guide 3/2017 of the Spanish National Securities Market Commission regarding Audit Committees of Public Interest Companies, and in Article 9 of the regulations of the Audit and Control Committee of Telefónica, S.A.), an Operation Report is prepared annually. This report is published on the Company website well before the General Shareholder's Meeting is held.

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D. RELATED-PARTY AND INTRAGROUP TRANSACTIONS
D.1. Describe, if applicable, the procedure for approval of related-party and intragroup transactions .
The Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:
The approval, based on a favorable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.
Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Also, the Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favorable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.
Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.
This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfill the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardized and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.
Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (Article 5.5 of the Regulations of the Board of Directors).
D.2 Describe any transactions which are significant, either because of the amount involved or subject matter, entered into between the company or entities within its group and the company’s significant shareholders: .

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Name of significant shareholder	Name of company within the group	Nature of the relationship	Type of transaction	Amount (thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	10,779
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,613
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	11,040
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	261,748
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	322
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance Arrangements: others	595,459
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	123,650
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	26,013
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease agreements	57
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	3,980
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	41,948
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	25,702
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	2,561
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	645,675
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance Arrangements: Loans	44,430
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	201,432
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	218
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	17
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Remunerations	3,580
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Collaboration agreements	405
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Interest paid	7,202
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,293
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	270,660
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Guarantees	8,231
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	890,958

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CaixaBank, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	104,955
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Interest paid	1,774
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	4,625
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Services rendered	60,104
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	48,197
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	9,893
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Guarantees	96,192
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	93,685
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Other	300,010
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	60,473
Remarks
It is important to note that:
Transactions included in this section under ´Other´, amounting to 11,040 with Banco Bilbao Vizcaya Argentaria, S.A. refer to Dividends received.
Transactions included in this section under ´Other´, for the sum of 645,675 with Banco Bilbao Vizcaya Argentaria, S.A. refer to Other Revenues (2,794), to Other Expenses (75), to Gains from derecognition or disposal of assets (8), and to Outstanding factoring operations (642,798).
Transactions included in this section under ´Other´, for the sum of 300,010 with CaixaBank, S.A., refer to Other Expenses (10) and to Outstanding factoring operations (300,000).
In addition, the nominal value of outstanding derivatives held with Banco Bilbao Vizcaya Argentaria, S.A. and CaixaBank, S.A. in 2018 amounted to 17,962 and 543 million euros, respectively. As explained under Derivatives policy in Note 17, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 428 and -10 million euros, respectively at December 31, 2018. Additionally, at December 31, 2018, collateral guarantees on derivatives from BBVA and la Caixa have been received, amounting to 8 and 6 million euros, respectively.
On the other hand, in July 2018, there was a non-extinguishing modifying novation of the investment and agreement between shareholders related to Telefónica Consumer Finance, E.F.C., S.A. signed between Telefónica, S.A., CaixaBank Consumer Finance, E.F.C., S.A. (formerly Finconsum, E.F.C., S.A.) and CaixaBank, S.A. on 6 September 2013, adhered to by Telefónica Consumer Finance, E.F.C., S.A. on 6 February 2014 (the "Novation of the Agreement of Investment and Contract between Shareholders"), in order to implement as an activity of Telefónica Consumer Finance, E.F.C., S.A. the granting of financing products from users from the universe of customers of the Telefónica Group in Spain, as well as for the corporate governance of Telefónica Consumer Finance, E.F.C., S.A. to adapt to the new regulatory framework applicable to the Financial Credit Institutions.
Similarly, in September 2018, a statement of intent was signed between Telefónica Digital España, S.L.U. and Banco Bilbao Vizcaya Argentaria, S.A., in order to explore a potential partnership to offer financing to consumers, the self-employed and small companies in Argentina, Colombia, Peru and Mexico.

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Likewise, in December 2018 a financial collaboration agreement was signed between Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for employees, pensioners and early-retirees of the Telefónica Group.
D.3    Describe any transactions that are significant, either because of their amount or subject matter, entered into between the company or entities within its group and directors or managers of the company:
-----------
D.4    Report any material transactions carried out by the company with other entities belonging to the same group, provided that these are not eliminated in the preparation of the consolidated financial statements and do not form part of the company’s ordinary business activities in terms of their purpose and conditions.
In any event, note any intragroup transaction conducted with entities established in countries or territories which are considered tax havens:
----------

D.5	State the amount of any transactions conducted with other related parties that have not been reported in the previous sections.

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Name of entity within the group	Brief description of the transaction	Amount (thousand euros)
China Unicom
As stated in Note 10 ("Related Parties") of the consolidated accounts of Telefónica, S.A. corresponding to the year 2018, in 2015 a "joint venture" with China Unicom was incorporated, for the development of Big Data Services in China, using the "Smart Steps" technology developed by Telefónica. Telefónica's stake in this Company is 45% through Telefónica Digital España, S.L., with China Unicom Big Data Limited Corporation owning the remaining 55% stake. In 2018 this company obtained a turnover equivalent to 10 million euros. Similarly, the operation consisting of the entry of the company Beijing Jingdong Financial Technology Holding Co., Ltd., controlled by JD.com, in the aforementioned "joint venture" was approved in December 2018, which will result in a capital increase fully to subscribe by Beijing Jingdong Financial Technology Holding Co., Ltd. (17%, approximately) with the consequent dilution of the current shareholders (Telefónica will held about 33%, approximately).
		0
Grupo Global Dominion Access	As stated in note 10 ("Related Parties") of the consolidated annual accounts of Telefónica, S.A. corresponding to the year 2018, certain subsidiary companies of the Telefónica Group, in conjunction with the Global Dominion Access Group in the year 2018, transactions arising from the Group's ordinary traffic or business, mainly Telefónica de España, for a total of €25 million.	25.000
D.6.     Describe the mechanisms in place to detect, determine and resolve potential conflicts of interest between the company and/or its group and its directors, senior management or significant shareholders.
See heading H "Other information of Interest", Note 11 to Section D.6.
D.7    Is there more than one company in the group listed in Spain?
No

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E. RISK MANAGEMENT AND CONTROL SYSTEMS
E.1 Explain the scope of the company's Risk Management and Control System, including tax compliance risk.
Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Framework, based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), that allows to evaluate both the impact and the probability of occurrence of the different risks. Likewise, Telefónica continues working on the alignment of its framework with the updated COSO ERM Framework (“Enterprise Risk Management - Integrating with Strategy and Performance”), released in September 2017.
The risk management and control process takes as a starting reference the strategy and the objectives of the Company, as a basis for identifying the main risks, which may affect the achievement of these objectives. Once identified, the risks are evaluated in a qualitative and/or quantitative way in order to prioritize the follow-up and response to them, either through mitigation plans or actions to avoid or transfer those risks.
In order to have a comprehensive model, oriented to the Group’s needs and configuration, the Telefónica Risk Management Framework considers a risk assessment with four complementary perspectives: overall (top-down), local (bottom-up) and cross-sectional (projects and processes).
In accordance with this Framework, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

•	Business risk: Possible loss of value or earnings resulting from changes in the business environment, the competition and market scenario, the regulatory framework or the strategic uncertainty.

•
Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in the network or the IT systems, security, customer service, supply chain, human resources, as well as operational management.

•
Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash. Additionally, the risks of a fiscal nature are included in this category.

•	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group, including sustainability and compliance issues.
E.2 Identify the bodies within the company responsible for creating and executing the Risk Management and Control System, including tax compliance risk.
In accordance with the Regulations of the Board of Directors of Telefónica S.A., the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, including the supervision of risk management and control systems, including tax risks. With respect thereto, it shall be responsible for proposing to the Board of Directors a Risk Management and Control Policy, which shall identify at least the following: the types of risk facing the company; the setting of the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and the control and information systems to be used to control and manage the above-mentioned risks.

As stated by the Group’s Risk Management and Control Policy, approved by the Board of Directors, various local and corporate units are involved in the risk management and control process.
The entire organization is responsible for contributing to the identification and management of risks, following the procedures defined to implement and ensure the effectiveness of the Group’s risk management and control processes.

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There is a function independent of the management, within the Internal Audit area, which has an overall structure and local responsible persons, whose mission is to promote, support, coordinate and monitor the implementation of the provisions of this Policy, both at Group level and in its main operations, also assisting the Audit and Control Committee with whatever issue it deems appropriate.

The Group's Fiscal Control Policy, approved by the Board of Directors of the Company in February 2012 and updated in December 2016, establishes the rules for the prevention and management of fiscal risk. The development of the fiscal control function corresponds to the Group's Fiscal Management, which performs this task through the Regional Fiscal Directorates and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in said document.
E.3 State the primary risks, including tax compliance risks, and those deriving from corruption (with the scope of these risks as set out in Royal Decree Law 18/2017), to the extent that these are significant, which may affect the achievement of business objectives.
Information regarding this point is contained in the Annex to this Report.
E.4 State whether the entity has a risk tolerance level, including tolerance for tax compliance risk.
The Company has a level of risk tolerance or acceptable risk level established at a corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.
The range of risks to which the Company may be exposed, described below, is considered when evaluating risk:

•
Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of the risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks (including fiscal risks) is set in terms of their economic impact.

•	A zero-tolerance level is established for global risks, principally those affecting reputation, corporate responsibility and compliance.
E.5 State which risks, including tax compliance risks, have materialised during the year.
The strategy and management of the Telefónica Group's activities tend to minimize the impact of the risks, as well as to counterbalance the negative effects of some issues with the favourable evolution of others.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations.
In 2018 an impairment of the total goodwill allocated to Telefónica Móviles México has been recognized amounting to 350 million euros. During 2018, the macroeconomic and financial conditions in Mexico changed, which was reflected in the different risk premiums that are taken into account when computing WACC. In this context, the estimated WACC increased to 10.6% (from 9.5% used in the valuation at the end of 2017). Higher competitive market intensity during 2018 has compounded the macroeconomic situation, mainly in the prepayment segment.
Further details on Income tax matters are provided by Telefónica in its Annual Accounts (Note 17 of the Individual and Note 22 of the Consolidated Financial Statements).

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E.6 Explain the response and monitoring plans for all major risks, including tax compliance risks, of the company, as well as the procedures followed by the company in order to ensure that the board of directors responds to any new challenges that arise.
The Corporate Risk Management Framework, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them. As indicated above, Telefónica's risk management and control model considers its evolution in accordance with the provisions of the COSO ERM framework, "Enterprise Risk Management - Integrating with Strategy and Performance" of 2017 and, in this sense, it contemplates procedures to respond to the new challenges that arise through the alignment between the strategic objectives and the risks that could affect the fulfillment of such objectives.
Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.
Global measures, mainly involving the use of financial derivatives, are undertaken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. In relation to tax risks, the main issues are identified are monitored. The Group uses Multinational insurance Programs, or insurance policies arranged locally in each country, to cover operational risks, depending on the type of risk and cover required.
As indicated above, the Regulations of the Board of Directors of Telefónica S.A. establish that the Audit and Control Committee will have as its primary function to support the Board of Directors in its supervisory duties, including the supervision of the risk management and control systems, including tax risks. In this sense, the Board of Directors, through the Audit and Control Committee, is periodically informed of the main risks of the group, as well as the response strategies and the associated mitigation plans. Likewise, the Audit and Control Committee periodically reports on these matters to the Board of Directors. Also, specific presentations are made by those responsible for the main areas of risk and the evolution and strategies followed.

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F.    INTERNAL RISK MANAGEMENT AND CONTROL SYSTEMS RELATED TO THE PROCESS OF PUBLISHING FINANCIAL INFORMATION (ICFR)
Describe the mechanisms comprising the System of Internal Control over Financial Reporting (ICFR) of your company.
F.1 Control environment
Report on at least the following, describing their principal features:
F.1.1 The bodies and/or departments that are responsible for (i) the existence and maintenance of an adequate and effective ICFR; (ii) their implementation; and (iii) their supervision.
The Board of Directors of Telefónica, S.A. (hereinafter “Telefónica” or the "Company") assumes ultimate responsibility of ensuring that an adequate and effective system of internal control over financial reporting (ICFR) exists and is updated.
The Board of Directors is, in accordance with prevailing laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.
The Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, highlighting, among others, the following powers and duties:

i.
Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, being responsible for the selection process in accordance with the provisions of the law, as well as the conditions of their engagement, and regularly collecting information from the auditor of the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.

ii.	Supervise the internal audit, and, in particular:
a) Ensure the independence and effectiveness of the internal audit function;

b) Propose the selection, appointment and removal of the person responsible for the Internal Audit service;

c) Propose the budget for that service;

d) Review the annual work plan of the internal audit and the annual activity report;

e) Receive periodic information on their activities; and

f) Verify that senior management takes into account the conclusions and recommendations of its reports.

iii.
Supervise the process of preparing and presenting the mandatory financial information and submit recommendations or proposals to the administration body aimed at safeguarding its integrity. In relation to this, it is responsible for supervising the process of preparation and integrity of the financial information relating to the Company and the Group, reviewing compliance with the regulatory requirements, the appropriate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, reporting to the Board of Directors.

iv.
Supervise the effectiveness of the Company's internal control, internal audit and risk management systems, including fiscal ones, as well as discuss with the Auditor Accounts the significant weaknesses of the internal

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control system detected in the performance of the audit, without breaking their independence. To this end, where applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for their follow-up. Additionally, the Board of Directors is the responsible to propose the Risk Control and Management Policy, which will identify, at least:
a) Risk types (at least, operational, technological, financial, legal and reputational) which the Company faces;

b) Setting of the level of risk which the Company considers acceptable; the measures for mitigating the impact of the identified risks should they materialize; and

c) Control and information systems to be employed to control and manage those risks.

v.
Establish and supervise a system that enables employees to communicate, in a confidential and anonymous manner, irregularities of potential importance, especially financial and accounting irregularities, that may be noticed within the Company.

vi.
Establish and maintain the opportune relations with the Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Commission, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications included in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive annually from the Auditor the declaration of its independence in relation to the entity or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.

vii.
Issue on an annual basis, prior to the issuance of the accounts audit report, a report expressing an opinion on whether the Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the provision of each and every one of the additional services referred to in point vii above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the accounts audit.

viii.
Analyse and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.

ix.	Inform, in advance, to the Board of Directors, on all matters stated in the law and the Bylaws, and, in particular, on:
1. The financial information that the Company must periodically publish;

2. The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered tax havens; and

3. Transactions with related parties.

x.
To exercise, regarding those companies of its Group which are considered Public Interest Entities (as they are defined in the current legislation) as approved by the Board of Directors, provided that they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

The provisions abovementioned are understood without prejudice to the regulations governing the audit of accounts.

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According to the Regulation of the Board of Directors, the Audit and Control Committee must meet at least once every quarter. In practice, the Committee meets approximately thirteen times throughout the year.
To carry out this supervisory function, the Audit and Control Committee is assisted by the entire Company management, including Internal Audit.
Thus, Internal Audit becomes an independent area in the management of the Company, supporting the Audit and Control Committee in its competences on assurance, risk management, and the internal control system. For this purpose, Internal Audit applies a systematic and orderly approach by the following main lines of action:

–	Coordination and review of the consistency of the Internal Regulations of the Telefónica Group.

–	Coordination and supervision of the Risk Management System.

–	Ongoing Audit.

–	Supervision of controls on outflows.

–	Reviews or specific audits on the Company processes. Among these activities, the following are included:

i)
Audits on the internal control over financial reporting, required by the Sarbanes Oxley Act to the US listed companies which also covers the assessment on the system of internal control over financial reporting (ICFR) for companies listed in Spain;

ii)	Audits on the efficiency and effectiveness of the design and execution of the controls in processes; and

iii)	Other audits or specific reviews for compliance across the Telefónica Group.

–	Reviews or specific audits on the operations and security of networks and information technologies.

–	Perform other audits or specific reviews, of interest for the board of directors or the top management of the Company.
All the different areas and functional units of the Telefónica Group are important in ICFR (internal control over financial reporting), the Finance and Control area playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge for executing these tasks.
F.1.2 State whether the following are present, especially if they relate to the creation of financial information:

•
Departments and/or mechanisms in charge of: (i) design and review of corporate structure; (ii) clear definition of lines of responsibility and authority with an adequate distribution of tasks and functions; and (iii) assurance that adequate procedures exist for proper communication throughout the entity.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established. The People Division carries out the deployment of the organizational structure in the respective fields.
Use of the Telefónica Group’s economic-financial information system is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are as follows:

–	Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information of the Telefónica Group, which set out the basic principles of the financial and

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accounting reporting system of the Group, and the procedures and mechanisms in place to oversee this system.

–
Accounting Policies Manual, under IFRS, based on IFRS (International Financial Reporting Standards), designed to unify and homogenize the accounting policies and criteria used by all the Group companies to ensure Telefónica operates as a consolidated and homogeneous group.

–
Reporting and external audit instructions, they are published on a quarterly basis and are intended to establish procedures and a calendar to be followed by all the Companies of the Telefónica Group and by their external auditors in the reporting of the financial-accounting information and results of the processes of external audit at the closing of each period, to comply with legal and information obligations of Telefónica, both in Spain and in the rest of the countries where Telefónica’s Group shares are listed.

–
Manual for Completion of the Reporting for Consolidation of the Telefónica Group, which is updated at least annually and establishes specific instructions completing the reporting forms necessary for the preparation of consolidated financial statements and interim consolidated financial information.

–
Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish from the start of each period the monthly accounting-financial information reporting dates.

–
Corporate Accounting Plan ("PCC"), which consists of the following documents: a) Table of accounts; b) Manual of definitions and Accounting Relations; and c) Auxiliary tables. The PCC intends to homogenize the sources of financial information included in the accounts of all the Telefónica Group companies, mandatory for all Companies in the Telefónica Group

–
Corporate Regulations on Intragroup Operations (NCC-006), mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the criteria of mandatory compliance with regard to the accounting register and payment of transactions between companies in the Group and reinforce controls to avoid non-compliance cases.

These documents define and delimit responsibilities at each level of the organization regarding the reliability of the information published.
Additionally, the Management levels of the Company are available on the Group Intranet.

•
Code of conduct, the body approving this, degree of dissemination and instruction, including principles and values, (state if there is specific mention of transaction recording and creation of financial information), a body charged with analyzing breaches and proposing corrective actions and sanctions.

With regard to the Code of Conduct, the Board of Directors of Telefónica approved, in December 2006, the unification of the Codes of Ethics of the Group’s companies, in the so-called Business Principles. The Business Principles are applied as a standard in all countries where the Telefónica Group operates and apply to all its employees (the Business Principles affect at all levels of the organization, directors and non-directors).
In 2017, the Board of Directors approved a new version of the Principles which includes an update of the commitments in matters of privacy and security, compliance and fiscal transparency, responsible communication and protection of minor stockholders, among others.
The Responsible Business Principles emanate from three basic values: integrity, commitment and transparency, which are essential values to ensuring the trust that Telefónica wants with its groups of interest.
Regarding the financial information, the following principles are set:

–
Transparency of the information: we shall provide, immediately and without discrimination, all the relevant information. We are conscious of the importance for all our groups of interest of sharing true,

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complete, opportune and clear information in the reports registered with the relevant Supervising Bodies of the Stock Markets, and in other public communications of the company as well.

–
Privileged Information: we abstain from using, in our profit or for third parties any privileged information, safeguarding the confidentiality and establishing the controls and processes legally required by the Supervising Bodies of the Stock Markets in all the actions related to those markets.

The Responsible Business Principles are available to all employees via the intranet, and there are update, monitoring and communication procedures of these principles inside the Telefonica Group. Likewise, training programmes are also regularly organized to ensure employees are aware of these rules and Principles.
In this respect, Telefónica has a Corporate Policy on the Integral Discipline Program which intends to define the basic principles of the Group's disciplinary system, providing for homogeneous, objective, proportional and non-arbitrary treatment of all employees, without prejudice to and with absolute respect for the legislation and regulations applicable in each case to the Group companies in the different countries in which they operate.
Telefónica has an Office of Responsible Business Principles, which comprises the most senior representatives of the General Secretary's and Regulation Office, Human Resources, Public Affairs, Chief Commercial Digital Officer (CCDO), Operations, Purchases, Compliance, Internal Audit, Corporate Ethics and Sustainability, Security and Chief Data Officer (CDO).
Among the responsibilities of this Office, the following stand out:

–	Guaranteeing that Telefónica conducts business in an ethical and responsible manner, through the follow-up and monitoring of the Responsible Business Plan.

–	Propose and supervise initiatives and measures that contribute to compliance with the Principles of Responsible Business in the Group.

–	Analyse any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies.
On a different issue should any type of conduct which does not comply with applicable laws, the Responsible Business Principles or internal regulations come to light, then, after the pertinent analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour laws, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.
Telefónica also has an “Internal Code of Conduct" for Securities Markets issues, last updated on December 14, 2016, setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries.

•
Whistleblower channel, that allows notifications to the audit committee of irregularities of a financial and accounting nature, in addition to potential breaches of the code of conduct and unlawful activities undertaken in the organization, reporting, as the case may be, if this is of a confidential nature.

With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, this Committee's duties include: "Establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company".
The Telefónica Group has a Policy of Management of the Whistleblowing Channel where the basis of the Whistleblowing Channel of the Group are set, by which employees and top managers at the Telefónica Group can communicate any information they become aware of, by any means -formal or not- about the existence of any possible irregularities, acts contrary to legality or the internal regulations; also including eventual irregularities referring to accounting issues, auditing and/or aspects related to the internal control on financial reporting, complying with section 301 of Sarbanes-Oxley Act of the U.S. and other requirements in this sense.

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In the Management of the Whistleblowing Channel apply the confidentiality principles of data provided and declarations made, respect and legal basis; so that any decision taken from the reception of a Whistleblow will be reasoned, proportionate and considering the circumstances of the facts denounced, with full respect to the rights and due guarantees for the whistle-blower and the persons affected if there were any.
Any complaint referred to issues about accounting aspects, auditing matters, internal controls on financial Reporting and/or relative to all those questions referred to in the Sarbanes Oxley Act, including any fraud, material or not, affecting the Directorship, and affecting any society in the Group - as well as the result of the Management derived from the audit itself derived in these cases- will be received, in the first instance, by the means established in this Policy, by the Audit and Control Commission of the Board of Directors of Telefónica, and will be forwarded to, when appropriate, the equivalent bodies in other societies in the Group that could be subject in a direct manner to the requirements of the Sarbanes Oxley Act. This transfer will be made through the Internal Audit area and in accordance to the procedure that, to this effect, is set, considering the characteristics of the societies affected and, particularly, in its condition of listed company.

•
Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.
Likewise, the Consolidation and Accounting Polices Area offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information. This area also publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues.
Financial reporting personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.
Lastly, the Telefónica Group also has an on-line training platform included in the tool Corporate Human Resource management (Success Factor), which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting
Report, at least:
F.2.1    The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.
Given the vast number of processes involved in financial reporting of the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is a part of the internal methodology of internal control audit over financial information. This model is applied to the financial information reported by subsidiaries companies. The model selects the significant sections, i.e., those accounts with the largest contribution to the Group's consolidated financial information and then identifies the processes used to generate this information. Once the relevant processes have been identified, an analysis of those that have the most relevant impact on the significant sections is performed, reviewing the effectiveness of the design and the operation of the key controls that address the main risks or the associated "financial information objectives".

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•
The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

The procedure for identifying and reviewing key controls covers the objectives of the information financial (also called financial premises) of accuracy, valuation, integrity, cut of operations, existence / occurrence, presentation and comparability, as well as breakdown, and rights and obligations. This identification of the key controls, intended to address the aforementioned premises of the significant headings and relevant processes in the scope, is carried out annually. The analysis process is carried out annually, following up during the year to identify relevant changes that must be duly addressed.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies, etc.
In the process of identifying the consolidation scope, the Finance and Control Areas regularly updates the consolidation scope, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

•	The process addresses other types of risk (operational, technological, financial, legal, fiscal, reputational, environmental, etc.) insofar as they may affect the financial statements.
Telefónica monitors permanently the most significant risks that may affect the main societies comprising the Group. For that, the Company has a Corporate Risk Management Model based on COSO (Committee of Sponsoring Organizations, of the Treadway Commission). Work on the alignment of the Telefónica risk management and control model to the COSO ERM -“Enterprise Risk Management - Integrating with Strategy and Performance”- framework published in September 2017 continues.
The risk management and control process takes as a starting point of reference the strategy and the objectives of the Company, as a basis for the identification of the main risks that may affect its attainment. Once identified, the risks are evaluated in a qualitative and/or quantitative manner with a view to prioritizing their monitoring and response to them, either with mitigation plans or with actions to prevent or transfer those risks.
In order to have an integral model, oriented to the Group needs and its own configuration, the Model of Telefónica contemplates a risk assessment with four complementary perspectives: global (top-down), local (bottom-up) and cross (in projects and by processes).
According to this Model, and based on the references and practices recognized in risk Management, four risk categories have been defined:

–
Business: possible loss of value or results derived from changes in the business environment, the situation of the competence and the market, changes in the regulations framework or strategic uncertainty.

–
Operational: possible loss of value or results derived from events caused by the inadequacy or failures from the networks or computing systems, security, customer care, the supply chain, human resources, as well as operating management.

–
Financial: possible loss of value or results derived from the adverse movements in financial variables, and the inability of the company to face its commitments or liquidate assets. Likewise, risks of a fiscal nature are also included in this category.

–	Global: possible loss of value or results derived from the events that affect in a cross-cutting manner the Telefónica Group, including sustainability and compliance issues.

•	Which of the company’s governing bodies is responsible for overseeing the process.
Pursuant to the provisions of Article 22 of the Regulation of the Board of Directors of Telefónica, S.A., the Board of Directors, through the Audit and Control Committee, supervises this process.

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F.3     Control activities.
Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1
Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003, the Board of Directors of Telefónica, S.A. approved the "Regulations Governing Disclosure and Reporting to the Markets". These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.
Each quarter the Consolidation and Accounting Polices Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.
Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.
The Company also follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.
Also, and pursuant to the internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of Group companies must submit a certificate to the Corporate Consolidation and Accounting Policies Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.
In relation to the accounting close, the Consolidation and Accounting Polices Department issues mandatory instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements.
The Corporate Consolidation and Accounting Polices Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Consolidation and Accounting Polices Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.
Lastly, Internal Audit, as part of its annual audit plan, among other actions, sets out work plans every year to assess the internal control of financial reporting model.

F.3.2.
Internal control policies and procedures for information systems (including secure access, control of changes, system operation, operational continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Security Policy considers an integral concept of the physical and operational security of human resources the information, technologies, cybersecurity, and material resources that support them to be fundamental assets with the purpose of guaranteeing the corporate protection against potential damage or eventual loss. For this reason, guaranteeing the Group security is considered an essential aspect within the Telefónica strategy, and an essential enabler of the organization’s activity.

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With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that homogeneously guarantees the protection of the assets in all Telefónica Group companies.
In this context, the Global Security Directorship is responsible of defining and promoting the implementation of security policies and standards applicable in the Telefónica Group, understanding security as an integral concept. These politics and standards are intended to preserve the assets and protect the strategic interests and objectives of the Telefónica Group, in its vertical organization (including its business units) as well as in its cross-cutting dimension (applicable to all its four platforms): (1) infrastructure and network assets, (2) information technologies, (3) products and services, and (4) data; with them confidentiality and integrity of the assets and interests and strategic objectives of the Telefónica Group are guaranteed, protecting them from potential actions that could affect their availability, damage their value, reduce their efficiency or affect their operability. The Global Security Directorship is also in charge of measuring the level of implementation of the Global Security Regulations Framework and supervising the state of the security on an ongoing basis.
The Global Directorship of Networks and Information Systems of the Telefónica Group is responsible of the integral Management of Information Systems for all the Group businesses, defining the technologic strategy and planning and ensuring the compliance with the conditions of service quality, expenditure and security required by the Group. Among its various functions are the development and implementation of systems that improve the efficiency, effectiveness and profitability of the processes in the Group, and the implementation of security policies and standards on applications and infrastructures (defined by the Global Security Directorship), including the internal control model for security in the field of information technologies.
The security activities developed by the different environments, organizational structures, parties responsible for assets, and employees will be governed by the principles of legality, efficiency, co-responsibility, cooperation, and coordination. Any and all adequate promotion, conduction, control, and improvement measures will be established to this end.

–
Principle of Legality: the necessary compliance of all national and international laws and regulations regarding the matter of security that may be valid at any given time in any of the territories where the Telefónica Group operates, shall be ensured.

–
Principle of Efficiency: in order to efficiently reach the required level of security, the anticipatory and preventive nature of said actions shall rule over any passive and reactionary nature. To this end, knowledge of potential threats as well as the analysis of potential risks shall be privileged as part of an intelligence process that identifies and understands the most relevant threats that affect the organization. The objective is to get ahead of their action and evolution, and to safeguard the Telefónica Group's global organization from their potentially harmful effects, mitigating these risk’s damages down to an acceptable level for the business.

A Global Security Regulations Framework is defined for reaching a standardized level of security. This framework will take into consideration the analyses of risks and threats and will also establish the precise preventive or corrective protection measures.
In addition, strategic plans will be conceived and prepared to identify and prioritize the projects and budgets necessary for reaching those adequate levels of security and auditability, minimizing the security risks identified in the corresponding analyses, and maximizing the effectiveness of the investment made and the resources used.

–
Principle of Co-responsibility: users must preserve the security of the assets that Telefónica makes available to them in accordance to the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as the applicable laws and regulations regarding the matter of security. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.

–
Principle of Cooperation and Coordination: to reach the levels of efficiency required by Telefónica business project, the global action and comprehensive concept of security activities shall be preserved together with the aforementioned requirements of anticipation and prevention, cooperation and

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coordination between all business units and employees will be prioritized, in order to generate the adequate synergies and to jointly reinforce the capabilities.
The Security Organization coordinates the security responsibilities of the different Telefónica Group structures, promoting cooperation between them to guarantee the efficient and joint protection of the assets.
Lastly, Internal Audit unit, within the scope established in its annual audit plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, the information security Policy, suitability of controls and data integrity.

F.3.3.
Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced to an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about ICFR, measures are taken in the Telefónica Group to demonstrate an appropriate level of control in the independent party. Actions taken to achieve this objective are three-fold:

–	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certifications.

–	Implementation of specific controls: identified, designed, implemented and assessed by the Company.

–	Direct assessment: an assessment carried out by Internal Audit, on certain administrative outsourced processes, with the scope established in its annual audit plan.
When Teléfonica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may potentially show impacts on the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party about the methods and main hypothesis used, is verified directly by the area contracting the service and, if applicable with the procurement department. The Finance and Control Department has established control activities geared towards guaranteeing the validity of data, the methods used, and the reasonability of the assumptions used by the third party using regular monitoring of each function's own KPIs (Key Performance Indicators) to ensure compliance of the outsourced process according to the Group's different policies and guidelines.
Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4	Information and communication
Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1
A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Consolidation and Accounting Polices Department of the Group is charged with defining and updating the accounting policies used for preparing the consolidated financial information.
Thus, this area publishes IFRS (International Financial Reporting Standards) information Bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues, which are systematically monitored by the Accounting Policies area. These Bulletins are published on a monthly basis.
Also, the Telefónica Group has an Accounting Policies Manual which is updated annually, the last update took place in June 2018. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within

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the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.
This Manual is mandatory for all companies belonging to the Telefónica Group and shall be applied to their reporting methods when preparing the consolidated financial statements.
This documentation is regularly sent by email and is available for the entire Group on the Telefónica intranet.
The accounting policies area maintains a constant dialogue with the accounting heads of the Group's main operations, both proactively and reactively. This dialogue is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are uniform and for sharing best practices between operators, too.

F.4.2
Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group and support its main financial statements and accompanying notes as well as disclosures concerning ICFR.

As stated above, there is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting pack reported by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.
Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally, and all components of the Telefónica Group use the same accounts plan.

F.5	System function monitoring
Indicate the existence of at least the following components, describing their main characteristics:

F.5.1
The ICFR monitoring activities undertaken by the Audit Committee and the Company has an internal audit function whose powers include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned above, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, being within its remit the supervision of the effectiveness of the Company’s internal control system and risk management and control systems and discussing with the Auditors significant or material weaknesses in the internal control system detected during the audit.
Telefónica has an Internal Control Policy that sets that the Board of Directors, via the Audit and Control Committee, supervises the internal control system, with the support of the Internal Audit unit of the Telefónica Group. In that Policy the "internal control" is defined as the process performed by the Board of Directors, the Directorship and the rest of the staff of the Company, being designed with the purpose of providing with a reasonable assurance degree for the attainment of the objectives related to operations, information and compliance. With the purpose of helping to the achievement of its objectives, the Company has an internal control model defined in line with what is set out in the Integrated Framework of Internal Control of the “Committee of Sponsoring Organizations of the Treadway Commission” (COSO).
Likewise, there exists a Policy of Organization of Internal Audit which includes aspects referred to the organization and its functioning of this area.

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According to what is set in that Policy, Internal Audit is the area in Telefónica in charge of confirming, by means of appropriate evidence, the adequate functioning of the internal control structures and risk management and, being the case, detecting the possible inefficiencies or non-compliance with the control system that the Group establishes in its processes. This manner, Internal Audit becomes an area independent from the Company management that supports the Audit and Control Commission in its competences on assurance, risk management and internal control system.
The Internal Audit function is carried out in accordance with the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.
With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A. is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.
Among the said requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404, which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and internal control structure. To fulfil this requirement, the Telefónica Group has an internal control of financial reporting evaluation model, being the Internal Audit responsible of performing the assessment of its effectiveness on an annual basis.
Additionally, as set in this law, the External Auditor issues its own independent opinion on the effectiveness of the internal control over financial information (ICFR).
Review of processes and specific controls
In certain companies, in addition to filling out the self-appraisal questionnaire, taking into account the significance of their contribution to the Group's key economic-financial figures and other risk factors considered, their processes and controls are directly reviewed applying the General Assessment Model of the Telefónica Group, which in turn uses the Definition of Scopes Model, in order to identify the significant accounts of each company of the Telefónica Group in accordance with the previously established criteria for the assessment of the internal control over financial information (ICFR) at the Telefonica Group level.
Once the significant accounts are identified for review, the General Evaluation Model is applied as follows:

•	The processes and systems associated with the significant accounts are determined.

•	Risks affecting the financial reporting vis-à-vis these processes are identified.

•	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are adequate.

•	Audit tests are carried out to assess the effectiveness of the design and execution of key control activities, both at process or transaction level and general entity level controls.
Review on IT general controls
The Information Technology General Controls are assessed at least once a year, largely taking into account questions regarding regulations and guidelines applied at global level across the Group.
The supervision of IT general controls systems is designed to review management of changes to programs, data and systems access, and the operation (management of changes to infrastructures, back-ups, scheduled tasks and issues).
Self-assessment Questionnaires
All the subsidiaries of the Group receive annual self-assessment questionnaires, whose answers should be certified by the responsible of the Internal Control Over Financial Reporting (ICFR) System, in each company (Chief Executives or Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those ICFR aspects that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information reported. A sample of responses is audited by the Internal Audit unit.

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If any control deficiency or opportunity for improvement is detected while performing the procedures mentioned above, they should be reported to Management through reports prepared by the Internal Audit unit, analysing their impact, both individual and aggregated, on the assessment on the internal control over financial information (ICFR) if applicable. Additionally, for this assessment, it is necessary to consider the existing compensating controls which validate the processes supported in case that the original controls could not be corrected. After receiving the report, the control owners provide action plans for solving the identified control deficiencies, as well as the foreseen implementation dates of those action plans.
These action plans have as main objectives:

•	Mitigate the deficiency from the control defined originally so that the control works as expected.

•	Prioritize the implementation of improvement opportunities, since improvement opportunities are not internal control deficiencies.

F.5.2
If it has a discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the deficiencies found.

As explained beforehand, the Internal Audit unit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system.
The Internal Audit unit participates in the Audit and Control Committee meetings and reports regularly on the findings of the performed tasks, as well as action plans established to mitigate and of the degree of implementation thereof. This includes to communicate significant or material internal control deficiencies which have been identified, as well as the follow up of the action plan linked to them.
Furthermore, the External Auditor participates in the Audit and Control Committee meetings, when called to do so by the Audit and Control Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting (ICFR).The External Auditor is obliged to communicate the significant or material internal control weaknesses identified and, for this purpose, has immediate access to the Senior management and the Chairman of the Audit and Control Committee.

F.6	Other relevant information
Not applicable

F.7	External auditor review
State whether:

F.7.1
The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

As stated above, the attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

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G. EXTENT OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
Specify the company’s level of compliance with recommendations from the Unified Code of Good Governance.

In the event that a recommendation is not followed or only partially followed, a detailed explanation should be included explaining the reasons in such a manner that shareholders, investors and the market in general have enough information to judge the company´s actions. General explanations are not acceptable.

1.
That the Articles of Association of listed companies do not limit the maximum number of votes that may be cast by one shareholder or contain other restrictions that hinder the takeover of control of the company through the acquisition of shares on the market.

Explain
In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the majority support of all shareholders, because, naturally, and as taught by experience, potential offerers may make their offer conditional upon the removal of the defense mechanism.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may

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be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offerer has a stake equal to or over 70% of the share capital which confers voting rights, unless the offerer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.
In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Operating Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	That when the parent company and a subsidiary are listed on the stock market, both should publicly and specifically define:
a) The respective areas of activity and possible business relationships between them, as well as those of the listed subsidiary with other group companies.
b) The mechanisms in place to resolve any conflicts of interest that may arise.

Not applicable

3.
That, during the course of the ordinary General Shareholders’ Meeting, complementary to the distribution of a written Annual Corporate Governance Report, the chairman of the Board of Directors makes a detailed oral report to the shareholders regarding the most material aspects of corporate governance of the company, and in particular:

a) Changes that have occurred since the last General Shareholders’ Meeting.
b) Specific reasons why the company did not follow one or more of the recommendations of the Code of Corporate Governance and, if so, the alternative rules that were followed instead.

Complies

4.
That the company has defined and promoted a policy of communication and contact with shareholders, institutional investors and proxy advisors that complies in all aspects with rules preventing market abuse and gives equal treatment to similarly situated shareholders.

And that the company has made such a policy public through its web page, including information related to the manner in which said policy has been implemented and the identity of contact persons or those responsible for implementing it.
Complies

5.
That the Board of Directors should not propose to the General Shareholders’ Meeting any proposal for delegation of powers allowing the issuance of shares or convertible securities without pre-emptive rights in an amount exceeding 20% of equity at the time of delegation.

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And that whenever the Board of Directors approves any issuance of shares or convertible securities without pre-emptive rights the company immediately publishes reports on its web page regarding said exclusions as referenced in applicable company law.
Complies

6.
That listed companies which draft reports listed below, whether under a legal obligation or voluntarily, publish them on their web page with sufficient time before the General Shareholders’ Meeting, even when their publication is not mandatory:

a) Report regarding the auditor’s independence.
b) Reports regarding the workings of the audit committee and the appointments and remuneration committee.
c) Report by the audit committee regarding related-party transactions
d) Report on the corporate social responsibility policy.

Complies

7.	That the company reports in real time, through its web page, the proceedings of the General Shareholders’ Meetings.
Explain
The Company has not considered it appropriate to transmit, live through its website, the complete celebration of the General Shareholders' Meeting according to organisational reasons and development of the event (the tampering that might have occurred). However, the Chairman's speech at the General Shareholders' Meeting held on June 8, 2018 was broadcast via streaming.

8.
That the audit committee ensures that the Board of Directors presents financial statements in the audit report for the General Shareholders’ Meetings which do not have qualifications or reservations and that, in the exceptional circumstances in which qualifications may appear, that the chairman of the audit committee and the auditors clearly explain to the shareholders the content and scope of said qualifications or reservations.

Complies

9.
That the company permanently maintains on its web page the requirements and procedures for certification of share ownership, the right of attendance at the General Shareholders’ Meetings, and the exercise of the right to vote or to issue a proxy.

And that such requirements and procedures promote attendance and the exercise of shareholder rights in a non-discriminatory fashion.
Complies

10.
That when a verified shareholder has exercised his right to make additions to the agenda or to make new proposals to it with sufficient time in advance of the General Shareholders’ Meeting, the company:

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a) Immediately distributes the additions and new proposals.
b) Publishes the attendance card credential or proxy form or form for distance voting with the changes such that the new agenda items and alternative proposals may be voted upon under the same terms and conditions as those proposals made by the Board of Directors.
c) Submits all of these items on the agenda or alternative proposals to a vote and applies the same voting rules to them as are applied to those drafted by the Board of Directors including, particularly, assumptions or default positions regarding votes for or against.
d) That after the General Shareholders’ Meeting, a breakdown of the results of said additions or alternative proposals is communicated.
Not applicable

11.	That, in the event the company intends to pay for attendance at the General Shareholders’ Meeting, it establish in advance a general policy of long-term effect regarding such payments.
Not applicable

12.
That the Board of Directors completes its duties with a unity of purpose and independence, treating all similarly situated shareholders equally and that it is guided by the best interests of the company, which is understood to mean the pursuit of a profitable and sustainable business in the long term, and the promotion of continuity and maximisation of the economic value of the business.

And that in pursuit of the company’s interest, in addition to complying with applicable law and rules and in engaging in conduct based on good faith, ethics and a respect for commonly accepted best practices, it seeks to reconcile its own company interests, when appropriate, with the interests of its employees, suppliers, clients and other stakeholders, as well as the impact of its corporate activities on the communities in which it operates and the environment.
Complies

13.	That the Board of Directors is of an adequate size to perform its duties effectively and collegially, and that its optimum size is between five and fifteen members.
Explain
In accordance with article 29 of the Telefónica, S.A. corporate bylaws, the Board of Directors shall be composed of a minimum of five and a maximum of twenty members. However, in line with the Good Governance tendencies to reduce the number of Board Members, the General Shareholder's Meeting held on June 9, 2017 approved the establishment of seventeen members as the number of Board of Directors members, based on the recommendation of the Company Board of Directors and the favorable report of the Nominating, Compensation and Corporate Governance Committee.
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
Likewise, it is important to bear in mind that the Board of Directors of the Company have six Committees (the Executive Commission and five Advisory Committees), which ensures the active participation of all its Directors.

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14.	That the Board of Directors approves a selection policy for directors that:
a) Is concrete and verifiable.
b) Ensures that proposals for appointment or re-election are based upon a prior analysis of the needs of the Board of Directors.
c) Favors diversity in knowledge, experience and gender.

That the resulting prior analysis of the needs of the Board of Directors is contained in the supporting report from the appointments committee published upon a call from the General Shareholders’ Meeting submitted for ratification, appointment or re-election of each director.

And that the selection policy for directors promotes the objective that by the year 2020 the number of female directors accounts for at least 30% of the total number of members of the Board of Directors.

The appointments committee will annually verify compliance with the selection policy of directors and explain its findings in the Annual Corporate Governance Report.
Complies

15.
That proprietary and independent directors constitute a substantial majority of the Board of Directors and that the number of executive directors is kept at a minimum, taking into account the complexity of the corporate group and the percentage of equity participation of executive directors.

Complies

16.
That the percentage of proprietary directors divided by the number of non-executive directors is no greater than the proportion of the equity interest in the company represented by said proprietary directors and the remaining share capital.

This criterion may be relaxed:
a) In companies with a high market capitalization in which interests that are legally considered significant are minimal.
b) In companies where a diversity of shareholders is represented on the Board of Directors without ties among them.
Explain
The aforementioned recommendation 16 refers to the composition of the group of non executive Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at December 31, 2018, the group of non Executive Directors of Telefónica, S.A. was composed of 15 members (of a total of 17 Members), of whom 5 are Proprietary Directors, 9 are Independent Directors and 1 falls under the “Other External Directors” category.
Out of the five Proprietary Directors, two represent or have been proposed by CaixaBank, S.A. (CaixaBank), the holder of 5.01% of the share capital of Telefónica, S.A.; another two represent or have been proposed by Banco Bilbao Vizcaya Argentaria, S.A., holder of 5.28% of the share capital; and one represents or has been proposed by China Unicom (Hong Kong) Limited (China Unicom), holder of 1.24% of the share capital.

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Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by CaixaBank and BBVA are sufficient to entitle each entity to appoint a Director.
Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.
In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 38,105 million euros at December 31, 2018, which means a very high absolute value of the stakes of CaixaBank and BBVA in Telefónica (that of CaixaBank was around 1,909 million euros, and that of BBVA was around 2,012 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.
On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom. The Director currently representing or appointed by China Unicom was appointed by the Company's General Shareholders' Meeting held on May 12, 2016.

17.	That the number of independent directors represents at least half of the total number of directors.
Nonetheless, when the company does not have a high level of market capitalisation or in the event that it is a high cap company with one shareholder or a group acting in a coordinated fashion who together control more than 30% of the company’s equity, the number of independent directors represents at least one third of the total number of directors.
Complies

18.	That companies publish and update the following information regarding directors on the company website:
a) Professional profile and biography.
b) Any other Boards to which the director belongs, regardless of whether the companies are listed, as well as any other remunerated activities engaged in, regardless of type.
c) Category of directorship, indicating, in the case of individuals who represent significant shareholders, the shareholder that they represent or to which they are connected.
d) The date of their first appointment as a director of the company’s Board of Directors, and any subsequent re-election.
e) The shares and options they own.
Complies

19.
That the Annual Corporate Governance Report, after verification by the appointments committee, explains the reasons for the appointment of proprietary directors at the proposal of the shareholders whose equity interest is less than 3%. It should also explain, where applicable, why formal requests from shareholders for membership on the Board meeting

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were not honored, when their equity interest is equal to or exceeds that of other shareholders whose proposal for proprietary directors was honored.
Complies

20.
That proprietary directors representing significant shareholders must resign from the Board if the shareholder they represent disposes of its entire equity interest. They should also resign, in a proportional fashion, in the event that said shareholder reduces its percentage interest to a level that requires a decrease in the number of proprietary directors representing this shareholder.

Complies

21.
That the Board of Directors may not propose the dismissal of any independent director before the completion of the director’s term provided for in the Articles of Association unless the Board of Directors finds just cause and a prior report has been prepared by the appointments committee. Specifically, just cause is considered to exist if the director takes on new duties or commits to new obligations that would interfere with his or her ability to dedicate the time necessary for attention to the duties attendant to his post as a director, fails to complete the tasks inherent to his or her post, or enters into any of the circumstances which would cause the loss of independent status in accordance with applicable law.

The dismissal of independent directors may also be proposed as a result of a public share offer, joint venture or similar transaction entailing a change in the shareholder structure of the company, provided that such changes in the structure of the Board are the result of the proportionate representation criteria provided for in Recommendation 16.
Complies

22.
That companies establish rules requiring that directors inform the Board of Directors and, where appropriate, resign from their posts, when circumstances arise which may damage the company’s standing and reputation. Specifically, directors must be required to report any criminal acts with which they are charged, as well as the consequent legal proceedings.

And that should a director be indicted or tried for any of the offenses set out in company law legislation, the Board of Directors must investigate the case as soon as possible and, based on the particular situation, decide whether the director should continue in his or her post. And that the Board of Directors must provide a reasoned written account of all these events in its Annual Corporate Governance Report.
Complies

23.
That all directors clearly express their opposition when they consider any proposal submitted to the Board of Directors to be against the company’s interests. This particularly applies to independent directors and directors who are unaffected by a potential conflict of interest if the decision could be detrimental to any shareholders not represented on the Board of Directors.

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Furthermore, when the Board of Directors makes significant or repeated decisions about which the director has serious reservations, the director should draw the appropriate conclusions and, in the event the director decides to resign, explain the reasons for this decision in the letter referred to in the next recommendation.
This recommendation also applies in the case of the secretary of the Board of Directors, despite not being a director.
Complies

24.
That whenever, due to resignation or any other reason, a director leaves before the completion of his or her term, the director should explain the reasons for this decision in a letter addressed to all the directors of the Board of Directors. Irrespective of whether the resignation has been reported as a relevant fact, it must be included in the Annual Corporate Governance Report.

Complies

25.	That the appointments committee ensures that non-executive directors have sufficient time in order to properly perform their duties.
And that the Board rules establish the maximum number of company Boards on which directors may sit.
Complies

26.
That the Board of Directors meet frequently enough so that it may effectively perform its duties, at least eight times per year, following a schedule of dates and agenda established at the beginning of the year and allowing each director individually to propose items do not originally appear on the agenda.

Complies

27.	That director absences only occur when absolutely necessary and are quantified in the Annual Corporate Governance Report. And when absences occur, that the director appoints a proxy with instructions.
Complies

28.
That when directors or the secretary express concern regarding a proposal or, in the case of directors, regarding the direction in which the company is headed and said concerns are not resolved by the Board of Directors, such concerns should be included in the minutes, upon a request from the protesting party.

Complies

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29.
That the company establishes adequate means for directors to obtain appropriate advice in order to properly fulfill their duties including, should circumstances warrant, external advice at the company’s expense.

Complies

30.	That, without regard to the knowledge necessary for directors to complete their duties, companies make refresher courses available to them when circumstances require
Complies

31.
That the agenda for meetings clearly states those matters about which the Board of Directors are to make a decision or adopt a resolution so that the directors may study or gather all relevant information ahead of time.

When, under exceptional circumstances, the chairman wishes to bring urgent matters for decision or resolution before the Board of Directors which do not appear on the agenda, prior express agreement of a majority of the directors shall be necessary, and said consent shall by duly recorded in the minutes.
Complies

32.	That directors shall be periodically informed of changes in equity ownership and of the opinions of significant shareholders, investors and rating agencies of the company and its group.
Complies

33.
That the chairman, as the person responsible for the efficient workings of the Board of Directors, in addition to carrying out his duties required by law and the Articles of Association, should prepare and submit to the Board of Directors a schedule of dates and matters to be considered; organise and coordinate the periodic evaluation of the Board as well as, if applicable, the chief executive of the company, should be responsible for leading the Board and the effectiveness of its work; ensuring that sufficient time is devoted to considering strategic issues, and approve and supervise refresher courses for each director when circumstances so dictate.

Complies

34.
That when there is a coordinating director, the Articles of Association or the Board rules should confer upon him the following competencies in addition to those conferred by law: chairman of the Board of Directors in the absence of the chairman and deputy chairmen, should there be any; reflect the concerns of non-executive directors; liaise with investors and shareholders in order to understand their points of view and respond to their concerns, in particular as those concerns relate to corporate governance of the company; and coordinate a succession plan for the chairman.

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Complies

35.
That the secretary of the Board of Directors should pay special attention to ensure that the activities and decisions of the Board of Directors take into account the recommendations regarding good governance contained in this Code of Good Governance and which are applicable to the company.

Complies

36.	That the Board of Directors meet in plenary session once a year and adopt, where appropriate, an action plan to correct any deficiencies detected in the following:
a) The quality and efficiency of the Board of Directors’ work.
b) The workings and composition of its committees.
c) Diversity of membership and competence of the Board of Directors.
d) Performance of the chairman of the Board of Directors and the chief executive officer of the company.
e) Performance and input of each director, paying special attention to those in charge of the various Board committees.
In order to perform its evaluation of the various committees, the Board of Directors will take a report from the committees themselves as a starting point and for the evaluation of the Board, a report from the appointments committee.
Every three years, the Board of Directors will rely upon the assistance of an external advisor for its evaluation, whose independence shall be verified by the appointments committee.
Business relationships between the external adviser or any member of the adviser’s group and the company or any company within its group shall be specified in the Annual Corporate Governance Report.
The process and the areas evaluated shall be described in the Annual Corporate Governance Report.
Complies

37.	That if there is an executive committee, the proportion of each different director category must be similar to that of the Board itself, and its secretary must be the secretary of the Board.
Partially complies
The percentage of independent Directors is greater in the Board of Directors than in the Executive Commission. This is mainly due to the re-classification in 2018 of one of the members of the Executive Commission, Mr Peter Erskine, who passed from being considered an Independent Board Member to “other external” once he reached 12 years as Board Member of the Company. The Company has considered that this change in the classification of one of the members of the Commission, by the mere passage of time, does not justify in and of itself the

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modification of the makeup of the Executive Commission. In addition, the fact that the Executive Commission, as is common practice, has a number of members much smaller than the Board makes the indicated change in the classification have a greater impact in the former, more so than in the latter. In any case, Telefónica considers that all categories of Directors are adequately represented in the Executive Commission, and that the differences in the percentages of participation of independent, executive, and other external Directors do not prevent this Committee from exercising its duties with a similar perspective to that of the Board.

38.
That the Board of Directors must always be aware of the matters discussed and decisions taken by the executive committee and that all members of the Board of Directors receive a copy of the minutes of meetings of the executive committee.

Complies

39.
That the members of the audit committee, in particular its chairman, are appointed in consideration of their knowledge and experience in accountancy, audit and risk management issues, and that the majority of its members be independent directors.

Complies

40.
That under the supervision of the audit committee, there must be a unit in charge of the internal audit function, which ensures that information and internal control systems operate correctly, and which reports to the non-executive chairman of the Board or of the audit committee.

Complies

41.
That the person in charge of the group performing the internal audit function should present an annual work plan to the audit committee, reporting directly on any issues that may arise during the implementation of this plan, and present an activity report at the end of each year.

Complies

42.	That in addition to the provisions of applicable law, the audit committee should be responsible for the following:
1. With regard to information systems and internal control:
a) Supervise the preparation and integrity of financial information relative to the company and, if applicable, the group, monitoring compliance with governing rules and the appropriate application of consolidation and accounting criteria.
b) Ensure the independence and effectiveness of the group charged with the internal audit function; propose the selection, appointment, re-election and dismissal of the head of internal audit; draft a budget for this department; approve its goals and work plans, making sure that its activity is focused primarily on material risks to the company; receive periodic

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information on its activities; and verify that senior management takes into account the conclusions and recommendations of its reports.
c) Establish and supervise a mechanism that allows employees to report confidentially and, if appropriate, anonymously, any irregularities with important consequences, especially those of a financial or accounting nature, that they observe in the company.
2. With regard to the external auditor:
a) In the event that the external auditor resigns, examine the circumstances which caused said resignation.
b) Ensure that the remuneration paid to the external auditor for its work does not compromise the quality of the work or the auditor’s independence.
c) Insist that the company file a relevant fact with the CNMV when there is a change of auditor, along with a statement on any differences that arose with the outgoing auditor and, if applicable, the contents thereof.
d) Ensure that the external auditor holds an annual meeting with the Board of Directors in plenary session in order to make a report regarding the tasks accomplished and regarding the development of its accounting and risks faced by the company.
e) Ensure that the company and the external auditor comply with applicable rules regarding the rendering of services other than auditing, proportional limits on the auditor’s billing, and all other rules regarding the auditor’s independence.
Complies

43.	That the audit committee may require the presence of any employee or manager of the company, even without the presence of any other member of management.
Complies

44.
That the audit committee be kept abreast of any corporate and structural changes planned by the company in order to perform an analysis and draft a report beforehand to the Board of Directors regarding economic conditions and accounting implications and, in particular, any exchange ratio involved.

Complies

45.	That the risk management and control policy identify, as a minimum:
a) The various types of financial and non-financial risks (among those operational, technological, legal, social, environmental, political and reputational) which the company faces, including financial or economic risks, contingent liabilities and other off balance sheet risks.
b) Fixing of the level of risk the company considers acceptable.
c) Means identified in order to minimize identified risks in the event they transpire.

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d) Internal control and information systems to be used in order to control and manage identified risks, including contingent liabilities and other off balance sheet risks.

Complies

46.
That under the direct supervision of the audit committee or, if applicable, of a specialised committee of the Board of Directors, an internal control and management function should exist delegated to an internal unit or department of the company which is expressly charged with the following responsibilities:

a) Ensure the proper functioning of risk management and control systems and, in particular, that they adequately identify, manage and quantify all material risks that may affect the company.
b) Actively participate in the creation of the risk strategy and in important decisions regarding risk management.
c) Ensure that the risk management and control systems adequately mitigate risks as defined by policy issued by the Board of Directors.
Complies

47.
That members of the appointment and remuneration committee -- or of the appointments committee and the remuneration committee if they are separate - are chosen taking into account the knowledge, ability and experience necessary to perform the duties they are called upon to carry out and that the majority of said members are independent directors.

Complies

48.	That high market capitalization companies have formed separate appointments and remuneration committees.
Explain
Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.
The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Service Quality and Customer Care Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.
In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the reorganization of the Consultative or Committees of the Company, approved by the Board of Directors on April 27, 2016, generating unnecessary inefficiencies and needs for additional allocations.

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49.	That the appointments committee consult with the chairman of the Board of Directors and the chief executive of the company, especially in relation to matters concerning executive directors.
And that any director may ask the appointments committee to consider potential candidates he or she considers appropriate to fill a vacancy on the Board of Directors.
Complies

50.	That the remuneration committee exercises its functions independently and that, in addition to the functions assigned to it by law, it should be responsible for the following:
a) Propose basic conditions of employment for senior management.
b) Verify compliance with company remuneration policy.
c) Periodically review the remuneration policy applied to directors and senior managers, including remuneration involving the delivery of shares, and guarantee that individual remuneration be proportional to that received by other directors and senior managers.
d) Oversee that potential conflicts of interest do not undermine the independence of external advice rendered to the Board.
e) Verify information regarding remuneration paid to directors and senior managers contained in the various corporate documents, including the Annual Report on Director Remuneration.
Complies

51.	That the remuneration committee consults with the chairman and the chief executive of the company, especially in matters relating to executive directors and senior management.
Complies

52.
That the rules regarding composition and workings of supervision and control committees appear in the rules governing the Board of Directors and that they are consistent with those that apply to mandatory committees in accordance with the recommendations above, including:

a) That they are comprised exclusively of non-executive directors, with a majority of them independent.
b) That their chairmen be independent directors.
c) That the Board of Directors select members of these committees taking into account their knowledge, skills and experience and the duties of each committee; discuss their proposals and reports; and detail their activities and accomplishments during the first plenary session of the Board of Directors held after the committee’s last meeting.
d) That the committees be allowed to avail themselves of outside advice when they consider it necessary to perform their duties.
e) That their meetings be recorded and the minutes be made available to all directors.
Explain

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1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors (and, also, in the Regulation of the Audit and Control Committee) and are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice, the Committee is composed of four independent Directors, and one with the category of "Other external".
2. The Board of Directors has other Consulting Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Service Quality and Customer Service Committee, and Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects.
These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details with respect to those that are legally mandatory.
In particular, it has been decided that Committees with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but rather it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.

53.
That verification of compliance with corporate governance rules, internal codes of conduct and social corporate responsibility policy be assigned to one or split among more than one committee of the Board of Directors, which may be the audit committee, the appointments committee, the corporate social responsibility committee in the event that one exists, or a special committee created by the Board of Directors pursuant to its powers of self-organization, which at least the following responsibilities shall be specifically assigned thereto:

a) Verification of compliance with internal codes of conduct and the company’s corporate governance rules.

b) Supervision of the communication strategy and relations with shareholders and investors, including small- and medium-sized shareholders.

c) The periodic evaluation of the suitability of the company’s corporate governance system, with the goal that the company promotes company interests and take into account, where appropriate, the legitimate interests of other stakeholders.

d) Review of the company’s corporate social responsibility policy, ensuring that it is orientated towards value creation.

e) Follow-up of social responsibility strategy and practice, and evaluation of degree of compliance.

f) Supervision and evaluation of the way relations with various stakeholders are handled.
g) Evaluation of everything related to non-financial risks to the company, including operational, technological, legal, social, environmental, political and reputational.

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h) Coordination of the process of reporting on diversity and reporting non-financial information in accordance with applicable rules and international benchmarks.
Complies

54.	That the corporate social responsibility policy include principles or commitments which the company voluntarily assumes regarding specific stakeholders and identifies, as a minimum:
a) The objectives of the corporate social responsibility policy and the development of tools to support it.

b) Corporate strategy related to sustainability, the natural environment and social issues.

c) Concrete practices in matters related to: shareholders, employees, clients, suppliers, social issues, the natural environment, diversity, fiscal responsibility, respect for human rights, and the prevention of unlawful conduct.

d) Means or systems for monitoring the results of the application of specific practices described in the immediately preceding paragraph, associated risks, and their management.

e) Means of supervising non-financial risk, ethics, and business conduct.

f) Communication channels, participation and dialogue with stakeholders.

g) Responsible communication practices that impede the manipulation of data and protect integrity and honor.
Complies

55.	That the company reports, in a separate document or within the management report, on matters related to corporate social responsibility, following internationally recognised methodologies.
Complies

56.
That director remuneration be sufficient in order to attract and retain directors who meet the desired professional profile and to adequately compensate them for the dedication, qualifications and responsibility demanded of their posts, while not being so excessive as to compromise the independent judgment of non-executive directors.

Complies

57.
That only executive directors receive remuneration linked to corporate results or personal performance, as well as remuneration in the form of shares, options or rights to shares or instruments whose value is indexed to share value, or long-term savings plans such as pension plans, retirement accounts or any other retirement plan.

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Shares may be given to non-executive directors under the condition that they maintain ownership of the shares until they leave their posts as directors. The forgoing shall not apply to shares that the director may be obliged sell in order to meet the costs related to their acquisition.
Complies

58.
That as regards variable remuneration, the policies incorporate limits and administrative safeguards in order to ensure that said remuneration is in line with the work performance of the beneficiaries and are not based solely upon general developments in the markets or in the sector in which the company operates, or other similar circumstances.

And, in particular, that variable remuneration components:

a) Are linked to pre-determined and measurable performance criteria and that such criteria take into account the risk undertaken to achieve a given result.
b) Promote sustainability of the company and include non-financial criteria that are geared towards creating long term value, such as compliance with rules and internal operating procedures and risk management and control policies.
c) Are based upon balancing short-, medium- and long-term objectives, permitting the reward of continuous achievement over a period of time long enough to judge creation of sustainable value such that the benchmarks used for evaluation are not comprised of one-off, seldom occurring or extraordinary events.

Complies

59.	That a material portion of variable remuneration components be deferred for a minimum period of time sufficient to verify that previously established performance criteria have been met.

Complies

60.	That remuneration related to company results takes into account any reservations which may appear in the external auditor’s report which would diminish said results.

Not applicable

61.	That a material portion of variable remuneration for executive directors depends upon the delivery of shares or instruments indexed to share value.

Complies

62.	That once shares or options or rights to shares arising from remuneration schemes have been delivered, directors are prohibited from transferring ownership of a number of shares

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equivalent to two times their annual fixed remuneration, and the director may not exercise options or rights until a term of at least three years has elapsed since they received said shares.

The forgoing shall not apply to shares which the director may need to sell in order to meet the costs related to their acquisition.

Explain
On December 31, 2018, the Executive Director of the company, Mr. José María Álvarez-Pallete López held a shareholding at Telefónica, S.A., which amounted to 1,351,958 voting rights, which were valuated with a price of 7.64 euros per share (according to its average value during 2018), represented 536% of his fixed remuneration. In this regard, it is noted that since his appointment as Executive Chairman, Mr. Álvarez-Pallete, as a demonstration of his commitment with Telefónica, has acquired a total of 798,704 shares.
Likewise, the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, held a shareholding at Telefónica, S.A., which amounted to 356,998 voting rights, which were valuated with the same price per share, represented 170% of his fixed remuneration.
This shareholding owned demonstrate his commitment to Telefónica, and show that his own interests are aligned with the other shareholders' interests.
On the other hand, the Remuneration Policy for the Directors of Telefónica, S.A., approved by the Company's General Shareholders' Meeting on June 8, 2018, introduces, among others, the following novelties:

–
It involves a new Long-Term Incentive Plan aimed at the Executive Directors, which establishes that at least 25% of the shares delivered derived from the Plan will be subject to a period of retention of no less than one year.

–
Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two annuities of their gross fixed remuneration, while they continue to remain on the Board of Directors and develop executive functions, establishing a five years period from the commencement of the Policy or, in the case of Executive Directors appointed thereafter, since their appointment, to achieve this objective.

63.
That contractual arrangements include a clause which permits the company to seek reimbursement of variable remuneration components in the event that payment does not coincide with performance criteria or when delivery was made based upon data later deemed to be inaccurate.

Partially complies
The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.
That payments made for contract termination shall not exceed an amount equivalent to two years of total annual remuneration and that it shall not be paid until the company has verified that the director has fulfilled all previously established criteria for payment.

Explain

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With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of their previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Every annual payment includes the last fixed remuneration and the arithmetic average of the last two variable annual remuneration received according to contract.

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H. Further information of interest
1. If there is any aspect regarding corporate governance in the company or other companies in the group that have not been included in other sections of this report, but which are necessary in order to obtain a more complete and comprehensible picture of the structure and governance practices in the company or group, describe them briefly below.
--
2. This section may also be used to provide any other information, explanation or clarification relating to previous sections of the report, so long as it is relevant and not redundant.
Specifically, state whether the company is subject to any corporate governance legislation other than that prevailing in Spain and, if so, include any information required under this legislation that differs from the data requested in this report.
3. The company may also state whether it voluntarily complies with other ethical or best practice codes, whether international, sector-based, or other. In such a case, name the code in question and the date the company began following it. It should be specifically mentioned that the company adheres to the Code of Good Tax Practices of 20 July, 2010

- Note 1 to section A.2.]
On February 6, 2019, BlackRock, Inc. informed to the Securities Exchange Commission that its shareholding on the share capital of Telefónica, S.A. was 5.4%.
On February 1, 2019, BlackRock, Inc. informed to the Spanish National Securities Market Commission (CNMV) that, at January 31, 2019, its shareholding on the share capital of Telefónica, S.A. was 5.077%.
Likewise, and in accordance with the submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on June 1, 2018, on June 20, 2018, on November 16, 2018, on January 23, 2019 and on February 1,2019, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:
1.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Lux Finco S.a.r.l., BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.
2.- BlackRock, Inc, Trident Merger, LLC, BlackRock Investment Management, LLC.
3.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited.
4.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.
5.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock International Limited.

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6.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc, BlackRock Institutional Trust Company, National Association.
7.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.
8.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc.
9.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.
10.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.
11.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.
12.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Capital Holdings, Inc, BlackRock Advisors, LLC.
13.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Advisors (UK) Limited.
14.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.
15.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock (Netherlands) B.V.
- Note 2 to Section A.3.]
The General Shareholders' Meeting held on May 30, 2014 approved a long-term incentive plan intended for members of the Group's management team (including the Executive Directors), also known as the Performance & Investment Plan ("PIP").
The second cycle of that Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for second cycle of the Plan (2015-2018), so no shares were delivered to the Executive Directors participating in this cycle.
As for the third cycle of this Plan (2016-2019), the Company's Board of Directors, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
On the other hand, the General Shareholders' Meeting held on June 8, 2018 approved a new Long-Term Incentive Plan ("Performance Share Plan - PSP"), consisting of the delivery of shares in Telefónica, S.A., aimed at Telefónica Group directors, including Telefónica Executive Directors who, complying with the requirements established for this purpose at any time, are invited to participate. The duration of the Plan will be five (5) years and will

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be divided into three cycles (3) of three (3) years each (i.e., with delivery of the shares corresponding to each cycle after three years from the start of each cycle), independent among them. The first cycle began on January 1, 2018 (with delivery of the shares that correspond in 2021), the second cycle began January 1, 2019 (with delivery of the corresponding shares in 2022), and the third will begin January 1, 2020 (with delivery of the shares that correspond in 2023). In relation to the first cycle of this plan, taking into consideration the average weighted share price of Telefónica, S.A. in 30 trading days prior to January 1, 2018 and their respective fixed annual remuneration in force in 2018, with the maximum possible number of shares in the event of maximum compliance with the established objectives is to be received by Mr José María Álvarez-Pallete López, with 421,000 shares and, by Mr Ángel Vilá Boix, 312,000 shares. In relation to the second cycle of this plan, (whose shares were assigned in February 2019),taking into consideration the average weighted share price of Telefónica, S.A. in 30 trading days prior to January 1, 2019 and their respective fixed annual remuneration in force in 2019, with the maximum possible number of shares in the event of maximum compliance with the established objectives is to be received by Mr José María Álvarez-Pallete López, with 468,000 shares and, by Mr Ángel Vilá Boix, 347,000 shares.
-Note 3 to Section C.1.16.J
Selection and appointment
Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders Meeting. Directors are appointed for a period of no longer than four years, and may be re-elected for one or more subsequent periods of no longer than four years at a time. The Board of Directors may, in accordance with the Spanish Corporations Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.
The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders Meeting.
Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favourable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee. Proposals for individuals to represent legal entities (companies) have to be made following a report by the Nominating, Compensation and Corporate Governance Committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must assess the skills, knowledge and experience required in the Board of Directors, defining the functions and abilities needed by candidates to cover each vacancy, and evaluating the time and dedication needed for them to efficiently perform their duties. It will also have to escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the design to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.
In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.
The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

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In any event, and in the event of re-election or ratification of Directors by the General Shareholders Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.
The Board of Directors will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias would could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.
With respect to this, the Board of Directors approved, at their meeting held on November 25, 2015, a Board Member Selection Policy. Likewise, on December 13, 2017, the Board of Directors approved an update of this Policy to include the Diversity Policy applicable to the Board of Directors. It was therefore renamed the Diversity Policy with respect to the Telefónica, S.A. Board of Directors and the Board Member Selection. It also includes the latest regulatory standards regarding diversity. The aim of this Policy is to ensure that the proposed appointment or re-election of Board Members is based on a preliminary analysis of the needs of the Board of Directors, and favors the diversity of knowledge, education and professional experience, age, and gender, but without implicit biases that could entail any discrimination, specifically based on gender, disability, or any other personal condition.
This Diversity Policy, with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, is available on the corporate website of the Company.
The result of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.
Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director selection policy is complied with, and will report with such information in the Annual Corporate Governance Report.
Re-election
Directors can be re-elected once or several times for the same periods as the initial period.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.
Appraisal
In accordance with the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee has the powers to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body, after which the Board of Directors approves the assessment of its function and the functioning of its Committees.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

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Removal and dismissal
Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders Meeting in the exercise of the powers legally granted to them.
Directors who give up their place before their tenure expires, should state their reasons in a letter to be sent to all members of the Board of Directors.
The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.
The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
-Note 4 to Section C.2.1.J
The Audit and Control Committee of Telefónica, S.A. is regulated under article 39 of the corporate bylaws of the Company, and under article 22 of the Board of Directors regulations. Likewise, and in order to comply with the recommendations of Technical Guide 3/2017 of the Spanish National Securities Market Commission regarding Audit Committees of Public Interest Companies, the Board of Directors approved the regulations of the Audit and Control Committee of Telefónica, S.A. at their meeting held on December 13, 2017, which regulates the aforementioned Committee under the following terms:
a) Composition.
The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors. When appointing its members, and, in particular, when appointing its Chairman, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management. Overall, the members of the Committee will have the adequate technical knowledge in relation to the Company's sector of activity.
The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.
b) Duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:
1) Report to the General Shareholders Meeting regarding matters addressed in the Committee for which it is responsible, and, in particular, regarding the result of the audit, and explain how the audit has improved the integrity of the financial information and the function played by the Committee in this process.
2) Escalate proposals for selection, appointment, re-election and replacement of the external auditor to the Board of Directors, taking responsibility for the selection process as established in prevailing laws, as well as the recruitment conditions, and regularly gather information from the auditor about the audit plan and its execution, as well as safeguarding its independence in exercising its functions.
3) To supervise internal audit and, in particular:
a) Ensure the independence and efficiency of the internal audit function;

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b) Propose the selection, appointment and removal of the person responsible for the internal audit;
c) Propose the budget for such service;
d) Review the annual internal audit work plan and the annual activities report;
e) Receive periodic information on its activities; and
f) Verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4) Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.
5) Monitor the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the Auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:
a) the types of risk (operational, technological, financial, legal and reputational) facing the company;
b) the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and
c) the control and information systems to be used to control and manage these risks.
6) Establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.
7) Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorization of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualized information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.
8) Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in point 7) above, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.
9) Analyze and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.
10) Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:
1. The financial information that the Company must periodically disclose;

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2. The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and
3. Related party transactions.
11) Exercise all the pertinent functions of the Audit Committee established at any given time by prevailing laws in regard to Group companies which are considered to be Public Interest Entities (as these are defined in applicable laws), provided that they are fully owned, either directly or indirectly, by the Company pursuant to applicable laws, and whose administration is not attributed to a Board of Directors.
The dispositions of sections 2, 7 and 8 are understood to be without prejudice to general auditing regulations.
c) Operation.
The Audit and Control Committee must have access to appropriate, opportune and enough information, for which:
- The Chairman of the Committee and, if it is considered opportune or is requested, the rest of its members, will maintain regular contact with the key personnel involved in the governance and management of the Company.
- The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the rest of the Committee Members, far enough in advance so that they can analyze it before their meetings.
The Audit and Control Committee, the Committee, shall meet at least once a quarter and whenever deemed necessary, with prior notice from their Chairman.

In any case, the Committee shall meet, at a minimum, when annual or intermediate financial information is published, and, in these cases, the meeting shall have the presence of the Internal Auditor and, if any kind of revision is issued, the Account Auditor.

Likewise, in the performance of its duties, the Committee may require the attendance of the Account Auditor, any employee or Company Manager, and the experts deemed necessary at its meetings.

Attendance at formal Committee meetings is preceded by the sufficient dedication of its members to analyze and evaluate the information received.

Likewise, the Committee has a secretary, who has the necessary attendance to plan meetings and agendas, for the drafting of the documents and minutes of the meetings, and for the collection and distribution of information, among other tasks.

In order to have an appropriate scheduling that makes it possible to ensure compliance with the effectively pursued objectives, the Committee establishes an Annual Work Plan.

The meetings are planned by the Chairman of the Committee, who notifies these meeting to the meeting secretary so that its members receive the documentation with enough notice. All of this keeping in mind that the Committee members have mainly supervisory and advisory duties, without intervening in the execution or management, as these are the duties of management.

Most important actions during the year and exercise of its duties.
The main activities and actions carried out by the Audit and Control Committee of the Telefónica, S.A. Board of Directors throughout 2018 have been related to the powers and duties that correspond to this Committee, either by legal requirements or from the interest that arises in each case with respect to the aforementioned powers. Therefore, the Audit and Control Committee has performed, among others, the following jobs:

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- Regarding finances: i) revision of the financial information of the Company (Annual Account and Management Reports related to 2017, quarterly and semi-annual periodic financial information of Telefónica Group and the Public Interest Companies of the Group, for which this Committee has assumed the duties of the Audit Committee, and Alternative Performance Measurements, included in the Company Financial Information); ii) revision of the financial debt situation of Telefónica Group, and its development throughout the year; iii) revision of the informative brochures presented by the Company before the different supervisory bodies (among others, 20-F Annual Report and several informative brochures for financing operations, shares and debt); and iv) revision of monographic presentations on financial aspects and modifications to the accounting regulations. Likewise, the Committee has reviewed the non-financial and diversity information prepared by the Company in accordance with the current regulation.
- Regarding the external auditor: i) proposal of fees to be received by PwC as the Account Auditor for 2018; and ii) revision of the auditing works and limited revisions made by the external auditor with respect to the aforementioned financial information.
- Regarding internal control: i) revision of the works performed by Internal Auditing regarding the revision of transversal processes, investigations and inspections; and ii) revision of the risk management system.
- Regarding compliance, revision on regulatory compliance, including anti-corruption standards.
- Other relevant issues: i) 2017 Report of the Audit and Control Committee regarding related operations; ii) monthly Report of the Telefónica, S.A. Treasury Stock Management Team Supervisor regarding treasury stock operations; iii) review that the financial information published on the Company website is constantly updated and coincides with that which has been formulated, in each case, by the Board of Directors, and published on the CNMV website; and iv) periodic training to ensure the Committee members are updated on information.
Furthermore, regarding to the Directors of the Audit and Control Committee who have been appointed taking into account their knowledge and experience in accounting, audit or both, are Mr. José Javier Echenique Landiríbar and Mr. Ignacio Moreno Martínez.
-Note 5 to Section C.2.1.J
Pursuant to the provisions of Article 25 of the Regulation of the Board of Directors of the Company, the Service Quality and Customer Service Committee is regulated in the following terms:
a) Composition.
The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
1) To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.
2) To evaluate levels of customer service provided by the companies of the Group to their customers.
Most important actions during the year and exercise of its duties.

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In the 4 meetings held by the Service Quality and Customer Service Committee in 2018, it analysed the quality metrics of the main services provided by Telefónica Group companies, while the levels of commercial attention these companies provide to their customers was assessed.
As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.
-Note 6 to Section C.2.1.J
Subject to article 20.b) of the Board of Directors' Regulation, the Board has created the Strategy and Innovation Committee:
a) Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Strategy and Innovation Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategy and Innovation Committee shall be:
1) To support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.
2) To advise and assist in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.
Most important actions during the year and exercise of its duties.
The Strategy and Innovation Committee held 10 meetings in the 2018 year, in which it analysed a number of different issues, which mainly concerned the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business, and questions relating to these matters.
Likewise, it performed a regular monitoring of the Company’s innovation projects, providing guidance and offering its support to help ensure its implementation and development across the Group.
As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the directors with the necessary documentation, so that it can take such actions into account when performing its duties.
-Note 7 to Section C.2.1.J
Pursuant to the provisions of Article 40 of the Corporate Bylaws of Telefónica, S.A., Article 23 of the Regulations of the Board of Directors of the Company regulates the Nominating, Compensation and Corporate Governance Committee in the following terms:
a) Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and

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shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.
b) Duties.
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1) Assess the skills, knowledge and experience necessary in the Board of Directors. For these purposes, it will define the roles and capabilities required of the candidates to fill each vacancy, and assess the time and dedication necessary for them to efficiently perform their duties.
2) Set a target of representation for the least represented gender on the Board of Directors and provide guidelines about how this target might be reached.
3) Escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.
4) Submit proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposals for appointments or termination of the Secretary, and, if applicable, of the Deputy Secretary of the Board of Directors, and also proposals for the appointment, re-election and termination of Directors in their subsidiary companies.
5) Report on proposals to appoint or to terminate the Senior Management of the Company and their subsidiaries.
6) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.
7) To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.
8) To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of these Regulations.
9) To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.
10) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.
11) To propose to the Board of Directors, within the framework established in the Corporate Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.
12) To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.
13) To prepare and propose to the Board of Directors an annual report regarding the Directors' compensation policy.
14) To verify information on the remuneration of Directors and senior management contained in the various corporate documents, including the annual report on Directors' remuneration.
15) To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

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16) To exercise other powers assigned to the Nominating, Compensation and Corporate Governance Committee in this Regulation.
c) Operation.
In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.
The Nominating, Compensation and Corporate Governance Committee will consult with the Chairman of the Board of Directors particularly when concerning matters relating to executive directors and senior officers.
Most important actions during the year and exercise of its duties.
The main activities and actions carried out by the the Nominating, Compensation and Corporate Governance Committee of the Telefónica, S.A. Board of Directors throughout 2018 have been linked to the powers and duties corresponding to this Committee, either by legal requirements or from the interest that arises in each case with respect to the aforementioned powers. Therefore, the Nominating, Compensation and Corporate Governance Committee has analyzed and reported on, among others, the following issues:

–	The remuneration policy and system of the Telefónica Group Board Members and Management (fixed and variable remuneration, and action plans).
In particular, the Committee submitted to the Company's Board of Directors, for approval by the Ordinary General Shareholders' Meeting, the proposed remuneration policy for the Directors of Telefónica, S.A., for the three-year period 2019-2021. This remuneration policy was approved by the Company's General Shareholders' Meeting on June 8, 2018.
The main novelties introduced in the new Directors' remuneration policy, which maintains the basic outlines applied in the previous financial years, are as follows:
•Regarding the Annual Variable Remuneration, in the case of targets overachievement, it has been set a new maximum level of 233.10% of Fixed Remuneration (129.5% of the target annual variable remuneration) for the Executive Chairman and 194.25% of Fixed Remuneration (129.5% of the target annual variable remuneration) for the Chief Executive Officer.
•A new Long-Term Incentive Plan is introduced for the Executive Directors, among other members. This Plan features the following:
1. A maximum incentive limit for each cycle of the plan of 250% of the Annual Fixed Remuneration for the Executive Directors.
2. In addition to the economic-financial targets and targets related to creating value for shareholders, the possibility of setting targets linked to sustainability, the environment, society or good governance with a maximum overall weight of 10%.
3. At least the 25% of the shares that are awarded under the Plan will be subject to a retention period of one year.
•The Executive Directors must hold (directly or indirectly) a number of shares (including those awarded as remuneration) equivalent to two years’ gross fixed remuneration for as long as they are members of the Board of Directors and perform executive duties.

–	Proposals for appointments related to the Telefónica, S.A. Board of Directors and its Committees, and with the Boards of subsidiary companies
To this respect, the Nominating, Compensation and Corporate Governance Committee proposed and/or reported, as applicable, the appointment of Telefónica, S.A. Board Members in 2018, addressing

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the solvency, competency, experience, professional merits and availability of the candidates to dedicate the necessary time and effort for the effective performance their duties, exclusively considering their individual and professional characteristics.
Thus, in its meeting held on January 30, 2018 the Committee favourably informed the appointment by co-option as Proprietary Director, and at the proposal of CaixaBank, S.A., of Mr. Jordi Gual Solé, after the voluntary resignation from its position as Board Member presented by Mr. Antonio Massanell Lavilla. Likewise, at the aforementioned meeting on January 30, 2018, the Committee favourably informed the appointment of the Proprietary Director Mr. Jordi Gual Solé as Member of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.
Furthermore, at its meeting held on April 24, 2018, the Committee proposed to the Company’s Board of Director the appointment by co-optation of Ms. María Luisa García Blanco, after the voluntary resignation from their positions as Board Members, presented by Ms. Eva Castillo Sanz.
Likewise, at its meeting held on May 29, 2018, the Committee proposed the appointment of the Independent Director Ms. María Luisa García Blanco as Member of the Service Quality and Customer Service Committee, and of the Regulation and Institutional Affairs Committee. Likewise, at the aforementioned meeting on May 29, 2018, the Committee proposed the appointment of the Independent Director Mr. Peter Löscher as Member of the Service Quality and Customer Service Committee.
Additionally, the Committee favorably informed and/or proposed, as the case may be, the re-election and ratification of Telefónica, S.A. board members by the Company General Shareholder's Meeting held on June 8, 2018, after having taken into consideration and evaluated the duties performed and the dedication given by the aforementioned Board Members during his/her year of duty, basing the entirety of the proposals on a preliminary analysis of the needs of the Board of Directors, whose purpose is to favor the diversity of knowledge, experiences and gender.
Thus, the aforementioned Ordinary General Shareholders' Meeting approved, at the proposal of the Company's Board of Directors, the re-election of Mr. Luiz Fernando Furlán, Mr. Francisco Javier de Paz Mancho, and Mr. José María Abril Pérez, as well as the ratification of the appointment by co-optation of Mr. Ángel Vilá Boix, Mr. Jordi Gual Solé, and Ms. María Luisa García Blanco.

–	Proposals for the appointment of Board Members at the subsidiary companies of the Telefónica Group.

–	Appointment proposals related with the Senior Management and the organizational structure of the Telefónica Group.

–	Corporate Governance Report and Remuneration Report 2017.
-Note 8 to Section C.2.1.J
Subject to article 20.b) of the Board of Directors' Regulation, the Board has created the Regulation and Institutional Affairs Committee:
a) Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Regulation and Institutional Affairs Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Regulation and Institutional Affairs Committee shall have, at least, the following duties:

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1) To carry out, through study, analysis and discussion, permanent monitoring of the main matters and themes of the regulatory order that affect the Telefónica Group at all times.
2) To provide a channel for communication and information between the management team and the Board of Directors in statutory matters and, when appropriate, to bring to the knowledge of the latter matters that are considered relevant to the Company, or to any of the companies in the Group and on which it may be necessary or convenient to adopt a decision or to establish a specific strategy.
3) To review, report and propose to the Board of Directors the principles that must guide the Group’s Sponsorship and Patronage policy, monitor such policy and individually approve all sponsorships or patronages that exceed the limit set by the Board, and that have to be approved by the Board.
4) To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
The Reputation and Corporate Responsibility strategy is implemented through the Global Responsible Business Plan. This plan includes objectives in aspects such as: ethical behavior, human rights, customer promise, environment, climate change, supply chain, digital trust, talent and diversity, and sustainable innovation, as well as other topics that are identified as risks or opportunities for the company in relation to sustainability. The Commission is also pursuing recurrent issues such as reputation metrics and sustainability and reputation risk mapping.
Most important actions during the year and exercise of its duties.
The Regulation and Institutional Affairs Committee held 11 meetings in the 2018 year, have been analysed and debated:

•
The regulatory matters of most significance for the Telefónica Group, were set out in the Regulatory Agenda; at global and European Union level, by regions (Europe and Latin America) and by countries. The most significant developments, as set out in the aforementioned Regulatory Agenda, are updated in each meeting, and in the specific documents or reports submitted to the Committee, when deemed advisable.

•
A continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, and the Sponsorships presented by the Institutional Relations and Sponsorships area of Telefónica, S.A., and, on the other hand, the Corporate Social Responsibility of the Telefónica Group and of the most significant issues in this field of Sustainability (ethical behavior, sustainable innovation, digital confidence, supply chain, talent and diversity management, customer, environment and climate change), including Responsible Business Plans, and Integrated Annual Report.

•	The most relevant institutional milestones of the Telefónica Group with regard to the Company's Institutional Relations.
As with the other Board Committees, the relations between this Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.
-Note 9 to Section C.2.1.J
As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
All Committees shall also draw up an internal Activities Report (where, in the case of the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, the Operating Report is named), summarizing the main activities and actions taken during the previous year, detailing the issues

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discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.
-Note 10 to Section C.2.1.J
Mr. Ángel Vilá Boix is the Chief Operating Officer (C.O.O.).
-Note 11 to Section D.6.J
Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•
With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.
For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.
Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•
Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favorable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfill the three following requirements:

Telefónica, S.A. 243

2018 Management Report

1.º they are performed by virtue of contracts whose conditions are standardized and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.

•
With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.

In accordance with that established in this regulation, the people with management responsibilities, their administrative personnel and the managers or employees of Telefónica Group who have privileged information, or participate or have access to or knowledge of a confidential operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company Regulatory Compliance Unit aware of these operations that would potentially entail the manifestation of conflicts of interest.

_____________________
Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum -a body in which major Spanish companies and the Spanish tax authorities participate-, and complies with the content of the same.
Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 20, 2019.
List whether any directors voted against or abstained from voting on the approval of this report.
No

Telefónica, S.A. 244

2018 Management Report

APPENDIX TO THE TELEFÓNICA, S.A. 2018 ANNUAL CORPORATE GOVERNANCE REPORT

E.3     Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

Please refer to section "Risk factors associated with the issuer" within the Management Report 2018.

Telefónica, S.A. 245

Telefónica, S.A. and its subsidiaries

Auditor's Report,
Consolidated Annual Accounts, and
Consolidated Management report
at December 31, 2018

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the consolidated annual accounts

To the shareholders of Telefónica, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Telefónica, S.A. (the Parent company) and its subsidiaries (the Group), which comprise the balance sheet as at December 31, 2018, the income statement, statement of other comprehensive income, statement of changes in equity, cash flow statement and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at December 31, 2018, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with the legislation governing the audit practice in force in Spain. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated annual accounts section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with the legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, nor have situations or circumstances arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was addressed in the audit
Goodwill measurement	
Goodwill arising from business combinations completed in the countries in which the group operates forms a considerable part of the Telefónica Group's assets. As described in note 7, goodwill amounts to €25,748 million at 31 December 2018. To assess if there is an impairment in the goodwill, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may no longer be recoverable and that an impairment loss may have occurred. As described in notes 3.c) and 3.m), the recoverable amount is determined by calculating the value in use of the cash-generating units to which the goodwill relates, based on the strategic plans approved by the Board of Directors. This is a key audit matter because it involves a complex calculation that requires a high degree of judgement when estimating key assumptions such as revenue growth, the operating margin trend, the ratio of long-term investments, the discount rate and the terminal growth rate. These assumptions may be significantly affected by future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates. As described in note 7, an impairment loss of €350 million was recognised during the year on the goodwill related to the Mexico cash-generating unit as a result of the worsening of macroeconomic conditions in that country, aggravated by specific market and competition factors in the local market. As described in note 7, the recoverable amount of the Argentina cash-generating unit shows an increased risk of impairment of the goodwill allocated to it due to changes in the key assumptions.	We have carried out audit procedures, assisted by our valuation experts, on the process followed by the directors and management to determine the recoverable amount of the cash-generating units to which the goodwill relates, including: • Understanding of the control environment, analysis and verification of the relevant controls over the process for assessing goodwill impairment in order to determine the recoverable amount of the cash-generating units. • Verification of the consistency of the data used to calculate value in use with respect to the strategic plans approved by the Board of Directors. • Analysis of the degree of fulfilment of the strategic plan approved in the previous year. • Assessment of the key assumptions employed to determine the recoverable amount, testing reasonableness and consistency based on a comparison with market information. • Assessment of the reasonableness of the sensitivity analyses defined by the Telefónica Group's management. • Checking of the disclosures included in the consolidated annual accounts in accordance with applicable legislation. On the basis of the procedures carried out, we consider management's assessment to be reasonable as the estimation of key assumptions is within a reasonable range and the conclusions drawn on the value of goodwill are consistent with the information contained in the accompanying consolidated annual accounts.

2

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was addressed in the audit

Revenue recognition

Revenue from the Telefónica Group's net sales and provisions of services derives mainly from the provision of various telecommunications services including traffic, periodic fees for the use of the network, digital services such as pay TV and other products and services. Revenue from these products and services, which may be sold separately or together in commercial packages, is allocated to each performance obligation based on the separate selling prices of each individual component in relation to the total price of the package and is recognised as the obligation is fulfilled.

In the telecommunications industry, the recognition of revenue under customer contracts is treated as a significant inherent risk, given the complexity of the computer systems involved, the high volume of transactions and changes to the transaction price due to rate updates and commercial actions affecting the products and services provided.

The Group's adoption of IFRS 15 "Revenue from contracts with customers" during 2018, required the assessment of its impact on financial information, the update of revenue recognition processes and the deployment of additional computer software. IFRS 15 was adopted January 1, 2018 and applied retrospectively, recognising an adjustment that increased the opening balance of "Retained earnings" and "Non-controlling interest" on the date of first-time adoption, as indicated in note 2.

Where the revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognised for services rendered and not yet billed at the year end. These estimates are based on data from different sources, processed by information systems.

We identify this topic as a key audit matter due to the complexity of the process for estimating recognised revenue not yet billed, based on the systems supporting the information and the level of judgement employed.

See notes 3.l), 12 and 23 to the accompanying consolidated annual accounts.

We have carried out audit procedures, assisted by our IT system specialists, on the revenue recognition process, including:

- Understanding and assessment of the accounting policies employed by management to determine, calculate and account for the revenue recognised. In particular, the criteria and practical solutions applied to adopt IFRS 15.
- Assessment of the calculation methods used to determine the initial impact of the adoption of IFRS 15 at January 1, 2018.
- Understanding of the control environment, assessment and verification of relevant controls over the process and the general IT controls over the main systems and applications involved in the process.
- Assessment of the reasonableness of the criteria employed by management to estimate revenue recognised and not yet billed.
- Tests of detail on revenue transactions using sampling techniques and checking the evidence supporting the transactions.
- Tests of detail on billings completed following the year end and consistency with the estimates made, using sampling techniques.
- Checking of the disclosures included in the consolidated annual accounts.

On the basis of the procedures carried out, we consider management's estimate to be reasonable as regards the recognition of revenue from net sales and provisions of services not yet billed at the year end.

3

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was addressed in the audit
Provisions and contingent liabilities for tax and regulatory litigation in Brazil As described in note 21, the Telefónica Group is exposed to risks relating to claims and lawsuits of different kinds associated with ordinary activities in the industry and countries in which it operates. As explained in notes 21, 22 and 26, in the specific case of Brazil there are significant contingencies and litigation of a tax and regulatory nature which, given the complexity of the taxation framework and the specific regulations applicable to the country's telecommunications industry, require special attention and are therefore a key audit matter. In view of the uncertainties surrounding the resolution of these matters, management must use significant judgement, together with the Group's tax and regulatory advisors, to ascertain the probability of an outflow of funds, the timing and the outlay that will be necessary to settle the obligation (see Note 3.m).	We have performed audit procedures on the process followed by the Telefónica Group to identify and assess lawsuits and claims in progress in Brazil, including: • Understanding and assessment of relevant internal controls related to the identification, recognition and correct disclosure of contingencies. • Obtainment of confirmations from Telefónica Brasil, S.A.'s legal counsels for the tax and regulatory processes, as well as management's assessment of the amounts of the contingencies and the probability that they will result in a loss. • For significant tax and regulatory processes entailing more subjective and complex interpretations, obtainment, through management, of a second opinion from reputable, independent specialists on the causes, loss forecasts, arguments and/or defence arguments. • Meetings with management to discuss and assess, assisted by our experts, the conclusions reached in connection with the most significant contingencies. • Assessment of the correct disclosure of the contingencies in the consolidated annual accounts. On the basis of the procedures carried out, we consider management's estimates to be reasonable and consistent with the information contained in the accompanying consolidated annual accounts on the provisions and contingent liabilities for tax and regulatory litigation in Brazil.
Significant transactions: Taxes recoverable under court judgements in Brazil As described in note 11, in 2018 the Group has recognised an asset of €1,454 million in the financial statement line "Credits and other financial assets" of the consolidated statement of financial position, as a result of the favourable outcome of the court proceedings in progress during 2018 in relation to the Group's subsidiaries in Brazil, Telefónica Brasil, S.A. and Telefónica Data, S.A.	We have carried out audit procedures to assess the accounting treatment of these transactions, including: • Understanding of the control environment, assessment and verification of relevant controls over the accounting treatment afforded to the transactions.

4

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was addressed in the audit
The favourable court judgements recognise the right to exclude the state tax on goods and services (ICMS) from the calculation base for the Company's contributions to the PIS (Programa de Integração Social) and to COFINS (Contribuição para Financiamento da Seguridade Social) for the periods covered by the litigation processes. The Group began to offset the above-mentioned credits as from August 2018. In October 2018, the competent authority in Brazil has initiated an inspection in order to authorise those credits, restricting the compensation of these credits until the inspection is concluded. However, the Company's directors have taken the necessary legal actions to ensure the continuity of the offsetting of the credits. The Group in Brazil has a further three court proceedings of the same nature in progress, covering various periods from December 2001 to June 2017, which have been treated as contingent assets at December 31, 2018 as described in note 11. We identify this as a key audit matter due to the significant impact of these transactions on the consolidated annual accounts and the judgement applied by management to determine the timing of recognition and the classification of the credits in the accompanying consolidated annual accounts.	• With the help of our specialists, we assessed management's findings based also on opinions of reputable, independent experts so as to determine the correct timing of recognition and value of the credits resulting from favourable court judgements. • Obtainment and analysis of the calculations prepared by the Company, assisted by experts commissioned by management, to estimate the values of the taxes to be recovered and the relevant monetary discount applicable to the period to which the judicial proceeding relates. • Assessment of management's findings regarding the accounting treatment applied to the transactions and the recognition and classification of the transactions in the consolidated annual accounts. • Assessment of the relevant disclosures included in the accompanying notes to the consolidated accounts. On the basis of the procedures performed, we consider the accounting treatment afforded by management is reasonable and consistent with the information disclosed in the accompanying consolidated annual accounts.
Information systems The Telefónica Group's activity relies significantly on its information systems and technological structure, which includes a large number of different applications and systems used in the Group companies' operations. During 2018, the Group has been implementing plans to strengthen general IT controls and transform some of the systems that support processes relevant to financial information. A suitable internal control environment for systems and applications forming part of the technological structure is critical to assure correct processing and the integrity of the information included in the consolidated annual accounts. In this context of improving general IT controls and technological changes, the control environment for access to data, programs and systems, and for system migration, has been treated as a key audit matter.	With the help of our IT system specialists, our work consisted of understanding the internal control environment and assessing and verifying relevant controls over the systems and applications that support the Telefónica Group's financial information, including the improvements undertaken in access management and program changes. In addition, and in view of the technological changes identified, our procedures included analysing the effectiveness of controls over system migrations both from a technological viewpoint and in connection with the integrity of financial information. On the basis of the proceedings carried out, we have not identified significant aspects that affect the information contained in the accompanying consolidated annual accounts.

5

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was addressed in the audit
Argentina – hyperinflationary economy	
The Telefónica Group carries on a part of its business in Argentina. As described in note 2, cumulative inflation in the past three years in the Argentinian economy has exceeded 100%. Pursuant to IAS 29 "Financial reporting in hyper-inflationary economies", management has treated Argentina as a hyperinflationary economy when preparing the consolidated annual accounts, in line with market consensus. Under that standard, the financial statements of Argentinian subsidiaries whose functional currency is the Argentine peso have been restated to reflect the inflation adjustment and have been translated to euro at the year-end exchange rate. The opening balance at January 1, 2018 includes the positive impact of €2,033 million on the Group's equity. In view of the effect of the standard on the consolidated annual accounts, we consider the assessment of the accounting policy applied by the Group, the recognition of the effects and presentation in the consolidated annual accounts to be a key audit matter.	We have carried out audit procedures to assess the accounting treatment afforded to this matter, including: • Understanding of the Group's processes for monitoring indicators and judgements applied by management to deem Argentina to be a hyperinflationary economy. • Understanding of the accounting policy applied by management to determine the presentation of the accounting effects in the consolidated annual accounts. • Understanding of the control environment, assessment and verification of relevant controls over the process followed by management to account for Argentina as a hyperinflationary economy. • Tests of detail on inflation rates used, the inflation adjustment calculation method and the application of the year-end exchange rate. • Checking of the disclosures included in the consolidated annual accounts. On the basis of the procedures performed, we have not observed any incidents relating to the accounting treatment afforded by management and the information included in the accompanying consolidated annual accounts.
Change of accounting policy for presenting the effects of hyperinflation	
The Group has been operating in Venezuela, a country recognised to be a hyperinflationary economy, since 2009. The Group's subsidiaries in this country restate their accounting records in accordance with IAS 29 based on estimated inflation each year. Since Venezuela was classified as a hyperinflationary economy, the Group chose to present the effects of hyperinflation and of the currency translation differences associated with these subsidiaries net in the item "Translation differences", in the consolidated statement of comprehensive income, as an accounting policy when preparing its consolidated annual accounts.	We have carried out audit procedures to assess the change of accounting policy described, including: • Understanding and assessment of the choice of accounting policy and fulfilment of the IFRS-EU. • Assessment of the reasonableness of management's judgements whereby the new accounting policy is deemed to provide more reliable financial information, including an evaluation of the control environment in the decision-making process. • Tests of detail on the quantitative impacts.

6

Telefónica, S.A. and its subsidiaries

Key audit matters	How the matter was addressed in the audit
During 2018, the Group changed its choice of accounting policy and began to recognise the effects of hyperinflation and of the currency translation differences net in the item "Retained earnings", resulting in a restatement of the 2016 and 2017 comparative figures for subsidiaries from Venezuela. In 2018, this new accounting policy has also been applied to subsidiaries in Argentina, after being considered as a country with a hyperinflationary economy. Management's considerations and judgements on the change of accounting policy under IAS 8, have been treated as a key audit matter. See Note 2 to the accompanying consolidated annual accounts.	• Checking of the disclosures in the consolidated annual accounts. On the basis of the procedures carried out, we consider the management's considerations and judgements on accounting policy are reasonable and consistent with the information included in the accompanying consolidated annual accounts.

Other information: Consolidated management report

Other information refers exclusively to the 2018 consolidated management report, the preparation of which is the responsibility of the Parent's directors and is not an integral part of the consolidated annual accounts.

Our opinion on the consolidated annual accounts does not cover the consolidated management report. Our responsibility regarding the information contained in the consolidated management report is defined in the regulations governing financial statement audit work, which establish two distinct levels of responsibility:

a) A specific level applicable to the consolidated non-financial statement and to some of the information included in the Annual Corporate Governance Report, as defined in article 35.2. b) of Spanish Law 22/2015, the Audit Act, which consists of solely checking that the required information has been provided in the management report or where appropriate, a reference to the separate report on non-financial information has been included on this one as required by regulations; otherwise, reporting that it has not.

b) A general level applicable to the rest of the information included in the consolidated management report, which consists of assessing and reporting on the consistency of the said information with the consolidated annual accounts based on the knowledge of the Group obtained in the course of auditing the said statements (not including other information not obtained as evidence during the course of the audit); and assessing and reporting on whether the content and presentation of this part of the management report are in conformity with applicable regulations. If, based on the work carried out, we conclude that there are material misstatements, we are required to disclose them.

Based on the work performed, as described before, we can confirm that the specific information stipulated in item a) above has been provided in the consolidated management report and that the rest of the information contained in the consolidated management report is consistent with that provided in the 2018 consolidated annual accounts and, that its content and presentation are in conformity with applicable regulations.

7

Telefónica, S.A. and its subsidiaries

Responsibility of the directors and the audit and control committee for the consolidated annual accounts

The Parent company's directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company's directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company's directors.

- Conclude on the appropriateness of the Parent company's directors' use of the going concern basis and, based on the audit evidence obtained, conclude whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

8

Telefónica, S.A. and its subsidiaries

- Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Parent company's audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate to the audit and control committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated to the Parent company's audit and control committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

Report to the Parent company's audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the Parent company's audit and control committee dated February 19, 2019.

Appointment period

The General Ordinary Shareholders' Meeting held on May 12, 2016 appointed us as auditors of the Group for a period of three years, as from the year ended December 31, 2017.

Services provided

Services provided to the audited Group for services other than the audit of the accounts are described in note 26.e) of the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Virginia Arce Peralta (16096)

February 21, 2019

9

2018
Consolidated financial statements (Consolidated annual accounts) and Consolidated management report for 2018
Telefónica, S.A. and subsidiaries composing the Telefónica Group

CONSOLIDATED ANNUAL ACCOUNTS

2018 Consolidated Financial Statements

Telefónica Group
Consolidated statements of financial position at December 31

Millions of euros	Notes	2018	2017
ASSETS
A) NON-CURRENT ASSETS		90,707	95,135
Intangible assets	(Note 6)	16,856	18,005
Goodwill	(Note 7)	25,748	26,841
Property, plant and equipment	(Note 8)	33,295	34,225
Investments accounted for by the equity method	(Note 9)	68	77
Financial assets and other non-current assets	(Note 11)	7,109	8,167
Deferred tax assets	(Note 22)	7,631	7,820
B) CURRENT ASSETS		23,340	19,931
Inventories		1,692	1,117
Receivables and other current assets	(Note 12)	10,579	10,093
Tax receivables	(Note 22)	1,676	1,375
Other current financial assets	(Note 13)	2,209	2,154
Cash and cash equivalents	(Note 14)	5,692	5,192
Non-current assets classified as held for sale	(Note 28)	1,492	—
TOTAL ASSETS (A+B)		114,047	115,066

	Notes	2018	2017
EQUITY AND LIABILITIES
A) EQUITY		26,980	26,618
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 15)	17,947	16,920
Equity attributable to non-controlling interests	(Note 15)	9,033	9,698
B) NON-CURRENT LIABILITIES		57,418	59,382
Non-current financial liabilities	(Note 16)	45,334	46,332
Payables and other non-current liabilities	(Note 18)	1,890	1,687
Deferred tax liabilities	(Note 22)	2,674	2,145
Non-current provisions	(Note 21)	7,520	9,218
C) CURRENT LIABILITIES		29,649	29,066
Current financial liabilities	(Note 16)	9,368	9,414
Payables and other-current liabilities	(Note 19)	15,485	15,095
Current tax payables	(Note 22)	2,047	2,341
Current provisions	(Note 21)	1,912	2,216
Liabilities associated with non-current assets classified as held for sale	(Note 28)	837	—
TOTAL EQUITY AND LIABILITIES (A+B+C)		114,047	115,066
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Telefónica, S.A. 4

2018 Consolidated Financial Statements

Telefónica Group
Consolidated income statements for the years ended December 31

Millions of euros	Notes	2018	2017	2016
Revenues	(Note 23)	48,693	52,008	52,036
Other income	(Note 23)	1,622	1,489	1,763
Supplies		(14,013)	(15,022)	(15,242)
Personnel expenses	(Note 23)	(6,332)	(6,862)	(8,098)
Other expenses	(Note 23)	(14,399)	(15,426)	(15,341)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		15,571	16,187	15,118
Depreciation and amortization	(Note 23)	(9,049)	(9,396)	(9,649)
OPERATING INCOME		6,522	6,791	5,469
Share of income (loss) of investments accounted for by the equity method	(Note 9)	4	5	(5)
Finance income		1,458	1,073	1,770
Exchange gains		3,389	3,958	5,489
Finance costs		(2,690)	(3,363)	(4,476)
Exchange losses		(3,112)	(3,867)	(5,002)
Net financial expense	(Note 17)	(955)	(2,199)	(2,219)
PROFIT BEFORE TAX		5,571	4,597	3,245
Corporate income tax	(Note 22)	(1,621)	(1,219)	(846)
PROFIT FOR THE YEAR		3,950	3,378	2,399
Attributable to equity holders of the Parent		3,331	3,132	2,369
Attributable to non-controlling interests	(Note 15)	619	246	30
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 23)	0.57	0.56	0.42
The accompanying notes and appendices are an integral part of these consolidated income statements.

Telefónica, S.A. 5

2018 Consolidated Financial Statements

Telefónica Group
Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2018	2017	2016
Profit for the year	3,950	3,378	2,399
Other comprehensive (loss) income	(2,390)	(4,820)	3,363
Gains (losses) from financial assets measured at Fair value through other comprehensive income	9	26	(77)
Income tax impact	(3)	6	22
Reclassification of (gains) losses included in the income statement (Note 17)	—	33	136
Income tax impact	—	—	(19)
	6	65	62
Gains (losses) on hedges	935	62	498
Income tax impact	(243)	6	(120)
Reclassification of (gains) losses included in the income statement (Note 17)	(706)	162	54
Income tax impact	181	(40)	(14)
	167	190	418
Gains (losses) on hedges costs	51	—	—
Income tax impact	(13)	—	—
Reclassification of (gains) losses included in the income statement (Note 17)	(2)	—	—
Income tax impact	1	—	—
	37	—	—
Share of (losses) gains recognized directly in equity of associates and others	(34)	8	(8)
Income tax impact	1	(2)	3
Reclassification of (gains) losses included in the income statement	—	—	—
Income tax impact	—	—	—
	(33)	6	(5)
Translation differences (Note 15)	(2,602)	(5,094)	3,176
Total other comprehensive (loss) income recognized for the year (Items that may be reclassified subsequently to profit or loss)	(2,425)	(4,833)	3,651
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	203	14	(378)
Income tax impact	(24)	(1)	90
	179	13	(288)
(Losses) gains from financial assets measured at fair value through comprehensive income	(133)	—	—
Income tax impact	(11)	—	—
	(144)	—	—
Total other comprehensive income (loss) recognized for the year (Items that will not be reclassified subsequently to profit or loss)	35	13	(288)
Total comprehensive income (loss) recognized for the year	1,560	(1,442)	5,762
Attributable to:
Equity holders of the parent and other holders of equity instruments	1,513	(858)	4,654
Non-controlling interests	47	(584)	1,108
	1,560	(1,442)	5,762
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A. 6

2018 Consolidated Financial Statements

Telefónica Group
Consolidated statement of changes in equity for the year ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 15)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2017 (*)	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618
Adjustment on initial application of new reporting (Note 15)	—	—	—	—	—	817	(305)	—	—	—	512	66	578
Initial impact of hyperinflation in Argentina	—	—	—	—	—	(1,114)	—	—	—	3,147	2,033	—	2,033
Financial position at January 1, 2018	5,192	4,538	(688)	7,518	987	14,435	(231)	384	37	(12,707)	19,465	9,764	29,229
Profit for the year	—	—	—	—	—	3,331	—	—	—	—	3,331	619	3,950
Other comprehensive income (loss) for the year	—	—	—	—	—	181	(138)	176	7	(2,044)	(1,818)	(572)	(2,390)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,512	(138)	176	7	(2,044)	1,513	47	1,560
Dividends and distribution of profit (Note 15)	—	—	—	—	51	(2,102)	—	—	—	—	(2,051)	(906)	(2,957)
Net movement in treasury shares	—	—	2	—	—	(1)	—	—	—	—	1	—	1
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	232	—	—	—	—	232	139	371
Undated deeply subordinated securities and notes mandatorily convertible (Note 15)	—	—	—	(22)	—	(392)	—	—	—	—	(414)	(12)	(426)
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(799)	—	—	—	—	(799)	—	(799)
Other movements	—	—	—	—	—	—	—	—	—	—	—	1	1
Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	14,885	(369)	560	44	(14,751)	17,947	9,033	26,980
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.
(*) The opening balances of "Retained Earnings" and "Translation Differences" have been modified to reflect the change in accounting policy described in Note 2.

Telefónica, S.A. 7

2018 Consolidated Financial Statements

Telefónica Group
Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 15)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2016 (*)	5,038	3,227	(1,480)	7,803	985	13,928	9	191	31	(11,575)	18,157	10,228	28,385
Profit for the year	—	—	—	—	—	3,132	—	—	—	—	3,132	246	3,378
Other comprehensive income (loss) for the year	—	—	—	—	—	16	65	193	6	(4,270)	(3,990)	(830)	(4,820)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,148	65	193	6	(4,270)	(858)	(584)	(1,442)
Dividends and distribution of profit (Note 15)	—	—	—	—	2	(2,021)	—	—	—	—	(2,019)	(583)	(2,602)
Net movement in treasury shares	—	—	35	—	—	—	—	—	—	—	35	—	35
Acquisitions and disposals of non-controlling interests and business combinations	—	—	754	—	—	449	—	—	—	(9)	1,194	649	1,843
Undated deeply subordinated securities and notes mandatorily convertible (Note 15)	154	1,311	—	(285)	—	(443)	—	—	—	—	737	(12)	725
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(328)	—	—	—	—	(328)	—	(328)
Other movements	—	—	3	—	—	(1)	—	—	—	—	2	—	2
Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618

Financial position at December 31, 2015	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
Change in accounting policy for the presentation of hyperinflation effects in equity (Note 2)	—	—	—	—	—	(3,141)	—	—	—	3,141	—	—	—
Financial position at January 1, 2016	4,975	3,227	(1,656)	6,803	984	15,334	(53)	(231)	36	(13,648)	15,771	9,665	25,436
Profit for the year	—	—	—	—	—	2,369	—	—	—	—	2,369	30	2,399
Other comprehensive income (loss) for the year	—	—	—	—	—	(267)	62	422	(5)	2,073	2,285	1,078	3,363
Total comprehensive income (loss) for the year	—	—	—	—	—	2,102	62	422	(5)	2,073	4,654	1,108	5,762
Dividends and distribution of profit (Note 15)	137	—	—	—	1	(2,544)	—	—	—	—	(2,406)	(524)	(2,930)
Net movement in treasury shares	—	—	(637)	—	—	—	—	—	—	—	(637)	—	(637)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	—	—	—	—	—	—	(7)	(7)
Capital reduction (Note 15)	(74)	—	813	—	—	(739)	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 15)	—	—	—	1,000	−	(255)	−	−	−	−	745	(14)	731
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(24)	—	—	—	—	(24)	—	(24)
Other movements	—	—	—	—	—	54	—	—	—	—	54	—	54
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	13,928	9	191	31	(11,575)	18,157	10,228	28,385
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.
(*) The opening balances of "Retained Earnings" and "Translation Differences" have been modified to reflect the change in accounting policy described in Note 2.

Telefónica, S.A. 8

2018 Consolidated Financial Statements

Telefónica Group
Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2018	2017	2016
Cash received from operations	(Note 25)	58,815	63,456	63,514
Cash paid from operations	(Note 25)	(42,891)	(46,929)	(47,384)
Net payments of interest and other financial expenses net of dividends received	(Note 25)	(1,636)	(1,726)	(2,143)
Taxes paid	(Note 25)	(865)	(1,005)	(649)
Net cash flow provided by operating activities	(Note 25)	13,423	13,796	13,338
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 25)	(8,585)	(8,992)	(9,187)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 25)	29	40	767
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 25)	(3)	(128)	(54)
Proceeds on financial investments not included under cash equivalents	(Note 25)	1,004	296	489
Payments on financial investments not included under cash equivalents	(Note 25)	(965)	(1,106)	(265)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(202)	(357)	42
Government grants received		37	2	—
Net cash flow used in investing activities	(Note 25)	(8,685)	(10,245)	(8,208)
Dividends paid	(Note 25)	(2,794)	(2,459)	(2,906)
Proceeds from share capital increase	(Note 25)	—	2	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(Note 25)	379	1,269	(660)
Operations with other equity holders	(Note 25)	(561)	646	656
Proceeds on issue of debentures and bonds and other debts	(Note 25)	4,289	8,390	5,693
Proceeds on loans, borrowings and promissory notes	(Note 25)	3,973	4,844	10,332
Repayments of debentures and bonds and other debts	(Note 25)	(4,654)	(6,687)	(6,873)
Repayments of loans, borrowings and promissory notes	(Note 25)	(4,040)	(6,711)	(8,506)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 25)	(472)	(1,046)	(1,956)
Net cash used in financing activities	(Note 25)	(3,880)	(1,752)	(4,220)
Effect of changes in exchange rates		(244)	(341)	185
Cash reclassified to assets held for sale	(Note 28)	(111)	—	—
Effect of changes in consolidation methods and others		(3)	(2)	26
Net increase (decrease) in cash and cash equivalents during the year		500	1,456	1,121
CASH AND CASH EQUIVALENTS AT JANUARY 1	(Note 14)	5,192	3,736	2,615
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 14)	5,692	5,192	3,736
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT JANUARY 1	(Note 14)	5,192	3,736	2,615
Cash on hand and at banks		3,990	2,077	1,278
Other cash equivalents		1,202	1,659	1,337
BALANCE AT DECEMBER 31	(Note 14)	5,692	5,192	3,736
Cash on hand and at banks		4,886	3,990	2,077
Other cash equivalents		806	1,202	1,659
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. 9

2018 Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2018
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as “Telefónica”, “the Company”, “the Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain fixed and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.
Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2018, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.
The accompanying consolidated financial statements for the year ended December 31, 2018 were approved by the Company’s Board of Directors at its meeting on February 20, 2019 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Telefónica, S.A. 10

2018 Consolidated Financial Statements

Materiality criteria
These consolidated financial statements do not include certain information or disclosures that, not requiring presentation due to their qualitative significance, were deemed to be immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statement for 2018 include the figures for 2017, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, they also include those of 2016.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2018 and 2017 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.
Impact of adopting new accounting standards in 2018
On January 1, 2018 the new IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective, resulting in changes in the accounting policies applied in prior periods.
IFRS 15 Revenues from Contracts with Customers
IFRS 15 sets out the requirements for recognizing revenue from contracts with customers. The Group has adopted IFRS 15 using one of the two transition methods allowed: the modified retrospective method, with the cumulative effect from initial application recognized as an adjustment to the opening balance of retained earnings at the date of initial application January 1, 2018, with a corresponding impact in "Non-controlling interests" (see Note 15). Accordingly, the 2017 and 2016 information presented for comparative purposes has not been restated - i.e. it is prepared and presented in accordance with the accounting standards effective at that moment: under IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.
Under the provisions in IFRS 15, it is possible to elect to apply certain practical expedients to reduce complexity in the application of the new requirements. The main practical expedients applied by the Group are:

•	Completed contracts: not to apply the standard retrospectively to contracts that are completed contracts at January 1, 2018.

•
Portfolio approach: the Group will apply the requirements of the standard to groups of contracts with similar characteristics (residential customers and small and medium-sized entities, where standard offers are marketed), since, for the cluster identified, the effects do not differ significantly from an application on a contract by contract basis.

The details of the new significant accounting policies and the nature of the main changes to previous accounting policies in relation to revenue recognition under the new model in IFRS 15 are set out in Note 3. The most significant impacts relate to the first-time recognition of contract assets, that, under IFRS 15, lead to the earlier recognition of revenue from the sale of goods, and the capitalization and deferral of the incremental costs of obtaining contracts, that under IFRS 15, result in the later recognition of customer acquisition costs.

Telefónica, S.A. 11

2018 Consolidated Financial Statements

The impacts of adopting IFRS 15 on the Group’s financial statements for the year ended December 31, 2018 are set out below:

Millions of euros	12/31/2018	12/31/2018	12/31/2018
ASSETS	IFRS 15	IAS 18	IFRS 15 impact
A) NON-CURRENT ASSETS	90,707	90,448	259
Intangible assets	16,856	16,856	—
Goodwill	25,748	25,748	—
Property, plant and equipment	33,295	33,295	—
Investments accounted for by the equity method	68	68	—
Financial assets and other non-current assets	7,109	6,823	286
Deferred tax assets	7,631	7,658	(27)
B) CURRENT ASSETS	23,340	22,540	800
Inventories	1,692	1,692	—
Receivables and other current assets	10,579	9,789	790
Tax receivables	1,676	1,666	10
Other current financial assets	2,209	2,209	—
Cash and cash equivalents	5,692	5,692	—
Non-current assets classified as held for sale	1,492	1,492	—
TOTAL ASSETS (A+B)	114,047	112,988	1,059

Millions of euros	12/31/2018	12/31/2018	12/31/2018
EQUITY AND LIABILITIES	IFRS 15	IAS 18	IFRS 15 Impact
A) EQUITY	26,980	26,193	787
Equity attributable to equity holders of the parent and other holders of equity instruments	17,947	17,262	685
Equity attributable to non-controlling interests	9,033	8,931	102
B) NON-CURRENT LIABILITIES	57,418	57,267	151
Non-current financial liabilities	45,334	45,334	—
Payables and other non-current liabilities	1,890	1,903	(13)
Deferred tax liabilities	2,674	2,510	164
Non-current provisions	7,520	7,520	—
C) CURRENT LIABILITIES	29,649	29,528	121
Current financial liabilities	9,368	9,368	—
Payables and other-current liabilities	15,485	15,460	25
Current tax payables	2,047	1,951	96
Current provisions	1,912	1,912	—
Liabilities associated with non-current assets classified as held for sale	837	837	—
TOTAL EQUITY AND LIABILITIES (A+B+C)	114,047	112,988	1,059

Telefónica, S.A. 12

2018 Consolidated Financial Statements

Millions of euros	2018	2018	2018
INCOME STATEMENTS	IFRS 15	IAS 18	IFRS 15 Impact
Revenues	48,693	48,728	(35)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,571	15,495	76
Depreciation and amortization	(9,049)	(9,049)	—
OPERATING INCOME	6,522	6,446	76
Share of profit (loss) of investments accounted for by the equity method	4	4	—
Net financial expense	(955)	(944)	(11)
PROFIT BEFORE TAX	5,571	5,506	65
Corporate income tax	(1,621)	(1,609)	(12)
PROFIT FOR THE PERIOD	3,950	3,897	53
Attributable to equity holders of the Parent	3,331	3,291	40
Attributable to non-controlling interests	619	606	13
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.57	0.56	0.01
IFRS 9 Financial Instruments
IFRS 9 sets out a new accounting framework for the recognition, classification, measurement and derecognition of financial instruments, impairment losses on financial assets and hedge accounting. The details of the new significant accounting policies and the nature of the main changes to previous accounting policies in relation to financial instruments under the new standard IFRS 9 are set out in Note 3.
Pursuant to the transition provisions in IFRS 9, the Group has elected the exemption not to restate comparative periods to be presented in the year of initial application (i.e. 2017 and 2016 information presented for comparative purposes is prepared and presented in accordance with the accounting standards effective at that moment: under IAS 39 Financial Instruments: Recognition and Measurement, and related interpretations). The difference in the carrying amounts of financial assets and financial liabilities resulting from the adoption of the new requirements is recognized in "retained earnings" as of January 1, 2018 (see Note 15).
The main impact of adopting IFRS 9 on the Group’s financial statements resulted in an increase amounting to 221 million euros over the bad debt provision balance and fair value adjustments on customer receivables. In addition to this, financial assets have changed to the new measurement categories under IFRS 9 (see Note 14).
Translation of Telefónica Venezolana’s financial statements
Venezuela has been considered a hyperinflationary economy since 2009. We regularly review the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date. On August 20, 2018 Venezuela introduced the Bolivar Soberano (VES), which replaced the Bolívar Fuerte (VEF) removing five zeros (1 VES = 100,000 VEF).
In light of the economic environment and in the absence of official rates that are representative of the situation in Venezuela, in 2018 the Group maintained its policy for estimating an exchange rate to match the progression of inflation in Venezuela and attempts to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements more accurately (hereinafter, synthetic exchange rate). Thus, the exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of December 31, 2018 amounts to 7,608 VES/USD (36,115 VEF/USD as of December 31, 2017). The inflation rates applied by the Group to Venezuela for 2018 was 2,106,600% (2,874.1% for 2017).

Telefónica, S.A. 13

2018 Consolidated Financial Statements

The official reference exchange rate at December 31, 2018 was 638 VES/USD.
The following table presents the figures of Telefónica Venezolana in certain items of the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of financial position of the Telefónica Group for 2018, applying the synthetic exchange rate:

Millions of euros	2018	2017
Revenues	18	106
Operating income before depreciation and amortization (OIBDA)	3	34
Depreciation and amortization	(67)	(103)
Financial result (1)	216	81
Profit before tax	152	9
Income tax (2)	(186)	(138)
Result for the period	(34)	(129)
Net cash flow provided by operating activities	7	35
Capital expenditures (CapEx)	2	9
Non-current assets	238	295
(1) The financial result due to the hyperinflation adjustment to the net monetary position and from the exchange differences arising from foreign currency items held by Telefónica Venezolana (see Note 17) amounted to 219 million euros in 2018 (84 million euros in 2017).
(2) Deferred tax recognized for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.

Change in accounting policy for the presentation of hyperinflation effects in equity
As a result of the consideration of Argentina as a hyperinflationary economy since July 2018 with retrospective effect to January 1 of that year, the Group has revisited its presentation policy for the equity effects of the hyperinflation situation that currently affects the Argentine and Venezuelan (since 2009) economies.
In order to present more relevant and reliable information, the Group includes in a single line item all the equity effects derived from hyperinflation, i.e.: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period. The Group has decided to show these effects within reserves rather than presenting them under Translation Differences within Other Comprehensive Income, since it considers that this presentation criterion provides more reliable information for several reasons. In a market that operates according to the fundamentals of economic theory, the evolution of the currency exchange rate should offset changes in the purchasing power of the local currency derived from inflation. However, in hyperinflationary economies this is not always the case. For example, in the case of Venezuela, these effects are not offset because the official rates are not representative of the evolution of the country's inflation rates (reason why the Group estimates a synthetic exchange rate that contributes to a faithful presentation of the economic and financial situation of its Venezuelan operations, as explained above). In addition, these equity movements are not generated by the companies’ activities, but arise from an accounting restatement, marked in turn by the evolution of the aforementioned economic metrics that are alien to the companies' performance.
This change in the presentation criteria implies a reclassification from Translation Differences to Retained Earnings, and therefore the consolidated net equity remains unchanged. In accordance with IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. Consequently, the Translation Differences line item no longer includes the accumulated effects arising from hyperinflation in Venezuela, which have been reclassified for an amount of 3,141 million euros, 3,165 million euros and 3,493 million euros, at 1 January 2016, 31 December 2016 and 31 December 2017, respectively.

Telefónica, S.A. 14

2018 Consolidated Financial Statements

As this change in accounting policy is a reclassification within equity, the basic and diluted earnings per share figures are not affected in any of the periods presented.
Hyper-inflation in Argentina
In the recent years, the Argentine economy has shown high rates of inflation. Therefore, the Group has periodically assessed the quantitative and qualitative indicators of inflation in the country. Although inflation data has not been consistent in recent years and several indexes have coexisted, inflation in Argentina increased significantly in the second quarter of 2018 and data indicates that the three-year cumulative inflation recently exceeded 100%, which is the quantitative reference established by IAS 29 Financial Reporting in Hyperinflatioary Economies. As a result, Argentina is considered a hyperinflationary economy in 2018 and the Group applies hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information for periods ended after July 1, 2018.
The main implications are as follows:

•
Adjustment of the historical cost of non-monetary assets and liabilities and equity items from their date of acquisition, or the date of inclusion in the consolidated statement of financial position, to the end of the year, in order to reflect changes in the currency’s purchasing power caused by inflation.

•	The gain or loss on the net monetary position caused by the impact of inflation in the year is included in the income statement.

•
Items in the income statement and in the statement of cash flows are adjusted by the inflation index since their origination, with a balancing entry in financial results within the statement of income and a reconciling item in the statement of cash flows, respectively.

•	All items in the financial statements of the Argentine companies are translated at the closing exchange rate, which at December 31, 2018 was 43.30 Argentine pesos per euro.

•	Figures for financial years prior to 2018 are not restated.
The main impacts in the consolidated financial statements of the Telefónica Group for the year 2018 of the aforementioned adjustments, are shown below:

Millions of euros	Impact of the application of hyperinflation adjustments in 2018
Revenues	(313)
Operating income before depreciation and amortization (OIBDA)	(148)
Depreciation and amortization	(160)
Net result	(306)
Capital expenditures (CapEx)	(70)
Total equity	1,750
Non-current assets	2,012
Pursuant to the accounting policy described in the previous section, all the equity effects derived from hyperinflationary presented in Retained Earnings. As of 1 January 2018 the total impact in net equity amounts to 2,033 million euros, which includes the transferral of 3,147 million euros of translation differences arisen prior to the consideration of the economy as hyperinflationary, as a consequence of the full retrospective application of IAS 29.
Capital increase in Coltel, termination of the operating agreement with the PARAPAT and arbitration award
Colombia Telecomunicaciones, S.A. E.S.P. (Coltel) is a company in which Telefónica holds 67.5% and the Colombian Government the remaining 32.5% (see Note 26.c).

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2018 Consolidated Financial Statements

On August 29, 2017, the shareholders' meeting of Coltel approved:

•
a capital increase for an aggregate amount of 4,800,966 million Colombian pesos (capital and premium), 1,384 million euros at the exchange rate of the relevant transaction date, so that Coltel would voluntarily pre-pay the entire amount of Coltel's debt derived from the operating agreement dated August 13, 2003 with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT).

The Telefónica Group and the Colombian Government subscribed to the PARAPAT-Capital Increase pro rata to their respective shareholding in Coltel (see Note 15.i). The Telefónica Group disbursed 3,240,652 million Colombian pesos, 934 million euros at the exchange rate of the relevant transaction date. The Colombian Government assumed 32.5% of Coltel's payment obligations with PARAPAT.
The PARAPAT Capital Increase was subscribed to on September 26, 2017 and, on September 27, 2017, Coltel pre-paid all its debt with PARAPAT, whereby acquiring ownership of PARAPAT-related assets.
As part of the early termination of the operating agreement with PARAPAT, Coltel acquired control (see Note 5) of the companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (Telebucaramanga), Metropolitana de Telecomunicaciones S.A. ESP (Metrotel) and Operaciones Tecnológicas y Comerciales S.A.S. (Optecom), for a combined total of 509,975 million Colombian pesos (approximately 147 million euros at the date of the transaction).

•	a capital increase for an aggregate amount of 1,651,012 million Colombian pesos (capital and premium), 470 million euros at the exchange rate on that date.
The proceeds from the Arbitration Award-Capital Increase were used to pay the entire amount set forth in the arbitration award issued in the arbitration proceedings initiated by the ITC in connection with its intention to revert certain assets earmarked for the provisions of mobile voice services under former concessions (see Note 6 and Appendix VI).
The Telefónica Group and the Colombian Government subscribed the Arbitration Award-Capital Increase pro rata to their respective shareholding in Coltel. The Telefónica Group disbursed 1,114,433 million Colombian pesos, 317 million euros at the exchange rate on the relevant transaction date. The Colombian Government assumed and consequently offset a portion of Coltel's debt.
Individual Suspension Plan
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the 1st Collective Bargaining Agreement of Related Companies (CEV), wholly backed by the largest labor unions. One element contemplated in this agreement, was a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility.
The provision was updated in 2018 and 2017 according to the degree of adhesion to the Plan, which, together with the updated termination plans, entailed an expense of 297 and 165 million euros in the 2018 and 2017 consolidated income statement, respectively (see Note 21).
Court proceedings in favor of Telefónica Brasil which recognizes the right to exclude ICMS (VAT) from the basis of calculation of the contributions to PIS and COFINS
In 2018 two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social).
Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest. The total amount amounted to 6,240 million Brazilian reals (around 1,454 million euros at an average exchange rate

Telefónica, S.A. 16

2018 Consolidated Financial Statements

of 2018). The impact on the consolidated income statement amounted to 3,386 million Brazilian reals (789 million euros), reducing the “Taxes” item under “Other expenses” (Note 23), and 2,854 million Brazilian reals (665 million euros) under “Finance Income” (Note 17).
The outstanding credit at December 31, 2018 (Note 11) amounted to 4,915 million Brazilian reals (1,107 million euros at the closing exchange rate for 2018).
Sale of non-controlling interests in Telxius
On July 27, 2018 Telefónica transferred to a company of the Pontegadea Group ("Pontegadea") 16.65% of the share capital of the Telefónica´s subsidiary Pontel Participaciones, S.L. ("Pontel") that owns 60% of the share capital of the company Telxius Telecom, S.A. ("Telxius"), for an amount of 378.8 million euros, which entailed a price of 15.2 euros per share of Telxius. This participation of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect participation of 9.99% in the share capital of Telxius. The impact of this transaction in the equity attributable to equity holders of the parent amounted to 232 million euros, being the impact to non-controlling interest of 139 million euros.
On October 24, 2017, Telefónica transferred 62 million shares of Telxius (representing 24.8% per cent of its share capital) to Taurus Bidco S.à.r.l. (hereinafter, KKR, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) in exchange for 790.5 million euros.
On November 13, 2017, KKR exercised a call option on 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (see Note 5).
Following the closing of this sale of 15.2% of the share capital of Telxius, in December 2017, together with the 24.8% of the share capital acquired in October, the total stake of KKR is 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 25). These transactions had no impact on the consolidated results of the Telefónica Group, since they comprised the sale of minority interests and Telefónica retained control over Telxius. The impact of these transactions in equity attributable to equity holders of the parent was an increase of 570 million euros in retained earnings and a decrease of 9 million euros in translation differences. In addition, there was an increase in equity attributable to non-controlling interests amounting to 690 million euros (see Note 15).
Alternative measures not defined in IFRS
In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other stakeholders in the telecommunications industry. However, it is not a measure expressly defined in the IFRS and therefore it may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2018, 2017 and 2016:

Millions of euros	2018	2017	2016
OIBDA	15,571	16,187	15,118
Depreciation and amortization	(9,049)	(9,396)	(9,649)
Operating income	6,522	6,791	5,469

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2018 Consolidated Financial Statements

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2018, 2017 and 2016. The segment's detail of the last two years has been revised because of the inclusion of Telefónica Hispam Norte and Telefónica Hispam Sur (see Note 4):

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and elimina- tions	Total Group
OIBDA	4,763	1,865	1,834	4,311	793	1,719	286	15,571
Depreciation and amortization	(1,650)	(943)	(2,071)	(1,990)	(967)	(1,167)	(261)	(9,049)
Operating income	3,113	922	(237)	2,321	(174)	552	25	6,522

2017 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and elimina- tions	Total Group
OIBDA	4,952	1,639	1,821	4,191	1,263	2,275	46	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(992)	(1,198)	(289)	(9,396)
Operating income	3,264	592	(133)	1,963	271	1,077	(243)	6,791

2016 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and elimina- tions	Total Group
OIBDA	4,403	1,709	1,771	3,702	1,113	2,360	60	15,118
Depreciation and amortization	(1,827)	(1,090)	(2,200)	(2,036)	(1,112)	(1,075)	(309)	(9,649)
Operating income	2,576	619	(429)	1,666	1	1,285	(249)	5,469

Telefónica, S.A. 18

2018 Consolidated Financial Statements

Debt indicators
As calculated by the Group net financial debt includes:

i.	current and non-current financial liabilities in our consolidated statement of financial position (including liability derivatives), and

ii.
other current and non-current liabilities included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component).

From these liabilities, the following are subtracted:

i.	cash and cash equivalents,

ii.	Other current financial assets (which include short-term derivatives),

iii.	the positive mark-to-market value of derivatives with a maturity beyond one year, and

iv.
other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in our consolidated statement of financial position).

The accounts included in the net financial debt calculation recorded in "Payables and other non-current liabilities" or "Financial assets and other non-current assets" have a maturity beyond one year and a financial component. In "Receivables and other current assets" we include the customer financing of handset sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of handsets to customers and other long-term financial assets.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments thereof. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt and net financial debt plus commitments as of December 31, 2018 and 2017 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Telefónica, S.A. 19

2018 Consolidated Financial Statements

Millions of euros	12/31/2018	12/31/2017
Non-current financial liabilities	45,334	46,332
Current financial liabilities	9,368	9,414
Gross financial debt	54,702	55,746
Cash and cash equivalents	(5,692)	(5,192)
Other current financial assets	(2,209)	(2,154)
Cash and other current financial assets included in “Non-current assets classified as held for sale” (Note 28)	(165)	—
Positive mark-to-market value of long-term derivative instruments (Note 11)	(2,776)	(2,812)
Other liabilities included in "Payables and other non- current liabilities"	800	708
Other liabilities included in "Payables and other current liabilities"	111	111
Other assets included in "Financial assets and other non-current assets"	(1,593)	(1,516)
Other assets included in "Receivables and other current assets"	(867)	(661)
Other current assets included in "Tax receivables" (Note 11)	(568)	—
Financial liabilities included in “Liabilities associated with non-current assets classified as held for sale” (Note 28)	42	—
Net financial debt	41,785	44,230
Gross commitments related to employee benefits	5,940	6,578
Value of associated long-term assets	(704)	(749)
Tax benefits	(1,390)	(1,533)
Net commitments related to employee benefits	3,846	4,296
Net financial debt plus commitments (*)	45,631	48,526
(*) Includes assets and liabilities considered to be "net financial debt plus commitments" for Antares (see Note 21), Guatemala and El Salvador, which are classified as non-current assets held for sale and liabilities for non-current assets held for sale.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants and deducting dividends paid to minority interests. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various cash flows presented in the consolidated statements of cash flows.

Telefónica, S.A. 20

2018 Consolidated Financial Statements

The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2018, 2017 and 2016:

Millions of euros	2018	2017	2016
Net cash flow provided by operating activities	13,423	13,796	13,338
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 25)	(8,585)	(8,992)	(9,187)
Government grants received	37	2	—
Dividends paid to minority shareholders (Note 25)	(746)	(555)	(511)
Payments related to cancellation of commitments (Note 25)	775	696	738
Free cash flow	4,904	4,947	4,378

Note 3. Accounting policies
As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs - EU).
Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.
a) Hyperinflationary economies
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the “Indice Nacional de Precios al Consumidor de Venezuela”, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 2,106,600%, 2,874.1% and 511.1% for 2018, 2017 and 2016, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period, amounting to 7,608 bolivars per U.S. dollar (synthetic exchange rate, see Note 2), 36,115.28 bolivars per U.S. dollar (synthetic exchange rate) and 673.762 bolivars per U.S. dollar (DICOM) as of December 31, 2018, 2017 and 2016, respectively.
For the first time in 2018 Argentina is considered a hyperinflationary economy (see Note 2). In order to restate its financial statements, the Company uses the the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at 31 December 2018 is 184.85%, while on an annual basis the index for 2018 is 48%.
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2018 financial statements is the closing exchange rate as of December 31, which was 43.30 pesos per euro.
b) Translation methodology
The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.

Telefónica, S.A. 21

2018 Consolidated Financial Statements

c) Goodwill
After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.
d) Intangible assets
Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis according to the following:

•
Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•
The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for consideration (“Customer base”) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 to 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.
e) Property, plant and equipment
Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.
Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept “Own work capitalized” of the line item “Other income”.
Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.
The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

Telefónica, S.A. 22

2018 Consolidated Financial Statements

f) Impairment of non-current assets
Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.
g) Lease agreements
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.
Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group.
h) Investment in associates and joint arrangements
The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.
The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.
i) Financial assets and liabilities
Financial Assets
All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
The Group applies an impairment model for financial assets based on expected credit losses, using a simplified method for certain short- and long-term assets (commercial receivables, lease receivables and contractual assets). Under this simplified approach, credit impairment is recognized by reference to expected losses over the life of the asset.
Derivative financial instruments and hedge accounting
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Telefónica, S.A. 23

2018 Consolidated Financial Statements

Changes in the fair value of derivatives that qualify and have been designated as cash flows hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes recognized in equity arising from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.
When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.
j) Inventories
Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.
k) Pensions and other employee obligations
Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.
Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.
l) Revenue and expenses
The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.
Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both fixed and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue presented in “Contractual liabilities” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is recognized directly in the income statement when the card expires as the Group has no obligation to provide service after expiry date.
Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.
Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.
Interconnection revenues from fixed-wireless and wireless-fixed calls and other customer services are recognized in the period in which the calls are made.
Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.
For bundled packages that include multiple elements sold in the fixed, wireless, Internet and television businesses it is determined whether it is necessary to separate the separately identifiable elements and apply

Telefónica, S.A. 24

2018 Consolidated Financial Statements

the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective standalone selling prices.
As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements.
Expenses relating to customer contracts are recognized as an asset to the extent that they are incremental and are expected to be recovered, with subsequent amortization over the same term as the revenue associated with such contract, unless the expected amortization period is one year or less, in which case they are expensed as incurred.
m) Use of estimates
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analyzes are disclosed for the most relevant situations (see Notes 7 and 21).
Property, plant and equipment, intangible assets and goodwill
The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.
Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.
The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.
The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.
Deferred income taxes
The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.
The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation, the outcome of underway tax proceedings or unforeseen future transactions that could affect tax balances.

Telefónica, S.A. 25

2018 Consolidated Financial Statements

Provisions
Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.
Should we be unable to reliably measure the obligation, no provision would be recorded and information would then be presented in the notes to the Consolidated Financial Statements.
Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.
Revenue recognition
Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective standalone selling prices.
Determining standalone selling prices for each identified element requires estimates that are complex due to the nature of the business.
A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries
We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in such country, at December 31, 2018 the Group maintains its policy to estimate an exchange rate that matches the progression of inflation in Venezuela and contributes to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.
Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of Venezuelan bolivar-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have an impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of Venezuelan bolivar-denominated assets (liabilities).
In addition to this, Venezuela is considered as a hyperinflationary economy since 2009. Telefónica recognizes the effects of inflation by restating the financial information of its Venezuelan operation using the “Indice Nacional de Precios al Consumidor de Venezuela” issued by the Central Bank of Venezuela, or the best estimate in case the final index is not available.
Significant management judgment is required to determine the appropriate inflation rate where the official rate is not available. The estimates and underlying assumptions are based on careful consideration of factors that are considered to be relevant and rely on all the information available at the closing date. Actual results

Telefónica, S.A. 26

2018 Consolidated Financial Statements

may differ from these estimates as a result of changes in circumstances and assumptions about future developments in Venezuela due to evolving market conditions, uncertainty about currency and operating restrictions or other circumstances arising beyond the control of the Company.
n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2018 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2017, with the exception of the following new standards and amendments to existing standards issued by the IASB and adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after 1 January 2018:

•	IFRS 9 Financial Instruments
IFRS 9 sets out the requirements for recognizing and measuring financial assets and financial liabilities. This new standard includes:

a.
a model for classifying financial assets that is driven by an asset’s cash flow characteristics and the business model in which it is held. IFRS 9 simplifies the previous measurement model for financial assets and establishes three main categories: amortized cost, fair value through profit or loss and fair value through Other Comprehensive Income (OCI).

b.	a model for classifying financial liabilities, where there are no significant changes from the criteria applied in prior periods.

c.
a new model for impairment losses on financial assets not measured at fair value through profit or loss, i.e. the expected credit loss model, which replaces the incurred loss model applied previously. Under this new impairment model entities are required to account for expected credit losses upon initial recognition of financial assets.

d.
a new hedge accounting model, less restrictive, that more closely aligns the accounting treatment with the entity’s risk management activities, requiring an economic relationship between the hedged item and the hedging instrument and requiring that the coverage ratio be the same as that applied by the entity for its risk management. The new standard modifies the criteria for documentation of hedging relationships and includes enhanced disclosure requirements about risk management activity.

Information on the impact of initially applying this standard is disclosed in Note 2.

•	IFRS 15 Revenues from Contracts with Customers
IFRS 15 establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognize. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The main changes introduce by the new standard are as follows:

a.
Under IFRS 15, for bundled packages that combine multiple fixed, wireless, data, Internet or television goods or services, the total revenue is allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and is recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. This differs from previous accounting where the portion of the total consideration that was contingent upon delivery of undelivered elements was not allocated to delivered elements. Consequently, when bundles include a discount on equipment, the adoption of these new requirements results in an increase of revenues recognized from the sale of handsets and other equipment, generally recognized upon delivery to the end customer, in detriment of ongoing service revenue over subsequent periods. The difference between the revenue from the sale of equipment and the consideration received from the customer upfront is recognized as a contract asset on the statement of financial position.

Telefónica, S.A. 27

2018 Consolidated Financial Statements

b.
IFRS 15 requires the recognition of an asset for those incremental costs (sales commissions and other third party acquisition costs) directly related with obtaining a contract and that are expected to be recovered. These are subsequently amortized over the same period as the revenue associated with such asset. Costs to obtain a contract are expensed when incurred if the Group estimates that their amortization period is one year or less.

c.
IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications must be accounted for prospectively as separate contracts, like the end of the original contract and the creation of a new one.

d.
IFRS 15 requires separate recognition of significant financing components in contracts with customers. The Group does not consider significant the financing component where the period between the transfer of goods or services to the customer and payment by the customer does not exceed one year.

Information on the impact of initially applying this standard is disclosed in Note 2.

•	Amendments to IFRS 2, Classification and Measurement of Share-based Payment Transactions
These amendments contain requirements on the accounting for:

a.	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

b.	the classification of a share-based payment transaction with a net settlement feature for withholding tax obligations; and

c.	accounting where a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.
The application of these amendments did not have a significant impact on the Group’s consolidated financial position or results.

•	Amendments to IAS 40, Transfers of Investment Property
This amendment clarifies when an entity should transfer property (including property under construction or development) into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The application of these amendments did not have a significant impact on the Group’s consolidated financial position or results.

•	Annual Improvements to IFRS Standards 2014-2016 Cycle
The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. The amendment relating to the measurement of an associate or joint venture at fair value clarifies that entities that elect to measure investments in joint ventures and associates at fair value through profit or loss may make this election separately for each associate or joint venture. The application of these amendments did not have a significant impact on the Group’s consolidated financial position or results.

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration
This new interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration in a foreign currency, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of

Telefónica, S.A. 28

2018 Consolidated Financial Statements

the transactions for each payment or receipt of advance consideration. The application of this interpretation did not have a significant impact on the Group’s consolidated financial position or results.
New standards and amendments to standards issued but not effected as of December 31, 2018.
At the date of preparation of the consolidated financial statements, the following IFRS and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Improvements to IFRS Standards 2015-2017 Cycle		January 1, 2019
Amendments to References to the Conceptual Framework in IFRS Standards		January 1, 2020
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred Indefinitely
Based on the assessment conducted to date, the Group estimates that the application of the new standard on leases, IFRS 16 Leases, issued but not yet effective, could have a significant impact on the Group's consolidated financial statements upon initial adoption and prospectively.
With respect to the other standards, amendments and interpretations that are issued but not effective, based on the analyzes performed to date, the Group considers that their application will not have a significant impact on the consolidated financial statements in the initial period of application.

•	IFRS 16 Leases
IFRS 16 requires lessees to recognize assets and liabilities arising from all leases in the statement of financial position. A lessee may elect not to apply the general requirements to short-term leases and leases of low-value assets.
The Group acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term.
The project to implement the new requirements in the Group is highly complex due to factors such as the high number of contracts affected and the diversity of data source systems, as well as the need to make certain estimates. These include the estimation of the lease term, based on the non-cancelable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise

Telefónica, S.A. 29

2018 Consolidated Financial Statements

is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, the Group must make assumptions to calculate the discount rate, which will be based mainly on the incremental borrowing rate of interest for the estimated term. On the other hand, the Group shall not recognize non-lease components separately from lease components for those classes of assets in which non-lease components are not significant with respect to the total value of the arrangement.
The standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. The Group shall adopt the latter transition method; therefore, the Group will recognize the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Moreover, the Group will apply the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but directly apply the new requirements to all those contracts identified as leases under the current accounting standard. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The following practical expedients will be adopted by the Group on transition to the new requirements:

•
Right of use asset measurement: for a vast majority of leases previously classified as an operating lease the group shall recognize a right-of-use asset at the date of initial application measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

•
Discount rates: a lessee may apply a single discount rate to a portfolio of leases with reasonably similar characteristics such as lease term, class of underlying asset, currency and economic environment.

•	Leases expiring in 2019: the Group will use the practical exemption from application of the new requirements to leases whose lease term ends within 12 months of the date of initial application.

•	Initial direct costs: the Group will exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application.
The Group expects that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption. Based on the assessment preformed to date, the Group expects that the opening balance sheet at the date of initial application will show an increase in assets and liabilities between 7,400 and 8,100 million euro in connection with the rights of use and payment obligations arising from the majority of contracts that are classified as operating leases under the current lease standard. The impact expected in equity is not significant at 1 January 2019. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognized as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard: a significant portion of the lease payments recognized as cash flows from operating activities in the statement of cash flows under the current lease standard, will be classified as cash flows from financing activities upon application of the new lease accounting requirements. In addition to this, the Group's Financial Statements will include broader disclosures with relevant information regarding lease contracts.
Regarding the lease commitments disclosed in the Group's annual financial statements (see Note 23), the Company estimates that the main differences with respect to the new lease liability measurement will relate to, among others:

–
Differences relating to the contract population considered: lease liabilities do not include short-term leases or leases of low-value or intangible assets, while those are included in the expected payment schedule. On the other hand, payments relating to contracts that can be canceled without penalty are not included within lease payment commitments, but they are included in the lease liability.

Telefónica, S.A. 30

2018 Consolidated Financial Statements

–
Differences in the lease term: extension options that are reasonably certain are part of the measurement of the lease liability, whereas they are not taken into consideration in the estimated payments schedule for operating leases.

–	Discount rate differences: to the extent that there are differences in lease terms, the discount rates used are different as a consequence of such differences.
Estimated adoption impacts are based on the assessments conducted to date. Actual impacts at 1 January 2019 could be different because the Group is currently assessing the impacts of the initial application of the new requirements testing the new systems considering the multiple alternatives available in transition, the estimations required and the high number of contracts affected. The new accounting policies will not be final until the Group presents its first financial statements subsequent to the effective date of IFRS 16.

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2018 Consolidated Financial Statements

Note 4. Segment information
On January 31, 2018, the Board of Directors of Telefónica resolved to adopt a new organizational structure in order to make the Group more agile, simple and focused on management, customer service, growth, efficiency and profitability. The previous organizational structure, which was approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 was made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).
Following the Board of Directors' resolution on January 31, 2018, Telefónica Hispanoamérica was split into two new segments in order to more effectively manage the different market situations: Telefónica Hispam Norte, encompassing the operations in Colombia, Mexico, Central America, Ecuador and Venezuela, and Telefónica Hispam Sur, encompassing operations in Argentina, Chile, Peru and Uruguay.
Due to the implementation of the new organizational structure referred to above, the comparative results of the segments of the Group for 2017 and 2016 and the comparative segmentation of assets, liabilities and investments accounted for by the equity method as of December 31, 2017 have been restated to reflect this new organization. These changes in the segments have had no impact on the consolidated results of the Group.
In the 2017 consolidated financial statements, the 2016 comparative segment results had been revised, reflecting the integration within Telxius of the mobile telecommunications towers transferred from the Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica segments and the international submarine fiber optic cable, the inclusion of the companies Telefónica Studios and Telefónica Servicios Audiovisuales in the Telefónica Spain segment and the inclusion of the results of the data center business in Spain and Chile in the Telefónica Spain and Telefónica Hispanoamérica segments, respectively.
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country.
Information relating to other Group companies not specifically included in these segments (see the section "Other companies" of Appendix I) is reported under "Other companies and eliminations", which includes Telxius, holding companies, companies whose main purpose is to provide cross-sectional services to Group companies and other companies.
Revenues of Telxius in 2018 amounted to 792 million euros (730 million euros in 2017), of which 458 million euros correspond to inter-segment revenues (449 million euros in 2017). OIBDA of Telxius in 2018 amounted to 370 million euros (346 million euros in 2017). The capital expenditures in 2018 in Telxius amounted to 181 million euros (203 million euros in 2017). Fixed assets of Telxius at December 31, 2018 amounted to 1,116 million euros (1,093 million euros at December 31, 2017).
External revenues of the companies included in "Other companies and eliminations" in 2018, excluding Telxius, amounted to 1,139 million euros (1,222 million euros in 2017).
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in "Other companies" (see Note 17, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under "Other companies and eliminations". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 22). Therefore, a significant part of the deferred tax assets and liabilities is included under “Other companies and eliminations”. For these reasons, the results of the segments are disclosed up to operating income.
Revenue and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. These adjustments had no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

Telefónica, S.A. 32

2018 Consolidated Financial Statements

The following table presents income and CapEx information (capital expenditures in intangible assets and property, plant and equipment (see Notes 6 and 8) regarding the Group’s operating segments:

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Revenues	12,706	6,790	7,320	10,126	4,075	6,677	999	48,693
External revenues	12,461	6,757	7,281	10,105	3,986	6,630	1,473	48,693
Inter-segment revenues	245	33	39	21	89	47	(474)	—
Other operating income and expenses	(7,943)	(4,925)	(5,486)	(5,815)	(3,282)	(4,958)	(713)	(33,122)
OIBDA	4,763	1,865	1,834	4,311	793	1,719	286	15,571
Depreciation and amortization	(1,650)	(943)	(2,071)	(1,990)	(967)	(1,167)	(261)	(9,049)
Operating income	3,113	922	(237)	2,321	(174)	552	25	6,522
Capital expenditures (CapEx)	1,719	1,464	966	1,910	668	1,116	276	8,119

2017 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Revenues	12,653	6,540	7,296	12,019	4,331	8,218	951	52,008
External revenues	12,364	6,505	7,252	11,994	4,220	8,170	1,503	52,008
Inter-segment revenues	289	35	44	25	111	48	(552)	—
Other operating income and expenses	(7,701)	(4,901)	(5,475)	(7,828)	(3,068)	(5,943)	(905)	(35,821)
OIBDA	4,952	1,639	1,821	4,191	1,263	2,275	46	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(992)	(1,198)	(289)	(9,396)
Operating income	3,264	592	(133)	1,963	271	1,077	(243)	6,791
Capital expenditures (CapEx)	1,683	827	951	2,225	1,264	1,414	333	8,697

Telefónica, S.A. 33

2018 Consolidated Financial Statements

2016 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Revenues	12,815	6,861	7,503	11,090	4,711	7,870	1,186	52,036
External revenues	12,512	6,821	7,460	11,060	4,515	7,822	1,846	52,036
Inter-segment revenues	303	40	43	30	196	48	(660)	—
Other operating income and expenses	(8,412)	(5,152)	(5,732)	(7,388)	(3,598)	(5,510)	(1,126)	(36,918)
OIBDA	4,403	1,709	1,771	3,702	1,113	2,360	60	15,118
Depreciation and amortization	(1,827)	(1,090)	(2,200)	(2,036)	(1,112)	(1,075)	(309)	(9,649)
Operating income	2,576	619	(429)	1,666	1	1,285	(249)	5,469
Capital expenditures (CapEx)	1,852	931	1,107	2,137	878	1,737	286	8,928

Telefónica, S.A. 34

2018 Consolidated Financial Statements

The following table presents main segment assets and liabilities:

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Fixed assets	15,347	9,646	13,520	21,230	4,971	9,041	2,144	75,899
Investments accounted for by the equity method	2	8	—	2	1	—	55	68
Financial assets and other non-currents assets	163	304	377	1,718	363	469	3,715	7,109
Deferred tax assets	2,084	2	204	335	1,063	165	3,778	7,631
Other current financial assets	31	79	9	88	68	145	1,789	2,209
Total allocated assets	23,622	12,609	16,837	27,402	8,672	12,043	12,862	114,047
Non-current financial liabilities	649	1,077	2,004	1,058	1,101	1,618	37,827	45,334
Deferred tax liabilities	189	102	236	693	134	397	923	2,674
Current financial liabilities	1,683	—	145	334	1,083	339	5,784	9,368
Total allocated liabilities	14,328	4,633	6,287	7,204	5,096	5,396	44,123	87,067

Telefónica, S.A. 35

2018 Consolidated Financial Statements

2017 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Fixed assets	15,288	9,198	14,611	23,845	6,075	7,840	2,214	79,071
Investments accounted for by the equity method	2	7	—	2	1	—	65	77
Financial assets and other non-currents assets	154	309	292	1,944	313	387	4,768	8,167
Deferred tax assets	2,151	41	162	235	1,339	273	3,619	7,820
Other current financial assets	30	59	17	106	39	185	1,718	2,154
Total allocated assets	22,722	11,610	17,225	30,229	9,194	11,009	13,077	115,066
Non-current financial liabilities	1,929	—	1,268	1,371	1,210	1,712	38,842	46,332
Deferred tax liabilities	204	108	87	296	158	152	1,140	2,145
Current financial liabilities	819	801	637	766	1,061	260	5,070	9,414
Total allocated liabilities	13,391	4,063	5,889	8,130	5,118	5,611	46,246	88,448

Telefónica, S.A. 36

2018 Consolidated Financial Statements

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2018				2017 (revised)				2016 (revised)
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,706				12,653				12,815
United Kingdom (**)	—	6,390	400	6,790	—	6,216	324	6,540	—	6,572	289	6,861
Germany	767	6,539	14	7,320	862	6,415	19	7,296	981	6,498	24	7,503
Brazil	3,754	6,372	—	10,126	4,659	7,360	—	12,019	4,427	6,663	—	11,090
Hispam Norte	732	3,343	—	4,075	736	3,595	—	4,331	831	3,881	(1)	4,711
Colombia	574	894	—	1,468	554	909	—	1,463	548	861	—	1,409
Mexico	—	1,175	—	1,175	—	1,336	—	1,336	—	1,410	—	1,410
Remaining operators and segment eliminations	158	1,274	—	1,432	182	1,350	—	1,532	283	1,610	(1)	1,892
Hispam Sur	2,712	3,965	—	6,677	3,225	4,993	—	8,218	3,173	4,697	—	7,870
Argentina	818	1,497	—	2,315	1,216	2,279	—	3,495	1,133	1,867	—	3,000
Chile	864	1,215	—	2,079	926	1,259	—	2,185	926	1,237	—	2,163
Peru	1,037	1,038	—	2,075	1,092	1,226	—	2,318	1,126	1,373	—	2,499
Remaining operators and segment eliminations	(7)	215	—	208	(9)	229	—	220	(12)	220	—	208
Other and inter-segment eliminations			999	999			951	951			1,186	1,186
Total Group				48,693				52,008				52,036
Note: In the countries of the Telefónica Hispam Norte and Telefónica Hispam Sur segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.
(**) Telefónica United Kingdom mobile revenues include MVNO revenues since 1 January 2017, which were previously accounted as "others". Comparative figures for 2016 were revised accordingly.

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2018 Consolidated Financial Statements

Given the convergence reached at Telefónica Spain due to the high penetration of convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, management believes that the revenue breakdown shown below is more meaningful.

Millions of euros
Telefónica Spain	2018	2017
Mobile handset sale	386	379
Ex-Mobile handset sale	12,320	12,274
Consumer	6,689	6,602
Corporate	3,462	3,401
Others	2,169	2,271
Total	12,706	12,653

Telefónica, S.A. 38

2018 Consolidated Financial Statements

Note 5. Business combinations and acquisitions of non-controlling interests
Business combinations
Finalization of the purchase price alocation by Coltel of control over Telebucaramanga, Metrotel and Optecom
On 30 September 2017, as part of the early termination agreement regarding the contract with PARAPAT (refer to Note 2), Colombia Telecomunicaciones, S.A. ESP (Coltel) acquired control of Colombian companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (Telebucaramanga), operating in the city of Bucaramanga; Metropolitana de Telecomunicaciones S.A. ESP (Metrotel); and Operaciones Tecnológicas y Comerciales S.A.S. (Optecom), operating in the city of Barranquilla, for an overall price of 509,975 million Colombian pesos (approximately 147 million euros on the transaction date). These companies primarily provide fixed telephony, data, pay TV, installation and maintenance services.
At the date of authorization for issuer of the 2017 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In 2018 the preliminary allocation was reviewed within the twelve-month period from the acquisition date. The following table summarizes the consideration, the final fair values of the assets and liabilities identified on acquisition and the generated goodwill.

Millions of euros
Consideration paid for the acquisition of control (1)	147
Fair value of the prior stake	41
Fair value of the minority stake	3
Consideration	191
Intangible assets	13
Customer relationships	13
Other intangible assets	—
Property, plant and equipment	147
Deferred tax assets	7
Other non-current assets	16
Cash and cash equivalents	13
Other current assets	18
Deferred tax liabilities	(23)
Other non-current liabilities	(100)
Current liabilities	(26)
Fair value of net assets	65
Goodwill	126
(1) Excluding the proportion assumed by the non-controlling shareholder and the cash and cash equivalents contributed by the companies at the moment of its inclusion in the consolidation scope, the impact in the consolidated cash flow amounted to 85 million euros (see Note 25).
Transactions with non-controlling interests
2018
Sale of 9.99% of the total share capital of Telxius
On July 27, 2018, Telefónica transferred to a subsidiary of the Pontegadea Group 16.65% of the share capital of the Telefónica's subsidiary Pontel Participaciones, S.L. ("Pontel"), which owns 60% of the share capital of Telxius Telecom, S.A. ("Telxius"), for an amount of 378.8 million euros, resulting in a price of 15.2 euros per

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share of Telxius. This participation of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect participation of 9.99% in the share capital of Telxius. The impact of this transaction on the equity attributable to equity holders of the parent amounted to 232 million euros and being the impact on equity attributable to non-controlling interest amounted to 139 million euros.
2017
Share swap with KPN
In March 2017, Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 15). This transaction thus entailed no cash movements.
The exchange ratio was determined based on the average of the volume weighted average price of the respective shares over the last five trading sessions. The impact in the consolidated statement of changes in equity was a decrease in net equity attributable to minority interests amounting to 671 million euros (Note 15.h), an increase in treasury shares amounting to 754 million euros and a decrease in retained earnings amounting to 83 million euros.
As a result of this agreement, Telefónica increased its shareholding in Telefonica Deutschland from 63.2% to 69.2%.
Sale of 24.8% and 15.2% of the total share capital of Telxius
On February 20, 2017, Telefónica reached an agreement for the sale of up to 40% of the total share capital in Telxius Telecom, S.A. to KKR, for a total amount of 1,275 million euros (12.75 euros per share).
The aforementioned agreement included a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A. for 790.5 million euros, and options on over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.
These options corresponded to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.
On October 24, 2017, after obtaining all the relevant regulatory approvals, Telefónica transferred 62 million shares of Telxius (representing 24.8% of its share capital) to KKR in exchange for 790.5 million euros (12.75 euros per share).
On November 13, 2017, KKR exercised the call option contemplated in the Agreement on over 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (12.75 euros per share).
Following the closing of this sale of 15.2% of the share capital in Telxius in December 2017, together with 24.8% of the share capital acquired on October 24, 2017, KKR had acquired 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 25).
These transactions had no impact on the consolidated results of the Telefónica Group as it consisted of the sale of minority interests, with Telefónica retaining control over Telxius. The impact on the consolidated statement of changes in equity was an increase in net equity attributable to minority interests amounting to 690 million euros (Note 15.i), an increase in retained earnings amounting to 570 million euros, and a decrease in translation differences of 9 million euros.

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2018 Consolidated Financial Statements

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2018 and 2017 are as follows:

2018
Millions of euros	Balance at 12/31/2017	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/2018
Service concession arrangements and licenses	10,785	509	(1,221)	—	(9)	(69)	—	9,995
Software	2,987	632	(1,450)	(19)	876	(86)	—	2,940
Customer base	2,731	—	(539)	—	(5)	(49)	—	2,138
Trademarks	780	—	(58)	—	—	(32)	—	690
Other intangible assets	86	22	(30)	—	4	(2)	(3)	77
Intangible assets in process	636	815	—	—	(412)	(23)	—	1,016
Total intangible assets	18,005	1,978	(3,298)	(19)	454	(261)	(3)	16,856

2017
Millions of euros	Balance at 12/31/16	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2017
Service concession arrangements and licenses	11,594	493	(1,234)	—	852	(920)	—	10,785
Software	2,892	640	(1,441)	—	1,109	(216)	3	2,987
Customer base	3,435	—	(639)	—	1	(87)	21	2,731
Trademarks	912	—	(74)	—	—	(58)	—	780
Other intangible assets	127	18	(55)	2	(5)	(4)	3	86
Intangible assets in process	1,558	667	—	—	(1,559)	(30)	—	636
Total intangible assets	20,518	1,818	(3,443)	2	398	(1,315)	27	18,005

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2018 Consolidated Financial Statements

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2018 and 2017 are as follows:

Balance at 12/31/2018
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,145	(11,150)	—	9,995
Software	17,153	(14,213)	—	2,940
Customer base	6,766	(4,628)	—	2,138
Trademarks	1,853	(1,163)	—	690
Other intangible assets	1,022	(942)	(3)	77
Intangible assets in process	1,016	—	—	1,016
Intangible assets	48,955	(32,096)	(3)	16,856

Balance at 12/31/2017
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,333	(10,548)	—	10,785
Software	16,407	(13,420)	—	2,987
Customer base	6,931	(4,200)	—	2,731
Trademarks	1,909	(1,129)	—	780
Other intangible assets	1,081	(993)	(2)	86
Intangible assets in process	636	—	—	636
Intangible assets	48,297	(30,290)	(2)	18,005
The main acquisitions of radio spectrum in 2018 are as follows:

•
In Telefónica United Kingdom, the acquisition of 40 Mhz in band of 2.3 Ghz for 230 million euros, and 40 Mhz in band of 3.4 Ghz amounting to 358 million euros registered as intangible assets in process.

•	In Telefónica Spain, the acquisition of the purchase of spectrum in the band 3.7 Ghz amounting to 108 million euros.

•	In Telefónica Hispam Norte, the acquisition by Telefónica Móviles México of 2.5 Ghz blocks for 33 million euros and the renewal of spectrum in the band of 1900 Mhz for 102 million euros.

▪	In Telefónica Hispam Sur, the acquisition of spectrum in 2.6 GHz band by Telefónica Argentina for 21 million euros.
"Transfers and others" in 2018 includes the reclasification of the intangible assets of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador amounting to 44 and 30 million euros, respectively, recorded in "Non-current assets classified as held for sale" of the statements of financial position (see Note 28).
Appendix VI contains the details of the main concessions and licenses with which the Group operates.
The result of the translation to euros of the intangible assets by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 2) are shown in the column "Translation differences and hyperinflation adjustments". The hyperinflation adjustment at January 1, 2018

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corresponding to the intangible assets of the Group companies in Argentina totaled 483 million euros (mainly 458 million euros for service concession arrangements and licenses and 24 million euros for software).
On July 25, 2017, Coltel and another telecom operator were notified of the arbitration award issued in the arbitration proceedings initiated by the MinTIC. The arbitration award was not favorable to the co-defendants and as a consequence the shareholders' meeting of Coltel approved a capital increase for an aggregate amount of 1,651,012 million Colombian pesos (approximately 470 million euros) to pay the entire amount set forth in the arbitration award (see Note 2). Both ColTel and Telefónica have initiated legal actions (see Appendix VI). The payment of the sum awarded was recognized in 2017 as an additional cost of the license since this cost was mandatory and unavoidable in order to continue using the license.
“Inclusion of companies” in 2017 mainly corresponded to Coltel acquiring control over the companies Telebucaramanga, Metrotel and Optecom.

Note 7. Goodwill
The movement in goodwill assigned to each Group segment was as follows:

2018
Millions of euros	Balance at 12/31/2017	Transfer to Non-currents assets held for sale	Write-offs	Exchange rate impact and other	Balance at 12/31/2018
Telefónica Spain	4,310	—	—	—	4,310
Telefónica Brazil	10,057	—	—	(1,066)	8,991
Telefónica Germany	4,815	—	—	—	4,815
Telefónica United Kingdom	4,648	—	—	(37)	4,611
Telefónica Hispam Norte	1,002	(183)	(350)	(5)	464
Telefónica Hispam Sur	1,907	—	—	555	2,462
Others	102	—	(6)	(1)	95
Total	26,841	(183)	(356)	(554)	25,748

2017(*)
Millions of euros	Balance at 12/31/2016	Additions	Write-offs	Exchange rate impact and other	Balance at 12/31/2017
Telefónica Spain	4,306	—	—	4	4,310
Telefónica Brazil	11,565	—	—	(1,508)	10,057
Telefónica Germany	4,787	28	—	—	4,815
Telefónica United Kingdom	4,824	—	—	(176)	4,648
Telefónica Hispam Norte	957	147	—	(102)	1,002
Telefónica Hispam Sur	2,083	—	—	(176)	1,907
Others	164	—	—	(62)	102
Total	28,686	175	—	(2,020)	26,841
(*) The movement in 2017 has been restated to reflect the spin off process of the Telefónica Hispanoamérica segment of Telefónica Hispam Norte and Telefónica Hispam Sur (see Note 4).

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The goodwill transferred to Non-current assets held for sale in 2018 corresponds to Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 28).
In 2018, an impairment loss was recognized for the total value of the goodwill assigned to Telefónica Móviles México, amounting to 350 million euros, with a balancing entry in “Other expenses” (see Note 23). In 2018, changes occurred in Mexico's macroeconomic and financial conditions, which were reflected in the risk premiums that compute in the calculation of the cost of capital. In this context, the estimated WACC increased to 10.6% (from the 9.5% used in the valuation at the end of the 2017 financial year). On top of the macroeconomic situation, there was also increased market competition in 2018, mainly in prepay. Against this background, the latest available business plans, approved by the Company in November 2018, show a slowdown in the expected growth for the main operating variables.
In addition, goodwill of 6 million euros from the sale of Tokbox Inc was derecognized (see Note 23 and Appendix I).
As explained in Note 2, in 2018 Telefónica Group applied inflation adjustments to its companies whose functional currency is the Argentine peso. The adjustment for inflation at January 1, 2018, of the goodwill recognized in relation to the Group’s operators in Argentina was 858 million euros, recorded in the column "Exchange rate impact and other" of Telefónica Hispam Sur.
Additions of Telefónica Hispam Norte in 2017 relate to the acquisition of control by Coltel of the companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP, Metropolitana de Telecomunicaciones S.A. ESP and Operaciones Tecnológicas y Comerciales S.A.S. In 2018 the preliminary allocation of goodwill was reviewed within the twelve-month period from the acquisition date (see Note 5). Additions of Telefónica Germany relate to Minodes GmbH and Co-Trade GmbH (see Appendix I).
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/2018	12/31/2017
Telefónica Spain	4,310	4,310
Telefónica Brazil	8,991	10,057
Telefónica Germany	4,815	4,815
Telefónica United Kingdom	4,611	4,648
Telefónica Hispam Norte	464	1,002
Colombia	192	222
Mexico	—	339
Central America	144	319
Ecuador	128	122
Telefónica Hispam Sur	2,462	1,907
Chile	906	978
Peru	744	739
Argentina	785	161
Uruguay	27	29
Others	95	102
TOTAL	25,748	26,841

Goodwill is tested for impairment at the end of the year using the business plans (approved by the Board of Directors) of the cash-generating units to which the goodwill is assigned. The business plans cover a four years period, including the closing year. Therefore, in order to complete the five years of cash flows after the closing year, an additional two-year normalization period is added to the business plans based on the operating ratios until the terminal parameters are reached. The analysts consensus' forecasts are used as a reference. For specific

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2018 Consolidated Financial Statements

cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business. Finally, to determine the terminal value of each CGU, a constant free cash flows growth over time is assumed, applying a terminal growth rate. The model used is similar to the dividend discount model developed by Gordon-Shapiro, internationally recognized for business valuations.
The process of preparing the CGUs’ business plans considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs, and the differentiation capabilities compared to the competition based on market projections. A growth target is therefore defined for each CGU, based on the appropriate allocation of operating resources and the capital investments required to achieve the target. In addition, operating efficiency improvements are defined, in line with the strategic transformation initiatives, in order to increase the forecasted operating cash flow. In this process, the Group considers the compliance with business plans in the past.
Main assumptions used in calculating value in use
CGUs’ Value in use are calculated based on the approved business plans. Certain variables are then considered, including the OIBDA margin and Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.
In terms of revenue, the plan is in line with the average three-year analyst consensus, which reflects a stability or improvement trend. This trend is based on the quality and the differentiation of the products and services offered by the Group, increasing the high-value customer portfolio and the monetization of the growing data consumption, despite the strong competition in certain segments.
Therefore, revenues in Spain reflect the increase in the penetration of convergent products and services, offered over a network with differential quality. In Germany, the strong growth of high-value mobile data customers. In Brazil, the strength of Telefónica's leadership driven by its differential quality and the optimization of integration synergies. In the United Kingdom, the attractive momentum of mobile data.
The main variables considered for each CGU with significant goodwill (Brazil, Spain, United Kingdom and Germany), are described below.
The OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, described in the previous paragraphs, are compared with the available data on competitors in the geographic markets where Telefónica Group operates. With regard to Europe, the long-term OIBDA margin for operations in Spain is 40%, though it is much lower in Germany (28%) and the United Kingdom (27%). The long-term OIBDA margin is therefore in line with analysts' forecasts over a three-year horizon, with Spain estimated at 40%, Germany at 27% and the United Kingdom at 26%.
Regarding the ratio of CapEx over revenues, forecasted in the business plans, the Group’s European operators invest at a percentage of revenue aligned with the range for peers in the region. However, the valuations performed for the impairment tests for Spain, Germany and United Kingdom consider the opinions of Telefónica Group’s analysts with regard to investment needs (around 12% for the three countries).
The OIBDA margin for Brazil is 42%, within the range of analysts' long-term forecasts (between 37% and 43%). Over the term of the business plans, the operator will invest a percentage in line with the investment needs forecasted by analysts (18%).
Discount rate
The discount rate, applied to measure cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according to the finance structure established for each CGU.

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This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and impact of risks on cash flows not generated internally such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset.
In the UK, the uncertainty surrounding the Brexit process continues to generate an adverse impact on certain financial indicators and lower economic growth that it should be. For this reason, the cost of capital used in the valuation continues to be stressed, through a higher than implied market premium.
The most significant components of WACC are summarized as follows:

•
Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models) between which the interest rates should fall, thus adjusting the return in low rates because of the high influence of public debt purchased by central banks.

•
Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.

•
Equity Risk Premium (ERP): the return in excess that equity assets are expected to yield over the risk-free rate. It is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.

•
Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed. The main underlying data used in these calculations are obtained from independent and renowned external information sources.

The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2018 and 2017 for the main CGUs are as follows:

	2018		2017
Discount rate in local currency	Before tax	After-tax	Before tax	After-tax
Spain	8.3%	6.4%	7.7%	5.9%
Brazil	14.4%	11.2%	14.0%	10.9%
United Kingdom	7.5%	6.3%	7.5%	6.3%
Germany	6.9%	5.2%	6.2%	4.7%

Perpetuity growth rate
Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering the analyst consensus estimates for each business and country, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusting any particular case with specific characteristics related with the business evolution.

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The perpetuity growth rates applied to the cash flow projections in 2018 and 2017 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2018	2017
Spain	0.9%	0.8%
Brazil	4.5%	4.5%
United Kingdom	0.8%	0.8%
Germany	1.0%	1.0%

There were no significant changes in the perpetuity growth rates for 2018 compared to 2017. Europe remains around 1%.
In Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4%, within a range of ±1.5 percentage points) and is aligned with the analyst consensus for the business plans horizon (below 4.5%) yet below the forecasted nominal GDP growth rate (which oscillates around 6.5%). A conservative outlook was maintained in line with analysts’ expectations.
Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases, expressed in percentage points (percentage points), were assumed:

Changes in key assumptions, In percentage points (percentage points)	Spain	United Kingdom	Germany	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 1	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.5	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 1.25	+/- 1.25	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 0.63	+/- 0.63	+/- 1
For the sensitivity analysis of the valuation of Telefónica United Kingdom, the threshold of the reasonable variations of financial assumptions has been increased, due to the uncertainty of Brexit (to +/- 1 percentage points in the discount rate and +/- 0.5 percentage points in the perpetuity growth rate). In the case of the reasonable variations of the operating variables, there is also a significant gap between these valuations and the carrying value. Although the final result of Brexit could have a negative effect on Telefónica United Kingdom, it must be pointed out that, since the Brexit referendum took place in 2016, the company has not experienced any worsening of its operating variables, recording growth in revenue, OIBDA and OIBDA margin in the last two years in local currency (see Note 4).
The sensitivity analysis revealed a comfortable gap between the recoverable value and carrying amount for the rest of CGU at December 31, 2018.
In the case of Telefónica Argentina, an increase of 200 basis points (21.2% to 23.2%) in its WACC, would generate a negative impact through impairment of goodwill of approximately 13 million euros. This increase in WACC, combined with a lower terminal growth rate of 0.75 percentage points, would increase this negative impact to 95 million euros. In turn, a 1.25 percentage points drop in the OIBDA margin and a 0.63 percentage points increase in the investment/sales ratio would have no impact on the carrying value of this goodwill.

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2018 Consolidated Financial Statements

Note 8. Property, plant and equipment
The composition of and movement in the items constituting net “Property, plant and equipment” in 2018 and 2017 were as follows:

2018
Millions of euros	Balance at 12/31/17	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Land and buildings	4,383	42	(368)	(29)	77	205	4,310
Plant and machinery	25,297	1,305	(4,905)	(6)	4,204	(549)	25,346
Furniture, tools and other items	1,267	134	(478)	(21)	340	(41)	1,201
PP&E in progress	3,278	4,660	—	(15)	(5,401)	(84)	2,438
Total PP&E	34,225	6,141	(5,751)	(71)	(780)	(469)	33,295

2017
Millions of euros	Balance at 12/31/16	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/17
Land and buildings	4,858	64	(391)	(14)	139	(293)	20	4,383
Plant and machinery	26,770	2,096	(5,062)	4	3,455	(2,039)	73	25,297
Furniture, tools and other items	1,426	223	(500)	(4)	230	(117)	9	1,267
PP&E in progress	3,339	4,496	—	(8)	(4,237)	(323)	11	3,278
Total PP&E	36,393	6,879	(5,953)	(22)	(413)	(2,772)	113	34,225

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2018 and 2017 were as follows:

Balance at December 31, 2018
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,949	(7,636)	(3)	4,310
Plant and machinery	102,615	(77,222)	(47)	25,346
Furniture, tools and other items	7,137	(5,931)	(5)	1,201
PP&E in progress	2,453	—	(15)	2,438
Total PP&E	124,154	(90,789)	(70)	33,295

Balance at December 31, 2017
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,344	(6,958)	(3)	4,383
Plant and machinery	96,335	(70,969)	(69)	25,297
Furniture, tools and other items	6,900	(5,624)	(9)	1,267
PP&E in progress	3,289	—	(11)	3,278
Total PP&E	117,868	(83,551)	(92)	34,225

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2018 Consolidated Financial Statements

Investment by Telefónica Spain in property plant and equipment in 2018 and 2017 amounted to 1,387 and 1,451 million euros, respectively. Rapid fiber optic rollout, exceeding 21 million premises passed by the end of 2018, as well as investments in LTE network, reaching 96% population coverage.
Investment by Telefónica United Kingdom in property plant and equipment in 2018 and 2017 amounted to 777 and 727 million euros, respectively. The investment has been focused on increasing LTE experience, achieving 99% population coverage by the end of 2018, and also pursuing the improvement of network- capacity and quality.
Investment by Telefónica Germany in property plant and equipment in 2018 and 2017 amounted to 697 and 675 million euros, respectively. The company continued its dedication to extend LTE coverage, achieving a coverage of 88% by year-end 2018.
Investment by Telefónica Brazil in property plant and equipment in 2018 and 2017 amounted to 1,625 and 1,842 million euros, respectively. The investment was mainly dedicated to extend the coverage and capacity of LTE mobile networks, the deployment and connection of fiber network, the improvement of network quality, the extension of fiber network in the fixed business, as well as network simplification and digitalization of processes and systems.
Investment by Telefónica Hispam Norte in property plant and equipment in 2018 and 2017 amounted to 460 and 658 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of LTE networks, deployment of ultra-broadband fixed capabilities (fiber / HFC) in Colombia, as well as processes and systems simplification and digitalization in the region.
Investment by Telefónica Hispam Sur in property plant and equipment in 2018 and 2017 amounted to 997 and 1,268 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of LTE networks and ultra-broadband fixed capabilities (fiber / HFC).
"Transfers and others" in 2018 includes the reclasification of property, plant and equipment of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador amounting to 157 and 91 million euros, respectively, recorded in "Non-current assets classified as held for sale" of the statements of financial position (see Note 28).
The result of the translation to euros of property, plant and equipment by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 2) are shown in the column "Translation differences and hyperinflation adjustments". The hyperinflation adjustment at January 1, 2018 corresponding to property, plant and equipment of the Group companies in Argentina totaled 1,029 million euros (mainly 623 million euros for plant and machinery and 298 million euros for buildings).
“Inclusion of companies” in 2017 mainly corresponds to the control that Coltel acquired over the companies Telebucaramanga, Metrotel and Optecom.
Telefónica Group companies purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. Additionally, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 23.
Property, plant and equipment deriving from finance leases amounted to 190 million euros at December 31, 2018 (254 million euros at December 31, 2017).

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2018 Consolidated Financial Statements

Note 9. Associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

Millions of euros	12/31/2018	12/31/2017
Investments accounted for by the equity method	68	77
Loans to associates and joint ventures	—	16
Receivables from associates and joint ventures for current operations (Note 12)	33	32
Financial debt, associates and joint ventures	104	10
Payables to associates and joint ventures (Note 19)	520	491

Millions of euros	2018	2017	2016
Share of income (loss) of investments accounted for by the equity method	4	5	(5)
Revenue from operations with associates and joint ventures	233	218	213
Expenses from operations with associates and joint ventures	14	20	32
Financial revenues with associates and joint ventures	1	—	—
Financial expenses with associates and joint ventures	—	—	2

The detail of the movement in investments in associates in 2018 and 2017 was as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/16	76
Additions	8
Translation differences and other comprehensive income (loss)	(1)
Income (loss)	5
Dividends	(11)
Balance at 12/31/17	77
Additions	5
Disposals	(4)
Translation differences and other comprehensive income (loss)	2
Income (loss)	4
Dividends	(14)
Transfers and others	(2)
Balance at 12/31/18	68

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2018 Consolidated Financial Statements

Note 10. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Caja de Ahorros y Pensiones de Barcelona ("la Caixa") and Blackrock, Inc., with stakes in Telefónica, S.A. of 5.28%, 5.01% and 5.08%, respectively.
During 2018 and 2017, the Group carried out no significant transactions with Blackrock, Inc. other than the corresponding dividends paid.
The following is a summary of significant transactions between the Telefónica Group and BBVA and la Caixa companies, carried out at market prices:

Millions of euros
2018	BBVA	La Caixa
Finance costs	37	9
Receipt of services	6	6
Purchase of goods	—	60
Other expenses	3	—
Total costs	46	75
Finance income	42	—
Dividends received (1)	11	N/A
Services rendered	26	60
Sale of goods	3	48
Other income	2	—
Total revenue	84	108
Finance arrangements: loans and capital contributions (borrower)	368	368
Finance arrangements: loans and capital contributions (lessee)	—	10
Guarantees	202	104
Commitments	—	94
Finance arrangements: loans and capital contributions (lender)	595	891
Dividends paid	124	105
Factoring operations	643	300
(1) At December 31, 2018, Telefónica holds a 0.66% stake (0.66% stake at December 31, 2017) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 11).
The nominal value of outstanding derivatives held with BBVA and la Caixa in 2018 amounted to 17,962 and 543 million euros, respectively (21,749 million held with BBVA and 404 million euros held with La Caixa in 2017). As explained under Derivatives policy in Note 17, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 428 and -10 million euros, respectively at December 31, 2018 (390 and -28 million euros, respectively, at December 31, 2017). Additionally, at December 31, 2018, collateral guarantees on derivatives from BBVA and la Caixa have been received, amounting to 8 and 6 million euros, respectively (at December 31, 2017, there were collateral guarantees on derivatives provided to BBVA amounting to 286 million).

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2018 Consolidated Financial Statements

Millions of euros
2017	BBVA	La Caixa
Finance costs	35	5
Receipt of services	2	9
Purchase of goods	—	56
Other expenses	7	—
Total costs	44	70
Finance income	28	—
Contracts of management	1	—
Dividends received	11	N/A
Services rendered	38	71
Sale of goods	4	43
Total revenue	82	114
Finance arrangements: loans and capital contributions (borrower)	1,038	292
Finance arrangements: loans and capital contributions (lender)	—	14
Guarantees	222	51
Commitments	—	85
Finance arrangements: loans and capital contributions (lessee)	1,209	414
Dividends	128	104
Factoring operations	—	250

On the other hand, in July 2018, there was a non-extinguishing modifying novation of the investment and agreement between shareholders related to Telefónica Consumer Finance, E.F.C., S.A. signed between Telefónica, S.A., CaixaBank Consumer Finance, E.F.C., S.A. (formerly Finconsum, E.F.C., S.A.) and CaixaBank, S.A. on September 6, 2013, adhered to by Telefónica Consumer Finance, E.F.C., S.A. on February 6, 2014 (the "Novation of the Agreement of Investment and Contract between Shareholders"), in order to implement as an activity of Telefónica Consumer Finance, E.F.C., S.A. the granting of financing products from users from the universe of customers of the Telefónica Group in Spain, as well as for the corporate governance of Telefónica Consumer Finance, E.F.C., S.A. to adapt to the new regulatory framework applicable to the Financial Credit Institutions.
Similarly, in September 2018, a statement of intent was signed between Telefónica Digital España, S.L.U. and Banco Bilbao Vizcaya Argentaria, S.A., in order to explore a potential partnership to offer financing to consumers, the self-employed and small companies in Argentina, Colombia, Peru and Mexico.
Likewise, in December 2018, a financial collaboration agreement was signed between Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for employees, pensioners and early-retirees of the Telefónica Group.
Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 9.
During 2018, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 26.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions in these type of insurance and a premium

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2018 Consolidated Financial Statements

attributable to 2018 of 1,916,210 euros (1,943,007 euros in 2017). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.
Certain Telefónica Group subsidiaries performed transactions in 2018 with Global Dominion Access Group, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 25 million euros (23 million euros in 2017).
A representative from Telefónica remains on China Unicom’s board of directors, and vice versa (see Note 11), as well as an industrial alliance with this company. In 2015 a "joint venture" with China Unicom was incorporated, for the development of Big Data Services in China, using the "Smart Steps" technology developed by Telefónica. Telefónica's stake in this Company is 45% through Telefónica Digital España, S.L., with China Unicom Big Data Limited Corporation owning the remaining 55% stake. In 2018 this company obtained a turnover equivalent to 10 million euros. Similarly, the operation consisting of the entry of the company Beijing Jingdong Financial Technology Holding Co., Ltd., controlled by JD.com, in the aforementioned "joint venture" was approved in December 2018, which will result in a capital increase fully to subscribe by Beijing Jingdong Financial Technology Holding Co., Ltd. (17%, approximately) with the consequent dilution of the current shareholders (Telefónica will held about 33%, approximately).

Note 11. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2018 and December 31, 2017 is as follows:

Millions of euros	12/31/2018	12/31/2017
Non-current financial assets (Note 14)	6,393	7,771
Investments	573	650
Credits and others financial assets	1,050	1,183
Deposits and guarantees	1,624	2,625
Trade receivables	488	638
Impairment of trade receivables	(118)	(137)
Derivative financial assets (Note 17)	2,776	2,812
Other non-current assets	716	396
Contractual assets (Note 20)	108	—
Deferred expenses (Note 20)	191	—
Prepayments	417	396
Total	7,109	8,167

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2018 Consolidated Financial Statements

Non-current financial assets
The movement in investments, credits and others financial assets, deposits and guarantees, trade receivables and impairment of trade receivables in 2018 and 2017, is as follows:

Millions of euros	Investments	Credits and other financial assets	Deposits and guarantees	Trade receivables	Impairment of trade receivables
Balance at 12/31/16	825	1,177	1,938	593	(154)
Acquisitions	16	358	955	602	(12)
Disposals	(155)	(173)	(156)	(59)	41
Translation differences	(7)	(41)	(258)	(40)	16
Fair value adjustments and financial updates	5	4	84	(5)	—
Transfers and other	(34)	(142)	62	(453)	(28)
Balance at 12/31/17	650	1,183	2,625	638	(137)
First application of IFRS 9 impact	—	—	—	(201)	17
Acquisitions	65	2,077	66	662	(21)
Disposals	(24)	(663)	(728)	(148)	10
Translation differences	(5)	(43)	(149)	(12)	1
Fair value adjustments and financial updates	(115)	23	18	(4)	—
Transfers and other	2	(1,527)	(208)	(447)	12
Balance at 12/31/18	573	1,050	1,624	488	(118)
Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant control and for which there is no specific short-term disposal plan (see Note 3.i).
Additionally, the Telefónica Group’s shareholding in BBVA amounted to 205 million euros (314 million euros at December 31, 2017), representing 0.66% of its share capital at December 31, 2018 (same percentage at December 31, 2017).
At December 31, 2018, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 169 million euros (same percentage at December 31, 2017, valued at 205 million euros).
In 2017, shares of China Unicom (Hong Kong) Limited were sold representing 0.24% of its share capital for 72 million euros, that had a negative impact in Net financial expense of 4 million euros.
At December 31, 2018, Telefónica maintained a 9.44% stake in the share capital of Promotora de Informaciones, S.A. (Prisa), valued at 93 million euros (11.78% at December 31, 2017 valued at 27 million euros). In 2018 Telefónica subscribed the capital increase of PRISA, acquiring 42.2 million new shares and selling the rest of the preferred subscription rights. The net amount of the transaction was 49 million euros.
With the application of IFRS 9, the shares described above, classified as financial available-for-sale assets at December 31, 2017, have been reclassified as of January 1, 2018 to the categories of financial assets at fair value thought other comprehensive income, equity instruments (see Note 14).
In June 2017, Telefónica sold its entire shareholding in Mediaset Premium (representing 11.1%), which had a negative impact on net financial expense of 76 million euros.
"Transfers and other" in 2017 primarily includes the prior stake in Colombian companies Telebucaramanga, Metrotel y Optecom (see Note 5).

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2018 Consolidated Financial Statements

Long-term credits and other financial assets
The composition of long-term credits is as follows:

Millions of euros	12/31/2018	12/31/2017
Long-term receivables for indirect taxes	731	189
Other long-term credits	319	994
Total	1,050	1,183
In 2018 two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). These decisions cover the period from September 2003 to June 2017, and the period from July 2004 to June 2013.
Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest. The total amount, recorded as additions of Credits and other financial assets in the table above, amounted to 6,240 million Brazilian reals (around 1,454 million euros at an average exchange rate of 2018). The impact on the consolidated income statement amounted to 3,386 million Brazilian reals (789 million euros), reducing the “Taxes” item under “Other expenses” (Note 23), and 2,854 million Brazilian reals (665 million euros) under “Finance Income”.
In August 2018 Telefónica Brazil started compensating the credits. In October 2018 the competent authority in Brazil filed a review of the supporting documentation with the purpose of approving the PIS and COFINS credits. This review is still ongoing at the date of approval of these consolidated financial statements. Telefónica Brazil met all the requests of this procedure and it continues compensating the credits, in line with the favorable decision issued by the court.
The outstanding credit at December 31, 2018 amounted to 4,915 million Brazilian reals (1,107 million euros at the closing exchange rate for 2018). “Long-term receivables for indirect taxes” includes the amount expected to be offset in more than 12 months, off 539 million (568 million euros at short-term, see Note 22).
The Company is still engaged in three other lawsuits of the same nature (including the lawsuits of the companies GVT and Telemig, currently incorporated in Telefónica Brazil). According to the company’s estimates, the contingent assets for these processes, which comprise various periods between December 2001 and June 2017, lie in a range between 1,700 and 2,200 million Brazilian reals (between 383 and 496 million euros at the year-end exchange rate for 2018).
“Other long-term credits” at December 31, 2017 included long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 692 million euros. At December 31, 2018, these long-term financial assets amounted to 634 million euros and were reclassified as non-current assets classified as held for sale (see Note 28). These assets are mainly intended to cover obligations from the defined benefit plans of Telefónica de España (ITP and Survival) but do not qualify as “plan assets” under Employee Benefits (IAS 19) (see Note 21). Likewise, this line item includes long-term financial assets of Telefónica Germany amounting to 62 and 58 million euros at December 31, 2018 and 2017, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 21).
The vast majority of long-term credits, recognized at amortized cost (Note 14), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

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2018 Consolidated Financial Statements

Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 810 million euros (see Note 21) at December 31, 2018 (1,598 million euros at December 31, 2017).
At December 31, 2018, there were deposits related to the collateral guarantees on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 687 million euros of which 276 million euros cross currency swap (902 million euros at December 31, 2017 that included 701 million euros related to cross currency swap).
In addition, 120,000 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica SA linked to these collateral contracts as guarantee for a nominal amount of 105 million euros.
The vast majority deposits and guarantees recognized at amortized cost (Note 14), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

Note 12. Receivables and other current assets
The detail of receivables and other current assets of the Telefónica Group at December 31, 2018 and December 31, 2017 is as follows:

Millions of euros	12/31/2018	12/31/2017
Receivables (Note 14)	8,419	8,727
Trade receivables	10,666	10,891
Impairment of trade receivables	(2,657)	(2,563)
Receivables from associates and joint ventures (Note 9)	33	32
Other receivables	377	367
Other current assets	2,160	1,366
Contractual assets (Note 20)	341	—
Capitalized costs (Note 20)	566	—
Prepayments	1,253	1,366
Total	10,579	10,093

Public-sector net trade receivables at December 31, 2018 and 2017 amounted to 345 million euros and 346 million euros, respectively.

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2018 Consolidated Financial Statements

The movement in impairment of trade receivables in 2018 and 2017 is as follows:

Millions of euros
Impairment provision at December 31, 2016	2,795
Allowances	998
Inclusion of companies	14
Amounts applied	(1,019)
Translation differences and other	(225)
Impairment provision at December 31, 2017	2,563
Adjustment on initial application of NIIF 9 (Note 14)	126
Allowances	853
Transfers	(10)
Amounts applied	(768)
Translation differences and other	(107)
Impairment provision at December 31, 2018	2,657

The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2018 and 2017 is as follows:

	12/31/2018		12/31/2017
Millions of euros	Trade receivables	Impairment	Trade receivables	Impairment
Trade receivables pending billing	2,682	(25)	3,015	(16)
Amount not overdue invoiced	3,508	(195)	3,446	(166)
Less than 90 days	1,532	(164)	1,566	(83)
Between 90 and 180 days	519	(168)	455	(228)
Between 180 and 360 days	364	(212)	385	(244)
More than 360 days	2,061	(1,893)	2,024	(1,826)
Total	10,666	(2,657)	10,891	(2,563)

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2018 Consolidated Financial Statements

Note 13. Other current financial assets
The other current financial assets include the following items:

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position amounted to 922 million euros at December 31, 2018 (845 million euros at December 31, 2017, see Note 17).

•
Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounted to 87 million euros at December 31, 2018 (130 million euros at December 31, 2017) and were recorded at fair value. At December 31, 2017 Antares amounted to 60 million euros. At December 31, 2018 Antares amounting to 52 million euros that were reclassified as non-current assets classified as held for sale (see Note 28).

•
Short-term deposits and guarantees amounted to 95 million euros at December 31, 2018 (125 million euros at December 31, 2017) which includes current judicial deposits amounting to 71 million euros (see Note 21) constituted by Telefónica Brazil (82 million euros at December 31, 2017).

•
Short-term credits, net of impairment provisions, amounted to 1,102 million euros at December 31, 2018 (877 million euros at December 31, 2017). At December 31, 2018, this amount included bank deposits with a maturity between three and twelve months formalized by Telefónica, S.A. which amounted to 972 million euros (700 million euros at December 31, 2017).

The vast majority of short-term credits, deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 14) are considered to be low credit risk assets.
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

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2018 Consolidated Financial Statements

Note 14. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2017 was as follows:

December 31, 2017
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available for sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held to maturity invest-ments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 11)	1,074	250	1,117	1,738	822	3,339	18	—	3,592	7,771	7,771
Investments	—	—	650	—	567	83	—	—	—	650	650
Credits and other financial assets	—	250	467	—	86	613	18	—	466	1,183	1,183
Deposits and guarantees	—	—	—	—	—	—	—	—	2,625	2,625	2,625
Derivative instruments	1,074	—	—	1,738	169	2,643	—	—	—	2,812	2,812
Trade receivables	—	—	—	—	—	—	—	—	638	638	501
Impairment of trade receivables	—	—	—	—	—	—	—	—	(137)	(137)	—
Current financial assets	163	60	66	731	105	915	—	169	14,884	16,073	16,073
Trade receivables (*) (Note 12)	—	—	—	—	—	—	—	—	11,290	11,290	8,727
Impairment of trade receivables (*) (Note 12)	—	—	—	—	—	—	—	—	(2,563)	(2,563)	—
Other financial assets (Note 13)	163	60	66	731	105	915	—	169	965	2,154	2,154
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,192	5,192	5,192
Total	1,237	310	1,183	2,469	927	4,254	18	169	18,476	23,844	23,844
(*) For comparative purposes, and considering the impact of the IFRS 9 application on the impairment of trade receivables, short-term trade receivables are included in the breakdown of financial assets by category as of December 31, 2017.

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2018 Consolidated Financial Statements

The opening balance as of January 1, 2018, after the impacts of the first application of IFRS 9 (see Notes 2 and 3), is as follows:

January 1, 2018
			Fair value through profit or loss		Fair value through other compre-hensive income			Measurement hierarchy
Millions of euros	Balance at December 31, 2017	First application of FRS9 Impact	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly obser-vable market inputs)	Level 3 (Inputs not based on obser-vable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets	7,771	(184)	1,118	250	511	631	1,738	822	3,408	18	3,339	7,587	7,587
Investments	650	—	19	—	—	631	—	567	83	—	—	650	650
Credits and other financial assets	1,183	—	25	250	442	—	—	86	613	18	466	1,183	1,183
Deposits and guarantees	2,625	—	—	—	—	—	—	—	—	—	2,625	2,625	2,625
Derivative instruments	2,812	—	1,074	—	—	—	1,738	169	2,643	—	—	2,812	2,812
Trade receivables	638	(201)	—	—	69	—	—	—	69	—	368	437	317
Impairment of trade receivables	(137)	17	—	—	—	—	—	—	—	—	(120)	(120)	—
Current financial assets	16,073	(37)	803	60	488	—	731	105	1,977	—	13,954	16,036	16,036
Trade receivables	11,290	89	575	—	487	—	—	—	1,062	—	10,317	11,379	8,690
Impairment of trade receivables	(2,563)	(126)	—	—	—	—	—	—	—	—	(2,689)	(2,689)	—
Other current financial assets	2,154	—	228	60	1	—	731	105	915	—	1,134	2,154	2,154
Cash and cash equivalents	5,192	—	—	—	—	—	—	—	—	—	5,192	5,192	5,192
Total	23,844	(221)	1,921	310	999	631	2,469	927	5,385	18	17,293	23,623	23,623
The main impacts of the first application of IFRS 9 at January 1, 2018 are the following:

•
Impact of 221 million euros (with counterparty in reserves net of tax impact) corresponding to the increase of impairment of trade receivables classified at amortized cost (200 million euros) and the decrease of the book value of trade assets classified at fair value (21 million euros).

In addition, according to the new categories introduced by IFRS 9, the following reclassifications have been recorded:

•
Reclassification of trade receivables associated with portfolios whose business model is based on a combination of held to collect contractual cash flows and sell the financial asset, or only to sell, valued as financial assets at amortized cost as of December 31, 2017, to financial assets at fair value through

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other comprehensive income and fair value through profit or loss amounting to 556 and 596 million euros respectively. The impact on the book value of these assets was a decrease of 21 million euros as of January 1, 2018, previously mentioned. On the other hand, the first application impact of non-current trade receivables amounting to 201 million euros, mainly includes the reclassification of part of trade receivables classified as financial assets at amortized cost as of December 31, 2017, to the category of financial assets at fair value through profit or loss according to the business model determined in accordance with IFRS 9 (commercial portfolio sales operations) and these assets are presented in the short-term at fair value.

•
Reclassification of held-to-maturity investments as of December 31, 2017 to the category of financial assets at amortized cost (169 million euros). The Group intends to hold these assets until maturity to collect the contractual cash flows, which correspond to payment of principal and interest. There has been no impact on the book value of these assets due to the application of IFRS 9.

•
Reclassification of the investments, classified as available-for-sale financial assets at December 31, 2017 to the categories of financial assets at fair value through other comprehensive income, equity instruments (631 million euros) and financial assets at fair value through profit or loss (19 million euros). This choice of valuation is based on the Group's management objectives in relation to its investments. Impairment losses from previous years corresponding to these assets at fair value through other comprehensive income, recorded at December 31, 2017 in retained earnings, have been reclassified to other comprehensive income in equity, in the line of adjustments on initial application of new reporting standards.

•
Reclassification of the rest of financial assets classified as available for sale at December 31, 2017, to financial assets at fair value through other comprehensive income, debt instruments (443 million euros) and to financial assets at fair value through profit or loss (90 million euros), without impact on the accounting valuation of these financial assets.

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2018 Consolidated Financial Statements

The breakdown of financial assets of the Telefónica Group at December 31, 2018 is as follows:

December 31, 2018
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 11)	860	—	70	545	1,950	660	2,765	—	2,968	6,393	6,393
Investments	28	—	—	545	—	492	81	—	—	573	573
Credits and other financial assets	6	—	—	—	—	6	—	—	1,044	1,050	1,050
Deposits and guarantees	—	—	—	—	—	—	—	—	1,624	1,624	1,624
Derivative instruments	826	—	—	—	1,950	162	2,614	—	—	2,776	2,776
Trade receivables	—	—	70	—	—	—	70	—	418	488	370
Impairment of trade receivables	—	—	—	—	—	—	—	—	(118)	(118)	—
Current financial assets	961	—	681	—	660	154	2,148	—	14,018	16,320	16,320
Trade receivables (Note 12)	580	—	680	—	—	—	1,260	—	9,816	11,076	8,419
Impairment of trade receivables (Note 12)	—	—	—	—	—	—	—	—	(2,657)	(2,657)	—
Other current financial assets (Note 13)	381	—	1	—	660	154	888	—	1,167	2,209	2,209
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,692	5,692	5,692
Total	1,821	—	751	545	2,610	814	4,913	—	16,986	22,713	22,713
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

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Note 15. Equity
a) Share capital and share premium
2018
At December 31, 2018, Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).
2017
On September 20, 2017, the public deed evidencing the conversion of bonds, share capital increase and amortization of bonds was registered, whereby issuing 154,326,696 new ordinary shares of a nominal value of 1 euro each within the framework of the conversion of the bonds mandatorily convertible into shares of Telefónica, S.A. that were issued by its wholly owned subsidiary, Telefónica Participaciones, S.A.U., on September 24, 2014, guaranteed by Telefónica, S.A. As a result of the aforementioned conversion and the referred capital increase, the share capital of Telefónica, S.A. was set at 5,192,131,686 euros, divided into 5,192,131,686 ordinary shares of the same class and series, with a nominal value of 1 euro each.
At December 31, 2017, Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and comprised 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro.
Authorizations by Shareholders’ Meeting
With respect to share capital-related authorizations, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum five years period from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of article 506 of the Spanish Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution. Pursuant to the aforementioned authorizations, as of December 31, 2018, the Board of Directors may increase the share capital up to the maximum nominal amount of 2,469,208,757 euros.
In addition, at the June 9, 2017 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, promissory notes and other fixed-income securities and hybrid instruments, including preferred shares, in all cases be they simple, tradable, and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The issuance of the aforementioned securities may be conducted at one or several times, at any time, within a maximum five-year period from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments in any legally admitted form (including yet not restricted to preferred shares), plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company and/or giving the holders thereof a share in the earnings of the Company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed the sum of 25,000 million euros or the equivalent in another currency at any time. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for the purpose of the aforementioned limit.

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2018 Consolidated Financial Statements

Likewise, for the sake of the aforementioned limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance approved under this delegation shall be taken into account.
Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).
b) Dividends
Dividends distribution in 2018
Approval was given at the General Shareholders' Meeting of June 8, 2018 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 15, 2018 amounting to 1,025 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 20, 2018 amounting to 1,026 million euros.
Dividends distribution in 2017
Approval was given at the General Shareholders' Meeting of June 9, 2017 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 16, 2017 amounting to 994 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 14, 2017 amounting to 1,025 million euros.
Dividends distribution in 2016 and capital increase
Approval was given at the General Shareholders' Meeting of May 12, 2016 to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.40 euros per outstanding share carrying dividend rights. The dividend was paid in full on May 19, 2016 and the total amount paid was 1,906 million euros.
On November 11, 2016 the Executive Commission of Telefónica, S.A.’s Board of Directors approved to pay a scrip dividend amounting to approximately 0.35 euros per share, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments. The payment was made on December 7, 2016 with an impact in equity amounting to 500 million euros.
Additionally, the shareholders of 70.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Thus, the final number of shares issued in the capital increase was 137,233,781 shares with a nominal value of 1 euro each.
Proposed distribution of profit attributable to equity holders of the parent
Telefónica, S.A. generated 3,014 million euros of profit in 2018.
The Company’s Board of Directors will submit the following proposed distribution of 2018 profit for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	—
Other reserves	3,014
Total	3,014

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2018 Consolidated Financial Statements

c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities are as follows (millions of euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2017	Tender Offer	Amount repurchased	Redemption	12/31/2018
03/22/18	3%	from 12/04/23 rate SWAP + spread incremental	2023	—	—	—	—	1,250
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	—	—	—	—	1,000
12/07/17	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	—	—	—	1,000
09/15/16	3.750%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	—	—	—	1,000
03/30/15(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	—	—	—	452
12/04/14	4.20%	from 12/04/19 rate SWAP + spread incremental	2019	850	850	(145)	—	705
03/31/14	5%	from 03/31/20 rate SWAP + spread incremental	2020	750	750	(158)	—	592
	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	1,000	—	—	1,000
11/26/2013(**)	6.75%	from 11/26/20 rate SWAP + spread incremental	2020	716	716	(511)	—	205
09/18/13	6.5%	from 09/18/18 rate SWAP + spread incremental	2018	1,125	1,125	(652)	(473)	—
	7.625%	from 09/18/21 rate SWAP + spread incremental	2021	625	625	(333)	—	292
				7,518				7,496
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million U.S. dollars)
(**) Tender offer over 600 million pounds of undated deeply subordinated securities of which 428 million pounds were accepted (equivalent to 511 million euros at the rate of exchange at the date of the issuance).

In all issuances of undated deeply subordinated securities, the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.
As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these undated deeply subordinated securities are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.
In March 2018, Telefónica Europe, B.V. executed an operation to proactively manage its hybrid capital composed of: a) two new emissions per aggregate amount of 2,250 million euros; and b) a tender offer on a basket of hybrids in euros and pounds with early amortization dates between September 2018 and March 2024. The issuer accepted the purchase in cash and immediately thereafter these were amortized in advance. The operations of new issuance and repurchase were liquidated with dates March 22, 2018 and March 23, 2018, respectively.
On September 18, 2018, Telefónica Europe, B.V. exercised the issue call option of 1,125 million euros of undated deeply subordinated securities issued on September 18, 2013 with the subordinated guarantee of Telefónica.

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Through the exercise of this option, the company proceeded to repurchase, at par, and amortize all of the outstanding securities at the date of this issuance, in an aggregate principal amount of 473 million euros.
In 2018, the payment of the coupons related to the undated deeply subordinated securities, in an aggregate amount, net of tax effects, of 392 million euros (263 million and 255 million euros in 2017 and 2016, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity. In 2018, the coupons related to the undated deeply subordinated securities has been impacted by the premium of the tender offer amounting to 139 million euros, net of tax effects.
Notes mandatorily convertible into shares of Telefónica, S.A.
On September 24, 2014, Telefónica Participaciones, S.A.U. issued 1,500 million euros of notes mandatorily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. At maturity of the notes, Telefónica, S.A. delivered a total of 154,341,669 shares of Telefónica, S.A. on behalf of Telefónica Participaciones, S.A.U. at a conversion price of 9.7174 euros per share (minimum conversion price after the standard adjustments included in the terms of the notes). To meet the conversion of the notes, Telefónica, S.A. issued 154,326,696 new shares in execution of a capital increase and delivered 14,973 treasury shares.
These mandatorily convertible notes were compound instruments split into two components, namely a debt component amounting to 215 million euros, corresponding to the present value of the coupons; and an equity component for the remaining amount, since the issuer opted to convert the treasury shares at a fixed ratio, as included in the heading “other equity instruments”. The third coupon was paid in 2017 and amounted to 74 million euros (74 million euros in 2016).
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2017, after the capital increase carried forward in 2017, the Company needed to increase the legal reserve by an additional 51 million euros, until the legal reserve was fully constituted. The proposed distribution of 2017 profit included a corresponding allocation of 51 million euros. At December 31, 2018 the Company had duly set aside 1,038 million euros to comply with legal reserve requirements.
e) Retained earnings
These reserves include undistributed profits of companies constituting the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined benefit plans and the payment of coupons related to subordinated securities, if applicable.
In addition, these reserves include equity effects derived from the restatement for inflation of the financial statements of the Group companies operating in Venezuela and Argentina, and the translation differences generated upon translating their respective financial statements into euros using the exchange rate at the end of the period (see Note 2).
These reserves also include revaluation reserves and the reserve for canceled share capital. These reserves are regulated by some restrictions for their distribution.
Revaluation reserves
The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Spanish Royal Decree-Law 7/1996 of June 7, and may be used, free of tax, to offset any losses incurred in the future and to increase capital. It may also be allocated to unrestricted reserves, provided that the capital gain has been realized.

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2018 Consolidated Financial Statements

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 6 million euros were reclassified to “Retained earnings” in 2018 (6 million euros in 2017 and 8 million euros in 2016), corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2018, this reserve amounted to 72 million euros (78 million euros at December 31, 2017).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2018 and 2017, no amount was recorded in this account. In 2016, the reserve for canceled share capital amounted to 75 million euros, the same amount as the capital reduction made in the year. The cumulative amount at December 31, 2018 and 2017 was 731 million euros each, respectively.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2018	2017	2016
Brazilian real	(10,603)	(8,710)	(5,999)
Pound sterling	(3,266)	(3,223)	(2,918)
Other currencies	(882)	(3,921)	(2,658)
Total Group	(14,751)	(15,854)	(11,575)

Translation differences for 2017 and 2016 have been revised due to the change in the presentation policy for hyperinflation effects in equity, which affects the translation differences accumulated in each of the periods of the subsidiaries in Venezuela (see Note 2).
g) Adjustment on initial application of new reporting standards IFRS 9 and IFRS 15
The initial application of new reporting standards IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers (see Note 2), effective as of January 1, 2018, had a net impact on total equity amounting to -165 million euros and 743 million euros, respectively, with the following detail:

Millions of euros	IFRS 9	IFRS 15	Total
Gross impact on equity	(221)	1,006	785
Tax effect	56	(263)	(207)
Impact on equity	(165)	743	578
Attributable to equity holders	(142)	654	512
Attributable to non-controlling interest	(23)	89	66
The amount reclassified to other comprehensive income from retained earnings, related to impairment losses of previous years, was included in the adjustment on initial application (see Note 14).
h) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2018, 2017 and 2016:

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2018 Consolidated Financial Statements

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
(*) Millions of euros

The following transactions involving treasury shares were carried out in 2018, 2017 and 2016:

Number of shares
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan	(2,869,334)
Capital reduction	(74,627,988)
Treasury shares at 12/31/16	141,229,134
Acquisitions	—
Employee share option plan	(3,518,795)
Capital reduction	(72,022,480)
Treasury shares at 12/31/17	65,687,859
Acquisitions	—
Employee share option plan	(191,739)
Other movements	—
Treasury shares at 12/31/18	65,496,120
There were no treasury shares purchases in 2018 and 2017 (668 million euros in 2016).
The most significant transaction with treasury shares in 2017 was the swap with Koninklijke KPN NV (hereinafter, KPN) by which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter, amounting to 754 million euros (see Note 5).
On September 30, 2017, and September 30, 2018, the first and second cycles, respectively, of the Telefónica, S.A. long-term incentive plans called “Performance and Investment Plan 2014-2019” (PIP 2014-2019) and "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 24).
On July 31, 2017, the Global Employee Share Plan III matured and 3,187,055 treasury shares were delivered to the Group employees who met the requirements (see Note 24).
On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2011-2016” (PIP 2011-2016) ended, which did not entail the delivery of any shares to Telefónica Group managers.
On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of treasury shares, as adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered. Therefore, 74,627,988 of the treasury shares of Telefónica, S.A. totaling 813 million euros were canceled.
The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent of 21.7 million of Telefónica shares in 2018 (35.2 million shares in 2017), recognized under “Current financial liabilities” in the consolidated financial statements for both fiscal years.

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2018 Consolidated Financial Statements

i) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2018, 2017 and 2016 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/17	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/18
Telefônica Brasil, S.A.	5,018	—	—	(406)	556	(550)	(14)	4,604
Telefónica Deutschland Holding, A.G.	3,114	—	—	(238)	(88)	—	85	2,873
Colombia Telecomunicaciones, S.A., ESP	523	—	—	—	41	(19)	(22)	523
Telefónica Centroamericana Inversiones, S.L.	307	—	—	(28)	30	7	—	316
Telxius Telecom, S.A.	694	139	—	(231)	80	5	(10)	677
Other	42	—	1	(3)	—	(1)	1	40
Total	9,698	139	1	(906)	619	(558)	40	9,033

Millions of euros	Balance at 12/31/16	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/17
Telefônica Brasil, S.A.	5,756	25	—	(320)	336	(772)	(7)	5,018
Telefónica Deutschland Holding, A.G.	4,150	—	(671)	(229)	(140)	—	4	3,114
Colombia Telecomunicaciones, S.A., ESP	(88)	605	—	—	26	(4)	(16)	523
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(22)	18	(43)	—	307
Telxius Telecom, S.A.	—	690	—	—	7	(3)	—	694
Other	56	—	—	(12)	(1)	(2)	1	42
Total	10,228	1,320	(671)	(583)	246	(824)	(18)	9,698

Millions of euros	Balance at 12/31/15	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/16
Telefônica Brasil, S.A.	4,644	—	—	(232)	257	1,099	(12)	5,756
Telefónica Deutschland Holding, A.G.	4,638	—	—	(263)	(217)	—	(8)	4,150
Colombia Telecomunicaciones, S.A., ESP	(30)	—	—	—	(32)	(7)	(19)	(88)
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(28)	19	8	1	354
Other	59	1	(8)	(1)	3	3	(1)	56
Total	9,665	1	(8)	(524)	30	1,103	(39)	10,228

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2018 Consolidated Financial Statements

Note 4 contains the revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones is as follows:

Millions of euros
Colombia Telecomunicaciones	2018	2017	2016
Revenues	1,468	1,462	1,409
OIBDA	556	482	464
Depreciation and amortization	(385)	(357)	(296)
Operating income	171	125	168
Capital Expenditure	192	796	330
Fixed Assets	1,950	2,221	1,710
Total allocated assets	3,073	3,246	2,788
Total allocated liabilities	1,615	1,790	3,226
The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2018	2017	2016
Net cash flow provided by operating activities	3,599	3,710	3,123
Net cash flow used in investing activities	(2,012)	(2,285)	(2,039)
Net cash flow used in financing activities	(1,660)	(1,653)	(1,218)
	(73)	(228)	(134)

Millions of euros
Telefónica Germany	2018	2017	2016
Net cash flow provided by operating activities	1,898	1,942	2,154
Net cash flow used in investing activities	(1,137)	(1,223)	(1,252)
Net cash flow used in financing activities	(569)	(706)	(1,323)
	192	13	(421)

Millions of euros
Colombia Telecomunicaciones	2018	2017	2016
Net cash flow provided by operating activities	344	324	198
Net cash flow used in investing activities	(167)	(684)	(278)
Net cash flow used in financing activities	(229)	407	70
	(52)	47	(10)
In 2018, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the sale of 16.65% of the total share capital of Pontel to a subsidiary of the Pontegadea Group amounting to 378.8 million euros. This participation is equivalent to an indirect participation of 9.99% in the share capital of Telxius (see Note 5).
In 2017 “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Colombia Telecomunicaciones (see Note 2) and the sale of 40% of the total share capital of Telxius Telecom, S.A.U. to KKR amounting to 1,275 million euros. The swap agreement with KPN is particularly noteworthy, whereby Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 5).

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2018 Consolidated Financial Statements

Note 16. Financial liabilities
The breakdown of financial liabilities at December 31, 2018 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2019	2020	2021	2022	2023	Subsequent years	Non-current total	Total
Debentures and bonds	4,234	5,161	4,821	4,958	2,316	19,686	36,942	41,176
Promissory notes & commercial paper	1,979	113	—	—	117	245	475	2,454
Total Issues	6,213	5,274	4,821	4,958	2,433	19,931	37,417	43,630
Loans and other payables	2,925	515	876	525	849	2,865	5,630	8,555
Derivative instruments (Note 17)	230	628	300	224	138	997	2,287	2,517
Total	9,368	6,417	5,997	5,707	3,420	23,793	45,334	54,702
The estimate of future payments for interest on these financial liabilities at December 31, 2018 is as follows: 1,624 million euros in 2019, 1,399 million euros in 2020, 1,171 million euros in 2021, 1,021 million euros in 2022, 836 million euros in 2023 and 8,320 million euros in years after 2023. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2018.
Derivative instruments consider the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (922 million euros) and non-current (2,776 million euros), i.e. when they have a positive mark-to-market.
In 2017 and 2018, the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flow used in financing activities (see Note 25). At December 31, 2018 the corresponding amount pending payment, recognized in “Loans and other payables”, was 210 million euros (153 million euros at December 31, 2017). The deferred payments made in relation to this item during the year amounted to 428 million euros (717 million euros in 2017).
The composition of these financial liabilities by category at December 31, 2018 and 2017 is as follows:

December 31, 2018
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,630	43,630	44,939
Loans and other payables	—	—	—	—	—	—	8,555	8,555	8,517
Derivative instruments	870	—	1,647	71	2,446	—	—	2,517	2,517
Total financial liabilities	870	—	1,647	71	2,446	—	52,185	54,702	55,973

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2018 Consolidated Financial Statements

December 31, 2017
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,694	43,694	47,166
Loans and other payables	—	—	—	—	—	—	8,900	8,900	9,010
Derivative instruments	1,180	—	1,972	80	3,072	—	—	3,152	3,152
Total financial liabilities	1,180	—	1,972	80	3,072	—	52,594	55,746	59,328

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2018, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Panama, Ecuador and Guatemala), which amounted to approximately 2% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Part of the amount owed by the Telefónica Group includes restatements related to amortized cost at December 31, 2018 and 2017 as a result of fair value interest rate and exchange rate hedges.
Issues, promissory notes, commercial paper, loans and other payables
The movement in changes in issues, promissory notes, commercial paper, loans and other payables in 2018 and 2017 arising from financial activities is as follows:

		Cash used in financing activities
Millions of euros	Balance at 12/31/17	Cash received	Cash paid	Translation differences and exchange gains and losses	Fair value adjustment and financial updates	Other movements	Balance at 12/31/18
Issues	41,288	4,289	(4,654)	533	(280)	—	41,176
Promissory notes and commercial paper	2,406	299	(255)	4	—	—	2,454
Loans and other payables	8,900	3,465	(4,161)	80	10	261	8,555

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		Cash used in financing activities
Millions of euros	Balance at 12/31/16	Cash received	Cash paid	Translation differences and exchange gains and losses	Fair value adjustment and financial updates	Other movements	Balance at 12/31/17
Issues	42,084	8,390	(6,687)	(2,178)	(296)	(25)	41,288
Promissory notes and commercial paper	3,360	60	(1,008)	(6)	—	—	2,406
Loans and other payables	11,397	4,209	(6,241)	(699)	(16)	(250)	8,900
Debentures and bonds
At December 31, 2018, the nominal amount of outstanding debentures and bonds issues is 39,709 million euros (39,581 million euros at December 31, 2017). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end of 2018, and the significant issues made during the year.
On July 24, 2017, the mandatory exchangeable bonds convertible into ordinary shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. on July 24, 2014, for 750 million euros, matured. At the maturity date, the Company fulfilled its commitments to deliver the shares with the vesting of the equity swap instrument arranged for that purpose.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are directly or indirectly fully-owned subsidiaries of Telefónica, S.A.
Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:

•
At December 31, 2018, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2018 was 1,666 million euros, issued at an average interest rate of -0.23% for 2018 (1,850 million euros issued in 2017 at an average rate of -0.17%).

•
At December 31, 2018, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2018 of 181 million euros (204 million euros in 2017).

Interest-bearing debt
The average interest rate on outstanding loans and other payables at December 31, 2018 was 1.70% (2.01% in 2017). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2018 and 2017 and their nominal amounts are provided in Appendix V.

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Interest-bearing debt arranged or repaid in 2018 mainly includes the following:

Description	Limit 12/31/2018 (million euros)	Currency	Outstanding balance 12/31/2018 (million euros)	Arrangement date	Maturity date	Drawndown 2018 (million euros)	Repayment 2018 (million euros)
Telefónica, S.A.
Syndicated facility (1)	5,500	EUR	—	03/15/2018	03/15/2023	—	—
Bilateral loan	100	EUR	100	11/24/2017	01/30/2026	100	—
Bilateral loan	100	EUR	100	12/28/2017	10/22/2020	100	—
Bilateral loan	385	EUR	385	12/20/2017	07/22/2019	385	—
Loan (2)	—	EUR	—	03/08/2016	09/28/2018	—	(300)
Bilateral loan (3)	1,000	EUR	1,000	06/26/2014	06/26/2019	—	(500)
Telxius Telecom, S.A.
Syndicated facility (4)	300	EUR	300	12/01/2017	12/01/2023	300	—
Telefónica Europe, B.V.
Structured financing (*)	—	EUR	1,500	11/28/2016	11/28/2024	750	—

(1)
On March 15, 2018, Telefónica, S.A. executed a syndicated facility agreement for an aggregate amount of 5,500 million euros which unifies and replaces two existing revolving credit facilities: a revolving credit facility for 3,000 million euros with maturity in February 2021, and a credit facility of 2,500 million euros with maturity in February 2022. The facility agreement matures in 2023, with two annual extension options, at the request of Telefónica, for a maximum maturity in 2025

(2)	On September 28, 2018, an early repayment was made by Telefónica, S.A. for the 300 million euros loan originally scheduled to mature on March 8, 2021

(3)	On July 17, 2018, an early repayment was made by Telefónica, S.A. for 500 million euros originally scheduled to mature on June 26, 2019

(4)	On December 1, 2018, Telxius Telecom, S.A. extended for 12 months its syndicated facility signed in December 2017
(*) Facility with amortization schedule, showing the undrawn amount in the column "Limit".

At December 31, 2018, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 12,219 million euros (13,531 million euros at December 31, 2017), of which 11,887 million euros will mature in more twelve months.
Loans by currency
The breakdown of “Loans and other payables” by currency at December 31, 2018 and 2017, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/18	12/31/17	12/31/18	12/31/17
Euro	5,114	4,682	5,114	4,682
U.S. dollar	2,413	2,936	2,106	2,448
Brazilian real	2,964	3,939	668	993
Colombian peso	1,031,005	1,398,550	277	391
Pounds sterling	100	106	112	120
Peruvian nuevo sol	525	462	136	119
Other currencies			142	147
Total Group			8,555	8,900

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Note 17. Derivative financial instruments and risk management policies
The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting the Group companies are as follows:

•
Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.

•
Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

•
Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.

•
Liquidity risk: the Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

•
Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

•
Credit risk: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Risk management
The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.
The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt plus commitments and net financial debt as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).

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For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.
At December 31, 2018, the net financial debt in Latin American currencies was equivalent to approximately 4,209 million euros (4,689 million euros in 2017). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2018, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 458 million euros (146 million euros in 2017).
At December 31, 2018, the net financial debt in pounds sterling was approximately 1.97 times the value of the business' operating income before depreciation and amortization (OIBDA) in 2018 for Group companies in the United Kingdom, which is in line with the previous years policy of 2 times the OIBDA ratio. At December 31, 2018, the net financial debt denominated in pounds sterling was equivalent to 3,566 million euros, which is more than the 3,089 million euros at December 31, 2017.
The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the balance sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
In 2018, net negative foreign exchange results (excluding monetary correction) amounted to 963 million euros (419 million euros in 2017), mainly due to the conversion of the Venezuelan Bolivar "Fuerte" from 36,115 to 7,608 Bolivar Soberano per US dollar (see Note 2), that resulted in exchange losses of 954 million euros (426 million euros in 2017).
The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2018 was considered constant during 2019; b) in calculating

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the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2019 and identical to that existing at the end of 2018. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	1	(541)
USD	10%	(2)	(101)
European currencies vs EUR	10%	1	(350)
Latin American currencies vs USD	10%	2	(90)
All currencies vs EUR	(10%)	(1)	541
USD	(10%)	2	101
European currencies vs EUR	(10%)	(1)	350
Latin American currencies vs USD	(10%)	(2)	90
The Group’s monetary position in Venezuela at December 31, 2018 is a net debt position of 1,375,524 million Venezuelan bolivars equivalent to -158 million euros (7,358,790 million Venezuelan bolivars equivalent to -170 million euros at December 31, 2017). The net monetary position exposure in 2018 has been a debtor position, which led to a higher financial income of 1,173 million euros due to the effect of the monetary correction for inflation during the year (510 million euros in 2017).
Interest rate risk
The main objective of the interest rate risk management policy is to bring the Company's financing costs in line with the budget for financial expenses for the current year, as well as the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.
In order to meet this target, Telefónica mainly carried out the following:
a) The interest rate of borrowings tied to a variable interest rate was set.
b) Interest rate fluctuations of debt tied to a variable interest rate were reduced.
c) Fixed rate debt instruments were converted into variable market rate debt instruments.
These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2018 the Euribor, the Brazilian SELIC, the dollar Libor, the pound sterling Libor, the Mexican UDI and the Colombian UVR were the short term rates that accounted for most of the exposure. In nominal terms, at December 31, 2018, 73.6% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 71.0% in 2017. Of the remaining 26.4% (net debt at floating rates or at fixed rates maturing within one year), 0.9 percentage points had interest rates bounded in a period over one year, versus 0.8 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31, 2017.

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In addition, early retirement and Individual Suspension Plan liabilities (see Note 21) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The increase in interest rates during the year has leaded to a decrease the market value of these liabilities. However, this decrease was nearly completely offset by the decrease in the market value of the hedges on these positions.
Net financial results amounted to 955 million euros in 2018, 1,244 million lower than the previous year, on one hand thanks to the positive impacts on the financial statements associated with the before mentioned favorable court ruling in Brazil and on the other hand thanks to the reduction in both debt and average cost of debt.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2018, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2018, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(102)	317
-100bp	88	(317)
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, derivatives associated with such investments, convertible or exchangeable instruments issued by Telefónica Group, Share-based payments plans, treasury shares and equity derivatives over treasury shares.
According to the Share-based payments plans (see Note 24) the shares to be delivered to employees under such plan may be either Telefónica S.A. treasury shares, acquired by itself or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group. The Plan will have a total duration of five years and will be divided into three mutually exclusive cycles of three years each. The first cycle commenced in 2018 (see Note 24). Additionally, the Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which at the end of 2018 has not yet been implemented.
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2018 to cover shares deliverable under the new Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2018, the average maturity of net financial debt (41,785 million euros) was 8.98 years (liquidity included).
At December 31, 2018, gross financial debt scheduled to mature in 2019 amounted to 9,368 million euros. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2019, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 11,887 million euros at December 31, 2018), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 2 years. For a further description of the Telefónica Group’s liquidity and capital resources in 2018, see Note 16 and Appendix V.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding the first point, at December 31, 2018, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 1,857 million euros, which represents 4% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 778 million euros from Latin America companies have been received in 2018, of which 823 million euros was from dividends and on the other hand cash outflows of 46 million euros, mainly, due to capital increases of Group companies.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum

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allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
Net CVA (CVA+DVA) or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.
When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with Break Clauses and signing CSA´s under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (see notes 11 to 14) and the guarantees given by the Telefónica Group.
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2018, these guarantees amounted to approximately 5,328 million euros (5,144 million euros at December 31, 2017).
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

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The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. In addition, Telefónica also uses as reference a net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Derivatives policy
At December 31, 2018, the nominal value of outstanding derivatives with external counterparties amounted to 138,102 million euros equivalent, a 5% decrease from December 31, 2017 (145,166 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. The main principles in the management of derivatives are detailed as follow:
1) Derivatives based on a clearly identified hedged items.
Telefónica’s derivatives policy emphasizes the following points:
Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.
Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements to be treated as hedges for accounting purposes. The decision to arrange these hedges if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.
2) Matching of the hedged item to one side of the derivative.
This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.
In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

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3) Matching the company contracting the derivative and the company that owns the hedged item.
Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).
4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.
Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. These tools most notably include the Kondor+ system, licensed by Reuters, for extended use among various financial institutions, as well as the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.
5) Sale of options only when there is an underlying exposure.
Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.
For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.
6) Hedge accounting.
The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

•	Variations in the price of commodities related to contracts that the Group has with third parties.
Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying.

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

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2018 Consolidated Financial Statements

•
The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

The main coverage instruments used are:

•
Forwards / NDF: they are used mainly for exchange rate hedges related to commercial positions in foreign currency. They can also be used to hedge financing in foreign currency and net investment hedge in foreign currency.

•	Exchange Rate Options: in some cases, this type of instruments can be used linked to future capex and opex operations and investments and divestments in foreign currency.

•	Spots: for purchases and sales of currencies that are made same day value or two days’ value. Generally used for operational needs or for divestments of operations in foreign currency.

•	Currency swaps: this type of transaction is generally executed to hedge bonds issuance or loans issued in foreign currency or net investment hedge.

•
Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. The use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products is determined by the underlying assets to be hedged.

•	It is possible that in several markets the maturity, as well as the low liquidity, does not allow to contract a "perfect” hedge, but this circumstance will have to be analyzed case by case.

•	CDS: in order to manage the counterparty credit risk or CVA / DVA, CDS operations can be arranged to mitigate this risk.

•
Derivatives of Commodities: supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.

•
Equity Derivatives: these are derivatives that address strategic decisions or hedging needs, either to hedge future investments or hedge existing risks. They protect Telefónica from the potential appreciation or depreciation in the price of the shares they hold as underlying.

Between the hedged item and the hedging instrument there is an economic relationship, this is, in general terms they move in opposite directions due to the same risk or risk covered. In other words, there must be an expectation that the value of the hedging instrument and the value of the hedged item will change systematically in opposite directions in response to the movements of one of the following elements:

•	the same underlying item; or

•	Underlying items that are economically related in such sense that they respond similarly to the risk that is being hedged.
Depending on the complexity of the hedge relationship and the way in which the hedge has been structured, a quantitative or qualitative analysis will have to be performed to demonstrate that there is an economic relationship between the hedged item and the hedging instrument.
This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Telefónica Group enters into long-term swaps, caps or collars to protect

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ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are canceled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was canceled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.
Hedges can be of three types:

•	Fair value hedges.

•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica S.A. and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are mainly used to hedge the net investment.

When using options, forwards or cross-currency swaps as hedging instruments, the exclusion of the time value of the option, the element at maturity of the forward and the currency spread of the cross-currency swap of the hedging relationship are evaluated on a case by case basis, in order to be treated as hedge costs.
Hedges can comprise a combination of different derivatives.
Management of accounting hedges is not static, and the hedging relationship may change before maturity. The interruption of the hedge accounting is possible within the framework of the management of financial risks and described in the internal document of “financial risks management and hedging strategy under IFRS 9”. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model prospectively. To evaluate the effectiveness of hedges, under IFRS 9, there is no numerical range under which it is accepted that a hedge is effective and hence the hedge accounting standards are applicable. Therefore, Telefónica considers that if there is an economic relationship, not dominated by changes in credit risk and if the appropriate hedging rationale has been designated, the requirements for effectiveness are met. However, at the moment when ineffectiveness arises, Telefónica will evaluate whether there is still an economic relationship or whether the designated hedging rationale is appropriate. The possible sources of ineffectiveness that Telefónica can have when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

•	The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.

•	The hedging instrument starts with initial value and a financing effect is produced.

•	When a cross-currency swap is designated as a hedging instrument on a foreign currency bond and the currency basis spread remains within the coverage.

•	When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

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The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.
7) Cancellation of derivatives.
When a derivative transaction is canceled, the company may:

•	Cancel the derivative and pay its market value.

•	Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.
The breakdown of the financial results recognized in 2018, 2017 and 2016 is as follows:

Millions of euros	2018	2017	2016
Interest income	234	638	723
Dividends received	15	16	19
Other financial income	826	17	38
Subtotal	1,075	671	780
Changes in fair value of asset derivatives at fair value through profit or loss	202	35	438
Changes in fair value of liability derivatives at fair value through profit or loss	(190)	(97)	(463)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	(3)	—	—
Transfer from equity of results of cash flow hedges - future cash flows that are not longer expected to happen	(7)	—	—
Transfer from equity to profit and loss from available-for-sale assets and others	n.a.	(33)	(136)
(Loss)/Gain on fair value hedges	(223)	(150)	(26)
Gain/(loss) on adjustment to items hedged by fair value hedges	271	194	(6)
Subtotal	50	(51)	(193)
Interest expenses	(1,715)	(2,137)	(2,463)
Ineffective portion of cash flow hedges	(29)	(10)	1
Accretion of provisions and other liabilities	(410)	(453)	(466)
Other financial expenses	(203)	(310)	(365)
Subtotal	(2,357)	(2,910)	(3,293)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,232)	(2,290)	(2,706)
n.a.: not applicable.
Interest expenses includes transfers from equity from cash flow hedges of interest rate amounting to +68 million euros in 2018 (-162 million euros and -238 million euros in 2017 and 2016, respectively).

At December 31, 2018 in other financial income include 665 million euros from Telefónica Brazil corresponding to the default interest derivatives of the final decision in favor about the right to deduct the ICMS from the calculation basis of PIS/COFINS (see Note 11).

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2018 Consolidated Financial Statements

Evolution of derivative instruments
The movement of the net position of derivatives during the years ended December 31, 2018 and 2017 is as follows:

Millons of euros	Movement in 2018	Movement in 2017
Opening balance of assets/(liabilities)	505	3,401
Financing payments	52	179
Financing proceeds	(209)	(574)
Interest (proceeds)/payments	(126)	(298)
Other (proceeds)/payments	(28)	(101)
Fair value adjustments through other comprehensive income	999	(47)
Movements with counterparty in the income statement	2	(1,909)
Translation differences	(70)	(87)
Other movements	56	(59)
Closing balance of assets/(liabilities)	1,181	505
The variation in 2018 represents an increase of 676 million euros of asset (reduction of 2,896 million euros in 2017) mainly due to the evolution of the EUR/USD exchange rate. These variations are offset mainly by the variation of the different Telefónica Group issues and loans performed in dollars.
In 2017, variations in cash flow hedges, the impact of which coincided with the period of the profit or loss generated by the respective hedged items, were directly recognized in the income statement, offsetting the profit or loss of the hedged items without including them in the statement of comprehensive income, presenting these variations under the heading "Movements with counterparty in the income statement" in the table above.
In 2018, taking into consideration IFRS 9, it was decided to modify the presentation of these variations, with them being included in the statement of comprehensive income and recycled to profit and loss for the same period. These variations are recognized in the line "Fair value Adjustments recognized against other comprehensive income" in the table above. This change to the presentation of these variations has no impact on the income statement or on other comprehensive income.

Telefónica, S.A. 86

2018 Consolidated Financial Statements

The breakdown of Telefónica’s detail of hedges and other derivative instruments at December 31, 2018, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
	2019	2020	2021	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivate instruments of accounting hedges	(4,443)	4,743	2,799	7,471	10,570	(1,950)	(660)	1,447	200	(963)
Interest rate risk	(686)	1,746	(299)	(86)	675	(398)	(186)	270	9	(305)
Cash flow hedges	(607)	1,567	46	1,269	2,275	(154)	(2)	228	4	76
Fair value hedges	(79)	179	(345)	(1,355)	(1,600)	(244)	(184)	42	5	(381)
Exchange rate risk	(4,718)	2,219	1,102	5,980	4,583	(835)	(183)	939	70	(9)
Cash flow hedges	341	2,219	1,102	5,980	9,642	(834)	(76)	939	10	39
Fair value hedges	50	—	—	—	50	(1)	(45)	—	14	(32)
Net investments hedges	(5,109)	—	—	—	(5,109)	—	(62)	—	46	(16)
Interest rate and exchange rate risk	961	778	1,996	1,577	5,312	(717)	(291)	238	121	(649)
Cash flow hedges	962	801	2,001	1,736	5,500	(541)	(291)	238	121	(473)
Fair value hedges	(1)	(23)	(5)	(159)	(188)	(176)	—	—	—	(176)
Derivate instruments of no-accounting hedges	(4,318)	(321)	(531)	(2,551)	(7,721)	(826)	(262)	840	30	(218)
Other derivatives of interest rate	(3,571)	(321)	(531)	(2,551)	(6,974)	(826)	(128)	830	3	(121)
Other derivatives of exchange rate	(747)	—	—	—	(747)	—	(134)	—	25	(109)
Other derivatives	—	—	—	—	—	—	—	10	2	12
Total derivative instruments	(8,761)	4,422	2,268	4,920	2,849	(2,776)	(922)	2,287	230	(1,181)
No derivatives instruments of accounting hedges (***)	—	56	56	858	970	—	—	996	—	996
Exchange rate risk	—	56	56	858	970	—	—	996	—	996
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	56	56	858	970	—	—	996	—	996
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 243 million euros correspond to "Loans and other debts" and 753 million euros to "Obligations and bonds" (see Note 16).

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2018 Consolidated Financial Statements

Net financial debt as of December 31, 2018 includes a positive value of the derivatives portfolio for a net amount of 1,181 million euros (see Note 2). This amount includes a positive value of 535 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a negative value of 104 million euros at December 31,2017).
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.
The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.
Derivatives arranged by the Group at December 31, 2018 are detailed in Appendix IV.
The breakdown of Telefónica’s derivatives at December 31, 2017, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2017
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2018	2019	2020	Subsequent years	Total
Interest rate hedges	(285)	(1,596)	(901)	1,563	1,701	767
Cash flow hedges	140	(1,015)	(658)	1,399	3,778	3,504
Fair value hedges	(425)	(581)	(243)	164	(2,077)	(2,737)
Exchange rate hedges	339	(220)	547	2,219	4,720	7,266
Cash flow hedges	344	1,700	621	2,219	4,720	9,260
Fair value hedges	(5)	(1,920)	(74)	—	—	(1,994)
Interest and exchange rate hedges	(546)	344	963	952	4,419	6,678
Cash flow hedges	(422)	344	963	800	3,744	5,851
Fair value hedges	(124)	—	—	152	675	827
Net investment Hedges	—	(140)	—	—	—	(140)
Other Derivatives	(13)	(2,431)	1,840	(495)	(2,451)	(3,537)
Interest rate	(109)	(3,035)	1,840	(495)	(3,051)	(4,741)
Exchange rate	26	(209)	—	—	—	(209)
Others	70	813	—	—	600	1,413
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

The fair value of the Telefónica Group derivatives at December 31, 2017 amounted to a positive MTM (accounts receivable) of 505 million euros.

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2018 Consolidated Financial Statements

The detail of hedged items by fair value hedges at December 31, 2018, is as follows:

Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	371	—	371	—	(29)	—	(29)	—
Financial assets and other non-current assets	—	143	—	143	—	—	—	—	—
Receivables and other current assets	—	213	—	213	—	(34)	—	(34)	—
Other current financial assets	—	15	—	15	—	5	—	5	—
Liabilities	2,445	1,111	6,429	9,985	236	(11)	(141)	84	197
Non-current financial liabilities	1,729	670	6,062	8,461	357	15	(146)	226	199
Payables and other non-current liabilities	530	—	—	530	(121)	—	—	(121)	—
Current financial liabilities	186	9	367	562	—	—	5	5	1
Payables and other current liabilities	—	432	—	432	—	(26)	—	(26)	(3)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

Telefónica, S.A. 89

2018 Consolidated Financial Statements

The evolution of hedges in equity at December 31, 2018 is as follows:

Million euros	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
	Derivates - Cash flow hedges- interest rate risk	Derivates - Cash flow hedges- Exchange rate risk	Derivates - Cash flow hedges- Exchange rate and interest rate risks
Balance at 12/31/2017	(394)	(357)	(179)	1,502	—	572	(188)	384
Changes in the fair value registered in equity	(52)	584	392	33	(5)	952	(243)	709
Transfer to the initial value of hedged item	—	—	(1)	—	—	(1)	—	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	7	—	—	—	—	7	(2)	5
Transfer to the income statement of the period - the hedged item has affected profit or loss	144	(574)	(290)	—	—	(720)	184	(536)
Total translation differences	—	(1)	—	—	—	(1)	—	(1)
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809	(249)	560
Amounts remaining in equity for continuing hedges	(176)	(377)	14	1,534	(5)	990
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(119)	29	(92)	1	—	(181)
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809
The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +68 million euros (see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this note) and in exchange differences amounted to +645 million euros.

Telefónica, S.A. 90

2018 Consolidated Financial Statements

The evolution of cost of hedging in equity is as follows:

Million euros	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element / CBS
	A time-period related hedge item
Balance at 12/31/2017	—	—	—	—
Changes in the fair value registered in equity	51	51	(13)	38
Transfer to the income statement of the period - the hedged item has affected profit or loss	(2)	(2)	1	(1)
Balance at 12/31/2018	49	49	(12)	37
The detail of ineffective portion of accounting hedges with impact on the income statement is as follows:

Million euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(53)	(53)	—
Cash flow hedges	(27)	(27)	—
Fair value hedges	(26)	(26)	—
Exchange rate risk	622	651	(29)
Cash flow hedges	605	634	(29)
Net investment hedges	17	17	—
Interest rate and exchange rate risk	377	377	—
Cash flow hedges	377	377	—
Total	946	975	(29)

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2018 Consolidated Financial Statements

Note 18. Payables and other non-current liabilities
The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2018 and December 31, 2017 is as follows:

Millions of euros	12/31/2018	12/31/2017
Payables	856	900
Trade payables	87	86
Payables to suppliers of property, plant and equipment	9	5
Debt for spectrum acquisition	662	569
Other payables	98	240
Other non-current liabilities	1,034	787
Contractual liabilities (Note 20)	613	—
Deferred revenue	283	774
Current tax payables	138	13
Total	1,890	1,687

At December 31, 2018, “Debt for spectrum acquisition” comprised the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 530 million euros (526 million euros at December 31, 2017, see Note 19), and the pending payment portion for spectrum acquisition in Spain in 2018, amounting to 102 million euros (see Note 6).
In addition, this section also includes the deferred portion of the payment for reframing the radioelectric spectrum acquired in 2014 by Telefónica Brazil for an equivalent of 28 million euros (29 million euros at December 31, 2017, see Note 19 and Appendix VI).
Payments for financed licenses for the years 2018 and 2017 amounted to 44 and 329 million euros, respectively (see Note 25).
“Deferred revenues” primarily included at December 31, 2017 the amount of deferred revenues from rights of use on the cable network and activation fees not yet recognized in the income statement. At December 31, 2018 these items are included in contractual liabilities (see Note 20). At December 31, 2018 grants are included, amounted to 97 million euros (72 million euros at December 31, 2017).

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2018 Consolidated Financial Statements

Note 19. Payables and other current liabilities
The composition of “Payables and other current liabilities” at December 31, 2018 and December 31, 2017 is as follows:

Millions of euros	12/31/2018	12/31/2017
Payables	13,868	13,536
Trade payables	8,457	7,943
Payables to suppliers of property, plant and equipment	3,237	3,580
Debt for spectrum acquisition	251	172
Other payables	1,092	1,115
Dividends pending payment	311	235
Associates and joint ventures payables (Note 9)	520	491
Other current liabilities	1,617	1,559
Contract liabilities (Note 20)	1,335	—
Deferred revenue	106	1,387
Advances received	176	172
Total	15,485	15,095
At December 31, 2018, “Debt for spectrum acquisition” comprised the deferred portion of the current pending payment for acquiring the spectrum in Mexico for an equivalent of 79 million euros (72 million at December 31, 2017, see Note 18) and the pending payment portion for the acquisition in 2018 of spectrum by Telefónica Mexico for 107 million euros (see Note 6).
At December 31, 2017 it also included the current pending payment portion for reframing the radioelectric spectrum acquired in 2014 by Telefónica Brazil for an equivalent of 36 million euros (see Note 18).
“Deferred revenue” primarily included at December 31, 2017 the amount of deferred revenue from sales of prepay cards, handsets transferred to the distributor, rights of use on the cable network and activation fees not yet recognized in the income statement. At December 31, 2018 these items are included in contractual liabilities (see Note 20). At December 31, 2018 grants are also included and amounted to 16 million euros (15 million euros at December 31, 2017).
The composition of current "Other payables" at December 31, 2018 and December 31, 2017 is as follows:

Millions of euros	12/31/2018	12/31/2017
Accrued employee benefits	611	696
Other non-financial non-trade payables	481	419
Total	1,092	1,115
“Other non-financial non-trade payables” at December 31, 2018 included the pending payment of 49 million euros corresponding to Telefónica, S.A.’s irrevocable commitment acquired in 2015 to pay a 325 million euros donation to Fundación Telefónica as part of the financing needed to implement the social programs and activities it currently performs or could initiate in the short and medium terms to fulfill its purpose as a foundation (145 million euros at December 31, 2017).

Telefónica, S.A. 93

2018 Consolidated Financial Statements

Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2018	2017
Number of days
Weighted average maturity period	49	53
Ratio of payments	50	54
Ratio of outstanding invoices	44	41
Millions of euros
Total payments	6,770	6,703
Outstanding invoices	1,190	847
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2018 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2018 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2018, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 49 days (53 days in 2017).
Note 20. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2018 is as follows:

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Long-term contractual assets (Note 11)	—	68	153	(2)	(110)	(1)	108
Contractual assets	—	71	156	(2)	(110)	(1)	114
Impairment losses	—	(3)	(3)	—	—	—	(6)
Short-term contractual assets (Note 12)	—	332	761	(856)	113	(9)	341
Contractual assets	—	354	764	(857)	113	(10)	364
Impairment losses	—	(22)	(3)	1	—	1	(23)
Total	—	400	914	(858)	3	(10)	449

Telefónica, S.A. 94

2018 Consolidated Financial Statements

Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.
The movement of the deferred expenses in 2018 is as follows:

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Non-current capitalized costs (Note 11)	—	172	366	(1)	(343)	(3)	191
Of obtaining a contract	—	170	349	(1)	(338)	(2)	178
Of fulfilling a contract	—	2	17	—	(5)	(1)	13
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 12)	—	540	437	(746)	342	(7)	566
Of obtaining a contract	—	522	400	(713)	337	(5)	541
Of fulfilling a contract	—	18	37	(33)	5	(2)	25
Impairment losses	—	—	—	—	—	—	—
Total	—	712	803	(747)	(1)	(10)	757
The movement of contractual liabilities of contracts with customers in 2018 is as follows:

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Long-term contractual liabilities (Note 18)	—	106	558	(295)	240	4	613
Short-term contractual liabilities (Note 19)	—	98	7,561	(7,631)	1,317	(10)	1,335
Total	—	204	8,119	(7,926)	1,557	(6)	1,948
The “transfers” column shows amounts relating to contractual liabilities reclassified from the “Deferred revenue” (see Notes 18 and 19) line item to reflect the new terminology of IFRS 15. Contract liabilities relate to unperformed performance obligations mainly referred to IRU contracts, prepaid airtime, set up fees and other prepaid services. The most significant portion of the amounts presented as non-current will be recognized as revenues within 24 months and up to 10 years.
The maturity schedule of contractual liabilities at December 31, 2018 is as follows:

Millions of euros	2019	2020	2021	Subsequent years	Total
Contractual liabilities, activation fees	158	5	3	11	177
Contractual liabilities, sales of prepay cards	552	—	—	—	552
Contractual liabilities, services	315	30	3	13	361
Contractual liabilities, sales of handsets	75	3	—	—	78
Contractual liabilities, irrevocable rights to use	26	24	24	183	257
Other contractual liabilities	209	121	115	78	523
Maturity of performance obligations	1,335	183	145	285	1,948

Telefónica, S.A. 95

2018 Consolidated Financial Statements

Note 21. Provisions
The amounts of provisions in 2018 and 2017 are as follows:

	12/31/2018			12/31/2017
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	886	4,499	5,385	912	5,666	6,578
Termination plans	441	805	1,246	515	1,282	1,797
Post-employment defined benefit plans	9	389	398	9	1,030	1,039
Other benefits	436	3,305	3,741	388	3,354	3,742
Desmantling of assets	125	784	909	85	888	973
Other provisions	901	2,237	3,138	1,219	2,664	3,883
Total	1,912	7,520	9,432	2,216	9,218	11,434

a) Employee benefits
Termination plans
The movement in provisions for termination plans in 2018 and 2017 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/16	2,394
Additions	179
Retirements/amount applied	(759)
Transfers	(8)
Translation differences and accretion	(9)
Provisions for termination plans at 12/31/17	1,797
Additions	140
Retirements/amount applied	(579)
Transfers	(109)
Translation differences, hyperinflation adjustments and accretion	(3)
Provisions for termination plans at 12/31/18	1,246

The reclassification of provision for termination plans of the entity Seguros de Vida y Pensiones Antares, S.A. to the line "Liabilities associated with non-current assets held for sale" of the statement of financial position is recorded under "Transfers" for the 2018, amounted to 109 million euros (see Note 28).
Telefónica Spain
The 2003-2007 labor force reduction plan in Telefónica de España concluded with 13,870 participating employees and the provisions recorded at December 31, 2018 and 2017 amounted to 46 million euros and 83 million euros, respectively. The amount for this provision classified as current totaled 20 million euros at December 31, 2018.
The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2018 and 2017 amounted to 797 million euros and 1,061 million euros, respectively. The amount for this provision classified as current totaled 275 million euros at December 31, 2018.

Telefónica, S.A. 96

2018 Consolidated Financial Statements

The companies bound by these commitments calculated provisions required at 2018 and 2017 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000C mortality tables and a high quality credit market based interest rate.
The discount rate used for these provisions at December 31, 2018 was 0.41% with an average plan length of 1.75 years.
Telefónica Germany
Within the context of the transformation of Telefónica Deutschland following the purchase of E-Plus in a bid to increase profitability by securing operational synergies, a provision of 321 million euros was made in 2014 for employee restructuring. An additional provision of 19 million euros was made in 2018 (compared with the additional 44 million euros in 2017).
This provision stood at 48 million euros at December 31, 2018 (65 million euros at December 31, 2017).
Telefónica, S.A.
With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan ending in December 2017 for the employees who met the requirements defined by the plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company has, on one hand, extended the plan termination till 2018 and on the other hand, it has set up in December 2016 a new voluntary program aimed at employees who met certain requirements related to seniority in the Company. In 2017 the last program had been extended. The provision for this concept at December 31, 2018 totaled 100 million euros (159 million euros in 2017).
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2018
Millions of euros	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Others	Total
Obligation	1,548	239	749	68	6	18	2,628
Assets	(1,570)	(90)	(848)	—	—	(12)	(2,520)
Net provision before asset ceiling	(22)	149	(99)	68	6	6	108
Asset ceiling	—	—	249	—	—	—	249
Total	(22)	149	150	68	6	6	357
Net provision	4	157	153	72	6	6	398
Net assets	26	8	3	4	—	—	41

Telefónica, S.A. 97

2018 Consolidated Financial Statements

12/31/2017
Millions of euros	Spain (Antares)	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Others	Total
Obligation	490	1,828	235	734	72	8	16	3,383
Assets	—	(1,651)	(84)	(835)	—	—	(9)	(2,579)
Net provision before asset ceiling	490	177	151	(101)	72	8	7	804
Asset ceiling	—	—	—	232	—	—	—	232
Total	490	177	151	131	72	8	7	1,036
Net provision	490	177	151	134	72	8	7	1,039
Net assets	—	—	—	3	—	—	—	3

The movement in the present value of obligations in 2018 and 2017 is as follows:

Millions of euros	Spain (Antares)	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Other	Total
Present value of obligation at 12/31/16	533	1,834	233	737	18	7	16	3,378
Translation differences	—	(67)	—	(109)	(13)	(2)	(2)	(193)
Current service cost	6	—	9	3	2	—	1	21
Interest cost	6	46	4	73	5	1	1	136
Actuarial losses and gains	(9)	60	(8)	85	7	1	—	136
Benefits paid	(46)	(46)	(3)	(55)	(3)	—	(1)	(154)
Inclusion of companies	—	—	—	—	61	—	—	61
Other movements	—	1	—	—	(5)	1	1	(2)
Present value of obligation at 12/31/17	490	1,828	235	734	72	8	16	3,383
Translation differences	—	(12)	—	(81)	(3)	(3)	1	(98)
Current service cost	6	—	9	4	1	—	1	21
Interest cost	7	44	4	65	5	2	1	128
Actuarial losses and gains	4	(260)	(6)	68	(2)	1	—	(195)
Benefits paid	(41)	(50)	(3)	(41)	(5)	(2)	(1)	(143)
Transfers	(466)	—	—	—	—	—	—	(466)
Other movements	—	(2)	—	—	—	—	—	(2)
Present value of obligation at 12/31/18	—	1,548	239	749	68	6	18	2,628

The reclassification of provision for post-employment plans of the entity Seguros de Vida y Pensiones Antares, S.A. to the line "Liabilities associated with non-current assets held for sale" of the statement of financial position is recorded under "Transfers" of the 2018 movement, and amounted to 466 million euros (see Note 28).

Telefónica, S.A. 98

2018 Consolidated Financial Statements

Movements in the fair value of plan assets in 2018 and 2017 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/16	1,662	128	982	8	2,780
Translation differences	(61)	—	(130)	(1)	(192)
Interest income	42	2	99	1	144
Actuarial losses and gains	55	—	(64)	—	(9)
Company contributions	—	6	1	1	8
Benefits paid	(46)	(2)	(52)	(1)	(101)
Other movements	(1)	(50)	(1)	1	(51)
Fair value of plan assets at 12/31/17	1,651	84	835	9	2,579
Translation differences	(13)	—	(92)	—	(105)
Interest income	40	1	74	—	115
Actuarial losses and gains	(57)	1	69	1	14
Company contributions	(2)	—	—	1	(1)
Participants contributions	—	3	—	—	3
Benefits paid	(49)	(2)	(38)	—	(89)
Other movements	—	3	—	1	4
Fair value of plan assets at 12/31/18	1,570	90	848	12	2,520

"Other movements" of Telefónica Germany in 2017 relate to the reclassification of long-term financial assets that do not qualify as plan assets under IAS 19 amounting to 50 million euros (see Note 11).
The Group’s main defined-benefit plans are:
Antares
a) ITP
Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for retired employees as of June 30, 1992 equal to the difference between the pension payable by the social security system and pension that would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updatable, with 60% of the payments ransferable to the surviving spouse, recognized as such as of June 30, 1992, and underage children.
The amount for this provision totaled 206 million euros at December 31, 2018 (233 million euros at December 31, 2017).
b) Survival
Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.
The amount for this provision totaled 260 million euros at December 31, 2018 (257 million euros at December 31, 2017).
These provisions have been reclassified to "Liabilities associated with non-current assets classified as held for sale" of the statement of financial position. The long-term financial assets to cover the obligations of these two defined benefit plans amounting to 634 million euros (see Note 11) have been also reclassified to "Non-current assets classified as held for sale" of the statement of financial position (see Note 28).

Telefónica, S.A. 99

2018 Consolidated Financial Statements

The average length of the plans is 7.42 years. The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Discount rate	1.32%	1.45%	1.29%	1.37%
Expected rate of salary increase	0%-0.5%	0%-0.5%	−	−
Mortality tables	PERM/F 2000P OM77	PERM/F 2000P OM77	90%PERM 2000C/98% PERF 2000C	90%PERM 2000C/98% PERF 2000C
Telefónica United Kingdom Pension Plan
The Telefónica United Kingdom Pension Plan provides pension benefits to the various companies of the Telefónica Group in United Kingdom coming from the O2 Group. The Plan comprises a defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual starting from February 28, 2013. The companies continued providing retirement benefits through the defined contribution sections of the plan.
The number of beneficiaries of these plans at December 31, 2018 and 2017 were 4,456 and 4,491 respectively. At December 31, 2018, the weighted average duration of the plan was 23 years.
The main actuarial assumptions used in valuing the plan are as follows:

	12/31/2018	12/31/2017
Nominal rate of pension payment increase	3.05%	3.15%
Discount rate	2.85%	2.45%
Expected inflation	3.20%	3.30%
Mortality tables	95% S2NA,	95% S2NA,
	CMI 2017 1% 7.5	CMI 2016 1% 7.5
Fair value of Plan assets is as follows:

Millions of euros	12/31/2018	12/31/2017
Bonds	1,570	1,651
Total	1,570	1,651
So long as other assumptions remained constant, at December 31, 2018, reasonably possible changes to one of the following actuarial assumptions would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	97
Expected inflation (0.25% increase)	93
Life expectancy (1 year longer)	38

Telefónica, S.A. 100

2018 Consolidated Financial Statements

Telefónica Brazil pension plans
Telefônica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks and TGLog
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks and TGLog
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2018	12/31/2017
Discount rate	8.96% - 9.27%	9.46% - 9.88%
Nominal rate of salary increase	5.67%	5.93%
Long term inflation rate	4.00%	4.25%
Growth rate for medical costs	7.12%	7.38%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	453	436	472
Health plans	296	275	320
Total obligation	749	711	792

Telefónica, S.A. 101

2018 Consolidated Financial Statements

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	453	453	453
Health plans	296	346	256
Total obligation	749	799	709
Other benefits
Teléfonica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the 1st Collective Bargaining Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof.
This plan is based on mutual agreement between the company and employees and entails the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual Suspension Plan (PSI) in the periods opened for this purposes.
At the end of each period, the current value of the forecast payment flows to meet the commitments of this program (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. This figure was calculated using actuarial criteria (PERM/F-2000C tables, combined with the invalidity table published in the 1977 ministerial order) and a high quality credit market based interest rate.
The corresponding provision is recognized under “Other benefits” in the above table. The provision at December 31, 2018 amounted to 3,588 million euros (3,580 million euros at December 31, 2017).
The discount rate used for these provisions at December 31, 2018 was 0.9% with an average plan length of 4.7 years.
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plan of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(184)	(184)	171	171
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 171 million euros and have a positive impact on the income statement of 171 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 184 million euros and have a negative impact on the income statement of 184 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 17).

Telefónica, S.A. 102

2018 Consolidated Financial Statements

b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2018 and 2017 is as follows:

Millions of euros
Dismantling of assets at 12/31/16	1,001
Additions and accretion	91
Retirements/amount applied	(53)
Translation differences and other	(66)
Dismantling of assets at 12/31/17	973
Additions and accretion	96
Retirements/amount applied	(83)
Translation differences and other	(77)
Dismantling of assets at 12/31/18	909
The detail by segments of provision for dismantling of assets in 2018 and 2017 is as follows:

Millions of euros	12/31/2018	12/31/2017
Telefónica Spain	7	14
Telefónica Germany	421	450
Telefónica Brazil	152	146
Telefónica United Kingdom	85	91
Telefónica Hispam Norte	26	40
Telefónica Hispam Sur	76	89
Other companies	142	143
Total	909	973
c) Other provisions
The movement in “Other provisions” in 2018 and 2017 is as follows:

Millions of euros
Other provisions at December 31, 2016	3,943
Additions and accretion	1,406
Retirements/amount applied	(1,074)
Translation differences and other	(392)
Other provisions at December 31, 2017	3,883
Additions and accretion	911
Retirements/amount applied	(1,276)
Transfers	(89)
Translation differences and other	(291)
Other provisions at December 31, 2018	3,138

Telefónica, S.A. 103

2018 Consolidated Financial Statements

The reclassification of other provisions of the entity Seguros de Vida y Pensiones Antares, S.A. to the line "Liabilities associated with non-current assets held for sale" of the statement of financial position is recorded under "Transfers" of the 2018 movement, amounted to 81 million euros (see Note 28).
The Group is exposed to risks of claims and litigation, mainly relating to tax and regulatory proceedings, and labor and civil claims.
Given the nature of the risks covered by these provisions, no reliable schedule of potential payments, if any, can be determined.
Telefónica Brasil
Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The Telefónica Group management based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.
The balance of these provisions at December 31, 2018 and December, 31 2017 is shown in the following table:

Millions of euros	12/31/2018	12/31/2017
Provisions for tax proceedings	440	902
Provisions for regulatory proceedings	230	278
Provisions for labor claims	176	247
Provisions for civil proceedings	226	266
Total	1,072	1,693
Additionally, Telefónica Brasil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and GVT in 2015. These contingent liabilities amounted to 186 million euros at December 31, 2018 (213 million euros at December 31, 2017).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2018	12/31/2017
Federal taxes	119	127
State taxes	205	58
Municipal taxes	8	8
FUST, FISTEL and EBC	108	709
Total	440	902
The provision corresponding to the litigation in relation to the Social Security contribution rate of Empresa Brasileña de Comunicaciones (EBC) and Fondo de Fiscalización de las Telecomunicaciones (FISTEL) was reduced in 2018 by the amount of the judicial deposits accepted as payment in judicial proceedings, which in the case of the litigation related to EBC remain in the courts at December 31, 2018.

Telefónica, S.A. 104

2018 Consolidated Financial Statements

The breakdown of changes in provisions for tax proceedings in 2018 and 2017 is as follows:

Millions of euros
Balance at 12/31/2016	911
Movements with a counterparty in judicial deposits	26
Movements with a counterparty in the income statement	43
Write-offs due to payment	(47)
Monetary updating	97
Translation differences	(134)
Other movements	6
Balance at 12/31/2017	902
Movements with a counterparty in judicial deposits	(569)
Movements with a counterparty in the income statement	105
Write-offs due to payment	(12)
Monetary updating	97
Translation differences	(83)
Balance at 12/31/2018	440
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 8,136 million euros (8,919 million euros as of 31 December 2017). Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 22), while the federal taxes include corporate income tax (see Note 22). Moreover, Telefónica Brasil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 26).
With regard to regulatory proceedings, Telefónica Brasil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2018, consolidated provisions totaled 230 million euros (278 million euros at December 31, 2017). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 1,379 million euros at December 31, 2018 (1,277 million euros at December 31, 2017).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2018 and December 31, 2017 are as follows:

Millions of euros	12/31/2018	12/31/2017
Tax proceedings	435	1,066
Labor claims	118	223
Civil proceedings	262	304
Regulatory proceedings	47	51
Garnishments	19	36
Total	881	1,680
Current (see Note 13)	71	82
Non-current (see Note 11)	810	1,598

Telefónica, S.A. 105

2018 Consolidated Financial Statements

Telefónica del Perú
In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 22). At December 31, 2018 this provision amounted to 439 million euros (425 million euros at December 31, 2017).
Telefónica, S.A.
The Group has continued provisioning the amount of the goodwill amortized for tax purposes (see Note 22), for a total of 283 million euros at December 31, 2018 (215 million euros at December 31, 2017).

Note 22. Income tax matters
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 44 companies at December 31, 2018 (45 companies at December, 31 2017).
This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.
Group companies resident in Spain that are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2018 and 2017 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2017	7,820	2,145
Additions	1,866	916
Disposals	(1,844)	(320)
Transfers	(79)	(204)
Translation differences and hyperinflation adjustments	(127)	130
Company movements and others	(5)	7
Balance at December 31, 2018	7,631	2,674

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2016	8,229	2,395
Additions	1,702	579
Disposals	(1,711)	(413)
Transfers	(196)	(391)
Translation differences and hyperinflation adjustments	(211)	(70)
Company movements and others	7	45
Balance at December 31, 2017	7,820	2,145

Telefónica, S.A. 106

2018 Consolidated Financial Statements

Main changes registered in 2018
In Spain, tax credits for loss carryforwards amounting to 791 millions of euros were capitalized in 2018, and tax credits from deductions of 477 million euros were reversed, mainly due to the effect of the ruling of the Central Economic-Administrative Court notified on January 22, 2019, partially upholding the Company's position (as shown in the section "Inspections of the Spanish tax group" in this present Note to the financial statements) in the expected schedule of realization of deferred tax assets and liabilities (see "Expected realization of deferred tax assets and liabilities" below).
Telefónica Móviles México derecognized deferred tax assets for temporary differences amounting to 327 million euros (with a balancing entry in Corporate income tax), mainly due to a change in the assumptions used within the existing tax framework, that affect the time horizon in which the Group expects to recover the assets.
After the completion of a deferred tax asset recoverability analysis, based in Colombia Telecomunicaciones, S.A. ESP financial projections, tax losses carryforwards amounting to 106 million euros were capitalized. Furthermore, this company applied tax loss carryforwards in 2018 amounting to 57 million euros.
Telefónica Brasil recognized tax credits for loss carryforwards amounting to 160 million euros, mainly generated in the year. On the other hand, the evolution of temporary differences resulted in additions and disposals of deferred tax assets amounting to 184 million euros and 271 million euros, respectively. In addition, Telefónica Brazil recognized deferred tax liabilities amounting to 415 million euros, mainly related to the tax amortization of goodwill.
Given that Venezuela is considered a hyperinflationary economy, the financial statements of Telefónica Venezolana are adjusted for inflation (see Note 3.a). The hyperinflation adjustment is not deductible according to the present tax regime in Venezuela, thus it generates deferred taxes for the differences between the accounting value and the tax value of the net assets. These deferred taxes do not represent a cash outflow and the net impact in equity will be neutral when the assets are totally amortized. The movement of these deferred taxes in 2018 generated a tax expense of 186 million euros (see Note 2).
The additions of deferred tax assets included tax credits recognized in the amount of 84 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2018 amounting to 77 million euros.
In 2018 the additions of deferred tax assets recognized in the amount of 101 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 21). Likewise, disposals of deferred tax assets in 2018 include the impact of the recognition of these provisions, amounting to 215 million euros.
Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 206 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.
The impact of initial application of IFRS 15 was a decrease of 27 million euros of deferred tax assets and increase of 164 million euros in deferred tax liabilities (see Note 2).
The movements relating deferred tax recognized directly in equity in 2018 amounted to 89 million euros of additions (net position of more deferred tax liabilities) and 13 million euros of disposals (net position of more deferred tax assets).
Main changes registered in 2017
After the early termination of the contract with PARAPAT (refer to Note 2), Colombia Telecomunicaciones, S.A. ESP derecognized tax credits due to temporary differences associated with the debt with PARAPAT amounting to 324 million euros, and recognized tax credits for negative tax bases and temporary differences of 233 million

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euros and 63 million euros, respectively. Besides, after the completion of a deferred tax asset recoverability analysis, tax losses carryforwards amounting to 163 million euros were also capitalized.
Telefónica Brasil recognized tax credits for loss carryforwards amounting to 198 million euros, mainly generated in the year. On the other hand, the evolution of temporary differences resulted in additions and disposals of deferred tax assets amounting to 258 million euros and 281 million euros, respectively. In addition, Telefónica Brazil recognized deferred tax liabilities amounting to 317 million euros, mainly related to the tax amortization of goodwill.
After the merger through absorption of its subsidiary Telefónica Móviles Chile, S.A., Inversiones Telefónica Móviles Holding, S.A. recognized deferred tax assets totaling 193 million euros.
The deferred tax assets of Telefónica Germany decreased from 427 million euros at December 31, 2016 to 162 million euros at December 31, 2017, mainly due to the evolution of temporary differences for the tax amortization of intangible assets.
The movement of deferred taxes of Telefónica Venezolana in 2017 generated a tax expense of 138 million euros (see Note 2).
The additions of deferred tax assets included tax credits recognized in the amount of 82 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2017 amounting to 78 million euros.
In 2017 the additions of deferred tax assets recognized in the amount of 84 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans of the companies included in the tax group in Spain (see Note 21).
The disposals of deferred tax assets in 2017 also included the impact of the Group’s labor force reduction plans in Spain, amounting to 192 million euros.
Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 229 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.
The companies in the Spanish tax group recognized on disposals deferred tax assets totaling 134 million euros in 2017, as a result of the limit placed on deductible financial expenses.
The movements relating deferred tax recognized directly in equity in 2017 amounted to 24 million euros of additions and 96 million euros of disposals.
Expected realization of deferred tax assets and liabilities
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. The schedule in Spain, with respect to carryforward tax losses, temporary differences and deductions, has been calculated at 2018 year end, considering the effects of the resolution notified on January 22, 2019, issued by the Central Economic-Administrative Court (TEAC) which partially upheld the claims made by Telefónica in connection with the tax inspections for the years 2008 to 2011, which allows the use of tax credits, mainly tax losses carryforward for years, 2008, 2009 and 2010. Under the assumptions made, considering the TEAC resolution, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2018 and 2017 is as follows:

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Millions of euros
12/31/2018	Total	Less than 1 year	More than 1 year
Deferred tax assets	7,631	1,736	5,895
Deferred tax liabilities	2,674	(9)	2,683

Millions of euros
12/31/2017	Total	Less than 1 year	More than 1 year
Deferred tax assets	7,820	922	6,898
Deferred tax liabilities	2,145	(86)	2,231
Deferred tax assets less than one year mainly come from the Tax Group in Spain (1,461 million euros in 2018 and 558 million euros in 2017).
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2018	12/31/2017
Tax credits for loss carryforwards	3,828	2,776
Unused tax deductions	1,422	1,858
Deferred tax assets for temporary differences	2,381	3,186
Total deferred tax assets	7,631	7,820

Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2018 and 2017 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2017	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2018
Spain	1,500	791	(11)	—	(8)	2,272
Germany	472	185	(77)	—	—	580
Hispanoamérica	799	292	(69)	—	(46)	976
Other countries	5	—	(4)	—	(1)	—
Total tax credits for loss carryforwards	2,776	1,268	(161)	—	(55)	3,828

Location of the company (Millions of euros)	Balance at 12/31/2016	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2017
Spain	1,617	—	(114)	(1)	(2)	1,500
Germany	550	82	(160)	—	—	472
Hispanoamérica	321	675	(53)	—	(144)	799
Other countries	25	—	(20)	—	—	5
Total tax credits for loss carryforwards	2,513	757	(347)	(1)	(146)	2,776

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The Spanish tax group had unused tax loss carryforwards at December 31, 2018 amounting to 11,045 million euros:

Million of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	8,040	3,322	4,718
Tax loss carryforwards generated before consolidation in the tax group	3,005	—	3,005
In 2017, as a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, were derecognized deferred tax assets relating to tax loss carryforwards amounting to 98 million euros.
In 2018 total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2018 amounted to 2,272 million euros (1,500 million euros at December 31, 2017). These tax credits do not expire. In 2018, tax credits for loss carryforwards amounting to 791 millions of euros were capitalized, mainly due to the effect of the ruling of the Central Economic-Administrative Court of January 22, 2019, partially upholding the Company's position (as shown in the section "Inspections of the Spanish tax group" in this present Note to the financial statements) in the expected schedule of realization of deferred tax assets and liabilities. Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 622 million euros. These tax credits do not expire.
The Group companies in Germany have recognized 580 million euros of tax credits for loss carryforwards at December 31, 2018. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,478 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2018 amounted to 976 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 240 million euros.
Deductions
The Group has recognized 1,422 million euros at December 31, 2018, mainly of the tax group in Spain, generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In Spain tax credits from deductions of 477 million euros were reversed, as a consequence of the review in the expected schedule of realization of deferred tax assets and liabilities. In 2017, tax credits from deductions were recognized, in the amount of 71 million euros.

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Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2018 and 2017 are as follows:

Millions of euros	12/31/2018	12/31/2017
Goodwill and intangible assets	724	1,044
Property, plant and equipment	742	1,139
Personnel commitments	1,397	1,562
Provisions	895	1,079
Investments in subsidiaries, associates and other shareholdings	6	4
Inventories and receivables	254	301
Other	572	746
Total deferred tax assets for temporary differences	4,590	5,875
Deferred tax assets and liabilities offset	(2,209)	(2,689)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,381	3,186

Millions of euros	12/31/2018	12/31/2017
Goodwill and intangible assets	1,981	2,192
Property, plant and equipment	1,307	1,168
Personnel commitments	19	35
Provisions	19	42
Investments in subsidiaries, associates and other shareholdings	780	1,015
Inventories and receivables	185	53
Other	592	329
Total deferred tax liabilities for temporary differences	4,883	4,834
Deferred tax assets and liabilities offset	(2,209)	(2,689)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,674	2,145

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
The heading "Other” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 17).

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Tax payables and receivables
Current tax payables and receivables at December 31, 2018 and 2017 are as follows:

Millions of euros	Balance at 12/31/2018	Balance at 12/31/2017
Taxes payable
Tax withholdings	98	154
Indirect taxes	781	1,030
Social security	123	151
Current income taxes payable	580	580
Other	465	426
Total	2,047	2,341

Millions of euros	Balance at 12/31/2018	Balance at 12/31/2017
Tax receivables
Indirect tax	1,073	618
Current income taxes receivable	456	618
Other	147	139
Total	1,676	1,375

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2018, 2017 and 2016 is as follows:

Millions of euros	2018	2017	2016
Accounting profit before tax	5,571	4,597	3,245
Tax expense at prevailing statutory rate	1,544	1,310	897
Permanent differences	133	(186)	(42)
Changes in deferred tax charge due to changes in tax rates	6	19	1
(Capitalization)/reversal of tax deduction and tax relief	371	(79)	(762)
(Capitalization)/reversal of loss carryforwards	(1,067)	(123)	714
(Increase)/decrease in tax expense arising from temporary differences	569	157	(8)
Other	65	121	46
Income tax expense	1,621	1,219	846
Breakdown of current/deferred tax expense
Current tax expense	1,122	968	1,012
Deferred tax expense/(benefit)	499	251	(166)
Total income tax expense	1,621	1,219	846

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Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2018, was 1,389 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision), in its third decision from October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
As of the date of these consolidated financial statements, the three decisions continue to be subject to a final ruling. The first two were annulled by two judgments of the General Court of the European Union, which were appealed by the EC before the Court of Justice of the European Union and sent again to the General Court by the Judgment dated December 21, 2016, to reassess the tax incentive. In its ruling of November 15, 2018, the General Court confirmed the applicability of the legitimate expectations principle, but considered the "goodwill amortization" as state aid not compatible with the common market. This ruling has been appealed before the Court of Justice of the European Union.
Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transfer of the relevant stake.
The Group has continued provisioning the amount of the goodwill amortized for tax purposes, corresponding mainly to the purchase of Vivo, for a total of 283 million euros at December 31, 2018 (215 million euros at December 31, 2017).
Inspections of the tax group in Spain
In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.
In July 2015 tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in 2015 in an expense amounting to 206 million euros. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax loss carryforwards, at the corresponding tax rate for each period.
Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax loss carryforwards in the years subject to settlement.

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In June 2017 the Company received an order of the Audiencia Nacional extending the effects of its ruling from February 27, 2014 from another tax payer to the individual legal status of Telefónica, in connection with the “Juros sobre el capital propio” (interest on own capital). As a consequence of the aforementioned, the Audiencia Nacional voided the corporate income tax assessment for the years 2005 to 2007 and 2008 to 2011 related to “Juros sobre el capital propio” settled by the tax authorities.
With respect to the use of tax loss carryforwards in the years subject to settlement during the inspection 2008 to 2011, still under litigation, in November 2017 the Company brought a judicial appeal to the Audiencia Nacional, against the alleged dismissal of the claim in the absence of a reply from the authorities. On January 22, 2019, Telefónica was notified of a resolution issued by the Central Economic-Administrative Court which partially upheld the claims made by Telefónica in connection with the tax inspections for the years 2008 to 2011. Telefónica intends to appeal this resolution (which is pending execution) in respect of such matters that were not resolved in favor of Telefónica.
At 2018 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.
Tax litigation in Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax.
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), a case is still pending before the Supreme Court including Oi, which could affect other companies of the telecommunications sector.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 16,295 million Brazilian reals (approximately 3,672 million euros, see Note 21 to the Consolidated Financial Statements). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
Regarding the income tax (federal tax) the tax authorities proposed adjustments in relation to the tax amortization in the period from 2011 to 2014 of the goodwill generated by Telefônica Brasil's acquisition and merger with Vivo. The tax inspections were conducted from 2016 to 2018 and the accumulated amount at December 31, 2018 was 8,654 million Brazilian reals (approximately 1,950 million euros). These proceedings are at the administrative stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
Tax litigation in Telefónica del Perú
With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account in respect of the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.
In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed against to the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions,

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interest on borrowing and leases of space for public telephones. Both the tax authorities and the company have filed appeals against the decision in higher courts.
The settlements carried out by SUNAT for 2000 and 2001 are in the final stage of the legal process (under review by the Supreme Court) and a ruling has not yet been released. In connection with these proceedings in Peru, the Group and its legal advisors consider that the Group’s position continues to be based on robust legal arguments.
In January 2019, Telefónica was notified that the Supreme Court has handed down a ruling partially upholding its position in relation to certain matters relating to 1998. In particular, on one hand, it has made a final ruling in favor of Telefónica in matters relating to the lease of space for public telephones, and on the other, it has resolved the matter relating to insolvency provisions by annulling the ruling of the court of second instance and returning the case to the court of first instance for it to pass judgment on the matter again.
In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect corporate income tax due for the years 2000-2001 and payments on account of corporate income tax in respect of the year 2000. There were successive reductions to the sums claimed in the two cases following appeals filed by Telefónica del Perú against the settlements and due to the precautionary measures imposed. The company paid out 286 million Peruvian soles (approximately, 80 million euros) in 2012 and 2013 pending the final rulings.
In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal was filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending). No ruling was made in relation to these appeals in 2018, whilst in January 2018 the Tax Court suspended payment until the final ruling of the Supreme Court.
Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the consolidated financial statements, that at December 31, 2018 amounted to 1,697 million Peruvian soles (approximately 439 million euros). See Note 21 to the Consolidated Financial Statements.
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain the taxes from 2013 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last fourteen years in Germany.

•	The last nine years in United Kingdom.

•	The last seven years in Argentina.

•	The last five years in Brazil, Mexico, Uruguay and the Netherlands.

•	The last six years in Colombia (except in respect of years in which there were tax losses that are then used to offset tax charges, in which case the period is extended to 12 years).

•	The last four years in Peru, Guatemala, Nicaragua and Costa Rica.

•	From 2015 onwards. Since 2016, the statute of limitation is six years in Venezuela.

•	The last three years in Chile, Ecuador, El Salvador, the United States and Panama.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

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Note 23. Revenue and expenses
Revenues
The breakdown of “Revenues” is as follows:

Millions of euros	2018	2017	2016
Rendering of services	43,085	47,175	47,321
Sales	5,608	4,833	4,715
Total	48,693	52,008	52,036

Sales mainly include the sale of mobile terminals.
The breakdown of Revenues by segments is detailed in Note 4.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2018	2017	2016
Own work capitalized	815	863	867
Gain on disposal of companies	21	3	228
Gain on disposal of other assets	241	176	130
Government grants	22	23	28
Other operating income	523	424	510
Total	1,622	1,489	1,763
“Gain on disposal of companies” in 2018 mainly includes the gain on disposal of Tokbox Inc (see Appendix I). In 2016, this heading included the gain on disposal of Telefónica Media Argentina, S.A. and Atlántida Comunicaciones, S.A., holding companies of the Group’s stake in Televisión Federal, S.A. (Telefé), amounting to 199 million euros.
“Gain on disposal of other assets” includes gains from the sale of telephone towers of 53 million euros, 7 million euros and 1 million euros in 2018, 2017 and 2016, respectively.
"Other operating income" in 2018 includes gains from changes in the fair value of equity instruments in the amount of 24 million euros.

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Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2018	2017	2016
Leases included in "Other expenses"	1,071	1,069	1,076
Advertising	1,029	1,211	1,256
Other external services	10,398	10,445	10,436
Taxes other than income tax	365	1,285	1,136
Change in trade provisions	748	863	799
Losses on disposal of fixed assets and changes in provisions for fixed assets	35	44	71
Goodwill impairment (Note 7)	350	—	215
Other operating expenses	403	509	352
Total	14,399	15,426	15,341

The favorable court rulings obtained by Telefónica Brazil in relation to the right to exclude the state tax on goods and services (ICMS) from the tax base for PIS and COFINS contributions, reduced the “Taxes” item by 789 million euros in 2018 (see Note 11).
"Other operating expenses " in 2018 includes losses from changes in the fair value of equity instruments in the amount of 3 million euros and the impairment of trade receivables measured at fair value through OCI in the amount of 46 million euros.
Estimated payment schedule
The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancelable without penalty cost) are as follows:

12/31/2018	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	2,338	446	760	555	577
Telefónica Germany	2,151	436	667	432	616
Telefónica Hispam Norte	1,347	271	479	265	332
Telefónica Hispam Sur	446	112	186	86	62
Telefónica Spain	534	114	191	136	93
Telefónica United Kingdom	578	177	189	103	109
Others	491	93	165	99	134
Operating lease obligations(1)	7,885	1,649	2,637	1,676	1,923
Purchase and other contractual obligations(2)	12,881	4,864	4,990	1,801	1,226
(1) This item includes definitive payments (non-cancelable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.
(2) This item includes definitive payments (non-cancelable without penalty cost) due for agreements to purchase goods (such as network equipment) and services.

At December 31, 2018, the present value of future payments for Telefónica Group operating leases was 7,229 million euros (1,962 million euros in Telefónica Brazil, 2,153 million euros in Telefónica Germany, 1,083 million euros in Telefónica Hispam Norte, 410 million euros in Telefónica Hispam Sur, 545 million euros in Telefónica Spain, 594 million euros in Telefónica United Kingdom and 482 million euros in other companies classified as “Others” on the table above).

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The main finance lease transactions are described in Note 27.
Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2018, 2017 and 2016, together with total headcount at December 31 each year. The comparative figures have been restated to reflect the division of the Telefónica Hispanoamérica segment in Telefónica Hispam Norte and Telefónica Hispam Sur (see note 4).

	2018		2017		2016
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	26,712	25,305	28,084	27,291	30,214	28,772
Telefónica United Kingdom	6,732	7,188	6,776	6,687	7,454	7,075
Telefónica Germany	8,366	8,203	8,653	8,535	8,341	8,517
Telefónica Brazil	34,068	33,499	33,991	34,125	34,247	33,782
Telefónica Hispam Norte	12,254	12,156	12,620	12,354	13,214	13,150
Telefónica Hispam Sur	24,883	24,673	25,378	25,095	25,674	25,751
Other companies	8,838	9,114	9,869	8,631	12,976	10,276
Total	121,853	120,138	125,371	122,718	132,120	127,323
Of the final headcount at December 31, 2018, approximately 37.7% are women (37.7% at December 31, 2017).
At December 31, 2018, the number of employees with disabilities is 955 (217 in Spain).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2018	2017	2016
Depreciation of property, plant and equipment (Note 8)	5,751	5,953	5,951
Amortization of intangible assets (Note 6)	3,298	3,443	3,698
Total	9,049	9,396	9,649

Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 15) and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company (which matured on September 25, 2017, see note 15) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.
Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

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Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2018	2017	2016
Profit attributable to ordinary equity holders of the parent from continuing operations	3,331	3,132	2,369
Adjustment for the coupon corresponding to undated deeply subordinated securities	(540)	(374)	(348)
Tax effect	138	97	91
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	—	1	1
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	2,929	2,856	2,113

Thousands
Number of shares	2018	2017	2016
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	5,126,575	5,110,188	4,909,254
Adjustment for mandatorily convertible notes	—	—	151,265
Adjusted number of shares for basic earnings per share (excluding treasury shares)	5,126,575	5,110,188	5,060,519
Telefónica, S.A. share option plans	663	—	2,716
Weighted average number of ordinary shares outstanding for diluted earnings per share	5,127,238	5,110,188	5,063,235

For the purposes of calculating the earnings per share (basic and diluted) of 2016, the weighted average number of shares outstanding was retrospectively adjusted for the bonus share issues carried out to meet the scrip dividends paid in 2016 (see Note 15) as if such transaction has occurred at the beginning of the period, since the number of shares outstanding changed without a corresponding change in equity.
Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2018	2017	2016
Basic earnings per share	0.57	0.56	0.42
Diluted earnings per share	0.57	0.56	0.42

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Note 24. Share-based payment plans
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
In the first cycle of the plan, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
For each of the remaining cycles, the Board of Directors of Telefónica, S.A. may introduce new objectives linked to sustainability, the environment or corporate governance, as well as vary the relative weight accorded to each of them.
The plan will have a total duration of five years and will be divided into three cycles of three years each. The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to this cycle of the plan was 8,466,996 shares and the outstanding shares at December 31, 2018 8,451,511, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2018	Unit fair value
TSR Objective	4,233,498	4,225,755.5	4.52
FCF Objective	4,233,498	4,225,755.5	6.46
Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”
The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new installment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.
The term of the plan was a total of five years divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first cycle expired on September 30, 2017. The maximum number of shares assigned to this cycle of the plan was 6,927,953 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. The second cycle expired on September 30, 2018. The maximum number of shares assigned to this cycle was 6,775,445 shares assigned on October 1, 2015, with a fair value of 6.46 euros per share. Delivery of shares was not required at the end of each of these cycles according to the general conditions of the plan; therefore, managers did not receive any shares.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2014-2019” (TFSP)
At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.
The plan consisted of the delivery of a certain number of shares of Telefónica, S.A. to participants selected by the Company who had opted to take part in the scheme and had met the requirements and conditions stipulated to this end.

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The term of the plan was five years and it was divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first cycle expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 556,795 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. The second cycle expired on September 30, 2018. The maximum number of shares assigned to this phase of the plan was 618,000 shares assigned on October 1, 2015, with a fair value of 6.46 euros per share. Delivery of shares was not required at the end of each of these cycles according to the general conditions of the plan.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
The Telefónica, S.A.'s Board of Directors, at its meeting on June 8, 2018, agreed the launch of a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this new plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, in the first cycle of the plan the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to this cycle of the plan was 787,500 shares and the outstanding shares at December 31, 2018 785,750, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2018	Unit fair value (euros)
TSR Objective	393,750	392,875	4.52
FCF Objective	393,750	392,875	6.46
Telefónica, S.A. global share plans
The Telefónica, S.A. Ordinary General Shareholders’ meeting on May 30, 2014 approved a new voluntary plan for incentivised purchases of shares of Telefónica, S.A. for the employees of the Group, with certain exceptions. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. The employees that remained part of the Telefónica Group and held on to the shares for one year following the acquisition period (the shareholding period), were entitled to receive one free share for each share they acquired and retained throughout the shareholding period.
The acquisition period commenced in July 2015 and ended in June 2016. The share holding period ended in August 2017. 27,018 employees on the scheme were rewarded with a total of 3,187,055 Telefónica shares, valued at approximately 33 million euros at the time they were delivered.
In addition, at the General Shareholders’ Meeting held on June 8, 2018, a new global employee incentive share purchase plan for shares of Telefónica, S.A. was approved, aimed at employees of the Telefónica Group, that will be launched in 2019. The total number of free shares to be delivered for the whole plan may never exceed 0.1% of the share capital of Telefónica, S.A.

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Note 25. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2018	2017	2016
Cash received from operations	58,815	63,456	63,514
Cash paid from operations	(42,891)	(46,929)	(47,384)
Cash paid to suppliers	(37,044)	(40,508)	(40,831)
Cash paid to employees	(5,072)	(5,725)	(5,815)
Payments related to cancellation of commitments	(775)	(696)	(738)
Net payments of interest and other financial expenses net of dividends received	(1,636)	(1,726)	(2,143)
Net interest and other financial expenses paid	(1,664)	(1,755)	(2,187)
Dividends received	28	29	44
Taxes paid	(865)	(1,005)	(649)
Net cash flow provided by operating activities	13,423	13,796	13,338

Net cash flow used in investing activities
The detail of (Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net is the following:

Millions of euros	2018	2017	2016
Proceeds from the sale in property, plant and equipment and intangible assets	192	148	134
Payments on investments in property, plant and equipment and intangible assets	(8,777)	(9,140)	(9,321)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(8,585)	(8,992)	(9,187)

Spectrum license payments in 2018 totaled 674 million euros, mainly due to the payment of 588 million euros for the spectrum auction in the United Kingdom (see Note 6).
Spectrum license payments totaled 352 million euros in 2017, notably in Group companies in Coltel, related to the arbitration award amounting to 317 million euros (see Note 2).
The detail of proceeds on disposals of companies, net of cash and cash equivalents disposed and payments on investments in companies, net of cash and cash equivalents acquired is the following:

Millions of euros	2018	2017	2016
Sale of Televisión Federal, S.A. (Telefé) (see Note 23)	—	—	306
Proceeds arising from hedges associated with Telefónica United Kingdom	—	—	399
Sale of Telefónica Telecomunicaciones Públicas, S.A.U.	—	28	2
Sale of Axonix Ltd and Telefónica Digital Inc.	29	—	—
Others	—	12	60
Proceeds on disposals of companies, net of cash and cash equivalents disposed	29	40	767
Acquisition of DTS	—	—	(36)
Acquisition of Coltel affiliates (Note 5)	—	(85)	—
Acquisition of Minodes GmbH	—	(9)	—
Acquisition of Co-trade GmbH	—	(20)	—
Others	(3)	(14)	(18)
Payments on investments in companies, net of cash and cash equivalents acquired	(3)	(128)	(54)

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The detail of proceeds on financial investments not included under cash equivalents and payments on financial investments not included under cash equivalents is the following:

Millions of euros	2018	2017	2016
Sale of stake in Indra	—	—	85
Sale of stake in China Unicom (Hong Kong) Limited (see Note 11)	—	72	322
Investments of Seguros de Vida y Pensiones Antares, S.A.	78	49	—
Sale of stake in Shortcut I GmbH & Co. KG	21	—	—
Collateral guarantees on derivatives	806	72	—
Others	99	103	82
Proceeds on financial investments not included under cash equivalents	1,004	296	489
Legal deposits	(54)	(75)	(104)
Investment in Mediaset Premium	—	—	(20)
Long term deposits	—	(150)	—
Collateral guarantees on derivatives	(754)	(781)	—
Others	(157)	(100)	(141)
Payments on financial investments not included under cash equivalents	(965)	(1,106)	(265)

Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2018 and 2017 largely relate to placements made by Telefónica, S.A.
Net cash flow used in financing activities
The detail of dividends paid, proceeds from issue of share capital increase, payments and proceeds of treasury shares and other operations with shareholder and minority interest, and operations with other equity holders is the following:

Millions of euros	2018	2017	2016
Dividends paid by Telefónica, S.A. (*)	(2,048)	(1,904)	(2,395)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(245)	(290)	(216)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(238)	(229)	(263)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones	(28)	(23)	(27)
Payments to non-controlling interests of Telxius Telecom, S.A. y Pontel Participaciones, S.L.	(231)	—	—
Others	(4)	(13)	(5)
Dividends paid (see Note 15)	(2,794)	(2,459)	(2,906)
Proceeds from share capital increase	—	2	—
Transactions with Telefónica, S.A. treasury shares (see Note 15)	—	—	(645)
Sale of 40% of Telxius Telecom, S.A. to Taurus Bidco S.à.r.l. (Note 2)	—	1,275	—
Sale of 16,65% of Pontel Participaciones, S.L. (Note 2)	379	—	—
Others	—	(6)	(15)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	379	1,269	(660)
Issuance of undated deeply subordinated securities (Note 15)	2,250	1,000	1,000
Acquisition of undated deeply subordinated securities (Note 15)	(1,779)	—	—
Payment of undated deeply subordinated securities (Note 15)	(473)	—	—
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (See Note 15)	(559)	(354)	(344)
Operations with other equity holders	(561)	646	656
(*) This amount differs from that indicated in Note 15 because of withholding taxes deducted in the payment to certain major shareholders.

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The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, amortization of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2018	2017	2016
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	2,000	3,517	4,900
Issued of non-dilutive convertible debentures in Telefónica Participaciones, S.A.U. (Appendix III)	—	—	600
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	1,746	3,335	—
Issuance of Telefônica Brasil, S.A.	—	756	—
Issuance of O2 Telefónica Deutschland Finanzierungs, GmbH (Appendix III)	600	—	—
Others	(57)	782	193
Proceeds on issue of debentures and bonds, and other debts	4,289	8,390	5,693
Syndicated loan of 3,000 million euros by Telefónica, S.A.	—	—	3,070
Syndicated loan of 3,000 million euros by Telefónica, S.A.	—	—	1,280
Structured financing (see Note 16)	750	750	—
Disposal bilateral loans of Telefónica, S.A. (see Note 16)	585	—	—
Syndicated loan of 750 million euros by Telefónica Germany GmbH	—	650	—
Syndicated loan of Telxius Telecom, S.A. (see Note 16)	289	—	—
Settlement of nominal value of gross debt hedging derivatives	209	575	1,017
Others	2,140	2,869	4,965
Proceeds on loans, borrowings and promissory notes (see Appendix V)	3,973	4,844	10,332
Repayments of debentures and bonds, and other debts	(4,654)	(6,687)	(6,873)
Syndicated loan of 3,000 million euros by Telefónica, S.A.	—	—	(3,070)
Syndicated loan of 2,500 million euros by Telefónica, S.A.	—	(550)	—
Syndicated loan of 3,000 million euros by Telefónica, S.A.	—	—	(1,980)
Loans paid by GVT	—	—	(93)
Syndicated loan of 750 million euros by Telefónica Germany GmbH	—	(700)	—
Amortization bilateral loans of Telefónica, S.A. (see Note 16)	(800)	—	—
Settlement of nominal value of amortized debt hedging derivatives	(52)	(179)	(616)
Others	(3,188)	(5,282)	(2,747)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(4,040)	(6,711)	(8,506)
Financed spectrum licenses payments (Note 18)	(44)	(329)	(198)
Payments to suppliers with extended payment terms (Note 16)	(428)	(717)	(1,758)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(472)	(1,046)	(1,956)
(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

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Note 26. Other information
a) Litigation and arbitration
Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2018 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2018 are highlighted (see Note 22 for details of tax-related cases):
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.
The amount of the claim is quantified at 1% of the interconnection revenues.
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust

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laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the European Commission to reassess the amount of the fine imposed. The General Court considers that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Claim of consumers association "FACUA" against Telefónica de España, S.A.U in connection with the increase of the price of Movistar Fusión
On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association ("FACUA"). Through such claim, the association exercises an action to protect consumers' and users' collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product "Movistar Fusión" from May 5, 2015, by an amount of 5 euros per month. The claim contains a declaratory statement stating that disloyalty arises from misleading advertising regarding the price rise, and a prohibitory injunction requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contains, besides, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who have chosen to maintain the service contracted, together with accrued interest on such amount.
The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed its response.
On April 5, 2017, the Court ruled in favor of Telefónica de España, upholding the objection of unsuitable action and ordering the dismissal of the action. FACUA appealed that ruling.
On September 21, 2018, the Court of Appeals dismissed the appeal filed by FACUA, confirming the first instance resolution in favor of Telefónica.

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Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg"), were minority shareholders of CESKY TELECOM. In September 2005 both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 million Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefonica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
Claim by Entel against Telefónica de Argentina, S.A.
In 1999, Entel (the National Telecommunications Company of Argentina before its privatization) sued Telefónica de Argentina, S.A. ("TASA"), who was the licensee of the telecom service after the privatization process, seeking detailed and documented accounting and reimbursement of the amounts that it received from and on behalf of Entel after assuming the telecom service as a licensee, and of the amounts deducted as commissions.
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecom service (i.e.; the consumptions charges for telecom services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA, which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
TASA replied arguing the inadmissibility of the accountability request, since such liquidations had previously been submitted to the Entel Liquidating Commission without being timely challenged.
In 2010, the Court of First Instance ruled in favor of Entel and held TASA accountable to Entel.
After exhausting all legal appeals available, TASA submitted the requested accounting to Entel, which was challenged by the national government on behalf of the liquidated Entel.
Several accounting drafts and cross-claims between the parties followed, with the intervention of a court-appointed expert accountant. After several court decisions, the intervening judge rejected TASA's objections to the accounting presented by the national government and adopted the calculations made by Entel and the court-appointed expert.
Although this judicial decision was appealed, TASA's appeal was dismissed by the Court of Appeals in October 2017, confirming, to a large extent, the accounting of Entel and the court-appointed expert, but also ordering Entel to recalculate interests. Specifically, the resolution of the Court accepted certain concepts that TASA had

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questioned and the application of a "judicial" interest rate (average passive rate), which implies a daily capitalization component, in detriment of the rate set forth in the privatization specifications which set a simple annual interest of 8% (which had even been used by the court-appointed expert and Entel in their calculations).
On February 22, 2018, Entel submitted the new principal and interest calculations required by the judge, claiming an amount of 1,689 million Argentine pesos (approximately 39 million euros).
The resolution of the Court of Appeals exhausted the ordinary remedies available. TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has submitted an exceptional appeal before the Argentine Supreme Court, although this appeal does not suspend the potential execution by Entel of prior rulings against TASA.
Appeal against the resolution of ANATEL to sanction Telefônica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.
This PADO investigation had been suspended during the negotiations of the TAC (“Termo de Ajustamento de Conduta” or Conduct Adjustment Term) between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefônica Brasil committed several infractions, in particular those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefônica Brasil is approximately 211 million reals (approximately 48 million euros), which amounted to approximately 482 million reals after currency value updates and accrued interests as of December 31, 2018 (approximately 109 million euros).
Telefônica Brasil has appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.
Telefônica Brasil has not yet paid the fine, although Telefônica Brasil has guaranteed its payment through a guarantee insurance submitted to the court.
The procedure is in the first instance and a date has not yet been set for the conciliation hearing.
b) Other proceedings
Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica continues to cooperate with governmental authorities and continues with the ongoing investigations. Although it is not possible at this time to predict the scope or duration of these matters or their likely outcome, Telefónica believes that, considering the size of the Group, any potential penalty as a result of the resolution of these investigations would not materially affect the Group's financial condition.
c) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which was amended on May 16,

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2014, on November 8, 2016 and on May 11, 2018. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, starting on January 1, 2018 the payment obligation for failure to meet the annual turnover commitment will be calculated for each year of the agreement but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.
Telefónica Latinoamérica Holding, S.L. as strategic partner of Colombia Telecomunicaciones, S.A. ESP
Pursuant to amendment nº 2 of the Framework Investment Agreement executed as of September 21, 2017, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) in the event that the increase in Colombia Telecomunicaciones, S.A. ESP's EBITDA (CAGR) is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 2) Colombia Telecomunicaciones S.A. ESP orders and/or pays dividends with the favorable vote of the Strategic Partner.
Pursuant to the exercise by Colombian Government of its right to require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange, on March 22, 2018, and upon request of the Government of Colombia, the General Shareholders Meeting of Colombia Telecomunicaciones, S.A. ESP approved to apply for the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange. Telefónica is under no obligation whatsoever to purchase or transfer any of its shares in Colombia Telecomunicaciones, S.A. ESP, either as a result of the shareholders´resolution, or a result of the register in the National Securities and Issuer’s Registry or in the Colombia Stock Exchange. Following the registration in the National Securities and Issuer’s Registry on May 10, 2018, the Colombia Stock Exchange approved the conditional registration of the shares of Colombia Telecomunicaciones, S.A. ESP on May 23, 2018, subject to the effective fulfillment by the Colombian Government of the issuance of a first public tender offer to the so-called solidarity sector (“sector solidario”) pursuant to Law 226 of 1995 (December 20), which develops article 60 of the Colombian Constitution on the disposal of national property in share capital, the adoption of measures to democratize such property and other relevant provisions. On August 2, 2018, the Nation - Ministry of Finance and Public Credit, as shareholder of Colombia Telecomunicaciones, S.A. ESP, published a notice of public offering of the shares of its property in Colombia Telecomunicaciones, S.A. ESP to the solidary sector in accordance with Law 226 of 1995- Thus, resulting from said publication, Colombia Telecomunicaciones, S.A. ESP and its ordinary shares were registered in the Colombian Stock Exchange. Through Informative Document No. 242 of October 3, 2018, the Colombian Stock Exchange informed that the first stage of the sale program of the shares owned by the Nation - Ministry of Finance and Public Credit in Colombia Telecomunicaciones, S.A.

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ESP, aimed at the solidarity sector, was declared inconclusive as no acceptances at all were received during the term of the offer.
In addition, the Framework Investment Agreement provides that (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities and, (b) if the Colombian Government transfer its shares in Colombia Telecomunicaciones, S.A. ESP under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
Communications Investment Platform ("CIP")
On May 8, 2015, Telefónica Open Future, S.L.U. (“TOF”) signed a Limited Partnership Agreement (and related agreements) with Coral Group, L.L.C. (and affiliates thereof) ("Coral") pursuant thereto, TOF has committed to undertake investments up to 200 million U.S. dollar over a 7 year period (expandable up to two additional years) in technology companies that fall within the strategic priorities jointly agreed with Telefónica.
As a result of the addition of an additional Strategic Investor to the CIP in 2017, on October 25, 2017, TOF and Coral entered into a new Amended and Restated Limited Partnership Agreement, which retains TOF’s original capital commitment, but also amends certain terms and conditions to provide TOF with certain early termination and capital commitment reduction rights upon certain events.
On August 1, 2018, TOF notified Coral its rightful early termination of the aforementioned agreement, and was therefore immediately released from any further investment commitments. As a result of the foregoing, on October 31, 2018 the Coral/Telefónica CIP Limited Partnership incorporated on May 7, 2015 was finally dissolved.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5.
The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle.

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Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, will have the right to decide, design and develop the broadcasting contents, which will carry the Movistar hallmark for the 2019-2020 season.
Additionally, on June 28, 2018, Telefónica Audiovisual Digital, S.L.U. ("Telefónica") and Mediaproducción, S.L.U. ("Mediapro"), reached an agreement whereby Telefónica acquired the pay television rights of football (soccer) matches of the "UEFA Champions League" and "UEFA Europa League" competitions corresponding to the three seasons 2018/19, 2019/20 and 2020/21. Such matches may be included in thematic channels produced by Telefónica and be sold to private or residential clients. Telefónica will have the right to exploit such license on an exclusive basis with the exception of certain matches of the "UEFA Europa League" competition that Mediapro has reserved for its free-to-air television broadcast along with highlights programs covering both competitions. The total consideration agreed for the three seasons was 1,080 million euros (360 million euros for each of the three seasons). Telefónica may sublicense the related thematic channels to other operators interested in this content. Mediapro will have the right to receive a share of advertising revenues from the new channels that Telefónica intends to launch. These channels will carry the Movistar hallmark. The aforementioned license was subject to UEFA’s approval, which was granted in August 2018.
On December 21, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish Second Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (package 6 of the auction called by the Professional Football League). No other bids were submitted for such package during the first round of the auction called by the Professional Football League. The award was granted for a total amount of 105 million euros (i.e., 35 million euros for each of the three seasons).
Agreement for the sale of Telefónica El Salvador
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (a subsidiary of Telefónica 60% of which is owned, directly or indirectly, by Telefónica and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones, S.A.) reached an agreement with América Móvil, S.A.B de C.V. for the sale of 99.3% of Telefónica Móviles El Salvador, S.A., a company providing fixed and mobile communications services in El Salvador, for an amount (enterprise value) of 315 million USD, 277 million euros as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of the issuance of these Financial Statements, such conditions have not been met.
d) Environmental matters
Environmental strategy is the responsibility of the Board of Directors, which approves the environmental Policy and objectives, within the framework of the Global Responsible Business Plan of the Group.
Telefónica acts at different levels in alignment with the business strategy:

•	Environmental management under ISO 14001:2015.

•	Internal eco-eficiency.

•	Promotion of the circular economy.

•	Decarbonization of the activities.

•	Development of products and services that provide solutions for environmental problems.
The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Telefónica has a global multidisciplinary team spread out across different countries that is responsible for carrying out this strategy at different levels of responsibility.

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Currently 99.4% of the Company has Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of its environmental aspects and to extending a culture of environmental responsibility across the whole supply chain.
On February 5, 2019, Telefónica Emisiones, S.A.U. issued notes in the Euro market (see Note 29) guaranteed by Telefónica, S.A., amounting to 1,000 million euros. The net proceeds of the notes are to be allocated towards projects aiming to improve energy efficiency in the network transformation from copper to fiber optic in Spain.
e) Auditors’ fees
Principal Auditor
The expenses accrued in respect of the fees for services rendered to the various member firms of the PwC international organization, of which PricewaterhouseCoopers Auditores, S.L. (the auditors of the Telefónica Group) forms part, amounted to 19.11 million euros and 19.78 million euros in 2018 and 2017, respectively.
The detail of these amounts is as follows:

Millions of euros	2018	2017
Audit services	18.41	18.33
Audit-related services	0.70	0.49
Tax services	—	0.20
All other services (consulting, advisory, etc.)	—	0.76
Total	19.11	19.78

Audit services: mainly audit services of the annual and reviews of interim financial statements, services related to the issuance of comfort letters, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404), the work in connection with the 20-F report to file with the US Securities and Exchange Commission (SEC) and the issuance of comfort letters.
Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, review of Corporate Social Responsibility Reports issued in the Group and Telefónica, S.A.’s verification Statement of Non Financial Information - Digital responsibility and well-being.
Tax Services: permitted services by the applicable independence regulation, basically, they are tax advice and studies of transference prices.
All other services: permitted services by the applicable independence regulation, mainly advisory services on migration questions to expatriates’ employees.
In particular, the auditor of the Telefónica Group, PricewaterhouseCoopers Auditores, SL, during the year 2018 has provided services related to the issuance of the following reports: audit of the financial statements (includes SOX and 20-F), limited reviews of the intermediate periods, comfort letters, agreed procedures and corporate social responsibility.

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Other auditors
The expenses accrued in respect of the fees for services rendered by other auditors in 2018 and 2017 amounted to 58.35 million euros and 40.50 million euros, respectively, as follows:

Millions of euros	2018	2017
Audit services	1.52	2.80
Audit-related services	1.01	0.48
Tax services	7.83	5.75
All other services (consulting, advisory, etc.)	47.99	31.47
Total	58.35	40.50
f) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.
g) Directors’ and Senior Executives’ compensation and other benefits
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2018, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,838,067 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2018 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:

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Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration, for their executive roles, of 1,923,100 euros that the Executive Chairman, Mr. José María Álvarez-Pallete López, has established for the 2019 financial year is equal to the one received in the years 2018, 2017 and 2016, which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fix remuneration, for their executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2019 financial year is equal to the one received in the year 2018.
Individualized description
Annex II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2018. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

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Note 27. Finance leases
The main finance leases at the Telefónica Group are as follows:
a) Future minimum lease payment commitments in relation to finance leases at Telefónica Brazil companies
The payment schedule of finance leases of Telefónica Brazil at December 31, 2018, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	12	2	14
From one to five years	33	14	47
More than five years	44	69	113
Total	89	85	174
At December 31, 2018 there are net assets under finance lease agreements amounting to 61 million euros recognized under property, plant and equipment.
Additionally, Telefónica Brazil acts as a lessor in financial leases. The minimum lease payment receivables at December 31, 2018 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	60	3	63
From one to five years	57	9	66
Total	117	12	129
Accumulated allowance	(44)
Total after accumulated allowance	73
b) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies
The payment schedule of finance leases of Telefónica Germany at December 31, 2018, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	8	—	8
From one to five years	22	1	23
Total	30	1	31
At December 31, 2018 there are net assets under finance lease agreements amounting to 76 million euros recognized under property, plant and equipment.

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Note 28. Operations classified as held for sale
The breakdown of non-current assets classified as held for sale and liabilities associated at December 31, 2018 is as follows:

Million of euros	Non-current assets as held for sale	Liabilities associated to non-current assets as held for sale
Antares	793	661
Telefónica Móviles Guatemala	376	105
Telefónica Móviles El Salvador	234	71
Other companies	89	—
Total	1,492	837
On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Antares, for a total amount of 161 million euros. At December 31, 2018, the assets corresponding to Antares were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale (see Note 29).
In addition, on January 24, 2019, Telefonica Centroamérica Inversiones, S.L., 60% of which is owned by Telefónica and 40% by Corporación Multi Inversiones, reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala and 99.3% of Telefónica Móviles El Salvador (see Note 29).
The breakdown of non-current assets classified as held for sale and liabilities associated of Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador at December 31, 2018 is as follows:

Million of euros	Antares	T. Guatemala	T. El Salvador
Non-current assets	635	326	184
Intangible assets	1	44	30
Goodwill	—	123	60
Property, plant and equipment	—	157	91
Financial assets and other non-current assets	634	2	2
Deferred tax assets	—	—	1
Current assets	158	50	50
Inventories	—	9	7
Receivables and other current assets	10	25	30
Tax receivables	—	9	3
Other current financial assets	52	—	2
Cash and cash equivalents	96	7	8
Non-current liabilities	656	45	11
Non-current financial liabilities	—	19	—
Payable and other non-current liabilities	—	—	1
Deferred tax liabilities	1	13	5
Non-current provisions	655	13	5
Current liabilities	5	60	60
Current financial liabilities	—	5	18
Payables and other current liabilities	4	52	39
Tax payables	—	3	3
Current provisions	1	—	—

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Note 29. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2018 and the date of authorization for issue of the accompanying consolidated financial statements:

•
On January 23, 2019, Telefónica announced that Telefónica UK Limited had agreed non-binding heads of terms with Vodafone Limited to strengthen their existing network sharing partnership in the United Kingdom. The parties plan to extend the term of their existing network sharing partnership and include 5G capacity at joint radio network sites, and to upgrade transmission networks to support 5G technology. They also intend to devolve more activities to their joint venture company, Cornerstone Telecommunications Infrastructure Limited (CTIL), which manages passive tower infrastructure.

•
On January 23, 2019, Telefónica announced that it was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) partially upholding the claims filed against the assessments relating to the 2008-2011 Corporate Income Tax Audit. Final implementation of this resolution will most likely lead to a tax refund related to overpayments made by the company in those tax years. At this point of time, it is not possible to quantify the exact amount of the expected refund since, as pointed out by the Central Economic-Administrative Court’s resolution, the final amount shall only be settled once the resolution is duly executed by the Spanish Tax Authorities.

•	On January 23, 2019, Telefónica, S.A. made a repayment of 100 million euros on its bilateral loan signed on December 20, 2017.

•
On January 24, 2019, Telefonica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefonica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The closing of the Telefónica El Salvador sale is subject to applicable regulatory conditions while the sale of Telefónica Móviles Guatemala was completed on such date.

The aggregate consideration for both companies (enterprise value) is 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million of which correspond to Telefónica Móviles Guatemala and 277 million of which correspond to Telefónica Móviles El Salvador).

•	On January 25, 2019, Telefónica Emisiones, S.A.U. redeemed 150 million euros of its notes issued on January 25, 2017. The notes were guaranteed by Telefónica, S.A.

•
On February 5, 2019, Telefónica Emisiones, S.A.U. issued under its Guaranteed Euro Program for the Issuance of Debt Instruments ("EMTN Program") notes in the Euro market guaranteed by Telefónica, S.A., amounting to 1,000 million euros. These notes are due on February 5, 2024, pay an annual coupon of 1.069% and were issued at par (100%). The net proceeds of the notes are to be allocated towards projects aiming to improve energy efficiency in the network transformation from copper to fiber optic in Spain.

•
On February 14, 2019, once the pertinent regulatory approvals were obtained, Telefónica transferred to Grupo Catalana Occidente 100% of Antares’ share capital for a total amount of 161 million euros. On the closing of the sale, Telefónica and Grupo Catalana Occidente executed an agreement pursuant to which Grupo Catalana Occidente will continue to manage the insurance policies of the Telefónica Group on an exclusive basis for the next 10 years.

•
On February 18, 2019, Telefónica, S.A. made an early repayment for 500 million euros of its bilateral loan of 1,000 million euros signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.

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•
On February 20, 2019, the Board of Directors of Telefónica, S.A. has approved the sale of the Telefónica Group businesses in Panama, Nicaragua and Costa Rica. The closing of the agreement is expected in the short term.

The detail of the assets and liabilities of these companies as of 31 December 2018 is as follows:

Millions of euros	Telefónica Móviles Panamá, S.A.	Telefonía Celular de Nicaragua, S.A.	Telefónica de Costa Rica TC, S.A.
Non-current assets	332	146	177
Current assets	34	38	51
Total assets	366	184	228
Non-current liabilities	69	21	32
Current liabilities	71	49	53
Total liabilities	140	70	85

Note 30. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Scope of consolidation
The main Companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2018 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluciones de Informática y Com. de España S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	EUR	80	100%	Telefónica de España, S.A.U.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica de Contenidos, S.A.U.
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	EUR	1	100%	Telefónica Audiovisual Digital, S.L.U.
Telefónica United Kingdom
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)

Telefónica, S.A. 139

2018 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom (cont.)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.01%) Telefónica Europe plc (99.99%)
O2 Holdings Ltd Holding company	UK	GBP	12	100%	Telefónica Europe plc
Telefónica United Kingdom Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	UK	GBP	—	100%	Telefónica United Kingdom Ltd.
O2 Networks Ltd. Holding company	UK	GBP	—	100%	O2 Holdings Ltd.
Cornerstone Telecommunications Network sharing	UK	GBP	—	50%	O2 Networks Ltd. (40%) O2 Cedar Ltd (10%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.22%	Telefónica Deutschland Holding A.G (69.21%) T. Germany Management, GmbH (0.01%)
E-Plus Services GmbH Wireless communications services operator	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Next GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Minodes GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany Next Gmbh
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Latinoamérica Holding, S.L. (24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	—	73.68%	Telefônica Brasil, S.A.
Telefónica Hispam Norte
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VES	498,953	100%	Latin America Cellular Holdings, S.L. (97.04%) Comtel Comunicaciones Telefónicas, S.A. (2.87%) Telefónica, S.A. (0.09%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	3,410	67.5%	Telefónica Latinoamérica Holding, S.L. (51.52%) Latin American Cellular Holdings, S.L. (8.08%) Telefónica, S.A. (7.90%)

Telefónica, S.A. 140

2018 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam Norte (cont.)
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	COP	83,191	63.77%	Colombia Telecomunicaciones, S.A. ESP (35.71%) Metropolitana de Telecomunicaciones S.A E.S.P (28.06%)
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	COP	50,212	59.03%	Colombia Telecomunicaciones, S.A. ESP (30.89%) Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (28.14%)
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	2,330	60.93%	Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (24.37%) Metropolitana de Telecomunicaciones S.A E.S.P (36.56%)
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	99,384	100%	Telefónica, S.A.
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones, S.L.
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L. (59.99%) Guatemala Cellular Holdings, B.V. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	199,892	100%	Telefónica, S.A.
Telefónica Hispam Sur
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	22,403	100%	Telefónica Móviles Argentina, S.A. (81.05%) Telefónica Latinoamérica Holding, S.L. (16.73%) Telefónica, S.A. (1.46%) Telefónica International Holding, B.V. (0.76%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	4,432	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,294,872	100%	Inversiones Telefónica Móviles Holding Limitada (98.90%) Telefónica, S.A. (1.1%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	569,773	99.14%	Telefónica Móviles Chile, S.A.

Telefónica, S.A. 141

2018 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam Sur (cont.)
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Telefónica Latinoamérica Holding, S.L. (50.22%) Latin American Cellular Holdings, S.L. (48.35%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	—	100%	O2 (Europe) Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	—	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	237	100%	Telefónica, S.A.
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	250	50.01%	Pontel Participaciones, S.L.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	429	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Operation and deployment of telecommunications infraestructure	Republica Dominicana	USD	3	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.50%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	—	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fiber network communications services	Puerto Rico	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	US	USD	58	50.01%	Telxius Cable América, S.A.

Telefónica, S.A. 142

2018 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fiber network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A. (50%) Telxius Cable Perú, S.A.C. (0.01%)
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.50%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructure	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	5	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%)
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	8	50.01%	Telxius Telecom, S.A.
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	10	50.01%	Telxius Telecom, S.A.
Telxius Towers Germany, Gmbh. Establishment and operation of any kind of communications infrastructure and/or network	Germany	EUR	—	50.01%	Telxius Telecom, S.A.
Telxius Torres Perú S.A.C. Establishment and operation of any kind of communications infrastructure and/or network	Peru	PEN	104	50.01%	Telxius Torres Latam, S.L.U.
Telxius Torres Chile Holding, S.A. Holding company	Chile	EUR	8	50.01%	Telxius Torres Latam, S.L.U. (50%) Telxius Torres España, S.L.U. (0.01%)
Telxius Torres Chile, S.A. Operation and deployment of telecommunications infrastructure	Chile	CLP	8,891	50.01%	Telxius Torres Chile Holding, S.A.
Telxius Torres Brasil, Ltda. Establishment and operation of any kind of communications infrastructure and/or network	Brazil	BRL	764	50.01%	Telxius Torres Latam, S.L.U.

Telefónica, S.A. 143

2018 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telxius Torres Argentina, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Argentina	ARS	1,005	50.01%	Telxius Torres Latam, S.L.U. (47.51%) Telxius Telecom, S.A. (2.50%)
Latin American Cellular Holdings, S.L. Holding company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica International Wholesale Services II, S.L.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	24	100%	Telefónica, S.A
Wayra Investigación y Desarrollo S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,644	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	43	100%	Wayra Investigación y Desarrollo S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	153	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	144	100%	Wayra Investigacion y Desarrollo, S.L. (95%) Telefónica Latinoamérica Holding, S.L. (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,400	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VES	3,051	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	20	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra UK Ltd. Technological innovation based business project development	UK	GBP	—	100%	Wayra Investigación y Desarrollo, S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	58	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks Mexico Holding, S.A. de C.V.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH

Telefónica, S.A. 144

2018 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U.
Telefónica Educación Digital, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	13	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil Ltda Security services and systems	Brazil	BRL	155	99.99%	Telefónica Ingeniería de Seguridad, S.A.U.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	USD	91	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	23	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)

Telefónica, S.A. 145

2018 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Fisatel Mexico, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (50%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	45	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	PEN	15	100%	Telefónica Servicios Globales, S.L.U. (99.49%) Telefónica del Perú, S.A.A. (0.51%)
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	UK	GBP	—	100%	Telefónica, S.A.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica, S.A.
Other companies held for sale
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,396	60%	Telefónica Centroamérica Inversiones S.L. (0.01%) Guatemala Cellular Holdings, B.V. (59.99%)

Telefónica, S.A. 146

2018 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00)%
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50)%
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Mobile Financial Services Holding SPRL Financial services	Belgica	USD	197	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialized credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	—	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	45%	Telefónica Digital España, S.L.

Telefónica, S.A. 147

2018 Consolidated Financial Statements

Main changes in the scope of consolidation for the year 2018
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	03/31/2018	50.01%
Pontel Participaciones, S.L. Holding company	Spain	07/31/2018	83.35%
Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Spain
Centro de Asistencia Telefónica, S.A. Provision of services related to databases	Spain	12/31/2018	100%
Telefónica Germany
Shortcut I GmbH & Co. KG Technological innovation based business project development	Germany	10/31/2018	69.22%
Other companies
Telefónica Digital Inc. IP telephony platform	US	08/31/2018	100%
Tokbox Inc. IP telephony platform	US	08/31/2018	100%
Axonix Ltd Digital and mobile advertising	UK	08/31/2018	78%
Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Germany
Co-Trade GmbH Technological services	Germany	07/31/2018	Telefónica Germany Retail Gmbh
Other companies
Synergic Partners, S.L. Technological and consulting services in Big Data provider	Spain	10/31/2018	Telefónica Digital España, S.L.

Telefónica, S.A. 148

2018 Consolidated Financial Statements

Companies liquidation

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Participation
Other companies
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	12/31/2018	100%
Operations with minority interests

Companies/Segment/Subsidiaries	Country	Date	% Participation after operation
Other companies
Pontel Participaciones, S.L. Holding company	Spain	07/31/2018	83.35%
Main changes in the scope of consolidation for the year 2017
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telxius Torres Argentina, S.A. Any type of infrastructures and/or communications networks institution and operation	Argentina	05/31/2017	60%
Acquired companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Germany
Minodes GmbH Technological and consulting services in Big Data provider	Germany	05/31/2017	69.22%
Co-Trade GmbH Technological services	Germany	10/31/2017	69.22%

Acquisition of control

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Hispam Norte
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	09/30/2017	63.77%
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	09/30/2017	59.03%
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	09/30/2017	60.93%

Telefónica, S.A. 149

2018 Consolidated Financial Statements

Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Hispam Norte
Compañía Señales del Norte, S.A. de C.V Other business support services	Mexico	12/31/2017	100%
Other companies
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	10/31/2017	100%
Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	05/29/2017	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	10/31/2017	Telefónica Móviles España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	10/31/2017	Telefónica de España, S.A.U.
Telefónica Studios S.L. Audiovisual Productions	Spain	09/30/2017	Telefónica Audiovisual Digital, S.L.U.
Telefónica Germany
E-Plus Mobilfunk GmbH &Co. KG, GmbG Wireless communications services operator	Germany	07/31/2017	E-Plus Services GmbH
Telefónica Hispam Sur
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	05/31/2017	Telefónica Móviles Argentina, S.A.
Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	05/31/2017	Telefónica Móviles Argentina, S.A.
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	05/31/2017	Inversiones Telefónica Móviles Holding, S.A.
Other companies
Telefónica Datacorp, S.A.U Holding company	Spain	09/30/2017	Telefónica Latinoamérica Holding, S.L.
Eyeos, S.L Cloud Computing	Spain	09/30/2017	Telefónica Investigación y Desarrollo, S.A.U.
Telefónica International Wholesale Services, S.L. International services provider	Spain	12/31/2017	Telefónica International Wholesale Services II, S.L.
Wayra Ireland Ltd Technological innovation based business project development	Ireland	12/31/2017	Wayra Investigación y Desarrollo S.L
Companies liquidation

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Participation
Other companies
Saluspot Spain, S.L. Medical services and articles through internet provider	Spain	12/31/2017	65%

Telefónica, S.A. 150

2018 Consolidated Financial Statements

Operations with minority interests

Companies/Segment/Subsidiaries	Country	Date	% Participation after operation
Telefónica Germany
Telefónica Deutschland Holding A.G Exchange of shares with KPN	Germany	03/31/2017	69.22%
Other companies
Telxius Telecom, S.A. Sold to Taurus Bidco S.à.r.l. (“KKR”)	Spain	12/31/2017	60%

Telefónica, S.A. 151

2018 Consolidated Financial Statements

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,478,888	—	5,794	5,407,782
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. Ángel Vilá Boix	1,600,000	—	—	2,412,000	—	16,960	4,028,960
Mr. Juan Ignacio Cirac Sasturain	—	120,000	10,000	—	11,200	—	141,200
Mr. José Javier Echenique Landiríbar	—	120,000	23,000	—	113,600	—	256,600
Mr. Peter Erskine	—	120,000	12,000	—	113,600	—	245,600
Ms. Sabina Fluxà Thienemann	—	120,000	9,000	—	11,200	—	140,200
Mr. Luiz Fernando Furlán	—	120,000	11,000	—	11,200	—	142,200
Ms. Carmen García de Andrés	—	120,000	16,000	—	22,400	—	158,400
Ms. María Luisa García Blanco[7]	—	80,000	9,000	—	13,067	—	102,067
Mr. Jordi Gual Solé[7]	—	110,000	16,000	—	20,533	—	146,533
Mr. Peter Löscher	—	120,000	13,000	—	24,267	—	157,267
Mr. Ignacio Moreno Martínez	—	120,000	25,000	—	44,800	—	189,800
Mr. Francisco Javier de Paz Mancho	—	120,000	35,000	—	124,800	—	279,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000
1 Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3 Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4 Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2018 and paid in the year 2019. In reference to the bonus corresponding to 2017, which was paid in 2018, Executive Board Member Mr José María Álvarez-Pallete López perceived 3,426,964 euros and Executive Board Member Mr Ángel Vilá Boix perceived 990,000 euros (Mr Vilá's bonus only included the amount accrued since his appointment as Director of the company, on July 26, 2017).
5 Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Committee and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.
7 Mr Jordi Gual Solé was appointed Director of the company on January 31, 2018, and Ms María Luisa García Blanco was named Director on April 25, 2018, reflecting, therefore, the remuneration accrued and perceived, respectively, from the aforementioned dates.

Telefónica, S.A. 152

2018 Consolidated Financial Statements

Likewise, Ms Eva Castillo Sanz stood down as Board Member on April 25, 2018, reflecting below the payment received and accrued by her, in 2018 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Ms. Eva Castillo Sanz	—	40,000	7,000	—	11,200	—	58,200
1 to 6: Definitions of these concepts are those included in the previous table.
The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:
OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	104,652	—	—	—	—	104,652
Mr. Peter Erskine	—	20,000	—	—	—	—	20,000
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Mr. Luiz Fernando Furlán	—	85,366	—	—	—	—	85,366
Ms. Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	—	0
Mr. Jordi Gual Solé	—	—	—	—	—	—	0
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	260,440	—	—	—	—	260,440
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Mr. Wang Xiaochu	—	—	—	—	—	—	—
1 Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
Herewith it is stated that Mr Ángel Vilá Boix received during the year 2018, for his position on the Supervisory Board of Telefónica Deutschland Holding, A.G. during 2017 (resigned from his office on October 4, 2017), an amount of 2,000 euros. Similarly, Mr Peter Erskine received during the 2018 fiscal year, for his position on the Supervisory Board of Telefónica Deutschland Holding, A.G. during 2017, an amount of 20,000 euros.
3 Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2018 and paid in the year 2019 by other companies of the Telefónica Group.
Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group.

Telefónica, S.A. 153

2018 Consolidated Financial Statements

Likewise, Ms Eva Castillo Sanz stood down as Board Member on April 25, 2018, reflecting below the payment accrued by her, in 2018 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Ms. Eva Castillo Sanz	—	26,849	—	—	—	—	26,849
1 to 6: Definitions of these concepts are those included in the previous table.
Herewith, it is stated that Ms. Eva Castillo Sanz received during the year 2018, for her position on the Supervisory Board of Telefónica Deutschland Holding, A.G. during 2017, an amount of 80,000 euros.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2018 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2018
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contributions to Pension Plans	Contributions to Benefit Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix	5,377	487,840	66,783
1 Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2 Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2018 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	13,176
Mr. Ángel Vilá Boix	14,116

Telefónica, S.A. 154

2018 Consolidated Financial Statements

As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following two long-term variable remuneration plans were in existence during the year 2018:
1.- The so-called "Performance & Investment Plan" ("PIP"), made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholders' Meeting held on May 30, 2014, which has already ended.
The first cycle of this Plan began in 2014 and concluded in October 2017. The second cycle of this Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for the first and second cycle of the Plan (2014-2017; 2015-2018), so no shares were delivered to the Executive Directors participating in these cycles.
As for the third cycle of this Plan (2016-2019), the Company's Board of Directors, following a favorable report from the Appointments, Remuneration and Good Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2020; 2019-2021; 2020-2022), approved by the General Shareholders' Meeting held on June 8, 2018. The first cycle began on January 1, 2018 (with delivery of the corresponding shares in 2021), the second cycle began January 1, 2019 (with delivery of the corresponding shares in 2022), and the third will begin January 1, 2020 (with delivery of the corresponding shares in 2023).
It is hereby stated in following the maximum number of shares assigned if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the first and second cycle of the Plan.

PSP - First Cycle / 2018-2020

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	421,000
Mr. Ángel Vilá Boix	312,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

PSP - Second Cycle / 2019-2021 (shares allocate in February 2019)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	468,000
Mr. Ángel Vilá Boix	347,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the first and second cycle of the PSP and that the above tables only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% % of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes

Telefónica, S.A. 155

2018 Consolidated Financial Statements

of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italy, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações.
With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by linear interpolation for cases which are situated between the mean and the third quartile.
To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept, the level of FCF generated by the Telefónica Group during each year will be measured against the value set in the budgets approved by the Board of Directors for each financial year.
In relation to the FCF, at the beginning of each cycle, a scale of achievement will be determined that will include a minimum threshold below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level, which will involve the delivery of 50% of the assigned theoretical shares.
At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.
In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2018 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2018, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.
Remuneration of the Company’s Senior Management.
As for the Directors who made up the Senior Management1 of the company in the year 2018, excluding those who form an integral part of the Board of Directors, have accrued2 a total amount of 7,966,605 euros during the 2018 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2018 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 854,125 euros; the contributions corresponding to the Pension Plan increased to 21,508 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 107,493 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 95,256 euros.
On the other hand, regarding share-based remuneration plans, during the year 2018, there were the following two long-term variable remuneration plans:
1.- The so-called "Performance & Investment Plan" ("PIP"), made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholders' Meeting held on May 30, 2014, which has already ended.
The first cycle of this Plan began in 2014 and concluded in October 2017. The second cycle of this Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for the first and second cycle of the Plan (2014-2017; 2015-2018), so no shares were delivered to the Directors participating in these cycles.
As for the third cycle of this Plan (2016-2019), the company's Board of Directors, following a favorable report from the Appointments, Remuneration and Good Governance Committee, agreed not to execute nor implement

Telefónica, S.A. 156

2018 Consolidated Financial Statements

the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2020; 2019-2021; 2020-2022), approved by the General Shareholders' Meeting held on June 8, 2018. The first cycle of this Plan began in 2018 and will conclude December 31, 2020. The maximum number of shares assigned in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, at the beginning of the first cycle (2018-2020) to the group of directors forming part of the company's senior management was of 491,570.
The second cycle of this Plan began in 2019 and will conclude December 31, 2021. The maximum number of shares assigned in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, at the beginning of the second cycle (2019-2021) to the group of Directors part of the company's Senior Management was 545,591.
1 Senior Management being understood, for these purposes, those persons that implement, de facto or de jure, senior management duties reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including in any case the supervisor of Internal Auditing.
2 Similarly, herewith it is stated that the amount perceived in the year 2018 by the directors forming part of the company's Senior Management, excluding those on the Board of Directors, was 19,221,735 euros. This amount includes the remuneration perceived by Mr Ramiro Sánchez de Lerín García-Ovies, former Secretary-General and Secretary of the Board of Directors of Telefónica, S.A., until the date of his disengagement from the company, including the compensation perceived as a result of his removal.

Telefónica, S.A. 157

2018 Consolidated Financial Statements

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2018 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2019	2020	2021	2022	2023	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,070	1,070
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,570	1,570
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	559	559
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,746	1,746
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0,83000%	—	—	55	—	—	—	55
TELEF EMISIONES MAY 2014	EUR	2.242%	—	—	—	1,250	—	—	1,250
TELEF EMISIONES JULY 15, 2019	USD	5.877%	873	—	—	—	—	—	873
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	1,750	—	—	—	—	—	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	726	—	—	726
TELE EMISIONES APRIL 2010	USD	5.134%	—	1,222	—	—	—	—	1,222
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	447	447
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	1,310	—	—	—	1,310
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	—	782	—	—	—	—	782
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	—	1,200	—	—	—	—	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	—	133	—	—	133
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	—	1,500	—	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	—	1,000	—	—	—	1,000
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	—	655	—	655
TELEF. EMISIONES MAY 2013	EUR	2.736%	750	—	—	—	—	—	750
TELEF. EMISIONES OCTOBER 2013	CHF	2.595%	—	200	—	—	—	—	200
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0,83%	—	—	—	67	—	—	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	—	—	1,000	—	—	—	1,000
TELEF EMISIONES APRIL 2016	EUR	0.750%	—	—	—	1,400	—	—	1,400
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	—	1,350	1,350
TELEF. EMISIONES OCTOBER 2016	EUR	0.318%	—	1,250	—	—	—	—	1,250
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750

Telefónica, S.A. 158

2018 Consolidated Financial Statements

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2019	2020	2021	2022	2023	Subsequent years	Total
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1 x EURIBOR3M +0,40%	150	—	—	—	—	—	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,310	1,310
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,746	1,746
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	175	175
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	437	437
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,091	1,091
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	655	655
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	—	—	—	—	1,000	1,000
Telefónica Emisiones, S.A.U.			3,523	4,654	3,365	3,576	2,155	16,416	33,689
Exchangeable Bond MARCH 2016 (*)	EUR	—	—	—	600	—	—	—	600
Telefónica Participaciones		—	—	—	600	—	—	—	600
Total Telefónica, S.A. and its instrumental companies			3,523	4,654	3,965	3,576	2,155	17,986	35,859
(*) Issue of non-dilutive cash-settled equity-linked bonds referenced to Telefónica share price, with a nominal amount of 600 million euros, issue price of 101.25% and maturing in March 2021.

Telefónica, S.A. 159

2018 Consolidated Financial Statements

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2019	2020	2021	2022	2023	Subsequent years	Total
Bond Q	CLP	5.750%	59	—	—	—	—	—	59
Bond T	CLP	4.900%	—	12	24	—	24	—	60
144A Bond	USD	3.875%	—	—	—	437	—	—	437
Telefónica Chile, S.A.			59	12	24	437	24	—	556
Bond F	UF	3.600%	—	—	—	—	104	—	104
Bond G	UF	2.200%	—	69	—	—	—	—	69
Bond I	UF	1.950%	—	69	—	—	—	—	69
Bond K	CLP	4.900%	—	—	119	—	—	—	119
Telefónica Móviles Chile, S.A.			—	138	119	—	104	—	361
T. Finanzas Mex 0710 FIX	MXN	8.070%	—	89	—	—	—	—	89
Telefónica Finanzas México, S.A.			—	89	—	—	—	—	89
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.625%	—	—	—	—	—	22	22
Bond T. Peru 4th Program (12th Serie A)	N. SOL	VAC + 3.6875%	22	—	—	—	—	—	22
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	17	17
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	17	17
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	7	7
Bond T. Peru 5th Program (22nd Serie Ab)	N. SOL	VAC + 3.5000%	4	—	—	—	—	—	4
Bond T. Peru 5th Program (22nd Serie Ac)	N. SOL	VAC + 3.5000%	—	—	8	—	—	—	8
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.09375%	—	—	—	—	—	16	16
Bond T. Peru 7th Program (27th Serie A)	N. SOL	5.531%	13	—	—	—	—	—	13
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	—	—	—	67	—	67
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	—	—	—	—	31	31
Bond T. Peru 6th Program (12th Serie A)	N. SOL	5.063%	—	28	—	—	—	—	28
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	—	—	—	36	—	—	36
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.344%	—	—	—	26	—	—	26
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	—	—	—	—	35	35
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	—	—	—	27	27
Bond T. Peru 6th Program (12th Serie B)	N. SOL	4.188%	—	—	18	—	—	—	18
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	—	—	21	21
Telefónica del Perú, S.A.			39	28	26	62	67	193	415
Nonconvertible bonds	BRL	1,0825 XCDI	—	—	225	225	—	—	450
Nonconvertible bonds	BRL	1,0 XCDI + 0,24%	—	225	—	—	—	—	225
Nonconvertible bonds	BRL	1 XIPXA +4	7	—	—	—	—	—	7

Telefónica, S.A. 160

2018 Consolidated Financial Statements

Foreign operators (cont.)
			Maturity
Debentures and bonds	Currency	% Interest rate	2019	2020	2021	2022	2023	Subsequent years	Total
Nonconvertible bonds (Telemig) I	BRL	IPCA + 0,5%	—	—	—	—	—	—	—
Nonconvertible bonds (Telemig) II	BRL	IPCA + 0,5%	1	1	1	—	—	—	3
Nonconvertible bonds (Telemig) III	BRL	IPCA + 0,5%	2	2	2	—	—	—	6
Telefônica Brasil, S.A.			10	228	228	225	—	—	691
BOND R144-A	USD	5.375%	—	—	—	638	—	—	638
Colombia Telecomunicaciones, S.A, ESP			—	—	—	638	—	—	638
Bond	EUR	2.375%	—	—	500	—	—	—	500
Bond	EUR	1.750%	—	—	—	—	—	600	600
O2 Telefónica Deutschland Finanzierungs, GmbH			—	—	500	—	—	600	1,100
Total Outstanding Debentures and Bonds Foreign operators			108	495	897	1,362	195	793	3,850
Total Outstanding Debentures and Bonds			3,631	5,149	4,862	4,938	2,350	18,779	39,709
The main debentures and bonds issued by the Group in 2018 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN BOND	01/22/2018	01/22/2027	1,000	1,000	EUR	1.447%
SHELF BOND	03/06/2018	03/06/2038	750	655	USD	4.665%
SHELF BOND	03/06/2018	03/06/2048	1,250	1,091	USD	4.895%
EMTN BOND	09/11/2018	09/11/2025	1,000	1,000	EUR	1.495%
O2 Telefónica Deutschland Finanzierungs GmbH
BOND	07/05/2018	07/05/2025	600	600	EUR	1.750%

Telefónica, S.A. 161

2018 Consolidated Financial Statements

Appendix IV: Financial instruments
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2018 is as follows:

								Fair value
Millions of Euros	2019	2020	2021	2022	2023	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(2,534)	6,271	6,637	3,652	2,890	19,487	36,403	25,093	11,987	37,080
Floating rate	6,195	156	3,037	670	1,903	2,750	14,711	2,820	11,936	14,756
Spread	1.77%	(1.92%)	(0.20%)	0.22%	0.01%	0.18%	0.73%	—	—	—
Fixed rate	(8,729)	6,115	3,600	2,982	987	16,737	21,692	22,273	51	22,324
Interest rate	0.18%	3.17%	1.86%	1.59%	3.24%	1.80%	2.89%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(67)	—	—	—	—	—	(67)	—	(66)	(66)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(67)	—	—	—	—	—	(67)	—	(66)	(66)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	2,102	(398)	56	727	—	1,006	3,493	1,870	1,702	3,572
Floating rate	(532)	(436)	134	861	(445)	447	29	(1)	28	27
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	2,634	38	(78)	(246)	445	559	3,352	1,759	1,674	3,433
Interest rate	0.75%	75.89%	0.03%	(1.71%)	1.11%	5.38%	2.62%	—	—	—
Rate cap	—	—	—	112	0	—	112	112	—	112
Instruments in CHF	—	—	—	—	—	—	—	366	(367)	(1)
Floating rate	—	—	—	—	—	—	—	—	(1)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	366	(366)	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(643)	(123)	(1,466)	779	10	1,944	501	19,103	(18,481)	622
Floating rate	(132)	(116)	(1,466)	796	10	1,941	1,033	612	(171)	441
Spread	(0.42%)	(0.38%)	(0.19%)	0.10%	7.92%	0.02%	0.55%	—	—	—
Fixed rate	(511)	(7)	—	(17)	—	3	(532)	18,491	(18,310)	181
Interest rate	(2.81%)	(222.91%)	—	(186.47%)	—	5.79%	(11.86%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	(5)	—	—	—	—	—	(5)	(6)	4	(2)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(5)	—	—	—	—	—	(5)	(6)	4	(2)
Interest rate	4.49%	—	—	—	—	—	4.49%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A. 162

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								Fair value
Millions of Euros	2019	2020	2021	2022	2023	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in ARS	(31)	7	—	—	—	(2)	(26)	(19)	—	(19)
Floating rate	(1)	—	—	—	—	—	(1)	(1)	—	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(30)	7	—	—	—	(2)	(25)	(18)	—	(18)
Interest rate	17.69%	33.26%	—	—	—	38.15%	14.99%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	946	(144)	300	269	4	92	1,467	(693)	2,159	1,466
Floating rate	(1,407)	(263)	287	262	5	(122)	(1,238)	(1,196)	(26)	(1,222)
Spread	(0.23%)	(1.35%)	0.37%	0.39%	2.49%	—	(0.72%)	—	—	—
Fixed rate	2,353	119	13	7	(1)	214	2,705	503	2,185	2,688
Interest rate	5.72%	5.93%	5.55%	5.05%	6.39%	2.81%	5.50%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(111)	186	267	302	170	(3)	811	(228)	1,051	823
Floating rate	55	(19)	3	305	149	—	493	—	455	455
Spread	1.21%	(0.40%)	26.86%	(0.80%)	1.17%	—	0.17%	—	—	—
Fixed rate	(166)	205	264	(3)	21	(3)	318	(228)	596	368
Interest rate	3.73%	4.35%	4.13%	4.90%	4.90%	2.56%	4.54%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	266	(266)	—
Floating rate	—	—	—	—	—	—	—	266	(266)	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	280	99	18	62	67	114	640	414	228	642
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	280	99	18	62	67	114	640	414	228	642
Interest rate	3.96%	4.90%	4.19%	5.43%	6.66%	6.00%	4.90%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	26	—	8	—	—	79	113	113	—	113
Floating rate	26	—	8	—	—	79	113	113	—	113
Spread	3.66%	—	3.50%	—	—	3.21%	3.33%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	698	69	71	46	31	44	959	200	758	958
Floating rate	35	—	27	(6)	(34)	44	66	237	—	237
Spread	0.72%	—	7.32%	(18.97%)	(3.05%)	2.81%	8.50%	—	—	—
Fixed rate	663	69	44	52	65	—	893	(37)	758	721
Interest rate	4.60%	5.01%	5.20%	5.25%	5.23%	—	4.75%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A. 163

2018 Consolidated Financial Statements

								Fair value
Millions of Euros	2019	2020	2021	2022	2023	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in VEB	(1)	—	—	—	—	—	(1)	(1)	—	(1)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(1)	—	—	—	—	—	(1)	(1)	—	(1)
Interest rate	0.01%	—	—	—	—	—	0.01%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	(95)	132	39	46	54	248	424	319	110	429
Floating rate	19	9	11	13	15	87	154	161	—	161
Spread	5.49%	5.95%	6.01%	6.04%	6.07%	5.03%	5.39%	—	—	—
Fixed rate	(114)	123	28	33	39	161	270	158	110	268
Interest rate	3.67%	7.80%	6.77%	6.78%	6.83%	9.64%	10.26%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	(1)	19	—	—	—	—	18	18	—	18
Floating rate	(6)	—	—	—	—	—	(6)	(6)	—	(6)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	5	19	—	—	—	—	24	24	—	24
Interest rate	4.06%	4.00%	—	—	—	—	3.98%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in NIO	(6)	—	—	—	—	5	(1)	(1)	—	(1)
Floating rate	(7)	—	—	—	—	—	(7)	(7)	—	(7)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	1	—	—	—	—	5	6	6	—	6
Interest rate	18.48%	—	—	—	—	7.46%	8.75%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	(2)	—	(2)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	(2)	—	(2)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							44,729	46,812	(1,181)	45,631
Floating rate							15,347	2,998	11,955	14,953
Fixed rate							29,270	43,702	(13,211)	30,491
Rate cap							112	112	—	112
Currency Options and Others (*)							—	—	75	75
(*) Amounts include in fixed rate

Telefónica, S.A. 164

2018 Consolidated Financial Statements

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2018:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2019	2020	2021	2022	2023	Subsequent years	Total	Fair value
EUR								(141)
Fixed to fix	—	—	—	—	—	—	—	2
Receiving leg	(25)	—	(100)	(75)	—	—	(200)	(103)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	25	—	100	75	—	—	200	105
Average Interest Rate	0.85%	—	1.18%	0.55%	—	—	—	—
Fixed to floating	—	—	—	—	—	—	—	(859)
Receiving leg	(9,761)	(8,845)	(7,182)	(3,918)	(3,724)	(5,083)	(38,513)	(23,880)
Average Interest Rate	1.55%	1.41%	1.70%	1.04%	1.51%	0.89%	1.40%	—
Paying leg	9,761	8,845	7,182	3,918	3,724	5,083	38,513	23,021
Average Spread	1.50%	0.36%	0.50%	1.01%	0.37%	—	0.69%	—
Floating to fixed	—	—	—	—	—	—	—	716
Receiving leg	(2,558)	(4,785)	(3,460)	(358)	(1,997)	(3,542)	(16,700)	(16,678)
Average Spread	0.19%	—	0.02%	—	—	—	0.03%	—
Paying leg	2,558	4,785	3,460	358	1,997	3,542	16,700	17,394
Average Interest Rate	0.07%	2.51%	1.95%	1.30%	1.02%	0.94%	1.48%	—
USD								(13)
Fixed to floating	—	—	—	—	—	—	—	(8)
Receiving leg	(732)	(297)	(297)	(559)	(297)	(148)	(2,330)	(859)
Average Interest Rate	2.90%	1.52%	1.61%	1.73%	1.74%	3.55%	2.17%	—
Paying leg	732	297	297	559	297	148	2,330	851
Average Spread	0.62%	1.61%	1.68%	0.92%	1.77%	—	1.06%	—
Floating to fixed	—	—	—	—	—	—	—	(5)
Receiving leg	—	—	—	(262)	—	(148)	(410)	(412)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	262	—	148	410	407
Average Interest Rate	—	—	—	1.93%	—	2.52%	—	—
Floating to floating	—	—	—	—	—	—	—	—
Receiving leg	(271)	—	—	—	—	—	(271)	(272)
Average Spread	0.87%	—	—	—	—	—	—	—
Paying leg	271	—	—	—	—	—	271	272
Average Interest Rate	0.70%	—	—	—	—	—	—	—
GBP								(36)
Fixed to floating	—	—	—	—	—	—	—	(46)
Receiving leg	(28)	(22)	(246)	(604)	—	—	(900)	(946)
Average Interest Rate	2.25%	2.36%	1.76%	3.00%	—	—	—	—
Paying leg	28	22	246	604	—	—	900	900
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	10
Receiving leg	—	(67)	(168)	(190)	(445)	—	(870)	(871)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	67	168	190	445	—	870	881
Average Interest Rate	—	0.73%	2.56%	1.84%	1.11%	—	—	—

Telefónica, S.A. 165

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Interest rate swaps
Millions of euros	Maturity
Trading purposes	2019	2020	2021	2022	2023	Subsequent years	Total	Fair value
EUR								424
Fixed to floating	—	—	—	—	—	—	—	(86)
Receiving leg	—	—	(500)	—	(800)	(400)	(1,700)	(1,781)
Average Interest Rate	—	—	1.25%	—	1.50%	0.59%	—	—
Paying leg	—	—	500	—	800	400	1,700	1,695
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	510
Receiving leg	(1,012)	(4,097)	(1,102)	(192)	—	(6,733)	(13,136)	(11,343)
Average Spread	1.70%	0.05%	0.03%	—	—	—	—	—
Paying leg	1,012	4,097	1,102	192	—	6,733	13,136	11,853
Average Interest Rate	0.19%	2.57%	1.92%	0.12%	—	1.31%	—	—
USD								(597)
Fixed to floating	—	—	—	—	—	—	—	(597)
Receiving leg	(749)	(1,863)	(1,580)	(1,293)	(766)	(8,361)	(14,612)	(14,317)
Average Interest Rate	3.17%	3.02%	3.44%	1.83%	1.85%	3.28%	3.06%	—
Paying leg	749	1,863	1,580	1,293	766	8,361	14,612	13,720
Average Spread	—	0.22%	—	—	—	—	0.03%	—
MXN								(3)
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	—	(133)	—	—	—	—	(133)	(135)
Average Interest Rate	—	7.90%	—	—	—	—	—	—
Paying leg	—	133	—	—	—	—	133	134
Average Spread	—	0.41%	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(2)
Receiving leg	—	(133)	—	—	—	—	(133)	(134)
Average Spread	—	0.41%	—	—	—	—	—	—
Paying leg	—	133	—	—	—	—	133	132
Average Interest Rate	—	6.67%	—	—	—	—	—	—

Telefónica, S.A. 166

2018 Consolidated Financial Statements

Millions of euros	Maturity
Trading purposes	2019	2020	2021	2022	2023	Subsequent years	Total	Fair value
GBP								(163)
Fixed to floating	—	—	—	—	—	—	—	(163)
Receiving leg	—	(782)	—	(559)	—	(447)	(1,788)	(1,947)
Average Interest Rate	—	1.87%	—	3.51%	—	3.42%	2.77%	—
Paying leg	—	782	—	559	—	447	1,788	1,784
Average Spread	—	—	—	—	—	—	—	—
CLP								(1)
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(59)	(6)	(3)	(3)	(3)	—	(74)	(4)
Average Interest Rate	5.75%	4.90%	4.90%	4.90%	4.90%	—	0.20%	—
Paying leg	59	6	3	3	3	—	74	3
Average Spread	1.12%	1.27%	1.27%	1.27%	1.27%	—	0.05%	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	(25)	(124)	—	—	—	(149)	(85)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	25	124	—	—	—	149	85
Average Interest Rate	—	3.31%	3.26%	—	—	—	—	—
CHF								(12)
Fixed to floating	—	—	—	—	—	—	—	(12)
Receiving leg	—	(200)	—	(133)	—	—	(333)	(344)
Average Interest Rate	—	0.95%	—	0.75%	—	—	—	—
Paying leg	—	200	—	133	—	—	333	332
Average Spread	—	—	—	—	—	—	—	—
BRL								(1)
Floating to floating	(2)	—	—	—	—	—	(2)	(1)
Receiving leg	(35)	—	—	—	—	—	(35)	(34)
Average Spread	1.51%	—	—	—	—	—	—	—
Paying leg	33	—	—	—	—	—	33	33
Average Interest Rate	—	—	—	—	—	—	—	—
COP								2
Fixed to floating	—	—	—	—	—	—	—	—
Receiving leg	(8)	(8)	(8)	(4)	—	—	(28)	—
Average Interest Rate	7.25%	7.25%	7.25%	7.25%	—	—	—	—
Paying leg	8	8	8	4	—	—	28	—
Average Spread	2.80%	2.80%	2.80%	2.80%	—	—	—	—
Floating to fixed	—	—	—	5	(6)	—	(1)	2
Receiving leg	(8)	(30)	(44)	(47)	(71)	—	(200)	—
Average Spread	—	—	—	—	—	—	—	—
Paying leg	8	30	44	52	65	—	199	2
Average Interest Rate	4.87%	5.13%	5.18%	5.24%	5.23%	—	—	—

Telefónica, S.A. 167

2018 Consolidated Financial Statements

Interest rate options, by maturity, are as follows:

Interest rate options	Maturities
Millions of euros	2019	2020	2021	2022	2023	Subsequent years
Collars
Notional amount of options bought	—	—	—	838	—	—
Strike Cap	—	—	—	4.92	—	—
Strike Floor	—	—	—	4.15	—	—
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	—	—	838	—	—
Strike	—	—	—	5.53	—	—
Floors
Notional amount of options bought	—	—	—	838	—	—
Strike	—	—	—	1.17	—	—
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

Telefónica, S.A. 168

2018 Consolidated Financial Statements

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2019	2020	2021	2022	2023	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	125	—	—	—	—	—	125
Pay	BRL	(226)	—	—	—	—	—	(226)
Receive	CLP	—	—	—	302	87	—	389
Pay	CLP	—	(126)	(124)	(604)	(233)	—	(1,087)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(2)	—	—	—	—	—	(2)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	146	—	—	—	—	—	146
Pay	EUR	(1,774)	(3,019)	(3,104)	(313)	(668)	(6,647)	(15,525)
Receive	GBP	559	1,229	—	—	—	—	1,788
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	—	—
Pay	JPY	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	—	—	—	—	—	—	—
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(1)	—	—	—	1	—	—
Receive	UFC	—	139	—	—	208	—	347
Pay	UFC	—	—	—	—	(104)	—	(104)
Receive	USD	1,331	1,688	3,458	1,075	826	6,440	14,818
Pay	USD	(101)	—	—	(437)	(1)	—	(539)
Receive	UDI	—	—	—	—	—	—	—
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	—	200	—	133	—	—	333
Pay	CHF	—	—	—	—	—	—	—
TOTAL		57	111	230	156	116	(207)	463
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.78), EUR/USD (1.19), USD/COP (2,905.73) and EUR/CHF (1.22).

Telefónica, S.A. 169

2018 Consolidated Financial Statements

Millions of euros		2019	2020	2021	2022	2023	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	104	—	—	—	—	—	104
Pay	BRL	(2,178)	—	—	—	—	—	(2,178)
Receive	CLP	14	—	—	—	—	—	14
Pay	CLP	(460)	(23)	—	—	—	—	(483)
Receive	COP	33	—	—	—	—	—	33
Pay	COP	(709)	(5)	—	—	—	—	(714)
Receive	CZK	66	—	—	—	—	—	66
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	8,361	—	—	—	—	—	8,361
Pay	EUR	(1,422)	—	—	—	—	—	(1,422)
Receive	GBP	284	—	—	—	—	—	284
Pay	GBP	(4,084)	—	—	—	—	—	(4,084)
Receive	MXN	33	—	—	—	—	—	33
Pay	MXN	(276)	—	—	—	—	—	(276)
Receive	PEN	27	—	—	—	—	—	27
Pay	PEN	(255)	—	—	—	—	—	(255)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	2,372	29	—	—	—	—	2,401
Pay	USD	(1,873)	—	—	—	—	—	(1,873)
Receive	UYU	—	—	—	—	—	—	—
Pay	UYU	(4)	—	—	—	—	—	(4)
TOTAL		33	1	—	—	—	—	34
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.89), EUR/USD (1.15), USD/COP (3,077.06) and EUR/BRL (4.51).

Telefónica, S.A. 170

2018 Consolidated Financial Statements

Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2018 and 2017 and their nominal amounts are as follows:

		Outstanding principal balance
		(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2018	12/31/2017	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	106	USD	93	128	05/03/2011	07/30/2021
Structured Financing (*)	434	USD	379	460	02/22/2013	01/31/2023
Structured Financing (*)	359	USD	314	371	08/01/2013	10/31/2023
Bilateral loan (1)	1,000	EUR	1,000	1,500	06/26/2014	06/26/2019
Structured Financing (*)	591	USD	516	566	12/11/2015	03/11/2026
Structured Financing (*)	401	EUR	401	423	12/11/2015	03/11/2026
Bilateral loan	100	EUR	100	100	02/23/2016	02/23/2021
Bilateral (2)	—	EUR	—	300	03/08/2016	09/28/2018
Bilateral loan	150	EUR	150	150	10/24/2016	03/19/2019
Credit	380	EUR	271	292	12/27/2002	12/27/2020
Credit	200	EUR	—	167	03/27/2013	03/14/2020
Bilateral loan	100	EUR	100	—	11/24/2017	01/30/2026
Bilateral loan	100	EUR	100	—	12/28/2017	10/22/2020
Bilateral loan	385	EUR	385	—	12/20/2017	07/22/2019
Credit	100	GBP	112	113	05/23/2013	03/01/2020
Telefónica Germany GmbH & Co. OHG
Syndicated facility	—	EUR	450	450	06/13/2016	06/13/2025
Telefónica Europe, B.V.
Structured Financing (*)	—	EUR	1,500	750	11/28/2016	11/28/2024
Telxius Telecom, S.A.
Syndicated facility (3)	300	EUR	300	—	12/01/2017	12/01/2023
(1) On July 17, 2018, an early repayment was made by Telefónica, S.A. for 500 million euros originally scheduled to mature on June 26, 2019.
(2) On September 28, 2018, an early repayment was made by Telefónica, S.A. for the 300 million euros bilateral loan originally scheduled to mature on March 8, 2021.
(3) On December 1, 2018, Telxius Telecom, S.A. extended for 12 months its syndicated facility signed in 2017.
(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.

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Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group
Regulations
As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.
In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.
This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.
Electronic Communication Regulation in the European Union
By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States have a period of 2 years (until December 21, 2020) to transpose said Directive into their national legislation.
The Code includes measures to stimulate investment on very high capacity network (VHCN), modernization of the provisions of the Universal Service and certain changes in the regulation of services with the aim of balancing the supply conditions (Level Playing Field) between telecom operators and OTTs. In addition, some improvements are included for the coordination of spectrum management processes throughout the EU as well as a harmonization of licenses duration up to 20 years. In relation to the establishment of an upper limit at European level for both fixed and mobile termination rates (FTRs/MTRs), it is worth mentioning that their drop in recent years has been so important that future decreases are estimated to have a much modest impact on incomes that they had in the past.
In general, different provisions included in the new Code are so extensive and complex that its final impact will highly depend on the interpretation that National Regulatory Authorities made in each Member State. The EECC will continue to oblige National Regulatory Authorities to analyze telecommunications markets and determine whether any operators dominate the market. Such operators will continue to be designated as having significant market power (SMP) and face additional obligations in that territory. In the case of fiber networks, such SMP obligations could be relaxed if co-investment agreements bear fruit among other network operators.
In parallel to the Code, the Body of European Regulators of Electronic Communications (BEREC) approved its new Regulation (EU) 2018/1971 that among other provisions, it includes the regulation of Intra-EU calls. It should be noted that this legislative act modifies the Regulation (EU) 2015/2120, by introducing a maximum price of 19c€/min of communications within the European Union (“intra-community communications”) and a limit of 6 c€ per SMS, which will entry into force next May 15, 2019.
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

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•
Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may still apply consumption limits and additional surcharge under a "fair use policy" or additional surcharges under the sustainability exemption. On June 9, 2017, an agreement between the Parliament and the Council approving maximum wholesale caps was published. These caps are effective from June 15, 2017 for roaming services with the following currents limits that remain in force until June 30, 2022: i) 0.01 €/SMS; ii) 0.032 €/minute; iii) data service glide path: 4.5 €/GB (2019); 3.5 €/GB (2020); 3 €/GB (2021) and 2.5 €/GB (2022).

•
Net Neutrality: Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

Digital Single Market
Among the most relevant regulatory initiatives we can find the following:

•	Package of measures to boost the Connectivity in the Single Digital Market - towards the European Gigabit Society.

•
Network and Information Security: According to Directive 2016/1148 of the EP and of the Council, the providers of essential facilities are obliged to take appropriate security measures and report incidents to the national authorities.

•	Content Package:

•
On November 28, 2018, the new audiovisual Directive (AVMS) has been published in the Official Journal of the European Union. The text came into force on December 19, and must be transposed into national law in the EU member States within 21 months (by September 19, 2020). Among the main novelties, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.

•
Regulation (EU) 2017/1128 on cross-border portability of online content services is directly applicable in all Member States from April 1, 2018. This Regulation seeks to ensure that subscribers to online content services provided in their Member States of residence are able to access these services and use them when they are temporarily in other Member State which is not their Member State of residence.

•
The Geo-Blocking Regulation tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. The Regulation was published in February 2018, being applicable from December 2018 and being reviewed in two years by the CE with the aim of assess any possible inclusion of copyright protected material within its scope of application. The final text has reached an agreement on some of the controversial points; in particular, copyright protected audiovisual content ended up being left out of the scope of the Regulation. This outcome is a positive result for rights holders and for pay TV services industries.

•
Copyright Package: The EC presented a legislative package proposal in September 2016, regarding on the one hand, the proposed revision of the Cable and Satellite Regulation, and on the other, the revision of the Copyright Directive.

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•
Regarding the legislative processing of the proposal on the Cable and Satellite Directive, on December 13, 2018, the European Parliament and the Council reached an interim agreement on the future regulation. The Council has published its final compromise text on January 15, 2019. Member States must incorporate the Directive into their national legislation within two years of its entry into force. The Directive will provide users of any Member State a greater variety of choice of TV programs and radio online originated in any EU country by facilitating licensing of material protected by Copyright rights included in these programs. Among the main measures, the Directive proposes: i) to promote cross-border provision of ancillary online services to broadcast (simulcasting and catch up) applying the principle of country of origin on remuneration rights, and, ii) to facilitate retransmission rights through other technologies apart from cable and satellite, such as IPTV, mobile and Internet (always in a controllable environment) of TV and radio generated in other Member States applying the compulsory collective management regime.

•
On February 13, an agreement between the Parliament and the Council has been reached as regards the Copyright Directive proposal. The main issues addressed therein are a further capacity of choice and access to online content and cross-border access. The proposal extends the scope of application of some exceptions and limitations in the fields of education, text and data mining for scientific research, cultural heritage and to improve a sustainable and a better balanced contractual relationship between authors and industries. Among other measures proposed, platforms would not automatically be legally responsible for hosting content for which they have not obtained a license. The value Gap article is much more focused on making sure that platforms are legally required to prevent unauthorized content from appearing online. It seems, cloud providers and internet access providers are expressly excluded from this obligation.

Data Protection
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules. Member States, among them Spain, Germany and United Kingdom have adopted implementing measures of this Regulation.
In Spain, on December 5, 2018 the Personal Data Protection and Digital Rights Act was approved. This Act implements GDPR in Spain, addressing several particularities concerning data blocking for judicial purposes or specific matters on databases for advertising purposes or data relating to deceased people. Equally, it implements procedural mechanisms within the framework of legal investigations concerning potential infringements of the GDPR.

On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching new regulation. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services. The future e-Privacy Regulation is not expected to be adopted before the end of 2019.
On the other hand, the Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, was challenged before the EU's General Court by civil-society groups. One of the appeals was not admitted and the admission of a second appeal is still pending. The results of the second annual revision of the Privacy Shield by the Commission were published on December 19, 2018. The report concludes that the United States continues to guarantee an adequate level of protection of transferred personal data under the Privacy Shield and that the measures adopted by US authorities to implement the recommendations made by the Commission in 2017 report have improved the functioning of the framework.

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Radio spectrum policy
On December 14, 2016, the three European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. The 700 MHz band should be assigned to mobile operators and made available for wireless broadband use by June 30, 2020, at the latest, in all EU Member states. Duly justified exceptions on grounds defined in Decision 2017/899/CE are allowed until June 30, 2022.
EU competition law
European competition provisions have the force of law in Member States and, therefore, are applicable to our operations in those States.
The Treaty on the Functioning of the European Union (TFEU) prohibits “concerted practices” and any agreement between companies that may affect trade between Member States and that restricts or has the objective of restricting competition in domestic market. The Treaty also prohibits any abuse of dominant position within the European Union or any considerable part thereof that may affect trade between Member States.
The Community Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain volume thresholds are subject to review by the European Commission rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The European Commission has the authority to apply the EU framework for the defense of the competition.
There are similar competition rules in the legislation of each Member State. Those responsible for ensuring compliance are the national competition authorities. All European countries in which Group Telefónica operates and to which we refer below are Member States of the European Union.
Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The main modifications of this Law compared to the previous one were the reduction of administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.
The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.
The main licenses and concessions held by Telefonica in Spain are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Market analysis
The obligations imposed by the national regulator in the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP) are detailed below.
Fixed markets
Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented production, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.

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Fixed call termination market on individual networks
In October 2014, the CNMC carried out a market analysis in terminated fixed networks, and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model. In fixed call termination market on IP networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (IRO).
In December 2018, the CNMC has submitted to public consultation a new market analysis in fixed networks call termination, reaching the same conclusions as in the previous analysis, maintaining the regime of obligations for all operators. Relevant developments are the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The proposed prices are as follows: from the date the decision becomes effective until December 31, 2019 at €0.0640 per minute; from January 1, 2020 until December 31, 2020 at €0.0591 per minute and from January 1, 2021 at €0.0542 per minute.
Mobile market
Mobile network call termination
In January 2018, the CNMC adopted the final decision setting the rate of MTR for mobile operators at 0.0067 €/min during the year 2019.
Wholesale (physical) to network infrastructure access and wholesale broadband access
In February 2016, the CNMC adopted a Resolution which established the elimination of the 30 Mbps limit and the incorporation of geographical segmentation to the regulation for the residential customers, so that Telefónica is not obliged to offer wholesale broadband services access (bitstream) in the most competitive areas (66 cities). In this sense, Telefónica de España is only obliged to offer its wholesale broadband access services (bitstream) for residential segment in non-competitive areas. The price of fiber wholesale access services is calculated under a model of economic replicability of Telefónica's retail offerings in the residential and business segments. The price of access services to the copper network is cost oriented. For the business segment, the Resolution requires Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory. It is anticipated that this Resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, due to the mandatory granting of access to other operators to its fiber network, and due to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica de España.
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 17,57 €/month. This price will be updated twice a year in order to assess whether Telefonica's retail offers (broadband flagship products) are economically replicable with such price.
In July 2018, the CNMC approved the methodology to analyze whether Telefónica’s business offers can be replicated by other operators.
Those Resolutions has been appealed by Telefónica de España.
Universal service obligations
Telefónica de España has been designated the operator responsible for the provision of the connection to the public electronic communications network for a three-year maximum period (January 1, 2017 - December 31,

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2019), with the possibility of establishing broadband data connection with a descending speed no less than 1 Mbit per second, and the provision of the public telephone service available from a fixed location.
On December 28, 2018, the Government approved by Royal Decree 1517/2018, the modification of the regulatory framework applicable to Universal Service, eliminating the obligation to provide telephone directories that was assigned to Telefónica de España, S.A.U. from January 1, 2017, but maintaining its designation as operator in charge for the provision of a sufficient supply of public payphones until December 31, 2019.
Spectrum
In July 2018, Telefónica Móviles España acquired a total of 50 MHz (10 blocks of 5 MHz) in 3.6-3.8 GHz band in the bidding process called by the Ministry of Economic and Business. And, in August 2018, the Ministry of Economy and Business approved the transfer of 10 MHz in 2.6 GHz band from Aire Networks to Telefónica, as well as the subsequent assignment to the first of the same amount of spectrum in the Autonomous Community of Madrid and the Autonomous City of Melilla.
Contribution to RTVE funding
In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers; and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.
Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union; and (ii) also on an unconstitutionality question submitted to the Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.
Acquisition of Distribuidor Oficial de Televisión, S.A. (DTS)
The Resolution of the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). Following the adaptation of the 2009 EU Telecom Package, the Telecommunications Act has been repeatedly amended over the last years. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.
The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.

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Spectrum
In Germany, on May 14, 2018 the Regulatory Agency for Electricity, Gas, Telecommunications, Post and Railway ("BNetzA") published Decisions I and II on the method to award frequencies nationwide, in the 2GHz band and a large part of the 3.6 GHz band. In addition, under the same decisions, BNetzA allocated 100 MHz in the 3.6 GHz band and also frequencies in the 26 GHz band, both for local/regional assignments upon application.
Subsequently, on November 26, 2018, BNetzA published Decisions III and IV establishing the conditions for frequency usage and auction rules on the above mention 2 GHz and 3.6 GHz bands (Auction Rules). The awarded rules include obligations for better coverage in both urban and rural areas, as well as along transport routes and, other conditions, such as the obligation to negotiate on national roaming and network sharing.
The above four decisions have been challenged in Court by Telefonica Deutschland Group. Nevertheless, Telefonica Deutschland Group submitted its application to the auction by January 25, 2019. The auction is scheduled to begin in the first quarter of 2019.
Local roaming
The government coalition is considering initiating a legislative process to introduce an enabling basis for local roaming in the near future, or the corresponding regulations in the current 5th TKG Amendment Act. BNetzA is to be authorized to order local roaming in locally limited areas with many coverage gaps on the basis of such authorization. This order is addressed to the mobile network operators who are in competition with each other. The legislative process is not expected to be completed before March 2019. Telefónica Deutschland Group does not believe that this legislative proposal requires any disproportionate intervention in the competitive mobile telephony market.
Overall mobile communications concept for 2019
In a resolution dated November 26, 2018, the BNetzA Advisory Council determined that it would like to develop an overall concept for the expansion of mobile communications networks in Germany by mid-2019 together with BNetzA, the German federal government, the Bundestag and the federal states. The aim of this concept is to develop a roadmap for the further development of mobile radio networks in rural areas. From the perspective of the Telefónica Deutschland Group, it is not expedient to develop such a concept without the participation of the market. The Telefónica Deutschland Group will therefore play an active role in the political process.
Market reviews
Mobile termination rates (MTR)
The MTR approved by BNetzA in its decision of March 6, 2017 were further reduced as planned from December 1, 2018 from 1.07 euro cents per minute to 0.95 euro cents per minute. This rate is effective until November 30, 2019. Approval procedures for the MTRs valid from December 1, 2019 will be conducted in 2019.
Fixed termination rates (FTR)
The FTR of 0.1 euro cents per minute expired at the end of December 2018. Telefónica Deutschland Group has submitted a new rate application to BNetzA for the subsequent period. The FTRs of Telekom Deutschland GmbH serve as a reference benchmark for all the other fixed line operators. BNetzA set a new rate of 0.08 euro cents per minute by a provisional retroactive decision on January 16, 2019 symmetrical for all regulated fixed network operators with a duration until December 30, 2020. The decision needs to be notified with the European Commission. A final decision is expected by mid-2019.
BNetzA consultation and market studies on fiber optic infrastructures
The studies by BNetzA in 2017 on “Issues in rates regulation for FttH/B-based wholesale products with a view to the development of fiber optic infrastructures capable of high performance” as well as on the need for regulation and the existence of significant market power on markets 3a (wholesale local access provided at a fixed location) and 3b (wholesale central access provided at a fixed location for mass-market products) continued

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in 2018. The key aspect of these studies were questions of regulatory support for an accelerated roll-out of fiber optic networks based on rates and whether FttH/B-based wholesale products will continue to be assigned to the nationwide connection market in which copper-based connections and cable-based connections can also be found. Initial decisions are expected to be made in the second quarter of 2019 at the earliest.
Introduction of a regulated wholesale product “Super Vectoring” by Telekom
In August 2018, Telekom Deutschland GmbH expanded its product offering as part of its regulated wholesale service “Bitstream Access” to include “Super Vectoring” connections. This will significantly increase the potential bandwidth of VDSL connections compared to today (from max. 100 Mbit/s to up to 250 Mbit/s). Super Vectoring is not available nationwide, but Telekom is continuously upgrading its network infrastructure. The prices offered by Telekom for Super Vectoring were reviewed by BNetzA and considered competitive. An improvement in Telefónica Deutschland Group’s competitive position in the fixed line market is expected due to “Super Vectoring” as competitiveness versus cable network operators and FTTB/H providers can be improved.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.
The main licenses and concessions held by Telefonica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Wholesale price regulation
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost ("pure LRIC") approach. The present mobile wholesale termination rate is 0.489 ppm. From April 1, 2019, it will be 0.479 ppm. Ofcom is forecasting a rate of 0.471 ppm from April 1, 2020 to March 31, 2021.
Spectrum
From 2017, Telefónica United Kingdom has to maintain its obligations in the 800 MHz spectrum license, to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and in its 900/1800 MHz spectrum license, to provide voice and text services to 90% of the UK landmass.
In an auction ending in April 2018, Telefonica United Kingdom won 20 year licences for 40 MHz of 2.3 GHz spectrum and 40 MHz of 3.4 GHz spectrum.
Ofcom is planning to auction 700 MHz and 3.6 GHz spectrum in the first quarter of 2020.
Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.
Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.
The antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with

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gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).
On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
The main licenses and concessions held by Telefónica in Brazil are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Licenses
In Brazil, concessions are awarded for providing services under the public regime, while authorizations are granted for providing private regime services. The only service currently provided under both regimes is the Fixed Switched Telephony Service (STFC). All other services are provided under the private system only.
In the state of São Paulo, Telefônica Brasil provides local and national long-distance fixed switched telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until 2025. At December 31, 2018, estimated residual value of reversible assets was 8,622 million Brazilian reals (approximately 1,943 million euros under the exchange rate applicable on such date) (8,763 million Brazilian reals as of December 31, 2017, approximately 2,209 million euros under the exchange rate applicable to such date), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment. In principle, the assets assigned to the provision of STFC were considered reversible assets, and thus, supposed to be reverted to the Federal Union at the end of the concession agreement.
In this sense, a bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for significant broadband investment commitments. The bill has been approved at both legislative houses, but it has been challenged before the Federal Supreme Court due an alleged procedure misstep. Outcome of this lawsuit is uncertain, although the Senate's board may overcome it sending the bill for voting in the Plenary. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers. At the present time, there is no certainty that the proposed change in the regulatory framework will be completed, or that it will be completed in fully satisfactory terms for Telefónica Brazil. Only after this bill or a similar law is adopted (enabling the exchange of reversion obligations for investment commitments), could ANATEL impose the investment obligations referred to above.

As of the date of this Annual Report, it is not possible to estimate the hypothetical investment obligations that ANATEL could impose on the concessionaires, including Telefónica Brazil, in exchange for eliminating their obligation to revert assets used for the provision of the STFC services.

In addition, the General Plan for Universalization of Fixed Switched Telephony Services (PGMU) was published on December 21, 2018 (Presidential Decree n. 9.619/2018).
The document ensures three new exemptions, namely: (i) the material decrease of the maintenance obligations of Public Use Terminals; (ii) the material reduction of the obligations to meet requests for installation of individual accesses within 7 days; and (iii) the extinction of the obligations to install and maintain Multifacilities Service Stations.
Furthermore, the decree imposes a new obligation (corresponding in terms of value, to the exemption of public use terminals - Item “i” above): implementation of "fixed wireless access systems with support for broadband connection" through the implementation of a base radio station in 310 pre-determined localities in the State of São Paulo.

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In the remaining states of Brazil, Telefônica Brasil provides local, and long-distance and international STFC service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.
Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 20 years, renewable once). The most important radiofrequencies authorizations held by Telefônica Brasil are those associated with the exploitation of mobile services and are described in the licenses section.
In 2014, ANATEL auctioned radiofrequencies licenses in the 700 MHz frequency and Telefônica Brasil acquired the license to use one of the bands. According to the bidding notice, the successful bidders were required to incorporate an independent entity to manage the whole reframing process of the 700 MHz (currently, the band occupied by the free-to-air analog broadcasters). Successful bidders should also provide such entity with the financial and operational resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such reframing which is scheduled to be concluded by December 2018.
In September 2018, the Brazilian regulator, Anatel launched a first consultation to award spectrum in the 2.3 GHz TDD (time-division duplexing) band and spectrum in the 3.5 GHz TDD band. A consultation on the auction of the remaining spectrum in the 700 MHz band is expected to take place in the first half of 2019. Anatel’s 5G commission has also identified 1500 MHz which could be auctioned. An auction to award spectrum in any of these bands could take place in 2019 or 2020.
Interconnection, tariffs and prices
Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with SMP (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls).
The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 12 MBps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 MBps in the region of São Paulo; (iii) passive ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; (v) national roaming market throughout Brazil.
ANATEL's Resolution no. 694/2018 in July 2018 changed the PGMC, which, besides others changes, recognized a new relevant wholesale market of high capacity data transport services with speeds higher than 34 Mbps, in which Telefónica is established as SMP throughout Brazil. There are pending administrative proceedings before ANATEL questioning the number of cities in which VIVO has been recognized as SMP.
In addition, operators without SMP are no longer entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region, since the publication of the Resolution no. 694/2018 in July 2018.
Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the “bill and keep” between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2019 applicable to Telefónica Brazil are the following: i) Region I: 0.01379; ii) Region 2: 0.01471; and iii) Region 3: 0.02517.
Regulation on Universal Service

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Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (Plano Geral de Metas de Universalização - PGMU) and can be reviewed every five years.
The PGMU containing targets for the period from 2011 to 2016 was approved by Decree 7,512/2011. Nevertheless, the plan, which should regulate the period from 2016 to 2020, was only published on December 21, 2018 (Presidential Decree No. 9,619/2018), after a long period of discussions between the public administration and the concessionaires.
The General Plan lessens the USO framework in three ways, namely: (i) there is a material decrease in the maintenance obligations with respect to Public Use Terminals; (ii) there is a material reduction of the obligations to meet requests for installation of individual accesses within seven days; and (iii) the extinction of the obligations to install and maintain Multifacilities Service Stations.
However, the General Plan imposes a new obligation with respect to "fixed wireless access systems with support for broadband connection" through the implementation of a base radio station in 310 pre-determined localities in the State of São Paulo.
Mexico
General regulatory framework
In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014, among others.
The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications, as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, a special division on Telecommunications affairs was established by the Consumers Affair Authority to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.
The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the “América Móvil Group” a preponderant operator in the telecommunications market, imposing it specific measures with asymmetric obligations in order to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for America Móvil to provide the wholesale service of national roaming in the areas where Telefónica México currently has no coverage. This was done in light of the specific measures with asymmetric obligations imposed by the IFT to the Preponderant Economic Agent.
The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the IFT on January 12, 2015, constitute the applicable regulatory framework by the IFT in terms of economic competition for the broadcasting and telecommunications sectors.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple licenses to use a public telecommunications network and to use spectrum for the provision of mobile and fixed local service nationwide, long distance and public telephony.
In August 2018, the IFT awarded Telefónica two blocks of 20MHz on the 2500-2690MHz band, which is considered technologically neutral. It will be used mainly to increase the capacity of existing LTE services. The

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rules and the procedure of the auction were challenged by a third-party operator and Telefónica has responded to the allegations.
The concessions in the 1900 MHz band expired in 2018 are on the renewal process. The IFT is expected to decide on the renewal of this concession during the first quarter of 2019. Telefónica may continue to use that spectrum while the IFT decision is pending.

Prices and tariffs
Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 13, 2018, the IFT published the MTRs applicable to solve any conflicts regarding MTR during 2019. Such MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel) at 0.028313 Pesos per minute, while for the non-preponderant ones they were set at 0.112623 Pesos per minute. These rates were calculated using the same method that was used in 2018 but adjusting the variables in the cost model. Both this decision and the one that established the MTRs applicable to 2018 were challenged by Telefónica.
On June 21, 2012, the Secretary-General of the International Center for Settlement of Investment Disputes (ICSID) declared admissible the international arbitration filed by Telefónica, S.A. against Mexican United States. Telefónica, S.A. filed a lawsuit on September 20, 2013, claiming damages incurred as a consequence of several decisions of different Mexican regulatory and administrative bodies in interconnections disputes regarding MTRs. Mexican United States replied on February 28, 2014. On June 26, 2014, Telefónica filed its response and on October 17, 2014 Mexico filed its rejoined (dúplica).
Considering that, on the one hand, Mexico had substantially modified its Constitution regarding telecommunications in June 2013, approving a Federal Telecommunications Law in August 2014 and that, on the other hand, Telefónica México, under this new regulatory framework, was reaching voluntary agreements with other operators to resolve interconnection disputes from previous years, Telefónica, S.A. and the Mexican state entered into negotiations for a joint and friendly withdrawal from international arbitration. This led to the suspension of the procedure on March 18, 2016. In January 2018, a joint dismissal was presented by both parties before the arbitration tribunal, requesting the tribunal to finalize the arbitration. Such finalization will be agreed in the following weeks.
Foreign ownership/restrictions on transfer of ownership
Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.
Chile
General regulatory framework
The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, regulating a number of new services as Internet, Pay TV, etc.
In May 2014, law No. 20750 allowing the introduction of DTT was published in the Official Journal. It set an extensible deadline of 5 years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage. It also set forth the mandatory application of “Granted Retransmission” when two requirements are met: (i) digital coverage for at least 85% of the total population in the service area and (ii) the “must carry” of, at less four regional channels (as long as it is technologically feasible and the service area remains unaltered) is fulfilled. It also established that football

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matches of Chilean national soccer team would be broadcasted by free-to-air channels. On April 15, 2015, SUBTEL published in the Official Journal the Digital Broadcasting TV Plan.
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. This Law Nº 20.945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Other relevant laws that have an impact on the operation are Law No. 20,808, published in the Official Gazette on January 28, 2015, which protects the free choice of users in cable, Internet or telephony services, and Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access, published in the Official Gazette of November 25, 2017.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefonica Móviles Chile to provide a wholesale service to MVNOs, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.
In September 2015, Decree No. 71/2015 of the Ministry of Transport and Telecommunications was published in the Official Journal, which granted to Telefonica Móviles Chile a service concession for transmitting data on the 713-748 MHz and 768-803 MHz frequency bands. A frequency block at the national level of 2x10 MHz was also awarded to the company through an auction procedure. The deadline to start providing the services contained in the commercial project expired on September 14, 2017, and for locations, routes and compulsory schools (remunerations) expired on March 14, 2017. Due to causes of force majeure, certain areas and mandatory routes were authorized to start services on October 30, 2017. Both the commercial project and the considerations received were accepted by the regulator within the committed deadlines.
Telefónica Móviles Chile, S.A. and other two telecommunications operators were awarded spectrum in the 700 MHz band in March 2014, with Telefónica Móviles Chile being awarded 2x10 MHz. While services are being provided on such spectrum, a consumer organization filed a claim before the Tribunal for the Defense of Free Competition (the "TDFC") against Telefónica Móviles Chile, S.A. and the other two operators, regarding the allocation of spectrum in the 700 MHz band and challenging the outcome of the spectrum allocation. The TDFC rejected this claim on consecutive occasions but, on June 25, 2018, the Supreme Court issued a final judgment stating that the assignment of spectrum in the 700 MHz band to the mobile operators constituted anticompetitive behavior as it awarded spectrum blocks without respecting the 60 MHz spectrum cap set by the Supreme Court in a ruling from 2009.

The Supreme Court ruled that the incumbent operators have to relinquish the same amount of spectrum that they acquired in the 700 MHz band auction. However, the ruling of the Supreme Court allows the operators to choose the band from which the spectrum that exceeds the fixed cap (60 MHz) is to be relinquished and no deadline has been set to complete such relinquishment. As of the date of this Annual Report, Telefónica Móviles Chile, S.A has not relinquished any of the required spectrum, since the procedure is temporally suspended due to resolution issued by Constitutional Court on January 29, 2019.

The Supreme Court ruling also states that if the sector-specific authority ("Subtel") considers it necessary to review the maximum spectrum cap, it should put in place a consultation process before the TDFC. Subtel must otherwise initiate the necessary procedures to adapt the set cap to the fixed parameters of 60 MHz for each participating operator in the aforementioned radio spectrum. On October 3, 2018, Subtel sumbitted its proposal on the review of the maximum spectrum cap to the TDFC.

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Additionally, Subtel submitted he TDFC a proposal of “complementary conditions” with a general scope which would be applicable to all bands, as well as another proposal of “special conditions” to be considered in future auctions. The TDFC set a deadline of December 28, 2018 for interested parties to provide their comments. The process initiated by the TDFC is expected to last several months.

In addition, the Supreme Court rejected the appeal filed by Telefónica Móviles Chile, S.A. against the resolution of the TDFC that ordered immediate compliance with the spectrum relinquishment obligations, without waiting for the result of the spectrum cap consultation.However, on January 29, 2019, the Constitutional Court temporarily suspended the obligation to immediately comply with such spectrum relinquishment obligations until the remedy of inapplicability that has been filed by Telefónica is resolved.

Additionally, regarding the 3.5 GHz band, Subtel issued a decision on June 21, 2018 regarding the 3.4-3.8 GHz spectrum band, which, among other things, has suspended the granting of authorizations, the modification of concessions and the reception of network roll-outs in connection with this spectrum band. Its purpose is to carry out an in-depth study on the efficiency of the usage of this band for 5G and with the purpose of ensuring the efficient usage of this band in light of international best practices and the need for efficient spectrum management. The decision had a limited impact on Telefónica's operations as Telefónica Chile, S.A. only has 50 MHz of spectrum assigned in that band in Regions XI and XII (representing less than 2% of the population) and that spectrum is currently not in use. On October 3, 2018, Subtel modified the above mentioned resolution and resolved to release part of this spectrum to enable operators to provide wireless fixed services. Of the 50 MHz awarded to Telefónica Chile, S.A., 30 MHz were lifted and may only be used for mobile services, which is a required change for 5G provision, once future auctions on 3400-3800 MHz range are firmly awarded. The remainder of the spectrum may not currently be used for any service.

On November 20, 2018, Telefónica Chile, S.A. requested the TDFC to initiate a consultation process to determine whether the decision of Subtel regarding 3.5 GHz band violates competition law. The deadline for third parties to provide background information expired on February 18, 2019.

Prices and tariffs
Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile's Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.
The Ministries set maximum tariffs under efficient operator model basis.
Maximum tariffs for telephony services are set every five years jointly by the Ministry of Transport and Telecommunications and the Ministry of Economy.
Interconnection
Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide international long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.
A Tariff Decree regarding fixed termination rate was adopted for the 2014-2019 period. The new tariff came into force on May 8, 2014, and it applied a reduction of 37% from the one demanded the previous period.
Regarding mobile termination rates, on February 5, 2019, Subtel notified TMCH a new proposal on tariff decree, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros , without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019. New tariffs on fixed operations will come into force in May 2019.

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Argentina
General regulatory framework
The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (TIC´s). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.
Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones). Additionally, the Decree No. 1340/2016, which was published on January 2, 2017 instructed the Ente Nacional de Comunicaciones to issue new regulations during 2017 which would ensure the allocation of new frequency bands for provision of wireless or fixed wireless services and would enable the reassignment of frequencies previously granted to other providers. Furthermore, it confirmed the authorization to Telefónica de Argentina and Telefónica Móviles Argentina to provide broadcasting services by subscription from January 1, 2018 in the cities of Buenos Aires, Córdoba y Rosario, while a mechanism is established for the rest of the country based on the protection of small and medium-size providers and cooperatives. Finally, some standards were set forth in the law for the establishment of the Interconnection Regulation, such as the asymmetric rates regime and the automatic roaming service.
Furthermore, “Law on Defense of Competition” No. 27442 prohibits any acts or behaviors contrary to such law and establishes an authority of competition that is pending to be constituted In the meantime, the Secretary of Commerce continues to act, assisted by the National Commission for the Defense of Competition created by Law No. 22262.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.
Since the promulgation of the “Argentina Digital” legal framework No. 27078, the licenses system became a license-only system, without prejudice to the corresponding inscription of each service in the terms that the Authority of Application determines, and has national scope. For this purpose, the legal framework contained transitional provisions under which licenses outstanding at the time of the promulgation of that Act that were called “Single Telecommunication Service License” would be considered under the new regime as “Single Argentina Digital License” with the same content, scope and effects.
Otherwise, Argentina Digital Act No. 27078 ruled that the telecommunication licensees may require a license to provide subscription television services, except those provided through a satellite link. Nevertheless, from the promulgation of the Decree No. 267/2015, amending the aforementioned Act, some telecommunication licensees, including Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A., may provide broadcasting services by subscription since January 1, 2018 in certain areas and will be able to progressively extend to others.
On January 21, 2019, the government issued a decree (Decreto de Necesidad y Urgencia) that contemplates the possibility of auctioning the spectrum previously reserved for ARSAT (a public company). The spectrum that was reserved for ARSAT includes 20 MHz in the 700 MHz band (national), 50 MHz in the AWS band (national) and 20 MHz in the 1900 MHz band (regional).

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Prices and tariffs
Additionally, the “Argentina Digital” legal framework establishes that providers of TIC´s services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. The Law also declares that the basic telephone service maintains the condition of “public service”.
Interconnection
The National Entity of Communications (ENACOM) has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.
The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local termination rate in the Fixed Telephony Service's networks equivalent to US $ 0.0045 per minute, for the local transit service a rate equivalent 0.0010 dollars per minute and for the service of long distance transport a rate equivalent to 0.0027 dollars per minute. A rate of 0.0108 dollars per minute applies to termination services in mobile networks
Colombia
General regulatory framework
In Colombia, telecommunications are a public service subject to state regulation and oversight. Law 1341/2009 (Technologies of Information and Communications Law) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC, and the authority in charge of the spectrum is the Agencia Nacional del Espectro or ANE.
The Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices. The Superintendent of Industry and Commerce is the Colombian competition authority.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Colombia Telecomunicaciones, S.A. ESP (ColTel) adopted on November 8, 2011 the general entitled regime of approval established in law No. 1341/2009, which allows ColTel to continue providing network and communications services, like added-value services, carrier national services and mobile services, amongst others. In addition, ColTel holds a concession in order to provide satellite TV (DBS) or Direct Home TV (DTH), which was renewed on February 22, 2017.
The Ministry of Information Technologies and Communications (ITC) issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, ColTel (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of the Colombian Nation) renewed its license to exploit such radioelectric spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until November 28, 2013, contained a reversion clause for the underlying assets. Law 422 of 1998 and Law 1341 of 2009 clarified that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but clarified that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration

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proceeding in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. On July 1, 2016, the co-defendant concession holders (including ColTel) filed a response to the claim prompted by the ITC. The arbitration award was rendered on July 25, 2017 and was not favorable for ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian Pesos, after finding on August 4, 2017 that an arithmetic error led to a minor amendment decreasing the amount contained in the original award from July 25, 2017. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado). This appeal was dismissed by resolution of May 24, 2018. In addition, on December 18, 2017, ColTel also filed a constitutional action “acción de tutela” seeking to protect its constitutional rights jeopardized by the arbitration award. On March 15, 2018, the constitutional action was denied and ColTel filed an appeal against this ruling on April 18, 2018, which was dismissed on May 24, 2018. On November 27, 2018, a recusal motion was filed at the Constitutional Court, which is pending for resolution.
On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file an International Center for Settlement of Investment Disputes (ICSID) claim after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID. Telefónica submitted the arbitration request to the ICSID and, on February 20, 2018, the General Secretary of ICSID registered the request for the institution of arbitration proceedings. The request for arbitration is ongoing and the arbitral tribunal is in the process of being appointed.

Regarding use of spectrum, the consultation processes launched in 2017 and early 2018 on the conditions of 700MHz spectrum auction were suspended following the change of government that took place in August 2018. The new government announced the submission of a draft bill on information and communications technologies, including an extension to the duration of the licenses for the use of the spectrum. This might have an impact on the timing of the auction. This initiative will be debated in the first quarter of 2019.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
In February 2017, the Comisión de Regulación de Comunicaciones (CRC) published resolution 5108 establishing, starting in 2017, symmetric reductions of 11.4 COP per minute and 4.3 million COP per monthly capacity to the termination rates for established operators and asymmetric termination rates of 24.58 COP per minute and 9.8 million COP per monthly capacity for new entrant operators in a five-year period. The CRC also adopted measures to promote the entry of MVNOs, including the regulation of prices for the access to the mobile networks.
In December 2018, the regulator (Comisión de Regulación de Comunicaciones) published two consultations. The first initiative would reduce the FTRs from 0.01 to 0.003 USD in 2019, which would be beneficial to ColTel as it is a net payer of FTRs. As of 2020, FTRs between fixed networks would be completely eliminated. The second initiative on one hand, seeks to substitute the national roaming charges n incoming calls for operators using National Roaming, for mobile termination rate, which would negatively impact the revenues of ColTel. In the other hand, modifies the formula that defines the regulated rate for network provision for MVNO, from the minimum ARPU reported to the average ARPU from the past four quarters.

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Value/year/ COP$	2018
MTRs
Charge per minute	10.99
% Reduction	42.2%
Capacity Charge	4,273,389.92
% Reduction	43.9%
FTRs
Charge per minute (average)	40.62
Capacity Charge (average)	11,101,266.7
Prices and tariffs
The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS´s).
Television services
The Colombian national Television V authority (Autoridad Nacional de Televisión or ANTV) published the payment regime applicable to subscription television operators for providing their services, which has been in force since November 1, 2017. This regime sets forth variable tariffs based on income or fixed tariffs per user (whichever is higher), based on the population of each municipality and aiming at reducing the current level of fees.

Fee	Population	2017-2018		2019->
Variable tariffs	>100,000	1.0%	$340	0.8%	$272
	<100,000	0.4%	$88	0.3%	$66
Compensation	>100,000	4.9%	$1,666	4.3%	$1,462
	<100,000	1.0%	$220	0.5%	$110
Fixed tariffs	$11,462,644
On January 14, 2019, the ANTV published draft specifications of the allocation process that allows the satellite TV operators, such as Telefónica, to provide TV services supported in other technologies, such as IPTV or Cable.

According to the schedule set by ANTV, on February 11, 2019, will be published the definitive conditions of the allocation process, offers will be received until March 11, 2019 and the allocation hearing will take place on April 9, 2019.
Peru
General regulatory framework
The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the

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National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the Internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.
Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.
The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
In October 2018, The Ministry of Transport and Communications approved a new regulation for the reorganization of frequency bands, known as "refarming". This could result in a spectrum award process in 2019 or 2020.
Additionally, Telefónica del Perú, S.A.A. provides nationwide fixed electronic communications services pursuant to two concession agreements issued by the Transports and Communications Ministry on May 16, 1994. Both agreements had a 20 years term, subject to partial renewals for additional periods of five years up to a maximum of 20 years. To date, three partial renewals have been approved and, consequently, the concession agreements have been extended until November 27, 2027. In December 2013, Telefónica del Perú, S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services for five additional years. On November 26, 2018, the Ministry of Transportation and Communications notified the resolution that declared the denial of the renewal of such concessions. Telefónica presented an appeal for reconsideration. On February 5, 2019 the Ministry dismissed the mentioned appeal and Telefónica is considering to challenge the decision. In December 2014, June 2016 and May 2017, Telefónica filed renewal requests for an additional twenty years in relation to a concession for the provision of local carrier services, to one of the concessions to provide mobile services in certain provinces, and to one concession to provide fixed-line services, respectively.
The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.
In April 2016, Telefónica filed a renewal request in relation to the 1,900 MHz frequency spectrum for the Provincias (all of Peru except for Lima and Callao), which license expired in 2018. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending
Prices and tariffs
Tariffs for fixed telephony services must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On May 19, 2016, OSIPTEL adjusted the tariff maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0017 per second without IGV. This new rate is in force since May 21, 2016.
Interconnection
OSIPTEL started in November 2016 the process to amend the maximum MTRs. On December 21, 2018, the regulator, OSIPTEL, published the new MTRs. The new MTRs applicable to all operators of mobile public services was fixed at $ 0.00302 per minute rated at the second, which entails a 54% decrease from the previous rate ($

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0.00661 per minute rated at the second). The new rates have been in effect since January 1, 2019 and will remain in effect until a new MTR value is defined by the regulator.

Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2018 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)		Year of Exp. Date
Spain	800 MHz	20		2031
	900 MHz	29.6		2030
	1800 MHz	40		2030
	1900 MHz	5		2020	(1)
	2100 MHz	29.6		2020	(1)
	2600 MHz	40		2030
	2600 MHz	20	(2)	2030
	2600 MHz	10	(3)	2030
	3,5 GHz	40		2020	(1)
	3,7 GHz	50		2038
United Kingdom	800 MHz	20		Indefinite	(4)
	900 MHz	34.8		Indefinite
	1800 MHz	11.6		Indefinite
	1900 MHz	5		Indefinite
	2100 MHz	20		Indefinite
	2300 MHz	40		Indefinite	(4)
	3.5 GHz	40		Indefinite	(4)
Germany	700 MHz	20		2033
	800 MHz	20		2025
	900 MHz	20		2033
	1800 MHz	20		2033
	1800 MHz	20		2025
	1900 MHz	5		2025
	1900 MHz	5		2020
	2000 MHz	14.2		2025
	2100 MHz	39.6		2020	(5)
	2100 MHz	29.7		2025	(5)
	2600 MHz	60		2025
	2600 MHz	20		2025
	3,5 GHz	42		2021	(5)

(1) Additional 10 years license extension until 2030.
(2) Regional licenses in Madrid and Melilla.
(3) National license excluding Madrid and Melilla
(4) In its initial term of 20 years, will be renewed automatically after it (indefinite licenses)
(5) 2100MHz and 3.5GHz bands will be auctioned in 2019.

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BRAZIL	Frequency	Bandwidth (MHz)		Year of Exp. Date
Brazil (9)	450 MHz	14	(1)	2027
	700 MHz	20		2029
	850 MHz	25	(2)	2020-2028	(3)
	900 MHz	5	(4)	2020-2023	(5)
	1800 MHz	20-50	(6)	2020-2023	(5)
	2100 MHz	30		2023
	2500 MHz	40	(7)	2027-2031	(8)

(1) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN and SE).
(2) Except regions 2', 4', 6', 7' and 10.
(3) Regional licenses: expiration and renewal dates are dependent on the region. The license in Rio de Janeiro is due to expire in 2020.
(4) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7' and 10.
(5) Regional licenses: expiration and renewal dates are dependent on the region. The license in MG Interior is the first to reach its renewal date in 2020.
(6) 20MHz in regions 1,2`,3,3`,4,5,6,7 and 9, 25MHz in regions 2 and 8, 30MHz in regions 4` and 5`, 45MHz in region 7` and 50 MHz in regions 6`, 7`` and 10
(7) 40MHz in all regions of Brazil and additional 20MHz in the cities of São Paulo, Rio de Janeiro, Florianópolis, Porto Alegre, Caxias do Sul, Palmas e Dourados
(8) Spectrum acquired in 2012 will expire in 2027, and spectrum acquired in 2015 will expire in 2031.
(9) Regional codes are included in Annex 1.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2033
	850 MHz (AMBA)	30	Indefinite
	850 MHz (Sur)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (Norte)	50	Indefinite
	1900 MHz (Sur)	25	Indefinite
	1700 MHz/2100 MHz	20	2033
	2600Mhz	30	2035	(1)
	3.5 GHz	50	Indefinite	(2)
Chile	700 MHz	20	2045	(3)
	850 MHz	25	Indefinite
	1900 MHz	30	2032/2033	(4)
	2600 MHz	40	2043
	2600 MHz	12	2038	(5)
	3,5 GHz	50	2037	(3) ; (6)
Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023
	1900 MHz	15	2024
	1900 MHz	15	2021
Ecuador	850 MHz	25	2023
	1900 MHz	60	2023
Mexico(7)	850 MHz (Reg. 1, 2, 3, 4)	20	2025
	850 MHz (Monterrey y alrededores)	1.92	2025
	1900 MHz (Reg. 1)	40	2018/2030	(8)
	1900 MHz (Reg. 2)	50	2018/2030	(9)
	1900 MHz (Reg. 3 and 7)	60	2018/2025/2030	(10)
	1900 MHz (Reg. 4)	50	2018/2030	(11)
	1900 MHz (Reg. 5)	50	2018/2025/2030	(12)
	1900 MHz (Reg. 6)	60	2018/2030	(13)
	1900 MHz (Reg. 8 - Guerrero, Oaxaca, Puebla, Tlaxcala y Veracruz)	60	2018/2030	(14)
	1900 MHz (Reg. 9 – México D.F.)	70	2018/2025/2030	(15)
	2600Mhz (National)	40	2038
Peru	450 MHz	10	2028	(16)
	700 MHz	30	2036

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	850 MHz	25	2030	(17)
	900 MHz (Lima y Callao)	10	2028
	900 MHz (Resto de provincias)	16	2028	(18)
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima y Callao)	25	2030
	1900 MHz (Resto de provincias)	25	2018	(19)
	3,5 GHz	50	2027	(16)
Uruguay	700 MHz	30	2037
	850 MHz	25	2024
	1900 MHz	20	2022/2024	(20)
	1900 MHz	40	2033
Venezuela	850 MHz	25	2022
	1900 MHz	50	2022
	1700 MHz/2100 MHz	20	2022
	2600 MHz	40	2029
	3.5 GHz	50	2026	(16)
Costa Rica	850 MHz	10.6	2026
	1800 MHZ	30	2026
	1800 MHz	20	2032
	2100 MHz	20	2026
	2100 MHz	20	2032
El Salvador	850 MHz	25	2038
	1900 MHz	30	2021	(21)
Guatemala	1900 MHz	80	2034
Nicaragua	700 MHz	40	2023
	850 MHz	25	2023
	1900 MHz	60	2023
	1700 MHz/2100 MHz	40	2023
Panama	700 MHz	20	2036
	850 MHz	25	2036	(22)
	1900 MHz	20	2036	(22)

(1) License covering 65% of the population. Spectrum still being cleaned and assigned in certain regions.
(2) Local licenses.. Restricted to Fixed services.
(3)For more details on current 700 MHz and 3.5 GHz holdings situation, please refer to the Risk Factors Section.
(4) 20 MHz expires in November 2032; 10 MHz in April 2033.
(5) License in Santiago de Chile Metropolitan Region.
(6) License in Aysén and Punta Arenas Regions.
(7). Regional codes are included in Annex 2.
(8) 30 MHz expires in 2018, started the renewal process and an outcome is expected on 2Q 2019; 10 MHz in 2030.
(9) 30 MHz expires in 2018, started the renewal process and an outcome is expected on 2Q 2019; 20 MHz in 2030.
(10) 10 MHz expires in 2018, started the renewal process and an outcome is expected on 2Q 2019; 20 MHz expires in 2025; 30 MHz expires in 2030.
(11) 40 MHz expires in 2018, started the renewal process and an outcome is expected on 2Q 2019; 10 MHz in 2030.
(12) 10 MHz expires in 2018, started the renewal process and an outcome is expected on 2Q 2019; 20 MHz expires in 2025; 20 MHz expires in 2030.
(13) 30 MHz expires in 2018, started the renewal process and an outcome is expected on 2Q 2019; 30 MHz expires in 2030.
(14) 30 MHz expires in 2018, started the renewal process and an outcome is expected on 2Q 2019; 30 MHz expires in 2030.
(15) 30 MHz expires in 2018, started the renewal process and an outcome is expected on 2Q 2019; 10 MHz expires in 2025; 30 MHz expires in 2030.
(16) Restricted to Fixed services.
(17) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(18) Used in rural areas.
(19) Under review. Extension requested on 30.05.2016. According to the law, the license maintains its validity until the Ministry of Transport and Communications decides.
(20) 10 MHz expires in 2022; 10 MHz in 2024.
(21) Started the process to extend the license period.
(22) Renewal agreement reached in February 2014.

Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

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ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ y ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR y SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO y TO
7'	GO - towns of sector 25 of the GPLG
8	AM, AP, MA, PA y RR
9	BA y SE
10	AL, CE, PB, PE, PI y RN

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Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3
MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas and Vazante

4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR - except towns included of sector 20
20	PR - towns of Londrina and Tamarana
21	MS - except the town integrating of sector 22
22	MS - town of Paranaíba
23	MT
24	TO y GO - except towns included in sector 25
25	GO - towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS - towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP - except the towns included in sector 33
33
SP - towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

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2018 Consolidated Financial Statements

ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado)
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado)
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca)
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalities of the North Region)
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche
Region 6	Jalisco (excluding municipalities of the Central Region), Michoacán de Ocampo, Nayarit, Colima
Region 7
Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles)

Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala
Region 9	State of México, Distrito Federal, Hidalgo, Morelos

Telefónica, S.A. 196

CONSOLIDATED MANAGEMENT REPORT

INDEX
1.	CHAPTER 1. CONNECTED, BUSINESS MODEL AND STRATEGY			3
	1.1.	Telefónica at a glance		5
	1.2.	A context of change		12
	1.3.	Main business milestones in 2018		13
	1.4.	Our impact on communities and tax information		15
	1.5.	A more human connectivity		21
	1.6.	An inclusive-platforms company with the customer at the center		22
	1.7.	Our relations with stakeholders		33
	1.8.	Material aspects of our business		38
	1.9.	The vector of innovation		40

	1.10.	CASE STUDY FLAGSHIP: Internet for All		45
	1.11.	CASE STUDY FLAGSHIP: Roll-out of fiber in Spain		47

2.	CHAPTER 2. DIGITAL RESPONSIBILITY AND WELL-BEING, NON-FINANCIAL INFORMATION STATEMENT			49
	2.1.	A safe digital environment for our customers		51
		2.1.1.	Strategy
		2.1.2.	We respect the right to privacy
		2.1.3.	We create a safe environment
		2.1.4.	Artificial Intelligence at the service of people
		2.1.5.	Responsible use of technology
		2.1.6.	Internal control
		2.1.7.	Training and awareness
		2.1.8.	Stakeholder engagement
		2.1.9.	Milestones 2018 and Challenges 2019
		2.1.10.	Main indicators

	2.2.	Digitalization and the environment		66
		2.2.1.	Our strategy and materiality
		2.2.2.	Environmental management
		2.2.3.	Circular economy
		2.2.4.	Energy and climate change
		2.2.5.	Digital services
		2.2.6.	Milestones 2018 and Challenges 2019
		2.2.7.	Main indicators

	2.3.	Committed to social well-being		84
		2.3.1.	Education

	2.3.2.	Social Action

2.4.	Our team sets us apart		92
	2.4.1.	Talent and diversity management:
	2.4.2.	1. Diversity and inclusion
2. Talent attraction and retention
3. Salary GAP and average compensations
	2.4.3.	Quality of employment:
1. How to value the effort: remuneration policy
2. Social dialogue as a bridge between employees and the Company
3. Balance of personal and work life
4. Occupational health and safety
	2.4.4.	A committed team:
1. New ways of working
2. Climate and commitment survey
3. Award program: people of value
4. A culture of well-being
5. Volunteering
	2.4.5.	Milestones 2018 and Challenges 2019
	2.4.6.	Main indicators

2.5.	Suppliers, our allies		117
	2.5.1.	A sustainable purchasing model
	2.5.2.	We manage risks proactively
	2.5.3.	We promote collaboration and engagement
	2.5.4.	Milestones 2018 and Challenges 2019

2.6.	A management framework for business sustainability		127
	2.6.1.	Main aspects of Corporate Governance (include reference to chapter 5)
	2.6.2.	Ethics, corruption and bribery
	2.6.3.	Respect for human rights
	2.6.4.	Milestones 2018 and Challenges 2019
	2.6.5.	Main indicators

2.7.	CASE STUDY FLAGSHIP: La eficiencia energética y el IoT		146
2.8.	CASE STUDY FLAGSHIP: Blockchain in the supply chain		148
2.9.	APPENDIX		150
	2.9.1.	Telefónica's stakeholders
	2.9.2.	Types of involvement and relationship with our stakeholders
	2.9.3.	Structure and perimeter of the non-financial information section
	2.9.4.	Principles for the preparation of the non-financial information section
	2.9.5.	Commitment to the United Nations Global Impact
	2.9.6.	Sustainable Development Goals
	2.9.7.	Our commitment with the Human Rights

CHAPTER 1
CONNECTED, BUSINESS MODEL AND STRATEGY
1.1. Telefónica at a glance
1.2. A context of change
1.3. Main milestones in 2018
1.4. Our impact on communities and tax information
1.5. A more human connectivity
1.6. An inclusive-platforms company with the customer at the center
1.7. Our relations with stakeholders
1.8. Material aspects of our business
1.9. The vector of innovation
1.10. Case Study Flaship: Internet for all
1.11. Case Study Flagship: Roll-out of fiber in Spain

2018 Consolidated Financial Statements

1.1. TELEFÓNICA AT A GLANCE
Telefónica is one of the world’s leading communications services providers. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way. Telefónica is today a Telco that relies on modern technology in order to create a better and more inclusive society. We aim at offering our customers the possibility to reach the digital world no matter the location, economical status or digital knowledge and capacities. We are a completely private company that offers telecommunications services in 17 countries with headquarters in Madrid (Spain) where 100% of the shares are freely circulating.
A DIVERSIFIED PRESENCE

	Operator's Revenues (million euros)	Accesses (thousands)
Germany	7,320	47,089
Argentina	2,315	23,928
Brazil	10,126	95,302
Central America*	874	12,698
Chile	2,080	11,597
Colombia	1,468	19,068
Ecuador	542	4,686
Spain	12,706	41,547
Mexico	1,175	27,013
Peru	2,075	19,712
United Kingdom	6,790	32,978
Uruguay	221	1,676
Venezuela	18	10,092
* Central America includes telecommunications operations in Costa Rica, El Salvador, Guatemala, Nicaragua and Panama. On January 24, 2019, Telefónica reached an agreement for the sale of Telefónica Móviles Guatemala, S.A. and Telefónica Móviles El Salvador, S.A. of C.V. The closing of the sale of Telefónica El Salvador is subject to the relevant regulatory conditions while the closing of the sale of Telefónica Móviles Guatemala took place on that date. In addition, On February 20, 2019, the Board of Directors of Telefónica, S.A. has approved the sale of the Telefónica Group businesses in Panama, Nicaragua and Costa Rica. The closing of the agreement is expected in the short term (see the '6.3.Events after the reporting period' section).

In Telefónica we are organized by segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte (formed by the Group’s operators in Colombia, Mexico, Venezuela, Central America and Ecuador) and Telefónica Hispam Sur (formed by the Group’s operators in Argentina, Chile, Peru and Uruguay). These segments include the information related to wireline, wireless, cable, data, Internet and television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of 'Other companies and eliminations'. Telxius' financial figures are fully reported under 'Other companies and eliminations' since January 1st, 2017, reflecting the integration within Telxius of the mobile telecommunications towers transferred from Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispam Sur (Telefónica Peru and Telefónica Chile) segments and the international submarine fiber optic cable (which had been previously reported under 'Other companies and eliminations').
This translates to the close of 2018:

•	356.2 million accesses in total.

Telefónica, S.A. 5

2018 Consolidated Financial Statements

•	48,693 million euros in total income.

•	55% of revenues in Europe, 43% of revenues in Latin America.

We own and operate our own global IP network in over 40 markets. And we maintain strategic partner agreements to offer our services in over 170 countries, providing customers with coverage wherever they are and wherever they want to be.

To Toyohashi (Japan)
To Ninomiya (Japan)
Palo Alto
Dallas
Laredo
Monterrey
McAllen
Ixtlahuaca
Ciudad de México
NYC
Ashburn
Virginia Beach
Jacksonville
Boca Raton
Miami
San Juan
Cacique
Ponce
Tórtola
St. Croix
Pto. Barrios
Guatemala
Pto. San Jose
Managua
San Jose
Balboa
Panamá
Barranquilla
Aruba
Cartagena
Caracas
Bogota
Manta
Carretas
Salinas
Quito
Guayaquil
Mancora
Lima
Lurin
Arica
Fortaleza
Salvador
São Paulo
Santos
Rio de Janeiro
Valparaiso
Mendoza
Santiago
Buenos Aires
Las Toninas
Altavista
Dublin
London
Amsterdam
Hamburg
Düsseldorf
Berlin
Warsaw
Brussels
Frankfurt
Prague
Munich
Bratislava
Paris
Basel
Zurich
Vienna
Budapest
Milan
Bucharest
Bilbao
Marseille
Oporto
Barcelona
Rome
Madrid
Lisbon
Tanger
Athens
Stockholm
Helsinki
Copenhagen
Mumbai
Bangalore
Singapore
Hong Kong
To Hillsboro (USA)
To Coos Bay (USA)
To San Luis Obispo (USA)

1.1.1. SOLID FINANCIAL RESULTS

	2018	Organic Annual Growth
Revenues (Million euros)	48,693	2.4%
OIBDA (Million euros)	15,571	3.5%
OIBDA Margin (Percentage)	32.0%	0.3 pp
Operating Cash Flow (OIBDA-CapEx, in million euros)	7,453	8.0%
And strong cash generation, which covers the dividend and makes it possible to organically reduce the debt:

	Million Euros	Reported Annual Growth
Net Profit	3,331	6,4%
Net Debt	41,785	(-5.5%)
FCF*	4,904	(-0.9%)
*Excluding spectrum expenditure, FCF growth is 5.6%

Telefónica, S.A. 6

2018 Consolidated Financial Statements

1.1.2. SHARE PRICE PERFORMANCE IN 2018
Following the synchronized global GDP rebound in 2017, expectations were for continued robust growth in 2018, but resulted in disappointment almost everywhere except for the U.S., with Europe and Japan being particularly poor, and a sharper than expected economic deceleration in China. Rising U.S. rates became an additional macro challenge for many emerging market economies. With regards to monetary policy, the ECB maintained marginal lending facility rate stable throughout the year at 0.25%, but in December 2018 decided to end the net purchases under the Asset Purchase Program, as anticipated, and announced the intention to continue reinvesting the principal payments as long as necessary to maintain favorable liquidity conditions and an ample degree of monetary accommodation. In the US, Federal Reserve's continued the gradual normalization of USD monetary conditions, with the Open Market Committee increasing interest rates 4 times in the year from 1.50% to 2.50%, while balance sheet normalization continued throughout the year.
On the political front, the focus was on trade disputes between the U.S. and China, the U.S. midterm elections which led to a divided congress, negotiations over Brexit between Brussels and the UK, as well as Italian March elections that resulted into a coalition government between a populist party and an anti-EU sovereignty party, while in Spain political instability arose as a result of the no-confidence vote leading to a change in Government.
In this context, the main European indexes closed 2018 with a negative performance; EStoxx-50 (-14.3%), DAX (-18.3%), CAC-40 (-11.0%), FTSE-100 (-12.5%), and Ibex-35 (-15.0%).
European DJ Stoxx-600 (-13.2%) sectors posted negative performances across-the-board, being Auto & Parts (-28.1%) and Banks (-28.0%) the bottom performers. The performance of the Telecommunications sector (-13.0%) was in-line with the wider market, and was explained by a weak growth outlook, adverse regulatory environment, intense competition in some markets, high leverage and stressed capital intensity,. However, in the last quarter of the year, the Telecommunications sector outperformed the wider market by +13.7 percentage points, within a rotation to defensive sectors that was followed by most operators beating Q3 18 results expectations and raising guidance for the year, leading to improved EPS estimates momentum, and some positive news flow regarding European regulators’ stance on M&A.
Telefónica closed 2018 at 7.34 euros per share, (-9.7%) in the year, though following a dividend distribution of 0.40 euros per share in cash total shareholder return was (-4.8%), better than the European sector average. The Telecommunications sector in Europe (-13.0%) posted a total shareholder return after dividends of (-8.2%). The performance of Telefónica was mainly explained by the adverse evolution of exchange rates throughout most of the year, which affected earnings momentum. In the last quarter of the year, Telefónica outperformed the broad sector by +5.8 pp, after beating Q3 18 results expectations and raising revenue guidance for the year, within a better exchange-rate environment.
Telefónica closed the 2018 financial year with a market capitalization of 38,105 million euros, ranking as the thirteenth company in the telecommunications sector worldwide.

Telefónica, S.A. 7

2018 Consolidated Financial Statements

1.1.3. ADVANCING TOWARDS A MORE SUSTAINABLE WORLD
We achieved strong growth in the penetration of LTE and FTTX in the communities in which we do business.

Telefónica, S.A. 8

2018 Consolidated Financial Statements

	2018 LTE Penetration	Interannual Variation
Spain	55.1%	6 pp
Germany	44.3%	7 pp
United Kingdom	62.9%	3 pp
Brazil	63.3%	12 pp
Argentina	42.6%	8 pp
Chile	39.5%	10 pp
Peru	32,7%	10 pp
Mexico	26.0%	5 pp
Colombia	39.6%	10 pp

	2018 FTTX Penetration over Broadband	Interannual Variation
Spain	64.5%	8 pp
Germany (VDSL)	69.3%	14 pp
Brazil	66.7%	6 pp
Hispam Norte	23.3%	13 pp
Hispam Sur	54.7%	18 pp
Total	61.0%	10 pp
With a customer satisfaction index that improves year by year:

	2016	2017	2018
Customer Satisfaction Index (CSI)	7.46	7.58	7.64
This is complemented by the Net Promoter Score (NPS), implemented in 2018, which allows us to measure the emotional bond with our customers. The NPS at the end of 2018 was 20%.
We fulfilled an ambitious emissions reduction and energy efficiency plan:

	2015	2016	2017	2018
% of energy from renewable sources	20.5%	46.0%	46.9%	58.0%
Energy consumption by traffic MWh/PB	400	264	197	150
GHG emissions avoided 1+2 (tCO2eq)	1,895,116	1,401,424	1,409,367	1,220,289
We maintain our commitment to diversity:

	2016	2017	2018
Women workers	38%	38%	38%
Women Executives	21%	22%	23%

Telefónica, S.A. 9

2018 Consolidated Financial Statements

And we develop the communities in which we operate:

	Income Group by country*	Employees Group by country	% local suppliers	Total purchases made in the country*	Total investment made in the country*	Salary costs in the country*	Taxes paid in the country*
Germany	7,772	8,406	69.1%	3,840	966	636	214
Argentina	2,295	14,894	89.4%	1,382	399	498	293
Brazil	10,149	34,448	97.4%	6,255	1.91	1.112	788
Central America	854	1,437	53.9%	435	112	68	60
Chile	2,085	4,299	82.1%	1,312	341	208	44
Colombia	1,459	5,405	80.8%	738	192	140	110
Ecuador	542	1,293	73.8%	249	67	47	109
Spain	12,939	30,611	80.1%	4,902	1.719	2.34	743
Mexico	1,134	2,450	82.9%	900	296	103	92
Peru	2,116	6,702	80.9%	1,513	342	264	113
United Kingdom	6,761	7,275	82.9%	3,804	1.464	463	164
Uruguay	274	628	77.8%	1,500	34	26	18
Venezuela	17	1,807	82.0%	227	2	3	1

* Currency figures in million euros (conversion at 2018 average exchange rates).

1.1.4. OUR BRANDS
Telefónica's brand strategy combines 'Superbrands' with specialized brands to ensure competitiveness and add value to the business.
Superbrands
Our 'Superbrands' are recognized, relevant and differential and add value to our core business of connectivity in 17 countries.

•	Telefónica: is our institutional brand and the one for our multinational customers and employees. This brand operates in 17 countries and have presence in 24.

•	Movistar: is the most international of our commercial brands. It has presence in 14 countries and it is in 57th position on the global BrandZ ranking.

•	O2: is our commercial brand for Germany, Spain and UK. It is in the 11th position on the UK BrandZ ranking.

•	Vivo: is our commercial brand for Brazil. It is in the 16th position on the brazilian BrandZ ranking.
Specialized Brands
They forcefully break into the capture of new digital businesses and new business models beyond our grassroots activities. Highlighting:

•	Eleven Paths: business unit specialising in cybersecurity at Telefónica.

•	LUCA: Telefónica's Big Data and Artificial Intelligence services unit.

•	Acens: the brand that offers hosting, dedicated servers and cloud servers in Spain.

•	Giffgaff: the MVNO (Mobile Virtual Operator) under which O2 operates in the UK.

•	Telxius: infrastructure company that manages towers and the international network of high capacity fibre optic cable.

Telefónica, S.A. 10

2018 Consolidated Financial Statements

•	Tuenti: OMV (Virtual Mobile Operator) under which Movistar operates in Spain, Argentina, Ecuador, Guatemala.

•	Blau: MVNO (Mobile Virtual Operator) under which O2 operates in Germany.

•	On the spot: company specialized in in-store media services and audiovisual services for companies, as well as in the implementation and management of out-of-home digital advertising networks.
In addition to brands that represent our firm commitment to the development of society and education through connectivity and innovation: such as Fundación Telefónica, Wayra and Fundación Profuturo.

Telefónica, S.A. 11

2018 Consolidated Financial Statements

1.2. A CONTEXT OF CHANGE
The environment in which Telefónica carries on its business underwent considerable change over the course of the last financial year, driven by two fundamental trends: growing instability and the need and desire for long-term sustainability.
Instability is inherent in times that represent or precede a change of era, as is the case today. That is particularly evident in two areas: in political terms, 2018 saw a number of fast-evolving upheavals around the world, the outcomes or consequences of many of which, such as Brexit, are still far from clear; in economic terms, volatility has been high and has specifically affected leading technology companies, whose (until now) solid business models are being questioned.
All of this is having considerable social consequences. Last year, mistrust among citizens and companies increased, notably affecting people's perceptions and expectations regarding technological challenges and advances. There is growing concern about the level of technology and how it is used and this has led to greater caution and a demand for accountability in both its management and impact. This has been the case, for example, with personal privacy, the use of data as a mass-management and decision-making tool and the effects and uncertainties associated with digitalization, such as digital well-being or the possible impacts on employment and social relations.
The World Economic Forum has referred to this context as 'Globalisation 4.0' and has included a number of imbalances which have yet to be resolved:

•	Economic growth vs conservation of the planet.

•	Global citizenship vs patriotism.

•	People's work vs machines.

•	Technology ‘for’ vs ‘against’ people.

•	Economic growth vs reduction of inequalities/eradication of poverty.

•	International competition vs collaboration.
The solutions to these issues are a priority which require a genuine focus on sustainability in keeping up with the demands of every stakeholder: from society, governments and regulatory bodies to the world's leading investors, in the conviction that sustainability is necessary if we are to achieve prosperity, efficiency and profitability in the medium term.
Addressing these challenges also entails a wide range of growth opportunities for society in all its fields. The combination of sustainability with the latest technology is especially important and this is where Telefónica already plays a special and increasingly important role. Our Company, because of its position as the enabler of all digital services, its history, its social and economic involvement in all the countries in which it operates, is in a key position to make a substantial contribution to sustainable development. A contribution which, despite being a company with almost 100 years of existence, has only just begun and which is fundamentally articulated around three lines of action:

•	Provide people with the power of connectivity.

•	Optimize our capabilities for a sustainable digital future.

•	Ensure maximum responsibility in all our actions.

Telefónica, S.A. 12

2018 Consolidated Financial Statements

1.3. MAIN BUSINESS MILESTONES 2018
January:

•	Telefónica, the best European telco and second in the world, according to Fortune magazine.

•	Telefónica included in the Bloomberg gender equality index, one of the 5 telecommunications companies selected worldwide.
February:

•	Launch of Internet for All, designed to connect more than 100 million people without Internet access in Latin America. People-centered digitalization.

•	Telefónica included in List A of the CDP Supply Chain, which includes only 100 companies in the world.

•	Telefónica launches Aura in 6 countries and leads the integration of artificial intelligence in its networks and customer service. People-centered digitalization.
March:

•	Our #Companies4SDG campaign, finalist of the UN SDG Action Awards.

•	Telefónica signs an agreement for the integration of IoT devices in Microsoft Azure.
April:

•	Creation of Telefónica's Digital Security Advisory Board by bringing international experts into the Company's strategy.

•	Summit for Accountability & Internet Democracy. People-centered digitalization.

•	Telefónica positions itself for the fourth consecutive time as a worldwide Visionary in Gartner's Magic Quadrant 2018 for Managed Mobility Services.

•	Through ElevenPaths, Etisalat, Singtel, Softbank and Telefónica create a global cybersecurity alliance, the Telco Security Alliance.
May:

•	Agreements with Netflix and Amazon Web Services, Service Integration.

•	World’s 1st #eSportsUnificados Championship, together with Playstation, Special Olympics Madrid.
June:

•	Presentation of the Digital Manifesto: the challenges we face. People-centered digitalization.

•	Telefónica Spain launches brand O2 to respond to a segment that requires only communications and a simple offer.

•	Telefónica announces the total migration of voice traffic to its International IP Network to improve service quality and customer experience.

•	We subscribe to the UN Global Business Principles against Discrimination LGTBI.
July:

•	We celebrate the 2nd anniversary of ProFuturo. It has now reached 23 countries and 5.5 million children.

Telefónica, S.A. 13

2018 Consolidated Financial Statements

August:

•	Agreement with Allot, McAfee to launch cybersecurity solutions for SMEs.

•	One million customers have chosen our fibre-optics in Spain. People-centered digitalization.
September:

•	LUCA, Telefónica's data unit, recognized leader in the Big Data market by Forrester.
October:

•	We are one of the first companies with a code of ethics for AI: Principles of Artificial Intelligence.

•	16th Edition - International Telefónica Volunteer Day: More than 22,000 Telefónica Volunteers in 31 countries.

•	Telefónica wins the award for Best Latin American Wholesale Operator at the 2018 Carrier Global Awards.
November:

•	Telefónica, among Europe's 100 digital pioneers, according Financial Times.

•	Telefónica presents the beta version of its Cloud Virtual Data Center 4.0 service at VMworld Europe.

•	Netflix and Movistar Play in more than 10 countries in Latin America.

•	Agreement with IBM to optimize blockchain processes.

•	Spanish launch of Movistar Cloud, unlimited, and the new version of SmartWifi. People-centered digitalization.
December:

•	Telefónica IoT world leader in the Magic Quadrant of Managed M2M Services for the fifth year running.

•	Telefónica exceeds the target of being 50% renewable, with the target of being 100% renewable by 2023.

•	4th Edition of the Sustainable Innovation initiative: 155 proposals from 17 countries.

•
For the fifth consecutive year, Telefónica is the world leader in climate change management according to the CDP's List `A´. The results were published in January 2019 based on data from 2017, due to a change in methodology in the CDP.

Telefónica, S.A. 14

2018 Consolidated Financial Statements

1.4. OUR IMPACT ON COMMUNITIES AND TAX INFORMATION
1.4.1. CONTRIBUTION TO PROGRESS
At Telefónica, we believe our contribution to society goes beyond the Company's economic value and, therefore, we assess and monitor our contribution to and impact on our surroundings.

Telefónica is one of the main driving forces behind economic progress in the societies in which we operate. The company has significant impacts on GDP, employment, environmental efficiency, SDGs and local tax revenue. We also perform internal analyzes of external factors and apply methodologies that quantify the impact of our products, technological projects and services. To date, we have analyzed IoT solutions, connectivity services, energy efficiency projects, health care platforms and mobility management services, etc., assessing said services for society and detecting potential negative impacts that need to be corrected or minimized.

1.4.2. IMPACT ON GDP
According to internal calculations based on the methodology developed by PWC in 2015, our global contribution to GDP in 2018 was 53,152 million euros, which is almost 0.5% of the total wealth generated in the most relevant countries where we operate.
For each euro of GDP created directly in the nine most important countries, we indirectly generated an additional 1.4 euros in 2018 through our spending and investments.
For each euro of gross operating margin obtained, we generated 3.4 euros for the GDP of the main countries in which we do business.

Impact on GDP of the total Telefónica Group in 2018
	Million Euros	% of total impact
Total impact (1)	53,152	100%
Direct impact (2)	22,179	41.7%
Indirect impact (3)	22,659	42.6%
Induced impact (4)	8,315	15.6%
(1) Total impact: Total impacts generated by corporate activity and the expenses and investments we make in the countries in which we operate.
(2) Direct impact: Impacts generated directly by the development of our activity.
(3) Indirect impact: Impacts generated by the expenses and investments carried out throughout our supply chain.
(4) Induced impact: Impacts generated by increased consumption, derived from the increase in labor income generated by direct and indirect employment.

Telefónica, S.A. 15

2018 Consolidated Financial Statements

Impact on the 2018 GDP of the main countries in which we operate
	Million Euros	% of local GDP (*)
Germany	6,203	0.20%
Argentina	3,012	0.25%
Brazil	14,260	1.07%
Chile	2,212	0.98%
Colombia	1,481	0.58%
Spain	14,986	1.38%
Mexico	956	0.10%
Peru	2,266	1.35%
United Kingdom	5,879	0.28%
(*) Calculated data on 2018 closure estimates of the corresponding local public bodies (INE, DESTASIS, etc.).

1.4.3. IMPACT ON EMPLOYMENT
Employment is one of the main social concerns in many of the communities in which we are present. Therefore, we place particular importance on how we affect the capacity for creating and maintaining jobs.
According to the methodology used for the impact analysis, Telefónica's contribution to worldwide employment in 2018 amounted to 1,236,841 direct and indirect jobs. This means that, in the countries in which we operate, our business creates 9.7 jobs per person we employ.

Impact on employment of Telefónica Group in 2018
	People	% of total impact
Total impact (1)	1,236,841	100%
Direct impact (2)	120,138	9.7%
Indirect impact (3)	804,348	65.0%
Induced impact (4)	312,354	25.3%
(1) Total impact: Total impacts generated by corporate activity and the expenses and investments we make in the countries in which we operate.
(2) Direct impact: Impacts generated directly by the development of our activity.
(3) Indirect impact: Impacts generated by the expenses and investments carried out throughout our supply chain.
(4) Induced impact: Impacts generated by increased consumption, derived from the increase in labor income generated by direct and indirect employment.

Telefónica, S.A. 16

2018 Consolidated Financial Statements

Impact on employment in the main countries in which we operate in 2018
	Persons	% employment
Germany	50,228	0.33%
Argentina	50,451	0.33%
Brazil	580,527	0.63%
Chile	49,833	0.60%
Colombia	72,310	0.31%
Spain	150,450	0.76%
Mexico	39,689	0.07%
Peru	137,270	0.82%
United Kingdom	58,661	0.18%

1.4.4. POSITIVE IMPACT ON THE ENVIRONMENT
Certain aspects of our business have a negative effect on the environment; however, the Company’s services generate environmental benefit because digitalisation offers our clients us solutions to major environmental challenges.

We therefore analyse our net impact, specifically on climate change, because it is the main environmental challenge worldwide and also the area in which we have the greatest influence on a global scale.
a) Telefónica's carbon footprint
We reduce the impact on climate change by decarbonising our activity, betting on a decoupling between the traffic growth that passes through our networks and greenhouse gas emissions. The goal is to bring our efforts in line with the level of decarbonisation required to limit global warming to below 2°C; accordingly, we aim to reduce our emissions by 50% by 2030.

Our carbon footprint comes primarily from electricity consumption, so we are committed to making our electricity consumption 100% renewable by 2030.

At the present time, 58% of our current electricity consumption comes from renewable sources globally, 100% in Europe and Brazil (Telefónica Brazil 100% renewable since November 2018). Together with an ambitious energy efficiency programme, this has reduced our carbon emissions by 37% in absolute terms and 36% in revenue intensity compared to 2015.

We also take into account the impact our value chain has on climate change as a result of our business. We therefore calculate our Scope 3, which has been reduced by 12% since 2016.

Telefónica, S.A. 17

2018 Consolidated Financial Statements

GHG emissions	Unit	2015	2016	2017	2018	2015-2018 Evolution
Scope 1	tCO2eq	304,857	301,999	304,811	261,364	(-14%)
Scope 2 (based on market method)	tCO2eq	1,644,802	1,180,803	1,092,179	957,459	(-42%)
Scope 1 + 2	tCO2eq	1,949,659	1,482,802	1,396,989	1,218,823	(-37%)
Scope 3	tCO2eq	n.a.	2,606,625	2,460,656	2,296,042	(-12%)
Emissions avoided by consuming renewable energy	tCO2eq	(-514,429)	(-869,742)	(-779,084)	(-987,447)	92%
Emissions intensity (scope 1 and 2/revenue)	tCO2eq/M€	39.12	28.50	26.86	25.03	(-36%)
Scope 1: Our Scope 1 emissions come from two main sources; fuel consumption in our lines of business and fugitive emissions of refrigerant gases from air conditioning units. We reduce them through different initiatives, such as replacing fuel-powered generators with renewable self-generation or substituting cooling units with free cooling or with other units with refrigerant gases with lower warming potential. Through these measures we have reduced this scope by 14% compared to 2015, which represents a reduction of more than 43,500 tonnes of CO2 eq emissions per year.
Scope 2: Scope 2 emissions, from power consumption, are the most significant in our activity. The actions we carry out to reduce them are based on implementing energy efficiency projects and on transitioning to consuming more renewable energy. Through these actions we reduced our Scope 2 emissions by 42% in 2018 compared to 2015, which represents a reduction of more than 687,000 tonnes of CO2 eq emissions per year.
Without our renewable energy plan, Telefónica's emissions would have been 80% higher.
b) Our EcoSmart services
Our greatest contribution to reducing and adapting to climate change will undoubtedly come from increased digitalisation, supported by a renewable network and solutions that are already responding to environmental challenges.

Our services enable us to reduce carbon emissions from other sectors and increase the resilience of the communities in which we operate. For example, we have IoT and Big Data services designed to improve our customers' mobility and energy efficiency; and our Cloud and video-conferencing services also prevent greenhouse gas emissions.

c) Net positive impact
When considering our net impact on climate change, we take into account those of the Company's emissions that are necessary to provide our services and the emissions avoided through digital services. The difference between the two gives our company's net positive impact, avoiding more than 180 thousand tCO2.

According to the energy and climate change strategy, Telefónica will contribute to a decarbonised economy. Year after year we will avoid more emissions than we generate in a 3 to 1 ratio in 2021. That is, for each emission ton, we will be able to avoid the atmosphere 3 in the next 3 years.
Through our services we avoid more carbon emissions than we generate.

1.4.5. CONTRIBUTION TO LOCAL TAX REVENUE
Our contribution to the economy and society as a whole may be quantified not only in terms of corporation tax but also by means of other specific contributions in the countries in which we operate. These include fees (for use of the public domain and the financing of the radio and television corporation, among others), local taxes, social security payments and similar contributions in other countries.

Telefónica, S.A. 18

2018 Consolidated Financial Statements

Besides these direct taxes, as a result of our business and on behalf of other taxpayers, we pay other amounts into the public coffers as part of the company's total tax payment. Such payments include indirect taxes, withholdings applied to workers' salaries and others.
Accordingly, in 2018 our Total Tax Contribution (TTC) stood at 10,118 million euros (2,812 million euros in taxes paid and 7,306 million in taxes collected), accounting for 47.7% of our distributed value1.
As the markets that return the highest operating profit, Brazil and Spain were the jurisdictions with the highest figures for taxes paid and collected.
Thus, for every 100 euros turned over by the Company, 20.8 euros were paid in taxes (5.8 for taxes paid and 15 for taxes collected).
The group’s income tax figure stands at 865 million euros, with 22 million euros in subsidies received by Telefónica in 2018.
1(Distributed value as taxes paid and collected / Total distributed value, the latter defined as the sum of the following items: value for the shareholder (profit after tax), wages and salaries net of taxes collected, net interest and taxes paid and collected.)

Millions of euros	Contribution by country to the profit before taxes of the consolidated Group (1)	Total taxes paid	Total taxes collected	Totals
Germany	181	214	599	813
Argentina	335	293	500	793
Brazil	2,631	788	3,097	3,885
Central America	131	60	78	138
Chile	154	44	196	240
Colombia	49	110	156	266
Ecuador	13	109	28	137
Spain	981	743	1,950	2,693
Mexico (2)	(-589)	92	82	174
Peru	(-81)	113	148	261
United Kingdom	713	164	450	614
Uruguay	127	18	11	29
Venezuela (3)	159	1	1	2
Others	228	63	10	73
Total	5,031	2,812	7,306	10,118
(1) Contribution to the consolidated profit before taxes for 2018, adjusted for the coupon corresponding to the undated deeply subordinated securities. The consolidated financial statements of the Telefónica Group are drawn up in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting regulations applicable in each of the countries in which the Group is present may differ from the standards set by the IFRS.
The table above groups together all companies of the Group according to the country of their registered office. This grouping does not coincide with the distribution by segment of the Telefónica Group. The results by country include, as appropriate, the effect of the allocation of the purchase price to the acquired assets and the liabilities assumed. The results by country exclude income generated by dividends of Group subsidiaries, as well as the change in the provision for impairment of investments in companies of the Group, which are eliminated in the consolidation process.
(2) This includes the impairment of goodwill allocated to Telefónica Móviles México recorded in 2018, amounting to 350 million euros.
(3) The financial result derived from the correction for hyperinflation of the net monetary position and of the exchange differences due to balances in foreign currency of Telefónica Venezolana was 219 million euros in 2019. The expense for deferred tax liabilities corresponding to the adjustments due to inflation of net assets which, according to the current tax legislation in Venezuela, are not tax deductible amounted to 186 million euros in 2018. The loss after tax of Telefónica Venezolana in 2018 amounted to 34 million euros.

Telefónica, S.A. 19

2018 Consolidated Financial Statements

1.4.6. CONTRIBUTION TO SUSTAINABLE DEVELOPMENT GOALS
We play an important role in the 2030 Agenda of the United Nations and in achieving the Sustainable Development Goals (SDGs) because, as we have seen, new digital technologies are today one of the main driving forces behind economic and social change.
Accordingly, we made a detailed analysis of our capacity for contributing to the SDGs in 2016 and we update the study each year. Our aim is to evaluate development during these first 3 years and constantly adapt our priorities and lines of action.
Specifically, our business has a clear impact on 'Goal 9: industry, innovation and infrastructure'. However, our commercial activity and technological solutions mean we are capable of actively contributing to other goals, such as 'Sustainable cities and communities' (SDG 11), 'Decent work and economic growth' (SDG 8), 'Gender equality' (SDG 5), 'Climate action' (SDG 13) and, through Fundación Telefónica, 'Quality education' (SDG 4).
THE SDGs and STRATEGIC OBJECTIVES OF TELEFÓNICA

SDGs	TELEFÓNICA’S GOAL
SDG 9 Industry, innovation and infrastructure	.- Provide Internet access to 100 million people in Latin America by 2025. .- Improve LTE coverage and drive the deployment of 5G. .- Promote sustainable innovation projects.
SDG 4 Quality education	.- Transform the education of 10 million children by 2020.
SDG 5 Gender equality	.- 30% of executive positions held by women by 2020. .- Promote activities for sensitisation and raising awareness of unconscious bias for the entire workforce.
SDG 13, SDG 7 and SDG 12 Climate action Clean, affordable energy Responsible production and consumption
.- 50% reduction of GHG emissions (Scope 1+2) by 2030 (base year 2015).
.- Reduce power consumption by +70% per traffic unit by 2020.
.- Achieve 100% of electricity consumption from renewable sources by 2030.
.- Reduce 30% of emissions from suppliers/€ destined to purchase by 2025 (base year 2016).
.- Boost waste recycling.

SDG 8 Decent work and growing economy	.- Positively impact local tax collection and economies. .- Generation of quality employment.
SDG 11 Sustainable cities and communities	.- Promote Ecosmart services (10 tCO2 avoided / 1 tCO2 emitted) in 2021. .- Reduce or mitigate financial and environmental losses caused by natural disasters.
For each of the main SDGs identified as priorities, we have defined a number of medium- and long-term targets and indicators to help us monitor our contribution. This means we can strengthen and boost the lines of the Company’s business that most increase the positive impact we have on society. (See SDG Appendix)

Telefónica, S.A. 20

2018 Consolidated Financial Statements

1.5. A MORE HUMAN CONNECTIVITY
Technology reaches every dimension of the human being and society. There is no denying its positive contribution to our lives, our surroundings and businesses. However, it also brings uncertainties that lead us and our stakeholders to question its impact on our lives.
Technology should unite not separate; it should improve our lives, not take control; it should let us share experiences and opinions, not hide our existence or render us anonymous.
We are convinced it is people who give meaning to technology, not the other way round. In that belief, we work to ensure that technological progress brings a higher quality of life, free from fear.
Therefore, we have set ourselves a mission: to make our world more human, connecting people's lives.
We know that the most important connections are human connections. When we are connected, humanity not only exists, it progresses. Our work is key in that progress, and so we offer networks that unite rather than isolate, services that invite people to be themselves, to express themselves, to share and collaborate. Connections that ensure the safety, integrity and dignity of every individual and the groups to which they belong, leaving no one behind. Bringing people, companies and society together to prosper and enjoy.
We pledge to achieve our aim by working to our Company values:
We are open. We believe that the best solutions are found through collaboration, amiability and transparency at work. We are an open system in which everyone counts. (See the section '1.9. The vector of innovation')
We are challengers. We offer innovative solutions, we transform and simplify our stakeholders' lives. And we are not stuck in our ways; we are always willing to change to do things better. (See "1.10. CASE STUDY FLAGSHIP: Internet for All')
We are trustworthy. We work in an honest, simple, committed manner, offering safe, quality connections. We are still here after almost 100 years of constantly adapting to our customers’ needs. (See the section 2.8. Case Study Flagship Blockchain in the supply chain')

Telefónica, S.A. 21

2018 Consolidated Financial Statements

1.6. AN INCLUSIVE-PLATFORMS COMPANY WITH THE CUSTOMER AT THE CENTER
Today, Telefónica is a communication networks, digital services and entertainment company using technology to create a better, more inclusive society. Telefónica is committed to developing infrastructure and solutions that make the digital world accessible to everyone, whatever their location, economic status, knowledge or capabilities. That network is precisely the gateway to the digital world, giving meaning to communications, facilitating relations among people, speedy transmission, the acceleration of change and the exponential growth of many industries.
Telefónica is at the cutting edge of technological transformation through its platforms strategy:

•	First platform. The network, as the basis of connectivity.

•	Second platform. The information systems, as the source of digitalization.

•	Third platform. Offer of services and products.

•	Fourth platform. A centralized and normalized view of the data.

1.6.1. FIRST PLATFORM: The network is the basis of connectivity
The network is Telefónica's main asset, the platform that enables us to develop all the other platforms, our springboard for innovation. A network originally designed to carry voice traffic that has become a flexible, open, dynamic and secure data network, evolving through initiatives such as virtualization and 'cloudification', incorporating artificial intelligence technologies to improve its management.
Telefónica is the leader in Europe in the deployment of fiber. In Spain alone, there are more homes with fibre than in Germany, the United Kingdom, France, Italy and Portugal. That experience in the roll-out and connection of fiber has permitted the industrialization of those processes, which represents a competitive advantage as it considerably reduces costs, incidents and installation times, accelerating the execution of investments in each country.
That means replacing the old telecommunication networks based on copper infrastructure, which, in the case of Spain, have been in operation for over 80 years, with new, innovative technologies such as FTTX (Fibre To The Home, Fibre to the Curb, etc.). Telefónica Spain's goal is to be one of the first countries to complete the transition to fibre, for which we have implemented a gradual switch-off of copper exchanges, at the rate of 1 per day, until 700 exchanges have been shut down by 2020, thereby improving the quality of the service by reducing network outages by over 60%. Telefónica's fibre network is now able to deliver download speeds of up to 2.5 Gbps, and to evolve even further, to 25 Gbps, in the future.
The Group's FTTx/cable coverage at close of December was 82.7M premises passed* (50.5M of our own network, +14% year-on-year); 21.3M FTTH in Spain, 9.4M FTTx/cable in Latin America (+37% year-on-year) and 19.8M in Brazil; and the connected accesses grew by 21% year-on-year (13.2M), which means that over 44% of broadband customers enjoy speeds of over 50 Mbps. (*(premises passed: units passed with fibre to the home in the case of FTTH or with fibre to the wardrobe, to the home or VDSL or cable in the case of FTTx. The difference with households is that it includes premises and empty dwellings.)
The efforts made in the roll-out of 4G networks, with coverage in excess of 76% of our footprint, together with the commercialization of smartphones and the growth in the use of mobile data, have made it possible for many people and companies to benefit from the digital society. Evidence of that is the fact that average mobile data consumption per customer in our network is 2.6 GB/month, i.e. an annual growth of 53%. Likewise, LTE traffic accounts for 65% of all traffic in our mobile networks.

Telefónica, S.A. 22

2018 Consolidated Financial Statements

LTE – 4G network coverage (%)
	2018	Year-on-year variation
Europe	94%	3 pp
Latin America	70%	4 pp
TOTAL	76%	4 pp

Global smartphones penetration (%)
	2018	Year-on-year variation
TOTAL	68%	5pp
This network must grow and adapt in order to absorb the volume of data, which increases exponentially each year: between 2015 and 2018, data traffic in our mobile networks increased 4.3-fold, and 2.3-fold in land-line networks (4.7 Exabytes/month). So, Telefónica is reinforcing and transforming its main infrastructure, advancing towards a fluid network that adapts dynamically to customers' needs, with the greatest capacity and reliability. With our network virtualization program, UNICA, we can rollout new network functions and solutions in a flexible, efficient manner. In 2018, we launched UNICA in 11 countries and 2 global centers. Telefónica is leader in its sector in network virtualization, as reported by Analysys Mason in its 'Telco Cloud Index 2018'.
However, we think not only about the network, but also the devices we have in our customers' homes, in order to provide them with the best service. We have developed the HGU (Home Gateway Unit), a high-performance router which optimizes customers' WiFi and provides the best connectivity (up to 1Gbps). We have currently more than 4 millions installed HGUs in all our footprint. We also recently launched another smart device for the home: Movistar Home, which incorporates the artificial intelligence of Aura, so that users can manage the contents of Movistar+ and the communications and connectivity of the device in a user-friendly way.
Our attitude is one of openness and interoperability. Until now, network devices have been based on proprietary standards, which have increased costs and hampered flexibility. Proprietary standards can also be opaque in the way they process information. Telefónica is committed to the opening-up of standards and devices, with important global consortia such as TIP (Telecom Infrastructure Project) or ONF (Open Networking Foundation). That is already bearing fruits, such as 'Internet for All', which has made it possible to efficiently rollout infrastructure in the most remote, underprivileged areas of the Amazon region. (See CASE STUDY FLAGSHIP: 'Internet for All')
A key asset in the roll-out of connectivity is Telxius, a Telefónica telecommunications infrastructure company that manages a large number of towers in six countries (over 16,550 towers) and an international, high-capacity optic fibre cable network. Telxius offers advanced IP services, capacity, placement and security in its international network of some 87,000 km. Among other assets, it manages ten high-capacity underwater optic fibre cables, including the two highest-capacity cables in the world, MAREA and BRUSA.
Beyond the roll-out and updating of networks and the interoperability of devices, we are ready to respond to natural disasters, external factors and energy failures, etc. that could cause one-off disruptions in the service.
All threats to the service must be prevented in order to avoid serious losses that could affect business viability. To achieve that, we have developed processes, mechanisms and techniques that reduce the risks and ensure high availability in the Company's operations in crisis situations and emergencies. Accordingly:

•	We have early warnings and specially trained teams who undertake drills for different types of emergencies.

•
We coordinate the different platforms, which enables us to intelligently use the data we generate. Thus, the use of Big Data as a statistical and analysis tool for certain variables related to climate change or people's movement patterns helps us define more precise models and more useful scenarios when responding to emergencies and natural disasters. Those patterns can also assist governments and administrations in the management of the resources necessary to respond to such emergency situations.

Telefónica, S.A. 23

2018 Consolidated Financial Statements

•
We have Global Business Continuity Regulations which, among other matters, contemplate the controls necessary to ensure the security and continuity of our processes, defining the necessary management, roles and responsibilities. These regulations contemplate:

◦
Business Continuity Plan: Outlines the process and associated logistics so that the Company can recover and restore critical functions that have been partially or totally disrupted within a given time after an unwanted shutdown.

◦
Global Crisis System: By means of which we manage the high-impact incidents that threaten us. It has a Global Crisis Committee, which includes specialists depending on the type of incident (natural catastrophes, man-made incidents, cyber-threats, incidents in networks, incidents in information systems, etc.). The Committee acts in four phases: alert of the crisis at local level, evaluation of the impact at global level, development of the activity and implementation of the action procedures, and close of the crisis for return to normality.

◦
Ensuring resilient, high-quality infrastructure: We work to ensure that our network is of the highest quality, resistant to failures and protected from disruptions. We have innovative services in order to improve our ability to react to those situations, helping the civil population and local administrations to respond more efficiently. For example, satellite equipment maintains communications during the reactivation of infrastructures affected by a natural disaster. We have Cell Backhaul, BGAN (Broadband Global Area Network) and satellite telephone services, which have been used in those cases.

◦
Offering as much information as possible about the status of our networks and services at all times, even in adverse situations. Besides periodically publishing reports on the quality of our services, we also offer users tools to check the status of the mobile network in real time via the websites of our brands and countries, e.g. Movistar in Spain and O2 in the UK.

Significant network outages 2018
Incident	Outage of the O2 mobile data network, United Kingdom
Date	6 December 2018
Duration	24 hours
Impact	O2 customers and customers of O2's mobile virtual network operators were unable to use their mobile data.
Cause	An expired certificate in the versions of Ericsson software installed in the network. Similar problems affected a limited number of operators in several countries.
Corrective actions
The 2G and 3G mobile data services were restored in 17 hours. 4G mobile data services were restored in 24 hours. O2 issued an apology to its customers and compensated its entire customer base equivalent to two days for customers on monthly plans, a 10% additional top-up in the Pay As You Go service or a 10% discount on mobile broadband connections.

We also collaborate with governments, administrations and humanitarian organizations to strengthen response strategies.

Telefónica, S.A. 24

2018 Consolidated Financial Statements

Example of the main crisis and emergencies in 2018

Crisis	Eruption of the Fuego volcano in Guatemala. June 2018.
Type of crisis	Natural disaster
Impact
Approximately 1.7 million people affected. Over 100 fatalities and over 3 million people evacuated.
Damage to antennas and connectivity problems in the localities of Sacatepequez, Escuintla and Chimaltenan.

Actions
Connectivity was restored in an established average time.
The Central Protection Office provided every possible assistance and consultancy to collaborate with the Security and Network areas in case of need due to renewed activity by the volcano.
Telefónica Volunteers collected donations of 30,000 euros. Donations of medicines were also received.
We are collaborating on a project for the reconstruction of the José Martí school.

Crisis	Floods in Málaga, Spain. October 2018.
Type of crisis	Natural disaster.
Impact	Over 600 people affected, 1 fatality and considerable material damage.
Actions	Telefónica volunteers participated in the support work for victims, clearing ditches and channels in the most affected areas.

1.6.2. SECOND PLATFORM: The information systems, as the source of digitalization
Telefónica's systems, which make up the second platform, are also being transformed in order to adapt to the digital challenge. The barrier between the systems and the network is steadily being broken down. For some time now, Telefónica has been working to facilitate the integration of those two worlds, with the development of systems for the automatic management, configuration and monitoring of the network or the development of our own and third-party services.
Our customers demand a truly digital, personalized experience, control over the entire purchase cycle and subsequent use of the services and products, and their interaction with the Company from any place and any device. At close of December 2018, 65% of the processes were digitalized and managed in real time (+6 pp year-on-year), improving the 'time-to-market' and customer experience. Furthermore, 30% of the entire customer base had been migrated to 'Full Stack' systems (+7 pp year-on-year). Our aim is to consolidate that transformation, evolving towards end-to-end automation of the processes, inspired by 'zero touch', ultimately to unify the experience of customers with our brands.
The E2E Digitalization program, the roll-out of the main technological enablers and the constant review of our processes brought the following achievements in 2018:

•
A better digital experience in the sales process. The evolution of the digital marketing ecosystem, the personalization and contextualization of the offering by means of Advanced Analytics (better knowledge of and response to customers and over 80 cases of use implemented in Spain) have made it possible to reduce the sales cost and obtain 30% of the savings achieved in 2018. In Spain, 31% of Fusión sign-ups were completed via the online channel (+8 pp vs 2017).

•
Attention and management through digital channels, reducing the 'provision cost' (40% of savings), boosted by the automation of customer services (self-management), the use of the app and digital channels, while at the same time reducing the volume of calls to the call center by 17%. Particularly notable was the improvement achieved in Brazil (-27% calls to the call center; +22% use of the 'Meu Vivo' app).

Telefónica, S.A. 25

2018 Consolidated Financial Statements

•	Rollout of cognitive platforms at the Contact Centers, with the first cases of use in Brazil, and shortly in Peru in 2019.

•
Greater efficiency in the management of payments and collections, especially in Latin America, by means of operational simplification (20% of savings) and the introduction of the digital bill (Brazil +16 pp year-on-year; +5 pp in 4Q).

•	Automation of processes, with increases in quality and availability and a reduction in costs.

◦	In the provision and technical support processes, automation of the resolution of incidents (+30% year-on-year in Spain).

◦	Launch of robot development centers ('Robot Factories') in Brazil, Spain, Germany and most operators in Latin America (150 robots).
Indeed, we are leaders in digitalization according to Analysys Mason's 'Digital Experience Index'.

1.6.3. THIRD PLATFORM: Offer of services and products

1.6.3.1. Our residential customers
We work to win our customers' trust through simplicity, transparency and integrity. In our offer and in all the contacts with them, we strive to make their life easier in a permanently connected world.

•
First of all, we provide both land-line and mobile services, including voice telephony, as well as broadband access for access to value-added services, applications and content. On the other hand, Telefónica offers wholesale roaming services (use of mobile services while roaming internationally).

•
Telefónica offers its customers bundled or integrated services which, under one single invoice, provide our customers with access to all land-line and mobile voice, Internet, broadband and television services in one single package. An example of this is the Fusión service in Spain.

•
One of the main barriers to accessing the Internet, especially in some sectors of society, is the cost of services and terminals. Therefore, although the price per Gigabyte falls year after year, as part of our effort to bring connectivity to the entire population, we work on models and commercial proposals adapted to people with fewer economic resources. Prepay service models (55% of our mobile customer base) and specific broadband packages such as 'Charges per Day' (affordable Internet tariffs offered in several Latin American countries for access to connectivity services by low-income sectors), are just a few examples.

•
We are focusing our offer on more flexible and personalized options to provide customers with the possibility of a tailored product adapted to their needs. This is the goal of several initiatives recently launched in some of our main markets: 'Customize your plan' (UK), 'Vivo Easy' (Brazil), 'Connect' (Germany), 'Pack Digital' (Chile), 'Pasá GB' (Argentina) and 'Phoenix' (Spain, Peru and Argentina in 2018, extendible to others in 2019).

•
We help our customers manage their digital life. With services such as 'Smart WiFi', 'Security' or 'Connected Car', they can extend and manage their communications in a safe and accessible way that also takes into account the digital well-being of the whole family. Smart WiFi is available in 6 countries.

•
In video we have a global platform that offers traditional Pay TV, Video on Demand and multi-device access. We already have almost 10 million TV customers and the leading content offering in the Spanish-speaking world. Our growing capacity for producing our own content has brought successes that include Campeones, La Peste, Gigantes, Virtual Hero and El embarcadero.

Telefónica, S.A. 26

2018 Consolidated Financial Statements

•
Our Movistar Home service provides customers with voice-based management of their digital life. It is a way of recovering the land-line telephone in the home, turning communications back into something that connects and brings families together at home. It enables access to all our services through the voice of Aura. In addition, it makes it possible for our customers to use natural language with their devices.

•
Services accessible to all: In line with our commitment to placing technology at the service of society, we want to ensure that all these people can attain the benefits of digital transformation, building a more accessible world. To achieve this, the Company's global commitment to accessibility includes:

◦	The development of products and services adapted to the needs of people with disabilities, turning innovative and disruptive ideas into reality.

◦	Actions aimed at improving the accessibility of our customer service and communication channels.
Accordingly, within the framework of the global project Accessible Telefónica, we work to ensure that our value chain integrates the concept of 'Design for All', incorporating accessibility in our processes, products and services from design stage. We organize training and awareness-raising activities for employees and, in particular, for the developers of these channels and solutions.
In order to achieve technological solutions that enable access to information for people with disabilities, we work closely with leading disability associations to know more about the needs and demands of this segment. In Spain this is the case of Fundación ONCE e Ilunion, CERMI, CENTAC and FASOCIDE, among others.
This line of work has led to services such as the following:

◦
Movistar+ 5S: This service allows customers with hearing or visual disabilities to access the contents of the Movistar+ television platform using a three-way accessibility system: Spanish sign language, subtitling for the deaf, and audio description.

◦
Accessibility of the Movistar+ application, which ensures that disabled users can choose the film or series they want to enjoy on their own and then, use their terminal as an accessible remote control.

◦
Breaking Sound Barriers: An educational solution developed in collaboration with the Adecco Foundation and Ericsson that translates the teacher's explanation into simultaneous subtitling via a mobile application.

◦	uSound: A solution that converts the disabled person's smartphone into a hearing aid as an affordable alternative to hearing aids.

◦
As far as terminals are concerned, we provide information on the accessibility features of the mobile devices in our catalogue. This means, customers can identify the best terminals for overcoming visual, auditory, cognitive and dexterity difficulties through the use of icons.

In addition to our efforts to have a simple, accessible and innovative offer, we contribute to the Universal Service Fund in seven countries, which at the end of 2018 made a global contribution of 246 million euros. This is a public investment fund whose objective is to guarantee services for all users regardless of their geographical location, in compliance with quality standards and at an affordable price. The investment is controlled by the public bodies designated for this purpose in each country.

1.6.3.2. Our business customers
In the Business segment, Telefónica is working to position itself as the benchmark partner for SMEs, multinationals and wholesalers tackling the challenge of digital transformation. We leverage our assets to serve business customers anywhere in the world: 75,000 km. of fibre in our international networks, 25 data centers, 12 security operations centers, and 12,000 sales agents, among others.

Telefónica, S.A. 27

2018 Consolidated Financial Statements

Our services cover private networks that offer secure and reliable communications to businesses. Thanks to virtualization or SDWAN (Software Defined Wide Area Network), networks are more dynamic, adaptable and accessible. Our networks carry additional layers of security through ElevenPaths, which protect them from the growing number of cyber-attacks. We also enable the connection and management of thousands of devices through our IoT (Internet of Things) 'Kite' platform.

Telefónica's model is open, where new partners can enrich our service offer in accordance with our customers’ expectations. Accordingly, for example, in 2018 we reached global agreements with Netflix, Amazon and Microsoft to allow us to integrate the best services in a unique experience and meet our residential and business customers' digital needs.

We also help our customers with their own digital transformation by migrating their systems to the cloud using our Cloud services, in alliance with the main world suppliers (AWS, Google etc.). And finally, the transformation of their business through data with LUCA, our Big Data unit.

In the Business segment we have a 'lego-like' value proposition, where our digital services and those of our partners are at the top of the New Digital Core (Communications Services + Cloud + Security).

For this proposal we work to a model of continuous improvement, based on optimizing processes, appropriately structuring functional areas and digitalizing interaction with the customer. This proposal is deployed in each sub-segment according to customers' requirements.

SMEs: Improving the experience and satisfaction of small and medium enterprises
Throughout 2018, under the levers of personalization, convergence, end to end vision, digitalization in customer service processes and the automation of tasks in our Contact Center, we have achieved notable improvements in customer experience. We highlight the following:

•	New global technical support model, implemented in several Latin American countries, significantly reducing complaints and billing adjustments.

•	New operating model for after-sales service, transformed to increase customer satisfaction and offer a personalized, digital experience.

•
Digitalization of our customer service through the development of new customer service channels (Live Chat, APP and Web) and the automation of our internal processes, together with the application of analytics techniques to our operations.

Large Enterprises: Creating committed customers
Our Large Customers' requirements have evolved towards the search for ad hoc solutions and experiences. Accordingly, we have developed a large number of programs to strengthen our relations and effectiveness in this segment. Here, the main achievements in 2018 are as follows:

•
'Customer Centric Leadership' program, which implements an excellent relations model, placing the customer at the center of decision-making processes and creating relationships of loyalty and commitment.

•	'Voice of Customer' Program (VoC), which gives us 360º vision, providing more efficient and effective responses and actions according to their needs.

•
Loyalty and awareness-raising initiatives, such as the following programs: operational improvement of the customer experience (1); awareness and communication of customer experience (2); and 'Zero Dissatisfied Customers' (3).

(1) Aimed at maintaining continuous contact with the client, understanding their expectations and launching action plans that meet their needs.
(2) Allows you to focus on the issues of greatest interest to the client.
(3) Its objective is to proactively identify dissatisfied customers and launch activities that change that perception.

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We are also already working on the creation of analytical models, using Machine Learning and Big Data techniques to develop proactive proposals and improve our personalized offer, customer loyalty and their link with our brands.

1.6.4. FOURTH PLATFORM: Normalization of data with cognitive experience
Our fourth platform processes all the data generated by Telefónica in an integrated manner, ensuring power and control for the customer and always placing privacy and security as the top priority. It ensures a set of consistent capabilities in our business management and provides greater flexibility for sharing the data generated through the services we provide with our customers.

As an absolute reference, the core of this initiative is the protection of our customers' privacy, providing them with tools to understand the potential of their data but also the risks involved when they are used in a non-transparent manner.

A centralized and standardized view of data allows us to apply artificial intelligence on an industrial scale to all our business areas, from operations to supply (LUCA, Aura, etc.). In particular, the technologies associated with Big Data and data analysis are proving an invaluable tool for serving our customers and contributing to a more digital and humane society by allowing, among other things, the analysis of indicators that increase understanding of the challenges facing different communities.

Examples of use cases developed with Artificial Intelligence capabilities on data include:

•
Advanced network planning system: It allows the design of our networks to take into account the customer experience from the very start, combined with the search for maximum coverage and optimal capacity in each cell.

•
Terminal recommender: It offers a personalised proposal for our customers when they have to change their mobile terminal. Based on the selection available, the proposal will take into account the features that best meet each person's needs.

1.6.5. OUR PLATFOFMS CREATE A MORE DIGITAL AND HUMANE SOCIETY
Telefónica works to build a better and more humane world through technology. And our platforms will allow us to contribute more than ever.
Today, it is no longer simply an aspiration; we now have real examples, such as digital inclusion. Thanks to the use of our platforms, this brings the digital world closer to everyone, regardless of their location, economic status, knowledge or skills. It helps reduce poverty, develop the economic and productive fabric, improve basic services and avoid gaps between connected and unconnected societies.

1.6.5.1. Customer satisfaction indicators
The experience of our customers, the quality plans designed for its improvement and the measurement of their satisfaction are strategic issues for Telefónica. Consequently, they are reported at the highest level in the Executive Committee.
Furthermore, at Group level, the Board of Directors has a specific Committee dedicated to Quality and Customer Service. Said committee meets five times a year to review, among other issues, the evolution of customer satisfaction and the main local and global initiatives in said area.
All Telefónica operators conduct monthly customer satisfaction surveys to hear their opinion on the service we provide. The surveys ask about the most relevant aspects of the business, such as network quality, our

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2018 Consolidated Financial Statements

commercial offer, service through different channels, invoicing, recharging and prices, etc. We then extract one of our main quality indicators: the CSI (Customer Satisfaction Index). This information leads to better relations with our customers and anticipation of their needs.
Offering our customers the best experience to meet their expectations is part of the DNA of Telefónica's employees. For this reason, for some years now, a part of the variable remuneration of the Group's employees has been directly linked to the Customer Satisfaction Index. We provide more information in the Corporate Governance chapter of this report.
In 2018, in the markets in which Telefónica operates, Telefónica's CSI was 7.64 out of 10, being the best historical fact and outperformed competitors in 11 markets.

Telefonica Group CSI
2016	2017	2018
7.46	7.58	7.64
During 2018 we incorporated the NPS to our quality and customer satisfaction monitoring model, closing the year with a result of 20%. By 2019 it will be one of the benchmark indicators in the Company's objectives. We seek to ensure that our customers are not only satisfied with the service we provide, but also that we establish an emotional bond with them that materializes in the recommendation of our services to their closest environment.
In addition, we measure the perceptions that society (client and non-customer) has of the Company's overall performance through the RepTrak model.  In this way, we know the emotional appeal of the brands (RepTrak Pulse) as well as the dimensions and business variables that most influence reputation. Our consolidated value of RepTrak Pulse in 2018 was 51.4 points on a scale of 100. This indicator has been incorporated since 2019 in the variable remuneration of the Company's employees.

1.6.5.2. Complaints system and customer defense service
Telefónica offers its connectivity services on a continuous and uninterrupted basis 365 days a year, 24 hours a day. Accordingly, we work to reduce the number of dissatisfied customers and the number of complaints in all our operations.
We also report the number of complaints and their resolution times in all the regulated markets in which we operate in accordance with the guidelines and parameters set by each country's regulatory body.

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Country	Regulatory body	Website	Service quality report
Spain	Secretaria de Estado para el Avance Digital/CNMT	https://avancedigital.gob.es/es-ES/Servicios/CalidadServicio/Paginas/Calidad.aspx	https://www.telefonica.es/es/acerca_de_telefonica/calidad/calidad-servicio
UK	Office of Communications (Ofcom)/Financial Conduct Authority (FCA)	https://www.ofcom.org.uk/home https://www.fca.org.uk/data/firm-level-complaints-data-sortable-table,	https://www.o2.co.uk/how-to-complain/complaints-figures
Germany	Bundesnetzagentur	https://www.bundesnetzagentur.de/	https://www.bundesnetzagentur.de/SharedDocs/Downloads/DE/Allgemeines/Bundesnetzagentur/Publikationen/Berichte/2018/JB2017.pdf?__blob=publicationFile&v=2
Brazil	Agencia Nacional de Telecomunicaciones (Anatel)	http://www.anatel.gov.br/institucional/	http://www.anatel.gov.br/consumidor/reclamacoes-na-anatel2/grupos-economicos
Argentina	Ente Nacional de Comunicaciones (ENACOM)	https://www.enacom.gob.ar/	http://datosabiertos.enacom.gob.ar/dashboards/20003/denuncias-y-reclamos/
Chile	Servicio nacional del consumidor (SERNAC) y Subsecretaria de telecomunicaciones (SUBTEL)	https://www.subtel.cl/	https://www.sernac.cl/portal/619/w3-article-54978.html
Colombia	Comision de Regulación en Telecomunicaciones (CRCOM)	https://www.crcom.gov.co/es/pagina/informes-de-procesos-de-la-crc	https://www.movistar.co/web/portal-col/atencion-cliente/proteccion-al-usuario/indicadores-de-gestion/enero-2019
Peru	Ministerio de Transportes, Comunicaciones, Vivienda y Construcción/Organismo Supervisor de Inversión Privada (OSIPTEL)	https://www.osiptel.gob.pe/	http://www.movistar.com.pe/indicadores-de-calidad
Ecuador	Agencia de Regulación y Control de las comunicaciones (ARCOTEL)	http://www.arcotel.gob.ec/ http://www.arcotel.gob.ec/atencion-al-usuario/ http://www.arcotel.gob.ec/arcotel-dispone-de-un-sistema-de-atencion-de-reclamos-para-atender-a-la-ciudadania/	https://www.movistar.com.ec/documents/581447/582114/2018_Q4_SMA-O-QoS-5_Par%C3%A1metros_de_Calidad_General_Oct_-_Dic_2018.pdf/02d05271-7168-4140-b591-1613834a6288
Mexico	Instituto Federal de Telecomunicaciones (IFT)	http://www.ift.org.mx/	http://www.ift.org.mx/usuarios-y-audiencias/informe-estadistico-soy-usuario-2018-julio-septiembre
For instance, in Spain, the Service Quality report is published quarterly on our Telefónica website as provided in Order IET/1090/2014 of 16 June, which regulates conditions relating to service quality in the provision of electronic communications according to the guidelines published by Spain's Secretariat of State for Digital Advancement (SEAD). In the last 6 years in Spain, the number of complaints in the residential segment has been reduced by more than 75%. For the business segment, the complaints reduction project began in 2016 and, in just 3 years, it has successfully halved the number of complaints.
Several pillars have contributed to this significant improvement in the service we provide to our customers:

•	The simplification of the offer with the arrival of convergent packages of Fusión from 2012.

•	The popularization of online procedures that allows customers to manage part of the process on their own.

•	The redesign and improvement of operational processes and commercial policies, involving all areas of the company.
For example, in 2018, resolution times at Movistar Spain were reduced by 25% for the land-line service: from 21 days to just over 16 days. And for the mobile service, they were reduced by more than 40%: from 30 to less than 13 days.

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Complaints systems
In all our markets we provide different channels for our customers to exercise their right to complain at any time 365 days a year, 24 hours a day, 7 days a week. The main ones include: call centers, online channels, our shops and mail post.
Customer Defense Service
Telefónica has a Customer Defense Service in Spain (the only operator to offer it since 2006) and Brazil, and it will soon be extended to other Latin American markets. This service provides a review channel for customers who have previously resorted to the ordinary complaint channels made available by Telefónica, thus acting as a second-instance mechanism.
This service is also responsible for identifying opportunities for improvement in the current processes and actions of the companies in the Group regarding their customer relations. It is simultaneously being set up as an entity independent of the Telefónica Group, which contributes to its objectiveness and impartiality when carrying out its functions and defending customers' rights.

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1.7. OUR RELATIONS WITH STAKEHOLDERS
Over the course of 2018, Telefónica continued its process of transformation and simplification, consolidating its impact on business and society. These two aspects - business and society - explain the Company's mission: to create a more human world in an increasingly technological setting.
This goal is the result of active dialogue with our stakeholders, enabling us to work together on Telefónica's value proposal and materiality while at the same time shaping the society of the future.
The Responsible Business Consultancy Panel was created in 2016 and has afforded structured dialogue with our main stakeholders in all the countries in which we operate. The Panel has two tiers: central and extended, covering all the places in which we do business and evaluating the most relevant material issues for each group. Through that platform for dialogue, Telefónica complements and reinforces each operator’s daily relations with local stakeholders. Telefónica's relations with its stakeholders can be summed up as follows:

INVOLVEMENT AND ACTION	Executive Committee of the Board	Who: Committee on Public Affairs and Regulation. What: Supervises, receives evaluation and sets guidelines. Frequency: Annually.
DIALOGUE AND COLLABORATION	Central Responsible Business Panel	Who: Panelists who are experts in sustainability and with a global vision. What: In-depth discussion of the issues identified and prioritized in the opening session. Frequency: Quarterly.
CONSULTATION	Extended Responsible Business Panel
Who: Panelists identified by internal areas based on their knowledge of the material issue and influence.

What: Structured consultation based on relevant issues common to our geographies.

Frequency: Half-yearly.

INFORMATION AND DIALOGUE	Local and international interest groups	Who: All local and global stakeholders. How: Through local and global areas, in relation to stakeholders. Frequency: Daily dialogue.

1.7.1. CENTRAL RESPONSIBLE BUSINESS PANEL
In 2018, following two years of collaboration, we changed the number of participants to further the debate and renewed 30% of the panellists in accordance with the Panel’s working principles. Today, it is composed of 12 organizations: Allianz, Bankia, Cambrige Business Ethics Center, David Rockefeller Center for Latin American Studies, eRevalue, Ericsson, European Women Shareholder, Fundación El País Digital,Gestamp, GSMA, Kreab y Systain.

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The Responsible Business Consultancy Panel met 3 times in 2018 and discussed key issues previously identified by the panelists:
a) Respect for human rights in the new digital context:

Privacy. Health and Safety Diversity and non-discrimination	Transparency Minerals in conflict	Due diligence Areas of influence

	LEARNING	CHALLENGES
GENERAL	**Respect for Human Rights is a complex issue.** It requires **regular evaluation of our activity** and its impact on all stakeholders, reviewing **policies, processes, associated KPIs, training...** **Respect for privacy and non-discrimination** are key in the challenges associated with new technologies: **Big Data, Artificial Intelligence...**	**Transparency** to create trust: **report the quantitative and qualitative impacts,** the resulting lines of action and the progress made. This is **respect at a global level**, requiring international standards that guide the development of new technologies in the digital environment: **Artificial Intelligence, Deep Learning, Edge Computing...**
DETAILS BY STAKEHOLDER	**CUSTOMERS** **Human rights by design** , to ensure comprehensive respect for human rights in all processes and products from the outset.Access to products and services. **EMPLOYEES** **Basic** training to raise awareness and **modify processes.**	**SUPPLIERS AND SOCIETY** **Define the different levels of responsibility and influence** in the value chain. Respect for human rights requires the collaboration and engagement of every player. Access to products and services.

b) Artificial Intelligence and the ethical dilemmas involved:

Privacy and Security Transparency	Ethics Innovation	Human Rights Training	Corporate Governance Regulatory Framework

	LEARNING	CHALLENGES
GENERAL	Advances in **Big Data and AI are today present** in our lives**, with their benefits and risks.** **Undertake impact assessments** to provide evidence of the potential for use, inclusion and new gaps. Use of **reliable algorithms** to incorporate **ethics into the design** and not work as "black boxes". **Internal Committees** to **monitor the impact and its implications,** consulting external, multidisciplinary groups of experts.	A cultural change **is needed** to make intelligent, **responsible use of data possible.** Not only with regard to obtaining/facilitating new data, but also on how to manage existing data in both organisations and people. The **international and intercultural perspective increases complexity**, given the different regulations, values, economic interests and levels of development.
DETAILS BY STAKEHOLDER	**CUSTOMERS** **Human rights by design** , to ensure comprehensive respect for human rights in all processes and products from the outset. Access to products and services. **EMPLOYEES** **Basic** training to raise awareness and **modify processes.**	**SUPPLIERS AND SOCIETY** **Define the different levels of responsibility and influence** in the value chain. Respect for human rights requires the collaboration and engagement of every player. Access to products and services.

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c) Talent and diversity management as growth drivers:

1.7.2. EXTENDED RESPONSIBLE BUSINESS PANEL
In 2018, the Panel welcomed the participation of 410 organizations in two consultation sessions, with methodological support provided by the Reputation Institute:

•	Individual, in-depth dialogue to identify areas for improvement: with experts from over 50 organizations, ending in February 2018 and results published in the 2017 Telefónica Integrated Report.

•	Online consultation: perception of the degree of progress and the relevance of the Sustainable Development Goals, with the participation of 367 organizations and 364 employees.
Participation in the consultation on the Sustainable Development Goals

Stakeholders Distribution
Customers	4%
Employees	50%
Strategic Partners & Providers	11%
Shareholders & Investors	1%
Government Entities	7%
Opinion leaders & media	4%
Society	24%

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2018 Consolidated Financial Statements

On this occasion, we evaluated each country’s awareness of the SDGs and their perception of Telefónica's performance for achieving said goals.

Country Distribution
Argentina	38.3%
Brazil	15.3%
Chile	4.8%
Colombia	12.2%
Costa Rica	1.8%
Ecuador	2.6%
El Salvador	3.6%
Guatemala	2.2%
Mexico	9.4%
Nicaragua	2.2%
Panama	4.1%
Peru	1.4%
Corporativo	2.1%

One of the main findings was that the countries and experts consulted had low-level knowledge of the SDGs and that the private sector was the most active in terms of their fulfillment and dissemination. We stand out among the most active organizations.
Telefónica's impact in terms of the SDGs was perceived as most prominent in goals 4, 9, 11 and 12. Our actions in this area reinforce Telefónica's reputation among the expert audiences, which scores us at levels close to 75 on a scale of 100, according to the Reputation Institute's RepTrak Pulse metric:

Expert Audience RepTrak Pulse
2016	2017	2018
62.9	69.2	74.1

1.7.3. DIALOGUE STRATEGY AT LOCAL LEVEL
In 2018 we updated the stakeholder map at the local level. In this way we identify those organizations that best represent our main audiences at the local level, according to the categories indicated in Appendix I.
Thanks to the update we have been able to launch initiatives in response to concerns in the different countries, mainly:

•
Creation of the Sustainability and Reputation Committee in Brazil, with functions that include supervising relations with stakeholders, identifying potential risks and taking actions to avoid or mitigate said risks.

•	Specific materiality analysis in Brazil, Panama, Guatemala, El Salvador, Nicaragua and Costa Rica.

•	Dialogue with suppliers on the prevention of corruption in Colombia.

•	Citizen roll-out of fibre optics in Chile, planned in collaboration with local authorities and residents' associations to convey all the benefits of the digital world.

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•	Presidency of the gender coordination platform, also in Chile.

•	The 9th Energy Efficiency and Climate Change Workshop, held in Argentina.
With regard to privacy, one of the most relevant material aspects was the presentation and discussion of the new edition of the Digital Manifesto in the main countries in which the Group operates.

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1.8. MATERIAL ASPECTS OF OUR BUSINESS
Dialogue with our stakeholders is the main basis for our materiality analysis. They help us identify the main issues we need to respond to and bring sustainability to our business.
To increase comparability and be more thorough, we take into account the materiality analysis of the Global e-Sustainability Initiative (GeSI), the indications given in the GRI Guide and our business targets. We also regularly validate results at local level.
Thanks to this methodology, we have identified seven priority issues across our value chain.
To evaluate the materiality of issues that affect the sustainability of our business, we take into consideration internal and external factors based on the degree of importance our stakeholders give to each one and their impact on society:

a.	Analysis of importance for our stakeholders: We take into account our stakeholders' expectations and reasonable interests according to their involvement and dialogue at the Company.

b.
Impact analysis: We award the status of 'significant impact' to impacts that affect the economy, the environment and society, and that are of concern to our stakeholders or have been identified as fundamental to our purpose and mission, competitive strategy and the expectations given in the international agreements and standards to which we subscribe, such as the SDGs of the United Nations and the GSMA.

The issues arising from this exercise in materiality define our Responsible Business Plan:

•
Digital trust: We have more and more personal information about our customers, which has increased the ability to relate much more data (Artificial Intelligence). We place great importance on the processing of this information being beneficial for our customers, guaranteeing their rights and having a positive impact on society. See more in the chapter titled '2.1.A safe digital environment for our customers'.

•
Telcos as driving forces for development: Our business is key to the progress of communities, businesses and individuals. We play an active role in the digitalization process and work to ensure digital inclusion and innovation. See more in the sections '1.6. An inclusive-platforms Company with the customer at the center' and '1.9. The vector of Innovation'.

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2018 Consolidated Financial Statements

•
Customer focus: At Telefónica we seek a relationship of trust with our customers, which is why we work under a principle of transparency; we listen to them, provide a quality service according to their expectations and anticipate their needs. See more in the section titled '1.6. An inclusive-platforms company with the customer at the center'.

•
Environment: Although our environmental footprint is relatively small compared to other sectors, we want to reduce the impact we have and solve environmental problems through digitalization. See more in the chapter titled '2.2.Digitalization and the environment', which also contains a specific matrix on materiality for these issues.

•
Ethical and responsible conduct: We work to ethical standards that can also be seen in the way our employees' behave. We see transparency as a key factor, combined with a culture of ethics and engagement and processes that prevent and punish improper conduct. See more in the chapter titled '2.6. A management framework for business sustainability'.

•
Supply chain management: The supply chain is a significant part of our business and reputation. In terms of regulations, analysts and investors, management and reporting requirements are increasing. Furthermore, our partners and customers (consumers and companies) demand responsible management. See more in the chapter titled '2.5. Suppliers, our allies'.

•
Attracting and retaining talent: Our employees are our greatest source of competitiveness and differentiation. Innovation is key to long-term continuity and possible only if you have the best talent and it is diverse and committed and you help your employees grow both personally and professionally. See more in the chapter titled '2.4. Our team sets us apart'.

In order to respond to all these material aspects, we have defined a Responsible Business Plan, led by the Corporate Ethics and Sustainability Department, which is reported monthly to the Institutional Affairs and Regulation Committee.
The Plan is mainly articulated by the following initiatives: customer promise and digital trust, supply chain; talent and diversity, environmental management and climate change; safety and health, human rights and sustainable innovation.
The initiatives are developed in a coordinated manner at global and local level, in the different markets, which allows us to adapt to the expectations of stakeholders in each area.

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2018 Consolidated Financial Statements

1.9. THE VECTOR OF INNOVATION
Innovation has been part of Telefónica’s DNA since the very beginning. Our strategy is based on striking a balance between in-house innovation, dedicated to our core business, and open innovation.
This means that 80% of the innovation work focuses on identifying future opportunities in our business - Core Innovation - and the other 20% on looking for new areas where the company can reinvent itself through disruptive models - Open Innovation. By doing this, we guarantee our capability to anticipate short, mid and long term needs as regards developing our own services and platforms and finding new opportunities that are yet unknown.
An intrinsic part of the innovation process is our commitment to developing sustainable innovative solutions that have a good impact on the environment and on economic and social progress in the regions where we operate. In addition, we promote accessibility of our products through technology in order to provide all groups with access to the digital world.
The following indicators reflect our innovation capability in 2016, 2017 and 2018.

	2016	2017	2018
Investment in R&D and innovation (million euros)	6,568	5,970	6,114
Investment in R&D and innovation / revenue (%)	12.62	11.48	12.5
Investment in R&D (million euros)	906	862	947
Investment in R&D / revenue (%)	1.74	1.66	1.9
Annual increase/decrease investment in R&D (%)	(-14.1)	(-4.8)	9.8
Patent portfolio	577	643	601
Registered patents	27	32	22
*These figures have been calculated using the OECD guidelines.

We invested more than 900 million euros in R&D in 2018.
Telefónica registered 22 new patent applications in 2018, 19 of which were European applications, one Spanish (all of them via the Spanish Patent and Trademark Office) and two Chilean applications. Telefónica registered 3 new industrial designs with EUIPO (European Union Intellectual Property Office) in 2018.

New assets generated in 2018	Filing office	Territory of the assets
22 Patents	20 OEPM (Spanish Patent and Trademark Office)	19 European patents 1 Spanish patent
	2 INAPI (National Institute of Property industrial)	2 Chilean patents
3 Industrial designs	3 EUIPO (European Union Intellectual Property Office)	3 EU designs

1.9.1. INTERNAL INNOVATION (CORE INNOVATION)
A large part of the innovation activities and projects are implemented by the Core Innovation area. Its mission is to increase our competitiveness by improving networks, communications and data, developing new products and experimental and applied research. To carry out its functions, this unit collaborates with external organisations and universities that share our goal of boosting technological innovation.

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2018 Consolidated Financial Statements

A key ingredient of this way of working is the Lean Startup methodology. Telefónica started applying this methodology to innovation projects in 2012. Lean Startup has enabled us to shorten the innovation process and do more with less with a clear market and customer approach. The model divides the design process into 4 phases which are developed up until the commercial launch, during which various targets must be achieved to determine the continuity of the project and whether it is adequate or to reject it:

•	Phase 1: Pre-ideation

•	Phase 2: Ideation

•	Phase 3: Stage-gating

•	Phase 4: Deployment

Another main internal pillar is seeking ideas from employees and creating an in-house innovation culture. Through the 'IN_Prendedores' global program we integrate all assets dedicated to innovation in order to provide funding and resources to the best ideas submitted by employees.
Within this framework we have promoted projects associated to security, sustainability the Internet of Things, connected home, online channels and others. The most noteworthy are the Internet for All projects, Niji (security) or Smart Cities and Smart Energy (Internet of Things).
Telefónica continued working on edge computing technology throughout 2018 in order to enhance the quality of the services it provides to customers. This year the first global virtual switchboard with real customers connected was deployed, creating the first multi-access edge computing laboratory in the world (residential, business and mobile).

1.9.1.1. Innovation in networks and communications
The main goal of this activity is to get our infrastructures ready for the future by building a high-capacity, programmable, flexible, scalable and open multi-service network capable of offering the features that our new services will demand in a financially sustainable manner through network virtualization.
We continued fostering research and development of new 5G networks in 2018. In the long term, our networks and information technologies will integrate with a shared and ubiquitous high capacity network based on using high performance and programmable general purpose hardware that will offer transport, routing, storage, and process execution resources.
The European Commission and IT industry are working on the '5G Infrastructure Public-Private Partnership' (5G PPP) in order to rethink the current infrastructure and create the next generation of networks and services that will provide ultrafast ubiquitous connectivity and enable services to be provided under any circumstances.

1.9.1.2. Innovation in new products and solutions
We are working on developing solutions and applications associated to the digital world, advanced user interfaces, television and multimedia content distribution and other added-value services, leveraging the potential of the telecommunications infrastructures deployed.
More specifically, the main activities in 2018 were associated with developing customer-based network services, Big Data and data analytics services, video and multimedia services, and advanced business, the Internet of Things (IoT) and cognitive digital marketing solutions, applying Artificial Intelligence to company sales processes in order to personalize the relationship with customers of solutions that strengthen identity authentication security, thereby enhancing security and the user experience.
In 2018, 5G based solutions such as the 5G self-driving bus and the pilot of the first mobile 4K television demonstrator in Spain were developed. Enhancements to the Movistar+ user experience were also promoted with applications like Xtreamr.

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1.9.1.3. Disruptive, applied and experimental innovation
We have innovation teams that analyze the future possibilities of technology. The results of these innovation activities and areas include the creation of the Internet of Things (IoT) and Artificial Intelligence business units, which have become strategic areas for developing our business. We have also worked with universities, suppliers and internal bodies in areas like networks, the future of the Internet and automatic learning.
Mobile data is a constant source of extremely useful information about human activity. No other data source can currently provide such a high level of global data flow and scope. For this reason it is the data of choice for analyzing any human behavior that involves mobility. In many cases mobile data is complemented by other data sources that can be applied, for example, to understand and stop infectious diseases from spreading or for crime prevention. Telefónica is currently developing Artificial Intelligence related research projects to analyze online abuse. In addition, we continue positioning the company as a pioneer in the development of blockchain technology.
In addition to the development projects that enable us to offer our customers innovative solutions, we have initiatives designed to address some of the major global challenges whilst generating a sustainable business model for our company. This is what we call sustainable innovation and at Telefónica it is built on three pillars or subjects:

•	Connecting everyone: Connectivity projects in remote areas, portable communications as emergency response or accessible connectivity services for groups with disabilities.

•	Protecting the planet: Renewable energy solutions, energy efficiency and circular economy, both for internal application and for marketing (Ecosmart solutions).

•	Sustainable societies: Sustainable transport solutions, intelligent cities or digital development of the rural environment. Smart Agro solutions or Open Government services.
The activities conducted in 2018 include the '4th sustainable Innovation Initiative', in which 155 projects were submitted from teams and employees in the countries where we operate, the startups in the Wayra and Open Future ecosystem and Telefónica suppliers. We promote projects that address the United Nations Sustainable Development Goals.
The projects promoted by this edition of the Sustainable Innovation Initiative were:

a.	Producing Right!
A solution to help farmers gradually improve their production methods, taking into account social and environmental aspects. This project focuses on the food crises that are becoming more recurrent due to the advancement of climate change and directly affect people, such as the case of climate refugees. It will be developed in Ecuador by the BovControl startup, accelerated by Wayra Brazil, and the LUCA Big Data for Social Good team.

b.	Electricity and Connectivity for All.
A Telefónica and Acciona.org solution for creating a business model that rolls out connectivity and electricity to remote areas of Latin America with a pilot program in the Napo river basin, Peru.

c.	IoT drones for traffic control.
Development of IoT drones that could be controlled from the traffic control center via a mobile network and send real-time information on road and traffic conditions and provide connectivity to remote areas. This solution would be very useful in a road emergency to reduce the response times of emergency services and provide the information necessary for acting in real-time.

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2018 Consolidated Financial Statements

d.	VIVO Financial Assistant.
Build a financial education platform integrated with Aura virtual assistant to help reduce the financial gap in Brazil through education and digital innovation.

e.	Constant measuring of radon gas levels.
Radon is the second leading cause of lung cancer in the world, after smoking. Constantly detecting the concentration of this gas in closed spaces via the IoT spaces enables mitigating measures to be implemented.
This area of activity also includes Telefónica Alpha, Telefónica’s disruptive innovation subsidiary, which has become Europe’s leading moonshot factory, or in other words, the leading factory of solutions designed to invent and create technologies that could make the world a radically better place. Alpha mainly works on mid and long-term projects with a large social impact and more specifically, it is currently working on solutions that seek to resolve some of the major challenges associated to health and energy.

1.9.2. OPEN INNOVATION
Telefónica's strategy, in the area of Open Innovation, is based on supporting innovative companies that they are in different stages of development. Thanks to our Telefónica Open Future units and Wayra as well as the Innovation Funds, we have global and open programs designed to connect entrepreneurs, startups, investors and public and private organizations around the world.
The main goal of these programs is to develop and foster talent and technological entrepreneurship in the local ecosystem where Telefónica is present in order to incorporate the innovation of the startup it supports in the company. It does this by promoting project scale up and companies and detecting and supporting talent at any stage of maturity.
Our more than 60 open innovation hubs are a single point of access for startup to sales acceleration programs with Telefónica and with our corporate partners, investors, governments and public institutions. We promote the global entrepreneurship ecosystem, supported by more than 140 public and private partners that extend our service offering and provide our entrepreneurs with access to events, competitions, funding rounds, etc.
We currently operate in 17 countries in three continents and have an active portfolio of more than 400 startups, 20% of which do business with Telefónica units and more than 100 have developed applications and services that are integrated with Telefónica; 60% in Latin America and 40% in Europe.

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2018 Consolidated Financial Statements

1.9.2.1. Entrepreneurial ecosystem
Wayra is the global interface between Telefónica and the entrepreneurial ecosystem. As a strategic partner, Wayra operates through 11 hubs in 10 countries: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain, United Kingdom and Venezuela, taking entrepreneurs from these ecosystems to a global scale. Its mission is to connect innovators with Telefónica to create joint business opportunities or operating efficiencies.
In 2018 we relaunched Wayra with the aim of accelerating and investing in technology companies that are more mature and that fit in with the Company's strategic projects or in fields such as Big Data, Artificial Intelligence, Internet of Things, cybersecurity or fintech. Coinciding with this relaunch, the value has been placed on the new IoT activation program; a program especially aimed at startups that need to boost the development of Internet solutions for Things by making exclusive services and tools available to creators, developers and entrepreneurs so that they can try out new IoT solutions for free to reduce the time it takes to launch onto the market.
In 2018, the agreement between Renfe and Wayra España for the development of the TrenLab project stands out, which launches three major business challenges for the innovation and entrepreneurship community: Digital Mobility, Digitization of Operations and On-Demand Logistics.
Additionally, we collaborate with public and private partners, generating spaces for entrepreneurship with the Open Future hubs, which offer physical work space, mentoring, access to exclusive offers from commercial partners, etc. Companies that do not yet have a viable product or that generate business are potential candidates to enter the Open Future programs. We have 50 hubs in 16 countries that reinforce Wayra's hub network.

1.9.2.2. Investment Funds
Our network of venture capital innovation funds includes public and private co-investors for the financing and acceleration of technology companies. This capacity to attract external capital multiplies the investment capacity and extends its scope. We have a total of 9 investment funds through which we have invested in more than 100 startups in Europe and Latin America, with presence in Spain, Brazil, Chile, Colombia, Mexico and Peru.
At the same time, we have a corporate investment fund, Telefónica Ventures, with scouting offices in Silicon Valley, Israel, China and Spain. Through this fund we invest in mature startups aligned with Telefónica's global strategy, which can sign agreements to provide their services to the Company's millions of customers.
In summary, our main open innovation data are:

•	More than 400 startups in portfolio/active.

•	More than 100 startups working with Telefónica.

•	16 countries.

•	More than 60 Open Future and Wayra spaces.

•	4 scouting centers in Silicon Valley, Israel, China and Spain.

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2018 Consolidated Financial Statements

1.10. CASE STUDY FLAGSHIP: Internet for All
What is it...
Almost 100 million people are not connected(1) or suffer from poor connectivity(2) in the countries where Telefónica carries on its business, mainly in Latin America. For this reason, we have launched our Internet for All programme, which reinvents how we design, deploy, operate, maintain and commercialize networks to take profitable mobile Internet access to the entire population.

With a focus on minimizing costs to ensure economic sustainability, we have designed a new open business model with a flexible and secure architecture to outsource our networks for management by new partners, i.e. rural operators, while maintaining end-to-end control by Telefónica.

In short, we are reinventing the concept of a 21st-century Telco through innovation, efficiency, a new supply chain, open technology and operations based on a start-up model.

(1) People not connected
People without connectivity. Citizens living in areas without land-line or mobile connections of any kind (voice or data) provided by any operator. General characteristics: remote populations (more than 20 km from the nearest town), small populations (less than 800 inhabitants) and geographically complex (deep forests, mountains or deserts).
(2) People with poor connectivity. Those who have at least one operator's mobile voice service or where connectivity is not good enough for a quality Internet experience (e.g. insufficient satellite link). General characteristics: medium-sized (fewer than 3000 inhabitants) and dispersed populations (more than 10 km from the nearest town).

Our goals...
By the year 2025, we aim to reach 100 million people who are either not connected or suffer from poor connectivity in Latin America.
Why it is important...
Connectivity and access to the Internet are proving to be key to addressing the challenge of digital inclusion and improving the economic and social development of more underprivileged communities. In Latin America, thanks to the adoption of the Internet and, mainly, mobile broadband, we are reducing one of the main barriers to digital inclusion by providing infrastructures and connectivity for rural populations who have been generally ignored.

Digital inclusion offers opportunities at different levels:

•	Redefinition of business models

•	Access to education

•	Financial inclusion

•	New models of health systems

•	Creation of new types of employment

•	Driving force for economic growth

These are all key opportunities for maintaining growth levels in developing countries.

However, the Internet for All programme not only has an impact on society, but is also an opportunity for economic growth for Telefónica. It affords the possibility to evaluate new business models and connectivity technologies in geographical areas not explored until now, increasing our customer base in new markets.

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2018 Consolidated Financial Statements

What we have already achieved...
In 2017 and 2018, we have incubated this rural connectivity model in Peru, bringing Internet access to part of the population in remote areas of the country.

Project coverage up to now :

•	421 sites

•	1,941 rural villages

•	516,531 people

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2018 Consolidated Financial Statements

1.11. STUDY CASE FLAGSHIP: Roll-out of fiber in Spain
What is it?...
Completely replacing Telefónica’s fixed network in Spain, based on copper, with a fiber optic network(1), which entails the following processes:

•	Fiber optic deployment

•	Customers migration between technologies

•	Shutting down the copper network.

•	Compaction of the network and closure of technical buildings.

•	Dismantling of the copper network and recycling of its components.
Telefónica is Europe’s FTTH Leader: There is more fiber in Spain than in UK, Germany, France, Italy and Portugal. We close 2018 with 21million premises passed which means 71% of Spanish homes.

Thanks to fiber optics, Telefónica would have a network that is better prepared for the future and that can cope with the demands of 5G, virtualization and services such as Cloud/Edge Computing, Big Data or Analytics.

Why is it important?...
Fiber is much more efficient than copper and it plays a key role in sustainable connectivity. Specifically, this initiative represents:

1.	Greater simplification and environmental efficiency in the operation of our business:

•	Simplification of processes: The processes of provision and maintenance would be on a single access network.

•	Space savings: fiber: 10 times less cross-section, 100 times more capacity. A 2,400-pair copper bundle serves 2,400 customers. A 256-fiber cable serves 16,384 customers.

•
Quality of the network and reduction of maintenance and support resources: With fiber half as many faults occur as with copper, which reduces the number of call-outs, the need for spare parts and logistics.

•	Closure of exchanges: fiber optic connections have 4 times more range (distance) than copper connections, which means that we could progressively be closing technical buildings

•	Energy savings: Access by fiber consumes between 7 and 20 times less energy per user (> 85% efficiency) than access by copper (depending on the use of the equipment)

•	Circular economy: The closure of the copper network allows the recycling of plant equipment and the recovery of cables to obtain secondary raw materials: metals, rare earths, etc.

2.	A new model for relationships between customers and services based on self-installation/self-provision, flexibility and immediacy.

3.
A social and economic impact on people, companies and territories. Facilitating digital education, entrepreneurship, new business models and relationships, greater work-life balance, better access to health services and the establishment of population in rural areas.

(1)Subject to public funds award for the broadband coverage‘s extension

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2018 Consolidated Financial Statements

Our objectives...
In line with our global objectives, this transformation project seeks to achieve maximum business and environmental efficiency in the deployment and maintenance of our network. In a exponential data traffic growth scenario, we have set the following objectives:

•	100% of consumer customers migrated to fiber in 2025.

•	To reduce energy consumption* through:

◦	Shutting down the copper network and the related IT systems: 700 technical buildings in 2020.

◦	Huge data volumes management & transmission efficiencies.

* In 2018 we have managed to reduce our energy consumption by Petabyte 63% compared with 2015.
What we have achieved already: 2015 - 2018...
Between 2015-2018 we have achieved important impacts in:
Impact on the business:
Spain has the largest fiber-to-the-home network in Europe (larger than the current networks of Germany, France, United Kingdom, Italy and Portugal), with about 4 million connected customers and more than 21 million premises passed.

Environmental impact in 3 years:

•	208 GWh of energy saved in the period.

•	56,500 tCO2 avoided, equivalent to the carbon captured by more than 900,000 trees.

•	300,000 elements switched off.

•	255 exchanges closed.

Social impact:
Various studies indicate that communities with high broadband connections have higher GDP than others that do not have this type of connection, with an increase of 1.1% in GDP.

Source:(2011). Broadband Consumer Research. Sosa, D. (2015). Early Evidence Suggests Gigabit Broadband Drives GDP.

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CHAPTER 2
STATEMENT OF NON-FINANCIAL INFORMATION, DIGITAL RESPONSIBILITY AND WELL-BEING
2.1. A safe digital environment for our customers
2.2. Digitalization and the environment
2.3. Committed to social well-being
2.4. Our team seats us apart
2.5. Suppliers, our allies
2.6. A management framework for business sustainability
2.7. CASE STUDY FLAGSHIP: Energy efficiency and IoT
2.8. CASE STUDY FLAGSHIP: Blockchain in the supply chain
2.9. Appendix

Telefónica is committed to create long-term value by building the pillars of our future world and adopting more sustainable and inclusive economic models. We believe in a sustainable world, in the broadest sense: socially fair, environmentally safe, economically prosperous, inclusive and more predictable. With this, we mean:

•	Create long-term value for our stakeholders through the development of innovative and competitive digital products, oriented to fill unmet needs of our customers.

•	Do business in a financially, environmentally and socially responsible way.

•	Anticipate, adapt and create new business opportunities from changes in our environment of business.

We make large investments in the countries in which we operate to promote and encourage a digital economy aim to increase the welfare of humanity. Our networks are the basis and the heart of the digital economy. They allow to create, capture, grow, enable, love, play, have fun, understand, learn, invest and to do good to our society. With a value-based strategy that promotes transparency and integrity in the relationship with all our stakeholders.

This chapter is about how we do it, focusing on the key aspects that drive our business, (See chapter "1.8 Material aspects of our activity"):

•	Digital Trust, built around privacy, security, Artificial Intelligence and responsible use of technology.

•	The efficient use of the environment and natural resources.

•	The development and welfare of the communities in which we operate.

•	Our human team, including both the staff and the supply chain.

2018 Consolidated Financial Statements

2.1. A SAFE DIGITAL ENVIRONMENT FOR OUR CUSTOMERS
2.1.1. STRATEGY: GENERATING TRUST
Having the trust of customers is the raison d’être of Telefónica's Promesa Cliente and becomes even more relevant in an interconnected and constantly changing digital environment. We want customers to feel safe using our products and services; not to have to worry about the privacy or security of their data and to be aware that we respect their rights at all times by offering them choices regarding the use of their personal information. In short, we want our customers to be in control of their digital experience.
To generate this trust, we have defined a strategy based on four pillars that constitute our commitment to the customer:

Customer promise
Digital Trust
Privacy
Transparency and access to take control of the data
Security
Reliability and security of networks / systems to ensure privacy
Artificial intelligence
Transparency and access to take control of the data
Responsible use
Promotion of responsible use to protect vulnerable groups as minors
Digital Trust from Design

In each of these pillars, we have policies and processes that not only ensure compliance with growing regulation, but also increase transparency about how we manage data privacy and security and how we use Artificial Intelligence. We also believe in the concept of “digital trust by design” incorporating these policies into the design, development and management process of our products and services.
In addition, in view of the impact that new technologies and developments based on Artificial Intelligence have on people’s privacy and freedom of expression, we have incorporated it into the due diligence process detailed in the human rights section. As a result of this work, different lines of action have been considered in each of the pillars that help to prevent and/or mitigate the impacts that we may cause due to our activity and the context in which we operate and which we develop in this chapter.
In this way we ensure that our customers are informed at all times on:

•	How and why your data is collected, stored and used.

•	The fact we protect your data with a maximum level of security.

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2018 Consolidated Financial Statements

•	The fact we commit ourselves to using artificial intelligence ethically.

•	The fact we promote the responsible use of technology, especially when it comes to vulnerable groups such as minors.
The body responsible for all issues related to digital trust is the Board of Directors, as reflected in the governance section of each of the issues.

2.1.2. WE RESPECT THE RIGHT TO PRIVACY
We establish a management model with clear responsibilities: Governance
The person responsible for the Company’s personal data protection function is the Data Protection Officer, who reports directly to the Board of Directors of Telefónica, S.A. through the Audit and Control Committee. To ensure compliance with this function, the different corporate areas meet biannually in the Monitoring Committee Governance Model and the Local Data Protection Delegates.
We also have a Chief Data Officer, who forms part of the Executive Committee and participates in the Monitoring Committee, to define and monitor the implementation of the Company's data strategy.
We define policies and processes
We promote and review different policies and processes to strengthen our commitment to the right to privacy of all those to whose data we have access. To meet the expectations of our customers, we actively involve them in the development of these policies and processes, for example, through focus groups and pilot tests in different channels.

•
Global Privacy Policy: In September 2018, we updated our Global Privacy Policy to build a digital experience based on trust. This policy guarantees our customers control over their personal data when they are processed by Telefónica. It establishes obligatory rules of common behavior for all the Company’s entities, laying the foundations for an approved privacy culture based on the principles of legality, transparency, commitment to the rights of the data subjects, security and limitation of the retention period. Thus, while responding to the General Data Protection Regulation, applicable in Europe, we increase the standards in this area in the other regions where we serve.

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2018 Consolidated Financial Statements

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2018 Consolidated Financial Statements

•
In addition, we approve the Data Protection Governance Model which establishes the strategic, organizational and operational and management framework applicable to the different actions in the field of data protection.

We put it into practice, increasing transparency and facilitating dialogue:

•
Global Privacy Center: In 2018 we are working to improve the Global Privacy Center, which is the public reference point for our privacy and security policy and processes. There our customers can find all relevant information in an easy and understandable way. One example of this is the video that contains the main aspects of the Global Privacy Policy.

•
Operator Privacy Centers: These centers help us extend and implement global customer privacy policies and processes locally. In 2018, we expanded the number of local Privacy Centers available on commercial websites, thus covering 8 of the 17 countries where we operate: Germany, Argentina, Brazil, Colombia, Ecuador, Spain, Peru and United Kingdom.

•
Transparency Report: We have published the third report on the requirements received from the authorities in the 17 countries where we operate about legal interception, access to metadata, blocking and filtering of contents and suspension of the service.

For any requirement we follow a procedure which simultaneously guarantees the fulfillment of our obligations in terms of collaboration with these authorities and the protection of the fundamental rights of the people affected, in accordance with what is set out in our section on respect for human rights.

•
AURA Personal Data Space, available in 2019: As part of our principle of transparency, Telefónica provides its customers with access to the data they generate during the use of our services. Through Personal Data Space, each user will be able to view and download the information that has been processed and recorded in 4th Platform, albeit in accordance with the applicable regulations from the point of view of privacy. For example, in Europe this processing will be fully aligned with the European Data Protection Regulation (GDPR). It is important to note that such information will be displayed in a clear manner for customers. This is an example of Telefónica’s commitment to bringing the world of data closer to each individual and eliminating technological barriers. The Personal Data Space will be available, from 2019, through AURA for our customers as the capabilities of the 4th Platform are deployed in different countries.

•
Voluntary mediation system with AUTOCONTROL: Operational since January 2018, to provide an agile response to complaints related to identity theft and the receipt of unsolicited advertising. The procedure, developed by the Asociación para la AUTOrregulación de la Comunicación Comercial (AUTOCONTROL), in collaboration with the Agencia Española de Protección de Datos (AEPD), has the participation of Orange, Telefónica and Vodafone and is open to other entities. This information can be found in the Movistar Privacy Center.

•
Responsible Business Channel: We have an external channel where all our stakeholders can consult or make a complaint about any aspect related to the Responsible Business Principles. During 2018, three communications associated with privacy and none with freedom of expression were processed, responded to/remedied, as appropriate.

2.1.3. WE CREATE A SAFE ENVIRONMENT
With a management model with clear responsibilities: governance
The person responsible for the Company’s security function is the Global Director of Security and Intelligence. He participates in the Executive Committee of Telefónica S.A., and the Digital Security Committee, created in 2018, and reports to the Board of Directors of Telefónica, S.A. through the Audit and Control Committee and the Regulation and Institutional Affairs Committee. For governance and coordination purposes, he chairs the Global Security Committee, which includes the corporate heads of the other business areas (compliance, audit, legal, technology and operations, human resources, Chief Data Officer, etc.), in addition to country security directors. The Committee has been delegated the authority and responsibility by the Board to establish the

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2018 Consolidated Financial Statements

global security strategy, as well as to lead the regulatory framework in this area, guide and govern global security initiatives. Similarly, there are local and functional security subcommittees chaired by the Security Officers, which collaborate in the definition of global strategy and implement them in each country.
The creation of the Cybersecurity Advisory Board is an essential lever to support the Company’s comprehensive digital security strategy. The Board is composed of renowned experts in the fields of information security, cybersecurity and technology.
We promote and periodically review policies and processes
They are necessary to achieve a level of security that guarantees the adequate protection of the information and the technologies that process it, so that all customers can use our services with confidence.

•
Global Security Policy: The Global Security Policy is governed by national and international standards and regulations on physical and logical security, and establishes the guiding principles that are applicable to all the companies that are part of Telefónica. Its objective is the effective and efficient protection of company assets to facilitate the viability of the business, including people, physical assets, networks, technologies, sites, applications and information itself. As such, comprehensive security encompasses physical security, operational security (of people and goods), information security, cybersecurity, information technology security, network security, business continuity, fraud prevention, as well as any other relevant area or function whose objective is corporate protection against potential damage, whatever it may be, or possible loss.

This policy is developed in the Global Security Regulations and associated regulations that establish the necessary controls and processes to guarantee security in each specific domain.
Lines of action
The Global Security Committee annually reviews and approves the Global Strategic Security Plan, which is submitted to the Company’s Management Committee through the Global Security Director. In 2018 the focus of the plan has been the execution of structural initiatives in operational security and digital security.
Operational security
In this area, the Company invests a continuous effort in improving its physical protection capabilities for infrastructure and assets.

•
Business Continuity: This is ensured through the establishment of capacities and operational procedures that provide appropriate mechanisms to ensure the minimum impact and the best response time for a return to normality. For this reason, business continuity groups have been created in those geographical zones that did not have them, local business continuity plans have been standardised and new tools are being implemented to facilitate the recovery of continuity and enable a global vision of the associated risks and their management.

In addition, in those geographical areas where there are critical infrastructure requirements, we work closely with the regulator and other relevant public bodies to guarantee compliance with the technical, operational and documentary requirements necessary to achieve the levels demanded.

•
Crisis management: Part of the success of all security controls is based on the effectiveness of action in the event of incidents that critically affect any asset, process or service, facilitating coordination, communication and collaboration of all the divisions involved until operational normality is restored in the shortest possible time and with the least possible impact (See section 'Ensuring continuity of services: crisis management model').

This effectiveness has been validated in a practical way during 2018 through the execution of various local, regional and global crisis management exercises. Different procedures have been reviewed, reinforced and tested in internal and external simulations of various crisis cases in the areas of physical and digital security, with the active participation of all company areas and the direct involvement of the different management levels.

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2018 Consolidated Financial Statements

•
Supply chain security: The integral security of products and services necessarily relies on the strengthening of security controls in the entire supply chain cycle, specifically in the security of suppliers. To this end, during 2018 we have reinforced the design of pre- and post-control security in the different phases of acquisition and development of goods and services, working in an integrated manner with the areas of security, financial control, purchasing, technology and operations to ensure that suppliers and partners strictly comply with the security controls required by Telefónica’s regulations and any other regulatory requirements and industry best practices.

Furthermore, a number of programs are being implemented, including:

◦
The interconnection of monitoring and alarm control centers to turn them into a resilient network that reinforces the availability of the infrastructure supporting surveillance and protection services.

◦	The management of travel security for Telefónica personnel, which substantially improves response time and mechanisms for responding to any incident that could occur during a business trip.

◦	The implementation of homogeneous and digital procedures and tools for global security monitoring.
Digital security
Digital security is based on preserving the confidentiality, integrity and availability of the Company’s services and data throughout their lifecycle.
We have an essential definition of basic digital security processes that reinforce both operational business processes and transformation initiatives, as set out in the security strategy. This basic process framework is similar to and compatible with all other industry reference frameworks (NIST, ISO27000, ISMS, etc.).
The graph below details these basic processes and how they are integrated into the security life cycle (Anticipation-Prevention-Discovery-Response) and support the Company’s auditability, compliance and control frameworks.

POLICY FRAMEWORK AND SECURITY POLICIES

ASSET MANAGER
RANSFORMATION INITIATIVES
BUSINESS OPERATING PROCESSES
Risk Management
Vulnerability Management
Cyber Intelligence
Identity Management
Perimeter Security
Work Place
Secure Software Development
Monitoring, probes and proactive detection
Incident management, cyber exercises and continuous improvement
AUDITABILITY-COMPLIANCE-
FINANCIAL CONTROL
AWARENESS
Advance
Prevention
Detention
Response

These processes are identified as key, those related to asset management as the basis for all others and risk management as the basis for decision-making focused on the effectiveness and efficiency of structural security programs.

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2018 Consolidated Financial Statements

In addition, we work to facilitate efficiency of controls, such as the development of platforms for unique identity in the Group, anticipation through digital surveillance mechanisms and proactive analysis of vulnerabilities or the comprehensive management of security incidents.
To the extent that it is efficient for customer relationship processes and regulatory compliance, our security controls framework is formalized in official certifications such as ISO27000 or PCI-DSS, and we require our IT service providers to have security management systems certified with or equivalent to ISA3402 or similar.

•
Network Security: Our approach to networks and communications is based on good knowledge of our assets and sites, their characteristics and their importance to the business, so that the networks are properly planned and executed, always maintaining the applicable security requirements to minimize the risk of unavailability, unauthorized access or destruction of these.

Telefónica’s role as a telecommunications operator makes it essential to enhance controls for the security of its own fixed and mobile communications networks and infrastructure, as well as the associated service platforms (e.g. video, IoT). In this sense, the aforementioned security processes are applied in an integral manner to manage the risks associated with attacks and exploitation of vulnerabilities in networks and protocols, with significant activity at internal level, with the main technological partners and with international organization (e.g. GSMA) to reduce potential impacts. Examples of this come from the work done on 4G/LTE, SS7, BGP and other critical enabling technologies.

•
Cybersecurity, vulnerability and gap management: Our approach is based on proactivity, and the application of knowledge and technology to achieve the required levels of protection by quickly detecting breaches or active attacks and building the technical and human capabilities necessary to respond effectively and quickly to any breach or incident, in order to minimize attacks and their consequences.

A bug-bounty reward program has been available with selected companies acknowledged as industry experts.
We have a network of Incident Response Centers (CSIRT), at global level, which work in a coordinated manner to understand and analyze the risks of potential cyberthreats; monitor the serious vulnerabilities existing in the most critical technological assets; establish relationships with other national and international CSIRTs/CERTs in both the public and private sectors; detect potential security incidents that are affecting Telefónica's technological assets and respond to and manage the security incidents that affect the organization.
Lessons learned from incidents are a major part of feedback to safety improvement projects, both in processes and in technological capabilities and platforms.
The Cyber exercise of the CSIRT Network is an initiative carried out by the CSIRT Global that offers an environment of evaluation, training and formation specially designed for incident response teams, currently with the participation of 14 teams.
When the impact or consequences of an incident and/or vulnerability threaten the continuity of one or more critical processes or services or the reputation of the organisation, the Business Continuity Plan supported by the Global Crisis Management System comes into operation. (See section: 'Crisis management').
During 2018, were just 8 security incidents and had a minimal impact thanks to existing incident response protocols.
In addition, both the Global Privacy Center and local centers have a public mailbox at the disposal of any user, where they can report any vulnerability or threat that could affect Telefónica’s technological infrastructure.
During the period 2015-2018 and up to the present date, the Company has had various insurance programs in place to mitigate the impact on the balance sheet resulting from the materialization of a large number of risks. In particular, there is coverage for 'Cyber risks' that could cause a loss of income, loss of customers,

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2018 Consolidated Financial Statements

extra costs or costs of recovery of digital assets, among others, and a coverage of “Technological Errors and Omissions” in the event of claims for damages caused to customers and third parties in general. The currently contracted limits at global level are:

◦	Cyber Risks Insurance: €105 million.

◦	Technological Errors and Omissions insurance: €300 million.

•
Security services: ElevenPaths, Telefónica's global cybersecurity unit, is a major player in the cybersecurity sector after more than 5 years of offering disruptive innovation to bring confidence and privacy to our digital life and that of our customers. In 2018, the company’s cybersecurity unit had more than €500 million of turnover and managed the security of 11 million customers.

Today, we are exposed to increasingly frequent and sophisticated attacks that endanger our business along with our reputation, privacy and trust. Therefore, we need to be increasingly receptive to cybersecurity measures and redefine our strategy towards cyber-resilience. With this objective, we dedicate all our experience and effort to the creation of innovative cybersecurity products in order to always be one step ahead of our attackers, who have become a growing threat in our digital life.
Since the ElevenPaths brand was created, we have combined the development of patented innovative technologies with the technologies of key market players (partners) to provide unique solutions.
Global cybersecurity services are designed to continually improve the effectiveness of our security infrastructure. To this end:

◦	We work to develop new security services and capabilities designed to help to protect businesses and people from the threats and vulnerabilities present in the environments in which they operate.

◦	We collaborate and exchange information on threats in real time with major agencies and bodies such as the European Commission, Cyber Threat Alliance (CTA), ECSO, EuroPol, Incibe and the OAS.

◦
We have 11 Security Operations Centers (SOC) and a new Advanced Global Center (Telefónica Advanced Global SOC-TAGS) with highly qualified personnel that allow us to face security threats and problems with an approach which is global but also close to our customers.

◦	We invest in cybersecurity start-ups such as CounterCraft, 4iQ, BlueLive, LogTrust, IMBox and Alise Devices.
Thanks to these collaborations, alliances and our own experience, Telefónica’s global cybersecurity unit has a portfolio of comprehensive security solutions for the world of Internet of Things (IoT), identity and privacy, anti-fraud, industrial cybersecurity, secure mobility, digital exposure, risk management and regulatory compliance.

2.1.4. ARTIFICIAL INTELLIGENCE AT THE SERVICE OF PEOPLE
Our strategy is set forth in the Artificial Intelligence Principles approved by the Executive Committee in October 2018.
In the principles we commit ourselves to design, develop and use Artificial Intelligence in a fair, transparent and easily explicable manner, giving priority to people, using privacy and security by design and with partners and third parties.

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The areas involved in the development and implementation of the principles are the Chief Data Officer and the Data Protection Officer, as well as the Global Director of Digital Transformation, the Director General of Regulation, the Director of Communication, Brand, Public Affairs and Sustainability and the Secretary General.
Following the publication of the Artificial Intelligence Principles, an internal group comprising the above-mentioned areas was created to manage the implementation of the Principles during 2019. This work plan includes training actions, internal awareness-raising as well as the development of a process of digital trust by design (See section: Human Rights).

2.1.5. RESPONSIBLE USE OF TECHNOLOGY
Our Commitment
The Regulation and Institutional Affairs Committee is responsible for promoting the development of the Global Responsible Business Plan, which includes the responsible use of technology, especially by vulnerable groups such as minors.

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We have a firm commitment to this group, which is reflected in the Business Principles and in different corporate policies such as, for example, the Diversity Policy, the Responsible Communication Policy and the Sustainability in the Supply Chain Policy.
Our strategy
The life that our children lead is already a digital life. The moment when we are capable of accepting this, we will be able to integrate and adapt our longstanding educational guidelines to an ecosystem in which the analogical arm has lost its hegemony. It is not a question of inventing anything new, but of continuing to educate in values, accompanying our children and setting an example, generating spaces for dialogue and discovering together the advantages and disadvantages that can be derived from the use we make of technology. We need to learn that there are times to connect to the Internet and times to connect with other people.
Precisely because of this, and because Telefónica is convinced that it is people who make sense of technology, we have defined a global strategy based on the promotion of a responsible and intelligent use of the Internet and connected devices in all areas of our lives, but with special emphasis on the protection of the most vulnerable groups.
Our commitment to the protection of minors on the Internet and the promotion of the responsible use of technology is reflected in a strategy consisting of 6 lines of work:
a) Alliances with stakeholders: Ensuring a more secure Internet is a task that we cannot tackle alone. At Telefónica, we work together with sector and civil society partners to make children and young people aware that the Internet is an open window of opportunity, but that it is also important to know there are risks that need to be managed.
In this sense, we can emphasise our collaboration with:

•	National Law Enforcement Forces, as well as support for the different national reporting lines (Equipo Niños, ASI, Safernet, Te Protejo, Center for Child Protection on the Internet, Amber Alerta etc.)

•
NGOs, national associations (Pantallas Amigas, Safernet, UNICEF, Faro Digital, NSPCC, RedPapaz, Argentina Cibersegura, Nativo Digital, Brave Up, Fundación ideas para la infancia, Comisión Unidos vs la Trata, Puntos México Conectado, etc.)

•
Actions with key stakeholders in online child protection (Inhope, Insafe, ANATEL, CONNA, UNODC, Red de Aliados por la Niñez, Zentrum für Kinderschutz im Internet, INAI, ITAIPUE, Red Contra la Pornografía Infantil, Capital Humano Social CHS, Governments, etc.).

Telefónica also participates in the following alliances with the aim of promoting at global level the sharing of best practices and the promotion of specific actions regarding proper use of the Internet:

•	Alliance with the GSMA for the fight against content involving child sexual abuse.

•	ICT Coalition.

•	Alliance to better protect minors online.
At local level, we also participate in numerous working groups that promote the responsible and intelligent use of technology among young people.
b) Blocking of content: In the proactive fight against the contents of images of sexual abuse of minors on the Internet, Telefónica blocks these materials following the guidelines and lists provided by the Internet Watch Foundation in the following countries: Argentina, Chile, Costa Rica, Ecuador, El Salvador, Spain, Guatemala, Nicaragua, Mexico, Panama, Peru, UK, Uruguay and Venezuela. Telefónica Colombia does the same through MINTIC and DIJIN.

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c) Audiovisual environment: The way people consume TV content has changed; however, it is no surprise to anyone that both children and teenagers make increasingly intensive use of audiovisual content. Screens, moreover, constitute a fundamental part in their personal, social and civic development, which is why at Movistar+ we believe it is vital:

•	To ensure that our programming protects children from potentially inappropriate content.

•
To establish the necessary tools to make good use of television, ensuring that parents have effective technical means to enable them to exercise their responsibility over the televisual content that their children watch.

•
To promote digital literacy among children and their families in order to make use of the potential of audiovisual media and make them aware of the need for responsible and intelligent consumption and leisure.

That is why we have included the following initiatives in our operations:

•	Content labelling by age or type of content.

•	Parental controls, parental PIN and purchase PIN on the device that allow the customer to be able to block channels and content on demand for minors.

•	Specific adult content is presented in a section separate from the other content and a special PIN must be used to access it.

•	Information on responsible use of TV or on audiovisual content on TV and on the commercial website.

•	Awareness-raising activities on the responsible use of screens.

•
Movistar Junior Application: children’s app for Smartphone and Tablet (iOS and Android) with which children can enjoy Movistar+ children’s content in a safe and secure environment. Some of the functionalities of the application: children’s zone (0-12 years) with live TV channels, children’s series on demand, videos of activities and musicals, and parents’ zone, from which families can carry out their desired configuration actions: Parental PIN, definition of the age range for which the content will be available (up to 4 years, from 5 to 7 years and/or from 8 to 12 years), language of the content, consumption times and/or time zone of use.

d) Products and services: Although we firmly believe that nothing can replace the mediating work of an adult when we talk about educating children in the responsible use of technology, when this is not possible, we will always have the support of technology. To this end, we are committed to the promotion and development of products and services that encourage the responsible and safe use of the Internet and connected devices:

•	Parental controls: Movistar Protege (Spain), Vivo Filhos Online (Brazil), Qustodio (United Kingdom).

•
Security solutions with parental control functionality: Escudo Movistar (Argentina, Colombia, Peru, Uruguay), Seguridad Multidevitivo (Argentina, Chile), Seguridad Total de McAfee (Argentina, Chile, Peru) and Centro de Seguridad de McAfee (Colombia).

•
Other services (antivirus, personalised packs): Conexión Segura (Spain and Argentina), Smart WiFi, O2 Protect (Germany), Vivo Família Online (Brazil), Localizador Familiar (Argentina), Seguridad Dispositivo (Spain).

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e) Working together with our suppliers:

•
Together with our suppliers we examine the possibility of implementing the basic parameters of child protection to ensure the best development of children through different security-related initiatives in the design of terminals and/or operating systems.

•
We ask both device manufacturers and operating system suppliers to include child protection mechanisms (parental control, age restrictions, approval systems for the installation of applications, purchase protection systems, etc.) and to provide regular security updates to protect our customers against the new risks and threats that are constantly appearing and that endanger users’ data and privacy.

f) Education and awareness-raising initiatives: We continually talk about the challenge of being aware of every technological development that appears on the market today, not simply because we know about the most modern versions of the new gadgets connected to the Internet, the latest in robotics or artificial intelligence, but because each advance puts us all, old and young alike, in the presence of a new educational challenge that we need to know how to take advantage of.
Telefónica, being fully aware of this reality, is committed to the development of training and awareness-raising initiatives for all audiences that can facilitate coexistence in an increasingly digital society:
The Dialogando portal is an example of this, and the initiative, implemented in 15 countries where the Telefónica group is present, helps society at large to reflect on the use we make of technology in our daily lives thanks to the resources prepared by a committee of experts in different issues related to digital life.
31 awareness-raising initiatives have been carried out in the following areas: grooming, cyberbullying, digital divide, cybercontrol, Internet tolerance, meaningful connection, digital violence, responsible driving, online fraud, privacy, digital identity, eSports, etc. with a total of 84.9 people affected.

2.1.6. INTERNAL CONTROL
In order to comply with the legal provisions of each country, related to the Data Privacy Policy, in the 2018 Annual Audit Plan, specific projects are carried out to verify compliance, as well as the identification of best practices in data protection matters. In 2018 we continued with the personal data protection reviews, conducting a total of 13 internal audits in this area in the Company.
The most important aspects that we have reviewed are: application of security measures in the processing of personal data; control of logical access to the data; ensuring the integrity of the information; quality of the information; consent for the processing of the data and the possibility for users to exercise their rights of access, rectification, cancellation and opposition of the information related to them.
As part of the Annual Internal Audit Plan, all aspects relating to Cybersecurity and Security in Networks and Information Technology Systems have been strengthened, as a solid basis for protecting the access and integrity of these elements, verifying that the logical access security is adequate. The performance of these highly specialised technical tasks provides a comprehensive analysis of the logical security of networks and information technology systems, risks and vulnerabilities of cybersecurity, incident management, as well as the review of perimeter security controls. In relation to this area, in 2018 a total of 108 audits were carried out covering the above matters. One of the main control objectives of these tasks was to verify that the Group’s Security Regulations, mainly in relation to logical access control, operation and data protection, have been properly implemented in the network assets and audited systems.
It is important to highlight that cybersecurity and security audits have been performed mainly in critical Group assets such as FullStack environments.
It is important to note that, in relation to various alerts issued by the SEC in 2018, work has been done to review the implementation of the governance model of cybersecurity risks and incidents, as well as the process of

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reporting cyber-incidents to the various administrations. The company-wide control environment over cybersecurity has also been reviewed through a questionnaire agreed with the external auditor.

2.1.7. TRAINING AND AWARENESS-RAISING
During 2018, 84,354 attendees completed training in privacy/data protection and security/cybersecurity.
In addition, communication and awareness-raising programmes are being reinforced, using the different channels available to ensure that messages reach all levels and geographies of the company.

2.1.8. RELATIONSHIP WITH STAKEHOLDERS
Telefónica actively participates in various international organisations and forums, most of which are multipartite in nature. Highlights in 2018:

•
Internet Governance Forum: Our Director of Policy and the Internet is a member of the Consultative Group (MAG) established by the Secretary-General of the United Nations. Its main objective is to advise the Secretary-General on the agenda and schedule of meetings of the Internet Governance Forum. The MAG is made up of 55 members from governments, the private sector and civil society, including representatives of the academic and technical communities.

•	Internet Governance Forum in Spain: With a focus on the social impact of artificial intelligence, blockchain, cybersecurity, digital democracy and the empowerment of society.

•
Global Network Initiative (GNI): We have participated since 2017 in this multi-stakeholder organisation to advance the protection and promotion of freedom of expression and privacy in the ICT industry. To this end, joint strategies and positions on freedom of expression and privacy rights are agreed upon. Several events in which we have participated have been organised this year, including a colloquium co-organised with UNESCO on how to improve the information and communication ecosystem to protect the integrity of elections, and others on the way jurisdiction impacts human rights online and the way governments exercise their authority across borders in the Internet age.

•	GSMA: In 2018 the working sessions to produce the Principles of Mobile Ecosystem Responsibility and to draw up the "Digital Declaration".

•
Center for Information Policy Leadership: A thinktank on privacy and security policy that brings together industry leaders, regulators and policy makers from around the world. This organisation is concerned with helping to contextualise and promote privacy and cybersecurity policy on a global scale.

•
Council of Europe: We are members of the partnership established in 2017 by digital companies, operators, sectoral organizations and the Council of Europe for the promotion of digital rights. During 2018 we have participated as panelists in various forums on cybersecurity.

•	Cybersecurity Tech Accord: Telefónica is a founding member of this private sector initiative.

•
Paris Peace Forum: We participated in and signed the document resulting from this annual forum which is promoted by the French President Enmanuel Macron and organised by an NGO founded in 2018 by the Körber Foundation, the Mo Ibrahim Foundation, the Institut Français des Relations Internationales, the Institut Montaigne, Sciences Po and the French Ministry of Foreign and European Affairs.

•
Internet Commission: an independent initiative to promote the development of a more reliable and responsible Internet. With multi-stakeholder participation, it aims to guide the strategy and purpose of organisations towards sustainable, people-centered digitalisation and to promote prosperity and peace.

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•
Summit for Accountability & Internet Democracy - Shaping an Internet of Values -: Telefónica participated in the launch of the initiative in May 2018 in The Hague, with the aim of promoting a democratic and sustainable Internet of values for the benefit of society.

2.1.9. MILESTONES AND CHALLENGES
MILESTONES 2018

•	Global Privacy Policy Update.

•	Expansion of local Privacy Centers (now in 8 countries).

•	Constitution of the Security Advisory Board & Digital Security Committee of Telefónica.

•	Security by design in the company’s main transformation programs (Big Data/4th platform, digital transformation, UNICA/evolution to 5G, IoT).

•	Publication of the 'Artificial Intelligence Principles'.

•	Development of tools to encourage minors to make good use of audiovisual content.

•
Definition, implementation and consolidation of the global-regional-local crisis management model and capabilities; crisis simulation exercises with senior management and areas involved for the various types of crises and security incidents.

CHALLENGES 2019

•	Implementation of Global Privacy Policy in all countries (2021).

•	Personal Data Space implemented.

•	Local Privacy Centers in 100% of countries (2020).

•	Full implementation of security controls in the life cycle of products and services based on supply chain security.

•	Implementation of the AI Principles in the Company’s processes.

•	Four awareness-raising campaigns through the Dialogando platform and social networks on the responsible use of technology.

•	Study of risks and opportunities of technology in childhood and adolescence.

•
Operational simplification in all operations of security processes and their execution for regulatory compliance (focus on actionable controls for access management, privileged activity and security monitoring).

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2.1.10. KEY INDICATORS

Key Indicators in Digital Trust in 2018
No. of attendees at training courses in Privacy/Data Protection and Security/Cybersecurity	84,354
No. of hours of training in Privacy/Data Protection and Security/Cybersecurity	127,614
No. of procedures opened for Privacy/Data Protection issues	28
No. of fines for Privacy/Data Protection issues	31
Amount of fines for Privacy/Data Protection issues	€1,034,408
No. of queries/complaints on Privacy issues through the Responsible Business Channel	3
Number of queries/complaints on Freedom of Expression issues through the Responsible Business Channel	0
No. of internal audits in Privacy/Data Protection and Security/Cybersecurity	121
No. of external audits in the area of Product and Service Security (1)	10
No. of Security/Cybersecurity incidents or breaches	8
No. of training and awareness-raising initiatives on the responsible use of technology	31
(1) Products and Services audited: Movistar Home, Aura, 4th Platform, Niji Home - Smart Wifi, Niji Network, Smart Digit, Smart Steps, Movistar Video, Novum UK, Smart M2M.

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2.2. DIGITALISATION AND THE ENVIRONMENT
2.2.1. OUR STRATEGY AND MATERIALITY
Telefónica would like to create a world where digital technology contributes to protecting the planet. To achieve this, we have reduced our footprint on the environment whilst promoting digitalisation as a key tool for addressing the main environmental challenges. Some of our products and services already provide solutions for climate change, waste, water, air pollution, fires and biodiversity.
This is just the beginning, because there are more and more opportunities for growth in the green economy. In a digital world there are more opportunities for eco-efficiency and a decarbonised and circular economy.
At the end of 2018 we announced the Telefónica Sustainable Financing Framework, under which the company issued the first Green Bond of the sector in January 2019. The environment has become a strategic issue for the Company.
The Green Bond, for an amount of 1,000 million euros and a five-year term, was participated by more than 310 investors. The funds obtained will be used to finance projects aimed at increasing the Company's energy efficiency through the process of transforming copper into fiber optic in Spain and can be used, in any case, for existing initiatives (no older than three years) and for future projects.
The FTTH (Fiber to the home) is 85% more energy efficient in customer access than the copper network. And it has saved 208 GWh in the last three years, which means avoiding the emission into the atmosphere of 56,500 tons of CO2, equivalent to the carbon sequestered by more than 900,000 trees. In addition, the deployment of fiber is allowing Telefónica to close a copper plant daily, recycling all the material as part of its commitment to the circular economy
We have a global environmental strategy and act at different levels in alignment with our business strategy:

•	Environmental management under ISO 14001:2015.

•	Internal eco-efficiency.

•	Promotion of the circular economy.

•	Decarbonisation of our activities.

•	Development of products and services that provide solutions for environmental problems.

•	The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Environmental strategy is the responsibility of the Board of Directors, which approves the environmental Policy and objectives, within the framework of our Global Responsible Business Plan. The most significant environmental objectives affect the remuneration of the managers responsible for operations and sustainability.
Telefónica has a global multidisciplinary team spread out across different countries that is responsible for carrying out this strategy at different levels of responsibility.

2.2.1.1. Materiality
We conduct analysis to determine our major environmental aspects based on our business strategy, the regulatory environment, impact and the demands of our stakeholders. In this way, we prioritise our efforts towards the most significant aspects: energy consumption and renewable energies, EcoSmart services, the responsible deployment of the network and greenhouse gas emissions.

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However, we do not neglect other environmental aspects and manage all of them to progressively reduce our impact whilst increasing our resilience.

RELEVANCE FOR GROUPS OF INTEREST
10,0
7,5
5,0
2,5
0,0
ENERGY AND RENEWABLE CONSUMPTION
GREENHOUSE EFFECT GASES
REUSE AND RECYCLING OF DEVICES
ECO-SMART SERVICES
ADAPTATION TO CLIMATE CHANGE
ENVIRONMENTAL ASPECTS SUPPLY CHAIN
WATER
ELECTROMAGNETIC FIELDS
FLUORATED GASES
BIODIVERSITY
NOISE
2,5
5,0
7,5
10,0
IMPACT ON ECONOMY, SOCIETY AND THE ENVIRONMENT

2.2.1.2. Environmental risks and climate change
Telefónica's activities, like those of any other company, have an impact on the environment and can be affected by climate change. The Company's environmental and climate change risks are controlled and managed under the Telefónica Group's global risk management model, in accordance with the precautionary principle.
Our environmental aspects have their greatest risk focus on the high geographic dispersion of infrastructure, which is controlled through environmental management based on uniform processes and certified according to the ISO 14001 standard.
With regard to the guarantees and provisions arising from environmental risk, during the year 2018 the Group has maintained and maintains, both locally in the countries where it operates and globally, several insurance programs in order to mitigate the possible occurrence of an incident derived from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events, and environmental liability insurance to cover the environmental liabilities required by the laws and rules applicable. Both coverages are based on insurance market standards in terms of limits, sub-limits and coverage.
Meanwhile, we specifically analyse the risks derived from climate change in accordance with the recommendations of the Task Force on Climate - Related Financial Disclosures (TCFD), with regard to both physical and transitional risks. (see section 'Energy and climate change' and chapter 'Risk').

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2.2.2. ENVIRONMENTAL MANAGEMENT
Environmental Management System (EMS) ISO 14001 is the model that we chose to ensure the protection of the environment. During 2018 we continued to improve our EMS and we currently have 100% of our operators certified under the new requirements of the 2015 version of this standard.
We have a full range of standards that incorporate the life cycle perspective, with which we also incorporate the aspects of our value chain and we pay particular attention to involving our suppliers in environmental management.
Having a certified EMS enables us to ensure the correct control and compliance with the environmental legislation applicable to each operation and the preventive model of compliance is associated with the Company's overall compliance process. During 2018, we were not subject to any significant environmental penalties.
Furthermore, we continue to maintain the certification of the Energy Management Systems (ISO 50.001) for our operations in Spain and Germany (around 40% of our revenue) and we are working to extend this standard to other operations.

2.2.2.1. A responsible network
We ensure that there is an adequate control of risks and environmental impacts in the management of our network throughout its life cycle, which enables us to provide a high-quality service whilst looking after the environment. In 2018, we invested over 10 million euros with this objective.
The main environmental aspects of the network are the consumption of energy and waste, although we manage all of our possible impacts such as noise and water consumption. For more information see sections 'Energy and Climate Change' and 'Circular Economy'. An example of the responsible management of the network is the fact that 97% of our waste was recycled in 2018.
In order to minimise the impact of network deployment we implement best practices, for example, noise insulation measures when necessary. The sharing of infrastructure significantly reduces the entire sector's impact on the environment. Therefore, whenever possible when installing our facilities we share space with other operators. This makes it possible to keep the occupation of land, the visual impact, energy consumption and waste generation to a minimum.
With regard to biodiversity, the impact of our facilities is limited, although we carry out environmental impact studies and implement corrective measures when necessary, such as in protected areas.

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LIFE CYCLE OF THE RESPONSIBLE NETWORK
PLANNING AND CONSTRUCTION:
Environmental licenses and permits	5,750
Investment in environmental licenses	2.5 million €
Visual impact reduction measures	565
Base stations with renewable energy	4,360
OPERATION AND MAINTENANCE
Measurement of electromagnetic fields	32,500
Expenditure on environmental control	10 million €
Energy efficiency projects	139
Dangerous Waste managed	2,500 tons
Batteries recycled	98%
Waste recycled	97%
Paper recycled or FSC certified	99%
Renewable energy	58%
Emissions (scope 1+2)*	(-37.0%)
Energy consumption by traffic (MWh/PB)*	(-64,0%)
DISMANTLING
Equipment reused	> 240,000
Sale of waste from operations	30 million €
WEEE recycled	5,000 tons
* Change since 2015.

2.2.3. CIRCULAR ECONOMY
The circular economy is a new way of understanding the economy, it focuses on improving efficiency in the use of resources, reducing dependence on raw materials and mitigating climate change. It is presented as an alternative full of opportunities, with the potential to meet environmental challenges whilst providing economic value and growth. This concept not only revolutionises conventional paradigms but also provides challenges and opportunities for digitalisation, as a hyperconnected society is necessary to achieve it.
We integrate this philosophy throughout the life cycle of our company. We focus on optimising the consumption of resources and promoting the return of used goods to the productive cycle; to achieve this we mainly focus on our purchases, the efficient management of the network and provision of customer services for this purpose.

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2.2.3.1. Our eco-efficiency
We minimise the impact of our services and operations on the environment thanks to eco-efficient measures such as preventive maintenance of infrastructure, the replacement of equipment with a lower consumption and the reuse of these internally.
Energy consumption has, due to its significance, its own specific chapter. (See section 'Energy and climate change').
a) Water
Our water consumption is mainly due to sanitary use and, to a lesser extent, its use in air conditioning. Each of our operations carries out specific measures to achieve more efficient consumption, especially in areas where the water stress is greater and in accordance with local limitations.
During 2018, our global consumption was 4 Hm3.

Water consumption (Hm3)
2016	2017	2018
3.75	3.74	4.06

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b) Paper
We have established common guidelines to reduce the impact of this material. Because of this, 99% of the paper that we consumed in our offices last year was of recycled or certified origin (FSC or PEFC).
Another example of eco-efficiency is the digitalisation of our customers' invoices. In 2018, 75 million customers chose paperless invoices. We generate more than 736 million electronic invoices, which have avoided the consumption of 3,600 tons of paper and the felling of approximately 63,000 trees.
By 2018, 99% of the paper we consume is of sustainable origin.
c) Closing the cycle: Waste and Non-Waste
Taking into account the principle of hierarchy of waste in the circular economy, our main commitment is to prevent and reduce their generation, mainly by supporting the reuse of used equipment and recycling. All of this enables us to be more competitive, reduce our expenses and increase our revenue, whilst reducing our footprint on the environment and complying with the applicable legal regulations.
The maintenance of network infrastructure is our main generator of waste, along with the administrative activities that we carry out at our offices and, to a lesser extent, commercial activities with our customers.
In 2018 we achieved the reuse of almost 5 million units of communications equipment that represent approximately more than 2,000 tons. When reuse is not an option, recycling is the best alternative for the treatment of waste.

•	Routers and decoders: 3,846,395.

•	Mobile telephones: 812,832.

•	Operational and office equipment: 235,806.

•	Equipment donated: 7,432.
In this respect, in 2018 we generated 26,295 tons of waste, 4% less than the year before. We managed to recycle 97%.
About 64% of our waste is made up of cables that come from the process of transformation of our network, whilst we migrate from copper cables to fibre opctics (see the case Migration of Copper to Fibre Optic at Telefónica Spain). These cannot be reused but they can be recycled. In this way, we promote the circular economy by giving value to the materials that we remove so that they are re-introduced into the productive model. Thanks to the recovery of our waste (mainly cables) Telefónica had revenue of more than 32 million euros.

TELEFÓNICA'S WASTE	2016	2017	2018
Total waste generated (t)	23,507	27,536	26,295
Waste Recycled (%)	97%	97%	97%
Equipment reused (t)	1,408	1,242	2,220
Waste sent to landfill and incineration	665	816	694
In 2018 we generated 4% less waste and 97% were recycled.

WASTE TYPOLOGY	WASTE	TREATMENT
Non-Hazardous Waste (90%)	Cables (64%), RAEEs (20%), Paper (6%)	98% recycled
Hazardous Waste (10%)	Batteries (9%), other Hazardous (1%)	97% recycled

•
GreTel: It is Telefónica's digital platform for waste management, which we use to improve traceability and leverage all the opportunities linked to the circular economy. At the end of 2018, the tool had

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already been implemented in Spain, Colombia, Chile, Panama, Argentina, Ecuador, Brazil, Mexico, El Salvador, Guatemala, Nicaragua and Costa Rica.

•
Used electronic equipment and its waste: This waste is very significant with regard to Telefónica's activities. According to the United Nations, it is estimated that the generation of electronic waste or e-waste will exceed 50 million tons per year in 2021.

Electronic waste contains valuable minerals that can be recovered, but it also contains materials that can become pollutants if not processed properly. Therefore, we believe that finding the solution to this problem is a responsibility that must be shared by all of the players involved. In 2018, 69% of the devices used in our operations and by our customers were recycled and almost 30% were reused.

Telefónica's principles for promoting the circular economy in the management of electrical and electronic equipment
Promoting the development of an enabling regulatory framework and implementing reuse and recycling.
Guaranteeing proper processing with controls on our supply chain.
Offering our customers environmental information during their purchase (Eco-rating) and alternatives for the disposal of their used devices.
Promoting the best eco-design by manufacturers.

2.2.3.2. Customers and the circular economy
One of the Sustainable Development Goals that we would like to emphasise is the development of a model of sustainable consumption and production. That is why we are developing new products and initiatives that our customers can use to reduce their environmental impact and join the challenge of the circular economy.
a) Repurchase and refurbish of equipment
With our policies to extend the useful life of communication equipment, both belonging to customers and ourselves, we have managed to reduce the consumption of resources and energy by avoiding the manufacture of new equipment.
We offer our customers options for the repurchase and refurbishment of mobile phones. Through this initiative, our customers can hand in their mobile devices for a second life or recycling to avoid damaging the environment. In 2018, we collected more than 800,000 mobile phones thanks to these programs.
Furthermore, we facilitate the reuse of mobile phones through the leasing or sale of used handsets in some of our markets, such as in the United Kingdom with the O2 Refresh program.
We also retrieve the routers and decoders that we no longer need from our customers' homes. These are refurbished and reused again by Telefónica, avoiding the consumption of the materials and resources involved in the manufacture of new equipment. In 2018 we recovered about 4 million used devices.
Lastly, in some countries, such as Spain, we donated computer equipment, with a total of approximately 7,000 units donated.
b) Eco-rating
When acquiring a new telephone, our customers can check the Ecorating of the different devices of the catalogue. It is a seal with a score between 1 and 5 that evaluates the degree of environmental sustainability of the device. The score is based on a methodology that assesses the impact on the environment of the life cycle of the devices, including indicators such as global warming, the use of raw materials or their ease of recycling.

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In 2018, we achieved that 71% of our portfolio has the Ecorating seal and the average score is 3.2. To date, we inform about the Ecorating of our terminals in 10 countries.
This initiative also allows us to work with our suppliers, since this information serves to encourage innovation and implementation of the most environmentally friendly practices throughout the production cycle.

2.2.3.3. The supply chain in the circular economy
We have integrated the philosophy of the circular economy into our relationship with our suppliers, who are essential allies in this transition. We focus on optimising the consumption of resources and stimulating the return of materials to the productive cycle.
Furthermore, we are promoting the reduction of GHG emissions by our suppliers and we are working with them on this challenge. For more information, see 'Scope 3. Emissions section'.
a) More eco-efficient purchases
We are aware of the opportunities during the acquisition of goods and services to minimise the impact that they could have on the environment. Therefore, within the framework of our Global Supply Chain Sustainability Policy, we have incorporated environmental and circular economy criteria, such as, for example, the compulsory incorporation of preventive measures and life cycle analysis (LCA) when supplying products or services to Telefónica.
Another line of action is the low carbon purchase. For devices with high energy consumption, we incorporate the concept of Total Cost of Ownership (TCO) in the acquisition process, meaning that we consider the energy consumption that the equipment will have during its use and not only the cost of purchase. TCO enables us to reduce the company's energy consumption and the associated carbon emissions.
Furthermore, in this area we incorporate guidelines for reducing the impact of refrigerant gases on our carbon footprint. For this purpose, the recharging of CFC or HCFC gases that deplete the ozone layer has been limited, ahead of the deadlines dictated by international agreements, giving preference to gases that have a lower global warming potential.
Within the framework of our global strategy to obtain 100% of our energy from renewable sources, the purchase of renewable energy plays a key role and it is implemented by means of the acquisition of Guarantees of Origin of Renewable Energy and by signing long-term contracts (Power Purchase Agreements - PPA). We encourage the signing of this type of contracts in the countries where the regulations allow it in order to reduce energy expenditure, reduce carbon emissions and to achieve the use of 100% renewable electricity throughout the group. Furthermore, we have technological partners that are helping us develop energy efficiency and renewable energy self-generation projects which substitute products with services, thereby achieving greater efficiency. (See section 'Energy and Climate Change').
Apart from energy, we also incorporate more eco-efficient purchasing practices. Examples are the FSC certified paper that we use in several countries and the Eco-rating that aims to encourage eco-design by our mobile phone suppliers. (See section 'Energy and Climate Change').

b) Promoting traceability in waste management
Thanks to the use of the GreTel platform, we can provide our waste management providers with reports with the necessary technical specifications for reporting to the public authorities in each country, as the tool adapts to the regulatory requirements where the waste is located; from the correct management of devices contaminated with polychlorinated biphenyls (PCB) to the reuse of electrical and electronic equipment (EEE). Thanks to these measures, we help our suppliers to improve their own waste management system in each country in which we operate.

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2.2.4. CLIMATE CHANGE AND ENERGY
2.2.4.1. Integrated energy and climate change strategy
Telefónica has a strategy that integrates climate change and energy that is fully aligned with our business strategy. This enables us to cover every aspect of this global phenomenon: we take on mitigation, leverage opportunities and adapt to risk management. We are committed to reducing our own carbon footprint, but, secondly and more significantly, we offer solutions to reduce our customers' emissions.
Given its transversal and global nature, climate change is currently integrated in the management of the core aspects of the company, such as governance, risks and goals.
We implement the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) to meet the demands of our main stakeholders and the transparency required in this area.
Governance
The climate change and energy strategy are part of the Responsible Business Plan, headed by the Board of Directors.
For over 10 years we have had the Global Energy Efficiency and Climate Change Office, comprising global areas like Operations, the Environment and Purchasing, in charge of implementing the strategy.
Energy and climate change targets
In 2016 we set Energy and Climate Change Targets for 2020 and 2030, aligned with the Paris Agreement and validated by the Science Based Targets initiative (SBTi). Part of the remuneration of the heads of the operations and environment areas is associated with achieving these targets.
These targets help us to leverage decarbonisation opportunities, to be more competitive and to offer our customers a clean network. We reduced our carbon emissions whilst reducing operating costs through efficiency and renewable energy.
The targets we set (compared to 2015 data) are:

•	Reduce power consumption by 50% per traffic unit by 2020.

•	Reduce Scope 1 and 2 emissions by 30% in absolute terms by 2020 and by 50% by 2030.

•	50% of the electricity consumed must come from renewable sources by 2020 and 100% by 2030.

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Global Energy and Emissions Targets (2015-2020)
KPI	Reduction target 2020	Base year value	Value 2018
Power consumption by traffic	(-50%)	415 MWh/PB	150 MWh/PB	(-64%) energy/traffic
GHG emissions (scope 1 and 2)	(-30%)	1.95 MT CO2	1.22 MT CO2	(-37%) GHG emissions
% Renewable energy consumption	50%	20%	58%
In 2018 we continue to make progress towards achieving these objectives, in 2019 new values will be defined as medium-term objectives. Compared to 2015, total power consumption per traffic unit fell by 64%. This was achieved by focusing on energy efficiency and our network transformation process. By migrating from copper to fibre optics we obtain 85% efficiency in customer access.
We achieved 100% in Europe, Brazil (since November 2018), and 58% globally, of the Company's electricity consumption comes from renewable sources.
All of this has led to a 37% reduction in our Scope 1 and 2 emissions compared to 2015.

Risks and opportunities
We specifically analyse the potential risks and opportunities arising from the impact of projected climate effects in different scenarios of CO2 equivalent concentration in the atmosphere and over different periods, following the TCFD recommendations.
This analysis enables us to incorporate climate change into long-term business decisions, minimising risks and maximising opportunities for our business.
a) Risks
Climate change is one of the basic risks in our Risk Management Model. (See the Risk chapter).
We analyse our business’s exposure to physical risks and also to those arising from transitioning to a low carbon economy.
For physical risks we analyse the probability and impact that both gradual changes to the climate (temperature, rainfall, sea level) and extreme climate events can have on our infrastructures and operation. Regarding the global transition to a low carbon economy, we consider the risks that can arise from changes in regulation, technological innovation, and those associated to changes in current markets or reputational aspects. The most important are related to increased operating expenses of the cost of energy, for example in countries dependant on hydropower.
In order to manage these risks, we have lines of work that help increase our resilience to climate change. Thus, our strategy includes adaptation measures to both the physical changes and the changes arising from a low carbon economy. The main measures are the Business Continuity Plans for climate disasters and the Energy Efficiency and Renewable Energy Plans, which enable us to reduce power consumption, fossil fuel consumption and greenhouse gas emissions, and ready us for all the risks of transition: regulatory, technological, market and reputational.
b) Opportunities
We can identify opportunities in a low carbon economy for both internal energy management and business growth, by selling products that reduce our customers’ carbon emissions.

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The internal opportunities include the Renewable Energy Plan and the Energy Efficiency Plan, which enable us to reduce the Company’s operating costs. In external opportunities we can identify an opportunity for business growth, for example the new IoT-based services necessary for transitioning to the decarbonisation of many economic sectors (see the ‘EcoSmart Services’ section).
In 2018 we were recognized, for the fifth consecutive year, with the highest "A" rating in the CDP Climate Change. This list includes companies that meet the top criteria of the Carbon Disclosure Project in terms of strategy, targets, and actions related to the risk sand opportunities of climate change. In addition, we were awarded for our transparency and commitment to customers on climate change, obtaining an "A" rating in the CDP Supply Chain Climate.
2.2.4.2. Energy
Energy is an essential resource of our activity, 95% of our consumption comes from operating our telecommunications network to service our customers. Since 2015, we have managed to stabilise energy consumption (-0.29€) despite the fact that the traffic managed by our networks has increased by 176%.
In 2018, energy consumption was 7,137 GWh, 93% of electricity and 7% of fuels. In addition, 86% is concentrated in just 7 countries, with Spain and Brazil being the most relevant (51% of the total).

ELECTRICITY CONSUMPTION BY FACILITY	6,669 GWh
Base stations	48%
Fixed lines telephone exchanges	35%
Mobile lines telephone exchanges	7%
Data Centres	5%
Offices	3%
Others	2%

ELECTRICITY CONSUMPTION BY COUNTRY	6,669 GWh
UK	7.83%
GERMANY	11.20%
SPAIN	24.78%
MEXICO	5.47%
CAM	1.89%
COLOMBIA	4.36%
PERU	3.67%
ECUADOR	0.94%
VENEZUELA	1.85%
CHILE	3.71%
ARGENTINA	6.62%
URUGUAY	0.37%
BRAZIL	27.25%

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ENERGY	2015	2016	2017	2018
Total power consumption (MWh)	7,157,309	6,993,722	7,042,619	7,136,772
Electricity (MWh)	6,724,081	6,493,117	6,581,361	6,668,881
Fuel and Urban Heating (MWh)	433,229	500,606	461,258	467,891
Energy from renewable sources (%)	20.45	45.99	46.93	57.98
Total annual traffic managed (Petabytes)	17,235	25,716	35,708	47,500

10th Global Energy and Climate Change Workshop: In 2018 we held another edition of the annual meeting of our transformation and energy leaders and the main collaborating companies in these areas. The event was held in Argentina and brought together more than 200 in order to leverage the opportunities that currently exist in this area and promote innovation to reduce power consumption and our global carbon footprint. During these days, Telefónica's Energy Awards will also be presented.
Energy Efficiency Plan
In order to optimise the power consumption of our network, in 2010 we compiled the Energy Efficiency Plan. Since then, we have implemented 740 projects, with an annual growth rate of 7%, thanks to the Global Energy Center created in 2015 to accelerate efficiency, with managers responsible for encouraging energy efficiency projects in each country. In 9 years we have saved more than 4,000 GWh, 553 million euros, and avoid 1.27 million tonnes of CO2 eq emissions.
In 2018 we implemented 139 initiatives in our networks and offices. These initiatives have led to savings of 181 GWh and prevented over 73,145 tonnes of CO2 eq emissions.
The global initiatives include modernising our network to increase its efficiency, for example by replacing copper by fibre optic; power plants and HVAC equipment renovation projects; using free cooling to cool with air directly from the outside; shutting down legacy networks; implementing power saving features in the access network; and reducing fuel consumption by implementing hybrid stations.
This effort is reflected in a 64% improvement in our energy intensity ratios (MWh/PB) compared to 2015 and we decoupled the growth of our services from power consumption.

SAVINGS COME FROM EFFIENCY ENERGY PROJECTS	181 GWh
Lighting	0.5%
Power Saving Features	14.7%
Cooling	5.2%
Power	1.7%
Network transformation	71.6%
Renewable self-generation	1.1%
Others	5.2%

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Renewable Energy Plan
Decarbonising the Company demands not only maximum efficiency in energy usage but also it comes from renewable resources.
To do this, Telefónica has a Renewable Energy Plan, through which 100% of our electricity in Europe and 58% worldwide comes from zero emissions sources. By doing this we have met the target set for 2020 in advance.
Similarly, switching to clean energy also reduces our operating costs and makes us less dependent on fluctuations in fossil fuel prices. Our Renewable Energy plan projects a 6% savings on energy OPEX by 2020, and could reach 26% in 2030.
The Plan includes all types of solutions; self-generation, purchasing renewable energy with a guarantee of origin and long-term agreements (Power Purchase Agreements - PPA) and non-conventional renewable energy takes priority.
The initiatives in 2018 included two power purchase projects; the acquisition of 100% renewable power in Brazil, and a solar plant that became operational under a PPA agreement for Telefónica Mexico.
Since November 100% of the power consumed by the operator in Brazil comes from renewable resources. This has been achieved through three strategies; contracting green energy from the incentivised free market; mid-term contracting of energy from small hydropower plants under a distributed generation agreement and finally, the acquisition of guarantees of renewable origin for the rest of the power consumption.
In 2018 the largest solar park in the country started supplying our operation in Mexico, thanks to a PPA signed between Telefónica and the solar power generation company. This solar park will supply 40% of the power consumed by Telefónica Mexico over the next 20 years.
Regarding self-generation, we are gradually increasing the mobile network base stations that are powered by renewable energy; we currently have more than 4,300. This also enables us to avoid using fuel-powered generators in remote areas. Self-generation is also gradually gaining presence in other types of facilities that consume more power, such as the MTSO in Managua (Nicaragua), where solar panels have been installed that generate 10% of its power consumption.
In total, 3,382 GWh come from renewable energy sources. This has enabled us avoid the emissions by 1 million tonnes of CO2. This demonstrates that renewable energy is key to decarbonising our activity and reducing our carbon footprint in absolute terms.
100% of the power consumed in Europe and Brazil comes from renewable sources.

2.2.4.3. CO2 Emissions
We calculate and reduce our carbon footprint every year, including direct emissions (Scope 1) from fuel consumption and fugitive emissions of refrigerant gases and indirect emissions from electricity consumption (Scope 2), and other indirect emissions related to our value chain (Scope 3). The Renewable Energy and the Energy Efficiency Plans are the main drivers for reducing emissions.
Our calculation method is based on the GHG Protocol and the ISO 14064 Standard.

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GHG emissions	Unit	2015	2016	2017	2018	2015-2018 Evolution
Scope 1	tCO2eq	304,857	301,999	304,811	261,364	(-14%)
Scope 2 (based on market method)	tCO2eq	1,644,802	1,180,803	1,092,179	957,459	(-42%)
Scope 1 + 2	tCO2eq	1,949,659	1,482,802	1,396,989	1,218,823	(-37%)
Scope 3	tCO2eq	n.a.	2,606,625	2,460,656	2,296,042	(-12%)
Emissions avoided by consuming renewable energy	tCO2eq	(-514,429)	(-869,742)	(-779,084)	(-987,447)	92%
Emissions intensity (scope 1 and 2/revenue)	tCO2eq/M€	39.12	28.50	26.86	25.03	(-36%)
Scope 1: Our Scope 1 emissions come from two main sources; fuel consumption in our lines of business and fugitive emissions of refrigerant gases from air conditioning units. We reduce them through different initiatives, such as replacing fuel-powered generators with renewable self-generation or substituting cooling units with free cooling or with other units with refrigerant gases with lower warming potential. Through these measures we have reduced this scope by 14% compared to 2015, which represents a reduction of more than 43,500 tonnes of CO2 eq emissions per year.
Scope 2: Scope 2 emissions, from power consumption, are the most significant in our activity. The actions we carry out to reduce them are based on implementing energy efficiency projects and on transitioning to consuming more renewable energy. Through these actions we reduced our Scope 2 emissions by 42% in 2018 compared to 2015, which represents a reduction of more than 687,000 tonnes of CO2 eq emissions per year.
Without our renewable energy plan, Telefónica's emissions would have been 80% higher.

	2015	2016	2017	2018
GHG emissions (scope 1 and 2) (tCO2eq)	1,949,659	1,482,802	1,396,989	1,218,823
Power consumption (MWh)	7,157,309	6,993,722	7,042,619	7,136,772
Renewable energy (KWh)	1,244,391,699	2,611,852,794	2,698,549,068	3,382,311,679
Scope 3: The main Scope 3 emissions of our value chain come from the categories related to purchases from our supply chain, and usage of the products and services we sell our customers.In 2018, these emissions were 2,296,042 tCO2e, 12% less than in 2016.
68.5% comes from our supply chain; for the purchase of products and services, the acquisition of capital goods and the generation of energy.
Our objective is to reduce 30% emissions per unit of product purchased between 2016 and 2025 (categories 1 and 2 of Scope 3); and 25% emissions associated with the energy life cycle (category 3 of Scope 3).

2.2.5. DIGITALISATION AND ECOSMART SERVICES
Digitalisation and connectivity are the main instruments for dealing with the environmental challenges affecting society at large: climate change, water shortage, circular economy, pollution and loss of biodiversity. This new digital era is an opportunity for the process of transformation of the economy, business and society to be carried out while providing solutions to reduce the environmental impact. Many of our services now have this integrated approach.
Our business strategy is committed to the digital revolution, which is why we provide services based on connectivity, the Internet of Things (IoT), Cloud or Big Data. In all of these we find environmental benefits; for example, with IoT services we make more efficient use of resources such as energy and water, with Big Data

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we are helping to improve traffic planning and air quality, and with drone-based services and connectivity we can improve fire response.
2.2.5.1. Connectivity
Connectivity is the foundation on which our business is built, with products such as broadband, fibre-optics and audio/video conferences making new ways of working possible with less travel, which enables the reduction of energy consumption, carbon emissions and air pollution.
2.2.5.2. Internet of Things (IoT)
The IoT is a lever for global growth, and as Telefónica is a leader in connectivity and digital services, the Internet of Things presents a great opportunity. This technology offers numerous possibilities, because by connecting objects in real time we obtain information on their state and behaviour and we can apply it in various scenarios. An example of this is energy efficiency, since by connecting energy-consuming goods it is possible to change their configuration in real time so that they consume adequate power at any time.
This can be seen in services as:

◦	Smart energy meters for our customers, such as the case in the United Kingdom where Telefónica manages 22 million homes with 40 million gas and electricity meters connected.

◦	Mobility optimisation solution, such as our fleet management solutions, field force management in mobility and asset tracking.

◦	Energy efficient solutions for smart cities, based on the optimisation of the lighting or the means of urban mobility.

◦	Energy optimisation solutions for companies, both at factory level and companies with a large geographical dispersion of venues, such as hotels and supermarkets, among others.

◦	Agricultural optimization solutions such as Smart Agro.

◦	Networked car solutions for the major consumer, in order to optimise its use and for early detection of faults.
IoT is a commercial reality, and this is reflected in Telefónica’s revenue from this source (read more in the case study flagship 'Energy efficiency and IoT').

•	IoT growth of revenues year-on-year: +31.0%.

•	19,483,000 lines connected: +20.7% year-on-year.

2.2.5.3. Big Data
Through analysis of movement patterns traced by mobile phone use, combined with other open data or from IoT sensors, we are offering our customers services that apply to the environmental world, such as transport management in a city and improvements in the response to an environmental catastrophe.
LUCA is our Big Data specialized services unit. Its aim is to help customers with decision-making, in a more efficient management of the resources and, ultimately, in reverting the benefits of this flow of information to society as a whole.
In the market, we have launched various EcoSmart services based on Big Data such as LUCA Energy and LUCA Fleet. Both analyze the information collected by the IoT sensors and offer a top analytical and display layer of the data that have a direct impact on decision-making, improve planning and help reduce consumption of resources. Meanwhile, we highlight LUCA Transit as a product designed to optimize the planning of infrastructures and transport systems through greater knowledge of passengers, timetables and routes, applying

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Big Data techniques. The result is that our customers optimize planning of infrastructures and transport systems to make them suitable for the real needs of passengers with the maximum budgetary control.
In addition, our Big Data for Social Good unit is geared towards using the data to help with the development of society, providing value and thereby contributing to the Sustainable Development Goals. We can highlight two examples in this regard:

•
Forecasting of pollution by nitrogen dioxide and estimation of emissions in cities thanks to mobility data: The means of transport we use daily, particularly vehicles powered by a combustion engine contribute significantly to air pollution in cities. This is why the use of Big Data on mobility data generated by the mobile telephone network is an instrument that shows great potential in this regard. Additionally, with artificial intelligence techniques we can even predict future levels of pollution so that the authorities can draw up adequate contingency plans for the forecast. These data are also central to estimating gas emissions whose origin is population mobility. These initiatives have been piloted in cities like Sao Paulo (Brazil), Madrid (Spain) and various locations in Germany.

•
Use of big data for reduction of emissions in the livestock sector: Telefónica and the Food and Agriculture Organisation of the United Nations (FAO) signed an agreement on the use of IoT and Big Data to promote the development of the rural populations of Latin America. In this context a partnership was developed around “Climate-Smart Agriculture” in Ecuador. The project is designed to provide information and training to small and medium-sized cattle ranchers in ways to improve the production of their cattle while minimising the impact of the greenhouse gas emissions of their holdings. For that purpose, advanced mathematical and analytical models are being used to generate relevant and industrialised information to each cattle ranch.

2.2.5.4. Cloud
Thanks to our hosting services in Data Center, we contribute to dematerialisation, reducing energy consumption and maximising space utilisation. All of this significantly reduces the carbon footprint of our customers.
Nowadays, we have 11 Strategic Data Centres which allow us to cover our needs as efficiently as possible. The main ones are located in Spain, Brazil, Miami, Chile, Peru and Mexico. They all comply with the Green IT international standards of eco-efficiency and sustainability and have electrical and air conditioning principles which allow us to reduce the energy consumption of these infrastructures by 75%. The average PUE of the main Data Centre was reduced, year-on-year, in 2018 by 1.72.

2.2.5.5. Emissions avoided by our services - Positive net impact
In conclusion, through our services, from the connectivity and the cloud, to the services of IoT and Big Data, we have the ability to reduce the carbon emissions from other sectors and increase the resilience to climate change in the societies in which we operate.
Thanks to the IoT fleet management services and energy building services, video/audio conferences, cloud and connectivity to promote teleworking, in 2018 we avoid the generation by our customers of 1.4 million of tons of CO2.
Our services avoided 1.2 times the emissions that we generated, that is, for each ton that Telefónica emits in its activity we are able to avoid 1.2 tons in our customers. We avoid more than 180 mil tons of CO2 thus making possible a positive net impact on the planet.
Our objective is to generate a higher positive impact, therefore, in 2025 for each ton of CO2 that Telefónica emits, we will avoid 10 tons of CO2 into the atmosphere through our services.

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2.2.6. MILESTONES AND CHALLENGES
MILESTONES 2018

•	We announced our Telefónica Sustainable Financing Framework.

•	99.4% certified company under the new ISO standard 14001:2015.

•	We consume 100% renewable electricity in Europe, 58% at global level (Brazil 100% renewable from November 2018).

•	We are 2 years ahead of meeting the energy and emissions targets for 2020.

•	We reduce our carbon emissions by 37% with respect to 2015.

•	With our services we avoid 1.4 million tCO2e, equivalent to 1.2 times our carbon footprint.

•	We reduce our energy consumption per traffic unit by 64% with regard to 2015.

•	We have been awarded the maximum “A” classification in CDP Climate Change.

•	We set objectives for reducing our Scope 3 emissions.

•	We signed a PPA in Mexico for 40% of the electricity consumed.

•	We generated 4% less waste and recycled 97%.

CHALLENGES

•	Avoid 10 tons of CO2 for each ton we emit by 2025.

•	Reduce CO2 emissions in our supply chain to 30% per euro at 2025 compared to 2016.

•	100% renewable electricity consumption in 2030.

•	Extend digitalisation of our waste management (GreTeL) of all operations.

•	Reduce our CO2 emissions (scopes 1 + 2) by 50% in 2030.

•	Sign a PPA agreement in Spain and Argentina .

•	Drive development of technological solutions to promote the revolution towards the circular economy.

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2.2.7. MAIN KEY INDICATORS

WATER AND WASTE	2015	2016	2017	2018	2015-2018
Total waste generated (t)	25,896	23,507	27,536	26,295	1,5%
Waste Recycling (%)	97%	97%	97%	97%	0.0%
Equipment reused (t)	289	1,408	1,242	2,220	668%
Water consumption (Hm3)	3.93	3.75	3.74	4.06	4%
Total energy consumption (MWh)	7,157,309	6,993,722	7,042,619	7,136,772	(-0,3%)
Electricity (MWh)	6,724,081	6,493,117	6,581,361	6,668,881	(-0,8%)
Energy from renewable sources (%)	20.5%	46.0%	46.9%	58.0%	n.a.
Total traffic managed per annum (PB)	17,235	25,716	35,708	47,500	176%
Energy efficiency (MWh/PB)	415	272	197	150	(-64.0%)
Scope of Emissions 1 (tCO2e)	304,857	301,999	304,811	261,364	(-14.0%)
Scope 2 Emissions (market-based approach) (tCO2e)	1,644,802	1,180,803	1,092,179	957,460	(-42.0%)
Scope 3 (tCO2e)	n.a.	2,606,625	2,460,656	2,296,042	(-12.0%)
Emissions avoided due to renewable energy consumption (tCO2e)	514,429	869,742	779,085	987,447	92%
Intensity of emissions (scope 1+2/income) (tCO2e/M€)	39.12	28.50	26.86	25.03	(-36.0%)

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2.3. COMMITTED TO SOCIAL WELL-BEING
In Telefónica, we believe in a world that is comprehensively sustainable: socially fair, environmentally secure, economically prosperous, inclusive and more predictable. This is why we are fully involved in the social welfare of all the countries where we operate. Not only we do have a positive impact on GDP, employment, the environment and tax (see chapter 'Our impact on communities and tax information'), but we also pursue an increasingly diverse, inclusive, and flexible environment for our human team (see chapter 'Our team makes the difference'). Likewise our allies are a key part of our business. We ensure that together we achieve high social and environmental standards, promoting the respect for human rights (see chapter 'Suppliers, our allies'). In addition, we are an active part of the social and cultural life of those who live in them. We are aware of the influence and responsibility that Telefónica has and must have with regard to the promotion of knowledge, culture and solidarity in the communities in which we are present. For this reason, we are an active part of the social and cultural lives of the people that live in them.

2.3.1. HEALTH AND SAFETY AT WORK. EMPLOYEE WELL-BEING
Health and safety at work is a concept which has grown and shifted along with society and now we understand health to be a state of complete physical, mental and social well-being in harmony with the environment.
At Telefónica we integrate the aforementioned concepts, assuming them as commitments to our employees, their families and the community, as laid down in Telefónica's Responsible Business Principles and contained in the 'Global Policy on the Health, Safety and Well-being of our employees, our supply chain and our partners', approved in 2018. Furthermore, all the collective bargaining agreements contained clauses on health and safety at work adapted to local legislation.
2.3.1.1. Prevention of work-related incidents and occupational illnesses
We lay down procedures to identify the dangers and assess the risks in order to prevent work-related incidents and occupational illnesses. We ensure compliance with the legal requirements in force in each country, as well as adopting, in a complementary manner and in accordance with the principle of prevention, other requirements based on local regulations or international standards. To this end, we foster the implementation of a Health, Safety and Well-being Management System at all our operations. Of Telefónica's operators, 85% contemplate a Health, Safety and Well-being management system based on the new ISO 45001 standard. We have certified this system in over 50% of the countries where we are working and our work plan covers the implementation of this management system in the rest of the operators.
Among the professional activities carried out within the Company, there is no special incidence or risk of suffering professional illnesses. During 2018 there were two fatal accidents, one in Argentina and the other in Brazil.
Health and safety training has been strengthened through the global online tool SucessFactors, which offers training in several languages according to the risk associated with your job.
2.3.1.2. Representativeness and worker participation
We promote worker and other stakeholder information, consultation and participation to ensure healthy and safe workplaces. Worker representation on joint health and safety committees is the established model in the different countries where we are present. These local committees enable us to put into practice and consolidate the objectives set regarding health and safety through continual analysis and monitoring of the scheduled preventive activity.
In 2018 we had approximately 222 committees, which represented more than 87% of the Company's employees. Our global target in 2019 is to achieve the figure of 100% of employees represented.
2.3.1.3. A culture which watches over mental health
We are committed to promoting well-being and the psycho-social environment in the workplace to reduce emotional or mental stress. Resulting from this commitment, Telefónica introduced a Healthy Business

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Excellence System, backed by the Spanish National Institute of Workplace Health and Safety. In this system, the psycho-social component has been gaining increasing importance as it has helped us identify the degree of stress faced by employees in their workplaces.
During 2018, the methodology used to assess risk was improved by introducing collaboration with external psychologists who, in addition to providing professional support in evaluating the results of the risk assessment, helped to develop practical solutions to tackle the issues of work-related stress.
We also established ways to support employees, which included access to medical experts as well as creating mechanisms for asking for help. Workers have access to different training programmes to support employees, which deal with topics such as time management, handling stress, style of leadership and decision making.
The 'Healthy Business Excellence System' is audited internally each year and the results are submitted to the Health and Safety Committee.
To back up Telefónica's commitment to promoting a healthy working environment, every two years an external company is hired to audit progress made in implementing this system and certify that the model is being followed. The psycho-social working environment is one of the performance indicators that Telefónica has publicly committed to addressing. The certificate for this system was renewed in 2018.
2.3.1.4. Culture of Well-being - 'Feel Good'
We define strategies that foster a culture of well-being with initiatives at all levels of the organisation. We have a corporate well-being programme, known as 'Feel Good', which seeks to have a positive impact on employee well-being and motivation.
Since 2015, we have had more than 100 annual initiatives at the Company around the four cornerstones of the programme: physical activity, nutrition, health and the person (emotional well-being). The main objectives of Feel Good are to create healthy eating habits and provide tools for making better decisions with regard to diet, activating movement as a source of well-being, from small exercises or walks to big sporting challenges. It also includes programmes focused on emotional well-being and personal leadership, and encouraging prevention of illnesses and early detection, conferences and practical tips.
2.3.1.5. Disconnect to Reconnect
At Telefónica, we believe that are the people who give meaning to technology and not vice versa. We have confidence in in the enormous potential that technology offers to people, to companies and to society. But also, we are aware that this digital revolution brings with it uncertainties that make us wonder about the role of technology in our lives. That's why we want to promote quality and secure connections, that make us more open and in control, making us owners of our decisions and digital life.
 For that reason, we have defined a global strategy based on the promotion of responsible and intelligent use of the Internet and connected devices in all areas of our lives, but with special emphasis on protecting the most vulnerable groups and the right disconnection.
Also, we understand that employment relationships are based on seeking common well-being; this is why we deem it essential to look around us and work out the ways in which we can improve our workers’ lives.
In this search, we understand that although technology improves our lives in many aspects, it also exposes us to certain not insignificant risks. Consequently, we consider it necessary for our workers to be able to disconnect and create healthy habits, providing them with tools to develop their own digital well-being. Telefónica's commitment to its professionals disconnecting at a digital level has materialised in an agreement entered into by the Chairman and the major trade union organisations in Spain (UGT and CCOO).
By virtue of this agreement, we undertake to encourage measures to foster respect for workers' rest times, once the working day has ended, recognising the right to disconnect at a digital level as a fundamental aspect of successfully organising working time better in order to respect employees’ private and family lives and, in short, their quality of life and health.

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The commitment to disconnecting from the digital world will be extended to all the countries where Telefónica operates. In 2019, this commitment will be included as an annex to the International Framework Agreement we signed with the UNI, a declaration of principles in favour of disconnecting digitally which aims to reinforce even more the importance of this issue at global level. In addition, a policy is to be implemented for each of the Telefónica companies in Spain which will serve as a guide for other countries where the Group is present who would like to adopt it in the future.
2.3.1.6. Our products and services are safe
Telefónica carries out painstaking work to guarantee the security, smooth functioning (with its implications for safety), accessibility and traceability of its products.
We apply the required protocols to ensure that 100% of the services and products which are commercialised comply with international standards and the legislation in each country. These certificates affect safety in one way or another and always affect quality and our customers' user experience.
No breaches of these regulations occurred in 2018.
2.3.1.7. Our associates and partners
We foster best practices regarding health, safety and well-being at work in our supply chain and with our partners.
Proof of this is the 'Proyecto Aliados' initiative whereby occupational health and safety audits are performed that are complemented by meetings with contractors. The audits involve monitoring and analysis of their prevention results.
Additionally, the Coordination of Business Activities Procedure was implemented in Spain during 2018; this organises the coordination of preventive activities both for collaborating companies and for Telefónica's own companies. This improvement helps careful planning of coordination, thus preventing mistakes and improvised solutions. It makes it possible to expedite and ensure awareness and compliance for all the activities which must be performed under the regulations, and to guarantee the preventive measures necessary for all workers.
2.3.1.8. Electromagnetic fields
a) We comply with the recognised international limits
During 2018, all measurements that we took at our base stations were performed under the standards recognised by the leading organisations for standardisation and normalisation of the world such as the IUT (International Union of Telecommunication), the ICNIRP (International Commission on Non-Ionizing Radiation Protection), among others. In the majority of countries in which we operate these measures are audited and are available to the public.
Furthermore, all our terminals and equipment that provide our service comply with the international standards established in the SAR parameter (Specific Absorption Rate), a parameter established by the regulatory bodies and different health agencies duly authorised for this purpose.
At Telefónica we monitor all the scientific results in all the fields and in all the population groups, especially in children, pregnant persons, and more susceptible groups. It is one of our challenges to embark on fifth generation technology and ensure that it is secure.
Telefónica actively collaborates with its expertise, with the public and, in general, with society to promote the maximum guarantees of safety and the most scientific perception and objective possible on the knowledge surrounding electromagnetic fields.
b) We cooperate with research: we increase our knowledge
The scientific research in this field is a priority area for the World Health Organisation in our research agenda. Similarly, the research programme of the European Union contemplates different projects in this area with the

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aim of responding to the possible health effects of the electromagnetic fields. At Telefónica we follow these projects closely and we collaborate directly with some of them: Gerónimo, COSMOS, Arimmora.
c ) We dialogue with the Communities
At Telefónica we have a Manual of Good Practices that lists all those initiatives carried out within the group in the different countries in which we operate with the aim of serving our teams as a guide. All these practices have a common interest in establishing a proper relationship with those communities we intend to serve, most of the time through our institutional partners. In the Manual we have grouped together our success stories in the following sections: We chat with the Communities, we Collaborate with the Institutions, We Cooperate with the Research, We Commit to other Groups and Raise Awareness of our Employees. It is a document that can be consulted on Telefónica’s website.
At Telefónica Ecuador, we have 100% effectiveness over the last two years in resolving conflicts. This project has served as a guide in other operations, such as Telefónica Mexico. This operation has developed and implemented an internal procedure that establishes the different steps to follow for optimum coordination in responding to the Communities.
d) Raising awareness of our employees
Every year we have held our workshop on electromagnetic fields and health. This year we have enjoyed the cooperation, once again, of the ICNIRP (International Commission on Non-Ionizing Radiation Protection), and we have focused on the new technological standard, the renowned 5G.
We believe that reporting is fundamental for society to overcome the myths related to electromagnetic fields and understand how telecommunications works. Thus, we put at your disposal some useful links, information from experts on this matter and frequently asked questions which we update regularly.
All the employees at Telefónica have access, through the online SSFF training tool, to the 'Mobile Telecommunications and Society' course in Spanish, Portuguese and German. The course includes four modules in which the technical basics of mobile phone technology are explained, how the exposure limits are established and how we comply with the different regulations, and what the latest developments are regarding electromagnetic fields. This course is part of the welcome package in the majority of the OBs.
2.3.2. EDUCATION
The speed of the change generated by technology is creating new challenges but it also offers new opportunities. In this respect, education is a tool that is widely available and it is key to reducing the digital divide. Digital education should cover all of the stages of learning and be incorporated into day-to-day life because in this new society it is vital to never stop learning.
At Telefónica Digital Education we promote digital education as an engine of development through several initiatives that have already been implemented, promoting barrier-free quality training for everyone. For this purpose, we have established several different programs:
MiríadaX, the first Ibero-American platform for MOOCs: It has a library of more than 1,000 courses from over 100 Ibero-American universities and institutions and a faculty of more than 2,000 teachers, with more than 5,690,000 registered students.

Scolartic, online educational community for teachers: Its objective is to empower schools and teachers as the drivers of the change needed for the transformation of 21st century education. It has 706,624 teachers, educators and parents who have provided 3,232,557 hours of training on the latest international educational trends.

Stembyme, a gaming and learning environment for Ibero-American children and young people from 14 to 18 years old, whose objective is to promote the development of their scientific competences through digital

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education, experimentation and support. At the end of 2018 it had a total of 439,406 users who participated in 1,432,648 hours of training.

Instituto Tecnológico Telefónica: Created in 2017, its objective is to promote official online professional training and to boost the new digital professions. It has two Higher Vocational Training vocational training courses and its own degrees taught in the classroom.
2.3.3. SOCIAL ACTION
Most of our social action is carried out by Telefónica Foundation, ATAM or Profuturo Foundation, as well as through different social sponsorships by the Company.
2.3.3.1. Telefónica Foundation
This is a group of permanent and non-profit private foundations, constituted in most of the countries in which we are present. Telefónica Foundation performs out its social action with the aim of contributing to the development of the societies in which we operate.
In accordance with Telefónica’s irrevocable commitment, undertaken in 2015, to pay a 325 million euros donation to Telefónica Foundation, in 2018 cash payments have been made in an amount of 94 million euros and in-kind contributions amounting to 2 million euros. The outstanding amount of this item as of December 31, 2018 totals 49 million euros. (The Foundation data is in the process of external verification).

Telefónica Foundation is working to become a major player in the development of the social field of digital transformation. For 20 years, it has contributed to creating a more compassionate digital world and it aims to improve people's development opportunities through educational, social and cultural projects.
Digital inclusion projects such as ProFuturo, present in Latin America, Asia and Africa, and educational innovation projects, such as Enlighted, are a good example of the efforts made by this institution in the field of education.
Employability is another area of action of the Telefónica Foundation. 2018 was the year of consolidation of the Conecta Empleo program in Spain, which uses Artificial Intelligence to help young people find the most popular job opportunities in the technological field in real-time and to get training for these positions. It also offers free courses, both online and in the classroom and, through a virtual career counsellor, it provides advice to users that are looking for digital work.
The dissemination of culture is another cornerstone of the foundation's activities, with the Espacio Fundación Telefónica [Telefónica Foundation Arena] being the main venue, although it is not the only one. Madrid, Buenos Aires, Lima, Santiago de Chile and Quito all have branches of this venue for debates, exchange of ideas, training, art and technology. Almost a million people passed through the venue in Madrid in 2018. This activity is complemented by workshops for the whole family and events that address all kinds of issues. The Foundation also has a publishing arm for publications and research in communications and the digital society, including the TELOS magazine and the Informe de la Sociedad Digital en España [Report on the Digital Society in Spain] (sdiE).
In the fields of employability, volunteering, education and culture, Telefónica Foundation implements digital projects, global projects, inclusive projects and projects for everyone.
2.3.3.2. Profuturo Foundation
Reducing inequalities around the world is one of our main corporate objectives. At Telefónica, we believe that education is the most powerful instrument for reducing inequality and building the foundations for sustainable growth worldwide. To achieve this, in 2016 we joined forces with the "La Caixa" Banking Foundation to create the ProFuturo Foundation.
This new digital education plan seeks to contribute to closing the educational gap by providing quality digital education for boys and girls, as well as teacher training, in vulnerable environments in Africa, Latin America and Asia. By doing this, it aims to help ten million children by 2020. It thereby aspires to become a leader in the field of educational transformation and innovation, using data analytics to improve teaching and learning.

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In 2018, ProFuturo helped more than 8 million children and nearly 300,000 teachers in 28 countries in Latin America, Sub-Saharan Africa and Asia.
ProFuturo offers a comprehensive education solution that enables teachers to continue to make progress in their professional work and to manage their classrooms, whilst improving learning. Furthermore, we adapt to the context and the profile of the teachers and the environment, regardless of whether or not there is connectivity.

2.3.3.3. Volunteering
Technology consolidated its position in 2018 as the perfect ally for the growth of the Telefónica volunteering programme, increasing the number of beneficiaries to more than 485,000; which represents an increase of more than 52% compared to the previous year. The importance of digital volunteering is also reflected in the fact that it represented 47% of the programme overall. (The Volunteering data is in the process of external verification).
In total, 1,080 activities were conducted in areas such as education and children, social inclusion, the digital gap, care for people with disabilities, care for the environment, supporting those affected by natural disasters, employability and entrepreneurship.
The first edition of the 'Fundación Telefónica Volunteering Awards' was held; it won external recognition from 'Actualidad Económica' (El Mundo) and 'Expansión' for Telefónica's digital volunteering, deemed 'one of the 100 best ideas of the year'. Although there were more volunteer participants in 2018, amounting to 41,800 in 31 countries, there was above all an increase in the ratio of beneficiaries per volunteer, the result of a clear

2.3.3.4. ATAM
Atam is an association created by Telefónica whose objective is to support people with disabilities. With an annual investment of almost 8 million Euros in 2018, it is a mutual and collaborative support organization that provides solutions to people that require support. It is a non-profit entity that was incorporated more than 40 years ago and has been declared a Public Utility. It is organised as a Social Protection System for people suffering from disabilities and/or dependency.
Its main mission is to promote the empowerment of people in their daily life, based on the principles of mutual support, equal opportunities and universal accessibility. It also helps to provide solutions to families in difficult circumstances arising from disability and dependency.
THE MAIN ASSOCIATION AND SPONSORSHIP ACTIVITIES OF TELEFÓNICA IN THE SOCIAL FIELD ARE:

•	AECA,an organisation that issues generally accepted accounting principles and standards and studies on good business practices.

•	AENOR, a Spanish organisation that carries out standardisation and certification activities (S+C) to improve quality in companies and the wellbeing of society.

•
Asociación Española para las Relaciones con Inversores, The Asociación Española para las Relaciones con Inversores [Spanish Association for Investor Relations] Its objective is the promotion of the investor relations of listed companies.

•	ASIET, an association formed by the main telecommunications operators in Latin America.

•	Broadband Forum, is a non-profit industrial organization focused on improving broadband networks to make them faster and smarter.

•	Business Europe is a European employers' organisation created by national organisations which currently represents 40 organisations from 34 countries.

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•	CDP is a non-profit organisation that manages the global disclosure system for investors, companies, cities, states and regions in order to manage their impact on the environment.

•	CEOE, is the institution that represents the Spanish business community.

•	Comisión Europea (CE), The European Commission is the institution that embodies the executive branch of EU power.

•	CAF, is a development bank made up of 19 countries and 14 private banks in the region.

•	Confederación Estatal de Personas Sordas (CNSE), [National Confederation of Deaf People] defends the interests of people with hearing disabilities and their families.

•	Corporate Excellence, An important group of the main Spanish corporations, Corporate Excellence aspires to become a technical leader in sustainability

•	ERT, is an informal forum that brings together up to 50 chief executives and chairmen of the main multinational companies of European parentage.

•	ETNO, is the association of the main European telecommunications network operators.

•	ETSI, the European Telecommunications Standards Institute.

•	FAO,a specialised agency of the UN that manages international activities aimed at eradicating hunger.

•
Red Global de Aprendizaje (GAN), The Global Learning Network (GAN) is a business alliance that has the general objective of promoting and linking business initiatives with skills and employment opportunities for young people.

•
Pacto Mundial de Naciones Unidas (Global Compact), The United Nations Global Compact (Global Compact) is an international initiative that promotes the implementation of ten universally accepted principles in the areas of Human Rights, Labour Standards, the Environment and the Fight against Corruption.

•
Global Network Initiative (GNI), is a non-governmental organisation for preventing Internet censorship by authoritarian governments and promoting the protection of privacy on the Internet and the rights of individuals.

•	Global Reporting Initiative (GRI), is an organisation whose purpose is to promote the drawing up of sustainability reports in all types of organisations.

•	Grupo español de crecimiento verde, Association that aims to address environmental challenges through public/private collaboration.

•	GSMA,represents the interests of mobile operators worldwide.

•	ICT Coalition, works for the development of products and services that address the challenge of child safety in the online world.

•	Banco Interamericano de Desarrollo (IDB), supports the efforts of Latin America and the Caribbean to reduce poverty and inequality.

•	Internet Watch Foundation, NGO that locates and reports images of child sexual abuse globally.

•	UIT (Unión Internacional de Telecomunicaciones), The ITU (International Telecommunication Union) is the specialised agency of the United Nations for Information and Communication Technologies (ICT).

•	OCDE, The mission of the OECD is to promote policies that improve the economic and social well-being of people around the world.

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•	Fundación ONCE, Organisation dedicated to the social and labour inclusion of people with disabilities.

•	ONU Mujeres, UN Women is the United Nations organisation dedicated to promoting gender equality and the empowerment of women.

•
Organización de las Naciones Unidas, The United Nations is an international organisation founded by 51 countries that is committed to maintaining international peace and security and promoting social progress, the improvement of living standards and human rights.

•
RE100, is a global initiative to involve, support and highlight the big companies that have committed to using 100% renewable energy, giving an example of leadership in the fight against climate change and the development of a low-carbon economy.

•	Red Peruana contra la Pornografía Infantil (RCPI) [Peruvian Network for Combatting Child Pornography] is formed to fight against the sexual exploitation of children, especially on the Internet.

•	Spainsif, Spainsif is a non-profit association made up of all types of entities interested in the promotion of sustainable economic activity.

•	Telecommunications Industry Dialogue, An organisation that brings together operators to promote freedom of expression and respect for privacy in the telecommunications sector.

•	Banco Mundial, The World Bank is a vital resource that provides financial and technical assistance to developing countries around the world.

•	UNICEF, Agency of the UN that works to defend the rights of children.

•	Responsible Business Alliance, Biggest industrial coalition in the world dedicated to the social responsibility of companies in global supply chains.

•
Public Private Alliance for Responsible Minerals Trade,Multi-sector initiative to look for solutions in the supply chain for the challenges of conflict minerals in the Democratic Republic of the Congo (DRC) and the Great Lakes Region (GLR) of Central Africa.

•
Federación de Asociaciones de Personas Sordociegas de España (FASOCIDE), Federation of Deafblind Associations of Spain, which carries out the representation and defence of the rights and interests of deaf and blind people before the authorities and other public and private institutions.

•	PNUD (Programa de las Naciones Unidas para el Desarrollo),United Nations Development Program working to eradicate poverty and reduce inequality and exclusion.

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2.4. OUR TEAM SETS US APART
2.4.1. CONTEXT
The use of technologies has given rise to a great social, cultural and economic transformation and is irreversibly transforming companies' relationships with all their stakeholders, including their employees.
This far-reaching digital transformation offers great opportunities, but also presents challenges as regards managing people in the company. Increasingly, we need highly-qualified professionals with specialised profiles; the young generations who are part of today's digital economy assert that a good balance between working and personal life is key when choosing which company to work for and also demand jobs in which they feel personally satisfied. The changing population pyramid makes it possible to foresee a labour market which is growing older and will require new methods to take advantage of all the experience and talent.
We, the companies, have to face a deep-rooted cultural shift which will enable us to anticipate the changes. There is a need to move forward towards a new concept of work, to offer more cross-cutting, flexible ways of working which respect employees' free time. This will improve both performance and employee satisfaction.
Telefónica has anticipated these changes by becoming a platform-based company, digitizing its networks and systems and being committed to cybersecurity, connectivity services and artificial intelligence to capture new sources of sustainable growth.
To boost the growth we are seeking as a company, the strategy in the people management area is based on one hand on galvanising the environment and new ways of working, to encourage the capacity for management and autonomy of teams and, on the other, on fostering a growth mentality in each of Telefónica's professionals, through on-going learning and self-development.
Diversity and multiculturalism are part of our identity as a company. As regards gender diversity, in 2018 37.7% of our professionals were women. The percentage of female executives in 2018 was 23.3%.

2.4.2. TALENT AND DIVERSITY MANAGEMENT
2.4.2.1. Diversity and inclusion: our starting point
At Telefónica, we incorporate diversity as a key element and we do this because we firmly believe effective management of diversity offers considerable advantages for the business, as well as being consistent with principles of social justice. In this respect, we approach our diversity strategy from the point of view of four main stakeholders: employees, society, customers and suppliers.
Keeping all the stakeholders in mind enables us to extend the scope of our actions while creating an inclusive environment, in which each employee finds a space where they can develop.
At Telefónica, we seek the 'value of difference' being:

•
Distinctive: Based on the concept that each of our employees is a unique, unrepeatable individual capable of contributing value, we promote a workplace environment in which all people feel free to be themselves.

•
A reflection of reality: We want our organisation to be representative of the diversity present in all the communities where we operate. It is only in this way that we will manage to empathise with our customers and successfully consolidate our digitalisation.

•
A driver of change: We are aware of our potential, as a telecoms supplier, for achieving a more equal, diverse and inclusive world. We want to be the driving force for these values in the societies where we operate, leveraging the value of technology to achieve it.

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•	A model for our agents and partners: We therefore encourage our suppliers to incorporate good diversity management.

a) Policies and bodies
We ensure the cross-cutting nature of our diversity and inclusion strategy through:

•
The Global Diversity Council: Composed of top-level managers, its objective is to promote and monitor the diversity strategy inside the Company. In addition, the role of Chief Diversity Officer has been created to support the council, as well as the roles of Diversity Champions, who act as internal agents of change in all areas of the company.

•
Appointments and Departures of Executives Policy: It guarantees transparency and meritocracy in recruiting and promoting executive talent. At the same time, our procedures guarantee that the appointment and re-election of members of the Board of Directors is based on an objective analysis of needs, favouring diversity and ensuring non-discrimination.

•
Corrective measures to deal with inequality in the specific area of gender diversity. Among these measures, it must be highlighted that we ensure the presence of both genders in final shortlists of candidates for internal recruitment processes. To make sure this measure is complied with, a Transparency Committee was set up in June 2018 consisting of the Chairman and four top-level executives.

•	In addition, our Supply Chain Sustainability Policy lays down the supplier's obligation not to discriminate against any sort of group in its hiring, training and promoting policies.
The aforementioned policies, bodies and actions, aimed at fostering diversity and equality among all the demographic groups within the company, are included under the umbrella of our Global Diversity and Inclusion Policy. This was approved in 2017 by the Board of Directors and seeks to ensure management that is free of any prejudice associated with differences.
Finally, from 2019 we will include our global gender diversity objective in the variable remuneration scheme for the Company’s executives.

b) The challenge of equality
Through the Global Diversity and Inclusion Policy we guarantee equal opportunities and non-discriminatory, fair and impartial treatment of the people in all the areas of our Company, without bias as regards gender, nationality, ethnic origin, religion, sexual orientation and identity, civil status, age, family responsibility or disability.
As regards people with disabilities, through this policy we undertake to continue progressing in effective labour integration by implementing the technical help and support to reduce and eliminate barriers for employees with disabilities, to ensure they can participate in a work environment on equal terms.
We promote equality of treatment and opportunities between men and women, as well as between all the demographic groups present in the Company. In Spain, we also have an Equality Plan and Protocol for Action in cases of workplace harassment. Through this plan, we ensure that activities relating to recruiting and hiring personnel are based on clear criteria of ability, skill and professional merit, and, of course, on equal opportunities. To this end, and even though recruitment processes regulated in this agreement include participation by worker representatives, we carry out a range of actions relating to recruitment, promotion, training and professional development, which are supported out of a determined commitment to make it easier for our employees to find a balance between their working and private lives.

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c) Recruitment process
In addition to strengthening the presence of women in recruitment processes, we encourage the hiring of any groups at risk of exclusion. This is the case of Brazil where the project 'Inclusive Vacancies', which seeks to hire people with disabilities in all areas of the company, has helped to increase the number of people with disabilities joining the company. In addition, in that country a requirement has been introduced making it obligatory to have at least one female interviewer in the recruitment processes, and the 'blind curriculum' method has been applied to recruit external candidates for management and more senior positions.

d) Sensitisation and raising awareness
We believe that education and sensitisation are the path to follow to become a more diverse and inclusive company every day, in which all the employees are committed to the value of difference and become aware of their unconscious bias. We therefore organise workshops, conferences and courses at all our operations.
One highlight is the online course 'Managing diversity', available for all our employees at global level, which has reached around 15,000 people throughout the Company. This course is complemented by specific training at the different operations.
We also offer on-site workshops about unconscious bias for employees and executives, focusing particularly on appraisal teams and staff recruitment committees, who have to be especially sensitive and self-aware.
In 2018, as a new initiative, we organised various day sessions and events at thirteen operations in Europe and Latin America on the occasion of International Women's Day, the International Sexual Diversity Day and the International Day of Persons with Disabilities.
We also launched one-off sensitisation campaigns through the Company's internal channels. This is the case of Brazil, where over 2018 we launched four sensitisation campaigns covering disability, sexual diversity and ethnic diversity and against gender-based violence.
In addition, Telefónica has an association for the care of employees and family members of employees with disabilities, which works to put technological advances at the service of disability (ATAM).
In 2018, its Board approved a new vision of the future, based on a humanist and comprehensive view of disability. As part of this vision, and with the aim of becoming a platform of technological solutions for health care, ATAM develops innovation projects based on applying technologies such as IoT, cloud computing, artificial intelligence and Big Data. These new tools were also supported by an ecosystem of scientific, social and technological innovation, which enjoys participation by experts from different fields.

e) Internal programmes and action
To support our talent management policies, at Telefónica we develop varied actions, plans and programmes which deal with specific issues and contribute to making everyone feel included.
This is the case of the global career acceleration programmes, the “Young Leaders Programme” for young people and “Women in Leadership”, for professional women (see chapter “Talent Management”). The latter programme is complementary to other actions that are at local level for attracting female talent and improving women's prospects of promotion: this is the case of “Women & Leaders” in Colombia; “Talentia”, in Spain; “Female Talent”, in Mexico; and “Woman Network”, in Peru.
In 2018 female Telefónica professionals in the UK who interrupted their careers for two or more years were able to take part in the third edition of “Career Returners”. This programme, lasting 14 weeks, prepares the women for reincorporation at the company.

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Additionally, we held “Women who lead”, a programme started in 2017 through which, working with Universitas on the Road and the Talent and Development teams, we focus on studying the social, cultural and personal barriers faced by women and how to overcome them. This programme has already reached more than 600 women in nine countries.
Female professionals at the Company can also reinforce their network of contacts through the Global Women Network, an employee network on which more than 1,500 people have registered. LGBT employees and those from ethnic minorities can also do so in the local networks of different operations, as is the case of the UK and Brazil.
Other internal actions do not directly affect the employees but do affect their families or close relationships. In the area of health, in 2018 in Peru, Telefónica became the first operator in the country with an insurance policy for the partners of LGBT employees, replicating the same measure taken previously in Brazil. These measures are in addition, in the case of Colombia, to other benefits such as homoparental leave or school leave for adoptive parents and same-sex couples.

f) Society
Likewise, and in view of our responsibility as a large multinational in the markets in which we operate, we support a variety of actions which favour the integration, equality and well-being of all the people in the jobs market, beyond the limits of our Company.
As regards disability, we support training initiatives such as educational grants for students with intellectual disabilities from the “Family and Disability Chair” from Universidad de Comillas. These young people later joined Telefónica as trainees.
Another line of action involved fostering female entrepreneurship. The Women's Age initiative from Telefónica Open Future encourages young women to become entrepreneurs. Thus, in 2018 we invested more than one million euros in startups led by women.
Additionally, in view of the very limited presence of women in science, technology, engineering and maths (STEM) careers and professions, and with the objective of changing this situation, we sought to foster the integration of girls and women in the technological sector through a number of programmes:

•	'STEM Talent Girl': A project to mentor young people of secondary school age in Spain.

•	'Step into STEM': A programme for mentoring teenagers at the O2 headquarters in London, to awaken their interest in STEM-type careers.

•	'Se buscan ingenieras, físicas y tecnólogas': a report on the causes of the digital gap in STEM careers in Spain.

•	'Girls Inspire Tech': A programme aimed at the daughters of employees in different operations, including Spain, Colombia and Peru, to inspire their interest in careers associated with technology.
Regarding gender-based violence, a noteworthy development was the “LIBRES” mobile app, which offers tools and information to help to eliminate situations of gender violence. For more information about other action in this respect, see the chapter “Responsible User of Technology”.

g) Pacts and agreements
In order to formalise our commitment, and boost and give visibility to the scope of the advances of our Company as regards diversity, we have joined different global initiatives which seek to promote the economic and social empowerment of diverse demographic groups, in particular in the employment sphere. This global commitment is in addition to the pacts signed by various operations of the Group, which demonstrate the cross-cutting nature of our commitment:

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•	In Brazil, Argentina and Colombia we joined the women's empowerment principles initiative “Principios de Empoderamiento de la Mujer”, prepared by UN Women and the United Nations Global Compact.

•
In Colombia, we signed an agreement with the United Nations Development Programme (UNDP), with the goal of contributing to improving the employability, entrepreneurship and economic situation of the women in the country.

•	Telefónica Chile joined the gender equality initiative “Iniciativa de Paridad de Género”, promoted by the Inter-American Development Bank (IADB) and the World Economic Forum (WEF).

•	Telefónica Argentina signed an institutional cooperation agreement with the INAM (National Institute of Women), with the goal of promoting equal opportunities and reducing the gender gap.

•
Telefónica Brazil joined the Social Inclusion Business Network (Rede Empresarial de Inclusão Social, REIS), which brings together more than 50 large companies which work towards accessibility in the business environment.

•
Also in Brazil, we joined the Business Coalition for Racial and Gender Equality, an initiative from Instituto Ethos, from the Centre of Work Relationship and Inequalities Studies (CEERT) and the Institute for Human Rights and Communication (IHRB).

•	Telefónica backed the United Nations’ Standards of Conduct for Business to protect the rights of LGBTI people, thus becoming one of the first telecommunications companies in the world to sign.

•	We are members of the Pride Connection in several countries, including Peru and Colombia. This network of organisations promotes inclusive working environments for the LGBT community.

•	In Colombia, we are also part of the LGBT Chamber of Traders.

•	Brazil also supports the commitments of the LGBT Business and Directors Forum.

•
We are a leading member of the network of Companies Committed to Diversity and Equality (ECDI), made up of Spanish enterprises and institutions who join forces and share knowledge to foster these principles.

2.4.2.2. The challenge of attracting and developing talent
a) Our training policies
In a changing environment, marked by dynamism and digital transformation, attracting and retaining talent is one of the key issues for the profitability and sustainability of the business. At Telefónica, we firmly believe that employees are our most important asset and, therefore, we work every day to promote the development of their skills, since we understand that only by obtaining the maximum potential from our employees can we fulfil our commitments to our customers.
We currently have a talent model that accompanies employees in the development of their careers, identifying the key skills and abilities that will help them to face our transformation process, aligned with the strategy and with the Company's programme.

b) Universitas Telefónica
At Universitas Telefónica we train Telefónica employees and employees of other companies, to convert them into leading digital Transformers, which will enable them to take on the challenges of the digital revolution through which we are living. We have top-level external teaching staff. Universitas welcomes lecturers from the IESE business school, the Oxford Leadership Academy and Singularity University, among others. We also have internal teaching staff who give us a comprehensive view of the sector and of Telefónica. They are the leaders

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of the company who will guide us to where the company is heading. At Universitas, we have developed a total commitment model, which develops the main human dimensions – Intellectual, Physical, Emotional and Spiritual – that contribute to promoting an integral leading force. The courses offered by Universitas include two types of programmes that help us develop the talent in the midst of the current technological transition and transformation process:

•	On Campus: these are our flagship programmes which are given at the Universitas campus.

•	On the Road: These are courses which are especially adapted to be given anywhere in the world.
In 2018, in both editions nearly 4,000 leaders at the Company were trained in leadership skills, global business strategy and, new this year, new and agile ways of working.

c) Developing digital skills
We need to count on digital skills and abilities, the so-called e-skills, which are becoming more sophisticated every day. To this end, we have global training programmes which are complemented by many different initiatives at our operations:

•
O2 Campus (UK) is a platform for the professional and personal development of all our employees (more than 7,000). Through it, they can all access flexible, exciting, personalised learning with a purpose that backs up their experience as an employee.

•
Big Data (Telefónica Spain) is a training programme which promotes, boosts and supports the company's strategy in its path of becoming a data-oriented company. Through the role of the in-house teacher, training was given to introduce Big Data to all Telefónica Spain employees. Signing up is voluntary and over 30% of employees have already had the training.

•
Summit 2018 “Be Different, Be Digital” (Telefónica Chile): A week devoted to high impact learning experiences, such as a technological fair with the first display of 5G in Latin America and a wide range of workshops, talks and courses. There were noteworthy high levels of commitment from executives, who were part of the 90% of the internal exhibitors that made it possible to achieve coverage of 75% of those attending, who valued this moment to share and update their knowledge, understanding that the core of our digital transformation depends on people.

•
“Humanly Digital” Workshop (Telefónica Argentina): The workshop was designed and implemented in-house by two executives from the organisation, and was aimed at middle management. During the year, 7 editions of the workshop were given, in which a total of 300 managers participated.

d) The key to success: lifelong learning
To ensure the competitiveness and employability of our teams, we foster a new global learning model based on the flexibility, agility and ongoing learning of all the employees.
Through the global SuccessFactors tool and the platforms we have at the Telefónica Group (DatAcademy, Learn4Sales and MiriadaX) we place a wide range of courses at the disposal of our employees, from languages to technical and business skills (Big Data, Digital Security, Privacy, eWork), as well as compulsory courses (Responsible Business Principles, GDPR, Anti-Corruption).

•	During 2018, 95% of the workforce did some kind of training course.

•	More than half of the workforce at the Company participate in the knowledge communities, with more than 500,000 visits to their content recorded in 2018.

•	Nearly 28,000 employees registered in 2018 on the DatAcademy platform, which offers different online training courses on BigData. This represents a 116% increase compared to the previous year.

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•	On Learn4Sales, the global platform for training and certification in marketing and sales of digital services for the B2B segment, around 26,000 employees registered, doing close to 7,500 courses.

•	MiríadaX has a lower number of employees registered, around 6,000; although it is the platform where most hours of training have been given, with over 45,000 hours.
In addition to these platforms, we provide additional training resources such as conferences, blogs and articles. These notably include the eKISS knowledge platform, with articles, news and reports from both internal experts and the market's most prestigious analysts, which has more than 30,000 active users. Additionally, we promote “on the job” talks from external experts or experts from other areas to activate the exchange of knowledge throughout the Company.
e) Attracting the best talent: the only way to ensure the future
The technology sector has a major challenge in attracting talent. That is why we are committed to new channels to ensure the right profiles join us in a global, digital and efficient manner. In addition to the traditional mechanisms, we are using new means of recruiting (e.g. hackathons, gamers jam, search algorithms) and automating our recruitment tools.
Some of the initiatives we have rolled out to attract talent are:

•
“Talent Hunters”. Through this programme, we share certain vacancies open to external candidates with our employees, either because they involve a special challenge or because the profiles are in very high demand or limited in the market. Through the programme, we ask our employees to encourage talented people who fit the position to apply for the job. And if the person gets the job, the employee who referred that candidate receives a financial reward.

•
In different operators and business areas of Telefónica, we are promoting Hackathons as a way to attract and recruit talent. The participants are organised in groups and each one has projects and challenges to achieve, so that they share and complement the knowledge and experience of each person. We have organised hackathons, among other events, at Open Future, at Fundación Telefónica and through Talentum.

Telefónica has assessed risks associated to talent management and culture. In order to develop its strategy do not face biggest challenges of those of our sector. The Group’s staff and culture are considered to be key drivers of its growth and long-term sustainability. Therefore, Telefónica is working to adapt its culture and the capabilities of its employees and to broaden the skills profile and experience among its professionals, as a key lever for the digital transformation of the Group.
As a result of these efforts, Telefónica do not consider attraction or retention challenges bigger than those of our sector and the Group is taking the necessary actions to avoid brain drain and foster attraction of new profiles. As a matter of fact, turnover in Telefónica is below the market and we are being able to capture critical skills in areas such as Security, Big Data, Cloud or IoT

2.4.3. PAY GAP AND AVERAGE REMUNERATION
2.4.3.1. How to assess effort: remuneration policy
The Company's remuneration policy is based on the following principles:

•
Total remuneration: The remuneration package offered by Telefónica can be made up of fixed components, short- and long-term variable components, and remuneration in kind and other fringe benefits. The amounts and the relative weight of the remuneration elements adapt to the local practices in the markets where we operate.

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•
“Equal pay”: No discrimination on the grounds of gender, age, culture, religion or race is ensured when applying remuneration practices and policies. Remuneration is coherent with responsibility, leadership and performance, favouring retaining key professionals and attracting the best talent.

•
Meritocracy and “pay for performance”: A significant part of the total remuneration for our employees is on a variable basis and it is linked to its performance evaluation. This evaluation was done to 85% of the total employees during the first quarter of 2018. Also, a significant part of the total remuneration for executives is on a variable basis and payment is linked to achieving financial, business, value creation and sustainability targets. These predetermined targets, which are specific and quantifiable, are in line with Telefónica's strategic plan.

•
Balance between global strategy and local practices: The remuneration policy is aligned with Telefónica's strategic plan and, in turn, respects the peculiarities of the different markets where we are present.

•	Attracting the best talent, motivating a culture of high performance and retaining critical talent.
As part of the total remuneration principle, the Share Plans for employees enable us to align the goals of all the employees with those of the shareholders. In addition, it makes the skin-in-the-game experience something tangible, and boosts the feeling of belonging and entrepreneurial spirit. At the General Shareholders' Meeting of Telefónica, S.A. held on 8 June 2018, approval was given to the implementation of a new edition of the incentive-based voluntary share purchase plan for Telefónica, S.A. which will launch in 2019.
2.4.3.2. Pay gap and average remuneration
We are committed with equality and diversity. This is why we publish and track the pay gap evolution and salaries splitted by gender, category and age (see detail at the end of the chapter).
The most precise way to measure the gender pay gap is to compare male and female employees in a similar situation. This is what we call the adjusted pay gap(1). In addition to gender, this comparison takes into account some key inherent factors to remuneration such as the professional category, the functional area in which each employee works, their seniority and different age ranges. The adjusted pay gap of the Telefónica Group, considering these factors, is 3.4%.

COUNTRY	Employees	% Men	% Women	Adjusted Pay GAP (%)(1)
GLOBAL(2)	116,014	63%	37%	3.4%
SPAIN	30,057	65%	35%	4.5%
SPAIN A	25,256	66%	34%	3.6%
SPAIN B	4,801	62%	38%	7.9%
BRAZIL	33,533	58%	42%	0.2%
ARGENTINA	14,883	68%	32%	3.9%
GERMANY (3)	8,343	62%	38%	9.0%
UNITED KINGDOM	7,102	61%	39%	1.6%
PERU	6,346	66%	34%	3.6%
COLOMBIA	5,666	52%	48%	3.8%
CHILE	4,295	69%	31%	14.2%
MEXICO	1,990	67%	33%	0.6%
CAM	1,435	67%	33%	1.4%
ECUADOR	1,295	61%	39%	3.7%
URUGUAY	660	51%	49%	0.7%
OTHER	409	64%	36%	—%

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Spain A: Spain and subsidiaries.
Spain B: Global areas and subsidiaries.
(1) The adjusted gender pay gap is calculated using a mathematical regression model that relates employee pay to personal characteristics such as job responsibility and specialization and personal and professional experience (see Appendix).
(2) The information represents the 97% of the total employees.
(3)Applying German local factors of regression, as Collective Agreement and Region, the adjusted gender for Germany reduces to 4.6%

The gross gender pay gap is the difference between the average salary of men in an organization and the average salary of women. This calculation does not take into consideration key comparable factors such as professional category, the functional area in which each employee works, skills, knowledge, seniority and different age range. The Telefónica Group gross gender pay gap is 21.36% (see details at the end of this chapter).
Our commitment to reducing the salary gap is part of our Responsible Business Principles. Therefore, we have a Global Remuneration Policy that aligns the different practices within the Telefónica Group. The Board of Directors Nominating, Compensation and Corporate Governance Committee guarantees compliance with the Principles of Equality and Equal Pay.

What are the factors that contribute to these outcomes?
These data represent more than a number. Analysing the information in depth reveals challenges and opportunities for the industry in general and Telefónica as a business. The analysis demonstrates the structural character and relates to factors which are not solely due to the internal logic of the labour market. Some of the factors which affect the pay gap are:

•
Greater proportion of men occupying senior positions in our business. In this respect, we have set ourselves the target of achieving a level of 30% of women in executive positions by 2020. At 2018 year end, 23.3% of our senior management were women, a figure which has been growing since 2015 when it was 19%.

•
There are different patterns between men and women when we talk about measures to balance personal and professional lives and flexible working measures. At Telefónica, we have numerous measures in this respect, and 10% of the workforce benefits from reduced working hours. However, we have to continue boosting and fostering the expansion of these flexible working systems among employees of both genders, as currently for every 10 employees of the Company who have a reduced timetable, 7 are women and 3 are men.

•
As with the companies in our sector, at Telefónica we face the challenge of the limited number of women who study STEM subjects or embark on careers in technology. Women are the majority in Spanish universities (54%), but they only represent 25% of the students of the Engineering and Architecture branch, according to the latest data from the Ministry of Education in Spain.

•	As explained in the section on Gender Diversity, Society, we have put in place different initiatives to encourage increased access by women and young people to STEM careers.
Analysing our data, we can observe that the pay gap is narrowing in the new generations. However, we cannot wait and we have to speed up.
At Telefónica, we take our gender pay gap results as a call to action. While we are proud of how far we have come, we know we have work ahead of us. Tackling the gender pay gap will continue to be a priority for us until it no longer exists.
Understanding the reasons behind the data allows us to focus our efforts on addressing issues of diversity and gender inclusion in organizations. We will continue working on initiatives to address structural variables (see section on Diversity Management).We will continue to opt for measures that:

•	Foster sensitisation and awareness.

•	Ensure equal opportunities through fair recruitment processes and remuneration criteria.

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•	Develop and increase the visibility of the pool of talent.

•	Drive a flexible working culture.

2.4.3.3. Social dialogue as a bridge between workers and businesses
At Telefónica we respect the fundamental standards of the International Labour Organization (ILO), referring mainly to the freedom of association and the right to collective bargaining in all the countries and jurisdictions where we operate. We ensure that worker representatives receive fair treatment that is free of discrimination and that they have all the facilities to be able to perform their representative duties.
As a company, we reaffirm the important role played by trade unions in defending the interests of workers and we recognised the UNI and the European Works Council as key partners in worldwide labour management.
In the same way, at local level, we understand that management of Works Councils is guided through policies and rules established by their legal entity and therefore the procedures to report, consult and negotiate have different meanings, but are always in line with Telefónica's guiding principles.
Maintaining a neutral position with regard to trade union activity is essential to ensure a free, open environment which allows the rights to association to be exercised. If workers wish to become members of a trade union, Telefónica will recognise trade unions which meet the conditions regarding organisation under ILO Convention 87, and always in accordance with local legislation. In addition, we ensure that worker representatives receive fair treatment that is free of discrimination and will have, in turn, all the facilities to be able to perform their representative duties. Furthermore, all the collective bargaining agreements contained clauses on health and safety at work adapted to local legislation.
We highlight the following local agreements with trade unions:
Spain
In 2018, the extension of the 'First Collective Bargaining Agreement of Related Companies' (ICEV), entered into on 15 December 2016, unanimously with the UGT and CCOO trade unions and valid until 31 December 2018, ended.
The extension meant a guarantee of continuity for all the achievements made in the ICEV for the three companies included in it. It has been evaluated positively, meeting all the strategic objectives set in it:

•	Improvement in employee remuneration, through a 1.5% pay increase and the payment of a productivity bonus in October 2018 of €250.

•	Renewal of the voluntary redundancy scheme (Plan de Salidas Incentivadas, PSI) so that those employees who wished to do so and met the requirements could join the scheme under the same conditions.

•	Extension of the guarantees regarding employment, no compulsory interprovincial mobility and no compulsory affiliation in the case of the spin-off of activities for the whole of 2018.
Brazil
Negotiation of the 'Collective Bargaining Agreement with Trade Unions': despite the political and trade union turbulence, resulting from the approval of the Reform in Labour Legislation.

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Local agreements with workers:

Argentina	10 agreements in force
Brazil	28 agreements in force, 3 new signed in 2018
Chile	12 agreements in force, 3 new signed in 2018
Spain	the extension of the agreement has been signed
Peru	9 agreements in force, 5 new signed in 2018
United Kingdom	6 agreements in force

2.4.3.4. Work-life balance
The enthusiasm and commitment of our employees is key to achieving our mission; so we are concerned both about their health and safety at work and about their personal well-being.
Achieving a balance between working and personal life is a considerable challenge given the great demands placed upon us in the current situation. However, we have launched certain measures to improve this balance, thereby gaining happier, more committed employees.
Telefónica understands that balance is key to attracting and retaining talent, especially talent from the new generations. It must be highlighted that flexibility goes hand in hand with the confidence we deliver.
In 2018, the Company made great strides in successfully implementing working hour organisation models in operations where this culture did not exist. For 2019 we have to reinforce the model and make progress as regards other elements which, through flexibility, can foster work-life balance and productivity.
Example of local work-life balance measures:
Brazil:

•	Remote working: Implemented for more than 7,000 people at the operator.

•	Assistance for associates through cognitive intelligence, via chat, allowing greater autonomy and speed for employees.
Chile:

•
Framework agreement for implementation of remote working, built in conjunction with trade union organisations, in which the parties acknowledge remote working as a means to modernise how work is organised and work-life balance for the worker. At Telefónica Chile, approximately 20% of the workforce (900 associates) work remotely.

2.4.4. A COMMITED TEAM: EMPLOYEE EXPERIENCE
At Telefónica we want to increase the commitment and motivation of our teams. As a result, we have launched various initiatives designed to promote a more collaborative and efficient way of working, favour work-life balance and recognise our professionals and healthy habits in the workplace.
2.4.4.1. New ways of working
To adapt to the changing backdrop, we are promoting a deep-rooted cultural change at the Company, a new vision of working which enables us to be open to more cross-cutting and flexible ways of working which are more respectful of employees' free time and make it possible to improve both performance and job satisfaction. We are talking, in short, of what is known as 'smart working'.

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There are more and more areas and departments at Telefónica which are adopting differing 'Agile' methodologies. These are being driven as part of the new strategic plan in all the countries. In addition, an 'Agile Bluebook' has been created to make it easier for existing methodologies to adapt homogeneously to the needs of the different areas.
This new way of managing human capital is based on two basic pillars:

•
Leadership style: implementation of new ways of working cannot be made effective without the collaboration and commitment of the teams’ managers, who are the direct superiors of the workers. We need leaders to boost the autonomy of their employees, generate collaborative environments and positively value innovative thought.

To move forward in this change of leadership model, programmes have been launched such as 'Agile Ways of Working', which was given to more than 1,000 team leaders in 2018.

•
Results-oriented: the smart working culture opts to focus on measuring workers' performance, regardless of the place or time when they have decided to work, thereby leveraging technology’s potential for increasing job flexibility.

Based on the foregoing, and looking at the day-to-day business of the organisation, promoting a new working culture requires a variety of tools to bring the new ways of working closer to employees.
Therefore, we accelerated the use of new working spaces and open plan premises without individual offices, which feature areas that foster collaboration and the exchange of knowledge. In addition, the Digital Exponential space (DEX) in Spain was created at our headquarters in Madrid, our incubator for agile initiatives, where in 2018 over 20 initiatives were launched for different areas in the Company.
In 2018, we adopted Workplace from Facebook as a tool for corporate communication at Telefónica. The use of Workplace makes us a more approachable company for our employees and facilitates a customer-oriented approach. In the two months since its global introduction at the group, more than half of our employees have become members of different groups on Workplace.
2.4.4.2. Climate and commitment survey
The annual climate survey is a key tool for identifying performance and the fulfilment of objectives regarding the motivation, commitment and resources of our professionals. In addition, it allows us to identify significant aspects of how our company programme is evolving.
A crucial aspect for attracting and retaining talent at Telefónica is that of fostering a good working environment and a culture which is aligned with the Company's strategy. Aligning expectations and understanding the areas for improvement of our teams is essential to motivating and earning the commitment of our professionals, which results in excellent services for our customers.

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In 2019 we intend to implement the eNPS (employee Net Promoter Score from Bain&Company), which measures employees’ willingness to be ambassadors for their company, by recommending it as a good place to work to family members, friends and those close to them.
2.4.4.3. Recommendation programme – Valuable People
For the third consecutive year, we have launched the 'Valuable People' programme, our global initiative to recognise Telefónica professionals, giving visibility to non-management personnel who stand out due to their distinctive contribution to the business and their behaviour, which is in line with our values, plus unreserved accolades from colleagues in their daily working lives. In coordination with the Fundación Telefónica, we also include the most outstanding volunteers at global level in the programme, together with the Volunteer of the Year.
2.4.5. MILESTONES AND CHALLENGES
MILESTONES 2018

•	23.3% of women directors.

•	95% of the workforce took part in a training activity.

•	4,000 team leaders trained through Universitas.

•	28,000 employees in the global platform for courses, the Big Data DatAcademy, and 26,000 in Learn4Sales digital skills.

•	Agreement on disconnecting digitally in Spain.

•	Nearly 1,000 team leaders underwent training through the Agile Ways of Working programmes.

•	We improved our rating on the commitment index by 1 pp (81% vs 80%).

•	Around 78K accolades between colleagues were collected over 2018 as part of our Success Factors tool, based on day-to-day business activities and honouring the three values of the Company.

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•	First international business marathon (Global E-Health Challenge) which involved participation by approximately 800 people from the entire Telefónica Group in different types of physical activity.

•	The number of beneficiaries of our volunteering programme increased by 52%, rising to more than 485,000 people.
CHALLENGES

•	Achieving the figure of 30% of managerial positions occupied by women in 2020.

•	Promoting activities for sensitisation and raising awareness of unconscious bias for the entire workforce.

•	Incorporating 25,000 young people up until 2021.

•	Bloomberg gender equality index 2020.

•	Improving employees' experience of the e-learning platforms.

•	Fostering a culture of ongoing learning, where the employees play an active part and are responsible for their development.

•	Extending the implementation of the digital disconnection agreement to 50% of the Group's operators.

•	Quadrupling the audience for the programmes on new ways of working.

•	The second global E-Health Challenge between companies worldwide, beating the participant numbers for the previous year.

•	Fostering digital volunteering, which currently represents 47% of the programme.

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2.4.6. KEY INDICATORS
STAFF INDICATORS

STRUCTURE OF STAFF BY CATEGORIES AND GENDER at 31 December
	Total Physical Staff	% of women in the workforce	Managers	% women in management	Middle Management	% women in middle management	Rest of Staff	% women in the rest of the workforce
Germany	8,406	38%	66	18%	842	22%	7,498	40%
Argentina	14,894	32%	45	20%	1,549	24%	13,300	33%
Brazil	34,448	42%	123	19%	3,573	30%	30,752	43%
Central America	1,437	33%	17	12%	190	27%	1,230	34%
Chile	4,299	31%	21	24%	520	23%	3,758	32%
Colombia	5,405	48%	39	21%	597	42%	4,769	49%
Ecuador	1,293	39%	11	18%	261	34%	1,021	41%
Spain	30,611	35%	415	25%	3,195	33%	27,001	35%
Mexico	2,450	33%	24	21%	436	28%	1,990	35%
Peru	6,702	34%	36	31%	567	28%	6,099	35%
United Kingdom	7,275	40%	53	30%	1,651	33%	5,571	42%
Uruguay	628	50%	8	13%	97	44%	523	51%
Venezuela	1,807	52%	26	39%	379	50%	1,402	53%
Other	483	31%	7	57%	34	21%	442	31%
Total Group	120,138	38%	891	23%	13,891	31%	105,356	39%

STAFFING STRUCTURE BY TYPE OF CONTRACT AND GENDER at 31 December
	Indefinite Hired	% of women on indefinite contract	Temporary Hires	% of women on temporary contract	Contracts with reduction of working hours	% of women in reduction of working hours
Germany	7,505	38%	901	41%	1,512	77%
Argentina	14,894	32%	0	ns	8	100%
Brazil	34,440	42%	8	75%	7,166	65%
Central America	1,041	30%	0	ns	0	ns
Chile	4,279	31%	20	45%	2	100%
Colombia	5,290	48%	115	55%	2	50%
Ecuador	1,253	39%	40	30%	0	ns
Spain	29,696	35%	915	50%	1,296	88%
Mexico	2,351	33%	99	37%	0	ns
Peru	6,107	35%	595	30%	0	ns
United Kingdom	7,123	39%	152	55%	1,718	59%
Uruguay	596	49%	32	72%	126	75%
Venezuela	1,765	52%	42	57%	0	ns
Other	877	35%	2	50%	2	100%
Total Group	117,217	38%	2.921	43%	11,832	68%

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Average workforce indicators for the period

	Average templates by gender
		Women	Total
Indefinite contracts	74,076	44,921	118,996
Temporary contracts	1,640	1,217	2,857
Reduction of the working day	3,905	8,336	12,241
Total	75,716	46,138	121,853

	Average workforce by age group
	> 55 years-old	from 45 to 54 years-old	from 35 to 44 years-old	from 30 to 34 years-old	< 30 years-old
Indefinite contracts	8,145	32,955	38,027	19,309	20,561
Temporary contracts	59	228	590	627	1,353
Reduction of the working day	360	1,972	4,002	1,557	4,350
Total	8,205	33,183	38,616	19,936	21,914

	Average workforce by professional classification
	Managers	Middle Management	Rest of Workforce
Indefinite contracts	899	14,047	104,050
Temporary contracts	8	27	2,823
Reduction of the working day	7	147	12,088
Total	907	14,074	106,872

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Staff structure by age, gender and job category

	More than 55 years-old
	Persons	% women	Managers	% women managers	Non-managers	% non-executive women
Germany	658	44%	6	—%	652	45%
Argentina	2,565	12%	10	—%	2,555	12%
Brazil	716	25%	14	14%	702	25%
Central America	36	31%	4	25%	32	31%
Chile	705	15%	4	25%	701	15%
Colombia	126	25%	6	50%	120	24%
Ecuador	15	33%	3	—%	12	42%
Spain	1,778	24%	34	21%	1,744	24%
Mexico	47	21%	4	25%	43	21%
Peru	1,341	20%	5	20%	1,336	20%
United Kingdom	454	32%	5	20%	449	33%
Uruguay	26	31%	2	—%	24	33%
Venezuela	105	37%	7	14%	98	39%
Other	34	15%	0	—%	34	15%
Total Group	8,606	21%	104	17%	8,502	21%

	From 45 to 54 years-old
	Persons	% women	Managers	% women managers	Non-managers	% non-executive women
Germany	2,242	32%	37	14%	2,205	32%
Argentina	3,612	24%	25	28%	3,587	23%
Brazil	3,549	29%	38	26%	3,511	29%
Central America	232	28%	10	30%	222	28%
Chile	1,368	28%	10	30%	1,358	28%
Colombia	751	39%	23	9%	728	40%
Ecuador	134	32%	7	29%	127	32%
Spain	17,357	30%	289	24%	17,068	31%
Mexico	328	22%	16	13%	312	23%
Peru	1,175	30%	23	35%	1,152	30%
United Kingdom	1,334	33%	30	30%	1,304	34%
Uruguay	111	50%	4	25%	107	51%
Venezuela	404	46%	14	57%	390	45%
Other	165	24%	7	0%	158	25%
Total Group	32,762	30%	533	24%	32,229	30%

Telefónica, S.A. 108

2018 Consolidated Financial Statements

	From 35 to 44 years-old
	Persons	% women	Managers	% women managers	Non-managers	% non-executive women
Germany	2,961	39%	22	27%	2,939	39%
Argentina	5,013	44%	9	11%	5,004	44%
Brazil	11,584	38%	71	16%	11,513	38%
Central America	611	31%	7	14%	604	31%
Chile	1,347	41%	7	14%	1,340	41%
Colombia	2,034	46%	10	30%	2,024	46%
Ecuador	520	35%	1	0%	519	35%
Spain	7,413	45%	91	31%	7,322	45%
Mexico	1,060	33%	4	50%	1,056	33%
Peru	2,238	41%	8	25%	2,230	41%
United Kingdom	1,958	41%	18	39%	1,940	41%
Uruguay	190	44%	2	0%	188	44%
Venezuela	584	54%	4	25%	580	54%
Other	199	37%	1	100%	198	36%
Total Group	37,712	41%	255	25%	37,457	41%

	From 30 to 34 years-old
	Persons	% women	Managers	% women managers	Non-managers	% non-executive women
Germany	1,376	41%	0	0	1,376	41%
Argentina	2,356	42%	0	0	2,356	42%
Brazil	8,001	45%	0	0	8,001	45%
Central America	355	39%	0	0	355	39%
Chile	540	34%	0	0	540	34%
Colombia	1,291	53%	0	0	1,291	53%
Ecuador	354	44%	0	0	354	44%
Spain	2,602	43%	0	0	2,602	43%
Mexico	566	38%	0	0	566	38%
Peru	887	35%	0	0	887	35%
United Kingdom	983	41%	0	0	983	41%
Uruguay	125	46%	0	0	125	46%
Venezuela	295	57%	1	0	294	57%
Other	69	35%	0	0	69	35%
Total Group	19,800	43%	1	0	19,800	43%

Telefónica, S.A. 109

2018 Consolidated Financial Statements

	Less than 30 years-old
	Persons	% women	Managers	% women managers	Non-managers	% non-executive women
Germany	1,169	41%	0	0	1,169	41%
Argentina	1,348	33%	0	0	1,348	33%
Brazil	10,598	49%	0	0	10,598	49%
Central America	192	36%	0	0	192	36%
Chile	339	35%	0	0	339	35%
Colombia	1,203	56%	0	0	1,203	56%
Ecuador	270	45%	0	0	270	45%
Spain	1,461	39%	0	0	1,461	39%
Mexico	449	39%	0	0	449	39%
Peru	1,061	42%	0	0	1,061	42%
United Kingdom	2,546	42%	0	0	2,546	42%
Uruguay	176	63%	0	0	176	63%
Venezuela	419	56%	0	0	419	56%
Other	27	33%	0	0	27	33%
Total Group	21,258	46%	0	0	21,258	46%
Diversity indicators

		2016	2017	2018
Women on staff	Percentage	38%	38%	38%
Women in management positions	Percentage	21%	22%	23%
Women on the Board of Directors	Percentage	11%	18%	18%
Women in Intermediate Positions	Percentage	n.a.	31%	31%
People with disabilities on staff	People	855	842	780
Under 30 years of age	Percentage	19%	18%	18%
Women hired under 30 years of age	Percentage	48%	47%	46%

Telefónica, S.A. 110

2018 Consolidated Financial Statements

Indicators of forced leaves

Forced leaves by gender
	Men	Women	> 55 years-old	from 45 to 54 years-old	from 35 to 44 years-old	from 30 to 34 years-old	< 30 years-old	Managers	Middle management	Rest of staff
Germany	267	157	31	89	149	72	83	2	18	404
Argentina	228	172	163	55	113	52	17	7	42	351
Brazil	3,163	2,910	174	526	1,550	1,348	2,475	14	470	5,589
Central America	98	59	6	30	61	40	20	0	41	116
Chile	335	183	91	134	203	58	32	1	64	453
Colombia	113	101	6	20	73	51	64	4	13	197
Ecuador	157	113	6	24	94	72	74	2	28	240
Spain	1,343	684	48	1.642	138	151	48	17	21	1.989
Mexico	215	93	5	60	143	62	38	6	74	228
Peru	188	55	182	22	22	10	7	4	19	220
United Kingdom	238	92	42	81	95	38	74	7	59	264
Uruguay	19	0	2	2	5	4	6	0	3	16
Venezuela	33	47	2	9	20	14	35	0	13	67
Other	111	19	13	46	32	21	18	3	36	35
Total Group	6,508	4,685	771	2,740	2,698	1,993	2,991	67	901	10,169

Telefónica, S.A. 111

2018 Consolidated Financial Statements

Work climate indicators

	Employees under collective bargain	Turnover*		Work Climate Index *
	% over workforce	Volunteer	Total	Men	Women	Total staff
Germany	85.7%	15.3%	20.2%	73	77	74
Argentina	75.4%	1.8%	4.7%	83	76	81
Brazil	91.9%	5.9%	23.5%	84	86	85
Central America	0%	5.1%	20.3%	86	87	86
Chile	85.1%	2.4%	12.8%	87	86	86
Colombia	0%	10.4%	14.6%	93	91	92
Ecuador	0%	—%	21.8%	89	88	88
Spain	69.3%	6.1%	14.8%	72	73	72
Mexico	19.5%	20.1%	32.9%	85	84	85
Peru	42.4%	6.2%	10.9%	80	79	80
United Kingdom	67.6%	17.4%	21.6%	78	81	79
Uruguay	0%	8.1%	11.6%	93	93	93
Venezuela	0%	37.1%	41.7%	91	92	91
Total Group	69.8%	7.9%	21.4%	81	81	81
*Telefónica's telecommunications services companies

Telefónica, S.A. 112

2018 Consolidated Financial Statements

Training indicators

	Total training hours
	Total staff	Management		Middle management		Rest of staff
		Men	Women	Men	Women	Men	Women
Germany	160,128	554	158	15,902	4,684	81,189	57,642
Argentina	440,645	1,062	44	44,082	18,658	254,336	122,464
Brazil	1,147,295	1,620	595	67,356	21,844	560,290	495,590
Central America	35,515	537	82	4,636	2,203	17,291	10,767
Chile	53,675	83	158	8,788	2,798	27,806	14,043
Colombia	389,911	1,098	347	20,275	20,749	154,317	193,126
Ecuador	31,065	316	32	6,177	2,824	12,937	8,779
Spain	844,059	1,580	723	75,385	34,619	499,767	231,985
Mexico	45,860	408	126	6,324	3,598	22,496	12,909
Peru	45,717	1,001	293	4,923	2,054	25,123	12,323
United Kingdom	54,290	24	0	6,030	2,406	26,574	19,257
Uruguay	10,744	235	6	1,079	880	4,547	3,997
Venezuela	25,313	448	217	2,110	2,057	10,936	9,547
Rest of countries and all global units	117,419	2,077	1,322	12,166	6,433	58,324	37,097
Total Group	3,401,635	11,041	4,102	275,231	125,805	1,755,930	1,229,526

	Hours of training per employee
	Total staff	Management		Middle management		Rest of staff
		Men	Women	Men	Women	Men	Women
Germany	19	10	7	25	26	18	19
Argentina	30	30	6	39	52	29	28
Brazil	34	17	26	28	21	33	38
Central America	25	36	41	33	44	22	26
Chile	13	5	32	22	24	12	12
Colombia	73	35	43	59	82	65	84
Ecuador	25	35	16	36	33	22	22
Spain	35	17	31	49	58	34	31
Mexico	24	21	25	23	32	28	19
Peru	8	44	33	13	15	8	7
United Kingdom	8	1	0	5	5	8	8
Uruguay	17	34	6	20	20	18	15
Venezuela	14	28	22	11	11	16	13
Rest of countries and all global units	11	9	18	14	12	10	12
Total Group	28	16	20	29	30	27	30

Telefónica, S.A. 113

2018 Consolidated Financial Statements

Occupational Health and Safety Indicators (1)

	GERMANY		BRAZIL		SPAIN		LATIN AMERICA		UNITED KINGDOM(2)
	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018
Accident rate (Frequency) Men	0.89	0.39	0.82	0.77	0.53	0.62	1.86	2.19	0.39	0.20
Accident rate (Frequency) Women	0.74	0.60	0.18	0.24	0.70	0.58	0.50	0.92	0.43	0.23
Accident rate (Frequency) TOTAL	0.83	0.47	0.56	0.55	0.58	0.61	1.36	1.72	0.40	0.21
Occupational disease rate Men	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.06	2.03	2.50
Occupational disease rate Women	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.17	5.08	4.11
Rate of occupational diseases TOTAL	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.10	3.20	3.13
Lost days rate (severity) Men	12.28	3.99	53.44	15.31	28.10	18.64	66.79	62,97	90.53	116.17
Lost days rate (severity) Women	5.24	8.80	19.23	3.85	30.05	17.32	14.00	19,22	259.20	218.05
Lost days rate (severity) TOTAL	9.56	5.82	39.28	10.55	28.69	18.24	47.60	46,81	155.30	155.85
Absenteeism rate Men	0.05	0.06	0.03	0.02	0.03	0.04	0.02	0.02	0.03	0.03
Absenteeism rate Women	0.07	0.10	0.05	0.04	0.05	0.06	0.03	0.04	0.07	0.06
Absenteeism rate TOTAL	0.06	0.08	0.04	0.03	0.04	0.05	0.02	0.03	0.04	0.04
No. of absence hours Men	504,848	643,200	1,203,784	961,248	1,021,800	1,225,408	882,368	1,035,132	231,048	269,720
No. of absence hours Women	499,712	644,256	1,301,544	1,028,440	660,608	795,520	862,832	1,026,224	338,096	303,976
No. of absence hours TOTAL	1,004,560	1,287,456	2,505,328	1,989,688	1,682,408	2,020,928	1,739,896	2,061,356	569,144	573,696
(1) To facilitate transparency and comparison with other companies in our sector, the rates only include the core businesses of Telefónica: fixed and mobile telecommunications in the countries where we operate, which cover over 95% of the total number of Group employees.
Accident rate (Frequency) (IR): total number of accidents in the workplace with leave / total number of hours worked in the period*200,000
Occupational diseases rate: total number of occupational diseases / hours worked per year x 200,000
Lost day rate (Severity) (LDR): total number of days lost due to accidents in the workplace and illness leading to absenteeism / hours worked per year)*200,000
Absenteeism rate (AR): total number of days lost due to absence for the period / total days worked in the period
(2) United Kingdom labour laws include a larger number of occupational diseases than the other regions where Telefónica operates.

Telefónica, S.A. 114

2018 Consolidated Financial Statements

Remuneration and pay gap indicators

	Minimum wage ratio paid in TEF / local AIS
	Men	Women
Germany	1.0	1.1
Argentina	2.3	2.8
Brazil	1.2	1.1
Chile	1.0	1.0
Colombia	1.2	1.2
Ecuador	1.2	1.2
Spain	1.4	1.4
Mexico	4.1	5.0
Peru	1.5	2.3
United Kingdom	1.0	1.1
Uruguay	3.8	3.5
Pay gap

COUNTRY	Employees	% Men	% Women	Adjusted Pay GAP(%)(1)	Gross Pay Gap (%)
GLOBAL (2)	116,014	62.5%	37.5%	3.4%	21.4%
SPAIN	30,057	65.3%	34.7%	4.5%	15.2%
SPAIN A	25,256	66.0%	34.0%	3.6%	15.2%
SPAIN B	4,801	61.6%	38.4%	7.9%	17.5%
BRAZIL	33,533	58.4%	41.6%	0.2%	23.3%
ARGENTINA	14,883	67.8%	32.2%	3.9%	10.8%
GERMANY(3)	8,343	62.1%	38.0%	9.0%	24.6%
UNITED KINGDOM	7,102	60.8%	39.2%	1.6%	16.2%
PERU	6,346	65.6%	34.4%	3.6%	10.8%
COLOMBIA	5,666	51.5%	48.5%	3.8%	3.1%
CHILE	4,295	68.9%	31.1%	14.2%	21.1%
MEXICO	1,990	67.1%	32.9%	0.6%	15%
CAM	1,435	67.0%	33.0%	1.4%	19.1%
ECUADOR	1,295	60.9%	39.1%	3.7%	27.2%
URUGUAY	660	51.1%	48.9%	0.7%	38.1%
OTHERS	409	63.6%	36.4%	0,0%	32.9%
Spain A: Spain and subsidiaries
Spain B: Global areas and subsidiaries
(1) The adjusted gender pay gap is calculated using a mathematical regression model that relates employee pay to personal characteristics such as job responsibility and specialization and personal and professional experience (see Appendix).
(2)The information refers to 95% of the total workforce
(3)Applying German local factors of regression, as Collective Agreement and Region, the adjusted gender for Germany reduces to 4.6%

Telefónica, S.A. 115

2018 Consolidated Financial Statements

Calculating the pay gap
To calculate this gap, the following remuneration items were taken into account. These items coincide with the total wage and non-wage payments received by each of the employees of the Group:

•	Annualised total basic salary at 31 December 2018

•	Bonuses, commissions, sales incentives and other variable remuneration items paid during 2018

•	Payments in kind, including fringe benefits, accumulated in 2018

•	Long-term incentives paid in 2018

Average remunerations

	Age group	Total average remuneration Women	Total average remuneration Men	Gross gap (Base salary)	Gross gap (Total remuneration)
TELEFONICA GRUP		32,261	41,022	20.8%	21.4%
DIRECTORS AND EXECUTIVES	> 50	143,563	172,826	11.5%	16.9%
	35-50	94,516	110,597	11.1%	14.5%
	< 35	50,984	55,671	4.1%	8.4%
MIDDLE MANAGEMENT	> 50	64,226	63,514	(2.3)%	(1.1)%
	35-50	51,978	52,416	(1.7)%	0.8%
	< 35	37,395	36,659	(4.3)%	(2.0)%
OTHER PROFESSIONALS	> 50	44,547	48,388	7.6%	7.9%
	35-50	29,436	32,764	8.4%	10.2%
	< 35	16,405	18,763	14.6%	12.6%

(1) In order to report the total average remuneration of all the employees of the Group, all the executive positions of the Company have been joined up under the same category, including directors and managers, given that the design of the remuneration mix (fixed remuneration, annual variable remuneration, eligibility to the long-term incentive plan and other items) is aligned with the Global Compensation Policy of the Telefónica Group and whose main objective is to promote the achievement of financial, business, value creation, sustainability and financial objectives.

(2)The Average Total Remuneration includes: total base salary, bonuses, commissions and commercial incentives paid during 2018, long-term incentives paid in 2018 and benefits in kind, including social benefits, accumulated in 2018

Telefónica, S.A. 116

2018 Consolidated Financial Statements

2.5. SUPPLIERS, OUR ALLIES
2.5.1. A SUSTAINABLE PURCHASING MODEL

Indicators	2017	2018
% of purchases awarded locally	83%	81%
No. of audits or evaluations carried out on high-risk suppliers	19,507	19,113
High-risk suppliers with improvement plans	659	811
Telefónica, while taking care of its employees, works together with its suppliers to achieve high standards of social and environmental management, promoting and monitoring respect for human rights.
We have a procurement management model for the entire Company which is characterised by the globalisation of purchases, without losing the focus on the local needs of the different countries and lines of business. That model is aligned with our Responsible Business Principles, based on transparency, equality of opportunities, objectivity in decisions and sustainable management of our supply chain.

Impact of our activity on society

•	€25,805 M awarded to 10,552 suppliers (agreements with impact on 2018).

•	81% of the volume of purchases awarded locally.

Volume of purchases awarded	%/ Total
Mobility	27.81%
Network	25.01%
Services and Works	22.95%
Information Systems	10.25%
B2B/B2C Solutions	9.40%
Advertising and Marketing	4.58%

Digitalisation of our processes, providing greater efficiency, integrity and traceability

•	€25,484 M negotiated electronically (Includes negotiations over several years).

•	We received over 1.4 million bills issued electronically (10% increase compared to 2017).

•	We digitally signed 1,522 contracts and 4,674 letters of award.

•	We trained over 5,263 suppliers in the electronic management of negotiations, orders and bills.

•	We managed over 172 thousand orders through the interconnection of the systems of the companies of the Group with those of our suppliers.
The commitment to sustainability is present throughout the process of relations with our suppliers. We pay particular attention to those issues associated with the supply chain with high social impacts and which are relevant for both the sector and the Company's strategy, highlighting: privacy and protection of data, waste management (see the chapter on ‘Digitalization and the Environment’), the eradication of child labour and minerals from conflict zones. The last two, together with the elimination of forced labour and non-discrimination in relations with suppliers, are the aspects identified in the new evaluation of the impact on human rights

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2018 Consolidated Financial Statements

carried out in 2018 (see the chapter on ‘A management framework for business sustainability’, section 'Respect for Human Rights').
That evaluation highlights the high standards outlined in our Policy on sustainability in the supply chain, which respects the conventions of the International Labour Organization. That is complemented by specific actions at local level, depending on the situation and requirements of each country. For example, in the United Kingdom, we have published a Modern slavery statement.
We establish collaborative relations with our suppliers and partners, converting them into allies in the achievement of our objectives. One example of that is the management of our collaborating companies and third parties through the "Allies Programme". That way of understanding relations has enabled us to foster a culture of sustainability over the last ten years, raising awareness among suppliers with regard to the fulfilment of our standards, while at the same time establishing mechanisms for the early detection and prevention of possible risks in our contractors and subcontractors.
Our sustainable management model is based on the mitigation of risks and engagement with our suppliers:

OUR APPROACH: SUSTAINABLE SUPPLY CHAIN MANAGEMENT

Minimization of risks and engagement

RISK MANAGEMENT
STEP 1
All suppliers must accept our minimum standards
STEP 2
Identify high-risk suppliers
STEP 3
Assess the performance of our high-risk suppliers
STEP 4
Audits -administrative or on site- of high-risk suppliers
ENGAGEMENT
Every stage of our sustainable management model is complemented by **training and engagement with our suppliers**; this enables us to raise awareness and promote capabilities **to improve the sustainability** of the supply chain..

2.5.2. WE PROACTIVELY MANAGE RISKS
Step 1. Minimum standards to be fulfilled
We require 100% of our suppliers to undertake their activities applying similar ethical standards to ours, which ensure the fulfilment of fundamental human and labour rights, as well as the protection of the environment.
Among the social standards included in our policy, we could highlight our efforts to promote gender equality, thus requiring all our suppliers to adopt a policy of equality and non-discrimination in hiring, remuneration, access to training, promotion, dismissal and retirement.
Thus, all Telefónica suppliers must agree to their adherence to and/or renewal of the following:

–	Policy of sustainability in the supply chain.

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2018 Consolidated Financial Statements

–	General conditions for the supply of goods and services.

–	Anti-corruption policy (certified).
Summary of our responsible business criteria

•	Zero corruption and conflicts of interests.

•	Fair treatment of employees.

•	Freedom of association.

•	Zero tolerance of forced labour.

•	Zero child labour.

•	Gender equality and non-discrimination.

•	Health and safety.

•	Minimum environmental impact.

•	Waste management.

•	Management and reduction of hazardous substances.

•	Fewer emissions.

•	Eco-efficiency.

•	Zero minerals from conflict zones.

•	Privacy and protection of information.

•	Management of the supply chain.

If a supplier does not reach the required level or is not able to provide the information requested, we require their commitment to implementing the improvement plans to ensure compliance with our standards.
In extreme cases, when that is not feasible, based on the agreement initially signed by the two parties, relations with the supplier are suspended until it can demonstrate that is has remedied the situation. At the time of close of this report, 19 suppliers were blocked in our database due to compliance issues (0.18% of those awarded contracts).

Step 2. Identification of high-risk suppliers
We have 311 business groups and 1,072 suppliers which supply us with products or services identified as of possible high risk in the sphere of sustainability.
We focus on the most significant suppliers due to their level of risk and their impact on our business, given the volume of purchases.
In accordance with our risk analysis methodology, we undertake the following process:

•	An initial evaluation of the possible risk level, based on five general aspects, as well as the corresponding sustainability aspects outlined in our Minimum Responsible Business Criteria.

◦	General aspects: Nature of the activity, geographical location, association with the brand, visibility for customers and visibility for other external stakeholders.

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2018 Consolidated Financial Statements

◦	Risk aspects: Working conditions, health and safety, environmental, human rights (child/forced labour), minerals from conflict zones, privacy and data protection, and customer promise.

•	Then, an analysis of the possible risk is carried out, taking into account the origin and the reputational impact on Telefónica if that risk were to materialise.

Step 3. Evaluation of supplier performance
We analyse the possible risks - financial and non-financial - associated with our critical suppliers identified in the initial analysis. Our basis for that verification is two external tools integrated into the procurement platform, which permit the online consultation of information provided by our buyers in the different countries. Those tools are:
•Dow Jones Risk & Compliance Service:
We identify the possible ethical risks and risks of corruption in our accreditation or registration process of 100% of our suppliers.
We check our supplier database against 'Factiva', the database drawn up by Dow Jones Risk & Compliance. That check is carried out in both the supplier accreditation or registration process and in the annual renewal of already-existing suppliers. Thanks to that tool, we can identify the possible risks related to ethical behaviour and corruption, thus reinforcing the processes already established in order to comply with the Anti-corruption Policy.

•	EcoVadis:
We have 910 critical suppliers evaluated in regard of Sustainability aspects (including the different subsidiaries associated with the evaluations with Group-level scope).
We evaluate the general sustainability performance of our main high-risk suppliers, using as our basis the EcoVadis self-assessment platform, which provides a 360º evaluation based on 21 sustainability criteria which encompass ethical, social and environmental aspects and aspects related to management of the supply chain, including minerals from conflict zones. At close of 2018, we had completed 338 evaluations of critical suppliers or groups (48% updated their evaluations last year).
Key indicators of our evaluations:

◦	28% showed some kind of weakness -medium risk- in their responsible management.

◦	86 suppliers/groups with improvement plans in operation, with a total of 1,024 corrective actions - 74% of them completed at the time of publication of this report.

◦	80% have anti-corruption and anti-bribery policies.

◦	64% report health and safety indicators.

◦	58% have ISO 14001 environmental management certification.

◦	70% report energy use or Greenhouse Gas Emissions.

Step 4. Audits of high-risk suppliers
19,113 administrative or on-site audits and 811 suppliers with improvement plans - 8% of those awarded contracts.

Telefónica, S.A. 120

2018 Consolidated Financial Statements

The performance evaluations are complemented by our annual audits plan, developed and focussed on verifying the fulfilment of the critical aspects identified according to: (i) the type of supplier, (ii) the service and product supplied, and (iii) the risks of each region or country.
As shown in the table below, our audits consider the aspects identified in the new evaluation of impact on human rights.

AUDITED RISKS							
SUPPLIER TYPE	REGION/ COUNTRY	AUDITS AND IMPROVEMENT PLANS	Ethics	Labour	Health and Safety	Environment	Supply chain	Safety, Privacy and DP	Human rights -child and forced labour-	Minerals from conflict zones
ALLIES	9 Countries in Latin America (1) and Spain	» **LOCAL** » **8,764** administrative audits » **9,452** on-site audits » **451** suppliers with improvement plans		✓	✓				✓	
		» **CORPORATE** » **131** on-site audits » **145** suppliers with improvement plans	✓	✓	✓	✓	✓	✓	✓	
JAC INITIATIVE Manufacturing centres in the IT sector	19 Countries in Asia, Latin America and Eastern Europe	» **79** on-site audits (67% on TIER 2, 3 or 4 suppliers) » **79** suppliers with improvement plans	✓	✓	✓	✓	✓		✓	✓
TELEFÓNICA UNITED KINGDOM Network Providers, Services and Works	In different countries	» **2** on-site audits			✓					
		» **11** on-site audits » **7** suppliers with improvement plans						✓		
		» **3** on-site audits » **3** suppliers with improvement plans	✓	✓	✓	✓	✓		✓	
TELEFÓNICA BRAZIL (2) according to risk associated with the product or service	Brazil	» **198** administrative audits » **2** on-site audits » **68** suppliers with improvement plans				✓				
		» **244** on-site audits			✓					
		» **64** on-site audits » **57** suppliers with improvement plans					✓			
TELEFÓNICA ECUADOR according to risk associated with the product or service	Ecuador	» **1** on-site audit » **1** supplier with improvement plans				✓				

(1) Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru and Venezuela.

(2) Further to the Brazilian audits performed under the Allies program.

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•	Details of corporate audits
We increased the demands of our standards and incorporated more suppliers into our audit process. We achieved a general level of compliance of 81% (+1% compared to 2017), detecting slight improvements in all disciplines. That evolution is the result of the active participation of our Allies in the search for constant improvement in the different spheres and with particular focus on the labour and occupational health and safety aspects, given the type of service - labour intensive - they provide to us.
The distribution of the risks detected is very similar to that of 2017, with the Health and Safety section presenting the most risks.
Some of the most common risks were detected in:

◦	The induction, training and labour climate process, as well as the engagement and administration of staff.

◦	With regard to the health and safety aspects, we concentrated on the industrial health and safety, implementation and operation, and verification sections.

◦	In the environmental processes, the focus was on waste management and the environmental management system.

AUDIT RESULTS (% of fulfilment)
	2016	2017	2018
Responsible Business Principles	75%	72%	75%
Human Resources	87%	86%	87%
Health and safety	78%	78%	82%
Environment	77%	79%	83%

2.5.3. WE PROMOTE COLLABORATION AND ENGAGEMENT
14,308 face-to-face courses and 154,551 online courses with over 366,242 participants from the Allied Companies in Latin America.
Telefónica is firmly committed to an open, collaborative relationship with its suppliers. Our commitment to them is based on establishing relations which enable us to jointly have a positive impact on our surroundings, through close collaboration and the sharing of good practices, fostered thanks to different initiatives or meetings with our suppliers.
We work on the management of emissions in the supply chain, both globally and at local level. In the UK, in our main procurement contracts, the reduction of carbon is one more aspect in the evaluation of offers. In them, we ask our suppliers for contractually-agreed carbon reduction programmes or plans to establish them. In 2018, our efforts resulted in 48 completed or ongoing programmes (contractually agreed) and 3 under development (see the chapter on ' Digitalization and the environment', section ‘Energy and climate change’).
We participate in sectoral activities to raise awareness and promote capabilities to improve the sustainability of our suppliers. Likewise, we establish communication channels, we organise face-to-face debate forums and we offer training.
In that way, we maintain our commitment to key aspects in the supply chain with high social impact, such as child labour and conflict minerals, within the framework of our respect for human rights.

2.5.3.1. Joint Audit Cooperation (JAC)
We participate in the Joint Audit Cooperation sectoral initiative, together with another 15 telecommunications operators. We combine efforts in order to verify, evaluate and develop the implementation of sustainability

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standards (with a focus on labour and environmental conditions and ethical principles) in factories of common suppliers, mainly in risk areas, such as Asia, Latin America and Eastern Europe.
By participating in that initiative, we reinforce our annual audits plan and our commitment to society, promoting long-term sustainability in the different levels of our supply chain.
Some of the most notable specific projects we took part in during 2018 were the following:

•
JAC Academy. In collaboration with Orange, Vodafone and Deutsche Telekom, our goal is to reinforce the application of the agreed, defined standards through a programme for the training of employees of 5 common suppliers. We teach them how to audit sustainability requirements in their own supply chains, thereby extending our influence throughout our value chain. In 2018, our suppliers carried out 25 audits considering the criteria applied in JAC.

•
Direct feedback of our suppliers' employees. With the collaboration of 'Good World Solutions', we invited the employees of 5 common suppliers in China to take part in an anonymous survey via their own mobile phones. In that way, we evaluated issues related to labour conditions, especially those related to the number of hours worked, rest periods, overtime, the handling of chemical materials, etc. During 2018, surveys were carried out in 18 factories, obtaining responses from over 2,800 employees of those suppliers.

2.5.3.2. Minerals from conflict zones
Though we do not have direct commercial relations with smelters or refiners, we actively work to reinforce the control of the use of these types of minerals in our entire value chain.
We adopt a company policy, based on the guidelines given in the OECD report entitled 'Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas'. In that policy, we contemplate the five steps of the Guidance and we transfer them to our suppliers.
In addition, as a company listed on the New York Stock Exchange, we duly comply with Section 1.502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

•	Traceability of 3TG minerals

◦
All suppliers who present offers to us must fulfil the minimum requirements in this regard outlined in the Sustainability in the Supply Chain Policy and in the General Conditions for the Supply of Goods and Services of the Telefónica Group.

◦
Where necessary and when possible, we encourage our suppliers to conduct effective due diligence processes to ensure the traceability of 3TG minerals from conflict-affected areas and the mitigation of associated risks, such as human rights violations.

•	Supplier assessment
We assess our suppliers' performance via the EcoVadis platform. We use the supply chain management assessment module to analyse suppliers at risk in this area.
We also check the compliance of some of our equipment manufacturers using the JAC Industry Initiative

•	80% have a policy on minerals in conflict-affected areas.

•	82% implement actions to identify or mitigate the risks.

•	48% of them publish a report on due diligence.
We also verify the level of fulfilment of  some of our equipment manufacturer by the JAC initiative.

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2018 Consolidated Financial Statements

•	Commitment initiatives
We support and participate in the main initiatives, both international and sectoral, aimed at reducing these types of risks, such as the Responsible Minerals Initiative and the Public-Private Alliance for Responsible Minerals Trade (PPA).

•	Complaints
We have the Responsible Business Channel, through which our stakeholders can send us queries and complaints in this regard.

•	Information
We report on the due diligence of the supply chain.

2.5.3.3. Training and Communication
During the past year, we maintained the face-to-face training or online training (SuccessFactors, Academia Movistar, ICampus, etc.) of our internal managers and suppliers, attending to the specific needs in each country.
That awareness-raising is even more relevant in our customer service providers, where we specifically train those who have direct contact with our customers (call centres, installation and maintenance in homes, etc.).
In addition, we promote constant communication as a key lever to boost their motivation through different channels, such as our quarterly newsletter to Allies (Colombia, Ecuador and Mexico), the Allies Portal, eMarketplace and the Supplier Portal. On that portal, they can find all our global policies, as well as the specific requirements at local level. It also includes a confidential channel, for questions or reports associated with the fulfilment of our minimum Responsible Business criteria.
We also organise face-to-face events (global and local) with suppliers, such as:

•
The 'New Telefónica Platform, GReTel (Management of Telefónica Waste)' forum, held in Madrid. There, we shared our Responsible Business Model with 26 of the main collaborating companies in Spain, with a particular focus on our environmental management and waste management through the GReTel platform.

•	Seminar on Labour Problems Related to the Consumption of Marihuana, in Chile, from the perspective of the prevention of occupational and road traffic hazards in companies.

•
Workshop for Allies in Colombia, which dealt with aspects such as human rights, harassment in the workplace and sexual harassment due to gender reasons, and information security in the digital environment.

•
We invited our SMEs in Mexico to take part in the Business Integrity Programme - of the United Nations Office on Drugs and Crime - with the aim of consolidating the business integrity policy in the country, by means of the design and implementation of a Model Code of Ethics for SMEs, as well as an introduction to tools for the prevention of corruption in the private sector.

•
Dialogue Forum with Transparencia por Colombia and the SMEs which form part of the supply chain of Telefónica Colombia, with the aim of hearing their views on the problem of corruption in the country, especially how it is affecting small and medium-sized companies in their initiatives, business environments and relations with the public sphere.

•
The Sustainability Forum in Brazil with logistics suppliers, which, among other issues, discussed the sexual exploitation of minors on the country's roads and greenhouse gas emissions, both of them aspects of local relevance and given the type of service contracted.

•	9th Global Energy and Climate Change Workshop (held in Buenos Aires, Argentina), where, together with our main suppliers, we analysed initiatives to promote energy efficiency and reduce our CO2

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2018 Consolidated Financial Statements

emissions. This year, over 200 people attended, including representatives of the Company from all the countries in which we operate and 32 technological partners who form part of our supply chain (see the chapter on ‘Energy and Climate Change’).

•
The Forum on the Prevention of Occupational Hazards, with the participation of Telefónica Spain, suppliers, trade unions and ADEMI - association of the telecommunication installation companies sector. The forum highlighted the importance of the management of the aspects of occupational hazard prevention, as one of the basic pillars underpinning our activity. All of them with the shared goal of working to achieve zero accidents (#cerosiniestralidad).

2.5.3.4. Satisfaction survey
We strive to ascertain the opinions and priorities of our suppliers. In 2018, we carried out a survey among the leading suppliers in order to gauge their level of satisfaction and to identify which aspects are positively rated and in which ones there is room for improvement.

•	We launched a survey aimed at over 9,300 users (belonging to approximately 4,400 suppliers), with a participation level of 21%.

•
The scores have improved with respect to surveys carried out in previous years, reaching an average rating of 8.22 in 2018 with respect to 8.01 in 2016, and 7.42 in 2014 (on a scale of 0 to 10). Once again, the highest-rated matters were those of corporate responsibility and attitude towards Telefónica.

The best-rated aspects among our suppliers include: Telefónica's leadership and reputation in the telecommunications sector; the honesty and transparency of buyers; the incorporation of digitalisation into the procurements process; and, above all, that Telefónica promotes respect for human rights and is applying a commitment to sustainability in the supply chain.
The suppliers identified other aspects which could be improved, such as the established payment conditions compared to those of other companies.

Suppliers' satisfaction survey - 2018 results (Scale 0-10)
Telefónica's reputation	8.20	8.59	8.85
Procurement model	6.96	7.56	8.04
Global Procurement Organization (TGS)	6.28	6.95	7.16
Buyer's management	7.22	7.81	8.33
Working relationship with Telefónica	6.90	7.55	7.76
Digitalization	n.a.	n.a.	8.27
Sustainability	7.96	8.68	8.87
Attitude towards Telefónica	8.86	9.18	9.09

2.5.4. MILESTONES AND CHALLENGES
MILESTONES 2018: Last year we achieved 100% compliance in the goals set:

•	Expansion of the scope of the EcoVadis evaluation process, including over 910 main high-risk suppliers (including the different subsidiaries associated with the evaluations with Group-level scope).

•	Implementation of sustainability standards in the supply chains of our equipment manufacturers, through the participation of 5 of our suppliers in the “JAC Academy” initiative.

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2018 Consolidated Financial Statements

•	Development of the audit monitoring module in our management tool and reporting of indicators associated with the Responsible Business Plan.

•	Approval of the internal instruction on the management of security risks (privacy and protection of data) associated with suppliers.

•	Sharing good practices with our suppliers in the sphere of sustainable management, through different events, workshops and/or specific training.

•	On our procurements platform, we automated the available information about the financial risk of our suppliers, thereby improving the management of risk in each one of the countries.

CHALLENGES 2019:

•	To continue to expand the scope of the EcoVadis evaluation process, including 1,000 suppliers.

•	Work with our risk suppliers to define targets for key safety, health and welfare indicators.

•	Reduce CO2 emissions in our supply chain by 30% per euro purchased by 2025 compared to 2016.

•	Contribute to JAC being able to carry out 90-110 supplier audits and train internal auditors of our suppliers.

•	Raise awareness among those responsible for internal contracts regarding the management of third parties by promoting compliance with the legislation in force at local level in each country.

Telefónica, S.A. 126

2018 Consolidated Financial Statements

2.6. A MANAGEMENT FRAMEWORK FOR BUSINESS SUSTAINABILITY
2.6.1. MAIN ASPECTS OF CORPORATE GOVERNANCE
The corporate governance system in Telefónica allows our Company to develop its actions in defence of all interest groups, and in particular, its shareholders and investors. As previously mentioned, the Board of Directors of the Company is configured to be its supervisory and management body, counting on the support of the Delegated Committee and consulting or monitoring Commissions. Likewise, Telefónica has a large body of rules, controls and processes designed to guarantee appropriate management.
The Annual Corporate Governance Report corresponding to the financial year 2018 (Chapter 5 of this report), provides complete and reasoned information on Telefónica's governance structure and practices, as well as the degree of fulfillment of the recommendations of the Code of Good Governance of Listed Companies in Spain. In this section, we present information relating to:
2.6.1.1. Governing Bodies

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2018 Consolidated Financial Statements

	Position	Supervisory Broad				Council Committees						Participation in the Social Capital	Other information
		Executive	Dominical	Independent	Other external	Delegated Commission	Audit and Control	Appointments, remunerations and good governance	Quality of service and commercial attention	Regulation and institutional issues	Strategy and innovation	% Direct and Indirect Capital	Date of appointment	Nationality
Mr. José María Álvarez-Pallete López	Chairman	x				x (1)						0.034	26/07/2006	Spanish
Mr. Isidro Fainé Casas	Vice-President		x			x						0.012	26/01/1994	Spanish
Mr. José María Abril Pérez	Vice-President		x			x					x	0.009	25/07/2007	Spanish
Mr. Ángel Vilá Boix	Chief Executive Officer	x				x						0.013	26/07/2017	Spanish
Mr. Juan Ignacio Cirac Sasturain	Vocal			x							x	0	08/04/2016	Spanish
Mr. José Javier Echenique Landiríbar	Vocal			x		x	x (1)	x				0.002	08/04/2016	Spanish
Mr. Peter Erskine	Vocal				x	x		x			x (1)	0.001	25/01/2006	British
Mrs. Sabina Fluxà Thienemann	Vocal			x				x				0	08/04/2016	Spanish
Mr. Luiz Fernando Furlán	Vocal			x				x				0.001	23/01/2008	Brazilian
Mrs. Carmen García de Andrés	Vocal			x			x		x			0	04/05/2017	Spanish
Mrs. María Luisa García Blanco	Vocal			x					x	x		0	25/04/2018	Spanish
Mr. Jordi Gual Solé	Vocal		x							x	x	0	31/01/2018	Spanish
Mr. Peter Löscher	Vocal			x					x (1)		x	0.003	08/04/2016	Austrian
Mr. Ignacio Moreno Martinez	Vocal		x				x		x	x (1)		0	14/12/2011	Spanish
Mr. Francisco Javier de Paz Mancho	Vocal and Lead Director			x		x	x	x (1)		x		0.001	19/12/2007	Spanish
Mr. Francisco José Riberas Mera	Vocal			x								0.049	04/05/2017	Spanish
Mr. Wang Xiaochu	Vocal		x									0	30/09/2015	Chinese
(1) President of the Commission

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2018 Consolidated Financial Statements

The Board of Directors of Telefónica is composed of 17 Directors, and it is the body charged with the supervision and control of the Company's activity, with exclusive powers over matters such as the general corporate governance, corporate social responsibility, compensation of Directors and Senior Management, and payments to shareholders, as well as strategic investments.

Shown below is the composition of the Board of Directors along with each of its Commissions. More complete information can be found in chapter 5 of this Report (Corporate Governance Annual Report).
Executive team of Telefónica

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2018 Consolidated Financial Statements

2.6.1.2. Diversity of the Board
In December 2017, the Board of Directors of Telefónica, S.A. approved the update of its "Diversity Policy regarding the Board of Directors of Telefónica, S.A. and the Selection of Directors", the full version of which can be consulted at the Telefónica web site.

Independence of the Board
Executive directors	12%
Independent external Directors	53%
External institutional Directors	29%
Other external Directors	6%

Expertise and Skills
Humanities	12%
Finance	59%
Innovation & Tech	18%
Engineering	18%
Risks	6%
Legal	12%

Professional experience
Banking	29%
NGO/Foundations	6%
Industry	41%
Services	6%
Academy	29%
Public administration	18%

International experience
Europa	17
Latinamerica	17
Asia	4
USA	2

Women in Board (%)
2016	11%
2017	18%
2018	18%

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2018 Consolidated Financial Statements

Board diversity by age group
> 60 years old	10
between 51 and 60 years old	6
< 50 years old	1

2.6.1.3. Compensation of the Directors
Executive Directors
The compensation system of the Executive Directors of Telefónica is characterised by its competitiveness and rigorous standards. The variable compensation is designed to incentivise achievement of short and long term company objectives and constitutes one of the main pillars of this system. The perception of the Annual Variable Compensation is linked to the achievement of financial and business objectives as well as objectives regarding customer satisfaction and sustainability. Likewise, the long-term variable compensation is linked to value creation in the Telefónica Group in the medium and long term, from measuring the return on investment for the shareholder, and the economic and financial objectives. All of the objectives are predetermined, specific, quantifiable, and aligned with the strategic objectives of Telefónica, and are strictly set out and evaluated by the Nominating, Compensation and Corporate Governance Commission, which also monitors these objectives, such that the alignment with the social interests of Telefónica is guaranteed. The Executive Directors have a fully flexible and variable compensation system that prevents them from receiving any amount for this reason in the case that they do not achieve their minimum thresholds. The percentage of variable compensation in the short and long term can be relevant in the case of maximum achievement of objectives. In all cases, this percentage of the total compensation (taking into account for these purposes the sum of Fixed Remuneration, Annual Variable Compensation and the annualised long term incentive) would not exceed 85%. Below is shown the compensation mix of the Telefónica Executive Directors assuming a scenario of fulfilment of target objectives:

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2018 Consolidated Financial Statements

2019 Remuneration scheme for Executive Directors

In Telefónica, the remuneration based on results has a significant weight in the total remuneration
(paymix in case of **100% achievement** of objectives or target level **or target level**)

Remuneration based on results
21%
Executive Chairman
39%
40%
24%
Chief Operating Officer
(Consejero Delegado)
36%
40%
Free Cash Flow (50%)
Relative TSR* (50%)
* The peer group consists of companies belonging to the telecommunications sector, weighted according to their relevance to Telefónica
Operational and financial objectives (80%)
Qualitative objectives (20%)
OIBDA (30%)
Operating Income (30%)
Free Cash Flow (20%)
Customer Satisfaction (15%)
Sustainability
(Society Trust, Climate Change y Gender Diversity)
(5%)
Fixed Remuneration
Annual Variable Remuneration
Long Term Incentive shares

12

Directors in their capacity as such
The compensation corresponding to the Directors in their capacity as such is structured within the legal and statutory framework, based on the criteria and remuneration items indicated below, within the maximum limit for this purpose as set out in the General Shareholders Meeting, in accordance with the provisions of article 35 of the Company Bylaws.
Based on the foregoing, the Ordinary General Shareholders Meeting that took place on 11 April 2003 set the maximum gross annual amount of compensation to be received by the Directors as members of the Board of Directors at 6 million euros.
In all cases, this compensation is the maximum, where the Board of Directors will propose the distribution of its amount amongst the different items and different Directors, taking into account the functions and responsibilities attributed to each Director, the relevance of the Commissions within the Board of Directors, and other objective circumstances that it considers relevant.
Regarding the 2019 financial year, based on the results obtained in the external competitiveness analysis of the compensation package of the Directors, the Commission has proposed to the Board to refrain from increasing the fixed compensation of the Directors, in their capacity as such as well as in the performance of their executive functions during the financial year 2019:

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2018 Consolidated Financial Statements

	Board of directors	Executive commission	Control or consultant cmmissions (*)
President (**)	240,000	80,000	22,400
Vice President	200,000	80,000	—
Vocal Independent external Directors	120,000	80,000	11,200
Vocal Independent	120,000	80,000	11,200
Other external directors	120,000	80,000	11,200
(*) Additionally, the amount of the diet for attendance at each of the meetings of the Consultative or Control Commissions is 1,000 euros.
(**)In this regard, the Executive President has waived the collection of the aforementioned amounts (that is, 240,000 euros as Chairman of the Board of Directors, and 80,000 euros as Chairman of the Executive Committee).

The Executive Directors may waive the reception of these amounts.
In addition, the non-Executive Directors receive the compensation to which they are entitled for being part of certain administrative bodies of some affiliates participated in by Telefónica.

The average compensation of the Directors are shown in the following table, which includes the compensation received by the Chairman and the Managing Director, amongst the Executive Directors.
More complete and detailed information can be found in the Annual Report of Compensation of Directors of Telefónica, S.A. on the Telefónica web site.

	Average total remuneration
	Men	Women
Board members	772,320	161,905

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2018 Consolidated Financial Statements

2.6.1.4. Effectiveness of the Board

In Telefónica, we apply specific procedures and practices aimed at ensuring the responsibility of the Board and alignment with shareholders' interests. In that regard, Telefónica measures specific parameters to monitor the efficiency of our governing body. In 2018, the Board held 12 sessions, with an average duration of 3 hours and 30 minutes per meeting.

Percentage attendance at Board meetings: 100%.
Average number of years served by directors: 6.61.
Evaluation of the work of the directors:
For the evaluation of the Board of Directors for financial year 2018, the Nominating, Compensation and Corporate Governance Commission, in its meeting held on 19 February 2019, reviewed and analysed the results of the evaluation of the Board for said financial year, carried out by the Directors of Telefónica, S.A. regarding the functioning of the Board of Directors, its Commissions and the General Shareholders Meeting of the Company. Generally, it was concluded that the Directors had shown a high level of satisfaction with the organisation and activities of said governing bodies.
Likewise, as a result of said evaluation, certain areas for improvement were identified. Based on these areas, and after an examination and detailed analysis of the results, the Board of Directors, upon the request by the Nominating, Compensation and Corporate Governance Commission, approved the proposals for improvement for the purpose of optimising the functioning of the Governing Bodies of the Company. These proposals for improvement are as follows:

i)	Continue with the implementation of methods and actions that allow for optimal execution of the General Shareholders Meeting.

ii)	Continue with the process of analysis of the composition of the Board regarding succession plans and the application of the Diversity Policy.

iii)	Value and include in the Agenda of the Shareholders Meeting and Delegated Committee more presentations related to the strategy, which may be up for debate.

Relevant issued taken up in the :

•	Financing transactions of the Telefónica Group.

•	evolution of the business in the different countries where the Telefónica group operates

•	The regulatory situation of the telecommunications sector (e.g. regulatory changes and spectrum auctions).

•	Company Ethics and Responsible Business

•	Other topics related to the business such as our digitalization process, technological evolution of our networks, digital services (IoT, Big Data, etc.)

•	Corporate operations

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2018 Consolidated Financial Statements

2.6.2. ETHICAL PILLARS, CORRUPTION AND BRIBERY
2.6.2.1. Values, principles and standards of conduct
Ethical and responsible conduct is key to ensuring the trust of our stakeholders and the sustainability of the business. This is why the Principles of Responsible Business, our code of ethics based on integrity, commitment and transparency, are a basic pillar of Telefónica's strategy and culture. They include, among others, non-discrimination and zero tolerance of corruption.
To ensure that the Responsible Business Principles are a guiding thread in everything we do, we incorporate sustainability into our governance structure and strategy by developing policies and procedures, strategic indicators and targets associated with key functions in the Company. All these actions make up our Responsible Business Plan.
The Responsible Business Plan and the Company's non-financial indicators are monitored through the Responsible Business Office, which brings together the top managers of different areas; these either assume commitments or identify and incorporate sustainability opportunities into their value proposals. The Office, present in our main operators, meets 4 times a year.
This Office reports directly to the Board of Directors via the Regulation and Institutional Affairs Committee, which meets monthly.

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2018 Consolidated Financial Statements

2.6.2.2. Responsible Business governance and management
2.6.2.3. Internal rules
Senior decision-makers of Telefonica had highlighted the relevance of the sustainability in numerous internal and external forums. In 2018, the Board and the Executive Committee of Telefónica approved or updated the following internal rules that develop our Principles of Responsible Business:

•	New version of the Global Privacy Policy.

•	New version of the Global Environmental Policy.

•	Regulation of Health, Safety and Welfare at Work.

•	Global Regulation of Responsible Communication.

•	AI Principles.

•	Regulation of the Telefónica Group engagement with Public Entities.

Telefónica already has global policies approved in previous years in terms of anti-corruption, security, diversity, etc., and this internal framework has been reinforced with these new internal rules.

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2018 Consolidated Financial Statements

All policies and regulations are detailed in the different sections of this report; except the Regulations Global Responsible Communication. Therefore, we clarify that this regulation defines the general guidelines of action when we communicate towards clients and through advertising, towards other interest groups, through of Social Networks, when we generate content and when we broadcast third-party advertising. It also affects the Reputational Crisis Committee if there’s a possible negative reputational impact.

2.6.2.4. Our responsible business culture
All Company employees must be aware of and comply with the Business Principles. In order to disseminate them and reinforce our internal commitment, we have launched a global internal communication campaign, which is renewed every year, dealing with different issues: conflicts of interest, gifts and invitations, responsible purchasing, the environment, etc.

a) Training
All employees must complete the Responsible Business Principles course. A new course, assigned to all employees, was launched in 2018. At 31 December 2018, 90.4% of the workforce had completed the course, that is, 101,431 employees(1). (1) (Employees in Germany completed this training in its previous version and as of December 31st their compliance rate is 82.5%, the reason why they are excluded from the scope of the information reported above is because the new Responsible Business Principles course required the approval of the Employee Council of Telefónica Germany.)
In training, in addition to that included in the course on the Business Principles, it is worth highlighting, firstly, the training on anti-corruption, specifically on the risks of international public corruption (Foreign Corrupt Practices Act), which began in 2017 and is being implemented (in different phases) throughout the Telefónica Group. The training is aimed at certain areas of the organisation, namely those with potential material exposure to the risk of corruption ('Target Areas'). In 2018, the training was delivered in operations in Uruguay, Argentina, Panama, Guatemala, Nicaragua, El Salvador, Costa Rica, Colombia, Peru, Chile and Ecuador. Specifically, the number of employees to whom training has been assigned, whether they are managers or not, has exceeded 54,000 since 2017. Training is presented in two formats: first, face-to-face training for management committees, executives and certain pre-executives of Target Areas; second, online training (available in Spanish, English and Portuguese) aimed at the other employees of Target Areas.

With respect to criminal liability, notable are the training courses that have been defined or are being defined and/or implemented in different companies and/or countries with the Telefónica Group's footprint, such as Mexico or Peru, all in accordance with applicable local legislation.

b) Compliance

The Company's commitment to the fight against corruption and bribery, which, without prejudice to the activities previously carried out by other areas of the organisation, had its most significant organisational reflection in the creation of the independent Compliance area and the appointment of the Chief Compliance Officer, continued to be strengthened even further throughout 2018.

This year saw the consolidation of the local compliance areas that had been created throughout the years 2016 and 2017. We currently have a total of 18 local compliance units, in addition to the global Compliance area. Its creation and consolidation has significantly helped to boost compliance culture in countries and business units.

The Compliance area ensures compliance in integrity, which primarily includes the fight against corruption and bribery, both publicly and privately. In 2018, the existing controls were maintained and strengthened, thanks to the continuous improvement model implemented at Compliance level and which is the basis for the policy of zero tolerance of corruption and bribery.

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2018 Consolidated Financial Statements

Control elements include the existence of specific regulations (for example, the Anti-Corruption Policy approved in 2015 and, in its implementation, the Regulation on Relations with Public Entities and Officials/Employees approved in 2018), third party assessment protocols, criminal prevention models, risk assessment procedures (incorporated into the global risk management map), criminal prevention models, risk assessment procedure, protocols for evaluating suppliers and business partners, consultation tools on internal regulations, initiatives in training and communication to reinforce the compliance culture, as well as complaint channels and tools for reporting potential conflicts of interest.

The number of queries and communications* sent by Telefónica employees to the Compliance area, in relation to internal regulations and mainly to the Anti-Corruption Policy, has risen sharply compared to the previous year. Specifically, and by way of illustration, the number of queries and communications managed by the global Compliance area, which includes the queries and communications made by the employees of Telefónica, S.A. and other corporate companies, amounts to 515. *(Includes due diligence exercises of third party suppliers and business partners.)

The Compliance area also focuses its efforts on matters other than integrity that are considered especially sensitive from the point of view of regulatory compliance. Some of the actions carried out in this area are highlighted below:

•	Privacy, where the activity has focused on the General Regulation on Data Protection, approved by the European Union.

•
Competition, where specific efforts have been made to maintain and create new elements of control, efforts that will continue in 2019. These controls include training and awareness-raising activities, as well as the development of internal regulations and protocols.

•
Money laundering: With regard to compliance with regulations in this area, the Company has general and specific payment controls (including due diligence procedures on suppliers and business partners defined from a compliance point of view, including comparison with third-party databases with lists of sanctioned individuals and entities sanctioned), which are supplemented by compliance with the requirements established in each country's legislation in a specific manner and/or as a regulated entity in this area.

c) Complaint and remedy mechanisms. Complaint and query channels

In the case of the complaint and query channels, Telefónica employees have at their disposal different channels through which they can make queries, seek advice or lodge complaints in relation to the Business Principles and applicable regulations.

In 2018, a new Complaints Channel Management Policy was approved, unifying the management regulations for the Company's employees, executives, directors and other stakeholders. Through it, they may communicate any information of which they become aware, by any means - formal or otherwise - about the existence of a possible irregularity, act contrary to law or internal regulations; including also possible irregularities relating to accounting matters, audit issues and/or aspects related to internal control over financial reporting, in compliance with section 301 of the Sarbanes-Oxley Act of the United States and other requirements in this regard. Communications through the Complaints Channel may be made anonymously if desired. In the management of the Complaints Channel, the principles of confidentiality of the data provided and of the statements made, respect and basis govern.

Through the Whistleblowing Channel and other internal reporting channels, we received a total of of 912 complaints. As a result of the investigations during that exercise, 404 complaints resulted founded. Among the measures adopted as a result of the well-founded complaints, there were 167 extinctions of the work contract. From the closed investigations, it can be concluded that there was a case of corruption and a case by discrimination

Telefónica, S.A. 138

2018 Consolidated Financial Statements

Nature of complaints resulted founded	% of total complaints resulted founded
Labour conditions	2.0%
Fraud	35.6%
Non-compliance Legal / Normative / Contractual	6.4%
Conflicts in the Work Environment	36.9%
Conflict of interests	5.5%
harassment (1)	5.9%
Privacy / Information Security	3.5%
Others (2)	4.2%
Total	100%
(1) The harassment category includes one case of discrimination
(2) The Others category includes a case of corruption

Additionally, we have a Responsible Business Channel through which all our stakeholders can consult, communicate or report, anonymously or personally, queries, requests or claims on any aspect related to the Principles of Responsible Business.
In 2018 we received 24 queries, of which 24 have been resolved and closed:

Nature of communications	% of the founded communications
accessibility	12.5%
Sustainable Innovation	8.0%
Environment and Eco-efficiency	63.0%
Privacy	12.5%
Supply chain	4.0%
Total	100%
**The rest of the issues have not received any communication (Human Rights, Freedom of Expression, Integrity, Diversity and Talent Management)

d) Internal control

The internal control of the Company is based on the Internal Audit activity and the risk management systems. Within the activities entrusted to Internal Audit is the supervision of the key controls of the process of the cash out in Telefónica, under the supervision of the Audit and Control Committee of the Board of Directors.
During 2018, Internal Audit issued 622 global reports, divided into the following categories:

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2018 Consolidated Financial Statements

CONCEPT	2,018
	Nº INFORMES	% 2018
Total or partial analysis of the processes related to the spending and investment cycle.	76	12.2%
Financial or information systems audits mainly aimed to the internal control review over financial processes.	188	30.2%
Reports aimed to verify the correct fulfillment of other legal obligations	83	13.3%
Other works	19	3.1%
Fraud / corruption prevention, review of personal actions.	34	5.5%
Review of the revenue cycle	114	18.3%
Supervision of the main technological risks and compliance with legal provisions that affect service networks, and those that affect information systems.	108	17.4%
TOTAL	622	100%

2.6.2.5. Collaboration with sectoral organisations and lobbying
Telefónica remains neutral at the political level. At any time, we do not take a position, directly or indirectly, for or against, of any political party and therefore we do not make donations to them. This does not prevent us from making our points of view on issues that may affect management and sustainability of the Company through lobbying activities.
Our expenditure on contributions to sectoral entities and organizations or persons that carry out activities of representation for Telefónica was 4 million euros in 2018, of which more than 95% was dedicated to sectoral entities.
We are registered as a lobbyist in the voluntary transparency register of the European Union and in the register interest groups of the CNMC (Spanish Commission of Markets and Competition).

Telefónica, S.A. 140

2018 Consolidated Financial Statements

2.6.3. RESPECT FOR HUMAN RIGHTS

DEFINITION	DATA
Number of human rights complaints/queries received	0
% operators evaluated in 2013	100%
Global impact assessment update 2017-2018	100%
% of operators that have updated their local impact assessment 2018	29%
Number of on-site Human Rights audits on risk suppliers	9,989

The new digital services make it possible for us to provide a better customer service or more appropriate services in our business and society in health, education and environmental protection. However, technologies based on a growing use of data also generate certain ethical and social concerns that have not yet been resolved. For this reason, in 2018 we updated our priority matrix and our human rights impact assessment.

At Telefónica, human rights are part of our policies and procedures. We also extend these standards to the entire value chain, thus increasing our sphere of influence and impact from suppliers to customers.

In this report we highlight the relevant indicators and procedures for the respect of human rights in different key areas such as digital trust, sustainable supply chain management, environmental strategy and talent and diversity management, etc.

2.6.3.1 Governance
The protection of human rights is supervised by the Board of Directors through the Committee on Regulation and Institutional Affairs. It is responsible for promoting and monitoring the implementation of our global Responsible Business plan, which includes specific objectives in this area.

In collaboration with the corporate areas involved, the General Secretary and Secretary of the Council, Public Affairs and Regulation, which sits on the Executive Committee, oversees the implementation of policies, commitments and due diligence in all human rights affairs. The Corporate Ethics and Sustainability Department coordinates the identification, assessment and management of risks and opportunities related to human rights and fosters dialogue with all stakeholders.

2.6.3.2. Our due diligence in human rights
Based on the 'Guiding Principles for Business and Human Rights' of the United Nations (UN), our due diligence process is shown below:

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2018 Consolidated Financial Statements

Due diligence process	Roadmap	Activities
Policy	Approved in 2013 Updated in 2018 Approved in 2019
- Respect for human rights is included in our principles of Responsible Business and takes the form of policies, rules and procedures.
- Available at sustainability website.
- Prepared by external human rights experts: 2013 (BSR) 2018 (BHR), following the United Nations (UN) "Guiding Principles for Business and Human Rights".
- In 2019 it will be approved at the highest level.
- C3In 2018 we updated our commitment, incorporating stakeholders' expectations through the Responsible Business Advisory Panel and feedback from our operators.

Impact assessment
1st Global Assessment (2013)

1st Local Assessment (2013)

2nd Global Assessment (2018)

2nd Local Assessment (2018): 5 countries

2nd Local assessment other countries (2019-2020)

Another proposal:
2013: 1st Global and local assessment (17 countries)

2018: 2nd Global and local assessment (5 countries)

2019: 2nd Local assessment other countries

- Support from external experts (BSR:2013 and BHR:2018).

- Identification of priority issues for Telefónica and our stakeholders.

- Prioritization of risks and opportunities according to the context in which we operate, Company strategy and stakeholders, especially vulnerable groups (children, indigenous peoples and people with disabilities).

- Assessment of global impact and all our operations.

Integration of results in policies and processes	2013-2019
- Identification of global and local areas able to integrate results (Human Resources; Legal; Security; Marketing, Communication, Operations, etc.).
- Training in human rights through the course on Responsible Business principles. By December 2018, 90.4% of the workforce (1) had completed the new course launched in this period, equivalent to 101.,431 employees.
- Modification, updating and new internal regulations to integrate the findings in the impact assessments given on the sustainability website.
- Including the basic human rights risk in the Company's risk map.

Monitoring and reporting of progress and challenges	2013-2019
- Each issue identified is analysed for possible causes, potential impacts and main rights affected and the cover given in the Company's risk map, the due diligence performed by Telefónica, voids and recommendations.
- Monitoring of results through periodic impact assessment updates (every 4 years) and by setting up indicators - The different chapters of this integrated report cover the issues identified in the assessments.
- Participation in different multi-stakeholder working groups, organizations and forums to find trends and expectations in human rights related to our sector or the countries where we operate (GNI; Spanish Global Compact Network; United Nations, etc.).
- Presentation of the results of our impact assessment to Telefónica's Responsible Business Panel.
- Annual report in the integrated report.

Complaints and Remedy Mechanisms	2013-2019
Even with best current policies and practices, the Company can have or be part of adverse impacts on human rights. At present, queries and facts relating to its business can be raised through the Responsible Business channel. We have a procedure to ensure that the channel works correctly and that all relevant communications are passed on to global or local areas, as applicable, to find a solution/remedy and/or respond to the applicant in a maximum of 6 months.
We also have a local human rights complaints channel in Colombia. This channel has been published as a case study in the multi-stakeholder initiative Guías Colombia en Empresas, DDHH y DIH.
In 2018, no specific impact complaint was received on this matter. Furthermore, no human rights impact complaints were found in the 215 received and analysed on civil engineering works that could have had a potential impact in this area.

(1) The employees of Germany carried out this training in its previous version and on 31 December its percentage of compliance is 82.5%. The reason why they are excluded from the scope of the information reported above is because the new course of Principles of Responsible Business needed the approval of the Employee Council of Telefónica Germany.

Telefónica, S.A. 142

2018 Consolidated Financial Statements

In 2019 we will work on specific projects to improve the management of the issues identified in our 'Impact Report'. Examples include:

•	Self-assessment of reputational risks and impact on human rights in Telefónica's value proposals (products and services).
We have a self-assessment tool to identify issues that have a possible impact on reputation or human rights within our value proposals. One example of the application of this concept is the project carried out in the global area of financial services as a pilot to test the effectiveness of the tool and gradually incorporate it into the creation and marketing of the Company's global products and services. Impacts are assessed on:

–	The client: On all 3 areas of our relationship: simplicity, transparency and integrity.

–	The environment: Cconsideration is given to waste, eco-design, recycling, energy-saving and positive environmental impacts.

–
Society: Aassessing aspects of diversity, vulnerable groups, privacy, freedom of expression and other issues that may have a negative impact when the product and/or service involves artificial intelligence.

ASSESSMENT IMPACT REPUTATION

STEP 1 Self-assessment	STEP 2 Assessment of the project	STEP 3 Monitoring and response
Self-assessment by the Product Manager of the risks that may arise out of the new P&S. The assessment is threefold: » Impact on the customer » Environmental impact » Social impact	If a potential risk of the project to local reputation is detected in the self-assessment, a detailed analysis of the product will be carried out. This assessment will use the definitive reputational impact assessment model in the risk management model. (probability, visibility, impact)	Once the analysis has been performed and proposals put forward to reduce/ mitigate the risk, the P&S will be monitored to detect any additional risks or deviations with regard to the assessment performed

Assessment model of the potential risk to Telefónica's reputation of P&S

•	Analysis, identification and evaluation of potential and actual human rights impacts associated with network deployment
The aim is to identify key indicators to help strengthen our commitment to human rights. This work began in 2018 and provides relevant information to maximize positive impacts and minimize/avoid negative impacts by integrating certain aspects in network deployment procedures and processes.

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2018 Consolidated Financial Statements

•	Internal evaluation of the impact on the rights of children and adolescents
Based on the UNICEF Rights of the Child and Business Principles, in 2018 we performed the evaluation using the tool provided by the Spanish Committee of UNICEF, called MOCRIA (Mobile Operator Child Rights self-Impact Assessment). This tool highlights the policies and processes that could be improved to develop the corresponding action plan. In 2019 we will collaborate with UNICEF in the process to implement and promote the study and provide comments and guidance on the documents and milestones of the process, including: identification of business areas, results of the impact evaluation and action plans developed accordingly.

2.6.3.3. Freedom of expression
As members of the GNI (Global Network Initiative), we include its principles in our Responsible Business plan, more specifically in the digital trust project that includes privacy, freedom of expression, security and minors, as well as in our human rights initiative. They are also included in the corresponding policies and procedures.
Our commitment and the process we apply to respond to enquiries from authorities in the countries where we operate are set out in the update of the Global Privacy Policy and the Global Requirements Procedure. Thus:

•	We guarantee a balance between legal compliance and respect for people's fundamental rights.

•	We ensure participation in the process by the General Secretary's Office or similar areas with legal powers.

•	We reject all requests that do not come through this regulatory channel.
We have published our third Transparency in Communications Report with details on the 17 countries in which we operate. We collect information on the legal framework that gives authorities the power to make such requests and the number and type of requests we receive. Each country's specific legal framework is occasionally a limiting factor when it comes to providing information on the requirements Telefónica receives. When we do not provide data, we explain why not.
In an environment in which companies have more and more data about customers and there is growing concern about their use, it is important to ensure information privacy and security, while showing the positive impact the correct use thereof can have on society and people. The Digital Rights Index shows the commitment and transparency of Internet and Telecommunications companies in this area and seeks to encourage companies to comply with international principles and standards that protect Privacy and Freedom of Expression.
In 2018, Telefónica ranked third among the 10 telecommunications companies evaluated, increasing its score by 8 points. According to the report, Telefónica showed a strong commitment to protecting users' freedom of expression and privacy. Throughout 2018, we have been working on the areas of improvement identified in the Report.
In Spain, the report 'Who's Defending Your Data?' published by the Eticas Foundation and the Electronic Frontier Foundation (EFF) in January 2018, names Movistar España as leader in the ranking of companies analysed in this first edition, obtaining 6 stars and a total score of 12 across 10 criteria.

2.6.4. MILESTONES AND CHALLENGES
MILESTONES 2018:

•
The new Responsible Business Principles course reached 90.4% of the active workforce (The employees of Germany carried out this training in its previous version and on 31 December its percentage of compliance is 82.5%. The reason why they are excluded from the scope of the information reported above is because the new course of Principles of Responsible Business needed the approval of the Employee Council of Telefónica Germany)

•	Approval of the Global Regulation on Responsible Communication.

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2018 Consolidated Financial Statements

•	Updating of the Company's global impact assessment.

•	Local impact assessment in 5 countries.

•	Approval of privacy, responsible communication and health and safety policies, with direct impact on human rights.

•	Approval of Telefónica's Artificial Intelligence principles.

CHALLENGES 2019:

•	Implementation of the Global Regulation on Responsible Communication in all the Company's operations in all countries.

•	New global human rights policy.

•	Analysis, identification and evaluation of potential and real impacts on human rights in the network deployment processes.

•	Evaluation of the impact on the rights of children and adolescents.

•	Preparation of Telefónica's progress report on human rights.

•
Beginning of the implementation of the assessment of reputational risks and impact on human rights in the processes of creation and marketing of our products and services, which is expected to end in 2021.

2.6.5. KEY INDICATORS

Corporate governance	% of independent members of the Board	52.9%
	% of women in the Board	17.6%
Ethics and corruption	Total number of complaints registered	912
	Identifications found to be justified	404
	Measures to terminate the employment contract taken as a result of the complaints received	167
	Corruption confirmed cases	1
	Measures taken in relation to employees in the workplace as a result of confirmed cases of corruption	1
	Discrimination confirmed cases	1
	Measures taken in relation to employees in the workplace as a result of confirmed cases of discrimination	1
Human rights	Number of human rights complaints/queries received	—
	Number of on-site Human Rights audits on risk suppliers	9,989

Telefónica, S.A. 145

2018 Consolidated Financial Statements

2.7. CASE STUDY FLAGSHIP: Internet of Things "key to energy efficiency"
What is it?
IoT allows you to connect what was not connected before, including meters, motors, air conditioning equipment or cars, making them more efficient. The real time data coming out of the devices gives us information about their status, consumption and usage rates. To ensure its effectiveness it is necessary to have the best connectivity to transmit the data to an unique platform. The IoT platform enable the analysis and implementation of the right actions to achieve efficiency improvements.

In Telefónica we offer different energy efficiency solutions for all our customers.

Why is it important?
Climate change is one of the most important challenges in society. This is why the World Economic Forum identifies it as one of the greatest global risk factors. One of the main reasons is the intensive use of energy in the current economic model since it means more than two thirds of the total global emissions. To limit the global temperature increase to a maximum of 2ºC is necessary to make an energy transition based on efficiency and renewable energy.

What is our objective?

Digitalization is one of the main keys to face the climate change challenge. This is why our objective is to offer new digital services based on Internet of Things (IoT). These services allow our customers to improve their energy efficiency. We are ready to capture the business opportunities that may arise in this space with our IoT energy efficiency services.

What have we achieved?

Some IoT solutions offered by Telefónica:
SMIP: Smart Energy in UK
What is it?
Within the framework of the Smart Metering Implementation Program (SMIP), Telefónica is responsible for providing part of these meters.
Why is it important?
The project will provide consumers with real-time information on their energy consumption to help them to control and manage their energy use, save money and reduce their carbon emissions.
Objectives
The goal of the British government is to implement approximately 53 million smart meters of electricity and gas in homes and non-domestic locations by 2020. The net economic benefit expected for the country with the implementation of this project is 6.2 billion pounds until 2030.

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2018 Consolidated Financial Statements

What have we achieved?
Telefonica is currently managing meters in the most populated regions of the UK, representing 22 million buildings and 40 million meters.

FLEET MANAGEMENT
What is it?
Telemetry fleet of vehicles and management through our IoT platform, provides instant information to drivers allowing to improve their driving and route planning.
Why is it important?
This leads to several efficiencies: it reduces fuel consumption, optimizes the routes and therefore the kilometers traveled and the times of delivery. The impact for example in logistics companies is double, reducing their operating costs and their environmental impact as they produce less CO2 emissions.
Objectives
Telefónica expects to double its installed mobility park in the next 3 years.
What have we achieved?
In 2018 we offer our Fleet and Workforce Management services in 12 countries, managing more than 207 thousand vehicles, allowing our customers to save about 90 million liters of fuel. In addition, we provide the connectivity for another 320 thousand vehicles.
These services, in addition to reducing the operational costs of our customers, have prevented the emission into the atmosphere of 250 thousand tons of carbon, equivalent to the carbon absorbed by 4 million trees.

Telefónica, S.A. 147

2018 Consolidated Financial Statements

2.8. FLAGSHIP CASE STUDY: Blockchain in the supply chain
What is it...
This project is part of Telefónica’s strategy to transform its supply chain from a cost centre to a business differentiator, based on four main concepts:

•	Omni-channel logistics services to shorten delivery times, broadening the options and enhancing the customer experience.

•	Promote the circular economy, optimising the recovery capabilities of mobile and customer-premises equipment.

•
Apply Blockchain and other technologies to one of our 3 supply chains -customer-premises equipment- gaining visibility in real-time and traceability extended to our Tier I and Tier II manufacturers (components) and field technicians.

As regards the third concept, through our transformation programme, using blockchain coupled with the IoT and other technologies, we are achieving unprecedented levels of visibility and traceability throughout the customer-premises equipment (CPE) supply chain in Brazil, the largest market.

•	Millions of seriated devices in Brazil each year.

•	Tens of contractors and thousands of fieldwork technicians.

Why it is important...
Home-premises equipment (STBs, routers, etc.) are an essential part of the connectivity services we offer. Specifically, this initiative represents:
1. A new relationship model with our Tier I (device manufacturers) and Tier II manufacturers (component manufacturers), building relationships of trust and making the business more flexible by:

•	Improving provisioning time flexibility.

•	Possibility of load balancing at source between operations.
2. Greater control of material and operating efficiency (logistics and field):

•	Real-time stock control in every layer of the supply chain; from the component manufacturer to the customer.

•	Increase stock management efficiency, in the field and warehouse.

•	Reduce safety stock throughout the supply chain.

•	Improve effectiveness in the field by reducing NFF (No Fault Found) rates.
3. Promote a sustainable supply chain:

•	Maximum reuse of CPE, extending their life cycle and increasing collection efficiency.

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2018 Consolidated Financial Statements

•	Possibility to block any item at any point of the supply chain if quality or compliance problems are detected (corporate social responsibility policies).

•	Reduce logistics efforts - impact on carbon footprint.

Our goals...
In line with our global targets, this transformation project seeks to achieve maximum business and environmental efficiency in provisioning, installation and recovery of customer-premises equipment. To do this we have set the following challenges:

•	Fully roll-out the project in Brazil in 2019, achieving:

◦	Flexibility in provisioning times

◦	Reduce the need for safety stock

◦	Improve recovery efficiency

•	Launch the project in the rest of the group’s operations up to 2021.

•	Extend to the other two Telefónica supply chains (Network Rollout and Retail - mobile devices and accessories).
What we have achieved so far...
The project was launched in Brazil in 2018, starting with the transformation of the provisioning process and signing agreements with our Tier I manufacturers. This has enabled us to increase the flexibility of our provisioning, giving the business the capability necessary to comply with its business plan.
Several actions to improve visibility in the field have also been initiated, which has enabled us to improve our planning capabilities and thereby help rationalise stock.
We are supporting the entire transformation of processes in 2019 with technology (BlockChain) in order to upscale the benefits.

Telefónica, S.A. 149

2018 Consolidated Financial Statements

2.9.	APPENDIX
	2.9.1.	Discover Telefónica's Stakeholders
	2.9.2.	Types of Engagement and Relations with our Stakeholders
	2.9.3.	Structure and scope of consolidation of the non financial information section
	2.9.4.	Principles for the preparation of the non financial information section
	2.9.5.	Commitment to the United Nations Global Compact
	2.9.6.	Sustainable Development Goals
	2.9.7.	Our Commitment with the Human Rights
	2.9.8.	Analysts and rankings
	2.9.9.	GRI and Spanish Law 11/2018, December 28th compliance

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2018 Consolidated Financial Statements

2.9.1. DISCOVER TELEFÓNICA’S STAKEHOLDERS
Telefónica offers people and entities accessible, secure networks and services to express themselves, share, collaborate and enjoy... Based on a common model of relations, we distinguish 7 key stakeholders:

1.	Customers: Customers of all our commercial brands, both the general public and businesses, as well as the organisations that represent customers.

2.	Employees: our own current and former employees, associations and trade unions that represent workers' interests.

3.
Strategic partners and suppliers: Key companies for the development and provision of our services, as well as suppliers and the organisations and associations that represent the interests of the supply chain.

4.	Shareholders, investors and analysts: Investors, analysts and entities that work for the sustainability of enterprise.

5.	Governmental and regulatory bodies: local, national and international organisations.

6.	Opinion leaders, media and communication services: influencers, the press, communication, brand and advertising agencies.

7.
Society (including communities, NGOs, organisations for the promotion of sustainability, business and consultancy associations): communities involved at local, national and regional level, as well as special groups, non-governmental organisations, companies, thinktanks, business schools and universities.

Telefónica, S.A. 151

2018 Consolidated Financial Statements

2.9.2. TYPES OF ENGAGEMENT AND RELATIONS WITH OUR STAKEHOLDERS

TYPE	DESCRIPTION	AIM - MEDIUM	DEMONSTRATES
Inform and announce
Mainly one-way communication from the Company to
stakeholders about practices or new developments by which they may be affected.
Sharing information can influence the parties involved,
creating trust and demonstrating transparency and a willingness to engage.
		To keep them regularly informed on time: newsletters, letters, information bulletins, reports, presentations, talks, videos, interviews, open days…	Transparency
Consult
Telefónica asks stakeholders their opinions to identify trends, evaluate impacts, ascertain risks and take decisions.
The main information flow is one-way, but has often led to more in-depth conversations.
		To measure and assess: surveys, focus groups, evaluations, public hearings, workshops, discussion forums, direct lines.	Transparency and listening: taking on board stakeholders’ comments and points of view.
Participation and dialogue	A two-way and/or multi-party conversation in which the stakeholders play a more important role in decision-making. The conclusions are implemented and/or referred up through the Company's hierarchy.	In-depth debate: Consultancy Board, established work groups, interviews, research and analysis.	Transparency Listening Collaboration Debate on a common goal.
Collaboration	Collaboration between two or more parties in an area of mutual interest. The company and its stakeholders achieve synergies and reduce risks by combining resources and areas of specialisation.	Active collaboration: Establishment of joint committees, joint ventures with stakeholders, alliances, collective bargaining	Transparency Listening Commitment Positive relations based on a common goal.
involve and empower	Stakeholders have a formal channel to influence the Group’s corporate governance and decision-making processes.	To share responsibilities: representation of stakeholders on the Board of Directors, specific channel to report the non-fulfillment of policies, the existence of warranties.	Effective engagement: sharing goals and responsibilities.

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2018 Consolidated Financial Statements

2.9.3. STRUCTURE AND SCOPE OF CONSOLIDATION OF THE NON FINANCIAL INFORMATION SECTION

THE ORIGIN OF INFORMATION COMPRISING NON-FINANCIAL INFORMATION

Corporate Governance and shareholders
This comes from the same sources that draw up the information included in the 2018 Annual Corporate Governance Report, a full version of which is included in the Management Report.

Economic and financial information
This comes from the same sources that draw up the information included in the Annual Accounts Report, audited by PwC, a full version of which is included in the Report.

Innovation
This is consolidated through the corporate areas of Innovation in R&D and open innovation. The source data in these chapters come from the purchasing systems and are consolidated without proportionality criteria.

Customers
This comes from the management control systems of Telefónica S.A. and from operations in the countries. The number of the Company's total accesses does not have to coincide with their partial sum, country by country, since, the Corporate Management Control area uses homogenisation criteria to standardise certain access accounting criteria.

Employees
The figure comes from Corporate Human Resources management systems and local management areas. This Report uses the concept of person rather than employee. In cases where consolidated information is given, the number of persons is used as a factor of proportionality. The corresponding section includes the entire economic perimeter of the Telefónica Group, except for the chapter on Health, Safety and Wellbeing at Work, in which the rates reported correspond only to the Group's telecommunications businesses. This is so that they can be more easily compared with other companies in the sector, since specific sector circumstances and legislation are considered in their preparation (e.g. classification of occupational diseases). These account for 92.41% of the total number of employees.

Environment and climate change
The information comes from online questionnaires and other IT media from the Environment and Global Operations areas and each country. Environmental and energy data are consolidated by simple sum and, in the case of climate change, they are calculated by multiplying the business data by the emission factor, then added by simple sum. The sources of the emission factors are of recognised prestige (GHG Protocol, DEFRA, Ministries, etc.) and have been validated by an independent third party (AENOR).

Suppliers
This comes from the system for awarding contracts through the purchasing areas. The information is consolidated without applying any criteria as a factor of proportionality and it is shown according to country. The chapter dedicated to this information covers the entire economic perimeter of the Telefónica Group. It is important to highlight the difference between the purchasing data in the consolidated accounts of the financial statements (on an accrual basis and within the Telefónica Group's accounting consolidation perimeter) and the award criteria used in different sections of this Report, which refer to purchases approved in the period, regardless of their criteria for accounting and accrual as an expense.

Digital inclusion
This information comes from the systems of the local country operators and from Fundación Telefónica.

Social welfare
The information processed comes from the information systems of Fundación Telefónica and ATAM. This information will be subsequently verified and published on the websites of said organizations.

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2018 Consolidated Financial Statements

Other information

The complete list of all the companies that make up the Telefónica Group is published in Annex VI: ‘Main companies of the Telefónica Group’ of the Consolidated Financial Statements Report that accompanies this Report.

All the information in this Report is given in euros unless stated otherwise. The exchange rates applied correspond to those used in all the financial statements published by the Company (balance sheet, consolidated and individual income statements) to enable an integral relationship between financial and non-financial variables.

2.9.4. PRINCIPLES FOR THE PREPARATION OF THE NON FINANCIAL INFORMATION SECTION
This statement of non-financial information forms part of Telefónica's Management Report 2018 and includes the progress made at the Company during the year in economic, social and environmental matters and across its value chain, together with its strategic, development and market positioning so that readers can better understand the sustainability of our business model and its materiality, its capacity to generate value in terms of capital and the interaction with stakeholders.

This report has been evaluated and approved by the Board of Directors as part of Telefónica's Management Report 2018.

Telefónica provides all its stakeholders with all its public information in order to provide reliable, material, concise and comparable information on the Company's performance, its business model, its value levers and its strategies for the coming years. All this information is accessible in different formats:

Non-financial and sustainability information: prepared in accordance with the recommendations of the IIRC (International Integrated Reporting Council) and under the general principles of the Global Reporting Initiative option of Full Conformity to GRI Standards. It responds to Law 11/2018 of 28 December, which amends the Commercial Code, the revised text of the Corporations Act approved by Royal Legislative Decree 1/2010 of 2 July and Law 22/2015 of 20 July on Accounts Auditing and non-financial information and diversity. Both compliance with the law and the GRI option have subsequently been subject to external verification by PwC.

Annual Accounts Report: prepared in accordance with international financial reporting standards and audited externally by PwC.

Corporate Governance Report: this forms part of the Management Report and is prepared according to the model of the Spanish National Securities Market Commission.

Report on Directors' Remuneration: prepared according to the model of the Spanish National Securities Market Commission.

The following is a description of how we have applied the reporting standards, together with a list of those that determine content and quality, to ensure a balanced and reasonable presentation of the organization's performance. This entire process has taken into account Telefónica's experience and purpose and its usefulness for its stakeholders.
The review by PwC has also been made under the principles defined by the AA1000AS Standard with values that seek to "guarantee the quality of the organization's Sustainability Report and that of the processes, systems and competencies that stand as the basis for application by the entire organization". Both the principles dictated

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by the Global Reporting Initiative (GRI) and those defined by the AA1000AS standard are the most tried-and-tested and widely used standards for sustainability and corporate social responsibility reports.

The point of contact for matters related to this report is the Global Corporate Ethics and Responsible Business Department.

In this document, Telefónica provides information about its commitment to the following International Regulations:

•	United Nations Universal Declaration of Human Rights.

•	United Nations Sustainable Development Goals (UNSD).

•	Covenant on Civil and Political Rights.

•	Covenant on Economic, Social and Cultural Rights.

•	Convention on the Rights of the Child.

•	Convention on the Rights of Persons with Disabilities.

•	Conventions of the International Labour Organization.

•	Basel Convention (hazardous waste).

•	Sabarnes Oxley Law (USA).

•	ISO standard.

•	International Guidelines (ICNIRP).

•	Montreal Protocol.

Information is also given in reference to the voluntary standards to which Telefónica has subscribed:

•	United Nations Global Compact.

•	GRI Standards.

•	OECD Guidelines for Multinational Enterprises.

•	Conthe Code.

•	Task Force on Climate-Related Financial Disclosures (TCFD).

•	UN Principle of Responsible Investment (UNPRI).

•	Global Network Initiative (GNI).

•	Due Diligence Guide for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas.

•	GHG Protocol.

•	Code of Good Advertising Practices, Self-control.

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Principles for the preparation of the Report and defining content

Inclusion of stakeholders
The chapter on 'Interaction with our stakeholders' identifies these groups and explains how, within reason, Telefónica has responded to their expectations and interests.

Context of sustainability
Telefónica contributes to the progress of the communities in which it operates and their social and environmental sustainability throughout its value chain and at local, regional, national and international levels: from working with our suppliers to respect for consumers' rights, including the marketing of sustainable products and services.

Materiality
This addresses issues that reflect the Company's significant economic, environmental and social effects and substantially influence our stakeholders' assessments and decisions. Accordingly, a dual materiality analysis has been formed at corporate, local and regional level: importance for our stakeholders and impact on communities.

Completeness
We indicate the material aspects and their coverage, scope and time to show their significant economic, environmental and social effects. This makes it possible for stakeholders to examine Telefónica's performance in the period under analysis.

Impact
We show the Company's impacts on society and the environment of the communities in which we operate.

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2.9.5. COMMITMENT TO THE UNITED NATIONS GLOBAL COMPACT

		Principles	Section
Human rights	Principle 1	Businesses should support and respect the protection of internationally proclaimed Human Rights	2.6.3. A management framework for business sustainability: Respect for human rights
	Principle 2	Businesses should make sure that they are not complicit in Human Rights abuses.	2.6.3. A management framework for business sustainability: Respect for human rights
Labour	Principle 3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining	2.4.3. Our team sets us apart
	Principle 4	Businesses should support the elimination of all forms of forced and compulsory labour.	2.6.3. A management framework for business sustainability: Respect for human rights
	Principle 5	Businesses should support the eradication of child labour.	2.6.3. A management framework for business sustainability: Respect for human rights
	Principio 6	Businesses should support the elimination of discrimination in respect of employment and occupation	2.4.3. Our team sets us apart
Environment	Principle 7	Businesses should support a precautionary approach to environmental challenges	2.2. Digitalization and the environment
	Principle 8	Businesses should undertake initiatives to promote greater environmental responsibility	2.2. Digitalization and the environment
	Principle 9	Businesses should encourage the development and diffusion of environment friendly technologies.	2.2. Digitalization and the environment
Anti-corruption	Principle 10	Businesses should work against corruption in all its forms, including extortion and bribery	2.6.3. A management framework for business sustainability: Ethical pillars

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2.9.6. SUSTAINABLE DEVELOPMENT GOALS

SDG 9
UN Target	KPI	2018
9.1
	Investment Telefónica Group (millions euro)	8,119
	Fixed broadband penetration (broadband / fixed line)	61.9%
	Smartphone penetration	67.5%
9.5
	R + D Investment (Millions €)	947
	Total patents granted*	601
9.c
	Universal Service investment (Millions €)	246
	4G/LTE mobile coverage	75%
	FTTX/Cable	82,7M cabled property units
	*22 new registered patents 2018

SDG 4
UN Target	KPI	2018
4.1
	Children benefited from Profuturo's programs	>8,000,000
	Countries of performance of the Profuturo program	28
4.2.
	Students enrolled in MOOCs	5,690,000
4.4.
	People trained in employability*	505,168
4.C.
	Profuturo professors (estimated)	300,000
	Training programmes for ScolarTIC	706,624
* People participating in face-to-face training (89,143) + Persons benefiting from the training of educators (10,764) + Beneficiaries digital employability programs (405,261)
The information of this table is in the process of external verification.

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SDG 5
UN Targets	KPI	2018
5.1
	Total average women/men salary difference (Without differentiating antiquity)	21.4%
5.2
	Cases of discrimination detected/measures taken	1
5.5
	Women on the Board of Directors	17.6%
	Women in management	23.3%
	Women on the payroll	37.7%

SDG 8
UN Target	KPI	2018
8.2
	Employee training hours	3,401
	% of trained employees	95%
8.3
	Total tax contribution (million euro)	10,118
	Taxes paid per 100 euros revenue (€)	20,8
	Purchases from local providers	81.4%
8.5
	Impact of direct employment (employees)	120,138
	Impact of indirect employment (employees)	805,129
	Audits of providers	19,113
	Providers with improvement plans	811
8.8
	Incident rate (Total number of accidents / total hours worked) x 200.000)	0.96

SDG 11
UN Target	KPI	2018
11.5
	Innovation projects in resilience and management of natural disasters(1)	7
	Service responses to disasters (2)	2
11.6
	Emissions avoided through EcoSmart services(tCO2)	>1,400,000
(1) Traffic Drones / Producing Right / Big Data 4Social Good (epidemics, disaster preparedness) / Fenix / Firefighting Drones / Pigram
(2) Volcán Guatemala (Jun. 18) and floods Málaga (Oct.18)

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SDG 12
UN Target	KPI	2018
12.2
	Electrical consumption (MWh)	6,668,880.90
	Total energy consumption (MWh)	7,136,772.26
	Waste generation (t)	26,295
12.5
	Recicled waste (%)	97%

SDG 13
UN Target	KPI	2018
13.2
	Direct emissions (Scope 1) (tCO2)	261,363.51
	Indirect emissions (market-based approach (Scope 2) (tCO2)	957,459.5
	Indirect emissions (location approach (Scope 2) (tCO2)	1,870,204

SDG 7
UN Target	KPI	2018
7.2
	Consumption of renewable energy	58%
7.3
	Emissions avoided through renewable energy (tCO2e)	987,447.4

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2.9.7. OUR COMMITMENT WITH THE HUMAN RIGHTS
Respect for Human Rights is one of the pillars of our Principles of Responsible Business and is reflected in our explicit commitment published in 2013 in accordance with the Guiding Principles of Human Rights and Businesses of the United Nations.
Our approach is based on five basic components that cover our sphere of influence: our people, our technology, our suppliers, our role in communities and our role for change through participation and partnership with our interest groups.

Priority issues for Telefónica in human rights

<table>
<tr>
<td>Direct action</td>
<td>Network Deployment
■ Property
■ Health and Safety
■ Environment
■ Information
■ Indigenous population</td>
<td>Terms of goods/ services
■ Equality and non-discrimination
■ Freedom of opinion and expression
■ Responsible communication
■ Privacy
■ Health and Safety
■ Vulnerable groups
■ Intellectual and industrial property and copyright</td>
<td>New technologies, and developments related to Artificial Intelligence
■ Privacy
■ Security
■ Equality and non-discrimination
■ Other rights that may be affected</td>
<td colspan="2">Working conditions
■ Equality and non-discrimination
■ Health and Safety
■ Equal and decent working conditions
■ Freedom of association, social dialogue and trade union rights
■ Forced labour and other modern forms of slavery
■ Child labour and the protection of young people at work</td>
</tr>
<tr>
<td>Indirect action</td>
<td colspan="2">Supply Chain
■ Labour rights
■ Equality and non-discrimination
■ Rights associated with minerals from conflict zones</td>
<td colspan="3">Mergers and acquisitions and strategic alliances</td>
</tr>
<tr>
<td>Contributes to</td>
<td>Environmental impact</td>
<td>Anti-competitive practices</td>
<td>Financial responsibility</td>
<td>Digital divide</td>
<td>Corruption and bribery</td>
</tr>
</table>

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9.2.8. ESG ANALYSTS AND RANKINGS

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9.2.9. GRI AND SPANISH LAW 11/ 2018, December 28th COMPLIANCE

Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Business model	Description of the business model, environment, organisation and structure	102-1	Name of the organisation	Direct answer: Telefónica S.A.
		102-2	Activities, brands, products and services	1.1.4 Our brands
	Markets in which it operates	102-3	Location of headquarters	Direct answer: Madrid, Spain
		102-4	Location of operations	1.1.3 Advancing towards a more sustainable world/we contribute to developing the communities in which we operate
		102-5	Ownership and legal form	1.1. Telefónica at a glance
		102-6	Markets served	1.1. Telefónica at a glance
		102-7	Scale of the organisation	1.1. Telefónica at a glance
	Objectives and strategies	102-14	Statement from senior decision-makers	2.6.2 Ethics, corruption and bribery / 2.6.2.3 Internal regulations
	Main factors and trends which could affect its future evolution.	102-15	Key impacts, risks and opportunities	1.2 A context of change
Policies and their results	A description of the policies which the group applies with regard to those issues, which will include: 1.) the due diligence procedures applied for the identification, evaluation, prevention and mitigation of risks and significant impacts 2.) the verification and control procedures, including which measures have been adopted.	103	Management Approach of each area

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Main non financial risks
The main risks associated with these matters in relation to the group's activities, including, where relevant and proportionate, its commercial relations, products or services which could have negative effects in those areas, and
  * how the group manages those risks,
  * explaining the procedures used to detect them and evaluate them in accordance with the national, European and international reference frameworks for each issue.
  * It must include information about the impacts which have been identified, giving a breakdown of them, in particular the main risks in the short, medium and long term.
		102-15	Key impacts, risks and opportunities	2.4.2.2. The challenge of attracting and developing talent/e) Attracting the best talent: the only way to ensure the future 4. Risks
		413-1	Operations with local community engagement, impact assessments, and development programmes	1.1 Telefónica at a glance / 1.1.3 Advancing towards a more sustainable world / we contribute to developing the communities in which we operate
		407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	2.5 Suppliers, our allies / 2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result
		408-1	Operations and suppliers at significant risk for incidents of child labour	2.5 Suppliers, our allies / 2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result
		409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour	2.5 Suppliers, our allies / 2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Environmental issues	Global environment
	1.) Detailed information about the current and foreseeable effects of the company's activities on the environment and, where applicable, health and safety, the environmental evaluation or certification procedures; 2.) The resources dedicated to the prevention of environmental risks; 3.) The application of the precautionary principle, the quantity of provisions and guarantees for environmental risks. (E.g. deriving from the environmental responsibility law)	103	Management Approach of each area	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change
		102-11	Precautionary principle or approach	/2.2.1.Our strategy and materiality
		308-1	New suppliers that were screened using environmental criteria	2.5 Suppliers, our allies / 2.5.2 We manage risks proactively
		308-2	Negative environmental impacts in the supply chain and actions taken	2.2.3.Circular economy
Pollution
	1.) Measures to prevent, reduce or repair carbon emissions which seriously affect the environment	103	Management Approach to Emissions/Biodiversity	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change
		305-5	Reduction of GHG emissions	2.2.4. Energy and climate change/Energy and climate change goals
	2.) Taking into account any form of specific atmospheric pollution of an activity, including noise and light pollution.	305-6	Emissions of ozone-depleting substances (ODS)	46t
		305-7	Nitrogen oxides (NOX), sulphur oxides (SOX) and other significant air emissions		This indicator is not considered to be relevant as the emissions of this type of pollutants are not a significant part of our activity
Circular economy, prevention and management of waste
	Circular economy	103	Management Approach to Effluents and waste	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change
		301-2	Recycled input materials used	2.2.3. Circular economy/Closing the Cycle: Waste and Non-Waste	This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to manufacturing products
		301-3	Reclaimed products and their packaging materials	2.2.3. Circular economy/Closing the Cycle: Waste and Non-Waste
	Waste: Prevention, recycling and reuse measures, other forms of recovery and elimination of waste;	103	Management Approach to Effluents and waste	/2.2.1.Our strategy and materiality /2.2.2.Environmental management /2.2.3.Circular economy /2.2.4. Energy and climate change

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

306-1	Water discharge by quality and destination.	2.2.3.Circular economy/Our eco-efficiency Direct answer: All water discharge at Telefónica is sanitary and is discharged to the municipal sanitation systems.
306-2	Waste by type and disposal method	2.2.3.Circular economy/Closing the Cycle: Waste and Non-Waste
306-3	Significant spills
Direct answer: In 2018, a spill occurred which was deemed significant. A spill is understood to be significant when subsequent remedial measures are required in the area with a cost exceeding 10,000 euros.
The spill occurred at Pedro Aguirre Cerda N° 8159. Región Metropolitana (Chile), with an approximate volume of 3.5 m3 resulting from the theft of a pipeline handling diesel fuel. The spill did not occur directly on the earth but on asphalt or patio slabs. All the necessary measures to contain, clean and remedy the situation wee implemented to prevent any impact on the land. Preventive measures were also taken to prevent possible future occurrences.

306-4	Transport of hazardous waste	Direct answer: Telefónica does not directly transport, import or export hazardous waste included in the Basel Convention in any of the countries where it operates.
Actions to combat food waste.	103	Management Approach to Effluents and waste	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change	This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to food consumption.
Sustainable use of resources
The consumption of water and the supply of water in accordance with local limitations.	303-1	Extraction of water by sources	2.2.3.Circular economy/Our eco-efficiency Direct answer: Telefónica's water consumption comes from the municipal supply networks in the locations where we operate.
Consumption of raw materials and the measures adopted to improve efficiency in their use.	103	Management Approach to Materials	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

301-1	Materials used by weight or volume
As it is a service company, this indicator does not apply. Consumption of materials does not occur for direct generation of products but for the telecommunications network of the company for the services required by our customers. The processes to reduce consumption of materials and reuse them make our network more efficient also from this perspective. In our administrative activities, the material most used is paper.
At Telefónica, efficient use is encouraged through digitalisation of processes. In the chapter on the environment, more details have been given about managing Telefónica's consumption

301-2	Recycled input materials used	2.2.3.Circular economy/Our eco-efficiency
301-3	Reclaimed products and their packaging materials	2.2.3. Circular economy/Closing the Cycle: Waste and Non-Waste
Direct and indirect consumption of energy, measures taken to improve energy efficiency and the use of renewable energies	103	Management Approach to Energy	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change
	302-1	Energy consumption within the organisation
2.2.4.Energy and climate change/Energy
Direct answer: Energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in self-owned facilities 22,683,803 GJ

	302-2	Energy consumption outside of the organisation
2.2.4.Energy and climate change/Energy
Direct answer: Energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in third-party facilities 3,008,577 GJ

	302-3	Energy intensity	2.2.4. Energy and climate change//Energy Efficiency Plan Direct answer: In the last year, energy intensity was reduced -169.13 GJ/PB

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

302-4	Reduction of energy consumption
 2.2.4.Energy and climate change/ Energy
Direct answer: Energy consumption increased in absolute terms by 1% compared to the previous year, although it dropped by 0.29% compared to 2015 (-73,933 GJ). In addition, last year energy intensity had fallen by 64% since 2015.

	302-5	Reductions in energy requirements of products and services
This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to our customers' energy consumption. The nature of the products and services offered by Telefónica is mostly related to mobile and fixed connectivity, as well as digital and data services.

Climate Change
The important elements of the greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	103	Management Approach to Emissions	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change
	305-1	Direct (Scope 1) GHG emissions	2.2.4.Energy and climate change/CO2 emissions
	305-2	Energy indirect (Scope 2) GHG emissions	2.2.4.Energy and climate change/CO2 emissions
	305-3	Other indirect (Scope 3) GHG emissions	2.2.4.Energy and climate change/CO2 emissions
	305-4	GHG emissions intensity	2.2.4.Energy and climate change/CO2 emissions
	305-5	Reduction of GHG emissions	2.2.4.Energy and climate change/CO2 emissions
The measures adopted in order to adapt to the consequences of climate change	103	Management Approach to Emissions	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change
The reduction targets voluntarily established in the medium and long term to reduce GHG emissions and the measures implemented to that end.	103	Management Approach to Emissions	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change
	305-5	Reduction of GHG emissions	2.2.4. Energy and climate change/Energy and climate change goals
Protection of biodiversity
Measures taken to preserve or restore biodiversity	103	Management Approach to Biodiversity	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

306-5	Water bodies affected by water discharges and/or runoff
2.2.3.Circular economy/Our eco-efficiency
Direct answer: All water discharges at Telefónica are sanitary and are discharged to the municipal sanitation system, therefore no water bodies or related habitats are affected

Impacts caused by the activities or operations in protected areas.	103	Management Approach to Biodiversity	2.2.1.Our strategy and materiality 2.2.2.Environmental management 2.2.3.Circular economy 2.2.4. Energy and climate change

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Social and personnel-related matters	Employment
	Total number and distribution of employees by sex, age, country and professional classification	103	Management Approach to Employment	2.4 Our team sets us apart/ 2.4.1 Context
		102-8	Information on employees and other workers	2.4.6 Main indicators - workforce indicators	The information included in the Report includes only internal employees hired by Telefónica
		202-2	Proportion of senior management hired from the local community	Direct answer: 73.3% of the CEOs and Chairmen are local
		405-1	Diversity of governance bodies and employees	2.4.6 Main indicators - diversity indicators
	Total number and distribution of types of employment contracts	102-8	Information on employees and other workers	2.4.6 Main indicators - workforce indicators	The information included in the Report includes only internal employees hired by Telefónica
	Annual average of permanent contracts, temporary contracts and part-time contracts by sex, age and professional classification	102-8	Information on employees and other workers	2.4.6 Main indicators - workforce indicators	The information included in the Report includes only internal employees hired by Telefónica
		405-1	Diversity of governance bodies and employees	2.4.6 Main indicators - workforce indicators
	Number of dismissals by sex, age, country and professional classification	401-1	New employee hires and employee turnover	2.4.6 Main indicators - social climate indicators
	Average remunerations and their evolution, with a breakdown by sex, age and professional classification or equal value	405-2	Ratio of basic salary and remuneration of women to men	2.4.6 Main indicators - remuneration indicators
	Wage gap, the remuneration of jobs of equal value or the average of the company	103	Employment + Diversity and equality of opportunities	2.4.6 Main indicators - remuneration indicators
		405-2	Ratio of basic salary and remuneration of women to men	2.4.6 Main indicators - remuneration indicators
	The average remuneration of directors and managers, including variable remuneration, allowances, compensation, payments into long-term savings plans and any other payment, with a breakdown by sexes	103	Management Approach to Diversity and Equality - giving average remuneration values of Directors by gender	2.6.1.3 Remunerations and long-term incentives to directors
		102-35	Governance: Remuneration policies	2.4.3.1 How to assess effort: remuneration policy
		102-36	Governance: Processes for determining remuneration	2.4.3.1 How to assess effort: remuneration policy
		102-38	Governance: Annual total compensation ratio		The information relating to this indicator is not published on specific confidentiality grounds.
		102-39	Governance: Percentage increase in annual total compensation ratio		The information relating to this indicator is not published on specific confidentiality grounds.
		202-1	Ratios of standard entry level wage by gender compared to local minimum wage	2.4.6 Main indicators - remuneration indicators
	Implementation of end of employment police	103	Management Approach to Employment	2.3.1.5. Disconnect to Reconnect
	Employees with disabilities	405-1	Diversity of governance bodies and employees	2.4.2.1 Diversity and inclusion / b) The challenge of equality 2.4.6 Main indicators - diversity indicators

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Organisation of work
Organisation of working time	103	Management Approach to Employment	2.4.3.4 Work-life balance
Number of hours of absenteeism	403-2	Types of accidents and rates of frequency of accidents, occupational diseases, days lost, absenteeism and number of deaths per accident at work or occupational disease	2.4.6 Main indicators - workplace health and safety indicators	The information included in the Report includes only internal employees hired by Telefónica
Measures aimed at facilitating the life-work balance and promoting the co-responsibility of both parents	103	Management Approach to Employment	2.4.3.4 Work-life balance
Health and safety
Health and safety conditions at work	103	Management Approach to Health and safety conditions at work	2.3.1 Health and safety at work
	403-1	Worker representation on formal worker-company health and safety committees	2.3.1.2 Representativeness and worker participation
Types of accidents and rates of frequency of accidents, occupational diseases, days lost, absenteeism and number of deaths per accident at work or occupational disease	403-2	Types of accidents and rates of frequency of accidents, occupational diseases, days lost, absenteeism and number of deaths per accident at work or occupational disease	2.4.7 Main indicators - workplace health and safety indicators
	403-3	Workers with a high incidence or high risk of diseases related to their activities	2.4.4.1 Prevention of work-related incidents and occupational illnesses
Social relations
Organisation of social dialogue, including procedures to inform and consult employees and negotiate with them	103	Management Approach to Worker-Company Relations	2.4.3.3 Social dialogue as a bridge between workers and businesses
	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers
Percentage of employees covered by collective bargaining agreements, by countries	102-41	Collective bargaining agreements	2.4.3.3 Social dialogue as a bridge between workers and businesses
The outcome of collective agreements, particularly in the sphere of occupational health and safety	403-4	Worker participation, consultation, and communication on occupational health and safety	2.4.3.3 Social dialogue as a bridge between workers and businesses

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Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Training
The policies implemented in the field of training	103	Management Approach to Training and Education	2.4.2.2 The challenge of attracting and developing talent/ a) training policies
	404-2	Programmes for upgrading employee skills and transition assistance programmes	2.4.2.2 The challenge of attracting and developing talent/ d) The key to success: on-going learning
Currently, the Report does not report information on the transition assistance programs for the final management of professional careers due to retirement or dismissal. However, related information is presented in this Report with the different training programs that Telefónica offers its employees

	404-3	Percentage of employees receiving regular performance and career development reviews	2.4.3.1 How to assess effort: remuneration policy	Currently, Telefónica's information systems do not break down information about evaluations of performance by sex or labor category. We are adapting the systems to be able to provide this information
The total number of hours of training by professional categories	404-1	Average hours of training per year per employee	2.4.6 Main indicators - training indicators
Universal accessibility of people with disabilities	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination	2.4.2.1 Diversity and inclusion / b) The challenge of equality
Equality
Measures adopted to promote equality of treatment and opportunities of men and women	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination	2.4.2.1 Diversity and inclusion / b) The challenge of equality

Equality Plans (Chapter III of Organic Law 3/2007, of 22 March, for the effective equality of women and men), measures adopted to promote employment, protocols against sexual harassment and gender-related harassment, the integration and universal accessibility of people with disabilities
		Management Approach to Diversity, Equality of Opportunities and Non-Discrimination	2.4.2.1 Diversity and inclusion / b) The challenge of equality
The policy against all types of discrimination and, where appropriate, the management of diversity		Management Approach to Diversity, Equality of Opportunities and Non-Discrimination	2.4.2.1 Diversity and inclusion / b) The challenge of equality

Telefónica, S.A. 172

2018 Consolidated Financial Statements

Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Human Rights	Prevention of the risks of violation of human rights and, where applicable, measures to mitigate, manage and repair possible abuses committed	103	Management Approach to the Evaluation of Human Rights + Freedom of Association and Collective Bargaining + Child Labour + Forced or Compulsory Labour	2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers
		102-16	Values, principles, standards, and norms of behaviour	2.6.2.1 Values, principles and standards of behaviour
		102-17	Mechanisms for advice and concerns about ethics	2.6.2.4 Our responsible business culture / b) Compliance
		412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	2.6.3.2 Our due diligence in human rights
		412-2	Employee training on human rights policies or procedures	2.6.3 Respect for human rights / 2.6.3.2 Our due diligence in human rights	Telefónica currently reports the percentage and number of employees trained in the course of Principles of Responsible Business. It is expected to report the number of training hours in future years
		410-1	Security personnel trained in human rights policies or procedures		Direct answer: physical security has not emerged as a priority issue in the impact assessment analysis at Telefónica
		412-1	Operations that have been subject to human rights reviews or impact assessments	2.6.3.2 Our due diligence in human rights
	Reports of cases of violation of human right	406-1	Incidents of discrimination and corrective actions taken	2.6.3 Respect to Human Rights.
	Promotion and fulfilment of the provisions of the fundamental conventions of the International Labour Organization related to respect for freedom of association and the right to collective bargaining	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	2.4.3.3 social dialogue as a bridge between employees and company
	The elimination of discrimination in employment and occupation	103	Management Approach to Non-Discrimination	2.6.2.1 Values, principles and standards of behaviour
		406-1	Incidents of discrimination and corrective actions taken	2.6.2.4 Our responsible business culture / c) Complaint and remedy mechanisms.

Telefónica, S.A. 173

2018 Consolidated Financial Statements

Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

The elimination of discrimination in employment and occupation	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour	2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers
The effective abolition of child labour.	408-1	Operations and suppliers at significant risk for incidents of child labour	2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers
Corruption and bribery	Measures adopted to prevent corruption and bribery	103	Management Approach to Anti-Corruption	2.6.2.1 Values, principles and standards of behaviour
		102-16	Values, principles, standards, and norms of behaviour	2.6.2.1 Values, principles and standards of behaviour
		102-17	Mechanisms for advice and concerns about ethics	2.6.2.4 Our responsible business culture / c) Complaint and remedy
		205-1	Operations assessed for risks related to corruption	2.6.2.4 Our responsible business culture / d) Internal control
		205-2	Communication and training about anti-corruption policies and procedures	2.6.2.4 Our responsible business culture / b) Compliance
		205-3	Confirmed incidents of corruption and actions taken	2.6.2.1 Values, principles and standards of behaviour
	Measures to combat money laundering	205-2	Communication and training about anti-corruption policies and procedures	2.6.2.4 Our responsible business culture / b) Training
	Contributions to foundations and non-profit organizations.	413-1	Operations with local community engagement, impact assessments, and development programmes	2.3.1.8 Electromagnetic fields c) we dialogue with Communities

Telefónica, S.A. 174

2018 Consolidated Financial Statements

Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Society	Commitments of the company to sustainable development
	The impact of the company's activity on local employment and development	103	Management Approach to Local Communities + indirect economic impacts	1.4.1 Contribution to progress
		203-1	Infrastructure investments and services supported	1.1.3 Advancing towards a more sustainable world / we contribute to developing the communities in which we operate
		203-2	Significant indirect economic impacts	1.4.2 Impact on GDP 1.4.3 Impact on employment
		413-1	Operations with local community engagement, impact assessments, and development programmes	2.3.1.8 Electromagnetic fields c) we dialogue with Communities
	The impact of the company's activity on the local populations and the territory	103	Management approach to local communities engagement	2.3.1.8 Electromagnetic fields
		203-1	Infrastructure investments and services supported	1.1.3 Advancing towards a more sustainable world / we contribute to developing the communities in which we operate
		203-2	Significant indirect economic impacts	1.4.2 Impact on GDP 1.4.3 Impact on employment
	The relationships maintained with agents of the local communities and the forms of dialogue with them	102-43	Approach to stakeholder engagement	1.7 Our relations with stakeholders
		103	Management approach to local communities engagement	2.2.6.3 We dialogue with the communities
	Association or sponsorship action	102-12	External initiatives	2.9.4 Principles for preparing the non-financial information statement /voluntary standards
		102-13	Membership of associations	2.3.3 Collaborations with other associations
Subcontracting and suppliers

* The inclusion in the procurements policy of social, gender equality and environmental issues;
* Consideration in relations with suppliers and subcontractors of their social and environmental responsibility
		102-9	Supply chain	2.5.1 A sustainable purchasing model
		102-10	Significant changes to the organization and its supply chain	2.9.3 Structure and perimeter of the section on non-financial information
		103	Supplier environmental assessment + Supplier social assessment + acquisition practices	2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result

Telefónica, S.A. 175

2018 Consolidated Financial Statements

Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

308-1	Supplier environmental assessment	2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result
204-1	Proportion of spending on local suppliers	1.1.3 Advancing towards a more sustainable world / we contribute to developing the communities in which we operate
414-1	Supplier social assessment	2.5.2 Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result
Supervision and audit systems and their results	103	Management approach to acquisition practices	2.5.1 A sustainable purchasing model
	414-1	New suppliers that were screened using social criteria	2.5.2 Proactive risk management / Step 1 Minimum standards to be fulfilled
	414-2	Negative social impacts in the supply chain and actions taken	2.5.2 Proactive risk management / Step 1 Minimum standards to be fulfilled
Consumers
Measures for the health and safety of consumers	103	Management Approach to Health and Safety of customers + Marketing and labelling + Customer privacy	2.1.1 Strategy: creating trust 2.3.1.8 Electromagnetic fields a) we comply with the recognised international limits
	416-1	Assessment of the health and safety impacts of product and service categories	2.3.6.1 We comply with the recognised international limits 2.3.1.8 Electromagnetic fields a) we comply with the recognised international limits 2.3.1.6 Our products and services are safe
Complaint systems, complaints received and their resolution	103	Management Approach to Health and Safety of customers + Marketing and labelling + Customer privacy	2.3.1.8 Electromagnetic fields a) we comply with the recognised international limits 1.6.5.2. complains system and customer defense service
	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	2.2.6 Electromagnetic fields / 2.2.6.1 We comply with the recognised international limits
	418-1	Substantiated complaints regarding concerning breaches of customer privacy and losses of customer data	2.1 A safe digital environment for our customers/ 2.1.1 Strategy: creating trust
Tax information

Telefónica, S.A. 176

2018 Consolidated Financial Statements

Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Profit obtained country by country Taxes on profits paid	103	Management Approach to economic performance + quantitative data of taxes and profits	1.4 Our impact on communities and tax information / 1.4.5 Contribution to local tax revenue / taxes in 2018
Public subsidies received	201-4	Financial assistance received from government	1.4 Our impact on communities and tax information / 1.4.5 Contribution to local tax revenue / taxes in 2018

Telefónica, S.A. 177

2018 Consolidated Financial Statements

Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

Other general contents	Other general contents	102-18	Governance structure	2.6.1.1 Main aspects of Corporate Governance
		102-19	Delegating authority	2.6.1 Main aspects of Corporate Governance
		102-20	Executive-level responsibility for economic, environmental, and social issues	2.6.2.2 Governance and responsible business management
		102-21	Consulting stakeholders on economic, environmental, and social issues	1.7 Our relations with stakeholders / table
		102-22	Composition of the highest governance body and its committees	2.6.1.1 Main aspects of Corporate Governance
		102-23	Chair of the highest governance body	Direct answer: José María Álvarez Pallete
		102-24	Nominating and selecting the highest governance body	5 Annual Corporate Governance Report / C 1.16
		102-25	Conflicts of interest	5 Annual Corporate Governance Report / D 6
		102-26	Role of highest governance body in setting purpose, values, and strategy	2.6.2 Ethics, corruption and bribery/ 2.6.2.2 Governance and responsible business management
		102-27	Collective knowledge of highest governance body	2.6.2 Ethics, corruption and bribery/ 2.6.2.2 Governance and responsible business management
		102-28	Evaluating the highest governance body’s performance	5 Annual Corporate Governance Report / C 1.17
		102-29	Identifying and managing economic, environmental, and social impacts	2.6.2 Ethics, corruption and bribery/ 2.6.2.2 Governance and responsible business management
		102-30	Effectiveness of risk management processes	2.6.2.2 Governance and responsible business management
		102-31	Review of economic, environmental, and social issues	2.6.2.2 Governance and responsible business management
		102-32	Highest governance body’s role in sustainability reporting	2.9 Appendix / 2.9.4 Principles for preparing the non-financial information statement
		102-33	Communicating critical concerns to the highest governance body	2.6.2.1 Values, principles and standards of behaviour
		102-34	Nature and total number of critical concerns	1.7.1 Central Responsible Business Panel / a, b, c

Telefónica, S.A. 178

2018 Consolidated Financial Statements

Areas	Contents	Reporting criteria	Optional GRI description	Reference/Location	GRI omissions

102-37	Stakeholders’ involvement in remuneration	5 Annual Corporate Governance Report / G Degree of compliance with corporate governance recommendations / 48
102-40	List of stakeholder groups	2.9 Appendices / 2.9.1 Telefónica's stakeholders
102-42	Identifying and selecting stakeholders	1.6.1.5 Customer satisfaction indicators 2.9.1 Telefónica's stakeholders
102-43 102-44	Approach to stakeholder engagement / Key topics and concerns raised	2.9 Appendices / 2.9.2 Types of engagement and relations with our stakeholders
102-44	Key topics and concerns raised	1.7 Our relations with stakeholders / 1.7.1 Central Responsible Business Panel / a, b, c
102-45	Entities included in the consolidated financial statements	2.9.3 Structure and consolidation perimeter of non-financial information
102-46	Defining report content and topic Boundaries	2.9.4 Principles for preparing the non-financial information statement
102-47	List of material topics	1.8 Material aspects of our business
102-48	Restatements of information	2.9.3 Structure and consolidation perimeter of non-financial information
102-49	Changes in reporting	2.9.3 Structure and consolidation perimeter of non-financial information
102-50	Reporting period	Direct answer: the year 2018
102-51	Date of most recent report	Direct answer: April 2018
102-52	Reporting cycle	Direct answer: annual
102-53	Contact point for questions regarding the report	Direct answer: Global Corporate Ethics and Responsible Business Department at Telefónica
102-55	GRI content index	2.9.9 GRI and Law 11/2018 compliance tables
102-56	External assurance	Direct answer: external verification by PricewaterhouseCoopers Auditores, S.L.

Telefónica, S.A. 179

CHAPTER 3
BUSINESS OVERVIEW
3.1. 2018 Highlights
3.2. 2018/2017 Consolidated results
3.3. 2018/2017 Segment results
3.4. 2017 Highlights
3.5. 2017/2016 Consolidated results
3.6. 2017/2016 Segment results

2018 Consolidated Financial Statements

3.1. 2018 Highlights
2018 was characterized by positive growth in OIBDA Margin and operating cash flow (OIBDA-CapEx excluding acquisitions of spectrum), up by 0.9 percentage points and by 3.6% respectively year-on-year in reported terms. Furthermore, the Company continued its transformation process with 50.5 million premises passed ready to use FTTx. Additionally, the LTE coverage reached 76.0% as of December 31, 2018 (+3.6 percentage points year-on-year). The capex over revenues ratio reached 16.7%. The Company closed the year with a total of 356.2 million accesses (down 0.5% year-on-year), mainly as a result of the decrease in prepay and fixed voice. In line with our strategic focus to grow in high-value customers, post-pay customers grew by 6.8% year-on-year, reaching 123.8 million customers, while UBB customers reached 13.2 million customers at December 31, 2018, representing a 20.5% increase year-on-year.
In 2018, revenues totaled 48,693 million euros, down 6.4% compared to 2017 in reported terms (+2.4% in organic terms). OIBDA totaled 15,571 million euros in 2018, down 3.8% in reported terms as compared to 2017. In organic terms, OIBDA was up 3.5%, mainly due to the positive evolution in Telefónica Brazil, Telefónica United Kingdom and Telefónica Hispam Sur, which offset the lower OIBDA in Telefónica Spain, Telefónica Hispam Norte and Telefónica Germany. In 2018, operating income was 6,522 million euros, down by 4.0% as compared to 2017 in reported terms (+6.3% in organic terms), which included depreciation and amortization of 9,049 million euros, down by 3.7% as compared to 2017 in reported terms. See “Adjustments made to calculate organic variations” for an explanation on how organic variations are calculated.
Telefónica’s total accesses reached 356.2 million as of December 31, 2018, decreasing by 0.5% year-on-year, mainly as a result of the reduction of the prepay base in Telefónica Brazil (-14.2% year-on-year) and Telefónica Hispam Sur (-7.5% year-on-year) due to the strong market competition and, to a lesser extent, in Telefónica Germany (-6.1% year-on-year), as a result of the adoption of the requirement that identification be provided by customers for pre-paid SIM cards since July 2017. During 2018, the relative weight of high value services continued to increase, as reflected in the sustained growth of post-pay (smartphones and LTE), fiber and Pay TV accesses.
The below table shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2017	2018	%Reported YoY
Fixed telephony accesses (1)	36,898.6	34,941.4	(5.3%)
Internet and data accesses (2)	21,864.6	22,087.5	1.0%
Broadband (3)	21,417.5	21,645.2	1.1%
FTTx/Cable	10,961.6	13,213.1	20.5%
Mobile accesses	271,766.9	270,814.9	(0.4%)
Prepay	155,868.5	147,062.0	(5.6%)
Contract	115,898.4	123,752.9	6.8%
M2M	16,137.2	19,483.0	20.7%
Pay TV	8,467.7	8,875.4	4.8%
Final Clients Accesses	338,997.9	336,719.3	(0.7%)
Wholesale Accesses	19,124.9	19,520.0	2.1%
Fixed wholesale accesses	4,460.2	3,951.5	(11.4%)
Mobile wholesale accesses (4)	14,664.7	15,568.5	6.2%
Total Accesses	358,122.8	356,239.4	(0.5%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
(3) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
(4) Mobile wholesale accesses information has been included in total accesses since the first quarter 2018. 2017 figures have been revised accordingly for comparative purposes.

Telefónica, S.A. 181

2018 Consolidated Financial Statements

The below table shows the evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2018		2017	2018
Telefónica Spain	1.4%	11.4%	11.7%
Telefónica United Kingdom	1.5%	9.1%	9.3%
Telefónica Germany	(1.1%)	13.3%	13.2%
Telefónica Brazil	(2.7%)	27.3%	26.8%
Telefónica Hispam Norte	1.4%	20.3%	20.6%
Telefónica Hispam Sur	(2.6%)	16.3%	16.0%
Other companies	8.8%	2.3%	2.5%
Mobile accesses totaled 270.8 million at December 31, 2018, down 0.4% compared to December 31, 2017. Lower prepay accesses (-5.6% year-on-year) more than offset the increase in mobile contract accesses, which grew by 6.8% year-on-year and continued increasing their weight over total mobile accesses reaching 45.7% (+3.1 percentage points year-on-year).
Smartphone accesses grew by 5.7% year-on-year, totaling 167.7 million accesses and representing 67.5% of total mobile accesses (+4.5 percentage points year-on-year), reflecting the Company’s strategic focus on its data services growth.
Fixed broadband accesses stood at 21.6 million at December 31, 2018, up 1.1% year-on-year. Fiber accesses stood at 13.2 million at December 31, 2018 compared to 11.0 million in 2017, growing 20.5% year-on-year.
Pay TV accesses totaled 8.9 million at December 31, 2018, growing 4.8% year-on-year, due to the growth in Telefónica Spain (6.3% year-on-year) and Telefónica Peru (+11.8% year-on-year).
The table below shows the evolution of our estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2017	2018
Spain	29.3%	29.7%
United Kingdom	26.3%	26.3%
Germany	36.9%	36.7%
Brazil	31.7%	31.9%
Argentina	32.8%	31.4%
Chile	32.2%	29.7%
Peru	36.8%	34.6%
Colombia	24.4%	24.6%
Venezuela	39.1%	40.9%
Mexico	22.0%	21.6%
Central America	28.4%	26.7%
Ecuador	30.0%	29.8%
Uruguay	34.2%	35.9%
(1) Internal estimates in both years.

Telefónica, S.A. 182

2018 Consolidated Financial Statements

	FBB Market Share (1)
Telefónica	2017	2018
Spain	40.6%	40.4%
Brazil	26.5%	24.4%
Argentina	24.1%	22.0%
Chile	34.6%	32.9%
Peru	73.9%	71.6%
Colombia	15.3%	18.2%
(1) Internal estimates in both years

Telefónica, S.A. 183

2018 Consolidated Financial Statements

3.2. 2018/2017 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2018 and 2017. Changes in the Group’s consolidated income statements for the years ended December 31, 2017 and 2016 are discussed in a separate section further below.

	Year ended December 31				Variation
Consolidated Results	2017		2018		2018 vs 2017
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	52,008	100.0%	48,693	100.0%	(3,315)	(6.4%)
Other income	1,489	2.9%	1,622	3.3%	133	8.9%
Supplies	(15,022)	(28.9%)	(14,013)	(28.8%)	1,009	(6.7%)
Personnel expenses	(6,862)	(13.2%)	(6,332)	(13.0%)	530	(7.7%)
Other expenses	(15,426)	(29.7%)	(14,399)	(29.6%)	1,027	(6.7%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	16,187	31.1%	15,571	32.0%	(616)	(3.8%)
OIBDA Margin	31.1%		32.0%			0.9 p.p.
Depreciation and amortization	(9,396)	(18.1%)	(9,049)	(18.6%)	347	(3.7%)
OPERATING INCOME	6,791	13.1%	6,522	13.4%	(269)	(4.0%)
Share of (loss) income of investments accounted for by the equity method	5	0.0%	4	0.0%	(1)	(10.4%)
Net financial expense	(2,199)	(4.2%)	(955)	(2.0%)	1,244	(56.6%)
PROFIT BEFORE TAX	4,597	8.8%	5,571	11.4%	974	21.2%
Corporate income tax	(1,219)	(2.3%)	(1,621)	(3.3%)	(402)	33.0%
PROFIT FOR THE YEAR	3,378	6.5%	3,950	8.1%	572	17.0%
Attributable to equity holders of the Parent	3,132	6.0%	3,331	6.8%	199	6.4%
Attributable to non-controlling interests	246	0.5%	619	1.3%	373	n.m.
n.m.: not meaningful

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2018/2017 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects and hyperinflation adjustments in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2017 for both years), except for Venezuela (in respect of which 2017 and 2018 results were converted at the closing synthetic exchange rate for each period).

Foreign exchange rates had a negative impact on our reported 2018 results, mainly due to the depreciation versus the euro of various Latin American currencies (in particular the Brazilian real and the Argentine peso).
The impact of hyperinflation adjustments in Argentina has been excluded by reversing such adjustments.
Foreign exchange effects and hyperinflation in Argentina decreased revenue growth by 8.8 percentage points and OIBDA growth by 10.3 percentage points in 2018 as compared with 2017.

Telefónica, S.A. 184

2018 Consolidated Financial Statements

•
Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in 2018 and 2017. The main changes in our consolidation perimeter in such years related to the inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom in our consolidation perimeter since October 2017. No significant changes took place in the scope of consolidation of the Group in 2018.

To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2017 comparative figures include the results of Telebucaramanga, Metrotel and Optecom for the whole year.

•
Restructuring costs: we have excluded the impact in 2018 and 2017 of restructuring costs, mainly those related to the first Collective Agreement of Related Companies in Spain (Individual Suspension Plan), restructuring processes relating to Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte and Telefónica Hispam Sur, and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs, in terms of their impact on OIBDA, is as follows:

Millions of euros	2017	2018
Telefónica Spain	165	297
Telefónica Brazil	—	46
Telefónica Germany	82	84
Telefónica Hispam Norte	24	18
Telefónica Hispam Sur	79	50
Other companies	(10)	(34)
Total restructuring costs	340	461

•	Results of tower sales: the results attributable to the sale of towers in 2018 and 2017 have been excluded.
In 2018, the impact on OIBDA from the sale of towers totaled 51 million euros, which was related mainly to Telefónica Hispam Norte.
In 2017, the impact on OIBDA from the sale of towers totaled 7 million euros and the sales were also related mainly to Telefónica Hispam Norte.

•	Spectrum acquisition: we have excluded from Capex the impact of spectrum acquisitions in 2018 and 2017.
In 2018, these acquisitions totaled 868 million euros, 588 million euros corresponding to Telefónica United Kingdom, 135 million euros corresponding to Telefónica México, 122 million euros corresponding to Telefónica Spain, 21 million euros corresponding to Telefónica Hispam Sur and 2 million euros corresponding to Telefónica Brazil.
In 2017, these acquisitions totaled 538 million euros, 470 million euros corresponding to Telefónica Colombia, 4 million euros corresponding to Telefónica México, 36 million euros corresponding to Telefónica Central America (21 million euros in Costa Rica and 15 million euros in El Salvador), 27 million euros corresponding to Telefónica Uruguay and 1 million euros corresponding to Telefónica Germany.

•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded from calculations of organic variations.
In 2018, the 21 million euros in profit obtained from the sale of Telefónica Digital Ltd. and the loss of 3 million euros incurred in the sale of Centro de Asistencia Telefónica, S.A. have been excluded. In 2017 no results have been recorded related to sales of companies.

Telefónica, S.A. 185

2018 Consolidated Financial Statements

•	Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations.
In 2018, the impairment of the goodwill allocated to Telefónica Móviles México, amounting to 350 million euros has been excluded. In 2017, no goodwill impairments were recorded.

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: the organic variations exclude the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). Telefônica Brasil has presented the tax authorities a refund request for the payments of PIS/COFINS affected by the decisions, together with the corresponding default interest. The positive impact in 2018 (789 million euros in the OIBDA of Telefónica Brazil) has been excluded from the calculation of organic variations.

•
IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15") impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018, which had a negative impact in revenues amounting to 35 million euros and a positive impact in OIBDA amounting to 76 million euros.

•
Other adjustments: in 2018, the impact of the provision relating to certain labor and tax contingencies in Telefónica Brazil (amounting to 215 million euros) has been excluded. In 2017, the impact of the provision relating to certain regulatory contingencies in Telefónica Brazil (amounting to 50 million euros) and in other Group companies (amounting to 57 million euros), as well as the provisions recorded in Telefónica Spain to optimize the distribution network (in the amount of 13 million euros) have been excluded. In addition, the positive impact of tariff increases in Telefónica Venezuela in the last quarter of 2017 has been excluded (6 million euros in revenues and 2 million euros in OIBDA).

The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and capital expenditures ("CapEx") and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2018	% Reported YoY	% Organic YoY

Revenues	(6.4%)	2.4%
Other income	8.9%	11.7%
Supplies	(6.7%)	4.7%
Personnel expenses	(7.7%)	0.7%
Other expenses	(6.7%)	0.7%
OIBDA	(3.8%)	3.5%
Operating income	(4.0%)	6.3%
CapEx	(6.6%)	(1.3%)
OpCF (OIBDA-CapEx)	(0.5%)	8.0%

Telefónica, S.A. 186

2018 Consolidated Financial Statements

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2018	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments	Judicial decision PIS/COFINS	IFRS 15 impact	Other adjustments
Revenues	(8.8)	0.1	—	—	—	—	—	—	(0.1)	(0.0)
Other income	(7.2)	0.2	—	3.2	—	1.4	—	—	(0.4)	—
Supplies	(5.8)	(0.0)	—	—	—	—	—	—	(5.6)	—
Personnel expenses	(10.3)	0.1	1.6	—	—	—	—	—	(0.0)	0.2
Other expenses	(9.3)	0.1	0.2	0.0	—	—	2.3	(6.1)	4.7	0.8
OIBDA	(10.3)	0.1	(0.9)	0.3	—	0.1	(2.2)	5.8	0.5	(0.9)
Operating income	(17.3)	(0.0)	(2.1)	0.7	—	0.3	(5.2)	13.9	1.1	(2.0)
CapEx	(9.8)	0.2	—	—	4.1	—	—	—	—	—
OpCF (OIBDA-CapEx)	(10.8)	(0.0)	(1.9)	0.6	(4.8)	0.2	(4.7)	12.6	1.0	(1.9)
Results discussion
Revenues totaled 48,693 million euros in 2018, decreasing 6.4% as compared to 2017 in reported terms, impacted by the negative evolution in foreign exchange rates and hyperinflation in Argentina (-8.8 percentage points). In organic terms (for additional information on organic variations, see "—Adjustments made to calculate organic variations" above), revenues increased by 2.4% driven by the higher service revenues (+1.0% year-on-year) and the good performance of handset revenues (+18.8% year-on-year). The structure of revenues reflects Telefónica’s business diversification. The segment with the largest contribution to our revenues is Telefónica Spain, representing 26.1% (+1.8 percentage points compared to 2017), followed by Telefónica Brazil representing 20.8% (down 2.3 percentage points compared to 2017), Telefónica Germany representing 15.0% (+1.0 percentage points compared to 2017), Telefónica United Kingdom representing 13.9% (+1.4 percentage points compared to 2017),Telefónica Hispam Sur representing 13.7% (-2.1 percentage points compared to 2017) and Telefónica Hispam Norte representing 8.4% (stable year-on-year).
Mobile business revenues totaled 30,792 million euros in 2018 (of which 25,684 million euros corresponded to service revenues and 5,108 million euros corresponded to handset revenues), down 6.2% year-on-year in reported terms. This decrease was mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-9.1 percentage points). The adoption of IFRS 15 had a negative impact of 0.1 percentage points. In organic terms, revenues from the mobile business grew by 3.9% due to higher revenues in Telefónica Hispam Sur, Telefónica Spain, Telefónica United Kingdom and Telefónica Brazil despite the adverse impact of regulatory restrictions in some operators of the group, mainly those related to MTRs.
Mobile service revenues, which include mobile data revenues, totaled 25,684 million euros in 2018, down 10.4% year-on-year in reported terms mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (which contributed 9.2 percentage points to the decrease) and the adoption of IFRS 15 (which contributed 2.0 percentage points to the decrease). Excluding these impacts, mobile service revenues grew by 1.7% as a result of higher data consumption.
Fixed revenues totaled 16,734 million euros in 2018, down 8.7% year-on-year in reported terms mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (which contributed 8.6 percentage points to the decrease). Excluding this impact and the impact of the adoption of IFRS 15 (+0.2 percentage points), fixed revenues decreased by 0.8%, affected mainly by the evolution of Telefónica Brazil where the increase in fiber revenues did not fully offset the decrease in revenues in the traditional business.

Telefónica, S.A. 187

2018 Consolidated Financial Statements

Other income totaled 1,622 million euros in 2018, up 8.9% year-on-year in reported terms, and mainly included own work capitalized in our fixed assets, profit from the sale of other assets (in particular, the profit from the sale of Telefónica Digital Ltd amounting to 21 million euros in 2018 and the profit from the sales of towers, which amounted to 51 million euros in 2018, compared to 7 million euros in 2017).
Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses, were 34,744 million euros in 2018, down 6.9% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-8.1 percentage points). In organic terms, total expenses increased by 2.3% due to higher supplies. These costs are explained in greater detail below:

•
Supplies amounted to 14,013 million euros in 2018, down 6.7% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates and hyperinflation in Argentina (-5.8 percentage points) and the impact of the adoption of IFRS 15 (-5.6 percentage points). In organic terms, supplies expenses increased by 4.7% year-on-year, mainly due to the intense competition in the European markets, where the Group incurred higher handset costs and the impact of RLaH (Roaming Like at Home) regulation in Europe (which is in effect since June 15, 2017), which resulted in higher traffic. These higher costs more than offset the reduction in interconnection costs in several countries in Latin America.

•
Personnel expenses amounted to 6,332 million euros in 2018, down 7.7% year-on-year in reported terms mainly as a result of the impact of changes in foreign exchange rates and hyperinflation in Argentina (-10.3 percentage points). In organic terms, personnel costs were in line with 2017 (+0.7% year-on-year), as savings in Telefónica Spain and Telefónica Germany were offset by the increase in personnel expenses in some countries in Latin America as a result of inflation.

The average headcount was 121,853 employees in 2018, down 2.8% as compared to 2017.

•
Other expenses amounted to 14,399 million euros in 2018, down 6.7% year-on-year in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates and hyperinflation in Argentina (-9.3 percentage points) and to the impact of the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS (-6.1 percentage points), offset in part by the increase in expenses resulting from the adoption of IFRS 15, the impairment of goodwill in Telefónica Hispam Norte (relating to Telefónica Móviles México) and higher provisions for labor and tax contingencies in Brazil. In organic terms, other expenses increased by 0.7% year-on-year.

OIBDA was 15,571 million euros in 2018, down 3.8% in reported terms, mainly due to the negative impact of foreign exchange rates and hyperinflation in Argentina (-10.3 percentage points), the impairment in 2018 of the goodwill allocated to Telefónica Móviles México amounting to 350 million euros (-2.2 percentage points), the higher restructuring costs incurred in 2018 compared to 2017 (-0.9 percentage points) and certain provisions relating to labor and tax contingencies in Brazil totaling 215 million euros (-0.9 percentage points), which more than offset the positive impact of the judicial decision of the Brazilian Supreme Court that the ICMS should not be included on the tax basis of the PIS/COFINS (+5.8 percentage points) and the increased sale of towers (+0.3 percentage points).
In organic terms, OIBDA grew by 3.5% mainly due to the positive evolution of revenues and the continuous effort to contain costs.
OIBDA margin stood at 32.0% in 2018, up 0.9 percentage points compared to 2017 in reported terms.
By segments, the main contributors to the Group's OIBDA were: Telefónica Spain with 30.6% (in line with 2017) and Telefónica Brazil with 27.7% (+1.8 percentage points compared to 2017), followed by Telefónica United Kingdom with 12.0% (+1.9 percentage points compared to 2017), Telefónica Germany with 11.8% (+0.5 percentage points compared to 2017), Telefónica Hispam Sur with 11.0% (-3.0 percentage points compared to 2017 due to the evolution in Peru and Argentina), and Telefónica Hispam Norte with 5.1% (-2.7 percentage points compared to 2017).

Telefónica, S.A. 188

2018 Consolidated Financial Statements

Depreciation and amortization amounted to 9,049 million euros in 2018, down 3.7% year-on-year in reported terms, mainly due to the impact of foreign exchange rates and hyperinflation in Argentina (-5.1 percentage points) and higher amortization in Telefónica Germany and Telefónica Brazil.
Operating income (OI) in 2018 totaled 6,522 million euros, down 4.0% in reported terms (up 6.3% in organic terms) as compared to 2017.
The share of income (loss) of investments accounted for by the equity method for 2018 was a gain of 4 million euros (compared to a gain of 5 million euros in 2017).
Net financial results amounted to 955 million euros in 2018, 1,244 million lower than the previous year, mainly due to the non-recurring effect of interests associated with favorable rulings in court in Brazil and, to a lesser extent, savings due to the reduction of the debt and its cost.
Corporate income tax amounted to 1,621 million euros in 2018. Considering a profit before taxes of 5,571 million euros, the effective tax rate stood at 29.1%, compared to an effective tax rate of 26.5% in 2017. This increase was mainly the result of the cancellation of tax credits in Mexico in 2018 and the higher proportion of deferred taxes in 2017.
As a result, profit for the year attributable to equity holders of the parent for 2018 was 3,331 million euros (3,132 million euros in 2017).
Profit attributable to non-controlling interest was 619 million euros, 373 million euros higher than in 2017, mainly due to the increase in the profit attributable to minority interests at Telefónica Brazil, Telefónica Germany, and at Telxius (after the sale of 40% of the share capital of such company in the last quarter of 2017 and a further 9.99% sale in the third quarter of 2018).

Telefónica, S.A. 189

2018 Consolidated Financial Statements

3.3. 2018/2017 Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2017	2018	%Reported YoY
Fixed telephony accesses (1)	9,304.7	9,029.1	(3.0%)
Internet and data accesses (2)	6,039.6	6,129.6	1.5%
Broadband	6,020.3	6,113.5	1.5%
FTTH	3,423.7	3,940.6	15.1%
Mobile accesses	17,576.5	18,384.4	4.6%
Prepay	1,793.4	1,440.1	(19.7%)
Contract	15,783.1	16,944.3	7.4%
M2M	2,015.6	2,333.2	15.8%
Pay TV	3,847.6	4,091.3	6.3%
Final Clients Accesses	36,768.5	37,634.4	2.4%
Wholesale Accesses	4,221.1	3,912.9	(7.3%)
Total Accesses	40,989.6	41,547.3	1.4%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2018, commercial activity continued to leverage on the differentiated assets of the Company, principally through the convergent offer (which means the offer of more than a single service for a single price) “Movistar Fusión+” and through the "Más por Más” strategy. The Company continued to modify the above mentioned offer and to adapt it to incremental customer demand, mainly through: i) an increase in data to all mobile lines offered in "Movistar Fusión"; and ii) the doubling of fiber speed, from 50 Mb to 100 Mb in low speed bundles, and from 300 Mb to 600 Mb in high speed bundles. In addition, in June 2018, a new operator of the Group was created in Spain, O2, to respond to a customer segment that demands only voice services and which requires a simple offer with a premium service. The new operator targets this premium service segment with a simple offer which consists of two tariffs: mobile and fiber-mobile. Additionally, in late October 2018, Telefónica launched a new “Movistar Fusión” portfolio, which seeks, on one hand, to simplify and reduce the number of offers available to customers, which decreased from ten to six, and, on the other hand, to facilitate access to what is among the most requested content by our customers, namely, football (soccer). Finally, in December 2018, the Company added Netflix to its offer, and created new packages with more GBs and an additional mobile line.
Telefónica Spain had 41.5 million accesses as of December 31, 2018 (+1.4% compared to December 31, 2017), changing the downward trend of previous years, mainly as a result of the increase in higher value accesses: mobile contract accesses, fiber accesses and TV accesses.
The consumer convergent offer had a customer base of 4.6 million customers with 4.7 million additional wireless lines associated with such customer base as of December 31, 2018, increasing by 4.2% and 27.0% year-on-year, respectively, and contributing 87.6% of the fixed retail broadband customer base (+2.1 percentage points year-on-year) and 83.9% of the wireless contract customer base (+4.5 percentage points year-on-year). There was significant growth in the penetration of the high value services of the convergent offer, with 39.5% of the customer base already using 600 Mb ultra-fast broadband (+1.1 percentage points year-on-year) and 80.4% of the customer base having Pay TV as of December 31, 2018 (+4.8 percentage points year-on-year), as well as growth in mobile lines (each main Fusión package had 2.0 mobile lines on average compared to 1.8 in 2017).

Telefónica, S.A. 190

2018 Consolidated Financial Statements

In 2018, the consumer "Movistar Fusión" convergent offer churn stood at 1.5%, the same as last year despite the high commercial competition in the market during the year.
Fixed accesses decreased 3.0% year-on-year, with a net loss of 276 thousand accesses in 2018.
Retail broadband accesses increased by 93.2 thousand accesses in 2018, totaling 6.1 million accesses (+1.5% year-on-year) due to the increase in gross adds (+13.8% year-on-year) and churn stability (1.7%, +0.02 percentage points year-on-year).
Fiber accesses showed a good evolution in terms of net adds, reaching 3.9 million customers at December 31, 2018 (up 15.1% compared to December 31, 2017), representing 64.5% of broad band accesses (+7.6 percentage points year-on-year), with 516.9 thousand new accesses in 2018. Ultra-speed fiber accesses with 600 Mb (with higher ARPU) reached 2.4 million accesses (60.2% of total fiber accesses). At December 31, 2018 the fiber deployment reached 21.3 million premises, 2.1 million more than at December 31, 2017, and continues to be the largest in Europe.
Total mobile accesses stood at 18.4 million as of December 31, 2018, increasing by 4.6% compared to December 31, 2017, as a result of the increase in contract accesses, which more than offset the decrease in prepay accesses (-19.7% year-on-year), reflecting the success of the convergent offer and the positive evolution of the prepay to postpay migration in the third and fourth quarters of 2018. The contract access base accelerated its growth during 2018, growing by 7.4% year-on-year. Smartphone penetration as of December 31, 2018 stood at 80.5% of the mobile voice base (+4.1 percentage points year-on-year) and significantly boosted data traffic growth to 68.1% year-on-year due to the higher number of customers with superior data packages.
LTE network rollout continued to progress well, and coverage reached approximately 97.7% of the population (based on the calculation criteria used by competitors (pursuant to which all inhabitants of the cities that have some LTE coverage are considered)) at December 31, 2018, increasing by 0.7 percentage points compared to 2017. The LTE customer base reached 8.8 million customers as of December 31, 2018, +15.1% compared to December 31, 2017 with penetration of 55.1% (+5.7 percentage points year-on-year) over the total mobile base.
Pay TV accesses reached 4.1 million at the end of 2018, growing by 6.3% compared to December 31, 2017 driven by the inclusion of TV services in all “Fusión” portfolio convergent packages since July 2017 and the good performance of such packages in 2018.
Wholesale accesses stood at 3.9 million at the end of 2018, decreasing by 7.3% year-on-year. However, the net adds of NEBA (New Ethernet Broad Band Service for Wholesale) and fiber accesses increased to 1.5 million accesses, representing 38.9% of the total wholesale accesses (+18.8 percentage points year-on-year), reflecting the positive evolution of the network due to the use of superior technologies.

Telefónica, S.A. 191

2018 Consolidated Financial Statements

The table below shows Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN	2017	2018	% Reported YoY	% Organic YoY (3)
Revenues	12,653	12,706	0.4%	0.4%
Consumer (1)	6,602	6,689	1.3%	1.3%
Fusion	4,470	4,795	7.3%	7.3%
Out of Fusion	2,132	1,894	(11.2%)	(11.2%)
Corporate	3,401	3,462	1.8%	1.8%
Communications	2,631	2,602	(1.1%)	(1.1%)
IT	770	860	11.6%	11.6%
Others (2)	2,271	2,169	(4.5%)	(4.6%)
Other income	410	389	(5.2%)	(5.2%)
Supplies	(3,481)	(3,663)	5.2%	5.2%
Personnel expenses	(2,212)	(2,248)	1.6%	(4.7%)
Other expenses	(2,418)	(2,421)	0.1%	0.6%
OIBDA	4,952	4,763	(3.8%)	(1.3%)
OIBDA margin	39.1%	37.5%	(1.6 p.p.)	(0.7 p.p.)
Depreciation and amortization	(1,688)	(1,650)	(2.3%)	(2.3%)
Operating income (OI)	3,264	3,113	(4.6%)	(0.8%)
CapEx	1,683	1,719	2.1%	(5.1%)
OpCF (OIBDA-CapEx)	3,269	3,044	(6.9)%	0.6%
(1) Consumer revenues also include freelance revenues.
(2) Other includes wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Restructuring costs: the impact of certain restructuring costs related to the Individual Suspension Plan amounting to 297 million euros and 165 million euros in 2018 and 2017, respectively, have been excluded.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2018, which totaled 122 million euros. During 2017 no acquisitions were made.

•	Optimization of the distribution network: the impact of the provisions recorded totaling 13 million euros in 2017 was excluded.

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.

•	Gains or losses on the sale of companies: the loss of 3 million euros incurred on the sale of Centro de Asistencia Telefónica, S.A. in 2018 has been excluded.

Telefónica, S.A. 192

2018 Consolidated Financial Statements

The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2018	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum acquisition	Spain distribution network	IFRS 15 impact	Capital gains/losses on sale of companies
Revenues	0.4%	0.4%	—	—	—	(0.0)	—
Other income	(5.2%)	(5.2%)	—	—	—	—	—
Supplies	5.2%	5.2%	—	—	—	—	—
Personnel expenses	1.6%	(4.7%)	6.0	—	—	—	—
Other expenses	0.1%	0.6%	—	—	(0.5)	(0.1)	0.1
OIBDA	(3.8%)	(1.3%)	(2.7)	—	0.3	(0.0)	(0.1)
CapEx	2.1%	(5.1%)	—	7.2	—	—	—
OpCF (OIBDA-CapEx)	(6.9%)	0.6%	(4.0)	(3.7)	0.4	(0.0)	(0.1)
Results discussion
Revenues in Telefónica Spain in 2018 were 12,706 million euros, growing by 0.4% year-on-year in reported terms mainly as a result of the increase in service revenues (+0.4% year-on-year, or +0.3% excluding the impact of the adoption of IFRS 15) and handset revenues (+1.8% year-on-year, or +3.4% excluding the impact of the adoption of IFRS 15).
Given the high penetration level of convergent offers (i.e., a bundled offer of several services for a single price), the revenue breakdown by service is considered to be increasingly less relevant. For this reason, Telefónica Spain has established the below revenue breakdown that management believes is more meaningful.

•
Consumer revenues (6,689 million euros in 2018) grew by 1.3% year-on-year in reported terms mainly driven by the growth in ARPU and in the number of customers, as well as a significant improvement in the customers' mix. There was significant growth in the revenues relating to convergent offers during 2018 (which totaled 4,795 million euros, +7.3% year-on-year in reported terms) which more than offset the drop in revenues not relating to convergent offers.

•
Corporate revenues (3,462 million euros in 2018) increased by 1.8% year-on-year in reported terms, changing the trend from prior years mainly due to the good evolution of IT revenues, which grew by 11.6% year-on year in reported terms and more than offset the decrease in communications revenues (-1.1% year-on-year).

•
Other revenues, which include wholesale, subsidiaries and other revenues (2,169 million euros in 2018) decreased by 4.5% year-on-year in reported terms, due mainly to the decrease in wholesale revenues from MVNOs (as a result of the migration of Yoigo/Pepephone from Telefónica's network to Orange’s network) and to the effect of price regulatory changes applicable throughout 2018, mainly the decrease of mobile interconnection rates.

Convergent ARPU rose to 88.7 euros in 2018, up 4.3% year-on-year in reported terms, boosted by the demand of higher value packages and tariff revisions (as a result of the implementation of the "Más por Más" strategy, pursuant to which there was an increase in contract tariffs in exchange for more data), as well as the improvement in the customers' mix stimulated by the renovation of our portfolio including additional mobile lines, additional contents as well as an improvement in functionalities in the convergent offers.
OIBDA amounted to 4,763 million euros in 2018, down 3.8% year-on-year in reported terms. In 2018, OIBDA was negatively affected by the provision of 297 million euros recorded in connection with the ‘Individual

Telefónica, S.A. 193

2018 Consolidated Financial Statements

Suspension Plan’ implemented by the Group in 2016, and subsequently extended to 2017 and 2018, and our payment commitments thereunder. The related impact on OIBDA in 2017 was 165 million euros.
In organic terms, OIBDA decreased 1.3% year-on-year, mainly due to the lower wholesale revenues and the higher supply costs, partially offset by the decrease in personnel expenses and the increase in consumer and business revenues. The increase in supplies (+5.2% year-on-year in both organic and reported terms) was mainly attributable to the higher content costs and IT equipment purchases. Personnel expenses decreased by 4.7% year-on-year in organic terms driven by the savings generated by the ‘Individual Suspension Plan’ (118 million euros).
OIBDA margin was 37.5% in 2018 in reported terms, down by 1.6 percentage points in reported terms as compared to 2017.

TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2017	2018	%Reported YoY
Fixed telephony accesses (1)	283.9	306.9	8.1%
Internet and data accesses (2)	25.3	28.1	11.2%
Broadband	25.3	28.1	11.2%
Mobile accesses	25,003.9	25,044.1	0.2%
Prepay	9,203.7	8,742.6	(5.0%)
Contract (3)	15,800.2	16,301.4	3.2%
M2M	3,358.9	3,578.0	6.5%
Final Clients Accesses	25,313.1	25,379.1	0.3%
Wholesale Accesses	7,162.0	7,599.2	6.1%
Mobile wholesale accesses (4)	7,162.0	7,599.2	6.1%
Total Accesses	32,475.1	32,978.3	1.5%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
(3) Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.
(4) Mobile wholesale accesses information has been included in total accesses since the first quarter 2018. 2017 figures have been revised accordingly for comparative purposes.
In 2018, despite the competitive environment, Telefónica United Kingdom remained as the main telecommunications operator in United Kingdom, a position underpinned by the strength of the O2 brand, custom loyalty and successful commercial propositions such as the “Custom Plan”, which provides customers with flexibility and choice by allowing them to customize their plans by choosing the contract terms (up to 36 months), the amount of payment upfront and the data plan. Such propositions have allowed the Company to achieve continuous customer growth in a competitive market.
Total accesses grew by 1.5% year-on-year, standing at 33.0 million by the end of December 2018.
Mobile net additions reached 40 thousand accesses in 2018, driven by contract mobile accesses, which grew by 3.2% year-on-year to 16.3 million and increased their proportion over the total mobile accesses to 65.1%. Prepay accesses decreased by 5.0% year-on-year to 8.7 million by the end of December 2018 due to disconnections of inactive customer accesses and market dynamics, including prepay to postpay migration. Smartphone penetration over the total mobile base rose 2.4 percentage points year-on-year up to 79.0%. The

Telefónica, S.A. 194

2018 Consolidated Financial Statements

base of LTE customers base reached 13.5 million at the end of 2018 with a 4.7% year-on-year growth and 62.9% penetration over the mobile base.
The table below shows the evolution of Telefónica United Kingdom's results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2017	2018	% Reported YoY	% Organic YoY (1)
Revenues	6,540	6,790	3.8%	5.4%
Mobile service revenues	5,050	4,837	(4.2%)	2.8%
Other income	135	158	16.7%	17.9%
Supplies	(3,125)	(2,359)	(24.5%)	3.5%
Personnel expenses	(442)	(445)	0.6%	1.7%
Other expenses	(1,469)	(2,279)	55.2%	4.8%
OIBDA	1,639	1,865	13.8%	11.8%
OIBDA margin	25.1%	27.5%	2.4 p.p.	1.5 p.p.
Depreciation and amortization	(1,047)	(943)	(9.9%)	(9.0%)
Operating income (OI)	592	922	55.7%	48.4%
CapEx	827	1,464	77.2%	7.1%
OpCF (OIBDA-CapEx)	812	400	(50.7%)	16.5%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2017 for both years.

•	Restructuring costs: we have excluded the impact in 2018 and 2017 of restructuring costs, amounting to 48 thousand euros and 314 thousand euros, respectively.

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2018, which totaled 588 million euros. During 2017 no acquisitions were made.
The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2018	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs	IFRS 15 impact	Spectrum acquisition
Revenues	3.8%	5.4%	(1.0)	—	(0.6)	—
Other income	16.7%	17.9%	(1.2)	—	—	—
Supplies	(24.5%)	3.5%	(1.0)	—	(27.0)	—
Personnel expenses	0.6%	1.7%	(1.0)	(0.1)	—	—
Other expenses	55.2%	4.8%	(1.0)	—	51.5	—
OIBDA	13.8%	11.8%	(1.1)	(0.0)	3.1	—
CapEx	77.2%	7.1%	(1.1)	—	—	71.1
OpCF (OIBDA-CapEx)	(50.7%)	16.5%	(1.1)	0.0	6.3	(72.4)
Results discussion
Total revenues increased by 3.8% year-on-year in reported terms to 6,790 million euros in 2018, in spite of the depreciation of the pound sterling (which detracted 1.0 percentage points from the increase) and the impact of the adoption of IFRS15 (which detracted 0.6 percentage points from the increase). In organic terms, total revenues grew by 5.4% driven by higher handset revenues (driven by the higher value smartphone sales) and higher mobile service revenues and M2M program revenues.

•
Mobile service revenues totaled 4,837 million euros in 2018, decreasing by 4.2% in reported terms mainly due to the adoption of IFRS 15 (which detracted 6.1 percentage points from the year-on-year variation) and the depreciation of the pound sterling (which detracted 1.0 percentage points from the year-on-year variation). Excluding these impacts, mobile service revenues increased by 2.8% driven by the growth of in-bundle tariffs which are indexed to inflation.

Mobile ARPU fell by 5.4% year-on-year in reported terms mainly due to the adoption of IFRS 15 and the depreciation of the pound sterling. In organic terms, ARPU increased by 2.0% as a consequence of the positive commercial strategies, such as the offering of flexible tariffs through “custom plans” and the effect of inflation on airtime rates since April 2018.

TELEFÓNICA UNITED KINGDOM	2017	2018	%YoY	%Organic YoY
Voice Traffic (millions of minutes)	94,723	93,772	(1.0%)	(1.0%)
ARPU (EUR)	15.9	15.1	(5.4%)	2.0%
Prepay	6.9	7.1	2.7%	3.8%
Contract (1)	26.8	24.6	(8.3%)	0.3%
Data ARPU (EUR)	9.7	9.2	(4.8%)	2.3%
% non-SMS over data revenues	65.5%	66.6%	1.1 p.p.	1.2 p.p.
(1) Excludes M2M.

OIBDA totaled 1,865 million euros in 2018, increasing by 13.8% in reported terms, despite the depreciation of the pound sterling (which detracted 1.1 percentage points from the increase). The adoption of IFRS 15 contributed 3.1 percentage points of the year-on-year growth. In organic terms, OIBDA increased 11.8% year-on-year mainly driven by the higher mobile service revenues and savings in the cost base.
OIBDA margin stood at 27.5% in 2018, growing 2.4 percentage points in reported terms compared to 2017.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2017	2018	%Reported YoY
Fixed telephony accesses (1)	1,979.6	1,996.0	0.8%
Internet and data accesses (2)	2,281.5	2,274.7	(0.3%)
Broadband	2,072.2	2,079.8	0.4%
VDSL	1,151.6	1,441.3	25.2%
Mobile accesses	43,154.7	42,818.8	(0.8%)
Prepay	21,880.9	20,542.9	(6.1%)
Contract	21,273.8	22,275.9	4.7%
M2M	1,027.0	1,187.9	15.7%
Final Clients Accesses	47,415.8	47,089.5	(0.7%)
Wholesale Accesses	188.1	0.0	(100.0%)
Total Accesses	47,603.9	47,089.5	(1.1%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

Telefónica Germany continued to show a strong operational momentum. In a dynamic market environment, the company remained focused on profitable growth by stimulating data usage, leveraging the well-received O2 Free tariff portfolio and the unique O2 Connect option to share high-speed data volumes on up to 10 devices. During 2018 Telefónica Germany largely finalized its network integration, with significant quality improvements, delivering the first milestone of its “Mobile Customer and Digital Champion” strategy.
The total access base fell 1.1% year-on-year and stood at 47.1 million at the end of 2018, mainly driven by the decrease in the prepay mobile base.
The contract mobile access base grew 4.7% year-on-year and reached 22.3 million accesses, increasing the share over the total mobile base up to 52.0%. Net adds reached 1.0 million accesses on the back of the O2 Free tariff portfolio and solid contribution of partners (second brands), which represented 60% of gross adds in 2018. Smartphone penetration reached 66.0% of the total mobile access base, up 5.1 percentage points year-on-year driven by the continued growth of LTE customers (+17.0% year-on-year reaching 18.4 million customers at the end of 2018). LTE penetration reached 44.3% of the total mobile access base.
The prepay mobile access base decreased 6.1% year-on-year to 20.5 million due to the lower demand after the implementation of certain regulatory changes introduced in 2017 (mainly the need for a legitimation check in connection with SIM cards). Prepay posted a net loss of 1.3 million accesses in 2018.
The retail broadband access base increased by 7.6 thousand accesses in 2018, experiencing strong demand for VDSL, with net adds of 289.7 thousand accesses in 2018 (accesses went up 25.2% year-on-year). The planned wholesale DSL customer migration (which was required for the planned shutdown of Telefónica Germany’s legacy infrastructure) was completed at the end of September 2018. This migration is the result of Telefónica Germany’s decision, in 2013, to stop investing in its own ADSL-based infrastructure and enter into a wholesale partnership (Kontingentmodell) with Deutsche Telekom AG.

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The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2017	2018	% Reported YoY	% Organic YoY (1)
Revenues	7,296	7,320	0.3%	(0.1%)
Mobile Business	6,415	6,539	1.9%	1.5%
Mobile service revenues	5,287	5,267	(0.4%)	(0.8%)
Fixed Business	862	767	(11.0%)	(12.4%)
Other income	159	177	11.0%	11.0%
Supplies	(2,396)	(2,459)	2.7%	2.7%
Personnel expenses	(642)	(610)	(5.0%)	(1.1%)
Other expenses	(2,596)	(2,594)	(0.1%)	(1.0%)
OIBDA	1,821	1,834	0.7%	(1.0%)
OIBDA margin	25.0%	25.1%	0.1 p.p.	(0.2 p.p.)
Depreciation and amortization	(1,954)	(2,071)	6.0%	6.0%
Operating income (OI)	(133)	(237)	79.0%	n.m.
CapEx	951	966	1.6%	1.7%
OpCF (OIBDA-CapEx)	870	868	(0.3%)	(3.7%)
n.m.: not meaningful.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. Restructuring costs totaled 84 million euros and 82 million euros in 2018 and 2017, respectively.

•	Spectrum acquisition: the organic variations exclude the impact of spectrum acquisitions, which in 2017 amounted to 1 million euros. During 2018, no acquisitions were made.

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.
The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement measures and CapEX and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2018	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum acquisition	IFRS 15
Revenues	0.3%	(0.1%)	—	—	0.4
Other income	11.0%	11.0%	—		—
Supplies	2.7%	2.7%	—	—	—
Personnel expenses	(5.0%)	(1.1%)	(4.0)	—	—
Other expenses	(0.1%)	(1.0%)	1.1	—	(0.2)
OIBDA	0.7%	(1.0%)	(0.1)	—	1.9
CapEx	1.6%	1.7%	—	(0.1)	—
OpCF (OIBDA-CapEx)	(0.3%)	(3.7%)	(0.3)	0.1	4.0
Results discussion
Total revenues were 7,320 million euros in 2018, increasing 0.3% year-on-year in reported terms mainly as a result of the adoption of IFRS 15. In organic terms, total revenues decreased by 0.1% due mainly to the lower service revenues.
Mobile service revenues totaled 5,267 million euros in 2018, decreasing 0.4% year-on-year in reported terms despite the positive impact of IFRS 15 (which contributed +0.4 percentage points in the year-on-year evolution). Excluding this impact, mobile service revenues decreased by 0.8% reflecting the impact of RLaH (Roaming Like at Home) regulation in Europe (which is in effect since June 15, 2017), the ongoing customer base rotation, as well as the increasing contribution of partners (second brands, with lower ARPU) to the detriment of our own brands. Data revenues decreased by 2.1% year-on-year in reported terms and accounted for 55.5% of mobile service revenues in 2018. Non-P2P SMS data revenues amounted to 2,482 million euros (increasing 3.5% year-on-year), and accounted for 84.9% of the total data revenues (+4.6 percentage points year-on-year).
Fixed revenues were 767 million euros in 2018, down 11.0% year-on-year in reported terms despite the positive impact of IFRS 15 (which contributed +1.4 percentage points in the year-on-year evolution). Excluding this impact, fixed revenues decreased by 12.4% mainly as a result of the completion of the wholesale DSL customer migration (in connection with the ADSL infrastructure dismantling) referred to above, while the retail business performed positively in the period.
Mobile ARPU was 10.0 euros in 2018 (+3.1% year-on-year), while contract ARPU stood at 14.9 euros (-4.0% year-on-year), as a result of the higher share of second brands, which have a lower ARPU. Data ARPU was 5.7 euros (+2.0% year-on-year).

TELEFÓNICA GERMANY	2017	2018	%YoY
Voice Traffic (millions of minutes)	98,084	96,905	(1.2%)
ARPU (EUR)	9.7	10.0	3.1%
Prepay	5.2	5.8	11.1%
Contract (1)	15.5	14.9	(4.0%)
Data ARPU (EUR)	5.6	5.7	2.0%
% non-SMS over data revenues	80.3%	84.9%	4.6 p.p.
(1) Excludes M2M.

OIBDA totaled 1,834 million euros in 2018 (+0.7% year-on-year in reported terms), and was positively affected by the adoption of IFRS 15 (which contributed +1.9 percentage points in the year-on-year evolution). In organic terms, OIBDA decreased 1.0% year-on-year mainly due to the lower integration synergies (as a consequence of the integration of activities after the acquisition of E-Plus in 2014) than those recorded in 2017 and the adverse impact of changes in regulation (mainly European roaming regulation).

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The OIBDA margin stood at 25.1% in reported terms in 2018, up 0.1 percentage points compared to 2017.

TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2017	2018	%Reported YoY
Fixed telephony accesses (1)	13,837.3	13,004.6	(6.0%)
Internet and data accesses (2)	7,534.5	7,564.7	0.4%
Broadband	7,466.1	7,485.2	0.3%
FTTx/Cable	4,541.0	4,991.1	9.9%
Mobile accesses	74,931.3	73,151.3	(2.4%)
Prepay	38,168.1	32,754.4	(14.2%)
Contract	36,763.2	40,396.9	9.9%
M2M	6,312.5	8,203.3	30.0%
Pay TV	1,587.7	1,566.6	(1.3%)
Final Clients Accesses	97,890.8	95,287.2	(2.7%)
Wholesale Accesses	14.3	14.8	4.2%
Total Accesses	97,905.1	95,302.0	(2.7%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2018, Telefónica Brazil maintained its leadership in the higher value mobile segment, which permitted the operator to capture consistent revenue growth in that segment. In the fixed business, there was continued focus on fiber, which allowed the operator to capture high-value clients in the Pay TV business. This allowed Telefónica Brazil to offset in part the downturn in the traditional fixed business.
Revenues decreased year-on-year due to the exchange rates effect. Excluding such impact, revenues were positively supported by the expansion of value offers mainly due to the acceleration of mobile data consumption and the good evolution of fiber and IPTV customers. Additionally, OIBDA evolution was positively affected by the adoption of cost control measures and gains resulting from the digitalization process undertaken by Telefónica Brazil, which allowed the Group to offset the negative impact of the complex political situation throughout the year, which resulted in adverse macroeconomic circumstances, and the deterioration of the traditional fixed business.
Telefónica Brazil reached 95.3 million accesses as of December 31, 2018, down 2.7% as compared to December 31, 2017, mainly as a result of the decrease in the prepay customer base (which was adversely affected by political uncertainty and macroeconomic deterioration) and in the fixed telephony accesses base (which continued to be adversely affected by the migration to mobile, which was further supported by the existence of multiple voice offers in the market). However, there was an improvement in the high-value customer mix, supported by the higher weight of postpaid, UBB and IPTV products.
In the mobile business, the strategic focus remained on gaining and retaining high-value customers, having a market share of 40.5% in the contract segment as of December 31, 2018 (source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 31.9% as of December 31, 2018 (source: ANATEL). The growth in the contract accesses (+9.9% year-on-year) substantially compensated the decrease in prepay accesses (-14.2% year-on-year). Commercial offers focused on data plans allow data to be accumulated, shared or duplicated, and such plans are focused on the use of social networks and music and

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video apps. These plans also offer value-added services (as opposed to voice services), with unlimited off-net minutes plans and international roaming plans. High-value offers also focus on family plans comprising OTT services (such as Netflix and VIVO Music).
In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 19.8 million premises passed with FTTx at December 31, 2018 and 5.0 million homes connected, growing by 9.9% year-on-year. This growth helped to offset the negative evolution of ADSL accesses. Retail broadband customers totaled 7.5 million customers in 2018, up 0.3% year-on-year. Fixed telephony accesses decreased by 6.0% year-on-year due to the fixed-mobile migration. Pay TV customers stood at 1.6 million, decreasing 1.3% year-on-year due to a more selective commercial activity directed to capture IPTV clients, which increased 52.1% year-on-year, representing 37% of the total Pay TV accesses.
The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2017	2018	% Reported YoY	% Organic YoY (1)
Revenues	12,019	10,126	(15.8%)	0.3%
Mobile Business	7,360	6,372	(13.4%)	3.3%
Mobile service revenues	7,062	5,924	(16.1%)	1.1%
Fixed Business	4,659	3,754	(19.4%)	(4.5%)
Other income	358	312	(13.0%)	3.9%
Supplies	(2,268)	(2,039)	(10.1%)	7.0%
Personnel expenses	(1,196)	(1,080)	(9.7%)	1.8%
Other expenses	(4,722)	(3,008)	(36.3%)	(8.0%)
OIBDA	4,191	4,311	2.9%	5.6%
OIBDA margin	34.9%	42.6%	7.7 p.p.	1.9 p.p.
Depreciation and amortization	(2,228)	(1,990)	(10.6%)	6.7%
Operating income (OI)	1,963	2,321	18.2%	4.4%
CapEx	2,225	1,910	(14.1%)	2.4%
OpCF (OIBDA-CapEx)	1,966	2,401	22.1%	9.1%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2017 for both years.

•
Changes in the scope of consolidation: Terra Networks Brasil was included in the consolidation perimeter of Telefónica Brazil in July 2017. To exclude the impact of this perimeter change in the calculation of organic variations, the 2017 comparative figures include the results of Terra Networks Brasil for the whole year, with an impact on OIBDA of 14 million euros.

•
Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2018, these restructuring costs totaled 46 million euros. There were no such restructuring costs during 2017.

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•	Contingencies: the impact of the provisions relating to certain contingencies recorded in 2018 and 2017 has been excluded in Telefónica Brazil (215 and 50 million euros, respectively).

•	Results of tower sales: the results attributable to the sale of towers have been excluded (89 thousand euros in 2018 and 107 thousand euros in 2017).

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: the organic variations exclude the positive impact in 2018 (789 million euros in the OIBDA of Telefónica Brazil) of the judicial decision of the Brazilian Supreme Court that the ICMS (an indirect tax) should not be included on the tax basis of the PIS/COFINS tax.

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded (2 million euros in 2018). During 2017 no acquisitions were made.

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.
The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2018	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change	Restructu-ring costs	Contin-gencies	Towers Sales	Judicial decision PIS/COFINS	Spectrum acquisition	IFRS 15 impact
Revenues	(15.8%)	0.3%	(16.3)	0.3	—	—	—	—	—	0.0
Other income	(13.0%)	3.9%	16.9	0.0	—	—	0.0	—	—	—
Supplies	(10.1%)	7.0%	(17.4)	0.3	—	—	—	—	—	—
Personnel expenses	(9.7%)	1.8%	(17.6)	0.7	4.6	0.9	—	—	—	(0.2)
Other expenses	(36.3%)	(8.0%)	(12.4)	0.1	—	4.2	—	(19.9)	—	(0.3)
OIBDA	2.9%	5.6%	(19.9)	0.3	(1.3)	(4.9)	(0.0)	22.5	—	0.5
CapEx	(14.1%)	2.4%	(16.7)	—	—	—	—	—	0.1	—
OpCF (OIBDA-CapEx)	22.1%	9.1%	(23.5)	0.7	(2.8)	(10.5)	(0.0)	47.9	(0.1)	1.0
Results discussion
Revenues totaled 10,126 million euros in 2018, down by 15.8% in reported terms, mainly due to the depreciation of the Brazilian real (negatively impacting the evolution by 16.3 percentage points). The consolidation of Terra Networks Brasil for the whole year (compared to six months, since July 2017, in 2017) in Telefónica Brazil's results contributed 0.3 percentage points to the year-on-year variation. In organic terms, revenues grew by 0.3% year-on-year, principally due to the good evolution of the mobile business (+3.3% year-on-year), despite the interconnection tariff reductions required to be implemented by law since February 25, 2018, in the mobile business tariff (-45.0%), fixed-mobile tariff (-13.1%), fixed-local tariff (-31.7%) and fixed-interurban tariff (-50.6%). Fixed revenues were also adversely impacted by regulatory restrictions and decreased by 4.5% in organic terms.

•
Revenues from the mobile business totaled 6,372 million euros in 2018, down by 13.4% in reported terms due mainly to the depreciation of the Brazilian real (which negatively impacted the evolution by 16.7 percentage points). Excluding this impact, revenues from the mobile business increased by 3.3% due to the positive evolution of service revenues (+1.1% year-on-year in organic terms) mainly as a result of the bigger contract customer base and the higher data and connectivity revenues penetration, which offset the decrease in interconnection tariffs and the fall in prepay revenues resulting from the drop in accesses due to the macroeconomic deterioration. Handset revenues were up by 50.3% in reported terms, due to a boost in this business line and increased demand for accessories associated with higher value customers, especially smartphones.

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•
Fixed telephony revenues totaled 3,754 million euros in 2018, down by 19.4% in reported terms due mainly to the depreciation of the Brazilian real (which negatively impacted the evolution by 15.6 percentage points). The consolidation of Terra Networks Brasil for the whole year (compared to six months, since July 2017, in 2017) in Telefónica Brazil’s results contributed 0.8 percentage points to the year-on-year variation. Excluding these effects, fixed telephony revenues decreased by 4.5% mainly as a result of the fall in voice traffic, due to the ongoing mobile-fixed migration, and the reduction of the fixed-mobile and fixed-fixed tariffs required to be implemented by law since February 25, 2018. The resulting decrease in revenues more than offset the increase in broadband and new services revenues, which were up by 5.8% year-on-year in organic terms supported by the increase in fiber revenues.

The mobile ARPU decreased by 16.7% year-on-year in reported terms due mainly to the depreciation of the Brazilian real. In organic terms, the mobile ARPU increased by 0.4% year-on-year as a consequence of the higher data ARPU which offset the negative impact of the interconnection tariff reduction.

TELEFÓNICA BRAZIL	2017	2018	%YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	333,752	300,087	(10.1%)	(10.1%)
ARPU (EUR)	7.7	6.4	(16.7%)	0.4%
Prepay	3.7	2.8	(24.1%)	(9.4%)
Contract (1)	14.4	11.9	(17.3%)	(0.1%)
Data ARPU (EUR)	5.4	4.9	(10.4%)	8.4%
% non-SMS over data revenues	92.2%	94.2%	2.0 p.p.	2.0 p.p.
(1) Excludes M2M.

OIBDA stood at 4,311 million euros in 2018, increasing 2.9% in reported terms as compared to 2017. OIBDA was significantly affected by the judicial decision of the Brazilian Supreme Court that the ICMS should not be included on the tax basis of the PIS/COFINS tax (which resulted in a contribution of 789 million euros to OIBDA and 22.5 percentage points of the year-on-year variation), which more than offset the impact of the depreciation of the Brazilian real (which detracted 19.9 percentage points from the year-on-year variation), the provisions recorded in connection with certain tax and labor contingencies (-4.9 percentage points) and the personnel restructuring plan (-1.3 percentage points). OIBDA was also positively affected by the consolidation of Terra Networks Brasil (+0.3 percentage points).
In organic terms, OIBDA increased 5.6% year-on-year due to postpaid, fiber and IPTV revenues’ growth, the adoption of cost control measures, gains resulting from the digitalization process undertaken by Telefónica Brazil, and the lower call center costs. Personnel expenses totaled 1,080 million euros in 2018, down by 9.7% in reported terms mainly as a result of the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 1.8% year-on-year, below inflation, due to the collective agreement signed in 2017. Supply costs totaled 2,039 million euros in 2018, decreasing 10.1% in reported terms mainly due to the depreciation of the Brazilian real. In organic terms, supply costs increased by 7.0% due to higher equipment and handset costs which more than offset the positive impact of the reduction in interconnection rates, lower content costs and lower top ups. Other expenses totaled 3,008 million euros in 2018, down by 36.3% in reported terms (down by 8.0% in organic terms) as compared to 2017.
The OIBDA margin stood at 42.6% in reported terms in 2018, up 7.7 percentage points compared to 2017.

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TELEFÓNICA HISPAM NORTE
The below table shows the evolution of accesses in Telefónica Hispam Norte over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2017 (*)	2018	%Reported YoY
Fixed telephony accesses (1)	3,554.7	3,169.8	(10.8%)
Internet and data accesses (2)	1,229.2	1,337.1	8.8%
Broadband	1,199.9	1,305.6	8.8%
FTTx/Cable	126.8	303.7	139.5%
Mobile accesses	66,788.6	68,041.1	1.9%
Prepay	57,190.7	58,010.4	1.4%
Contract	9,597.9	10,030.7	4.5%
M2M	1,686.7	1,922.8	14.0%
Pay TV	982.1	1,007.6	2.6%
Final Clients Accesses	72,554.6	73,555.6	1.4%
Total Accesses	72,565.4	73,556.1	1.4%
(*) Revised data.
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
The table above includes accesses for Guatemala (3.2 million and 2.8 million total accesses as of December 31, 2017 and 2018, respectively) and El Salvador (2.0 million and 2.1 million total accesses as of December 31, 2017 and 2018, respectively). On January 24, 2019, Telefónica reached an agreement for the sale of Telefónica Móviles Guatemala, S.A. and Telefónica Móviles el Salvador, S.A. de C.V. The closing of the Telefónica El Salvador sale is subject to applicable regulatory conditions while the sale of Telefónica Móviles Guatemala was completed on such date.
Total accesses reached 73.6 million at December 31, 2018 (+1.4% year-on-year).
Mobile accesses increased by 1.9% year-on-year to 68.0 million customers.

•
Contract accesses increased 4.5% year-on-year, due to the good performance in almost all the countries in the region as a result in part of the Group’s continued focus on attracting high-value customers. Contract accesses grew in Mexico (+8.0%), Central America (+15.1%), Colombia (+2.7%) and Venezuela (+0.3%). Only Ecuador experienced a decrease in contract accesses (-1.6%).

•
Prepay accesses increased 1.4% year-on-year, with positive net adds of 820 thousand accesses at December 31, 2018, mainly as a result of the evolution in Colombia (+1.0 million accesses) and Mexico (+1.1 million accesses), which was partially offset by Central America (-791 thousand accesses) and Venezuela (-637 thousand accesses).

•
The smartphone customer base increased 7.6% year-on-year, reaching 32.0 million accesses (+2.3 million compared to December 31, 2017) with a mobile access penetration of 47.6% (+2.4 percentage points year-on-year), mainly due to Colombia (+15.2%), Central America (+22.5%) and Venezuela (+5.7%), which offset the evolution of Mexico (-1.9%). In addition, accesses with 4G handsets increased by 43.2%, reaching 19.5 million accesses at December 31, 2018.

Fixed accesses stood at 3.2 million at December 31, 2018 (-10.8% year-on-year) with negative net adds of 385 thousand customers due to the erosion of the traditional fixed business.

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2018 Consolidated Financial Statements

Fixed broadband accesses reached 1.3 million at December 31, 2018 (+8.8% year-on-year), mainly due to Mexico and Ecuador’s launch of the "Movistar al hogar" offer and a slight increase in FBB accesses in Colombia (+0.9%). The penetration of FBB accesses over fixed accesses stood at 41.2% (+7.4 percentage points year-on-year), as a result of the focus on UBB deployment mainly in Colombia, reaching 1.1 million real estate units and 304 thousand connected accesses at year-end 2018 (177 thousand of them connected in 2018). The penetration of UBB accesses over fixed broadband accesses stood at 23.3% (+12.7 percentage points year-on-year).
Pay TV accesses stood at 1.0 million, increasing +2.6% year-on-year, as a result of positive net adds in Colombia (+18 thousand accesses) and Central America (+24 thousand accesses) which offset net negative adds in Venezuela (-16.5 thousand accesses). “Movistar Play”, a TV service rendered through the Internet, was launched in Colombia, Central America and Ecuador and accounted for 455 thousand accesses as of December 31, 2018.
The table below shows the evolution of Telefónica Hispam Norte results over the past two years:

Millions of euros
TELEFÓNICA HISPAM NORTE	2017 (*)	2018	% Reported YoY	% Organic YoY (1)
Revenues	4,331	4,075	(5.9%)	(1.2%)
Mobile Business	3,595	3,343	(7.0%)	(1.5%)
Mobile service revenues	3,089	2,744	(11.2%)	(5.0%)
Fixed Business	736	732	(0.6%)	(0.2%)
Other income	114	229	100.4%	69.1%
Supplies	(1,385)	(1,349)	(2.6%)	3.2%
Personnel expenses	(375)	(352)	(6.1%)	(2.1%)
Other expenses	(1,422)	(1,810)	27.3%	7.1%
OIBDA	1,263	793	(37.2%)	(8.7%)
OIBDA margin	29.2%	19.5%	(9.7 p.p.)	(2.3 p.p.)
Depreciation and amortization	(992)	(967)	(2.5%)	1.0%
Operating income (OI)	271	(174)	c.s.	(42.9%)
CapEx	1,264	668	(47.1%)	(26.8%)
OpCF (OIBDA-CapEx)	—	125	n.m.	17.9%
c.s.: change of sign.
n.m.: not meaningful
(*) Revised data.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Norte, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rate of 2017 for both years), except for Venezuela (in respect of which 2017 and 2018 results were converted at the closing synthetic exchange rate for each period).

•	Restructuring costs: we have excluded the impact of restructuring costs in 2018 and 2017, amounting to 18 and 24 million euros impact in OIBDA, respectively.

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2018 Consolidated Financial Statements

•	Results of tower sales: the results attributable to the sale of towers have been excluded (51 million euros in 2018 and 7 million euros in 2017).

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded in 2018 (135 million euros, mainly in Mexico) and 2017 (510 million euros, mainly in Colombia).

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.

•
Goodwill impairments: impairment losses from goodwill in consolidation are excluded to calculate organic variations. In 2018, the impairment loss on the goodwill assigned to Telefónica Móviles Mexico amounting to 350 million euros was excluded. In 2017, no goodwill impairments were recorded.

•
Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in 2018 and 2017. The main changes in our consolidation perimeter in such years related to the inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom in our consolidation perimeter since October 2017. No significant changes took place in the scope of consolidation of the Group in 2018.

To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2017 comparative figures include the results of Telebucaramanga, Metrotel and Optecom for the whole year.

•	Other adjustments: the positive result of Telefónica Venezuela's tariff increases in the last quarter of 2017 is excluded (6 million euros in revenues and 2 million euros in OIBDA in 2017).
The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM NORTE 2018	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs	Towers sales	Spectrum acquisition	IFRS 15 impact	Impairments	Perimeter change	Other adjust-ments
Revenues	(5.9%)	(1.2%)	(5.4)	—	—	—	(0.1)	—	0.8	(0.1)
Other income	100.4%	69.1%	(11.0)	—	42.2	—	—	—	2.6	—
Supplies	(2.6%)	3.2%	(5.7)	—	—	—	0.3	—	(0.4)	—
Personnel expenses	(6.1%)	(2.1%)	(5.2)	(1.4)	—	—	—	—	2.4	—
Other expenses	27.3%	7.1%	(5.9)	—	0.1	—	0.1	24.4	1.4	—
OIBDA	(37.2%)	(8.7%)	(5.0)	0.4	3.7	—	(0.7)	(27.7)	1.2	(0.1)
CapEx	(47.1%)	(26.8%)	(3.1)	—	—	(28.9)	—	—	1.3	—
OpCF (OIBDA-CapEx)	n.m.	17.9%	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
n.m: not meaningful.

Results discussion
Revenues amounted to 4,075 million euros in 2018, decreasing 5.9% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effect, which contributed 5.4 percentage points of the decrease, and the adoption of IFRS 15, which contributed 0.1 percentage points of the decrease. In organic terms, revenues decreased by 1.2% year-on-year, driven mainly by the interconnection tariff reductions in Mexico, which more than offset the increase in mobile handset sales and the positive evolution of residential postpaid, fixed broadband, new services and TV revenues.
Mobile service revenues reached 2,744 million euros in 2018, decreasing 11.2% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effect, which contributed 5.2 percentage points to

Telefónica, S.A. 206

2018 Consolidated Financial Statements

the decrease, and the adoption of IFRS 15, which contributed 1.0 percentage points of the decrease. Excluding these impacts, these revenues decreased by 5.0%. Mobile service revenues performance by country was as follows:

•
In Colombia, mobile service revenues reached 759 million euros in 2018, decreasing by 1.1% year-on-year in reported terms, driven by the foreign exchange effect, which contributed 4.8 percentage points to the decrease, and the adoption of IFRS 15, which contributed 0.7 percentage points to the decrease. Excluding these impacts, these revenues increased by 4.4% due to the positive evolution of prepay revenues, mobile IT services, mobile interconnection and national roaming which more than offset the drop in MVNOs revenues.

•
In Mexico, mobile service revenues reached 889 million euros in 2018, decreasing by 19.3% year-on-year in reported terms. This decrease was mainly attributable to the foreign exchange effect, which contributed 5.4 percentage points of the decrease, and the adoption of IFRS 15, which contributed 1.1 percentage points of the decrease. Excluding these impacts, these revenues decreased by 12.8%, principally due to the reduction of interconnection tariffs from 19.1 to 11.3 cents per minute (incoming) and the decrease in prepay revenues, affected by the decrease in top ups.

Data revenues in the segment reached 1,564 million euros in 2018, decreasing by 6.8% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effect, which contributed 5.4 percentage points of the decrease, and the adoption of IFRS 15, which contributed 0.3 percentage points of the decrease. Excluding these impacts, data revenues decreased by 1.1%, as the decrease in data revenues in Mexico more than offset the growth of these revenues in other countries in the region.
Fixed business revenues reached 732 million euros in 2018, decreasing by 0.6% year-on-year in reported terms. Excluding foreign exchange effects, which contributed 2.3 percentage points of the decrease, and the adoption of IFRS 15, which contributed 2.9 percentage points of the decrease, these revenues decreased by 0.2% year-on-year, as the decline in accesses and voice revenues in Colombia more than offset the growth in TV and fixed broadband revenues.
OIBDA reached 793 million euros in 2018, decreasing 37.2% year-on-year in reported terms, mainly as a result of the impairment of goodwill in Mexico, which contributed 27.7 percentage points of the decrease, foreign exchange effects, which contributed 5.0 percentage points of the decrease, and the adoption of IFRS 15, which contributed 0.7 percentage points of the decrease. In organic terms, OIBDA decreased by 8.7%, due to lower revenues and higher handsets, network and IT expenses. The higher expenses were mainly attributable to:

•	higher supply costs due to higher handsets costs driven by the increase of commercial activity in Mexico and Ecuador while interconnection costs remained stable, and

•	higher network expenses, due to the expansion of the fixed networks principally in Colombia and mobile networks both in Colombia and Central America.
The increases in expenses referred to above more than offset the decrease in personnel expenses mainly in Ecuador and Venezuela. Personnel expenses increased in Colombia and Central America.
Below is additional information by country:

•
Colombia: OIBDA amounted to 556 million euros in 2018, increasing 15.4% year-on-year in reported terms, despite the exchange rate evolution (which decreased growth by 5.6 percentage points). The adoption of IFRS 15 increased growth by 0.3 percentage points. Excluding these impacts, OIBDA increased by 20.7% due to the good performance of service revenues and the capital gains derived from the sale of buildings and towers.

•
Mexico: OIBDA amounted to 150 million euros in 2018, decreasing 50.4% year-on-year in reported terms, affected in part by the exchange rate effect (which contributed 3.3 percentage points to the decrease) and the adoption of IFRS 15 (which contributed 1.3 percentage points to the decrease). Excluding these impacts, OIBDA decreased by 45.7% as a result of the reduction of the

Telefónica, S.A. 207

2018 Consolidated Financial Statements

interconnection margin, the payment of higher spectrum fees in October 2018 and the negative evolution of prepay revenues.
OIBDA margin reached 19.5% in 2018, and decreased by 9.7 percentage points year-on-year in reported terms, mainly impacted by the lower margin in Mexico.

TELEFÓNICA HISPAM SUR
The below table shows the evolution of accesses in Telefónica Hispam Sur over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2017 (*)	2018	%Reported YoY
Fixed telephony accesses (1)	7,938.5	7,435.2	(6.3%)
Internet and data accesses (2)	4,656.1	4,669.7	0.3%
Broadband	4,535.4	4,549.5	0.3%
FTTx/Cable	1,656.2	2,490.8	50.4%
Mobile accesses	43,775.1	42,575.1	(2.7%)
Prepay	27,631.8	25,571.6	(7.5%)
Contract	16,143.3	17,003.5	5.3%
M2M	1,199.8	1,457.7	21.5%
Pay TV	2,050.3	2,209.9	7.8%
Final Clients Accesses	58,419.9	56,889.9	(2.6%)
Total Accesses	58,445.9	56,913.1	(2.6%)
(*) Revised data.
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
Total accesses reached 56.9 million at December 31, 2018 (-2.6% year-on-year).
Mobile accesses fell by 2.7% year-on-year to 42.6 million customers in 2018, mainly due to a lower prepaid customer base.

•
Contract accesses increased 5.3% year-on-year, with growth in all countries in the region, as a result in part of the Group’s continued focus on attracting high-value customers. Contract accesses grew in Chile (+12.5%), Argentina (+2.9%), Peru (+4.8%) and Uruguay (+1.7%).

•
Prepay accesses decreased 7.5% year-on-year, with negative net adds of 2.1 million accesses at December 31, 2018, mainly as a result of the evolution in Chile (-892 thousand accesses) and Argentina (-810 thousand accesses), with Uruguay and Peru also reducing their accesses to a lesser extent. This evolution was mainly the result of intense market competition and the Group's continued focus on attracting high-value customers.

•
The smartphone customer base decreased 1.3% year-on-year at December 31, 2018, reaching 21.4 million accesses (-280 thousand compared to December 31, 2017) with a mobile access penetration of 51.3% (+0.6 percentage points year-on-year). The decrease was mainly attributable to the evolution in Peru (-4.5% year-on-year) and Argentina (-1.9% year-on-year), which more than offset the growth in Chile (+7.5% year-on-year) and Uruguay (+3.1% year-on-year). In addition, accesses with 4G handsets increased 27.5% year-on-year, reaching 16.0 million accesses by December 31, 2018.

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2018 Consolidated Financial Statements

Fixed accesses stood at 7.4 million at December 31, 2018 (-6.3% year-on-year) with negative net adds of 503 thousand customers, due to the erosion of the traditional fixed business.
Fixed broadband accesses reached 4.5 million at December 31, 2018 (+0.3% year-on-year), mainly as a result of the positive results in Peru (+10.1% year-on-year), which more than offset the decreases in accesses in Argentina (-9.1% year-on-year) and Chile (-1.1% year-on-year), as both operators focused on fiber (high-value customers), which negatively affected the growth in the copper business. The penetration of FBB accesses over fixed accesses stood at 61.2% (+4.0 percentage points year-on-year), as a result of the focus on UBB deployment in the region, reaching 8.3 million real estate units and 2.5 million connected accesses (+50.4% year-on-year). The penetration of UBB accesses over fixed broadband accesses stood at 54.7% (+18.2 percentage points year-on-year).
Pay TV accesses stood at 2.2 million (+7.8% year-on-year) with net adds of 160 thousand accesses mainly due to positive results in Peru (+11.8% year-on-year). “Movistar Play”, a TV service rendered through the Internet, was launched in the region and accounted for 490 thousand accesses as of December 31, 2018.
The table below shows the evolution of Telefónica Hispam Sur results over the past two years:

Millions of euros
TELEFÓNICA HISPAM SUR	2017 (*)	2018	% Reported YoY	% Organic YoY (1)
Revenues	8,218	6,677	(18.8%)	9.6%
Mobile Business	4,993	3,965	(20.6%)	9.8%
Mobile service revenues	4,319	3,115	(27.9%)	5.9%
Fixed Business	3,225	2,712	(15.9%)	9.3%
Other income	160	148	(7.5%)	21.7%
Supplies	(2,288)	(2,051)	(10.4%)	9.2%
Personnel expenses	(1,269)	(943)	(25.7%)	12.6%
Other expenses	(2,546)	(2,112)	(17.1%)	10.7%
OIBDA	2,275	1,719	(24.4%)	8.1%
OIBDA margin	27.7%	25.7%	(1.9 p.p.)	(0.4 p.p.)
Depreciation and amortization	(1,198)	(1,167)	(2.6%)	0.6%
Operating income (OI)	1,077	552	(48.7%)	15.9%
CapEx	1,414	1,116	(21.1%)	8.0%
OpCF (OIBDA-CapEx)	860	603	(29.9%)	8.3%
(*) Revised data.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Sur, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Exchange rate effects and hyperinflation adjustments in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rates of 2017 for both years). In 2018, we have also excluded the impact of hyperinflation adjustments in Argentina.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2018 and 2017, amounting to a 50 and 79 million euros impact in OIBDA, respectively.

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2018 Consolidated Financial Statements

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded in 2018 (21 million euros in Argentina) and 2017 (27 million euros in Uruguay).

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.
The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM SUR 2018	% Reported YoY	% Organic YoY	Exchange rate effect and hyperinflation	Restructuring costs	Spectrum acquisition	IFRS 15 impact
Revenues	(18.8%)	9.6%	(28.0)	—	—	(0.4)
Other income	(7.5%)	21.7%	(25.4)	—	—	(3.8)
Supplies	(10.4%)	9.2%	(19.5)	—	—	(0.0)
Personnel expenses	(25.7%)	12.6%	(36.0)	(1.5)	—	—
Other expenses	(17.1%)	10.7%	(27.3)	—	—	(0.5)
OIBDA	(24.4%)	8.1%	(32.6)	0.9	—	(1.1)
CapEx	(21.1%)	8.0%	(29.8)	—	0.8	—
OpCF (OIBDA-CapEx)	(29.9%)	8.3%	(37.2)	2.2	(1.3)	(2.9)
Results discussion
Revenues amounted to 6,677 million euros in 2018, decreasing 18.8% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effect and hyperinflation in Argentina, which contributed 28.0 percentage points to the decrease, and the adoption of IFRS 15, which contributed 0.4 percentage points to the decrease. In organic terms, revenues grew 9.6% year-on-year, driven by the positive performance of both mobile and fixed revenues and the increase in handset sales, in spite of interconnection tariff reductions.

•
Mobile service revenues reached 3,115 million euros in 2018, decreasing 27.9% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effect and hyperinflation in Argentina, which contributed 29.2 percentage points to the decrease, and the adoption of IFRS 15, which contributed 4.5 percentage points to the decrease. Excluding these effects, mobile service revenues grew by 5.9%. Mobile service revenues performance by country was as follows:

•
In Argentina, mobile service revenues reached 1,270 million euros in 2018, decreasing by 35.4% year-on-year in reported terms. This decrease was mainly due to the foreign exchange effect and hyperinflation, which contributed 49.8 percentage points to the decrease, and the adoption of IFRS 15, which contributed 9.1 percentage points to the decrease. Excluding these effects, these revenues grew by 23.5% due to the adjustment in tariffs in order to reflect the increase in inflation, a bigger customer base in postpaid and higher handsets revenues.

•
In Chile, mobile service revenues reached 905 million euros in 2018, decreasing by 15.3% year-on-year in reported terms, due mainly to the adoption of IFRS 15, which contributed 6.7 percentage points to the decrease, and the foreign exchange effect, which contributed 3.1 percentage points to the decrease. Excluding these impacts, these revenues decreased by 5.5%, as a result of increased commercial competition.

•
In Peru, mobile service revenues reached 748 million euros in 2018, decreasing by 30.2% year-on-year in reported terms mainly due to the adoption of IFRS 15, which contributed 11.2 percentage points to the decrease, and to the foreign exchange effect, which contributed 4.5 percentage points to the decrease. Excluding these impacts, these revenues decreased by 14.6% as a result of the

Telefónica, S.A. 210

2018 Consolidated Financial Statements

smaller customer base, and increased competition in the market due to the entry of new competitors, which also had an adverse impact on ARPU.

•
Data revenues in the segment reached 1,800 million euros in 2018, decreasing by 26.3% year-on-year in reported terms, due to the foreign exchange effect and hyperinflation in Argentina, which contributed 42.3 percentage points to the decrease, and the adoption of IFRS 15, which contributed 1.4 percentage points to the decrease. Excluding these effects, these revenues grew by 17.5% year-on-year mainly driven by higher data revenues in Argentina, which more than offset the decrease in Peru and Chile.

•
Fixed business revenues reached 2,712 million euros in 2018, decreasing by 15.9% year-on-year in reported terms. Excluding foreign exchange effects and hyperinflation in Argentina (-24.9 percentage points), and the adoption of IFRS 15 (-0.3 percentage points), these revenues grew by 9.3% year-on-year due to higher fixed broadband revenues and accesses and voice revenues in Argentina due to tariff adjustments, higher speed offers and the increase in high-value customers.

OIBDA reached 1,719 million euros in 2018, decreasing 24.4% year-on-year in reported terms, mainly as a result of the foreign exchange effect and hyperinflation in Argentina, which contributed 32.6 percentage points to the decrease, and the adoption of IFRS 15, which contributed 1.1 percentage points to the decrease. In organic terms, OIBDA increased by 8.1%, due to the increase in revenues which more than offset the increase in handset, network and IT expenses. The increase in expenses was mainly attributable to:

•
higher supply costs due to higher handsets costs driven by the increase in commercial activity, partially offset by the lower interconnection costs in all countries in the region, except Argentina and Chile;

•
higher personnel expenses driven by the increased inflation in some countries of the region, which were partially offset by the savings resulting from the restructuring plans carried out during 2018 in Chile; and

•
higher network expenses, mainly in Peru and Argentina, due to the expansion of the fixed and mobile networks, as well as a result of inflation and the depreciation of Latin American currencies against the U.S. dollar.

Below is additional information by country:

•
Argentina: OIBDA amounted to 669 million euros in 2018, decreasing by 31.1% in reported terms. The exchange rate effect and hyperinflation (-71.2 percentage points) and the adoption of IFRS 15 (-0.2 percentage points) contributed significantly to this decrease. Excluding these effects, OIBDA grew by 40.3% year-on-year, thanks to the positive performance of revenues, which offset the effect of higher expenses as a result of inflation. Customer service expenses also increased as a result of changes in IT systems aimed at providing a better service and unifying the brand name. Personnel expenses increased as a result of inflation.

•
Chile: OIBDA amounted to 617 million euros in 2018, decreasing 2.1% year-on-year in reported terms due to the exchange rate evolution (which contributed 3.5 percentage points to the decrease) and the adoption of IFRS 15 (which contributed 3.6 percentage points to the decrease). Excluding these effects, OIBDA increased by 5.0%, due to efficiency efforts carried out throughout the year which resulted in a decrease in costs that more than offset the decrease in revenues.

•
Peru: OIBDA amounted to 350 million euros in 2018, decreasing 40.5% in reported terms. Excluding the impact of the exchange rate effect (which contributed 3.3 percentage points to the decrease) and the adoption of IFRS 15 (which contributed 0.1 percentage points to the decrease), OIBDA decreased by 37.1%, as a result of the decrease in revenues and the higher commercial expenses incurred with the objective of turning around last year’s commercial trend. The increased commercial activity in 2018 resulted in an increase in the customer base.

OIBDA margin reached 25.7% in 2018, decreasing by 1.9 percentage points year-on-year in reported terms, mainly impacted by the lower margin in Peru.

Telefónica, S.A. 211

2018 Consolidated Financial Statements

3.4. 2017 Highlights
2017 was characterized by positive growth in OIBDA and operating cash flow (OIBDA-CapEx), up by 7.1% and by 21.0% respectively year-on-year in reported terms. Furthermore, the Company continued its transformation process with 44.4 million premises passed ready to use FTTx, additionally, the LTE coverage reached 72% as of December 31, 2017 (+10.5 percentage points year-on-year), as a result of which the CapEx over revenues ratio remained at 16.7%. The Company closed the year with a total of 343 million accesses (down 1.9% year-on-year), explained by the decrease in prepay and fixed voice. In line with our strategic focus to grow in high-value customers, post-pay customers grew by 4.6% year-on-year, reaching 116 million customers, while UBB customers reached 11 million customers at December 31, 2017, representing a 20% increase year-on-year.
In 2017, revenues totaled 52,008 million euros, down 0.1% compared to 2016 in reported terms (+3.4% in organic terms). OIBDA totaled 16,187 million euros in 2017, up 7.1% in reported terms. In organic terms, OIBDA was up 5.3%, mainly due to the positive evolution of all regions and offsetting the lower service revenues in Spain. In 2017, operating income was 6,791 million euros, up by 24.2% as compared to 2016 in reported terms (+14.1% in organic terms), which included depreciation and amortization of 9,396 million euros, down by 2.6% as compared to 2016 in reported terms.
Telefónica's total accesses totaled 343.5 million as of December 31, 2017, decreasing by 1.9% year-on-year, mainly as a result of the reduction of the prepay base in Telefónica Hispam Norte, Telefónica Hispam Sur and Telefónica Germany. By service, commercial activity related to high value customers increased, resulting in a growth of the contract mobile segment (smartphones and LTE), fiber and Pay TV. Accesses in Telefónica Hispam Sur decreased by 5.8% year-on-year (representing 17.0% of the Group’s total accesses as of December 31, 2017), accesses in Telefónica Germany decreased by 3.5% (representing 13.9% of the Group's total accesses as of December 31, 2017) and accesses in Telefónica Hispam Norte decreased by 1.7% year-on-year (representing 21.1% of the Group's total accesses as of December 31, 2017).
The below table shows the evolution of accesses for 2016 and 2017 as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	38,280.1	36,898.6	(3.6%)
Internet and data accesses (2)	21,652.1	21,864.6	1.0%
Broadband (3)	21,194.9	21,417.5	1.1%
FTTx/Cable	9,137.6	10,961.6	20.0%
Mobile accesses	276,450.0	271,766.9	(1.7%)
Prepay	165,663.2	155,868.5	(5.9%)
Contract	110,786.8	115,898.4	4.6%
M2M	14,002.0	16,137.2	15.2%
Pay TV	8,289.0	8,467.7	2.2%
Final Clients Accesses	344,671.1	338,997.9	(1.6%)
Wholesale Accesses	5,300.9	4,460.2	(15.9%)
Total Accesses	349,972.1	343,458.1	(1.9%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
(3) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

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The below table shows the evolution of accesses by segment:

Accesses 2017	YoY variation	% Over Total Accesses
		2016	2017
Telefónica Spain	(0.6%)	11.8%	11.9%
Telefónica United Kingdom	(1.7%)	7.4%	7.4%
Telefónica Germany	(3.5%)	14.1%	13.9%
Telefónica Brazil	0.7%	27.8%	28.5%
Telefónica Hispam Norte	(1.7%)	21.1%	21.1%
Telefónica Hispam Sur	(5.8%)	17.7%	17.0%
Other companies	28.9%	0.1%	0.2%
Mobile accesses totaled 271.8 million at December 31, 2017, down 1.7% compared to December 31, 2016. The decrease in prepay accesses (-5.9% year-on-year) more than offset the increase in accesses in mobile contract (+4.6% year-on-year), which continued to increase their weight over total mobile accesses reaching 42.6% (+2.6 percentage points year-on-year).
Smartphone accesses grew (up 7.9% year-on-year), totaling 158.7 million accesses and reaching a penetration rate over total accesses of 63.0% (+5.9 percentage points year-on-year), reflecting the Company’s strategic focus on the growth of its data services.
Fixed broadband accesses stood at 21.4 million at December 31, 2017, up 1.1% year-on-year. Fiber accesses stood at 11.0 million at December 31, 2017 compared to 9.1 million in 2016.
Pay TV accesses totaled 8.5 million as of December 31, 2017, growing 2.2% year-on-year, due to the growth in Telefónica Spain (+5.2% year-on-year), that expanded its TV offer to the whole Fusión base and in Telefónica Hispam Sur (+5.9% year-on-year) where all countries offering this service grew.
The table below shows the evolution of our estimated access market share for mobile and fixed broadband during 2016 and 2017.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2016	2017
Spain	29.7%	29.3%
United Kingdom	26.9%	26.3%
Germany	37.9%	36.9%
Brazil	30.2%	31.7%
Argentina	33.3%	32.8%
Chile	32.6%	32.2%
Peru	44.0%	36.8%
Colombia	23.4%	24.4%
Venezuela	37.8%	39.1%
Mexico	24.2%	22.0%
Central America	29.9%	28.4%
Ecuador	30.7%	30.0%
Uruguay	33.0%	34.2%
(1) Internal estimates in both years

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	FBB Market Share (1)
Telefónica	2016	2017
Spain	42.5%	40.6%
Brazil	27.9%	26.5%
Argentina	28.4%	24.1%
Chile	36.5%	34.6%
Peru	78.7%	73.9%
Colombia	16.3%	15.3%
(1) Internal estimates in both years

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3.5. 2017/2016 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for 2017 and 2016.

	Year ended December 31,				Variation
Consolidated Results	2016		2017		2017 vs 2016
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	52,036	100.0%	52,008	100.0%	(28)	(0.1%)
Other income	1,763	3.4%	1,489	2.9%	(274)	(15.5%)
Supplies	(15,242)	(29.3%)	(15,022)	(28.9%)	220	(1.4%)
Personnel expenses	(8,098)	(15.6%)	(6,862)	(13.2%)	1,236	(15.3%)
Other expenses	(15,341)	(29.5%)	(15,426)	(29.7%)	(85)	0.5%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,118	29.1%	16,187	31.1%	1,069	7.1%
OIBDA Margin	29.1%		31.1%			2.1 p.p.
Depreciation and amortization	(9,649)	(18.5%)	(9,396)	(18.1%)	253	(2.6%)
OPERATING INCOME	5,469	10.5%	6,791	13.1%	1,322	24.2%
Share of (loss) income of investments accounted for by the equity method	(5)	0.0%	5	0.0%	10	c.s.
Net financial expense	(2,219)	(4.3%)	(2,199)	(4.2%)	20	(0.9%)
PROFIT BEFORE TAX	3,245	6.2%	4,597	8.8%	1,352	41.6%
Corporate income tax	(846)	(1.6%)	(1,219)	(2.3%)	(373)	44.1%
PROFIT FOR THE YEAR	2,399	4.6%	3,378	6.5%	979	40.8%
Attributable to equity holders of the Parent	2,369	4.6%	3,132	6.0%	763	32.2%
Attributable to non-controlling interests	30	0.1%	246	0.5%	216	n.m.
c.s.: change of sign
n.m.: not meaningful

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2017/2016 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects and hyperinflation adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

Foreign exchange rates had a negative impact on our reported 2017 results, mainly due to the depreciation versus the euro of various Latin American currencies (in particular the Venezuela bolivar and the Argentine peso) and the pound sterling.
The impact of hyperinflation adjustments in Venezuela has been excluded by reversing such adjustments.
Foreign exchange effects and hyperinflation in Venezuela decreased revenue growth by 3.2 percentage points and OIBDA growth by 4.7 percentage points.

•
Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in 2017 and 2016. The main changes in our consolidation perimeter in such years related to the sale of Telefé and the sale of Telecomunicaciones Personalizadas in the last quarter of 2016, and the

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inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom in our consolidation perimeter since October 2017.
To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2016 comparative figures exclude the consolidated results of Telefé and Telecomunicaciones Personalizadas, and in 2017 we exclude the results of Telebucaramanga, Metrotel and Optecom.

•
Restructuring costs: we have excluded the impact in 2017 and 2016 of restructuring costs, mainly those related to the first Collective Agreement of Related Companies in Spain (Individual Suspension Plan), restructuring processes relating to Telefónica Germany, Telefónica Hispam Norte and Telefónica Hispam Sur, and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs was as follows (impacts on OIBDA):

Millions of euros	2016	2017
Telefónica Spain	837	165
Telefónica Brazil	40	—
Telefónica Germany	89	82
Telefónica United Kingdom	37	—
Telefónica Hispam Norte	18	24
Telefónica Hispam Sur	66	79
Other companies	293	(10)
Total restructuring costs	1,380	340

•	Results of tower sales: the results attributable to the sale of towers in 2017 and 2016 have been excluded.
In 2017, the impact on OIBDA from the sale of towers totaled 7 million euros, mainly in Telefónica Hispam Norte.
In 2016, the impact on OIBDA from the sale of towers totaled 1 million euros, mainly in Telefónica Hispam Norte.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2017 and 2016.
In 2017, these acquisitions totaled 538 million euros, 470 million euros corresponding to Telefónica Colombia, 4 million euros corresponding to Telefónica México, 36 million euros corresponding to Telefónica Central America (21 million euros in Costa Rica and 15 million euros in El Salvador), 27 million euros corresponding to Telefónica Uruguay and 1 million euros corresponding to Telefónica Germany.
In 2016, these acquisitions totaled 345 million euros, 284 million euros corresponding to Telefónica Peru, 48 million euros corresponding to Telefónica Brazil, 7 million euros corresponding to Telefónica Spain and 6 million euros corresponding to Telefónica Germany.

•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded from calculations of organic variations.
In 2017 no results were recorded related to sales of companies. In 2016, the 199 million euros in profit obtained from the sale of Telefé and the 29 million euros obtained from the sale of Telecomunicaciones Personalizadas were excluded. Similarly, the loss of 16 million euros incurred in the sale of Vocem was also excluded.

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•	Impairment of goodwill: the impairment losses on goodwill are excluded in calculations of organic variations.
In 2017, no goodwill impairments were recorded. The comparative base for 2016 excludes the impairment of the goodwill allocated to Telefónica Venezolana and Telefónica Móviles México, amounting to 124 million euros and 91 million euros, respectively.

•
Other adjustments: the impact of the provision of certain regulatory contingencies is excluded in 2017, amounting to 50 million euros in Telefónica Brazil and 57 million euros in other companies, as well as the provisions recorded in Telefónica Spain to optimize the distribution network in the amount of 13 million euros in 2017 and 18 million euros in 2016. Also the positive result of Telefónica Venezuela tariff increases in the last quarter of 2017 is excluded (6 million euros in revenues and 2 million euros in OIBDA).

The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

TELEFÓNICA 2017	YoY variation
	% Reported YoY	% Organic YoY
Revenues	(0.1%)	3.4%
Other income	(15.5%)	(3.6%)
Supplies	(1.4%)	0.6%
Personnel expenses	(15.3%)	3.0%
Other expenses	0.5%	3.7%
OIBDA	7.1%	5.3%
Operating income	24.2%	14.1%
CapEx	(2.6%)	(1.2%)
OpCF (OIBDA-CapEx)	21.0%	12.2%
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2017	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments	Other adjustments
Revenues	(3.2)	(0.3)	—	—	—	—	—	—
Other income	0.1	—	—	0.4	—	(12.9)	—	—
Supplies	(1.8)	(0.2)	—	—	—	—	—	—
Personnel expenses	(4.3)	(0.8)	(12.7)	—	—	—	—	—
Other expenses	(4.5)	(0.1)	—	—	—	(0.1)	(1.4)	3.2
OIBDA	(4.7)	(0.2)	6.8	—	—	(1.4)	1.4	(0.6)
Operating Income	(10.7)	(0.5)	18.9	0.1	—	(3.9)	3.9	(1.8)
CapEx	(3.6)	—	—	—	2.2	—	—	—
OpCF (OIBDA-CapEx)	(6.4)	(0.4)	16.7	0.1	(3.1)	(3.4)	3.5	(1.6)

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Results discussion
Revenues totaled 52,008 million euros in 2017, decreasing 0.1% compared to 2016 in reported terms, impacted by the negative evolution in foreign exchange rates and hyperinflation in Venezuela (-3.2 percentage points year-on-year) and the changes in the consolidating perimeter (-0.3 percentage points year-on-year), which offset the higher revenues of Telefónica Hispam Norte, Telefónica Hispam Sur, Telefónica Brazil and Telefónica United Kingdom. In organic terms (for additional information on organic variations, see "Adjustments made to calculate organic variations"), revenues increased by 3.4%. The structure of revenues reflects Telefónica’s business diversification. The segment with the largest contribution to our revenues was Telefónica Spain, representing 24.3% (-0.3 percentage points compared to 2016), followed by Telefónica Brazil, representing 23.1% (+1.8 percentage points compared to 2016), and Telefónica Hispam Sur, representing 15.8% (+0.7 percentage points compared to 2016).
Since January 1, 2017 Mobile Service Revenues (mainly data revenue) and Fixed revenues were revised due to different allocation criteria. For comparative purposes, these numbers for 2016 are reported using the same criteria. This change does not affect the total Mobile Business Revenues figures reported for 2016.
Mobile business revenues totaled 32,827 million euros in 2017 (of which 28,677 million euros corresponded to service revenues and 4,150 million euros corresponded to handset revenues), up 1.2% year-on-year in reported terms as a result of the higher revenues of Telefónica Hispam Sur, Telefónica Brazil and Telefónica United Kingdom, which were partially offset by the negative impact of the evolution in foreign exchange rates and hyperinflation in Venezuela (-4.1 percentage points year-on-year). In organic terms, mobile business revenues grew by 5.3% despite the regulatory impacts affecting interconnection revenues in some operators of the Group.
Mobile service revenues, which include mobile data revenues, totaled 28,677 million euros in 2017, up 0.9% year-on-year in reported terms mainly explained by higher data consumption. Excluding the impact of changes in foreign exchange rates and hyperinflation in Venezuela the growth was 5.1%.
Mobile data revenues totaled 16,942 million euros in 2017, up 11.5% in reported terms mainly due to higher consumption of data by our customers. Excluding the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.4 percentage points year-on-year), the growth of mobile data revenues was 16.8% as a result of the popularization of the use of data with the growth of commercial plans including data-inclusive prepay plans. Mobile data revenues accounted for 59.1% of mobile service revenues in 2017, up 5.6 percentage points compared to 2016 in reported terms.
Fixed revenues totaled 18,331 million euros in 2017, up 1.8% year-on-year in reported terms, despite the negative impact of changes in foreign exchange rates and hyperinflation in Venezuela (-0.1 percentage points year-on-year). Excluding such impact, fixed revenues increased by 1.9% mainly as a result of higher broadband connection revenues and Pay TV revenues due to the commercial actions carried out by the Company in order to increase our value proposition by giving even more speed to our customers.
Other income totaled 1,489 million euros in 2017, which mainly included own work capitalized in our fixed assets and the profit from the sale of other assets.
In 2016, other income also included the profit obtained from the sale of Telefé (199 million euros) and Telecomunicaciones Personalizadas (29 million euros).
Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses, amounted to 37,310 million euros in 2017, down 3.5% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.4 percentage points year-on-year) and to lower restructuring costs in 2017 (-2.7 percentage points year-on-year). These costs are explained in detail below:

•
Supplies amounted to 15,022 million euros in 2017, down 1.4% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates and hyperinflation in Venezuela (-1.8 percentage points). In organic terms, supplies expenses increased by 0.6% year-on-year, mainly due to higher handset costs.

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•
Personnel expenses amounted to 6,862 million euros in 2017, down 15.3% year-on-year in reported terms. This decrease was mainly attributable to lower restructuring costs in 2017 (303 million euros in 2017 versus 1,336 million euros in 2016). In organic terms, personnel costs increased 3.0% year-on-year mainly due to inflationary pressure in some Latin American countries.

The average headcount was 125,371 employees in 2017, down 5.1% compared to 2016.

•
Other expenses amounted to 15,426 million euros in 2017, up 0.5% year-on-year in reported terms, mainly as a result of inflationary pressure in some Latin American countries and the depreciation of certain Latin American currencies against the U.S. dollar, which offset the impact of foreign exchange rates and hyperinflation in Venezuela (-4.5 percentage points). There were also increases in network costs, as a result of the growth in data traffic, and higher systems costs, due to the transformation process of our systems which require us to have both systems cohabitating, as we are still decommissioning some IT systems. In organic terms, other expenses increased by 3.7% year-on-year.

OIBDA was 16,187 million euros in 2017, up 7.1% in reported terms, mainly due to the lower restructuring costs in 2017 compared to 2016 (+6.8 percentage points), partially offset by the impact of foreign exchange rates and hyperinflation in Venezuela (-4.7 percentage points). In organic terms, OIBDA grew by 5.3% mainly due to the positive evolution of service revenues and the continuous effort to contain costs.
OIBDA margin stood at 31.1% in 2017, up 2.1 percentage points compared to 2016 in reported terms.
By segments, the main contributors to Group OIBDA were: Telefónica Spain with 30.6% (+1.5 percentage points compared to 2016), Telefónica Brazil with 25.9% (+1.4 percentage points compared to 2016) and Telefónica Hispam Sur with 14.1% (reducing its contribution by 1.6 percentage points compared to 2016 due to the lower contribution of Peru and Chile).
Depreciation and amortization amounted to 9,396 million euros in 2017, down 2.6% year-on-year in reported terms, mainly due to the impact of foreign exchange rates and hyperinflation in Venezuela (-1.3 percentage points) and lower amortization in Telefónica Spain and Telefónica Germany.
Operating income (OI) in 2017 totaled 6,791 million euros, up 24.2% in reported terms (14.1% in organic terms).
The share of income (loss) of investments accounted for by the equity method for 2017 was a gain of 5 million euros (compared to a loss of 5 million euros in 2016).
Net financial results amounted to a loss of 2,199 million euros in 2017, 0.9% lower than the previous year, due to a lower cost of debt in European and Latin American currencies, which was partially offset by a lower impact associated to Venezuela and by not generating this year the savings from 2016 in FX hedging linked to Telefónica United Kingdom.
Corporate income tax amounted to 1,219 million euros in 2017. Considering a profit before taxes of 4,597 million euros, the effective tax rate stood at 26.5%, in line with the previous year (26.1%).
As a result, profit for the year attributable to equity holders of the parent for 2017 was 3,132 million euros (2,369 million euros in 2016).
Profit attributable to non-controlling interests was 246 million euros, 216 million euros higher than in 2016, mainly due to the increase in the profit attributable to minority interests at Telefónica Brazil and Telefónica Colombia and lower loss attributable to Telefónica Germany.

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3.6. 2017/2016 Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain for 2016 and 2017 as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	9,720.2	9,304.7	(4.3%)
Internet and data accesses (2)	6,094.5	6,039.6	(0.9%)
Broadband	6,067.3	6,020.3	(0.8%)
FTTH	2,998.3	3,423.7	14.2%
Mobile accesses	17,237.7	17,576.5	2.0%
Prepay	2,329.3	1,793.4	(23.0%)
Contract	14,908.4	15,783.1	5.9%
M2M	2,006.3	2,015.6	0.5%
Pay TV	3,657.0	3,847.6	5.2%
Final Clients Accesses	36,709.4	36,768.5	0.2%
Wholesale Accesses	4,525.5	4,221.1	(6.7%)
Total Accesses	41,234.9	40,989.6	(0.6%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2017 the commercial activity continued to leverage the differentiated assets of the Company, mainly through the convergent offer (which means the offer of more than a single service for a single price) “Movistar Fusión+” and the "Más por Más” strategy. The Company continued to evolve the above mentioned offer and to adapt it to incremental customer demand mainly through the rise of data in all mobile lines included in the Fusión portfolio. In addition, in July 2017 the portfolio was increased with the launching of two new options for “Fusión +” (“Fusión Series” and “Fusión #0”) which include TV services and its functionalities in all the convergent portfolio.
In 2017 Consumer “Fusión” churn rose up to 1.5% (+0.2 percentage points year-on-year), reflecting increased commercial competition in the market during the year. Broadband accesses decreased by 47 thousand year-on-year and fixed telephony accesses net loss, reached 416 thousand customers. On the other hand, high-value accesses such as fiber accesses, increased by 425 thousand and mobile contract accesses increased by 875 thousand, showing the success of the convergent strategy (which means the offer of more than a single service for a single price) that from 2017 includes a second mobile line in all “Fusión” tariffs additional to the main line that was already included in the package.
Telefónica Spain had 41.0 million accesses at the end of December 2017, down 0.6% year-on-year, explained by the decrease in prepay mobile accesses, fixed telephony accesses as well as copper wholesale accesses. Retail accesses increased by 0.2% year-on-year.
Consumer “Movistar Fusión”, with a customer base of 4.4 million with 3.7 million additional mobile add-ons to the original offer as of December 31, 2017, maintained a solid year-on-year growth (+2.1% and +45.2% respectively compared to December 31, 2016) and contributed 85.5% of the fixed retail broadband customer base (+2.2 percentage points year-on-year) and 79.3% of the wireless contract customer base (+6.2 percentage points year-on-year). There was significant growth in the penetration of the high-value services of “Movistar Fusión”, with 38.4% of the customer base already using 300 Mb ultra-fast broadband (+1.7 percentage points year-on-year) and 75.6% of the customer base having Pay TV as of December 31, 2017 (+7.7 percentage points

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year-on-year), as well as growth in mobile lines (each main Fusión package had 1.8 mobile lines in average compared to 1.6 in 2016).
Retail broadband accesses decreased 47 thousand accesses in 2017, totaling 6 million accesses (-0.8% year-on-year).
Fiber accesses showed a good evolution in terms of net adds, reaching 3.4 million customers at December 31, 2017 (up 14.2% compared to December 31, 2016), representing 56.9% of broad band accesses (+7.5 percentage points year-on-year), with 425 thousand new accesses in 2017. Ultra-speed fiber accesses with 300 Mb (with additional ARPU of 10-12 euros, including VAT) reached 2.2 million accesses (64.5% of total fiber accesses). At December 31, 2017 the fiber deployment reached 19.2 million premises, 2.1 million more than at December 31, 2016, and continues to be the largest in Europe.
Total mobile accesses stood at 17.6 million, up 2.0% compared with year-end 2016 as a result of the increase in contract accesses and despite the decrease in prepay accesses, reflecting the success of the convergent strategy and the good evolution of the mobile number portability in the last quarter of the year, boosted by the improvement of the portability offer. The contract access base accelerated its growth during 2017, growing by 5.9% year-on-year. Smartphone penetration stood at 76.4% of the mobile voice base (+5.6 percentage points compared to year-end 2016) and significantly boosted data traffic which grew by 110.8% year-on-year in 2017 due to the higher number of customers with the renewed portfolio containing superior data packages.
LTE network rollout continued to progress and coverage reached approximately 97% (criteria based on competitors' calculation by summing up all inhabitants of the cities with some LTE coverage) of the population at December 31, 2017, up 0.7 percentage points compared to December 31, 2016. As a result, the LTE customer base was over 7.6 million customers at December 31, 2017, while penetration reached 49.4% (+9.5 percentage points year-on-year) over the total mobile base.
Pay TV accesses reached 3.8 million at the end of 2017, growing by 5.2% compared to December 31, 2016 driven by the inclusion of TV services in all “Fusión” portfolio convergent packages since July 2017.
Wholesale accesses stood at 4.2 million at the end of 2017, decreasing by 6.7% year-on-year, however NEBA (New Ethernet Broad Band Service for Wholesale) Fiber accesses net adds increased to 850 thousand accesses, representing 20.1% of total wholesale accesses (+12.9 percentage points year-on-year) and reflecting the positive evolution of the network due to the use of superior technologies.

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The table below shows Telefónica Spain’s results for 2016 and 2017:

Millions of euros
TELEFÓNICA SPAIN	2016	2017	%Reported YoY	%Organic YoY (3)
Revenues	12,815	12,653	(1.3%)	(1.2%)
Consumer (1)	6,536	6,602	1.0%	1.0%
Fusión	4,096	4,470	9.1%	9.1%
Out of Fusión	2,440	2,132	(12.6%)	(12.6%)
Corporate	3,445	3,401	(1.3%)	(1.3%)
Communications	2,721	2,631	(3.3%)	(3.3%)
IT	724	770	6.4%	6.4%
Others (2)	2,337	2,271	(2.8%)	(2.5%)
Other income	474	410	(13.5%)	(8.0%)
Supplies	(3,406)	(3,481)	2.2%	2.2%
Personnel expenses	(3,022)	(2,212)	(26.8%)	(6.3%)
Other expenses	(2,458)	(2,418)	(1.6%)	(1.4%)
OIBDA	4,403	4,952	12.5%	(1.8%)
OIBDA Margin	34.4%	39.1%	4.8 p.p.	(0.2 p.p.)
Depreciation and amortization	(1,827)	(1,688)	(7.6%)	(7.6%)
Operating income (OI)	2,576	3,264	26.7%	1.3%
CapEx	1,852	1,683	(9.1%)	(8.8%)
OpCF (OIBDA-CapEx)	2,551	3,269	28.2%	2.0%
(1) Consumer revenues also include freelance revenues.
(2) Other includes wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•	Changes in the scope of consolidation: the main change in 2017 as compared with the previous year related to the sale of Telecomunicaciones Personalizadas in the last quarter of 2016.

•
Restructuring costs: the impact of certain restructuring costs related to the Individual Suspension Plan and other plans in Spain amounting to 165 million and 837 million euros in 2017 and 2016, respectively, were excluded.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016, which totaled 7 million euros. During 2017 no acquisitions were made.

•	Gains or losses on the sale of companies: in the comparative base of 2016, the gain obtained from the sale of Telecomunicaciones Personalizadas for 29 million euros was excluded.

•	Optimization of the distribution network: the impact of the provisions recorded totaling 13 and 18 million euros in 2017 and 2016, respectively, were excluded.

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The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2017	%Reported YoY	%Organic YoY	Perimeter change	Restructuring costs	Spectrum acquisition	Capital Gains/losses on sale of companies	Spain distribution network
Revenues	(1.3%)	(1.2%)	(0.1)	—	—	—	—
Other income	(13.5%)	(8.0%)	—	—	—	(6.0)	—
Supplies	2.2%	2.2%	—	—	—	—	—
Personnel expenses	(26.8%)	(6.3%)	—	(22.3)	—	—	—
Other expenses	(1.6%)	(1.4%)	—	—	—	—	(0.2)
OIBDA	12.5%	(1.8%)	(0.1)	15.3	—	(0.7)	0.1
CapEx	(9.1%)	(8.8%)	—	—	(0.4)	—	—
OpCF (OIBDA-CapEx)	28.2%	2.0%	(0.2)	26.4	0.3	(1.1)	0.2
Results discussion
Revenues in Telefónica Spain in 2017 were 12,653 million euros, down 1.3% year-on-year in reported terms mainly as a result of the decrease in handset revenues. In organic terms (excluding Telecomunicaciones Personalizadas from the consolidation perimeter), revenues were down 1.2% year-on-year.
Given the high penetration level of convergent offers (which means the offer of more than a single service for a single price), the revenue breakdown by service is considered to be increasingly less relevant. For this reason, Telefónica Spain has established a revenue breakdown that management believes is more meaningful.

•
Consumer revenues (6,602 million euros in 2017) grew by 1.0% year-on-year in reported terms mainly driven by the growth in ARPU and in the number of customers as well as a significant improvement in the customers' mix. It is worth highlighting the strong growth in "Fusión" revenues during 2017 (4,470 million euros, +9.1% year-on-year in reported terms) which more than offset the drop in "non-Fusión" revenues.

•	Business revenues (3,401 million euros in 2017) decreased by 1.3% year-on-year in reported terms, mainly due to a better evolution in the communications revenues trend and higher IT revenues.

•
Other revenues, which include wholesale, subsidiaries and other revenues (2,271 million euros in 2017) decreased by 2.8% year-on-year in reported terms, due mainly to lower wholesale revenues from TV and MVNOs and, to a lesser extent, to the effect of price regulatory changes applicable throughout 2017 (affecting NEBA (New Ethernet Broad Band Service for Wholesale), ORLA (leased lines reference offer including Ethernet interfaces), etc.).

Fusión ARPU rose to 85.1 euros in 2017, up 5.8% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions, as well as the improvement in the customers' mix stimulated by the renovation of our portfolio including additional mobile lines, additional contents as well as an improvement in functionalities in the convergent offers.
OIBDA amounted to 4,952 million euros in 2017, up 12.5% year-on-year in reported terms. In 2016, OIBDA was adversely affected by the provisions recorded in connection with the restructuring costs resulting from the extension to 2018 of the ‘Individual Suspension Plan’ and other restructuring plans (837 million euros) and the restructuring of the distribution channel (18 million euros). In 2017, OIBDA included lower provisions related mainly to the ‘Individual Suspension Plan’ as a result of its increased acceptance (165 million euros), which we expect will result in further cost savings, and the restructuring of the distribution channel (13 million euros).

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In organic terms, OIBDA decreased 1.8% year-on-year, mainly due to the lower wholesale revenues and higher content costs, partially offset by the decrease in personnel expenses. Personnel expenses decreased 6.3% year-on-year in organic terms driven by the savings generated by the ‘Individual Suspension Plan’ (158 million euros). On the other hand, the increase in supplies (+2.2% in reported terms) which were impacted by higher content costs and IT equipment purchases, were partially offset by the other expenses, which dropped 1.6% in reported terms principally due to lower commercial costs.
OIBDA margin was 39.1% in 2017 in reported terms, down 4.8 percentage points year-on-year in reported terms.

TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom for 2016 and 2017 as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	272.6	283.9	4.1%
Internet and data accesses (2)	23.7	25.3	6.6%
Broadband	23.7	25.3	6.6%
Mobile accesses	25,462.7	25,003.9	(1.8%)
Prepay	9,701.4	9,203.7	(5.1%)
Contract	15,761.3	15,800.2	0.2%
M2M	3,266.9	3,358.9	2.8%
Final Clients Accesses	25,759.0	25,313.1	(1.7%)
Total Accesses	25,759.0	25,313.1	(1.7%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2017, Telefónica United Kingdom maintained a competitive position which has been underpinned by the strength of the O2 brand, new and innovative commercial propositions and customer experience. These factors have allowed the Company to maintain customer loyalty and continue to keep growing in high-value customers in a competitive market.
The total access base went down by 1.7% year-on-year and stood at 25.3 million at December 31, 2017, mainly driven by a 1.8% decline in the mobile customer base.
The contract mobile customer base grew 0.2% year-on-year and stood at 15.8 million accesses, with a broadly stable 63.2% share over the total mobile base. Mobile accesses decreased by 459 thousand customers, driven by higher volatility in the prepay customer base (which decreased 5.1% year-on-year to 9.2 million at December 31, 2017) and 228 thousand inactive disconnections in postpay. Smartphone penetration reached 76.5% of the total mobile accesses base, up 8.1 percentage points year-on-year. LTE customers, increased by 6.6% year-on-year reaching 12.9 million at December 31, 2017. LTE penetration reached 59.6% of the total mobile access base.

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The table below shows the evolution of Telefónica United Kingdom's results for 2016 and 2017:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2016	2017	% Reported YoY	% Organic YoY (1)
Revenues	6,861	6,540	(4.7%)	2.2%
Mobile service revenues (2)	5,363	5,050	(5.8%)	1.0%
Other income	148	135	(9.0%)	(2.4%)
Supplies	(3,226)	(3,125)	(3.1%)	3.9%
Personnel expenses	(528)	(442)	(16.2%)	(3.4%)
Other expenses	(1,546)	(1,469)	(5.0%)	1.9%
OIBDA	1,709	1,639	(4.1%)	0.7%
OIBDA Margin	24.9%	25.1%	0.1 p.p.	(0.4 p.p.)
Depreciation and amortization	(1,090)	(1,047)	(4.0%)	3.0%
Operating Income (OI)	619	592	(4.3%)	(3.1%)
CapEx	931	827	(11.2%)	(4.8%)
OpCF (OIBDA-CapEx)	778	812	4.4%	6.9%
(1) See adjustments made to calculate organic variation below.
(2) Mobile service revenues include revenues from MVNOs since January 1, 2017, which were previously accounted as "Handset revenues and others"; these criteria are applied across Telefónica Group. For comparative purposes, mobile services and handset revenues for 2016 are reported using the same criteria.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

•	Restructuring costs: we have excluded the impact in 2017 and 2016 of restructuring costs, amounting to 314 thousand euros and 37 million euros, respectively.
The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2017	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs
Revenues	(4.7%)	2.2%	(6.9)	—
Other income	(9.0%)	(2.4%)	(6.6)	—
Supplies	(3.1%)	3.9%	(7.0)	—
Personnel expenses	(16.2%)	(3.4%)	(6.1)	(7.0)
Other expenses	(5.0%)	1.9%	(6.9)	—
OIBDA	(4.1%)	0.7%	(7.0)	2.2
CapEx	(11.2%)	(4.8%)	(6.4)	—
OpCF (OIBDA-CapEx)	4.4%	6.9%	(7.6)	4.8
Results discussion
Total revenues were 6,540 million euros in 2017, down by 4.7% year-on-year in reported terms mainly due to the depreciation of the pound sterling (which accounted for 6.9 percentage points of the year-on-year decrease). In organic terms, revenues increased by 2.2% year-on-year due mainly to higher mobile service revenues and the handset revenues growth as well as revenues linked to M2M programs.

•
Mobile service revenues totaled 5,050 million euros in 2017, down by 5.8% year-on-year in reported terms due mainly to the depreciation of the pound sterling (which accounted for 6.8 percentage points of the year-on-year decrease). Excluding this impact, mobile service revenues grew by 1.0% due to the increase in "In-Bundle" tariffs (which are linked to the RPI (Retail Price Index)) and the higher data consumption that offset the significant negative impact from changes in the European roaming regulation that became effective on June 15, 2017.

Mobile ARPU decreased by 6.5% year-on-year in reported terms due mainly to the depreciation of the pound sterling. In organic terms, ARPU increased by 0.3% with a data ARPU growth of 1.1% year-on-year, despite the significant negative impact from changes in the European roaming regulation, due to the growth of high-speed network penetration that led to the increased adoption of high end tariffs by our customers.

TELEFÓNICA UNITED KINGDOM	2016	2017	%YoY	%Organic YoY
Voice Traffic (millions of minutes)	93,306	94,723	1.5%	1.5%
ARPU (EUR)	17.0	15.9	(6.5%)	0.3%
Prepay	7.5	6.9	(7.0%)	0.3%
Contract (1)	28.8	26.8	(6.8%)	0.2%
Data ARPU (EUR)	10.3	9.7	(5.8%)	1.1%
% non-SMS over data revenues (2)	64.2%	65.5%	1.3 p.p.	1.3 p.p.
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria
OIBDA totaled 1,639 million euros in 2017, down by 4.1% year-on-year in reported terms, mainly as a result of the depreciation of the pound sterling. In organic terms, OIBDA increased by 0.7% year-on-year mainly as a result of higher mobile service revenues (+1.0% year-on-year in organic terms) despite the significant negative impact from the new European roaming regulation (RLAH "Roaming Like at Home") and the costs growth, associated with 4G network deployment needed to support the higher data traffic demand.
The OIBDA margin stood at 25.1% in reported terms in 2017, with an increase of 0.1 percentage points compared to 2016.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany for 2016 and 2017 as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	% Reported YoY
Fixed telephony accesses (1)	2,010.3	1,979.6	(1.5%)
Internet and data accesses (2)	2,324.5	2,281.5	(1.9%)
Broadband	2,104.0	2,072.2	(1.5%)
FTTx	805.5	1,151.6	43.0%
Mobile accesses	44,320.7	43,154.7	(2.6%)
Prepay	23,784.0	21,880.9	(8.0%)
Contract	20,536.6	21,273.8	3.6%
M2M	787.8	1,027.0	30.4%
Final Clients Accesses	48,655.5	47,415.8	(2.5%)
Wholesale Accesses	691.0	188.1	(72.8%)
Total Accesses	49,346.4	47,603.9	(3.5%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

During 2017 Telefónica Germany maintained solid operational momentum in a dynamic competitive environment increasingly focused on the monetization opportunity driven by large data packages. Data usage showed significant year-on-year growth, supported by the good reception from new and existing customers of the O2 Free 15th anniversary promotions and the new O2 Free portfolio.
The total access base decreased 3.5% year-on-year and stood at 47.6 million at December 31, 2017, mainly driven by a 2.6% decrease in the mobile base (which fell to 43.2 million).
The contract mobile customer base grew 3.6% year-on-year and reached 21.3 million accesses, with a broadly stable 49.3% share over the total mobile base. Net adds reached 0.7 million contract accesses due to the solid contribution of partners (second brands) and increasing demand for tariffs with large data volumes. Smartphone penetration reached 60.9% of the total mobile access base, up 1.4 percentage points year-on-year driven by the continued growth of LTE customers (+31% year-on-year reaching 15.8 million at December 31, 2017) which reflects the continuous demand by customers for high speed mobile data access. LTE penetration reached 37.4% of the total mobile access base.
The prepay mobile access base decreased 8.0% year-on-year to 21.9 million. The prepay segment lost 1.9 million accesses in 2017 mainly due to a technical base adjustment of 1.2 million inactive users driven by IT-harmonization after systems integration and the implementation of regulatory changes (mainly, the need for a legitimation check for prepay SIM-cards as well as requirements applicable to European travelers).
The retail broadband net additions were negative in 2017 with 31.8 thousand accesses. VDSL accesses grew driven by strong demand with 346 thousand net additions in 2017 (+19.9% year-on-year), while the wholesale DSL customer base continued to fall according to the planned dismantling of the old legacy infrastructure.
The table below shows the evolution of Telefónica Germany’s results for 2016 and 2017:

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Millions of euros
TELEFÓNICA GERMANY	2016	2017	%Reported YoY	%Organic YoY (1)
Revenues	7,503	7,296	(2.8%)	(2.8%)
Mobile Business	6,498	6,415	(1.3%)	(1.3%)
Mobile service revenues	5,437	5,287	(2.8%)	(2.8%)
Fixed Business	981	862	(12.2%)	(12.2%)
Other income	146	159	9.2%	9.2%
Supplies	(2,452)	(2,396)	(2.3%)	(2.6%)
Personnel expenses	(646)	(642)	(0.6%)	(0.3%)
Other expenses	(2,780)	(2,596)	(6.6%)	(6.6%)
OIBDA	1,771	1,821	2.8%	2.9%
OIBDA Margin	23.6%	25.0%	1.4 p.p.	1.4 p.p.
Depreciation and amortization	(2,200)	(1,954)	(11.2%)	(10.9%)
Operating Income (OI)	(429)	(133)	(69.1%)	(85.3%)
CapEx	1,107	951	(14.2%)	(13.7%)
OpCF (OIBDA-CapEx)	664	870	31.1%	27.4%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. In 2017, restructuring costs had an 82 million euros impact on OIBDA. In 2016, restructuring costs had an 89 million euros impact on OIBDA.

•	Spectrum acquisition: the CapEx organic variation exclude spectrum acquisition, which in 2017 amounted to 1 million euros (6 million euros in 2016).

•
Changes in the scope of consolidation: in 2016, we have excluded the results of four months of the tower business transferred to Telxius on May 1, 2016, which had a 12 million euros impact on OIBDA (11 million euros on OpCF).

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The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement measures and CapEX and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2017	%Reported YoY	%Organic YoY	Restructuring costs	Spectrum acquisition	Perimeter change
Revenues	(2.8%)	(2.8%)	—	—	—
Other income	9.2%	9.2%	—	—	—
Supplies	(2.3%)	(2.6%)	—	—	0.3
Personnel expenses	(0.6%)	(0.3%)	(0.3)	—	—
Other expenses	(6.6%)	(6.6%)	(0.2)	—	0.1
OIBDA	2.8%	2.9%	0.4	—	(0.7)
CapEx	(14.2%)	(13.7%)	—	(0.5)	(0.1)
OpCF (OIBDA-CapEx)	31.1%	27.4%	1.1	0.8	(1.7)
Results discussion
Total revenues were 7,296 million euros in 2017 down 2.8% year-on-year in reported terms due mainly to the lower service revenues.
Mobile service revenues totaled 5,287 million euros in 2017, decreasing 2.8% year-on-year in reported terms due to the negative impact of regulatory developments (termination rate cuts and European roaming regulation), OTT trends, the higher share of wholesale revenues and the ongoing legacy base rotation. Telefónica Germany continued to focus on data revenues, which decreased by 0.2% and accounted for 56% of mobile service revenues in 2017. Non-P2P SMS data revenues amounted to 2,398 million euros (increasing +5.0% year-on-year) and accounted for 80.3% of the total data revenues (+4.0 percentage points year-on-year).
Fixed revenues were 862 million euros in 2017 (down 12.2% year-on-year), as a result of the lower year-on-year customer base in retail DSL and the planned phasing-out of the wholesale DSL business.
Mobile ARPU was 9.7 euros in 2017 (down 5.7% year-on-year), while contract ARPU stood at 15.5 euros (down 6.0% year-on-year), as a result of the regulatory developments, high pricing pressure in a competitive market, a higher share of wholesale customers in the customer base and the consequent change in the weight of retail to wholesale. Data ARPU was 5.6 euros (down 2.8% year-on-year).

TELEFÓNICA GERMANY	2016	2017	%YoY
Voice Traffic (millions of minutes)	113,896	98,084	(13.9%)
ARPU (EUR)	10.3	9.7	(5.7%)
Prepay	5.7	5.2	(8.5%)
Contract (1)	16.5	15.5	(6.0%)
Data ARPU (EUR)	5.7	5.6	(2.8%)
% non-SMS over data revenues (2)	76.3%	80.3%	4.0 p.p.
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria.
OIBDA totaled 1,821 million euros in 2017, increasing 2.8% year-on-year in reported terms. In organic terms, OIBDA grew by 2.9% year-on-year, driven by the integration synergies captured (as a consequence of the integration of activities after the E-Plus acquisition in 2014) and the capital gains on the sale of assets, which offset the decrease in service revenues as a result of the impact of regulation and the continued commercial investments to drive O2 brand positioning.
The OIBDA margin stood at 25.0% in reported terms for 2017, up 1.4 percentage points compared to 2016.

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TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil for 2016 and 2017 as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	14,338.4	13,837.3	(3.5%)
Internet and data accesses (2)	7,383.2	7,534.5	2.0%
Broadband	7,311.0	7,466.1	2.1%
FTTx/Cable	4,145.8	4,541.0	9.5%
Mobile accesses	73,769.8	74,931.3	1.6%
Prepay	40,387.2	38,168.1	(5.5%)
Contract	33,382.6	36,763.2	10.1%
M2M	5,005.1	6,312.5	26.1%
Pay TV	1,712.7	1,587.7	(7.3%)
Final Clients Accesses	97,204.2	97,890.8	0.7%
Wholesale Accesses	17.9	14.3	(20.4%)
Total Accesses	97,222.2	97,905.1	0.7%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

Telefónica Brazil closed the year 2017 improving its competitive position in the mobile market. In the mobile business, leadership was maintained in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2017. In the fixed business, the transformation towards value-added clients resulted in the increase in fiber in broadband and in IPTV in the Pay TV business.
Revenues and OIBDA evolution was positively supported by the acceleration of mobile adoption and the good evolution of fiber and IPTV. Additionally, Telefónica Brazil carried out cost control measures and generated benefits from the synergies with GVT that offset the negative impacts of adverse political conditions in Brazil, the aggressiveness of competitors and the worsening of the traditional fixed business.
However, results in 2017 were adversely affected by the interconnection tariff reduction in the mobile business (-45.6%), in the retail fixed-mobile tariff (-17.7%), in the fixed-local tariff (-35.3%) and in the fixed-interurban tariff (-50.9%) since February 25, 2017.
Telefónica Brazil reached 97.9 million accesses at December 31, 2017, up 0.7% compared with December 31, 2016.
In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 41.8% in the contract segment as of December 31, 2017 (source: Anatel), preserving the leadership. Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 31.7% as of December 31, 2017 (source: Anatel), driven in part by the contract clients growth (10.1% year-on-year), which offset the fall in prepay clients (-5.5% year-on-year). The improvement in contract accesses was the consequence of the offering of more attractive plans, the applications and certain special roaming plans for pure contract clients.
In its fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 18.4 million premises passed with fiber at December 31, 2017 and 4.5 million homes connected. Traditional accesses decreased 3.5% due to the fixed-mobile migration. Retail broadband accesses totaled 7.5 million accesses at the end of 2017, increasing 2.1% year-on-year. Among them, 61% accesses were connected with FTTx. Pay TV customers reached 1.6 million as of December 31, 2017, down 7.3% year-on-year due to the discontinuation

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of the DTH business and a commercial strategy based on value clients of IPTV. IPTV accesses increased in relevance representing 24% of total Pay TV accesses.
The table below shows the evolution of Telefónica Brazil’s results for 2016 and 2017:

Millions of euros
TELEFÓNICA BRAZIL	2016	2017	%Reported YoY	%Organic YoY (1)
Revenues	11,090	12,019	8.4%	1.4%
Mobile Business	6,663	7,360	10.5%	3.7%
Mobile service revenues	6,351	7,062	11.2%	4.4%
Fixed Business	4,427	4,659	5.2%	(2.1%)
Other income	348	358	2.9%	(3.6%)
Supplies	(2,260)	(2,268)	0.4%	(6.2%)
Personnel expenses	(1,165)	(1,196)	2.6%	(1.2%)
Other expenses	(4,311)	(4,722)	9.5%	1.7%
OIBDA	3,702	4,191	13.2%	6.0%
OIBDA Margin	33.4%	34.9%	1.5 p.p.	1.5 p.p.
Depreciation and amortization	(2,036)	(2,228)	9.4%	2.6%
Operating Income (OI)	1,666	1,963	17.9%	10.0%
CapEx	2,137	2,225	4.1%	(0.1%)
OpCF (OIBDA-CapEx)	1,566	1,966	25.5%	13.6%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

•
Changes in the scope of consolidation: the 2016 comparative figures for organic changes included the six months impact of the consolidation of Terra Networks Brazil in this segment which had an impact of 14 million euros on OIBDA and 13 million euros on OpCF for 2016, and excluded the results of three months of the tower business transferred to Telxius on April 1, 2016, which had an impact of 4 million euros on OIBDA and OpCF.

•
Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2016, these restructuring costs totaled 40 million euros. There were no such restructuring costs during 2017.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (107 thousand euros in 2017 and 100 thousand euros in 2016).

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded (48 million euros in 2016).

•	Contingencies: the impact of the provision of certain regulatory contingencies in 2017 was excluded in Telefónica Brazil (50 million euros).

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2018 Consolidated Financial Statements

The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2017	%Reported YoY	%Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Contingencies
Revenues	8.4%	1.4%	6.7	0.3	—	—	—	—
Other income	2.9%	(3.6%)	(6.4)	(0.1)	—	—	—	—
Supplies	0.4%	(6.2%)	6.2	0.4	—	—	—	—
Personnel expenses	2.6%	(1.2%)	6.4	0.8	(3.5)	—	—	—
Other expenses	9.5%	1.7%	6.8	—	—	—	—	1.1
OIBDA	13.2%	6.0%	7.0	0.3	1.1	—	—	(1.3)
CapEx	4.1%	(0.1%)	6.5	0.1	—	—	(2.3)	—
OpCF (OIBDA-CapEx)	25.5%	13.6%	7.8	0.6	2.6	—	3.1	(3.0)
Results discussion
Revenues totaled 12,019 million euros in 2017, up 8.4% in reported terms, due mainly to the appreciation of the Brazilian real (which accounted for +6.7 percentage points of the evolution) and the changes in the consolidation perimeter (+0.3 percentage points). In organic terms, the year-on-year increase was 1.4%, principally due to the good evolution in the mobile business (+3.7% year-on-year) despite the negative impact from the decrease of the regulated tariffs.

•
Revenues from the mobile business totaled 7,360 million euros in 2017, up 10.5% in reported terms due mainly to the appreciation of the Brazilian real (which accounted for 6.9 percentage points of the evolution). In organic terms, revenues from the mobile business increased by 3.7% due to the positive evolution of service revenues (+4.4% year-on-year) as a result of the higher weight of the contract clients, who generally use more data and other services over connectivity, that offset the decrease in interconnection tariffs and the decline in prepay revenues associated with a smaller customer base. Additionally, handset revenues slowed down by 4.5% in reported terms due to a lower commercial activity, which was focused on higher value clients.

•
Fixed telephony revenues totaled 4,659 million euros, up 5.2% in reported terms due mainly to the appreciation of the Brazilian real (which accounted for 6.5 percentage points of the evolution) and the impact of the consolidation of Terra Networks Brasil (0.8 percentage points), which offset the regulatory impact of the decrease in the fixed-mobile and fixed-fixed tariffs and the decrease in voice traffic. In organic terms, revenues were down by 2.1%, mainly due to the regulatory impact of such tariff decreases and the decrease in voice traffic, which more than offset the increase in broadband and new services revenues, which were up by 8.3% year-on-year in organic terms supported by the increase in fiber revenues, from high-value customers.

The mobile ARPU increased 7.8% year-on-year in reported terms due mainly to the better quality of the customer base and the expansion of data revenues as well as the appreciation of the Brazilian real. In organic terms, it increased 2.6% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates.

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TELEFÓNICA BRAZIL	2016	2017	%YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	373,074	333,752	(10.5%)	(10.5%)
ARPU (EUR)	7.1	7.7	7.8%	2.6%
Prepay	3.4	3.7	11.1%	(3.4%)
Contract (1)	12.9	14.4	11.2%	1.5%
Data ARPU (EUR)	3.5	5.4	55.0%	32.4%
% non-SMS over data revenues (2)	89.3%	92.2%	2.9 p.p.	3.0 p.p.
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria.
OIBDA stood at 4,191 million euros in 2017, up 13.2% in reported terms. This evolution was affected by the appreciation of the Brazilian real (+7.0 percentage points) and the changes in the consolidation perimeter (+0.3 percentage points). In organic terms, the year-on-year increase was 6.0% due to the contract and fiber revenues improvement, as well as cost efficiencies and higher synergies from the consolidation of GVT in 2015. Personnel expenses totaled 1,196 million euros in 2017, up 2.6% in reported terms mainly as the result of the appreciation of the Brazilian real. In organic terms, personnel expenses decreased by 1.2% year-on-year as a result of the restructuring plans implemented in 2016. In addition, supplies costs fell (-6.2% in organic terms) thanks to the positive impact of the interconnection tariff reduction and synergies from the consolidation of GVT achieved mainly in content costs.
The OIBDA margin stood at 34.9% in reported terms for 2017, up 1.5 percentage points in reported and organic terms compared to 2016.

TELEFÓNICA HISPAM NORTE
The below table shows the evolution of accesses in Telefónica Hispam Norte for 2016 and 2017 as of December 31 of such years:

ACCESSES
Thousands of accesses	2016 (*)	2017 (*)	% Reported YoY
Fixed telephony accesses (1) (2)	3,639.3	3,554.7	(2.3%)
Internet and data accesses (2) (3)	993.4	1,229.2	23.7%
Broadband	968.0	1,199.9	24.0%
FTTx/Cable	27.1	126.8	368.7%
Mobile accesses	68,200.9	66,788.6	(2.1%)
Prepay	59,085.9	57,190.7	(3.2%)
Contract	9,115.0	9,597.9	5.3%
M2M	1,514.2	1,686.7	11.4%
Pay TV	983.7	982.1	(0.2%)
Final Clients Accesses	73,817.3	72,554.6	(1.7%)
Total Accesses	73,857.6	72,565.4	(1.7%)
(*) Revised data.
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.(3) Also referred to as fixed broadband accesses.
The table above includes accesses for Guatemala (3.3 million and 3.2 million total accesses as of December 31, 2016 and 2017, respectively) and El Salvador (2.4 million and 2.0 million total accesses as of December 31, 2016

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and 2017, respectively). On January 24, 2019, Telefónica completed the sale of its operations in Guatemala. In addition, the sale of Telefónica’s operations in El Salvador is currently pending.
Total accesses reached 72.6 million at December 31, 2017 (-1.7% year-on-year).
Mobile accesses fell by 2.1% year-on-year to 66.8 million customers, due to a lower prepay customer base.

•
Contract accesses increased 5.3% year-on-year, mainly due to good performances in Mexico (+13.0%), Central America (+13.9%) and Colombia (+4.0%) which offset declines in Venezuela (-2.1%) and Ecuador (-2.0%).

•
Prepay accesses decreased 3.2% year-on-year, with negative net adds of 1.9 million accesses at December 31, 2017, mainly as a result of the evolution in Mexico (-1.7 million accesses) and Venezuela (-0.5 million accesses), which was partially offset by Colombia (+0.7 million accesses). Lower accesses were mainly the result of intense market competition and the Group's continued focus on attracting high-value customers.

•
The smartphone customer base increased 4.0% year-on-year at December 31, 2017, reaching 29.7 million accesses (+1.1 million compared to December 31, 2016) with a mobile access penetration of 44% (+2.6 percentage points year-on-year), growing in all countries of the region except Mexico (-3.2%) and Venezuela (-3.0%). In addition, accesses with 4G handsets increased 87%, reaching 13.6 million accesses by the end of 2017.

Fixed accesses stood at 3.6 million at December 31, 2017 (-2.3% year-on-year) with negative net adds of 0.1 million customers, due to the erosion of the traditional fixed business, which more than offset the inclusion of 0.3 million accesses in Colombia of Tele-Bucaramanga and MetroTel in 2017.
Fixed broad band accesses reached 1.2 million at December 31, 2017 (+24.0% year-on-year), mainly due to the inclusion of 236 thousand accesses in Colombia of Tele-Bucaramanga and MetroTel. The penetration of FBB accesses over fixed accesses stood at 31% (+7.2 percentage points year-on-year), focusing on UBB deployment in the region, reaching 0.7 million real estate units and 0.1 million connected accesses, almost all of them connected in 2017. The penetration of UBB accesses over fixed broadband accesses stood at 11% (+8 percentage points year-on-year).
Pay TV accesses stood at 1 million, remaining mainly unchanged compared with the prior year, with positive results in Colombia (+12 thousand accesses) and Central America (+9 thousand accesses) which were offset by Venezuela (-23 thousand accesses).
The table below shows the evolution of Telefónica Hispam Norte’s results for 2016 and 2017:

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Millions of euros
TELEFÓNICA HISPAM NORTE	2016 (*)	2017 (*)	%Reported YoY	%Organic YoY (1)
Revenues	4,711	4,331	(8.1%)	25.4%
Mobile Business	3,881	3,595	(7.4%)	28.0%
Mobile service revenues	3,488	3,089	(11.4%)	26.8%
Fixed Business	831	736	(11.4%)	13.8%
Other income	128	114	(10.9%)	(13.2%)
Supplies	(1,527)	(1,385)	(9.3%)	1.4%
Personnel expenses	(431)	(375)	(13.0%)	55.5%
Other expenses	(1,768)	(1,422)	(19.5%)	15.5%
OIBDA	1,113	1,263	13.5%	51.7%
OIBDA Margin	23.6%	29.2%	5.5 p.p.	6.0 p.p.
Depreciation and amortization	(1,112)	(992)	(10.8%)	4.0%
Operating Income (OI)	1	271	n.m.	n.m.
CapEx	878	1,264	43.9%	22.9%
OpCF (OIBDA-CapEx)	235	(1)	n.m.	n.m.
n.m.: not meaningful
(*) Revised data.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Norte, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effects and hyperinflation adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years. We have also excluded the impact of hyperinflation adjustments in Venezuela, by reversing such adjustments.

•
Changes in the scope of consolidation: the results of the Colombian companies Telebucaramanga, Metrotel and Optecom (which were acquired in October 2017 and had a 4 million euros impact on OIBDA before restructuring costs) have been excluded.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2017 and 2016, amounting to 24 and 18 million euros impact in OIBDA, respectively.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (7 million euros in 2017 and 478 thousand euros in 2016).

•	Spectrum acquisition: the impact of spectrum acquisitions amounting to 510 million euros has been excluded in 2017 (470 million euros in Colombia).

•
Goodwill impairments: impairment losses from goodwill in consolidation are excluded to calculate organic variations. In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively, was excluded.

•	Other adjustments: the positive result of Telefónica Venezuela tariff increases in the last quarter of 2017 was excluded (6 million euros in revenues and 2 million euros in OIBDA).

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The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM NORTE 2017	% Reported YoY	% Organic YoY	Exchange rate effect and hyperinflation	Restructuring costs	Towers sales	Spectrum acquisition	Impairments	Perimeter change	Other adjustments
Revenues	(8.1%)	25.4%	(33.3)	--	--	--	--	0.5	0.1
Other income	(10.9%)	(13.2%)	(3.9)	--	5.2	--	--	0.8	--
Supplies	(9.3%)	1.4%	(11.3)	--	--	--	--	0.6	--
Personnel expenses	(13.0%)	55.5%	(66.2)	1.7	--	--	--	0.9	--
Other expenses	(19.5%)	15.5%	(42.7)	--	--	--	(12.2)	0.4	21.9
OIBDA	13.5%	51.7%	(66.9)	(0.6)	0.6	--	19.3	0.3	0.2
CapEx	43.9%	22.9%	(37.6)	--	--	58.2	--	0.9	--
OpCF (OIBDA-CapEx)	c.s.	n.m.	(176.4)	(2.8)	2.6	(217.5)	91.4	(1.6)	0.8
c.s.: change of sign
n.m.: not meaningful
Results discussion
Revenues amounted to 4,331 million euros in 2017, decreasing 8.1% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effect and the hyperinflation in Venezuela which decreased growth by 33.3 percentage points. In organic terms, revenues would have grown by 25.4% year-on-year, driven by the good performance of data revenues, both mobile and fixed revenues, and the increase in TV revenues and handset sales revenues, in spite of interconnection tariff reductions.

•
Mobile service revenues reached 3,089 million euros in 2017, decreasing 11.4% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effect and the hyperinflation in Venezuela which decreased growth by 38.3 percentage points. Excluding this effect, these revenues would have grown by 26.8%. Mobile service revenues performance by country was as follows:

•
In Mexico, mobile service revenues reached 1,102 million euros in 2017, decreasing by 11.6% year-on-year in reported terms. This decrease was attributable in part to the foreign exchange effect, which decreased growth by 2.8 percentage points. Excluding this effect, these revenues decreased by 8.8%, principally as a result of the performance of the prepay revenues which were affected by the 7.1% decrease in the customer base, which more than offset the positive impact of the interconnection agreements entered into during the first half of 2016 (37 million euros).

•
In Colombia, mobile service revenues reached 768 million euros in 2017, increasing by 3.4% year-on-year in reported terms, affected by the foreign exchange effect which accounted for 1.4 percentage points of the increase. In local currency, these revenues increased by 2.0% due to higher interconnection tariffs and improvements in our offers, directed to high-value customers.

•
Data revenues in the segment reached 1,678 million euros in 2017, increasing by 7.6% year-on-year in reported terms, due to the higher data revenues in all countries of the region. This increase was significantly offset by the foreign exchange effect and the impact of hyperinflation adjustments in Venezuela (which detracted 69.7 percentage points of the increase). Excluding this effect, the data revenues would have been up by 77.4 % year-on-year.

•
Fixed business revenues reached 736 million euros in 2017, decreasing by 11.4% year-on-year in reported terms. Excluding foreign exchange effects and the impact of hyperinflation adjustments in Venezuela (-25.2 percentage points) and the changes in the scope of consolidation of the Colombian companies of Telebucaramanga, Metrotel and Optecom (+2.7 percentage points), these revenues would have grown

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by 13.8% year-on-year due to higher TV and fixed broadband revenues, offsetting the decline in accesses and voice revenues.
OIBDA reached 1,263 million euros in 2017, increasing 13.5% year-on-year in reported terms, mainly as a result of the absence of impairment losses from goodwill such as those recorded in 2016 (+19.3 percentage points), which more than offset the impact of foreign exchange effects and hyperinflation adjustments in Venezuela (which decreased growth by 66.9 percentage points) and restructuring costs incurred by the Group (which decreased growth by 0.6 percentage points). In organic terms, OIBDA increased 51.7%, due to higher revenues in spite of higher interconnection, network and IT expenses. The higher expenses were mainly attributable to:

•
higher supply costs due to higher fixed equipment purchases in Mexico and Central America and higher mobile handsets purchases in the region except for Central America, which more than offset the lower interconnection costs in the region;

•
higher personnel expenses driven by the increase of inflation in some countries of the region, which could not be offset by the savings resulting from the restructuring plans carried out during the previous year. Restructuring plans carried out in 2017, in respect of which we incurred 24 million euros, affected mainly Mexico, Colombia and Central America; and

•
higher network expenses, mainly in Mexico, Colombia and Central America due to the expansion of the fixed and mobile networks, as well as the depreciation of Latin American currencies against the U.S. dollar.

Below, is additional information by country:

•
Mexico: OIBDA amounted to 302 million euros in 2017, decreasing 2.2% in reported terms, affected by the exchange rate effect which reduced growth in 3.1 percentage points. In local currency, OIBDA increased by 0.9% reflecting the positive evolution of prepay revenues as well as the positive impact of interconnection agreements entered into in the first quarter of 2016 and the cost efficiencies achieved. Moreover, personnel expenses increased in 2017 as a result of the restructuring plans of the Group.

•
Colombia: OIBDA amounted to 482 million euros in 2017, increasing 3.7% in reported terms, due in part to the exchange rate evolution that accounted for 1.4 percentage points of the increase. In local currency, OIBDA increased by 2.3% due to the good performance of revenues as well as lower supplies associated with lower interconnection tariffs and efficiencies in other expenses. Personnel expenses in 2017 increased as a result of the restructuring plans of the Group.

OIBDA margin reached 29.2% in 2017 and increased by 5.5 percentage points year-on-year in reported terms. Excluding the foreign exchange effects and the impact of hyperinflation adjustments in Venezuela, OIBDA margin would have increased by 6.0 percentage points, due principally to the higher margin in all the operating businesses in the region.

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TELEFÓNICA HISPAM SUR
The below table shows the evolution of accesses in Telefónica Hispam Sur for 2016 and 2017 as of December 31 of such years:

ACCESSES
Thousands of accesses	2016 (*)	2017 (*)	% Reported YoY
Fixed telephony accesses (1)	8,299.3	7,938.5	(4.3%)
Internet and data accesses (2)	4,714.5	4,656.1	(1.2%)
Broadband	4,602.7	4,535.4	(1.5%)
FTTx/Cable	1,082.1	1,656.2	53.1%
Mobile accesses	47,083.7	43,775.1	(7.0%)
Prepay	30,375.3	27,631.8	(9.0%)
Contract	16,708.3	16,143.3	(3.4%)
M2M	1,047.2	1,199.8	14.6%
Pay TV	1,935.6	2,050.3	5.9%
Final Clients Accesses	62,033.0	58,419.9	(5.8%)
Total Accesses	62,059.1	58,445.9	(5.8%)
(*) Revised data.
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
Total accesses reached 58.4 million at December 31, 2017 (-5.8% year-on-year).
Mobile accesses fell by 7.0% year-on-year to 43.8 million customers, mainly due to a lower prepay customer base.

•
Contract accesses decreased 3.4% year-on-year, mainly due to Peru's negative evolution (-17.5%), where we faced a complicated competitive environment, which more than offset the good performances in Chile (+13.0%), Argentina (+4.9%) and Uruguay (+1.1%).

•
Prepay accesses decreased 9.0% year-on-year, with negative net adds of 2.7 million accesses at December 31, 2017, mainly as a result of the evolution in Argentina (-1.9 million accesses) and Peru (-0.8 million accesses), and to a significantly lesser extent, Chile and Uruguay. Lower accesses were mainly the result of intense market competition and the Group's continued focus on attracting high-value customers.

•
The smartphone customer base increased 23.2% year-on-year at December 31, 2017, reaching 21.7 million accesses (+4.1 million compared to December 31, 2016) with a mobile access penetration of 49% (+12.1 percentage points year-on-year), growing in all countries. In addition, accesses with 4G handsets increased 68%, reaching 13.8 million accesses by the end of 2017.

Fixed accesses stood at 7.9 million at December 31, 2017 (-4.3% year-on-year) with negative net adds of 0.4 million customers, due to the erosion of the traditional fixed business.
Fixed broad band accesses reached 4.5 million at December 31, 2017 (-1.5% year-on-year), mainly due to the decrease in accesses in Argentina (-10.1%), as the Group focused on fiber (high-value customers), which affected the growth in the copper business. This decrease more than offset the good results in Peru (+6.2%) and Chile (+1.7%). The penetration of FBB accesses over fixed accesses stood at 57% (+1.7 percentage points year-on-year), focusing on UBB deployment in the region, reaching 6.1 million real estate units and 1.7 million connected accesses (+53.1% year-on-year). The penetration of UBB accesses over fixed broadband accesses stood at 37% (+13 percentage points year-on-year).

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Pay TV accesses stood at 2 million (+5.9% year-on-year) registering net adds of 0.1 million accesses with positive results in the two countries in the region that offer this service: Peru (+7.2%) and Chile (+3.6%).
The table below shows the evolution of Telefónica Hispam Sur’s results for 2016 and 2017:

Millions of euros
TELEFÓNICA HISPAM SUR	2016 (*)	2017 (*)	%Reported YoY	%Organic YoY (1)
Revenues	7,870	8,218	4.4%	9.4%
Mobile Business	4,697	4,993	6.3%	11.9%
Mobile service revenues	4,140	4,319	4.3%	9.8%
Fixed Business	3,173	3,225	1.6%	5.7%
Other income	146	160	9.5%	23.8%
Supplies	(2,194)	(2,288)	4.3%	6.8%
Personnel expenses	(1,156)	(1,269)	9.7%	18.0%
Other expenses	(2,306)	(2,546)	10.4%	15.7%
OIBDA	2,360	2,275	(3.6)%	2.4%
OIBDA Margin	30.0%	27.7%	(2.3 p.p.)	(1.9 p.p.)
Depreciation and amortization	(1,075)	(1,198)	11.4%	14.2%
Operating Income (OI)	1,285	1,077	(16.2)%	(7.0)%
CapEx	1,737	1,414	(18.6)%	0.2%
OpCF (OIBDA-CapEx)	623	861	38.0%	5.9%
(*) Revised data.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Sur, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

•
Changes in the scope of consolidation: the results in 2016 of the towers business transferred to Telxius (on April 1, 2016 by Telefónica Peru and on May 1, 2016 by Telefónica Chile), which had a 3 million euros impact on OIBDA and a 2 million euros impact on OpCF, have been excluded.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2017 and 2016, which had a 79 million euros and 66 million euros impact on OIBDA, respectively.

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded in 2017 (27 million euros, corresponding to Uruguay) and 2016 (284 million euros, corresponding to Peru).

•
Capital gains and losses on sales of companies: gains and losses obtained from the sale of companies are excluded to calculate organic variations. In 2016, the profit from the sale of Telefé in Argentina for 15 million euros was excluded.

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The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM SUR 2017	%Reported YoY	%Organic YoY	Exchange rate effect	Restructuring costs	Spectrum acquisition	Capital gains/losses on sale of companies	Perimeter change
Revenues	4.4%	9.4%	(4.9)	--	--	--	--
Other income	9.5%	23.8%	(2.0)	--	--	(10.0)	--
Supplies	4.3%	6.8%	(2.7)	--	--	--	0.1
Personnel expenses	9.7%	18.0%	(8.9)	1.6	--	--	--
Other expenses	10.4%	15.7%	(5.3)	--	--	--	--
OIBDA	(3.6)%	2.4%	(4.6)	(0.8)	--	(0.6)	(0.1)
CapEx	(18.6)%	0.2%	(3.9)	--	(14.8)	--	0,0
OpCF (OIBDA-CapEx)	38.0%	5.9%	(6.6)	(3.0)	41.3	(2.3)	(0.4)
Results discussion
Revenues amounted to 8,218 million euros in 2017, increasing 4.4% year-on-year in reported terms. This increase was mainly driven by the good performance of data revenues, both mobile and fixed revenues, and the increase in handset sales revenues, which more than offset the foreign exchange effects (which decreased growth by 4.9 percentage points) and interconnection tariff reductions. In organic terms, revenues grew by 9.4% year-on-year.

•
Mobile service revenues reached 4,319 million euros in 2017, increasing 4.3% year-on-year in reported terms, due mainly to the good performance of Argentina. Excluding foreign exchange effects, which decreased growth by 5.4 percentage points, these revenues grew by 9.8%. Mobile service revenues performance in the main countries comprising this segment was as follows:

•
In Argentina, mobile service revenues reached 1,966 million euros in 2017, increasing by 20.8% year-on-year in reported terms. This increase was due mainly to upward adjustment in tariffs, higher consumption in postpaid, a bigger customer base with top-ups and a higher top-up volume in prepay, which more than offset the foreign exchange effect (which decreased growth by 16.6 percentage points). Excluding this effect, these revenues grew by 37.4%.

•
In Chile, mobile service revenues reached 1,069 million euros in 2017, decreasing by 3.0% year-on-year in reported terms, due mainly to the lower outgoing mobile revenues, which were affected by extremely aggressive competition, and lower FBB revenues, also as a result of increased competition that affected ARPU growth and our customer base (which was negatively impacted by churn level). These factors more than offset the positive impact of the foreign exchange effect. In local currency, these revenues decreased by 5.1%.

•
In Peru, mobile service revenues reached 1,072 million euros in 2017, decreasing by 11.1% year-on-year in reported terms. The decrease in revenues was mainly due to lower prepay and postpaid revenues as a consequence of higher competitiveness in the market with the launching of voice and data unlimited plans, the offering of high subsidies and portability with discounts of 50%. These actions resulted in net losses of customers and lower ARPU levels. These factors more than offset the positive impact of the foreign exchange effect. In local currency, these revenues decreased by 12.5%.

•
Data revenues in the segment reached 2,442 million euros in 2017, increasing by 12.9% year-on-year in reported terms, due to the higher data revenues in Argentina. This increase was significantly offset by

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the foreign exchange effects (which detracted 6.3 percentage points of the increase). Excluding this effect, the data revenues increased by 19.2 % year-on-year.

•
Fixed business revenues reached 3,225 million euros in 2017, increasing by 1.6% year-on-year in reported terms. Excluding foreign exchange effects (-4.0 percentage points), these revenues grew by 5.7% year-on-year due to higher TV and fixed broadband revenues, which more than offset the decline in accesses and voice revenues. Argentina in particular, experienced strong momentum in the fixed business with strong growth of broadband revenues due to the adjustment of tariffs, improved speed and a better quality of the access base.

OIBDA reached 2,275 million euros in 2017, decreasing 3.6% year-on-year in reported terms, mainly as a result of the impact of foreign exchange effects (which decreased growth by 4.6 percentage points) and restructuring costs made by the Group (which decreased growth by 0.8 percentage points). In organic terms, OIBDA increased 2.4%, due to higher revenues in spite of higher interconnection, network and IT expenses. The higher expenses were attributable to:

•
higher supply costs due to increased fixed equipment purchases in Chile, as a result of the Group’s engagement in connection with the 2017 Chilean general election (pursuant to which Telefónica provided the necessary equipment and maintenance services in connection therewith), and higher interconnection expenses in Argentina and Peru;

•
higher personnel expenses driven by the increase of inflation in some countries of the region, which could not be offset by the savings resulting from the restructuring plans carried out during the previous year. Restructuring plans carried out in 2017, amounting to 78 million euros, affected mainly Argentina, Peru and Chile; and

•
higher network expenses, mainly in Argentina due to the expansion of the fixed and mobile networks, higher IT expenses in Argentina, Chile and Peru, and the impact of inflation and depreciation of Latin American currencies against the U.S. dollar.

Below, is additional information by country:

•
Argentina: OIBDA amounted to 971 million euros in 2017, increasing 21.8% in reported terms. The exchange rate effect reduced growth by 16.7 percentage points. In local currency, the year-on-year variation was 38.5%, due to the good performance of revenues, which more than offset the effect of higher expenses as a result of inflation. Personnel expenses also increased as a result of the ongoing restructuring plans of the Group and interconnection expenses increased due to tariff increases.

•
Chile: OIBDA amounted to 630 million euros in 2017, decreasing 10.5% in reported terms. Excluding the exchange rate effect (that reduced variation in 2.0 percentage points), OIBDA decreased by 12.4% as a result of the reduction in revenues mentioned above. In addition, there were higher personnel expenses in 2017 as a result of the restructuring plans of the Group.

•
Peru: OIBDA amounted to 588 million euros in 2017, decreasing 24.5% in reported terms (with the exchange rate evolution having a positive impact of 1.2 percentage points). In local currency, OIBDA decreased by 25.7%, affected by the service revenue reduction. In addition, there were higher personnel expenses in 2017 as a result of the restructuring plans of the company.

OIBDA margin reached 27.7% in 2017, and decreased by 2.3 percentage points year-on-year in reported terms. Excluding the foreign exchange effects, OIBDA margin decreased by 1.9 percentage points, due to the evolution in Peru (-5.8 percentage points) and Chile (-3.7 percentage points).

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CHAPTER 4
RISKS

2018 Consolidated Financial Statements

Risk factors associated with the issuer
The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing Telefónica which could affect its business, financial position, reputation, corporate image and brand and its results of operations are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements:
Worsening of the economic and political environment could negatively affect Telefónica’s business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.
In Europe, the macro-financial outlook showed a slight deterioration during the second half of 2018, influenced by external factors such as the weaker and maturing global economic cycle, the recent tightening of financial conditions, the greater uncertainty associated with the trade tensions between China and the United States and the risks that such tensions pose on economic growth and global stability. On the regional front, the political uncertainty in Europe has diminished in part after the results of the general elections in some European countries, but it still persists in various countries, including Italy, given the lack of political commitment with a reformist agenda. Economic activity and financial stability in Europe could also be affected by the monetary normalization that the European Central Bank is expected to continue implementing and by how Greece continues to manage its ongoing banking and economic restructuring process, after the country’ recent exit from its bailout program.
Furthermore, the planned exit of the United Kingdom from the European Union ("EU") following the outcome of the referendum held in June 2016 is expected to result in economic adjustments regardless of the nature of the new trade and investment relationships between the United Kingdom and the rest of Europe in the future. As of the date of this Annual Report, there is significant uncertainty regarding the Brexit negotiations and required parliamentary approvals, both in terms of timing (the process can be subject to delays) and the final outcome, with multiple options still being possible, including a no deal Brexit. In the meantime, uncertainty surrounding Brexit could have a negative impact on investment, economic activity and employment. It could also lead to financial market volatility, which could limit or restrict access to capital markets. This situation could worsen depending on the final terms of Brexit, which could increase regulatory and legal complexities, including those relating to tax, trade and security. Such changes could be costly and potentially disruptive to business relationships in these markets, including those of Telefónica, its suppliers and its customers. The elections to the European Parliament in May 2019 could also lead to political uncertainty, as they could result in a rebalancing of political groupings and significant changes in goals for the European project in the medium term, as well as in changes in key positions of the main European institutions during 2019.
In Spain, another possible source of uncertainty is Catalonia's political situation and its impact on the Spanish economy. Although recent developments have contributed to reduce such uncertainty, if political tensions re-emerge or intensify, there could be a negative impact both on financing conditions and on the Spanish macroeconomic scenario, given the demanding sovereign bond maturity calendar and the high dependence of the Spanish economy on the international investors and economic outlook. There is also some uncertainty regarding the economic policy mix to be implemented in 2019 as a result of the current high parliamentary fragmentation. In 2018, the Telefónica Group obtained 26.1% of its revenues in Spain (24.3% in 2017), 15.0% in Germany (14.0% in 2017) and 13.9% in the United Kingdom (12.6% in 2017).
In Latin America, exchange rate risk is particularly noteworthy. Certain external factors contributing to this risk are the uncertainty derived from the monetary normalization process in the United States, increasing global trade tensions, the continuing low commodity prices in certain cases and doubts about growth and

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financial imbalances in China. Certain internal factors contributing to this risk are the high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets, together with low productivity growth, which hinder a more accelerated progress in economic development and the rebalancing of still existing mismatches.
In Argentina, the government is focused on resolving the country's macroeconomic and financial imbalances and on recovering international confidence, particularly after the agreement reached with the International Monetary Fund to provide financial support in the medium term. Even though the measures taken by the government are expected to have positive effects in the medium term, both the macroeconomic and exchange rate risks remain high in the short term. The major challenges the economy is facing, both internally (with an ongoing sharp reduction of public deficit in an environment of economic recession and high inflation) and externally (with significant financing needs in the medium term), make the Argentine economy vulnerable to episodes of volatility in the financial markets. Moreover, the presidential elections due to take place in 2019 pose additional risks, as they could result in a change in the current economic policy stance with very limited economic policy levers.
In Brazil, after the presidential elections resulted in a change of government, the effectiveness of such government in implementing the announced and needed reforms that would improve the potential growth of the economy and drive the fiscal accounts towards sustainability remains to be seen. On the other hand, while signs of stabilization have emerged and the economy has started to show positive growth figures, the pace of the recovery is still gradual. Despite the decreasing external financing needs, internal financing needs remain high, and financing conditions remain challenging, as the country sovereign credit rating remains below investment grade.
Mexico has a high commercial and financial exposure to the United States, which could generate uncertainty. Domestically, there is also uncertainty surrounding the new government's political agenda, despite having a relatively stable economic outlook. Both the political management by the new government of the structural achievements made in recent years and the final approval of the Agreement between the United States, Mexico and Canada (USMCA) are expected to have a material impact on the economy. While the signing of USMCA has significantly reduced uncertainty, it has not eliminated it, as the agreement still needs to be ratified by the respective national legislative chambers. Any higher than expected increase in interest rates in the United States and/or a possible re‑negotiation of trade agreements between the abovementioned countries could result in higher restrictions on imports into the United States, which, together with political uncertainty surrounding such matters, could negatively impact economic activity and exchange rates in Mexico. The relative weight of Mexico in the consolidated revenues of the Telefónica Group was 2.4% in 2018.
Chile, Colombia and Peru have been able to stabilize their economies with growth rates close to their potential growth led by domestic demand, while recent adjustments and political decisions have addressed certain fiscal and external account issues. Nevertheless, these economies are exposed not only to changes in the global economy given their vulnerability to abrupt movements in commodity prices, but also to unexpected changes in financial conditions.
In Ecuador, a decrease in domestic political uncertainty has allowed for an improvement in economic activity through exports, but risks persist, mainly on the fiscal front. The country's financing needs are still high, which, together with low international reserves, keep the country in a vulnerable position against volatility shocks.
In 2018, Telefónica Brazil represented 20.8% of the Telefónica Group's revenues (23.1% in 2017). In 2018, Telefónica Hispam Norte and Telefónica Hispam Sur represented 8.4% and 13.7% of the Telefónica Group's revenues, respectively (8.3% and 15.8%, respectively, in 2017). In 2018, 4.3% of Telefónica Group’s revenues came from Chile, 4.3% from Peru and 4.8% from Argentina. In 2018, 28.2% of the Group's revenues were generated in countries that do not have investment grade status (in order of their contribution to the Group's revenues: Brazil, Argentina, Ecuador, Costa Rica, Nicaragua, Guatemala, El Salvador and Venezuela) and other countries are only one notch away from losing this status.

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"Country risk" factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange-rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic and financial downturns, political instability and civil disturbances; and

•
maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and/or cash flows of the Group.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of December 31, 2018, 73.6% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 18.7% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2018: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 102 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 88 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.
According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 1 million euros for the year ended December 31, 2018, primarily due to the weakening of the Venezuelan bolivar and, to a lesser extent, the Argentine peso. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2018, taking into account derivative instruments in place.
During 2018, Telefónica Brazil represented 27.7% (25.9% in 2017), Telefónica United Kingdom represented 12.0% (10.1% in 2017), Telefónica Hispam Norte represented 5.1% (7.8% in 2017) and Telefónica Hispam Sur represented 11.0% (14.1% in 2017) of the operating income before depreciation and amortization ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The evolution of exchange rates negatively impacted the Group's 2018 results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 8.8 percentage points and 10.3 percentage points, respectively, mainly due to the depreciation of the Brazilian real and the Argentine peso (3.2 percentage points and 4.7 percentage points, respectively in 2017, mainly due to the depreciation of the Argentine peso, the Venezuelan Bolivar and the pound sterling) . Furthermore, translation differences had a

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negative impact on the Group's equity of 2,043 million euros as of December 31, 2018, whereas they had a negative impact on the Group's equity of 4,279 million euros as of December 31, 2017.
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or balance sheet reductions, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2018, the Group's net financial debt amounted to 41,785 million euros (44,230 million euros as of December 31, 2017) and the Group's gross financial debt amounted to 54,702 million euros (55,746 million euros as of December 31, 2017). As of December 31, 2018, the average maturity of the debt was 8.98 years (8.08 years as of December 31, 2017).
As of December 31, 2018, the Group's gross financial debt scheduled to mature in 2019 amounted to 9,368 million euros and gross financial debt scheduled to mature in 2020 amounted to 6,417 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available at December 31, 2018. As of December 31, 2018, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 12,219 million euros (11,887 million euros of which were due to expire in more than 12 months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2018, 2.7% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2019.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Adoption of new accounting standards could affect the Group's reported results and financial position.
Accounting standard-setting bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group's consolidated financial statements. Those changes could have a significant impact on the way the Group accounts for certain matters and presents its financial position and its results of operations. In some instances, a modified standard or a new requirement with retroactive effect must be implemented, which requires the Group to restate previous financial statements.
In particular, Telefónica is required to adopt the new accounting standard IFRS 16 Leases ("IFRS 16") effective from January 1, 2019.
This standard requires significant changes that will affect the accounting treatment for all lease contracts where Telefónica acts as lessee, other than certain short-term leases and leases of low-value assets. The Group estimates that the first-time adoption of IFRS 16 will have a material impact on the Group's financial statements

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and may make comparisons between periods less meaningful. It will also likely materially affect the amounts used to calculate certain financial metrics reported by the Group or used by analysts and investors to analyze the Group.
Note 3 to the Consolidated Financial Statements includes information on the main impacts expected from the first-time adoption of the new requirements.
The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group operates. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum capacity. Among the main legal risks are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group's business is highly regulated both affects its revenues and imposes costs on its operations.
As the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provision of services in a specific market. The spectrum to which most of the licenses and administrative concessions refer to is used for the provision of mobile services on 2G, 3G and 4G technologies. The complementarity between the different frequency bands successively assigned to an operator in a geographic market enables greater flexibility and efficiency in both the deployment of the network and the provision of services to final customers over the capacities resulting from such network.
Any challenges or amendments to the terms of licenses, authorizations or concessions granted to the Group and necessary for the provision of its services or the Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed below or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on its ability to maintain the quality of existing services, which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Additional information on the key regulatory issues and concessions and licenses held by the Telefónica Group can be found in Appendix VI of the Consolidated Financial Statements.
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.
Regulation of spectrum and access to new government licenses/concessions of spectrum
In Europe, the Directive (EU) 2018/1972 of the European Parliament and of the Council establishing the European Electronic Communications Code (“EECC”), was approved on December 11, 2018. The aim of the EECC is fostering investment in new high-capacity networks (principally fiber networks and the fifth generation of mobile telecommunications, or 5G) and create a ‘level playing field’ between telecommunications companies and over-the-top providers ("OTTs"). Member States have a period of two years (until December 21, 2020) to transpose said Directive into their national legislation. Certain provisions included in the EECC are so extensive and complex that their final impact on operators, such as Telefónica, will largely depend on how they are interpreted by regulatory authorities in each Member State. The EECC will continue to oblige national regulatory authorities to analyze telecommunications markets and determine whether any operators dominate the market. Such operators will continue to be designated as having significant market power ("SMP") and face additional

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obligations in that territory. In the case of new fiber networks, such SMP obligations could be relaxed if co-investment agreements bear fruit among SMP and non-SMP networks operators.
Furthermore, in Europe, spectrum auctions are expected to take place in the coming years, requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with some of these licenses.
In Spain, the auction of the 3.6 GHz band was carried out during July 2018, and Telefónica was awarded 50 MHz. The Ministry of Economy and Business Affairs has published the roadmap to clear spectrum in the 700 MHz band from its current use (digital television), in line with the calendar approved by the European Commission ("EC") and with the 5G National Plan adopted in December 2017. The plan foresees the completion of the release of the 700 MHz band before June 30, 2020 and the Ministry has indicated its intention to hold the auction in 2020.
In the United Kingdom, the Office of Communications ("Ofcom"), the national telecommunications regulatory authority, conducted a spectrum auction for the 2.3 GHz and 3.4 GHz bands in March and April 2018. Telefónica United Kingdom won all of the 2.3 GHz spectrum available (40 MHz) and an additional 40 MHz of the 3.4 GHz spectrum band (out of the 150 MHz available), in both cases under 20-year renewable licenses. In December 2018, Ofcom launched a public consultation regarding the coverage obligations and auction design relating to the 700 MHz/3.6GHz bands, which are expected to be auctioned in the first quarter of 2020.
In Germany, on May 14, 2018 the Regulatory Agency for Electricity, Gas, Telecommunications, Post and Railway ("BNetzA") published Decisions I and II on the method to award frequencies nationwide, in the 2GHz band and a large part of the 3.6 GHz band. In addition, under the same decisions, BNetzA allocated 100 MHz in the 3.6 GHz band and also frequencies in the 26 GHz band, both for local/regional assignments upon application.
Subsequently, on November 26, 2018, BNetzA published Decisions III and IV establishing the conditions for frequency usage and auction rules on the above-mentioned 2 GHz and 3.6 GHz bands (Auction Rules). The rules include obligations for better coverage in both urban and rural areas, as well as along transport routes and other conditions, such as the obligation to negotiate on national roaming and network sharing. The above four decisions have been challenged in Court by Telefónica Deutschland Group. Nevertheless, Telefónica Deutschland Group submitted its application to the auction by January 25, 2019. The auction is scheduled to begin in the first quarter of 2019.
All of the bands mentioned above are considered to be technologically neutral, which means that they could potentially be used in the future for 5G services.
In Latin America, spectrum auctions are expected to take place in the coming years, potentially requiring cash outflows to obtain additional spectrum or to meet the coverage requirements or other obligations associated with these licenses. Specifically, the procedures that will take place in 2019 in jurisdictions that are relevant for the Group are:

•
Argentina: the government issued on January 21, 2018 a decree (Decreto de Necesidad y Urgencia) that contemplates the possibility of auctioning the spectrum previously reserved for ARSAT (a public company). The spectrum that was reserved for ARSAT includes 20 MHz in the 700 MHz band (national), 50 MHz in the AWS band (national) and 20 MHz in the 1900 MHz band (regional).

•
Brazil: In September 2018, the Brazilian regulator, Anatel, launched a first consultation to award spectrum in the 2.3GHz TDD (time-division duplexing) band and spectrum in the 3.5GHz TDD band. A consultation on the auction of the remaining spectrum in the 700 MHz band is expected to take place in the first half of 2019. Anatel’s 5G commission has also identified 1500 MHz which could be auctioned. An auction to award spectrum in any of these bands could take place in 2019 or 2020.

•
Colombia: The consultation processes launched in 2017 and early 2018 on the conditions of the 700 MHz spectrum auction were suspended following the change of government that took place in August 2018. The new government has submitted to Congress a draft bill with regards to information and

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communication technologies. Among the measures included in the draft bill, there is an extension of the duration of spectrum licenses. The approval process of the draft bill may have an impact on the timing of the auction. This draft bill is expected to be discussed in the first quarter of 2019.

•
Peru: In October 2018, the Ministry of Transport and Communications approved a new regulation for the reorganization of frequency bands, known as "refarming". This could result in a spectrum award process in 2019 or 2020.

It is possible that some of the abovementioned spectrum tender procedures will not be completed, or even initiated within the proposed time frames. In addition, in the cases where Telefónica has submitted comments to the proposed conditions of auctions or allocation procedures, there is no certainty as to whether and to what extent such comments will be considered by the relevant regulator. In addition, Telefónica may decide to abstain from a particular process once it reviews the viability of each spectrum acquisition opportunity.
In addition to the spectrum tender procedures referred to above, it may be the case that certain administrations which have not yet announced their intention to release new spectrum may do so during 2019 and thereafter. The above does not include processes announced through general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.
Risks relating to concessions and licenses previously granted
In Spain, pursuant to the license for the 800 MHz spectrum band, there are a series of obligations that Telefónica is subject to with the aim of reaching coverage that allows access, with a speed of at least 30 Mb per second, to at least 90% of the inhabitants in population units of less than 5,000 inhabitants. The approval of the final terms and conditions to implement this coverage obligation was published in November 2018. Telefónica is undergoing a constant process of deployment and densification of Long Term Evolution ("LTE") solutions over the 800 MHz band that will be the base for compliance with such obligation.
Telefónica owns two concessions in the 2.1 GHz and 3.5 GHz spectrum, both awarded in 2000, which expire in April 2020 but may be extended for an additional ten years.
In the state of São Paulo, Telefónica Brazil provides local and national long-distance Fixed Switched Telephony Services ("STFC") under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. At December 31, 2018, the estimated residual value of the assets assigned to the provision of STFC was 8,622 million Brazilian reals (approximately 1,943 million euros under the exchange rate applicable on such date) (8,763 million Brazilian reals as of December 31, 2017, approximately 2,209 million euros under the exchange rate applicable on such date), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment. In principle, such assets were considered to be reversible assets, and were thus supposed to revert to the federal government at the end of the concession agreement. However, the implementation of a bill amending the regulatory framework in Brazil which establishes, among other things, that such assets would no longer be reversible under a new license regime in exchange for investment commitments, is currently pending. The bill was approved at both legislative houses, but was challenged before the Federal Supreme Court due to an alleged procedural defect. The outcome of this lawsuit is uncertain, although the Senate's board may overcome it by sending the bill for voting in the Plenary. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
As of the date of this Annual Report, there is no certainty that the proposed change in the regulatory framework will be completed, or that it will be completed in fully satisfactory terms for Telefónica Brazil. Only after this bill or a similar law is adopted (enabling the exchange of reversion obligations for investment commitments) could ANATEL impose the investment obligations referred to above.
As of the date of this Annual Report, it is not possible to estimate the hypothetical investment obligations that ANATEL could impose on the concessionaires, including Telefónica Brazil, in exchange for eliminating their obligation to revert assets used for the provision of the STFC services.

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In Colombia, the ITC issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, Colombia Telecomunicaciones, S.A. ("ColTel") (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of Colombia), renewed its license to exploit such spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until November 28, 2013, contained a reversion clause for the underlying assets. However, Law 422 of 1998 and Law 1341 of 2009 provided that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, operated between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but ruled that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding against ColTel and other defendants in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. The arbitration award was rendered on July 25, 2017 and was not favorable to ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian pesos. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos (470 million euros at the exchange rate as of such date) to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado), which was dismissed on May 24, 2018. In addition, on December 18, 2017, ColTel also filed a constitutional action (acción de tutela) with the Constitutional Court seeking to protect its constitutional rights, jeopardized by the arbitration award. On March 15, 2018, the constitutional action was denied and ColTel filed an appeal against this ruling on April 18, 2018, which was dismissed on May 24, 2018. On November 27, 2018 a recusal motion was filed at the Constitutional Court, which is pending resolution.
In addition, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file a claim in the International Center for Settlement of Investment Disputes ("ICSID"). After the expiration of the required 90-day notice period, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID and, on February 20, 2018, the General Secretary of ICSID registered the request for the institution of arbitration proceedings. The request for arbitration is ongoing and the arbitral tribunal is in the process of being appointed.
In Peru, Telefónica has concessions for the provision of fixed-line services until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. On November 26, 2018, the Ministry of Transportation and Communications (Ministerio de Transportes y Comunicaciones) notified the denial of such renewals. Telefónica has filedan appeal for reconsideration. On February 5, 2019 the Ministry dismissed the mentioned appeal and Telefónica is considering to challenge the decision. In December 2014, June 2016 and May 2017 Telefónica filed renewal requests for an additional 20 years in relation to a concession for the provision of local carrier services, one of the concessions to provide mobile services in certain provinces, and one concession to provide fixed-line services, respectively. In addition, in April 2016, Telefónica filed a renewal request in relation to the 1900 MHz frequency spectrum for the Provincias (all of Peru except for Lima and Callao), which license expired in 2018.
As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
In Chile, Telefónica Móviles Chile, S.A. and other two telecommunications operators were awarded spectrum in the 700 MHz band in March 2014, with Telefónica Móviles Chile being awarded 2x10 MHz. While services are being provided on such spectrum, a consumer organization filed a claim before the Tribunal for the Defense of Free Competition (the "TDFC") against Telefónica Móviles Chile, S.A. and the other two operators,

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regarding the allocation of spectrum in the 700 MHz band and challenging the outcome of the spectrum allocation. The TDFC rejected this claim on consecutive occasions but, on June 25, 2018, the Supreme Court issued a final judgment stating that the assignment of spectrum in the 700 MHz band to the mobile operators constituted anticompetitive behavior as it awarded spectrum blocks without respecting the 60 MHz spectrum cap set by the Supreme Court in a ruling from 2009.
The Supreme Court ruled that the incumbent operators have to relinquish the same amount of spectrum that they acquired in the 700 MHz band auction. However, the ruling of the Supreme Court allows the operators to choose the band from which the spectrum that exceeds the fixed cap (60 MHz) is to be relinquished and no deadline has been set to complete such relinquishment. As of the date of this Annual Report, Telefónica Móviles Chile has not relinquished any of the required spectrum, since the proceeding has been temporally suspended by a resolution issued by the Constitutional Court on January 29, 2019.
The Supreme Court ruling also states that if the sector-specific authority ("Subtel") considers it necessary to review the maximum spectrum cap, it should put in place a consultation process before the TDFC. Subtel must otherwise initiate the necessary procedures to adapt the set cap to the fixed parameters of 60 MHz for each participating operator in the aforementioned radio spectrum. On October 3, 2018, Subtel submitted its proposal on the review of the maximum spectrum cap to the TDFC.
Additionally, Subtel submitted to the TDFC a proposal of “complementary conditions” with a general scope which would be applicable to all bands, as well as another proposal of “special conditions” to be considered in future auctions. The TDFC set a deadline of December 28, 2018 for interested parties to provide their comments. The process initiated by the TDFC is expected to last several months.
In addition, the Supreme Court rejected the appeal filed by Telefónica Móviles Chile, S.A. against the resolution of the TDFC that ordered immediate compliance with the spectrum relinquishment obligations, without waiting for the result of the spectrum cap consultation.However, on January 29, 2019, the Constitutional Court temporarily suspended the obligation to immediately comply with such spectrum relinquishment obligations until the remedy of inapplicability that has been filed by Telefónica is resolved.
Additionally, regarding the 3.5 GHz band, Subtel issued a decision on June 21, 2018 regarding the 3.4-3.8 GHz spectrum band, which, among other things, has suspended the granting of authorizations, the modification of concessions and the reception of network rollouts in connection with this spectrum band. Its purpose is to carry out an in-depth study on the efficiency of the usage of this band for 5G and ensuring the efficient usage of this band in light of international best practices and the need for efficient spectrum management. The decision had a limited impact on Telefónica's operations as Telefónica Chile, S.A. only has 50 MHz of spectrum assigned in that band in Regions XI and XII (representing less than 2% of the population) and that spectrum is currently not in use. On October 3, 2018, Subtel modified the above mentioned resolution and resolved to release part of this spectrum to enable operators to provide wireless fixed services. Of the 50 MHz awarded to Telefónica Chile, S.A., 30 MHz were released and may only be used for mobile services, which is a required change for 5G provision, once future auctions on 3400-3800 MHz range are firmly awarded. The remainder of the spectrum may not currently be used for any service.
On November 20, 2018, Telefónica Chile, S.A. requested the TDFC to initiate a consultation process to determine whether the decision of Subtel regarding the 3.5 GHz band violates competition law. The deadline for third parties to provide background information expired on February 18, 2019.
In Mexico, in August 2018, Telefónica participated in the auction of the 2500-2690 MHz band and was awarded 2x20 MHz of spectrum. The rules and the procedure of the auction were challenged by an operator and Telefónica has responded to the allegations made. Telefónica's regional holdings in the 1900 MHz band (approximately 44% of the total 1900 MHz band) expired in October 2018. Telefónica has requested the renewal of this concession. The Instituto Federal de Telecomunicaciones (“IFT”) is expected to decide on the renewal request during the first quarter of 2019. Telefónica may continue to use this spectrum while the IFT decision is pending.
In 2018, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 868 million euros (538 million euros in 2017).

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Regulation of wholesale services
The EC's proposal in respect of the regulatory framework for wholesale services intends, among other measures, to incorporate a costing methodology to fix a European upper limit for the call-termination prices for landline phones/mobile phones (FTRs/MTRs) applicable in the EU. According to this proposal, the decreases in wholesale mobile termination rates ("MTRs") in Europe have been noteworthy. It should be noted that since termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases are expected to become smaller so that the negative impact on turnover is expected to be less significant than in the past.
In the United Kingdom, on June 1, 2018, the price of MTRs fell to 0.489 pence per minute. From April 1, 2019, they will be priced at 0.479 pence per minute, with a further reduction based on inflation (consumer prices index ("CPI") minus 3.7% from April 1, 2020).
In Spain, in January 2018 the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") approved a decision setting the new MTRs for all mobile operators, which will result in a progressive reduction of 40% from January 2018 levels (0.0109 euros per minute). The approved MTRs are as follows: from the date the decision became effective until December 31, 2018 0.0070 euros per minute; from January 1, 2019 until December 31, 2019 0.0067 euros per minute; and as from January 1, 2020 0.0064 euros per minute. The CNMC launched a public consultation in November 2018 regarding fixed termination rates (“FTRs”), which proposed a progressive reduction in prices of 34% from November 2018 levels. The proposed prices are as follows: from the date the decision becomes effective until December 31, 2019 0.0640 euros per minute; from January 1, 2020 until December 31, 2020 0.0591 euros per minute and as from January 1, 2021 0.0543 euros per minute. A final decision is expected to be adopted in the first quarter of 2019.
In Germany, on December 1, 2018 the price of the MTR fell from 1.07 euro cents per minute to 0.95 euro cents per minute. This price will be in force until November 30, 2019. MTRs for subsequent periods will be decided in 2019.
In Brazil, Resolution 639/2014 established that MTRs will be subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force. In addition, through Act No. 6211/2014, ANATEL published the reference prices to be applied by operators with significant market power ("SMP"). In 2018, through Act No. 9919/2018, ANATEL published the reference prices to be applied by SMP operators from 2020 until 2023. In addition to the planned implementation of the cost-oriented-model, the Plano Geral de Metas de Competição ("PGMC"), amended by Resolution 649/2015, among other changes, updated the partial "bill and keep" model for MTRs, aiming to fix an imbalanced remuneration pattern between SMP operators and other companies operating in the relevant market. This measure was intended to adapt the networks to the reductions of MTRs and promote a gradual adaptation to the enforcement of the cost-oriented fees in early 2019. However, the new PGMC that was published in July 2018, among other changes, extended the "bill and keep" model, which was expected to expire in February 2019, until the next revision of the PGMC in four years.
In Mexico, on November 13, 2018, the IFT announced that the MTRs applicable to the so-called Prevailing Economic Agent ("PEA") for 2019 shall be 0.028313 pesos per minute while the MTRs applicable to the operators other than the PEA shall be 0.112623 pesos per minute. Both this decision and the decision that established the MTRs applicable to 2018 were challenged by Telefónica.
In Peru, on December 21, 2018, the regulator, OSIPTEL, published the new MTRs. The new MTRs applicable to all operators of mobile public services was fixed at 0.00302 dollars per minute rated at the second, which entails a 54% decrease from the previous rate (0.0066.1 dollars per minute rated at the second). The new rates have been in effect since January 1, 2019 and will remain in effect until a new MTR value is defined by the regulator.
In Argentina, on August 17, 2018, the Ente Nacional de Comunicaciones ("Enacom") published the provisional termination and local origination charges for mobile communications services provided by networks until the final charges are decided pursuant to a cost model. Enacom set a tariff of 0.0108 dollars per minute

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and the measurement unit for valuation is per second. During the summer of 2018, Enacom launched a public consultation on the cost models for mobile communications services. On November 22, 2018, Enacom set the provisional termination charge in fixed networks at 0.0045 dollars per minute, the tariff for local transit services at 0.0010 dollars per minute, and the tariff for long distance transportation services at 0.0027 dollars per minute. In each case the measurement unit for valuation is per second.
In Chile, regarding mobile termination rates, on February 5, 2019, Subtel notified TMCH of a new proposal on tariff decree, which will be applicable for the next five years. The average tariff which will apply until 2024 is 1.8 Chilean pesos per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The new tariff decree is in effect since January 26, 2019. New tariffs on fixed operations will come into force in May 2019.
In Colombia, in December 2018, the regulator (Comisión de Regulación de Comunicaciones) published two consultations. The first initiative would reduce the FTRs from 0.01 to 0.003 dollars in 2019, which would be beneficial to ColTel as it is a net payer of FTRs. As of 2020, FTRs between fixed networks would be completely eliminated. The second initiative, on one hand seeks to substitute the national roaming charges in incoming calls charged to operators using national roaming, for mobile termination rates, which would negatively impact the revenues of ColTel; and, on the other hand, modifies the formula that defines the maximum regulated rate for network provision charged to MVNOs, from the minimum ARPU reported by MVNOs to the average ARPU from the past four (4) quarters.
As a result of the foregoing actions, the prices for certain wholesale services may be reduced, which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows. During 2018, the negative impact of these wholesale regulations (mainly MTRs, FTRs and roaming) is estimated to have resulted in the deduction of approximately 1.1 percentage points from the organic growth of the Group's revenues.
Regulation of universal service obligations
Universal service obligations ("USO") refers to the obligations imposed on telecommunication operators which are aimed at granting access to all consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion.
As stated above, Directive (EU) 2018/1972, of December 11, 2018, which approves the EECC, updates USO provisions in Europe, removing the mandatory inclusion of the legacy outdated services (payphone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EECC provides Member States with full flexibility in relation to the financing required for the provision of these services, allowing Member States to choose between public or industry funding. This ample room for discretion, together with the possibility that the affordability obligations could end up being too onerous, might result in higher costs for the industry.
In Spain, Telefónica is the operator responsible for the provision of universal service elements with respect to fixed network access with a broadband bandwidth of at least 1 Mb per second (until December 2019). On December 28, 2018, the government approved (by Royal Decree 1517/2018) the modification of the USO framework, eliminating the obligation to provide telephone directories to users (which had been assigned from January 1, 2017 to Telefónica), but maintaining Telefónica’s designation as the operator responsible for the provision of public payphones until December 31, 2019, date on which it is expected that such obligation will be removed.
In Brazil, the General Plan of Univerzalization Targets (PGMU IV) of Fixed Switched Telephony Services (the "General Plan") that was due to have been published in 2016 was finally published on December 21, 2018 (Presidential Decree n. 9.619/2018) after a long period of discussion.
The General Plan lessens the USO framework in three ways: (i) there is a material decrease in the maintenance obligations with respect to Public Use Terminals; (ii) there is a material reduction of the obligations to meet requests for installation of individual accesses within seven days; and (iii) the extinction of the obligations to install and maintain Multifacilities Service Stations.

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However, the General Plan imposes a new obligation with respect to "fixed wireless access systems with support for broadband connection" through the implementation of a base radio station in 310 pre-determined localities in the State of São Paulo.
The imposition on the Telefónica Group of additional or more onerous USO in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
Regulation of fiber networks
In Spain, on March 6, 2018, the CNMC approved a final decision on the economic replicability methodology (or ERT in its acronym in English) to be used to assess the maximum wholesale access price which Telefónica can charge other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services). According to this methodology, from April 2018, Telefónica is to apply a wholesale access price (NEBA) of 17.57 euros per month, with this price being updated twice a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such wholesale NEBA price. In July 2018, the CNMC approved a final decision on the methodology to assess if Telefónica's retail offers for the business sector can be replicated by other operators.
This and any other similar obligations and restrictions which may be imposed in the future in the various jurisdictions where the Telefónica Group operates could raise costs and limit Telefónica's flexibility in providing the aforementioned services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulations on privacy
In Europe, the General Data Protection Regulation ("GDPR") of April 27, 2016, has been directly applicable in all Member States since May 25, 2018 and implementing measures have been introduced by Member States, including Spain, Germany and the United Kingdom.
In Spain, on December 5, 2018 the Personal Data Protection and Digital Rights Act was approved. This Act implements GDPR in Spain, addressing several particularities concerning data blocking for judicial purposes or specific matters on databases for advertising purposes or data relating to deceased people. Equally, it implements procedural mechanisms within the framework of legal investigations concerning potential infringements of the GDPR.
In addition, on January 10, 2017, the EC presented its proposal for a regulation on privacy and electronic communications ("ePrivacy Regulation"), which will replace the current Directive 2002/58/EC. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking's annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services such as big data services. The future ePrivacy Regulation is not expected to be adopted before the end of 2019.
The Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, was challenged before the EU's General Court by civil-society groups. One of the appeals was not admitted and the admission of a second appeal is still pending as of the date of this Annual Report. The results of the second annual revision of the Privacy Shield by the Commission were published on December 19, 2018. The report concludes that the United States continues to guarantee an adequate level of protection of transferred personal data under the Privacy Shield and that the measures adopted by US authorities to implement the recommendations made by the Commission in the 2017 report have improved the functioning of the framework.
In Brazil, the Personal Data Protection Act (Act 13709/2018) was approved on August 14, 2018. This Act entails further obligations and restrictions for operators in relation to the collection of personal data and its processing and is based on the GDPR. The text was approved in the Chamber of Deputies and the Senate but the President vetoed the creation of the Authority for the Protection of Personal Data and of the National Council for the Protection of Personal Data and Privacy, after considering them to be unconstitutional. On December 27, 2018 the President of Brazil signed provisional measure 869/2018 that created the National Data

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Protection Authority (ANPD) and postponed to August 2020 the entry into force of the new Personal Data Protection Act. The approval of provisional measure 869/2018 by the National Congress and its conversion into law is still pending.
In Chile and Argentina, two bills aligned with the GDPR are in process to pass into law.
Any obligations and restrictions arising from privacy regulations could raise costs and limit Telefónica's ability to provide certain services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulation of network neutrality
Under the principle of network neutrality applicable to the Internet access services realm, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
Net neutrality regulation is being implemented all across Europe and in most of the Latin America countries where Telefónica is operating.
In Mexico, it is expected that IFT will issue guidelines during 2019.
Any changes to regulation as it is established in the various jurisdictions where the Telefónica Group operates, could limit the commercial flexibility and might have an impact on its business, financial condition, results of operations and/or cash flows of the Group.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group's international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group's business dealings with certain sanctioned countries, individuals and entities.
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and result in other consequences, that could have a material adverse effect on the Group's business, results of operations and financial condition.
As of the date of this Annual Report, Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica continues to cooperate with governmental authorities and continues with the ongoing investigations. Although it is not possible at this time to predict the scope or duration of these matters or their likely outcome, Telefónica believes that, considering the size of the Group, any potential penalty as a result of the resolution of these investigations would not materially affect the Group's financial condition.

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Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica’s business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica has the ability to anticipate and adapt to the evolving needs and demands of its customers, and that it avoids commercial actions that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative impact on society. In addition to harming Telefónica’s reputation, such actions could also result in fines and other sanctions.
There is growing social and regulatory demand for companies to behave in a socially responsible manner. In addition, the risks associated with potential damage to a brand’s reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica were not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica’s competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors. The Group may also fail to meet its growth plans or to retain its customers, any of which may result in the decrease of the Group’s profits and revenue margins.
In addition, increased market concentration, including as a result of mergers and acquisitions, or alliances and collaboration agreements among other industry players, could adversely affect the competitive position of Telefónica, as well as the efficiency of its operations and its business continuity.
The entry of new competitors into markets where Telefónica is a leader, in addition to changes in market dynamics which have led to aggressive data offers and broadband deployments by the Group’s competitors and mergers of operators in certain markets, have adversely affected the competitive position of Telefónica, negatively impacting the evolution of revenues and its share of customers.
If Telefónica is not able to face the challenges posed by its competitors, the business, financial condition, results of operations and/or cash flows of the Group could be negatively affected.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate and adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications.
While automation and other digital processes may lead to significant cost and efficiency gains, there are also significant risks associated with such transformation processes.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group obsolete, as well as its technology. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as MNVOs, Internet companies or device manufacturers, could imply the loss of value of certain assets, affect the generation of income, or otherwise cause Telefónica to have to update its business model. This forces Telefónica to invest in the development of new products, technology and services in order to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. Additionally, this investment may not lead to the development or commercialization of successful products or services. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are derived from mobile Internet and connectivity services that are being launched. Examples of these services include IPTV services, IoT services, financial, security and cloud services.

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Research and development costs amounted to 947 million euros in 2018, representing an increase of 9.8% from 862 million euros in 2017 (906 million euros in 2016). These expenses represented 1.9%, 1.7% and 1.7% of the Group's consolidated revenues in 2018, 2017 and 2016, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks, which allow to offer broadband accesses over fiber optics with high performance, such as 600MB Internet connections or high definition television services. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, implies high levels of investments. As of December 31, 2018, in Spain, fiber coverage reached 21.3 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high level of investments required by these networks results in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
If Telefónica were not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group’s business, financial condition, results of operations and/or cash flows.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica’s performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2018, the Telefónica Group depended on two handset suppliers and ten network infrastructure suppliers, which, together, accounted for 71% and 80%, respectively, of the total contracted handsets as of such date. One of the handset suppliers represented 42% of all contracted handsets as of such date.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons. In addition, the suppliers on which Telefónica relies may also be subject to litigation with respect to technology on which Telefónica depends, including litigation involving claims of patent infringement. Such claims are frequently made in the communications industry.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadline or such products and services do not meet the Group’s requirements, this could hinder the deployment and expansion plans of the network, which in certain cases could affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, may have an adverse impact on certain of Telefónica’s suppliers and other significant players in the industry.
The imposition of trade restrictions could result in higher costs and lower margins, and could adversely affect the Group’s business, financial condition, results of operations and/or cash flows.

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Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen network interruptions due to system failures, including those due to natural disasters caused by natural or meteorological events or phenomena, network failures, hardware or software failures, theft of network elements or cyber-attacks that affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Information technology is key to the Group’s business and it could be subject to cybersecurity risks.
The Group operates in an environment increasingly prone to cyber-threats. Consequently, it is necessary for the Group to continue to advance its capacity to identify and detect technical threats and vulnerabilities and improve its ability to react to incidents. This includes the need to strengthen security controls in the supply chain as well as to place increased focus on security measures adopted by partners of the Group and other third parties.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly dependent on telecommunications and computer networks and have adopted cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones and intelligence gathering by employees with access. Further, the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and/or take actions that affect the Group's networks in an inconsistent manner with the Group's policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, including backup, log review, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion detection or prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures may not always be effective. The Telefónica Group has insurance policies in place which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and deductibles applying, certain losses arising out of this type of incidents. To date the insurance policies in place have covered some incidents of this sort, yet due to the potential severity and uncertainty of the mentioned events, these policies may not be sufficient to cover all possible monetary losses arising out of an individual event.
Possible regulatory, business, economic or political changes and other factors could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In 2018, impairment losses in the value of goodwill, have been recognized amounting to 350 million euros, related to Telefónica's operations in Mexico. No impairments were recognized in 2017. In 2016, impairment losses, in the value of goodwill, were recognized amounting to 215 million euros, related to Telefónica’s operations in Venezuela (124 million euros) and in Mexico (91 million euros). In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group’s ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica

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believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. In 2018, Telefónica Móviles México derecognized deferred tax assets amounting to 327 million euros. Further details on intangible assets and goodwill are provided in Notes 6 and 7 to the Consolidated Financial Statements.
The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.
The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.
In addition, the Telefónica Group's Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.
In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Notes 22 and 26 to the Consolidated Financial Statements. Additional details on provisions for litigation, tax sanctions and claims can be found in Note 21 to the Consolidated Financial Statements.
The telecommunications industry could be affected by factors related to sustainability and the environment. It could also be affected by the possible effects that electromagnetic fields could have on health.
Telefónica’s operations and assets (including its towers and submarine cables) are located in many areas that are subject to natural disasters and severe weather, and which may be adversely affected in the future by climate change. Climate-related factors, such as heat waves, drought, sea levels, storms or flooding, could lead to unanticipated network interruptions and costly repairs, and negatively impact the demand for Telefónica’s services in affected areas. Furthermore, if the Group’s insurance did not fully cover business interruptions or losses resulting from these events, any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.
In addition, government restrictions, standards, or regulations intended to reduce greenhouse gas emissions or potential climate change impacts are likely to result in increased energy, transportation, or raw material and

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other supply costs. Moreover, local, national or international policy responses to climate change, such as carbon pricing or levies, emission caps or subsidy withdrawals may also lead to the stranding or financial impairment of certain of the Group’s assets. Furthermore, the Group may face increased reputational pressure if its activities are perceived to be inconsistent with addressing climate change.
While the Group has taken several steps to increase its resilience to climate change and to limit its carbon footprint, there is no certainty as to whether such steps will be effective or sufficient.
The telecommunications industry could also be affected by the possible effects that electromagnetic fields emitted by mobile devices and base stations could have on health, as well as by concerns relating to such matters. These concerns have led some governments and administrations to take measures that have compromised the deployment of the necessary infrastructures to ensure quality of service, and have affected the criteria for the deployment of new networks and the development of digital services such as smart meters.
There is consensus among several groups of experts and public health agencies, including the World Health Organization, who state that, to date, there have been no proven risks of exposure to low radio-frequency signals from mobile communications. The scientific community continues to investigate this issue, especially with regard to mobile devices.
Concerns about electromagnetic fields may discourage the use of mobile telephony and new digital services, and may lead government authorities to impose significant restrictions on the location and operation of antennas or cells and the use of radio frequencies by mobile phones, as well as the deployment of smart meters and other products that use mobile technology. This could lead to the impossibility of expanding or improving the Group’s mobile network.
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.

Telefónica, S.A. 260

CHAPTER 5
ANNUAL CORPORATE GOVERNANCE REPORT

2018 Consolidated Financial Statements

Annual Corporate Governance Report for Listed Companies
A. Capital Structure
A.1 Complete the table below with details of the share capital of the company:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
20/09/2017	5,192,131,686.00	5,192,131,686	5,192,131,686
Please state whether there are different classes of shares with different associated rights:
No

A.2 Please provide details of the company’s significant direct and indirect shareholders at year end, excluding any directors:

Name or corporate name of shareholder	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A	5.26	0.01	0.00	0.00	5.28
CaixaBank, S.A	5.00	0.01	0.00	0.00	5.01
BlackRock, Inc.	0.00	4.85	0.00	0.22	5.08

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Breakdown of the indirect holding:

Name or corporate name of indirect shareholder	Name or corporate name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.01	0.00	0.01
CaixaBank, S.A.	VidaCaixa, S.A. de Seguros y Reaseguros	0.01	0.00	0.01
BlackRock, Inc.	Grupo BlackRock	4.85	0.22	5.08

Indicate the most significant movements in the shareholding structure during the year:
--

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A.3 In the following tables, list the members of the Board of Directors (hereinafter directors) with voting rights in the company:

Name of director	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights	% voting rights that can be transmitted through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Mr. José María Álvarez-Pallete López	0.03%	0.00%	0.01%	0.00%	0.03%	0.00%	0.00%
Mr. Isidro Fainé Casas	0.01%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. José María Abril Pérez	0.01%	0.01%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. Ángel Vilá Boix	0.01%	0.00%	0.01%	0.00%	0.01%	0.00%	0.00%
Mr. José Javier Echenique Landiríbar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Peter Erskine	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Luiz Fernando Furlán	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. Carmen García de Andrés	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. Maria Luisa Garcia Blanco	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Peter Löscher	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Ignacio Moreno Martínez	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco Javier de Paz Mancho	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	0.00%	0.05%	0.00%	0.00%	0.05%	0.00%	0.00%

Total percentage of voting rights held by the board of directors
0.13%

Telefónica, S.A. 264

2018 Consolidated Financial Statements

Breakdown of indirect holding:

Name of director	Name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights	% voting rights that can be transmitted through financial instruments
Mr. José María Abril Pérez	Other company shareholders	0.01%	0.00%	0.01%	0.00%
Mr. José Javier Echenique Landiríbar	Other company shareholders	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	Other company shareholders	0.05%	0.00%	0.05%	0.00%

Remarks
It is pointed out that the Company has, among its rules of governance, an Internal Code of Conduct in matters relating to the Securities Markets, which include, among other matters, the action rules for the performance of personal transactions by Directors and management personnel on securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying are securities or instruments issued by the Company.
The general operating principles of such Internal Code of Conduct include operations subject to communication; action limitations; as well as the minimum maintenance period in the event of acquisition Company Shares, during which they shall not be transferred, unless there are exceptional situations that justify their transfer, with the prior authorization of the Regulatory Compliance Committee.

A.4 If applicable, state any family, commercial, contractual or corporate relationships that exist among significant shareholders to the extent that they are known to the company, unless they are insignificant or arise in the ordinary course of business, except those that are reported in Section A.6:

Name of related party	Nature of relationship	Brief description
-	-	-

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A.5 If applicable, state any commercial, contractual or corporate relationships that exist between significant shareholders and the company and/or group, unless they are insignificant or arise in the ordinary course of business:

Name of related party	Nature of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with CaixaBank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., and Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R.

Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.L.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira de México, S.A. de C.V.

Banco Bilbao Vizcaya Argentaria, S.A.	Contractual
Memorandum of understanding executed by Telefónica Digital España, S.L.U. with the aim of exploring a potential collaboration to offer loans to consumers and SME in Argentina, Colombia, Perú and México.

CaixaBank, S.A.	Corporate
Shareholding of CaixaBank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.

CaixaBank, S.A.	Corporate	Shareholding of Caixabank Consumer Finance, E.F.C., S.A. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.

A.6 Describe the relationships, unless insignificant for the two parties, that exist between significant shareholders or shareholders represented on the Board and directors, or their representatives in the case of proprietary directors.

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Explain, as the case may be, how the significant shareholders are represented. Specifically, state those directors appointed to represent significant shareholders, those whose appointment was proposed by significant shareholders and/or companies in its group, specifying the nature of such relationships or ties. In particular, mention the existence, identity and post of directors, or their representatives, as the case may be, of the listed company, who are, in turn, members of the Board of Directors or their representatives of companies that hold significant shareholdings in the listed company or in group companies of these significant shareholders.

Name or company name of related director or representative	Name of company name of related significant shareholder	Company name of the group company of the significant shareholder	Description of relationship/post
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	In process of retirement. Formerly General Manager of Wholesale and Investment Banking in Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	CaixaBank, S.A.	-
Ms. Sabina Fluxà Thienemann	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Member of Eastern Territorial Regional Advisory Board (Spain) of Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Jordi Gual Solé	CaixaBank, S.A.	CaixaBank, S.A.	Chairman of CaixaBank, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Fomerly General Manager of Chairman's Office in Banco Bilbao Vizcaya Argentaria, S.A.

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2018 Consolidated Financial Statements

Remarks
Mr. José María Abril Pérez and Mr. Ignacio Moreno Martínez Name or company name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas and Mr. Jordi Gual Solé Name or company name of the shareholder represented or that has proposed their appointment: CaixaBank, S.A.
Ms. Sabina Fluxà Thienemann                                                                                                                               Member of the Eastern Territorial Regional Advisory Board (which includes the regions of Valencia, Murcia and Baleares) of Banco Bilbao Vizcaya, S.A., to whom she advices as prominent businesswoman on their objective to keep on approaching their business strategy to the current social-economic situation of such regions, without receiving any remuneration for such position.

A.7 State whether the company has been notified of any shareholders’ agreements that may affect it, in accordance with Articles 530 and 531 of the Ley de Sociedades de Capital (Corporate Enterprises Act or LSC). If so, describe these agreements and list the party shareholders:
No
State whether the company is aware of any concerted actions among its shareholders. If so, provide a brief description:
No

If any of the aforementioned agreements or concerted actions have been modified or terminated during the year, please specify expressly:
Shareholders Agreement Telefónica, S.A. - Vivendi, S.A.
In September 2015, after obtaining regulatory approval from the Conselho Administrativo (Administrative Council) de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi, S.A. 46.0 million shares of its treasury stock, representing, at that time, 0.95% of its share capital, in exchange for 58.4 million shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. in the framework of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the capital stock of Telefónica Brasil, S.A.
By virtue of this agreement, Vivendi, S.A. undertook, among other obligations, to: (i) refrain from selling Telefónica shares during certain periods (lock up), and to (ii) assume certain restrictions which, in the event of a transfer, after the lock up periods have elapsed, guarantee an orderly sale of such shares.
At the date of issue of this Report such shareholders agreement is no longer in force.

A.8 State whether any individual or company exercises or may exercise control over the company in accordance with Article 5 of the Ley de Mercados de Valores (Spanish Securities Market Act or LMV). If so, please identify them:
No

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2018 Consolidated Financial Statements

A.9 Complete the following table with details of the company’s treasury shares:
At close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
65,496,120	0	1.26%
(*) Through:
--
Explain any significant changes during the year:

Explain significant changes
There is not significant change of the treasury stock in 2018. There have been only transmissions corresponding to the execution of different incentive plans for employees, which represent less than 0,01% of the stock.

A.10 Provide a detailed description of the conditions and terms of the authority given to the Board of Directors to issue, repurchase, or dispose of treasury shares.
At Telefónica's Ordinary General Shareholders Meeting held on June 8, 2018, the shareholders resolved to renew the authorization granted at the General Shareholders Meeting of May 30, 2014, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

"A)
To authorize, pursuant to the provisions of Section 144 et seq., of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries - at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

Telefónica, S.A. 269

2018 Consolidated Financial Statements

B)
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C)
To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on May 30, 2014 ".

A.11 Estimated working capital:

%
Estimated working capital	83.24

A.12 State whether there are any restrictions (article of associations, legislative or of any other nature) placed on the transfer of shares and/or any restrictions on voting rights. In particular, state the existence of any type of restriction that may inhibit a takeover attempt of the company through acquisition of its shares on the market, and those regimes for the prior authorisation or notification that may be applicable, under sector regulations, to acquisitions or transfers of the company’s financial instruments.
Yes
Description of restrictions
In accordance with article 26 of the Company's Bylaws, no shareholder may exercise a number of votes exceeding 10 per cent of the total share capital with voting rights existing at any time, regardless of the number of shares held; all of the foregoing with full and mandatory submission to the provisions of the Law. In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, not including those held by other holders who have delegated their representation to that shareholder, without prejudice to the application of the same percentage limit of 10% to each of the shareholders represented individually.
The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be cast - either jointly or separately - by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or legal entity that is a shareholder, and the entity or entities, also shareholders, that the former directly or indirectly controls.
For the purposes indicated in the previous paragraph, in order to consider the existence of a group of entities, as well as the control situations indicated above, the provisions of article 18 of the Corporations Act shall apply.
In addition, and in accordance with article 527 of the Corporations act, in listed companies, the bylaw's clauses that, directly or indirectly, establish, in general terms, the maximum number of votes that may be cast by a single shareholder, companies belonging to the same group or those acting in concert with the foregoing shall cease to have effect when, following a takeover bid, the offerer has reached a percentage equal to or greater than 70 per cent of the capital carrying voting rights, unless the said offerer is not subject to equivalent neutralization measures or has not adopted them.
On the other hand,the provisions of Law 19/2003 of 4 July, on the Legal System of Transfers of Capital and of Financial Transactions with Foreign Countries and on Certain Measures for the Prevention of Money Laundering (Article 7), establishes that the Government may agree to the suspension of the regime of deregulation on

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2018 Consolidated Financial Statements

foreign investments set out in such with regard to acts, businesses, transactions or operations that, by their nature, form or conditions of performance, affect or may affect activities directly related to national defense, or activities that affect or may affect public order, public safety and public health.

.13 State if the shareholders have resolved at a meeting to adopt measures to neutralise a take-over bid pursuant to the provisions of Act 6/2007.
No

If so, please explain the measures approved and the terms under which such limitations would cease to apply:

Explain the measures approved and the terms under which such limitations would cease o apply
--

A.14 State if the company has issued shares that are not traded on a regulated EU market.
Yes
If so, please list each type of share and the rights and obligations conferred on each.

List each type of share
At the date of issue of this Report, shares of Telefónica, S.A. are traded on the Spanish electronic trading system (the "Continuous Markets"), and also on the stock exchanges of New York, London, Lima and Buenos Aires, and they have all the same characteristics, rights and obligations.
On the New York and Lima Stock Exchanges, Telefónica, S.A. shares are traded through American Depositary Shares (ADSs), where each ADS represents a Company share.

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2018 Consolidated Financial Statements

B. General Shareholders' Meeting
B.1 State whether there are any differences between the quorum established by the LSC for General Shareholders’ Meetings and those set by the company and if so, describe them in detail:
No

B.2 State whether there are any differences in the company’s manner of adopting corporate resolutions and the manner for adopting corporate resolutions described by the LSC and, if so, explain:
No
Describe how it is different from that contained in the LSC.
--

B.3 State the rules for amending the company’s Articles of Association. In particular, state the majorities required for amendment of the Articles of Association and any provisions in place to protect shareholders’ rights in the event of amendments to the Articles of Association.
The Bylaws and Regulations for the General Shareholders Meeting of Telefónica confer upon the General Shareholders Meeting the power to agree the amendment of the Corporate By-laws (articles 15 and 5, respectively), being subject to legal provisions applicable for all other matters.
The procedure for amending the Bylaws is established on Articles 285 and following articles of the revised text of the Spanish Corporations Act, and needs to be approved at the General Shareholders Meeting with the majorities stated in Articles 194 and 201 of the same law. In particular, if the Shareholders Meeting is summoned to deliberate on Bylaw amendments, including capital increases or decreases, on eliminating or restricting the preferential acquisition right for new shares, and the transformation, merger, spin-off, or the global assignment of assets and liabilities and the relocation of the registered offices abroad, then shareholders which own at least fifty per cent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, then the Shareholders' Meeting will be held on second call, on this occasion at least twenty-five per cent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders which represent less than fifty per cent of the subscribed capital with voting rights are present at the Shareholders Meeting, either in person or by proxy, the resolutions referred to above can only be approved when two thirds of the capital, present or represented by proxy at the Shareholders Meeting, vote in favor of the resolution.
Pursuant to article 286 of the Spanish Corporations Act, if the Bylaws are amended, then the Directors, or, if applicable, the shareholders who have made the proposal, will have to draw up in full the text of their proposed amendment, and a written report justifying the amendment, which must be made available to shareholders when the General Meeting is called to deliberate on the amendment.
Furthermore, pursuant to article 287 of the Spanish Corporations Act, the announcement calling the General Shareholders Meeting will have to clearly state the questions which might be amended, and note that all the Shareholders are entitled to analyze the full text of the proposed amendment and the report on such amendment at the registered offices, as well as to request such documents to be delivered or sent to them free of charge.
According to article 291 of the Spanish Corporations Act, when new obligations are established for Shareholders due to amendment of the Bylaws, the resolution will have to be passed with the approval of the affected Shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, then the provisions of article 293 of that Act will be applicable.

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2018 Consolidated Financial Statements

The procedure for voting on proposed resolutions by the Shareholders' Meeting is also regulated in Article 197 bis of the Spanish Corporations Act, in the internal regulations of Telefónica (in particular, in Article 23 of the Regulations of the General Shareholders Meeting). This Article states that, when amendments are made to the Bylaws, each article or group of articles which are materially different will be voted for separately.

B.4 Give details of attendance at General Shareholders’ Meetings held during the year of this report and the previous year:

Attendance data
Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other
12/05/2016	0.21%	55.34%	0.03%	0.55%	56.13%
Of which, free float	0.03%	32.91%	0.03%	0.55%	33,52%
09/06/2017	0.27%	55.71%	0.03%	0.49%	56.50%
Of which, free float	0.06%	35.87%	0.03%	0.49%	36.45%
08/06/2018	0.09%	52.80%	0.04%	0.49%	53.42%
Of which, free float	0.03%	34.64%	0.04%	0.49%	35.20%

B. 5 State whether any point on the agenda of the General Shareholders’ Meetings during the year has not been approved by the shareholders for any reason.
No

B.6 State if the Articles of Association contain any restrictions requiring a minimum number of shares to attend General Shareholders’ Meetings, or on distance voting:
Yes

Number of shares requires to attend General Meetings	300

Number of shares requires for distance voting	300

B.7 State whether it has been established that certain decisions other than those established by law exist that entail an acquisition, disposal or contribution to another company of essential assets or other similar corporate transactions that must be subject to the approval of the General Shareholders’ Meeting.

No

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Explain the decisions that must be subject to the General Shareholders' Meeting, other than those established by law
-

B.8 State the address and manner of access to the page on the company website where one may find information on corporate governance and other information regarding General Shareholders’ Meetings that must be made available to shareholders through the company website.
Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access and content of the Company website, including information on General Shareholders Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

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C. Company management structure
C.1 Board of Directors
C.1.1 Maximum and minimum number of directors established in the Articles of Association and the number set by the general meeting:

Maximum number of directors	20
Minimum number of directors	5

Number of directors set by the general meeting	17

Remarks
The General Ordinary Shareholders' Meeting held on June 9, 2017, approved the establishment of seventeen members as the number of Board of Directors.
C.1.2 Please complete the following table on directors:

Name of director	Natural person representative	Director category	Position on the Board	Date first appointed to Board	Last re-election date	Method of selection to Board
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	26/07/2006	09/06/2017	Resolution of General Shareholders' Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	26/01/1994	12/05/2016	Resolution of General Shareholders' Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	25/07/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Ángel Vilá Boix	—	Executive	Chief Operating Officer (C.O.O.)	26/07/2017	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Juan Ignacio Cirac Sasturain	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Peter Erskine	—	Other External	Director	25/01/2006	12/05/2016	Resolution of General Shareholders' Meeting
Ms. Sabina Fluxà Thienemann	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Luiz Fernando Furlán	—	Independent	Director	23/01/2008	08/06/2018	Resolution of General Shareholders' Meeting
Ms. Carmen García de Andrés	—	Independent	Director	04/05/2017	09/06/2017	Resolution of General Shareholders' Meeting

Telefónica, S.A. 275

2018 Consolidated Financial Statements

Ms. María Luisa García Blanco	—	Independent	Director	25/04/2018	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Jordi Gual Solé	—	Proprietary	Director	31/01/2018	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Peter Löscher	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Ignacio Moreno Martínez	—	Proprietary	Director	14/12/2011	09/06/2017	Resolution of General Shareholders' Meeting
Mr. Francisco Javier de Paz Mancho	—	Independent	Director	19/12/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Francisco José Riberas Mera	—	Independent	Director	04/05/2017	09/06/2017	Resolution of General Shareholders' Meeting
Mr. Wang Xiaochu	—	Proprietary	Director	30/09/2015	12/05/2016	Resolution of General Shareholders' Meeting

Total number of directors	17
State if any directors, whether through resignation, dismissal or any other reason, have left the Board during the period subject to this report:

Name of director	Director type at time of leaving	Date of last appointment	Date director left	Specialised committees of which he/she was member	Indicate whether the director left before the end of the term
Ms. Eva Castillo Sanz	Other external Director	31/05/2013	25/04/2018	Regulation and Institutional Affairs Committee (Member) Service Quality and Consumer Service Committee (Member) Strategy and Innovation Committee (Member)	Yes

Reason for leaving and other remarks
The Director Ms. Eva Castillo Sanz, in order to facilitate the renewal of the Board of Directors, formally and expressly stated her voluntary resignation to the Board of Directors, at its meeting held on April 25, 2018, effective as of that date, from its position as Director of Telefónica, S.A., and thus from all of her position within the Board of Directors and within the Committees of such Board (member of the Service Quality and Customer Service Committee, of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee).

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C.1.3 Complete the following tables regarding the members of the Board and their categories:

EXECUTIVE DIRECTORS

Name or company name of director	Post in organisational chart of the company	Profile
Mr. José María Álvarez-Pallete López	Executive Chairman
Degree in Economics. International Management Program (IPM) from IPADE Business School (Instituto Panamericano de Alta Dirección de Empresa). An Advance Research Degree from the Department of Financial Economics and Accounting.

Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	Degree in Industrial Engineering. MBA at Columbia Business School.

Total number of executive directors	2
Percentage of Board	11.76%

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2018 Consolidated Financial Statements

PROPRIETARY DIRECTORS

Name of Director	Name or company name of the significant shareholder represented or that has proposed their appointment	Profile
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics. Professor at the University of Deusto.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics and Business Administration. MBA at INSEAD. Chairman of Metrovacesa, S.A. and Director of Roadis Transportation Holding, S.L.U. Senior Advisor of BC Partners for Spain.
Mr. Isidro Fainé Casas	CaixaBank, S.A.
PhD in Economics. ISMP in Business Administration. Post graduate degree in senior management at IESE. An academic at the Royal Academy of Economic and Financial Sciences and at the Real Academia de Doctores. Chairman of the Board of Trustees of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa” and Criteria Caixa, S.A.U. Honorary Chairman of Naturgy Energy Group, S.A. Chairmanship of the Spanish Confederation of Savings Banks (CECA), and Chairman of the Spanish Confederation of Directors and Executives (CEDE).

Mr. Jordi Gual Solé	CaixaBank, S.A.
PhD in Economics. Professor of Economics at the IESE Business School. Research Fellow at the Centre for Economic Policy Research (CEPR) in London. Chairman of CaixaBank, S.A. Chairman of Fundación de Estudios de Economía Aplicada (FEDEA).

Mr. Wang Xiaochu	China Unicom (Hong Kong) Limited
Degree in Telecommunications Engineering. Doctorate degree in Business Administration. Professor level senior engineer. Chairman of China United Network Communications Group Company Limited (“Unicom Group”), China United Network Communications Limited and China United Network Communications Corporation Limited, and as an Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited.

Number of independent directors	5
Percentage of the Board	29.41%

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2018 Consolidated Financial Statements

INDEPENDENT DIRECTORS

Name of director	Profile
Mr. Juan Ignacio Cirac Sasturain	Graduated in Theoretical Physics. PhD in Physics. Fields of specialization in Quantum Optics, Quantum Computation, Atomic Physics.
Mr. José Javier Echenique Landiríbar
Economics and Actuarial Sciences Graduate. Professor of Social Security Quantitative Techniques.
ViceChairman of Banco Sabadell, S.A. Director of ACS Actividades de Construcción y Servicios, S.A., of ACS Servicios, Comunicaciones y Energía, S.L., and Grupo Empresarial ENCE, S.A.

Ms. Sabina Fluxà Thienemann	Degree in Business Management and Administration. MBA from ESADE. High Business Management Program at IESE. ViceChairman and CEO of Iberostar Group.
Mr. Luiz Fernando Furlán	Degree in chemical engineering and business administration, specialising in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. Carmen García de Andrés	Degree in Economic and Business Sciences. Chairwoman of Tomillo Foundation.
Ms. María Luisa García Blanco.	Degree in Law. State Attorney (on leave of absence). Founding Partner at law firm Salama García Blanco.
Mr. Peter Löscher
Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Chairman of the Supervision Board of OMV Aktiengesellshaft and Sulzer AG.

Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE business Management Program. Formerly Chairman of the State owned company MERCASA.
Mr. Francisco José Riberas Mera	Degree in Law and in Economics and Business Administration. Chief Executive Officer of Gestamp Automoción, S.A.

Total number of independent directors	9
Percentage of the Board	52.94%

State whether any independent director receives from the company or any company in the group any amount or benefit other than compensation as a director, or has or has had a business relationship with the company or any company in the group during the past year, whether in his or her own name or as a significant shareholder, director or senior executive of a company that has or has had such a relationship.

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No
In this case, include a statement by the Board explaining why it believes that the director in question can perform his or her duties as an independent director.
--

OTHER EXTERNAL DIRECTORS
Identify the other external directors and state the reasons why these directors are considered neither proprietary nor independent, and detail their ties with the company or its management or shareholders:

Name of director	Reason	Company, director or shareholder to whom the director is related	Profile
Mr. Peter Erskine
Mr. Peter Erskine was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to "Other External" Director.
		Telefónica, S.A.	Degree in Psychology. Until December 2007 he was General Manager of Telefónica Europe. Until December 2015 he was Chairman of Ladbrokes, Plc.

Total number of other external directors	1
Percentage of the Board	5.88%
State any changes in status that has occurred during the period for each director:

Name of director	Date of change	Previous Status	Current Status
Mr. Peter Erskine	25/01/2018	Independent Director	Other External Director
C.1.4 Complete the following table with information relating to the number of female directors at the close of the past 4 years, as well as the category of each:

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2018 Consolidated Financial Statements

	Number of female directors				% of directors for each category
	Year 2018	Year 2017	Year 2016	Year 2015	Year 2018	Year 2017	Year 2016	Year 2015
Executive	0	0	0	0	0.00%	0,00%	0,00%	0,00%
Proprietary	0	0	0	0	0.00%	0,00%	0,00%	0,00%
Independent	3	2	1	0	33.33%	22.22%	11.11%	0,00%
Other external	0	1	1	1	0.00%	100.00%	33.33%	33.33%
Total	3	3	2	1	17.65%	18.75%	11.11%	5.56%
Remarks
The number of female Directors in the financial year 2017 and 2018 was the same (3 female Directors). However, the percentage of female Directors over the total number of Board members is different in one year and in another, since at December 31, 2017 the number of Directors was 16, and at December 31, 2018 it was 17.

C.1.5 State whether the company has diversity policies in relation to the Board of Directors of the company on such questions as age, gender, disability and training and professional experience. Small and medium-sized enterprises, in accordance with the definition set out in the Accounts Audit Act, will have to report at least the policy they have implemented in relation to gender diversity.
Yes

Should this be the case, describe these diversity policies, their objectives, the measures and way in which they have been applied and their results over the year. Also state the specific measures adopted by the Board of Directors and the appointments and remuneration committee to achieve a balanced and diverse presence of directors.
In the event that the company does not apply a diversity policy, explain the reasons why.
Description of policies, objectives, measures and how they have been implemented, including results achieved
Telefónica S.A. has a Board Member Selection Policy as of November 25, 2015. This Policy was updated on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, as a consequence, was renamed the Diversity Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members. This Policy is concrete and verifiable, and as of November 25, 2015 (before its update of December 13, 2017), assures that the proposals for appointments or re-election of Board Members is based on a prior analysis of the Board of Director’s needs, and favor a diversity of knowledge, training and professional experience, age and gender, ensuring that such proposals are free from any implicit bias entailing any kind of discrimination, particularly by reason of gender, disability or any other personal condition.
In accordance with the aforementioned Policy, the selection of candidates for Director of Telefónica shall adhere to the following principles:
1. Efforts will be made for the Board of Directors to have a balanced composition, with a large majority of non-Executive Directors and an appropriate mix of Proprietary and Independent Directors.
2. The Board of Directors shall endeavor to ensure that the Director selection procedures favor diversity of knowledge, training, professional experience, age and gender, and are free from any implicit bias entailing any kind of discrimination. All of the foregoing is in order for the Board of Directors to have a diverse and balanced

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composition overall, which i) enriches analysis and debate, ii) contributes to multiple viewpoints and positions, iii) favors decision-making, and iv) gives it maximum independence.
It shall also ensure that the candidates for non-Executive Director have sufficient available time to properly perform their duties.
3. The process for selecting candidates for Director shall also be based on a prior analysis of the needs of the Company and of its Group. Such analysis must be performed by the Company’s Board of Directors, with the advice and with the required prior justifying report of the Nominating, Compensation and Corporate Governance Committee.
4. Such report of the Nominating, Compensation and Corporate Governance Committee shall be published upon occasion of the call to the General Shareholders’ Meeting at which the ratification, appointment or re-election of each Director is submitted.
5. The Nominating, Compensation and Corporate Governance Committee shall verify compliance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the Selection of Directors on an annual basis, and information thereon shall be included in the Annual Corporate Governance Report and in such other documents as are deemed appropriate.
On the other hand, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen for the position of Director are persons of recognized caliber, qualifications, training and professional experience, who are willing to devote a sufficient portion of their time and the required effort to the performance of their duties, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.
In this regard, candidates for Director shall be persons of recognized prestige, caliber, training and professional experience, especially in the telecommunications, economic/financial, accounting, auditing, risk management and/or business management fields, with the ability to lead teams made up of persons belonging to various fields of activity, and extensive knowledge about large companies.
Likewise, it should be noted that the same criteria and principles that the Company applies in the process of selection and appointment of the members of the Board of Directors are also applied to the appointment of the Directors that are part of the different Committees of the Board of Directors of the Company.
Finally, and with regard to the performance evaluation, the Board of Directors must undertake an annual evaluation of its operations and that of its Committees, particularly evaluating the application of the various aspects of diversity contained in this Policy in the composition and powers of the Board of Directors, as well as the performance of the Chairman of the Board of Directors, of the Company’s Chief Executive Officer, and of the various Directors, paying special attention to the heads of the various Committees of the Board, and shall adopt appropriate measures for the improvement thereof.
The Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Board Members is public and may be viewed on the corporate web page (www.telefonica.com).
The Reports of the Board of Directors and the Nominating, Compensation and Corporate Governance Committee, drafted in relation to the proposals for re-election and ratification of appointments of Directors submitted to the General Shareholders' Meeting held on June 8, 2018, explain in detail how the Diversity Policy was applied in relation to the Board of Directors of Telefónica, S.A. and the Selection of Directors, as well as the diversity criteria applied in the selection process.
C.1.6 Describe the means, if any, agreed upon by the appointments committee to ensure that selection procedures do not contain hidden biases which impede the selection of female directors and that the company deliberately seeks and includes women who meet the target professional profile among potential candidates and which makes it possible to achieve a balance between men and women:

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Explanation of means:
In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.
In this context, and as mentioned above, the Nominating, Compensation and Corporate Governance Committee analyzed and favorably reported the update of the Board Member Selection Policy (approved, in its first version, on November 25, 2015), which included the Diversity Policy applicable to the Telefónica, S.A. Board of Directors. It was thus renamed the Diversity Policy related to the Telefónica, S.A. Board of Directors and Board Member Selection, approved by the Board of Directors at their meeting held on December 13, 2017.
Furthermore, subject to Article 10.4 of the Regulations of the Board of Directors, the results of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.
In the event there are few or no female directors in spite of any measures adopted, please explain the reasons that justify such situation:
Explanation of reasons:
As shown in Table C.1.4, the selection procedures do not suffer from implicit biases that hinder the selection of Directors and in fact the Company has deliberately sought women who meet the professional profile sought. In this sense, regarding the percentage that female Directors represent with respect to the total number of members of the Board of Directors, in Table C.1.4, shows the qualitative leap that the Company has made in this area, having gone from 5.56% in 2015, to 17.65% in 2018.
All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of female directors on the Board guarantee an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company.
Thus, in the amendment carried out during the year 2016 in the composition of the Company's Board of Directors, Ms. Sabina Fluxà Thienemann was appointed unanimously by the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, as Independent Director of Telefónica. This appointment was ratified by the Telefónica General Shareholder's Meeting held on May 12, 2016.
Likewise, in the amendment brought into effect in 2017 on the composition of the Board of Directors of the Company, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as Independent Board Member of Telefónica, at the proposal of the Nominating, Compensation and Corporate Governance Committee. This appointment was ratified by the Telefónica General Shareholder's Meeting held on June 9, 2017.
Furthermore, in 2018, the Company's Board of Directors unanimously appointed Ms. María Luisa García Blanco as Independent Board Member of Telefónica, at the proposal of the Nominating, Compensation and Corporate Governance Committee. This appointment was ratified by the Telefónica General Shareholder's Meeting held on June 8, 2018.
In all the above mentioned proposals to appoint (Ms. Sabina Fluxà Thienemann, Ms. Carmen García de Andrés and Ms. María Luisa García Blanco), the Nominating, Compensation and Corporate Governance Committee considered the solvency, competency, experience, professional merits and availability of Ms. Fluxà, Ms. García de Andrés and Ms. García Blanco for their effective performance of the duties, exclusively considering their individual and professional characteristics. All of this was included in the framework of the Board Member Selection Policy, which, with respect to the promotion of the presence of Board Members in the Board of

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Directors, already expressly imposed the obligation to favor gender diversity in Board Member selection procedures, and prohibited any type of implicit bias that could entail any discrimination.
C.1.7 Describe the conclusions of the appointments committee rearding verification of compliance with the selection policy for directors; in particular, as it relates to the goal of ensuring that the number of female directors represents at least 30% of the total membership of the Board of Directors by the year 2020.
Explanation of the conclusions:
Telefónica S.A. has a Board Member Selection Policy as of November 25, 2015. This Policy was updated on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, as a consequence, was renamed the Diversity Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members. This Policy is concrete and verifiable, and as of November 25, 2015 (before its update of December 13, 2017), assures that the proposals for appointments or re-election of Board Members is based on a prior analysis of the Board of Director’s needs, and favor a diversity of knowledge, training and professional experience, age and gender, ensuring that such proposals are free from any implicit bias entailing any kind of discrimination, particularly by reason of gender, disability or any other personal condition.
Within the framework of the Selection of Board Members Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members, during the 2018 fiscal year, the Nominating, Compensation and Corporate Governance Committee proposed and/or informed, as the case may be, the appointment of Telefónica S.A. Board Members in accordance to the aforementioned criteria, considering the solvency, competency, experience, professional merits, and disposition of the candidates to dedicate the time and effort necessary for the efficient performance of their duties, exclusively considering their personal and professional characteristics, all of this to favor a diversity of knowledge, training and professional experience, age and gender, ensuring that such proposals are free from any implicit bias entailing any kind of discrimination, particularly by reason of gender, disability or any other personal condition.
Thus, in its meeting celebrated on January 30, 2018 the Committee favorably informed the appointment by co-option as Proprietary Director, and at the proposal of CaixaBank, S.A., of Mr. Jordi Gual Solé, after the voluntary resignation from its position as Board Member presented by Mr. Antonio Massanell Lavilla. Likewise, in its meeting celebrated on April 24, 2018, the Committee proposed to the Company’s Board of Directors the appointment by co-option as Independent Board Member of Ms. María Luisa García Blanco, replacing Ms. Eva Castillo Sanz. These appointments were ratified by the Ordinary General Shareholders' Meeting of Telefónica held on June 8, 2018, as explained below.
Likewise, within the framework of the Selection of Board Members Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members, the Committee favorably informed and/or proposed, as the case may be, the re-election and ratification of the Telefónica S.A. Board Members by the Company’s Ordinary General Shareholders Meeting, considering and assessing the duties performed and the dedication of the Board Members, basing all of the proposals on a prior analysis of the Board of Director’s needs, and favouring the diversity of knowledge, experiences, and gender.
Thus, the Ordinary General Shareholders' Meeting held on June 8, 2018 approved, at the proposal of the Company's Board of Directors, the re-election of Mr. Luiz Fernando Furlán, Mr. Francisco Javier de Paz Mancho, and Mr. José María Abril Pérez, as well as the ratification of the appointment by co-optation of Mr. Ángel Vilá Boix, Mr. Jordi Gual Solé, and Ms. María Luisa García Blanco.
In this sense, it must be noted that the Nominating, Compensation and Corporate Governance Committee verified the compliance of the Selection of Board Members Policy in relation to the Telefónica S.A. Board of Directors and the Selection of Board Members, on the occasion of the preparation of the proposals for appointment, re-election, and/or ratification of the Board Members submitted to the General Shareholders' Meeting held on June 8, 2018.
As for the percentage that the female Board Members represent with respect to the total number of members of the Board of Directors, a qualitative leap that the Company has taken in this field can be observed in figure C.1.4, passing from 5.56% in 2015 to 17.65% in 2018.

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2018 Consolidated Financial Statements

C.1.8 If applicable, please explain the reasons for the appointment of any proprietary directors at the request of shareholders with less than a 3% equity interest:

Name of shareholder	Reason
China Unicom (Hong Kong) Limited
On January 23, 2011, Telefónica, S.A. and China Unicom (Honk Kong) Limited (China Unicom), expanding on their existing strategic alliance, signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their Strategic Partnership in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom, in accordance with prevailing legislation and the Company's Bylaws. Mr. Wang Xiaochu, Chairman and Chief Executive Officer of China Unicom (Hong Kong Limited) is currently member of the Board of Directors of Telefónica, S.A.

State whether the Board has failed to meet any formal requests for membership from shareholders whose equity interest is equal to or higher than that of others at whose request proprietary directors have been appointed. if this is the case, please explain why the aforementioned requests were not met:
No
C.1.9 State the powers delegates by the Board of Directors, as the case may be, to directors or Board committees:

Name of director	Brief description
Mr. José María Álvarez-Pallete López - Executive Chairman (Chief Executive Officer)
The Chairman of the Company, as the Executive Chairman (Chief Executive Officer), has been expressly delegated to him all the powers and competences of the Board of Directors, except those that cannot be delegated by Law, by the Corporate ByLaws, or by the Regulations of the Board of Directors which establishes, in article 5.4, the powers that the Board of Directors reserves for itself, and may not delegate. In addition to the aforementioned delegation of powers, the Chairman of the Company has been granted in certain (not general) powers to perform specific operations approved by the company.

Mr. Ángel Vilá Boix- Chief Operating Officer (C.O.O.)
The Chief Operating Officer (C.O.O.) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate By-laws or according to the Regulations of the Board of Directors. In addition to the aforementioned delegation of powers, the C.O.O. of the Company has been granted in certain (not general) powers to perform specific operations approved by the company.

Executive Commission of the Board of Directors	The Executive Commision has been delegated all the faculties and powers of the Board of Directors, except those which cannot be delegated.

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C.1.10 Identify any members of the Board who are also directors or officers in other companies in the group of which the listed company is a member:

Name of director	Name of group member	Position	Does the director have executive powers?
Mr. José Javier Echenique Landiribar	Telefónica Móviles Mexico, S.A de C.V.	Director	No
	Telefónica Audiovisual Digital, S.L.U	Director	No
Mr. Peter Erskine	Telefónica Deutschland Holding, AG	Member of Supervisory Board	No
Mr. Luiz Fernando Furlan	Telefónica Brasil, S.A.	Director	No
Mr. Francisco Javier de Paz Mancho	Telefónica Móviles Argentina, S.A	Director	No
	Telefónica Brasil, S.A	Director	No
	Telefónica Móviles México, S.A de C.V	Director	No
	Telefónica Ingenieria de Seguridad, S.A	Chairman	No
C.1.11 List any legal-person directors of your company who are members of the Board of Directors of other companies listed on official securities markets other than group companies, and have communicated that status to the Company:

Name of director	Name of listed company	Position
Mr. José Javier Echenique Landiríbar	Banco Sabadell, S.A	Vice-Chairman
	ACS, Actividades de Construcción y Servicios, S.A	Director
	Ence, Energía y Celulosa, S.A	Director
Mr. Isidro Fainé Casas	The Bank of East Asia	Director

	Suez Environment Company	Director
Mr. Luiz Fernando Furlán	Brasil Foods, S.A (BRF)	Director
Mr. Jordi Gual Solé	CaixaBank, S.A	Chairman
	Erste Group Bank, AG	Director
Mr. Peter Löscher	Sulzer AG	Chairman
	OMV Aktiengesellschaft	Chairman
Mr. Ignacio Moreno Martinez	Metrovacesa, S.A	Chairman
Mr. Francisco Riberas Mera	Gestamp Automoción, S.A	Chairman
	CIE Automotive, S.A	Director
	Global Dominion Access, S.A	Director
Mr. Wang Xiaochu	China United Networks Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman-Chief Operating Officer

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Remarks
Mr. Isidro Fainé Casas is Honorary Chairman of Naturgy Energy Group, S.A.
Mr. Jordi Gual Solé is member of the Supervisory Board of Erste Group Bank, AG.
Mr. Peter Löscher is Chairman of the Supervisory Board of OMV Aktiengesellschaft and Chairman of Sulzer AG.

C.1.12 State whether the company has established rules on the number of board on which its directors may hold sets, providing details if applicable, identifying, where appropriate, where his is regulated:
Yes

Explanation of the rules and identification of the document where this is regulated
As set forth in Article 28.2 of the Regulations of the Board of Directors, the Directors will devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In this regard, persons who belong to over five Board of Directors of other corporations other than Telefónica, S.A. and its Group companies cannot be appointed as Directors.
For these purposes, a) all the Boards of companies which form part of the same Group will be counted as a single Board; and b) Boards of asset-holding companies or companies which are vehicles or complements for the Director's own professional activity, of his/her spouse or person with an analogous affective relationship, or his/her closest relatives, will not be counted. On an exceptional basis, for justified reasons, the Board will be able to exempt the Director from this prohibition.

C.1.13 State total remuneration received by the Board of Directors:

Board remuneration in financial year (thousand euros)	13,003
Amount of vested pension interests for current members (thousand euros)	15,900
Amount of vested pension interests for former members (thousand euros)	37,665
C.1.14 Identify senior management staff who are not executive directors and their total remuneration accrued during the year:

Name	Position
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer
Mr. Guillerno Ansaldo Lutz	Chief Global Resources Officer
Mr. Mariano de Beer	Chief Commercial Digital Officer
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit

Total senior management remuneration (thousand euros)	9,045

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Remarks
For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions under the direct dependence of the Board of Directors, Executive Committees or Chief Executive Officers of the Company. In addition, the head of Internal Audit is included for the purposes of annual remuneration.
On January 31, 2018, Mr Pablo de Carvajal González, currently General Secretary, Secretary of the Board of Directors and Director Global of Regulation, was appointed in place of Mr Ramiro Sánchez de Lerín García-Ovies.
It is stated that the amount indicated above includes the remuneration perceived by Mr Ramiro Sánchez de Lerín García-Ovies, former Secretary-General and Secretary of the Board of Directors of Telefónica, S.A., until the date of his disengagement from Telefónica, S.A., including the compensation perceived as a result of his removal.
With effects as of January 2019, Mr Eduardo Navarro de Carvalho was appointed Chief Comms, Corporate Affairs, Brand and Sustainability Officer of the Telefónica Group, coming to form part of the Senior Management of the company. It is stated that the amount indicated above does not include their remuneration as a member of the Senior Management, which has accrued after the end of the 2018 fiscal year.
C.1.15 State whether the Board rules were amended during the year
No
C.1.16 Specify the procedures for selection, appointment, re-election and removal of directors: the competent bodies, steps to follow and criteria applied in each procedure.
See heading H “Other information of Interest”. Note 3 to section C.1.16.
C.1.17 Explain how the annual evaluation of the Board has given rise to significant changes in its internal organisation and to procedures applicable to its activities:
Description of changes
With respect to the Board of Directors assessment corresponding to 2017, the Company Board of Directors, based on the favorable report of the Nominating, Compensation and Corporate Governance Committee, agreed to entrust this evaluation to an external consultant, Villafañe & Asociados Consultores.
The aim of this work has been to help the Telefónica, S.A. Board of Directors make their corporate governance assessment by identifying measures for improvement in the governance with possible action plans, under the terms established in the Good Governance Code of the listed companies, approved by the Spanish National Securities Market Commission.
The assessment has been carried out from the review of the Company’s Annual Reports corresponding to the 2016 fiscal year, and the Company’s corporate documentation, as well as interviews to Independent Board Members, and to the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors.
The results obtained in this external assessment were satisfactory, standing out some very positive aspects of the corporate governance system of the Company.
Likewise, some recommendations were reflected in this evaluation to optimize the corporate governance system of the Company, related, among others, to:

•
The operation of the Board of Directors, recommending the establishment of measures in order to have the documentation related to the issues to be discussed at Board and Committee meetings as far in advance as possible.

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•
The organization and the operation of the General Shareholder's Meeting, proposing to analyze the possibility of implementing opportune measures for its retransmission, provided that the circumstances thus permit this.

•
The composition of the Board of Directors, proposing to continue advancing towards a percentage of 30% of female Board Members in its breakdown by 2020, as well as to continue to reduce the total number of Board Members.

On the other hand, and with respect to the Board of Directors assessment corresponding to 2018, in a meeting on February 19, 2019, the Nominating, Compensation and Corporate Governance Committee revised and analysed the results of the Directors of Telefónica, S.A.'s evaluation of the Board of Directors and its Committees and of the Company's General Meeting, concluding that, on the whole, they were highly satisfied with the organisation and activities of these governing bodies.

Furthermore, and as a result of this assessment, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee's proposal, approved the suggested improvements described hereon in order to optimize the operation of the Company's governing bodies:

i) Continue with the implementation of measures and actions that allow for an optimum performance of the General Shareholder's Meeting.

ii) Continue with the process of analyzing the composition of the Board with regard to the implantation of succession plans and with the application of the Diversity Policy.

iii) Evaluate to include more presentations on the agenda of the Board of Directors and of the Executive Commission related to the strategy, so that they can be subject to debate by the Board Members.

Describe the evaluation process and the areas evaluated by the Board of Directors with the help, if any, of external advisors, regarding the function and composition of the board and its committees and any other area or aspect that has been evaluated.
As indicated above, on an annual basis, all the Company's Directors assess the functioning of the Board of Directors of Telefónica, S.A., its Committees and of the General Shareholders' Meeting.
Subsequently, the Nominating, Compensation and Corporate Governance Committee reviews and analyzes the results of the assessment carried out by the Directors, identifying those areas that could be improved. After a detailed examination and analysis of the results achieved, the Nominating, Compensation and Corporate Governance Committee proposes to the Board of Directors the implementation of the suggestions and recommendations deemed appropriate.
With respect to fiscal year 2018, at the meeting of the Board of Directors held on December 12, all the Directors were given a questionnaire in order to carry out the assessment corresponding to said fiscal year.
The aforementioned questionnaire contained very diverse questions grouped into the following five sections:
–Composition, functioning and powers of the Board of Directors, expressly including the adequacy of the performance and contribution of the Directors to the Board of Directors.
–Composition and functioning of the Committees, expressly including the performance and contribution of the Chairmen of the Committees of the Board of Directors.
–Performance of the Executive Chairman.
–Rights and Duties of Directors.
–General Shareholders' Meeting.

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– Other
As already indicated, once the questionnaires had been received, filled in with the opinions and suggestions of all the Directors, action plans were established on those matters that were identified as susceptible to improvement.
The Board of Directors unanimously approved the proposals for improvement formulated by the Nominating, Compensation and Corporate Governance Committee, in order to optimize the operation of the Company's Governing Bodies.
It should be noted that, in accordance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the Board of Directors' Selection Policy, at least, every three years the Board of Directors will be assisted in carrying out the assessment by an external consultant, whose independence will be verified by the Nominating, Compensation and Corporate Governance Committee. Thus, the assessment corresponding to fiscal year 2017 was carried out by the External Consultant, Villafañe & Asociados Consultores.
C.1.18 Describe, in those years in which the external advisor has participated, the business relationships that the external advisor or any group company maintains with the company or any company in its group.
The assessment of the Board of Directors for fiscal year 2017 was carried out by the External Consultant, Villafañe & Asociados Consultores. Such External Consultant maintained in the referred fiscal year business relationship for a total amount of 119,003.5 euros for the execution of other work to Telefónica Group Companies.
In his regard, the assessment of the Board of Directors corresponding to fiscal year 2018 has been carried out internally by the Company, without having been assisted by an External Consultant.
C.1.19 State the situation in which directors are required to resign
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:
a) When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company's credit or reputation in the market or otherwise jeopardise its interests.
The conditions listed above under Recommendation C.1.16 (“Removal”) above must also be taken into consideration.
C.1.20 Are qualified majorities other than those established by law required for any specific decision?
No
If applicable, describe the differences.
-
C.1.21 Explain whether there are any specific requirements, other than those relating to directors, to be appointed as chairman of the Board of Directors.
Yes

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Description of requirements
In accordance with Article 31.4 of the Corporate Bylaws, in order for a Director to be appointed Chairman, such Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

C.1.22 State whether the Articles of Association or the Board Rules establish any limit as to the age of directors:
No
C.1.23 State whether the Articles of Association or the Board Rules establish any term limits for independent directors other than those required by law:
No
C.1.24 State whether the Articles of Association or Board Rules establish specific proxy rules for votes at Board meetings, how they are to be delegated and, in particular, the maximum number of delegations that a director may have, as well as if any limit regarding the category of director to whom votes may be delegated and whether a director is required to delegate to a director of the same category. If so, please briefly describe the rules.
In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Non-executive Directors may only delegate their proxy in another non-executive Director. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.
Article 34.4 of the Bylaws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavor, to the extent possible, to include voting instructions in the proxy document.
C.1.25 State the number of meetings held by the Board of Directors during the year, and if applicable, the number of times the Board met without the chairman present. Meetings where the chairman sent specific proxy instructions are to be counted as attended.

Number of Board meetings	12
Number of Board meetings without the chairman	0
State the number of meetings held by the coordinating director with the other directors, where there was neither attendance nor representation of any executive director:

Number of meetings	0
Please specify the number of meetings held by each committee of the Board during the year:

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Number of meetings held by the Executive Committee	18
Number of meetings held by the Audit and Control Committee	13
Number of meetings held by the Nominating, Compensation and Corporate Governance Committee	11
Number of meetings held by the Service Quality and Customer Services Committee	4
Number of meetings held by the Regulation and Institutional Affairs Committee	11
Number of meetings held by the Strategy and Innovation Committee	10
C.1.26 State the number of meetings held by the Board of Directors during the year in which all of its directors were present. For the purposes of this section, proxies given with specific instructions should be considered as attendance:

Number of meetings attended in person by at least 80% of the directors	10
% of personal attendance over the total of votes cast during the fiscal year	89.22%
Number of meetings attended in person, or representations made with specific instructions, of all directors Number of meetings attended in person, or representations made with specific instructions, of all directors	12%
% of votes personally cast and representations realized with specific instructions over the total of votes cast during the fiscal year.	100%
C. 1.27 State if the individual and consolidated financial statements submitted to the Board for preparation were previously certified:
No
Remarks
In accordance with US securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.
State if the individual and consolidated financial statements submitted to the Board for preparation were previously certified:
-
C.1.28 Explain any measures established by the Board of Directors to prevent the individual and consolidated financial statements prepared by the Board from being submitted to the General Shareholders’ Meeting with a qualified audit opinion.
Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company's financial information, controlling and coordinating the various players that participate in this process.
To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

A.	Supervise internal audit and, in particular:

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a) Safeguard the independence and efficiency of the internal audit function;
b) Propose the selection, appointment and removal of the person responsible for internal audit;
c) Propose the budget for such service;
d) Review the internal audit work plan and its annual activities report;
e) Receive regular information on its activities; and
f) Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

B.
Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

C.
Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

b)	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and

c)	The control and information systems to be used to control and manage these risks.

D.
Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorization of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualized information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

E.
Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

F.
Analyze and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

G.	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

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2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.
The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. Likewise, in accordance with the current regulation, the Committee has reviewed the non-financial and diversity information prepared by the Company.
On the other hand, different members of the Telefónica Group management group attend the Audit and Control Committee meetings, with supportive and assistance duties to the Committee members on the issues that are subject to be analyzed at each of the meetings. In particular, by invitation from the Chairman of the Committee, and when considered necessary, representatives of the General Secretary and the Board, Finance and Control, Internal Auditing, Intervention and Inspection, and Compliance attend the Committee meetings.

In addition to the aforementioned, and as a requirement of its own Committee, other managers from the Company and its subsidiary companies participate to present specific issues that affect their respective businesses or their assigned duties.

The meetings held with the Account Auditor and the Internal Auditor comply with that established in article 7 of the regulations of the Audit and Control Committee of the Company, which establishes that, for the appropriate performance of their supervisory duty, the Committee must know and understand the decisions of Management regarding the application of the most significant criteria and results of the revisions made by Internal Auditing, staying in constant communication with the Account Auditor. In fact, the External Auditor has intervened in meetings of the Audit and Control Committee to explain the work done, as well as to clarify, at the Committee's request, any issues that may have arisen related to the functions assigned to said External Auditor.

The members of the Committee have held meetings separately with each of these interlocutors when it has been deemed necessary, in order to carry out a rigorous follow-up of the preparation of the Company's financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the final financial statements in a manner that will give no reason for the Auditor to issue a qualified or reserved opinion. However, whenever the Board considers that it should maintain its standards, the Chairman of the Audit and Control Committee shall publicly explain the contents and scope of the discrepancies.
C.1.29 Is the secretary of the Board also a director?
No
If the secretary is not a member of the Board, fill in the following table:

Name of the secretary	Representative
Mr. Pablo de Carvajal González	—
Remarks
On January 31, 2018, Mr Pablo de Carvajal González, currentlyGeneral Secretary, Secretary of the Board of Directors and Director Global of Regulation, was appointed in place of Mr Ramiro Sánchez de Lerín García-Ovies.

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C.1.30 State, if any, the concrete measures established by the entity to ensure the independence of its external auditors, financial analysts, investment banks, and rating agencies, including how legal provisions have been implemented in practice.
With regards to the independence of the External Auditor of the Company, and in accordance with the Regulations of the Board of Directors of Telefónica (Article 40), the Board has established, through the Audit and Control Committee, a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.
Likewise, the Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board and in Article 4 of the Regulations of the Audit and Control, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorization of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.
In any event, the Audit and Control Committee receives, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualized information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.
The Committee also issues on an annual basis, prior to the issuance of the audit report, a report stating an opinion as to whether the independence of the Auditor is compromised. This report focuses on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.
Moreover, and in accordance with the Regulations of the Board of Directors (Article 22), the Audit and Control Committee submits proposals for the selection, appointment, re-election and replacement of the external auditor to the Board of Directors, and that it shall be held responsible for the selection process in accordance with prevailing laws, and also the conditions for recruiting the external auditor, regularly gathering information about the audit plan and its execution from the auditor, as well as safeguarding its independence in exercising its functions.
Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company's management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor informs the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company's management team. Likewise, as established in Article 40 of the Regulations of the Board of Directors, every year the Auditor has a meeting with the Board of Directors in plenary session to inform it of the work conducted and about the pattern of the Company's accounting and risks situation.
In accordance with internal company regulations and in line with the requirements imposed by Spanish, European and US legislation, the engagement of any service from the Company's External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with Spanish and European Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may compromise the External Auditor's independence, and specifically supervises the percentage the remuneration for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

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In consequence the Company has implemented, in practice, the legal provisions in this matter according to what was referred in the previous paragraph.
C.1.31 State whether the company changed its external auditor during the year. If so, please identify the incoming and outgoing auditor:
No
Remarks
The Board of Directors of Telefónica, S.A. at its meeting held April 8, 2016, on a proposal from its Audit and Control Committee and as a result of a transparent competitive process, has resolved to propose to the next Ordinary General Shareholders Meeting the appointment of PricewaterhouseCoopers Auditores S.L. as statutory auditor for the Annual Accounts of Telefonica, S.A. and its Consolidated Group of Companies for the years 2017, 2018 and 2019. Such appointment was approved by the General Shareholders Meeting held on May 12, 2016.
If there were any disagreements with the outgoing auditor, please provide an explanation:
No
C.1.32 State whether the audit firm provides any non-audit services to the company and/or its Group and, if so, the fees paid and the corresponding percentage of total fees invoiced to the company and/or Group:
No
C.1.33 State whether the auditors’ report on the financial statements for the preceding year contains a qualified opinion or reservations. If so, please explain the reasons given by the chairman of the audit committee to explain the content and extent of the aforementioned qualified opinion or reservations.
No

C.1.34 State the number of consecutive years the current audit firm has been auditing the financial statements of the company and/or group. Furthermore, state the number of years audited by the current audit firm as a percentage of the total number of years that the financial statements have been audited:

	Individual	Consolidated
Number of consecutive years	2	2
Number of years audited by the current audit firm/number of fiscal years the company has been audited (by %)	5.60	7.10
Remarks
Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as "censores de cuentas"). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.

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C.1.35 State whether there is a procedure whereby directors have the information necessary to prepare the meetings of the governing bodies with sufficient time and provide details if applicable:
Yes

Explanation of procedure
The Company adopts the necessary measures, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee detail the operating regime of this Committee.

Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 26) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.36 State whether the company has established rules whereby directors must provide information regarding and, if applicable, resign, in circumstances that may damage the company’s standing and reputation. If so, provide details:
Yes

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Explain the rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, Article 30.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.37 State whether any member of the Board of Directors has notified the company that he or she has been tried or notified that legal proceedings have been filed against him or her, for any offenses described in Article 213 of the LSC:
No

C.1.38 Detail any material agreements entered into by the company that come into force, are modified or are terminated in the event of a change in control of the company following a public takeover bid, and their effects.
1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI's stake is 40%. This arrangement was completed on August 2, 2013.
Telefónica and CMI also entered into a Shareholders' Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI's market value calculated by an independent expert.
For the purposes of the Shareholders' Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, "control" shall be as specified in the International Financial Reporting Standards (IFRS).
2. - Financing agreements:
On March 15, 2018, Telefónica, S.A., as borrower, and a group of credit entities, as original lenders, with National Westminster Bank plc as the agent bank, entered into a syndicated loan amounting up to EUR 5,500 million.
On December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal in Spain, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.
As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.
The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority of voting rights, on the

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appointment of the majority of members of the board of directors, or on the Company's financial and operational policies.
C.1.39 Identify individually for director, and generally in other cases, and provide detail of any agreements made between the company and its directors, executives or employees containing indemnity or golden parachute clauses in the event of resignation or dismissal or termination of employment without cause following a takeover bid or any other type of transaction.

Number of beneficiaries	27
Type of beneficiaries Executive Directors, Senior Managers and other Employees
With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received b contract.

State if these contracts have been communicated to and/or approved by management bodies of the company or of the Group. If they have, specify the procedures, events and nature of the bodies responsible for their approval or for communicating this:

	Board of directors	General Shareholders' Meeting
Body authorizing the severance clauses	No	No

Are these clauses notified to the General Shareholders' Meeting	No

Telefónica, S.A. 299

2018 Consolidated Financial Statements

C.2 Committees of the Board of Directors
C.2.1    Provide details of all committees of the Board of Directors, their membership, and the proportion of executive, proprietary, independent and other external directors that comprise them:
AUDIT AND CONTROL COMMITTEE

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Ms. Carmen García de Andrés	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00%
% of proprietary directors	25.00%
% of independent directors	75.00%
% of other external directors	0.00%
Explain the duties exercised by this committee, describe the rules and procedures it follows for its organization and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest. Note 4 to section C.2.1.
Identify the directors who are member of the audit committee and have been appointed taking into account their knowledge and experience in accounting or audit matters, or both, and state the date that the Chairperson of this committee was appointed.

Name of directors with experience
Mr. José Javier Echenique Landiríbar
Date of appointment of the chairperson
08/04/2016
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Category
Mr. Peter Löscher	Chairman	Independent
Ms. Carmen García Andrés	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Mr. Ignacio Moreno Martinez	Member	Proprietary

% of executive directors	0.00%
% of proprietary directors	25.00%
% of independent directors	75.00%
% of other external directors	0.00%

Telefónica, S.A. 300

2018 Consolidated Financial Statements

Explain the duties exercised by this committee, describe the rules and procedures it follows for its organisation and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest”. Note 5 to section C.2.1.
STRATEGY AND INNOVATION COMMITTEE

Name	Post	Category
D. Peter Erskine	Chairman	Other external
D. José María Abril Pérez	Member	Proprietary
D. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
D. Peter Löscher	Member	Independent

% of executive directors	0.00%
% of proprietary directors	40.00%
% of independent directors	40.00%
% of other external directors	20.00%
Explain the duties exercised by this committee, describe the rules and procedures it follows for its organization and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest”. Note 6 to section C.2.1.
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Other external
Ms. Sabina Fluxà Thienemann	Member	Independent
Mr. Luiz Fernando Furlán	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	80.00%
% of other external directors	20.00%
Explain the duties exercised by this committee, describe the rules and procedures it follows for its organization and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest”. Note 7 to section C.2.1.

Telefónica, S.A. 301

2018 Consolidated Financial Statements

REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Post	Category
Mr. Ignacio Moreno Martinez	Chairman	Proprietary
Ms. María Luisa Garcia Blanco	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	0.00%
% of proprietary directors	50.00%
% of independent directors	50.00%
% of other external directors	0.00%
Explain the duties exercised by this committee, describe the rules and procedures it follows for its organization and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.
See heading H “Other information of interest”. Note 8 to section C.2.1.
EXECUTIVE COMMISSION

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Ángel Vilá Boix	Member	Executive
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Other External
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of executive directors	28.57%
% of proprietary directors	28.57%
% of independent directors	28.57%
% of external directors	14.29%
Explain the duties exercised by this committee, other than those that have already been described in Section C.1.10, and describe the rules and procedures it follows for its organisation and function. For each one of these functions, briefly describe its most important actions during the year and how it has exercise in practice each of the functions attributed thereto by law, in the Articles of Association or other corporate resolutions.

The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors.
The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.

Telefónica, S.A. 302

2018 Consolidated Financial Statements

Pursuant to the provisions of Article 38 of the Corporate Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Executive Commission in the following terms:

a)	Composition.
The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.
The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.
In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.
The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c)	Relationship with the Board of Directors.
The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C) of the Regulations of the Board of Directors.
Most significant actions during the year and exercise of its duties.
During the 2018 year, the Executive Commission of the Board of Directors of Telefónica, S.A. has analyzed and reviewed, and deliberated upon and adopted resolutions (which have been ratified by the Board of Directors of the Company), on a range of matters concerning, inter alia:
- The business activity performed by the Telefónica Group: i) products and services (E2E Digitalization, Internet of Things, Security B2B, Network, Terminals, Business Intelligence, Big Data, voice and data services, video, etc.), ii) business performance in the countries in which the Telefónica Group operates, and iii) operational trends.
- Status of regulations in the telecommunications sector (such as regulatory amendments and spectrum auctions).
- Financing transactions of the Telefónica Group.

Telefónica, S.A. 303

2018 Consolidated Financial Statements

C.2.2 Complete the following table with information regarding the number of female directors who were members of Board committees at the close of the past four years:

	Number of female directors
	2018 Year Number %	2017 Year Number %	2016 Year Number %	2015 Year Number %
Audit and Control Committee	1 (25.00%)	1 (25.00%)	0	0
Service Quality and Customer Service Committee	2 (50.00%)	2 (66.67%)	1 (20.00%)	1 (14.29%)
Strategy and Innovation Committee	0	1 (20.00%)	1 (14.29%)	0
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	1 (20.00%)	1 (20.00%)	0
Regulation and Institutional Affairs Committee	1 (25.00%)	1 (33.33%)	1 (16.67%)	0
Executive Commission	0	0	0	0
C.2.3 State, where applicable, the existence of any regulations governing Board committees, where these regulations may be found, and any amendments made to them during the year. Also state whether any annual reports on the activities of each committee have been voluntarily prepared.
The organization and operation of the Board of Directors Committees is governed under the regulations of the Board of Directors. Additionally and in particular, the Executive Commission is regulated under article 38 of the corporate bylaws; the Audit and Control Committee under article 39 of the corporate bylaws and the regulations of the Audit and Control Committee (approved by the Company Board of Directors at its meeting held on December 13, 2017, based on the recommendation of the Audit and Control Committee); and the Nominating, Compensation and Corporate Governance Committee under article 40 of the aforementioned bylaws. These documents are available for perusal on the Company website.
As mentioned in Section C.2.1 above, the Board Committees draw up an Activities Report (where, in the case of the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, the Operating Report is named), summarizing the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.
Specifically, and with respect to the Nominating, Compensation and Corporate Governance Committee (in accordance with that established in Recommendation 6 of the Good Governance Code of the listed companies), and the Audit and Control Committee (in accordance with that established in Recommendation 6 of the Good Governance Code of the listed companies, in Section 79 of Technical Guide 3/2017 of the Spanish National Securities Market Commission regarding Audit Committees of Public Interest Companies, and in Article 9 of the regulations of the Audit and Control Committee of Telefónica, S.A.), an Operation Report is prepared annually. This report is published on the Company website well before the General Shareholder's Meeting is held.

Telefónica, S.A. 304

2018 Consolidated Financial Statements

D. RELATED-PARTY AND INTRAGROUP TRANSACTIONS
D.1. Describe, if applicable, the procedure for approval of related-party and intragroup transactions .
The Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:
The approval, based on a favorable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.
Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Also, the Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favorable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.
Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.
This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfill the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardized and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.
Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (Article 5.5 of the Regulations of the Board of Directors).
D.2 Describe any transactions which are significant, either because of the amount involved or subject matter, entered into between the company or entities within its group and the company’s significant shareholders:

Telefónica, S.A. 305

2018 Consolidated Financial Statements

Name of significant shareholder	Name of company within the group	Nature of the relationship	Type of transaction	Amount (thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	10,779
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,613
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	11,040
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	261,748
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	322
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance Arrangements: others	595,459
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	123,650
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	26,013
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease agreements	57
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	3,980
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	41,948
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	25,702
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	2,561
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	645,675
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance Arrangements: Loans	44,430
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	201,432
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	218
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	17
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Remunerations	3,580
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Collaboration agreements	405
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Interest paid	7,202
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,293
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	270,660
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Guarantees	8,231
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	890,958

Telefónica, S.A. 306

2018 Consolidated Financial Statements

CaixaBank, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	104,955
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Interest paid	1,774
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	4,625
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Services rendered	60,104
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	48,197
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	9,893
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Guarantees	96,192
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	93,685
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Other	300,010
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	60,473
Remarks
It is important to note that:
Transactions included in this section under ´Other´, amounting to 11,040 with Banco Bilbao Vizcaya Argentaria, S.A. refer to Dividends received.
Transactions included in this section under ´Other´, for the sum of 645,675 with Banco Bilbao Vizcaya Argentaria, S.A. refer to Other Revenues (2,794), to Other Expenses (75), to Gains from derecognition or disposal of assets (8), and to Outstanding factoring operations (642,798).
Transactions included in this section under ´Other´, for the sum of 300,010 with CaixaBank, S.A., refer to Other Expenses (10) and to Outstanding factoring operations (300,000).
In addition, the nominal value of outstanding derivatives held with Banco Bilbao Vizcaya Argentaria, S.A. and CaixaBank, S.A. in 2018 amounted to 17,962 and 543 million euros, respectively. As explained under Derivatives policy in Note 17, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 428 and -10 million euros, respectively at December 31, 2018. Additionally, at December 31, 2018, collateral guarantees on derivatives from BBVA and la Caixa have been received, amounting to 8 and 6 million euros, respectively.
On the other hand, in July 2018, there was a non-extinguishing modifying novation of the investment and agreement between shareholders related to Telefónica Consumer Finance, E.F.C., S.A. signed between Telefónica, S.A., CaixaBank Consumer Finance, E.F.C., S.A. (formerly Finconsum, E.F.C., S.A.) and CaixaBank, S.A. on 6 September 2013, adhered to by Telefónica Consumer Finance, E.F.C., S.A. on 6 February 2014 (the "Novation of the Agreement of Investment and Contract between Shareholders"), in order to implement as an activity of Telefónica Consumer Finance, E.F.C., S.A. the granting of financing products from users from the universe of customers of the Telefónica Group in Spain, as well as for the corporate governance of Telefónica Consumer Finance, E.F.C., S.A. to adapt to the new regulatory framework applicable to the Financial Credit Institutions.
Similarly, in September 2018, a statement of intent was signed between Telefónica Digital España, S.L.U. and Banco Bilbao Vizcaya Argentaria, S.A., in order to explore a potential partnership to offer financing to consumers, the self-employed and small companies in Argentina, Colombia, Peru and Mexico.

Telefónica, S.A. 307

2018 Consolidated Financial Statements

Likewise, in December 2018 a financial collaboration agreement was signed between Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for employees, pensioners and early-retirees of the Telefónica Group.
D.3    Describe any transactions that are significant, either because of their amount or subject matter, entered into between the company or entities within its group and directors or managers of the company:
-----------
D.4    Report any material transactions carried out by the company with other entities belonging to the same group, provided that these are not eliminated in the preparation of the consolidated financial statements and do not form part of the company’s ordinary business activities in terms of their purpose and conditions.
In any event, note any intragroup transaction conducted with entities established in countries or territories which are considered tax havens:
----------

D.5	State the amount of any transactions conducted with other related parties that have not been reported in the previous sections.

Name of entity within the group	Brief description of the transaction	Amount (thousand euros)
China Unicom
As stated in Note 10 ("Related Parties") of the consolidated accounts of Telefónica, S.A. corresponding to the year 2018, in 2015 a "joint venture" with China Unicom was incorporated, for the development of Big Data Services in China, using the "Smart Steps" technology developed by Telefónica. Telefónica's stake in this Company is 45% through Telefónica Digital España, S.L., with China Unicom Big Data Limited Corporation owning the remaining 55% stake. In 2018 this company obtained a turnover equivalent to 10 million euros. Similarly, the operation consisting of the entry of the company Beijing Jingdong Financial Technology Holding Co., Ltd., controlled by JD.com, in the aforementioned "joint venture" was approved in December 2018, which will result in a capital increase fully to subscribe by Beijing Jingdong Financial Technology Holding Co., Ltd. (17%, approximately) with the consequent dilution of the current shareholders (Telefónica will held about 33%, approximately).

		0
Grupo Global Dominion Access	As stated in note 10 ("Related Parties") of the consolidated annual accounts of Telefónica, S.A. corresponding to the year 2018, certain subsidiary companies of the Telefónica Group, in conjunction with the Global Dominion Access Group in the year 2018, transactions arising from the Group's ordinary traffic or business, mainly Telefónica de España, for a total of €25 million.	25.000

Telefónica, S.A. 308

2018 Consolidated Financial Statements

D.6.     Describe the mechanisms in place to detect, determine and resolve potential conflicts of interest between the company and/or its group and its directors, senior management or significant shareholders.
See heading H "Other information of Interest", Note 11 to Section D.6.
D.7    Is there more than one company in the group listed in Spain?
No

Telefónica, S.A. 309

2018 Consolidated Financial Statements

E. RISK MANAGEMENT AND CONTROL SYSTEMS
E.1 Explain the scope of the company's Risk Management and Control System, including tax compliance risk.
Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Framework, based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), that allows to evaluate both the impact and the probability of occurrence of the different risks. Likewise, Telefónica continues working on the alignment of its framework with the updated COSO ERM Framework (“Enterprise Risk Management - Integrating with Strategy and Performance”), released in September 2017.
The risk management and control process takes as a starting reference the strategy and the objectives of the Company, as a basis for identifying the main risks, which may affect the achievement of these objectives. Once identified, the risks are evaluated in a qualitative and/or quantitative way in order to prioritize the follow-up and response to them, either through mitigation plans or actions to avoid or transfer those risks.
In order to have a comprehensive model, oriented to the Group’s needs and configuration, the Telefónica Risk Management Framework considers a risk assessment with four complementary perspectives: overall (top-down), local (bottom-up) and cross-sectional (projects and processes).
In accordance with this Framework, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

•	Business risk: Possible loss of value or earnings resulting from changes in the business environment, the competition and market scenario, the regulatory framework or the strategic uncertainty.

•
Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in the network or the IT systems, security, customer service, supply chain, human resources, as well as operational management.

•
Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash. Additionally, the risks of a fiscal nature are included in this category.

•	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group, including sustainability and compliance issues.
E.2 Identify the bodies within the company responsible for creating and executing the Risk Management and Control System, including tax compliance risk.
In accordance with the Regulations of the Board of Directors of Telefónica S.A., the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, including the supervision of risk management and control systems, including tax risks. With respect thereto, it shall be responsible for proposing to the Board of Directors a Risk Management and Control Policy, which shall identify at least the following: the types of risk facing the company; the setting of the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and the control and information systems to be used to control and manage the above-mentioned risks.

As stated by the Group’s Risk Management and Control Policy, approved by the Board of Directors, various local and corporate units are involved in the risk management and control process.
The entire organization is responsible for contributing to the identification and management of risks, following the procedures defined to implement and ensure the effectiveness of the Group’s risk management and control processes.

Telefónica, S.A. 310

2018 Consolidated Financial Statements

There is a function independent of the management, within the Internal Audit area, which has an overall structure and local responsible persons, whose mission is to promote, support, coordinate and monitor the implementation of the provisions of this Policy, both at Group level and in its main operations, also assisting the Audit and Control Committee with whatever issue it deems appropriate.

The Group's Fiscal Control Policy, approved by the Board of Directors of the Company in February 2012 and updated in December 2016, establishes the rules for the prevention and management of fiscal risk. The development of the fiscal control function corresponds to the Group's Fiscal Management, which performs this task through the Regional Fiscal Directorates and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in said document.
E.3 State the primary risks, including tax compliance risks, and those deriving from corruption (with the scope of these risks as set out in Royal Decree Law 18/2017), to the extent that these are significant, which may affect the achievement of business objectives.
Information regarding this point is contained in the Annex to this Report.
E.4 State whether the entity has a risk tolerance level, including tolerance for tax compliance risk.
The Company has a level of risk tolerance or acceptable risk level established at a corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.
The range of risks to which the Company may be exposed, described below, is considered when evaluating risk:

•
Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of the risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks (including fiscal risks) is set in terms of their economic impact.

•	A zero-tolerance level is established for global risks, principally those affecting reputation, corporate responsibility and compliance.
E.5 State which risks, including tax compliance risks, have materialised during the year.
The strategy and management of the Telefónica Group's activities tend to minimize the impact of the risks, as well as to counterbalance the negative effects of some issues with the favourable evolution of others.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations.
In 2018 an impairment of the total goodwill allocated to Telefónica Móviles México has been recognized amounting to 350 million euros. During 2018, the macroeconomic and financial conditions in Mexico changed, which was reflected in the different risk premiums that are taken into account when computing WACC. In this context, the estimated WACC increased to 10.6% (from 9.5% used in the valuation at the end of 2017). Higher competitive market intensity during 2018 has compounded the macroeconomic situation, mainly in the prepayment segment.
Further details on Income tax matters are provided by Telefónica in its Annual Accounts (Note 17 of the Individual and Note 22 of the Consolidated Financial Statements).

Telefónica, S.A. 311

2018 Consolidated Financial Statements

E.6 Explain the response and monitoring plans for all major risks, including tax compliance risks, of the company, as well as the procedures followed by the company in order to ensure that the board of directors responds to any new challenges that arise.
The Corporate Risk Management Framework, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them. As indicated above, Telefónica's risk management and control model considers its evolution in accordance with the provisions of the COSO ERM framework, "Enterprise Risk Management - Integrating with Strategy and Performance" of 2017 and, in this sense, it contemplates procedures to respond to the new challenges that arise through the alignment between the strategic objectives and the risks that could affect the fulfillment of such objectives.
Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.
Global measures, mainly involving the use of financial derivatives, are undertaken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. In relation to tax risks, the main issues are identified are monitored. The Group uses Multinational insurance Programs, or insurance policies arranged locally in each country, to cover operational risks, depending on the type of risk and cover required.
As indicated above, the Regulations of the Board of Directors of Telefónica S.A. establish that the Audit and Control Committee will have as its primary function to support the Board of Directors in its supervisory duties, including the supervision of the risk management and control systems, including tax risks. In this sense, the Board of Directors, through the Audit and Control Committee, is periodically informed of the main risks of the group, as well as the response strategies and the associated mitigation plans. Likewise, the Audit and Control Committee periodically reports on these matters to the Board of Directors. Also, specific presentations are made by those responsible for the main areas of risk and the evolution and strategies followed.

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F.    INTERNAL RISK MANAGEMENT AND CONTROL SYSTEMS RELATED TO THE PROCESS OF PUBLISHING FINANCIAL INFORMATION (ICFR)
Describe the mechanisms comprising the System of Internal Control over Financial Reporting (ICFR) of your company.
F.1 Control environment
Report on at least the following, describing their principal features:
F.1.1 The bodies and/or departments that are responsible for (i) the existence and maintenance of an adequate and effective ICFR; (ii) their implementation; and (iii) their supervision.
The Board of Directors of Telefónica, S.A. (hereinafter “Telefónica” or the "Company") assumes ultimate responsibility of ensuring that an adequate and effective system of internal control over financial reporting (ICFR) exists and is updated.
The Board of Directors is, in accordance with prevailing laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.
The Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, highlighting, among others, the following powers and duties:

i.
Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, being responsible for the selection process in accordance with the provisions of the law, as well as the conditions of their engagement, and regularly collecting information from the auditor of the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.

ii.	Supervise the internal audit, and, in particular:
a) Ensure the independence and effectiveness of the internal audit function;

b) Propose the selection, appointment and removal of the person responsible for the Internal Audit service;

c) Propose the budget for that service;

d) Review the annual work plan of the internal audit and the annual activity report;

e) Receive periodic information on their activities; and

f) Verify that senior management takes into account the conclusions and recommendations of its reports.

iii.
Supervise the process of preparing and presenting the mandatory financial information and submit recommendations or proposals to the administration body aimed at safeguarding its integrity. In relation to this, it is responsible for supervising the process of preparation and integrity of the financial information relating to the Company and the Group, reviewing compliance with the regulatory requirements, the appropriate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, reporting to the Board of Directors.

iv.
Supervise the effectiveness of the Company's internal control, internal audit and risk management systems, including fiscal ones, as well as discuss with the Auditor Accounts the significant weaknesses of the internal

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control system detected in the performance of the audit, without breaking their independence. To this end, where applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for their follow-up. Additionally, the Board of Directors is the responsible to propose the Risk Control and Management Policy, which will identify, at least:
a) Risk types (at least, operational, technological, financial, legal and reputational) which the Company faces;

b) Setting of the level of risk which the Company considers acceptable; the measures for mitigating the impact of the identified risks should they materialize; and

c) Control and information systems to be employed to control and manage those risks.

v.
Establish and supervise a system that enables employees to communicate, in a confidential and anonymous manner, irregularities of potential importance, especially financial and accounting irregularities, that may be noticed within the Company.

vi.
Establish and maintain the opportune relations with the Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Commission, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications included in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive annually from the Auditor the declaration of its independence in relation to the entity or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.

vii.
Issue on an annual basis, prior to the issuance of the accounts audit report, a report expressing an opinion on whether the Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the provision of each and every one of the additional services referred to in point vii above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the accounts audit.

viii.
Analyse and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.

ix.	Inform, in advance, to the Board of Directors, on all matters stated in the law and the Bylaws, and, in particular, on:
1. The financial information that the Company must periodically publish;

2. The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered tax havens; and

3. Transactions with related parties.

x.
To exercise, regarding those companies of its Group which are considered Public Interest Entities (as they are defined in the current legislation) as approved by the Board of Directors, provided that they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

The provisions abovementioned are understood without prejudice to the regulations governing the audit of accounts.

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According to the Regulation of the Board of Directors, the Audit and Control Committee must meet at least once every quarter. In practice, the Committee meets approximately thirteen times throughout the year.
To carry out this supervisory function, the Audit and Control Committee is assisted by the entire Company management, including Internal Audit.
Thus, Internal Audit becomes an independent area in the management of the Company, supporting the Audit and Control Committee in its competences on assurance, risk management, and the internal control system. For this purpose, Internal Audit applies a systematic and orderly approach by the following main lines of action:

–	Coordination and review of the consistency of the Internal Regulations of the Telefónica Group.

–	Coordination and supervision of the Risk Management System.

–	Ongoing Audit.

–	Supervision of controls on outflows.

–	Reviews or specific audits on the Company processes. Among these activities, the following are included:

i)
Audits on the internal control over financial reporting, required by the Sarbanes Oxley Act to the US listed companies which also covers the assessment on the system of internal control over financial reporting (ICFR) for companies listed in Spain;

ii)	Audits on the efficiency and effectiveness of the design and execution of the controls in processes; and

iii)	Other audits or specific reviews for compliance across the Telefónica Group.

–	Reviews or specific audits on the operations and security of networks and information technologies.

–	Perform other audits or specific reviews, of interest for the board of directors or the top management of the Company.
All the different areas and functional units of the Telefónica Group are important in ICFR (internal control over financial reporting), the Finance and Control area playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge for executing these tasks.
F.1.2 State whether the following are present, especially if they relate to the creation of financial information:

•
Departments and/or mechanisms in charge of: (i) design and review of corporate structure; (ii) clear definition of lines of responsibility and authority with an adequate distribution of tasks and functions; and (iii) assurance that adequate procedures exist for proper communication throughout the entity.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established. The People Division carries out the deployment of the organizational structure in the respective fields.
Use of the Telefónica Group’s economic-financial information system is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are as follows:

–	Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information of the Telefónica Group, which set out the basic principles of the financial and

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accounting reporting system of the Group, and the procedures and mechanisms in place to oversee this system.

–
Accounting Policies Manual, under IFRS, based on IFRS (International Financial Reporting Standards), designed to unify and homogenize the accounting policies and criteria used by all the Group companies to ensure Telefónica operates as a consolidated and homogeneous group.

–
Reporting and external audit instructions, they are published on a quarterly basis and are intended to establish procedures and a calendar to be followed by all the Companies of the Telefónica Group and by their external auditors in the reporting of the financial-accounting information and results of the processes of external audit at the closing of each period, to comply with legal and information obligations of Telefónica, both in Spain and in the rest of the countries where Telefónica’s Group shares are listed.

–
Manual for Completion of the Reporting for Consolidation of the Telefónica Group, which is updated at least annually and establishes specific instructions completing the reporting forms necessary for the preparation of consolidated financial statements and interim consolidated financial information.

–
Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish from the start of each period the monthly accounting-financial information reporting dates.

–
Corporate Accounting Plan ("PCC"), which consists of the following documents: a) Table of accounts; b) Manual of definitions and Accounting Relations; and c) Auxiliary tables. The PCC intends to homogenize the sources of financial information included in the accounts of all the Telefónica Group companies, mandatory for all Companies in the Telefónica Group

–
Corporate Regulations on Intragroup Operations (NCC-006), mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the criteria of mandatory compliance with regard to the accounting register and payment of transactions between companies in the Group and reinforce controls to avoid non-compliance cases.

These documents define and delimit responsibilities at each level of the organization regarding the reliability of the information published.
Additionally, the Management levels of the Company are available on the Group Intranet.

•
Code of conduct, the body approving this, degree of dissemination and instruction, including principles and values, (state if there is specific mention of transaction recording and creation of financial information), a body charged with analyzing breaches and proposing corrective actions and sanctions.

With regard to the Code of Conduct, the Board of Directors of Telefónica approved, in December 2006, the unification of the Codes of Ethics of the Group’s companies, in the so-called Business Principles. The Business Principles are applied as a standard in all countries where the Telefónica Group operates and apply to all its employees (the Business Principles affect at all levels of the organization, directors and non-directors).
In 2017, the Board of Directors approved a new version of the Principles which includes an update of the commitments in matters of privacy and security, compliance and fiscal transparency, responsible communication and protection of minor stockholders, among others.
The Responsible Business Principles emanate from three basic values: integrity, commitment and transparency, which are essential values to ensuring the trust that Telefónica wants with its groups of interest.
Regarding the financial information, the following principles are set:

–
Transparency of the information: we shall provide, immediately and without discrimination, all the relevant information. We are conscious of the importance for all our groups of interest of sharing true,

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complete, opportune and clear information in the reports registered with the relevant Supervising Bodies of the Stock Markets, and in other public communications of the company as well.

–
Privileged Information: we abstain from using, in our profit or for third parties any privileged information, safeguarding the confidentiality and establishing the controls and processes legally required by the Supervising Bodies of the Stock Markets in all the actions related to those markets.

The Responsible Business Principles are available to all employees via the intranet, and there are update, monitoring and communication procedures of these principles inside the Telefonica Group. Likewise, training programmes are also regularly organized to ensure employees are aware of these rules and Principles.
In this respect, Telefónica has a Corporate Policy on the Integral Discipline Program which intends to define the basic principles of the Group's disciplinary system, providing for homogeneous, objective, proportional and non-arbitrary treatment of all employees, without prejudice to and with absolute respect for the legislation and regulations applicable in each case to the Group companies in the different countries in which they operate.
Telefónica has an Office of Responsible Business Principles, which comprises the most senior representatives of the General Secretary's and Regulation Office, Human Resources, Public Affairs, Chief Commercial Digital Officer (CCDO), Operations, Purchases, Compliance, Internal Audit, Corporate Ethics and Sustainability, Security and Chief Data Officer (CDO).
Among the responsibilities of this Office, the following stand out:

–	Guaranteeing that Telefónica conducts business in an ethical and responsible manner, through the follow-up and monitoring of the Responsible Business Plan.

–	Propose and supervise initiatives and measures that contribute to compliance with the Principles of Responsible Business in the Group.

–	Analyse any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies.
On a different issue should any type of conduct which does not comply with applicable laws, the Responsible Business Principles or internal regulations come to light, then, after the pertinent analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour laws, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.
Telefónica also has an “Internal Code of Conduct" for Securities Markets issues, last updated on December 14, 2016, setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries.

•
Whistleblower channel, that allows notifications to the audit committee of irregularities of a financial and accounting nature, in addition to potential breaches of the code of conduct and unlawful activities undertaken in the organization, reporting, as the case may be, if this is of a confidential nature.

With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, this Committee's duties include: "Establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company".
The Telefónica Group has a Policy of Management of the Whistleblowing Channel where the basis of the Whistleblowing Channel of the Group are set, by which employees and top managers at the Telefónica Group can communicate any information they become aware of, by any means -formal or not- about the existence of any possible irregularities, acts contrary to legality or the internal regulations; also including eventual irregularities referring to accounting issues, auditing and/or aspects related to the internal control on financial reporting, complying with section 301 of Sarbanes-Oxley Act of the U.S. and other requirements in this sense.

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In the Management of the Whistleblowing Channel apply the confidentiality principles of data provided and declarations made, respect and legal basis; so that any decision taken from the reception of a Whistleblow will be reasoned, proportionate and considering the circumstances of the facts denounced, with full respect to the rights and due guarantees for the whistle-blower and the persons affected if there were any.
Any complaint referred to issues about accounting aspects, auditing matters, internal controls on financial Reporting and/or relative to all those questions referred to in the Sarbanes Oxley Act, including any fraud, material or not, affecting the Directorship, and affecting any society in the Group - as well as the result of the Management derived from the audit itself derived in these cases- will be received, in the first instance, by the means established in this Policy, by the Audit and Control Commission of the Board of Directors of Telefónica, and will be forwarded to, when appropriate, the equivalent bodies in other societies in the Group that could be subject in a direct manner to the requirements of the Sarbanes Oxley Act. This transfer will be made through the Internal Audit area and in accordance to the procedure that, to this effect, is set, considering the characteristics of the societies affected and, particularly, in its condition of listed company.

•
Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.
Likewise, the Consolidation and Accounting Polices Area offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information. This area also publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues.
Financial reporting personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.
Lastly, the Telefónica Group also has an on-line training platform included in the tool Corporate Human Resource management (Success Factor), which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting
Report, at least:
F.2.1    The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.
Given the vast number of processes involved in financial reporting of the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is a part of the internal methodology of internal control audit over financial information. This model is applied to the financial information reported by subsidiaries companies. The model selects the significant sections, i.e., those accounts with the largest contribution to the Group's consolidated financial information and then identifies the processes used to generate this information. Once the relevant processes have been identified, an analysis of those that have the most relevant impact on the significant sections is performed, reviewing the effectiveness of the design and the operation of the key controls that address the main risks or the associated "financial information objectives".

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•
The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

The procedure for identifying and reviewing key controls covers the objectives of the information financial (also called financial premises) of accuracy, valuation, integrity, cut of operations, existence / occurrence, presentation and comparability, as well as breakdown, and rights and obligations. This identification of the key controls, intended to address the aforementioned premises of the significant headings and relevant processes in the scope, is carried out annually. The analysis process is carried out annually, following up during the year to identify relevant changes that must be duly addressed.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies, etc.
In the process of identifying the consolidation scope, the Finance and Control Areas regularly updates the consolidation scope, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

•	The process addresses other types of risk (operational, technological, financial, legal, fiscal, reputational, environmental, etc.) insofar as they may affect the financial statements.
Telefónica monitors permanently the most significant risks that may affect the main societies comprising the Group. For that, the Company has a Corporate Risk Management Model based on COSO (Committee of Sponsoring Organizations, of the Treadway Commission). Work on the alignment of the Telefónica risk management and control model to the COSO ERM -“Enterprise Risk Management - Integrating with Strategy and Performance”- framework published in September 2017 continues.
The risk management and control process takes as a starting point of reference the strategy and the objectives of the Company, as a basis for the identification of the main risks that may affect its attainment. Once identified, the risks are evaluated in a qualitative and/or quantitative manner with a view to prioritizing their monitoring and response to them, either with mitigation plans or with actions to prevent or transfer those risks.
In order to have an integral model, oriented to the Group needs and its own configuration, the Model of Telefónica contemplates a risk assessment with four complementary perspectives: global (top-down), local (bottom-up) and cross (in projects and by processes).
According to this Model, and based on the references and practices recognized in risk Management, four risk categories have been defined:

–
Business: possible loss of value or results derived from changes in the business environment, the situation of the competence and the market, changes in the regulations framework or strategic uncertainty.

–
Operational: possible loss of value or results derived from events caused by the inadequacy or failures from the networks or computing systems, security, customer care, the supply chain, human resources, as well as operating management.

–
Financial: possible loss of value or results derived from the adverse movements in financial variables, and the inability of the company to face its commitments or liquidate assets. Likewise, risks of a fiscal nature are also included in this category.

–	Global: possible loss of value or results derived from the events that affect in a cross-cutting manner the Telefónica Group, including sustainability and compliance issues.

•	Which of the company’s governing bodies is responsible for overseeing the process.
Pursuant to the provisions of Article 22 of the Regulation of the Board of Directors of Telefónica, S.A., the Board of Directors, through the Audit and Control Committee, supervises this process.

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F.3     Control activities.
Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1
Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003, the Board of Directors of Telefónica, S.A. approved the "Regulations Governing Disclosure and Reporting to the Markets". These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.
Each quarter the Consolidation and Accounting Polices Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.
Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.
The Company also follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.
Also, and pursuant to the internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of Group companies must submit a certificate to the Corporate Consolidation and Accounting Policies Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.
In relation to the accounting close, the Consolidation and Accounting Polices Department issues mandatory instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements.
The Corporate Consolidation and Accounting Polices Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Consolidation and Accounting Polices Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.
Lastly, Internal Audit, as part of its annual audit plan, among other actions, sets out work plans every year to assess the internal control of financial reporting model.

F.3.2.
Internal control policies and procedures for information systems (including secure access, control of changes, system operation, operational continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Security Policy considers an integral concept of the physical and operational security of human resources the information, technologies, cybersecurity, and material resources that support them to be fundamental assets with the purpose of guaranteeing the corporate protection against potential damage or eventual loss. For this reason, guaranteeing the Group security is considered an essential aspect within the Telefónica strategy, and an essential enabler of the organization’s activity.

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With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that homogeneously guarantees the protection of the assets in all Telefónica Group companies.
In this context, the Global Security Directorship is responsible of defining and promoting the implementation of security policies and standards applicable in the Telefónica Group, understanding security as an integral concept. These politics and standards are intended to preserve the assets and protect the strategic interests and objectives of the Telefónica Group, in its vertical organization (including its business units) as well as in its cross-cutting dimension (applicable to all its four platforms): (1) infrastructure and network assets, (2) information technologies, (3) products and services, and (4) data; with them confidentiality and integrity of the assets and interests and strategic objectives of the Telefónica Group are guaranteed, protecting them from potential actions that could affect their availability, damage their value, reduce their efficiency or affect their operability. The Global Security Directorship is also in charge of measuring the level of implementation of the Global Security Regulations Framework and supervising the state of the security on an ongoing basis.
The Global Directorship of Networks and Information Systems of the Telefónica Group is responsible of the integral Management of Information Systems for all the Group businesses, defining the technologic strategy and planning and ensuring the compliance with the conditions of service quality, expenditure and security required by the Group. Among its various functions are the development and implementation of systems that improve the efficiency, effectiveness and profitability of the processes in the Group, and the implementation of security policies and standards on applications and infrastructures (defined by the Global Security Directorship), including the internal control model for security in the field of information technologies.
The security activities developed by the different environments, organizational structures, parties responsible for assets, and employees will be governed by the principles of legality, efficiency, co-responsibility, cooperation, and coordination. Any and all adequate promotion, conduction, control, and improvement measures will be established to this end.

–
Principle of Legality: the necessary compliance of all national and international laws and regulations regarding the matter of security that may be valid at any given time in any of the territories where the Telefónica Group operates, shall be ensured.

–
Principle of Efficiency: in order to efficiently reach the required level of security, the anticipatory and preventive nature of said actions shall rule over any passive and reactionary nature. To this end, knowledge of potential threats as well as the analysis of potential risks shall be privileged as part of an intelligence process that identifies and understands the most relevant threats that affect the organization. The objective is to get ahead of their action and evolution, and to safeguard the Telefónica Group's global organization from their potentially harmful effects, mitigating these risk’s damages down to an acceptable level for the business.

A Global Security Regulations Framework is defined for reaching a standardized level of security. This framework will take into consideration the analyses of risks and threats and will also establish the precise preventive or corrective protection measures.
In addition, strategic plans will be conceived and prepared to identify and prioritize the projects and budgets necessary for reaching those adequate levels of security and auditability, minimizing the security risks identified in the corresponding analyses, and maximizing the effectiveness of the investment made and the resources used.

–
Principle of Co-responsibility: users must preserve the security of the assets that Telefónica makes available to them in accordance to the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as the applicable laws and regulations regarding the matter of security. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.

–
Principle of Cooperation and Coordination: to reach the levels of efficiency required by Telefónica business project, the global action and comprehensive concept of security activities shall be preserved together with the aforementioned requirements of anticipation and prevention, cooperation and

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coordination between all business units and employees will be prioritized, in order to generate the adequate synergies and to jointly reinforce the capabilities.
The Security Organization coordinates the security responsibilities of the different Telefónica Group structures, promoting cooperation between them to guarantee the efficient and joint protection of the assets.
Lastly, Internal Audit unit, within the scope established in its annual audit plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, the information security Policy, suitability of controls and data integrity.

F.3.3.
Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced to an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about ICFR, measures are taken in the Telefónica Group to demonstrate an appropriate level of control in the independent party. Actions taken to achieve this objective are three-fold:

–	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certifications.

–	Implementation of specific controls: identified, designed, implemented and assessed by the Company.

–	Direct assessment: an assessment carried out by Internal Audit, on certain administrative outsourced processes, with the scope established in its annual audit plan.
When Teléfonica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may potentially show impacts on the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party about the methods and main hypothesis used, is verified directly by the area contracting the service and, if applicable with the procurement department. The Finance and Control Department has established control activities geared towards guaranteeing the validity of data, the methods used, and the reasonability of the assumptions used by the third party using regular monitoring of each function's own KPIs (Key Performance Indicators) to ensure compliance of the outsourced process according to the Group's different policies and guidelines.
Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4	Information and communication
Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1
A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Consolidation and Accounting Polices Department of the Group is charged with defining and updating the accounting policies used for preparing the consolidated financial information.
Thus, this area publishes IFRS (International Financial Reporting Standards) information Bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues, which are systematically monitored by the Accounting Policies area. These Bulletins are published on a monthly basis.
Also, the Telefónica Group has an Accounting Policies Manual which is updated annually, the last update took place in June 2018. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within

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the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.
This Manual is mandatory for all companies belonging to the Telefónica Group and shall be applied to their reporting methods when preparing the consolidated financial statements.
This documentation is regularly sent by email and is available for the entire Group on the Telefónica intranet.
The accounting policies area maintains a constant dialogue with the accounting heads of the Group's main operations, both proactively and reactively. This dialogue is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are uniform and for sharing best practices between operators, too.

F.4.2
Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group and support its main financial statements and accompanying notes as well as disclosures concerning ICFR.

As stated above, there is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting pack reported by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.
Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally, and all components of the Telefónica Group use the same accounts plan.

F.5	System function monitoring
Indicate the existence of at least the following components, describing their main characteristics:

F.5.1
The ICFR monitoring activities undertaken by the Audit Committee and the Company has an internal audit function whose powers include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned above, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, being within its remit the supervision of the effectiveness of the Company’s internal control system and risk management and control systems and discussing with the Auditors significant or material weaknesses in the internal control system detected during the audit.
Telefónica has an Internal Control Policy that sets that the Board of Directors, via the Audit and Control Committee, supervises the internal control system, with the support of the Internal Audit unit of the Telefónica Group. In that Policy the "internal control" is defined as the process performed by the Board of Directors, the Directorship and the rest of the staff of the Company, being designed with the purpose of providing with a reasonable assurance degree for the attainment of the objectives related to operations, information and compliance. With the purpose of helping to the achievement of its objectives, the Company has an internal control model defined in line with what is set out in the Integrated Framework of Internal Control of the “Committee of Sponsoring Organizations of the Treadway Commission” (COSO).
Likewise, there exists a Policy of Organization of Internal Audit which includes aspects referred to the organization and its functioning of this area.

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According to what is set in that Policy, Internal Audit is the area in Telefónica in charge of confirming, by means of appropriate evidence, the adequate functioning of the internal control structures and risk management and, being the case, detecting the possible inefficiencies or non-compliance with the control system that the Group establishes in its processes. This manner, Internal Audit becomes an area independent from the Company management that supports the Audit and Control Commission in its competences on assurance, risk management and internal control system.
The Internal Audit function is carried out in accordance with the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.
With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A. is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.
Among the said requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404, which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and internal control structure. To fulfil this requirement, the Telefónica Group has an internal control of financial reporting evaluation model, being the Internal Audit responsible of performing the assessment of its effectiveness on an annual basis.
Additionally, as set in this law, the External Auditor issues its own independent opinion on the effectiveness of the internal control over financial information (ICFR).
Review of processes and specific controls
In certain companies, in addition to filling out the self-appraisal questionnaire, taking into account the significance of their contribution to the Group's key economic-financial figures and other risk factors considered, their processes and controls are directly reviewed applying the General Assessment Model of the Telefónica Group, which in turn uses the Definition of Scopes Model, in order to identify the significant accounts of each company of the Telefónica Group in accordance with the previously established criteria for the assessment of the internal control over financial information (ICFR) at the Telefonica Group level.
Once the significant accounts are identified for review, the General Evaluation Model is applied as follows:

•	The processes and systems associated with the significant accounts are determined.

•	Risks affecting the financial reporting vis-à-vis these processes are identified.

•	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are adequate.

•	Audit tests are carried out to assess the effectiveness of the design and execution of key control activities, both at process or transaction level and general entity level controls.
Review on IT general controls
The Information Technology General Controls are assessed at least once a year, largely taking into account questions regarding regulations and guidelines applied at global level across the Group.
The supervision of IT general controls systems is designed to review management of changes to programs, data and systems access, and the operation (management of changes to infrastructures, back-ups, scheduled tasks and issues).
Self-assessment Questionnaires
All the subsidiaries of the Group receive annual self-assessment questionnaires, whose answers should be certified by the responsible of the Internal Control Over Financial Reporting (ICFR) System, in each company (Chief Executives or Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those ICFR aspects that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information reported. A sample of responses is audited by the Internal Audit unit.

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If any control deficiency or opportunity for improvement is detected while performing the procedures mentioned above, they should be reported to Management through reports prepared by the Internal Audit unit, analysing their impact, both individual and aggregated, on the assessment on the internal control over financial information (ICFR) if applicable. Additionally, for this assessment, it is necessary to consider the existing compensating controls which validate the processes supported in case that the original controls could not be corrected. After receiving the report, the control owners provide action plans for solving the identified control deficiencies, as well as the foreseen implementation dates of those action plans.
These action plans have as main objectives:

•	Mitigate the deficiency from the control defined originally so that the control works as expected.

•	Prioritize the implementation of improvement opportunities, since improvement opportunities are not internal control deficiencies.

F.5.2
If it has a discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the deficiencies found.

As explained beforehand, the Internal Audit unit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system.
The Internal Audit unit participates in the Audit and Control Committee meetings and reports regularly on the findings of the performed tasks, as well as action plans established to mitigate and of the degree of implementation thereof. This includes to communicate significant or material internal control deficiencies which have been identified, as well as the follow up of the action plan linked to them.
Furthermore, the External Auditor participates in the Audit and Control Committee meetings, when called to do so by the Audit and Control Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting (ICFR).The External Auditor is obliged to communicate the significant or material internal control weaknesses identified and, for this purpose, has immediate access to the Senior management and the Chairman of the Audit and Control Committee.

F.6	Other relevant information
Not applicable

F.7	External auditor review
State whether:

F.7.1
The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

As stated above, the attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

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G. EXTENT OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
Specify the company’s level of compliance with recommendations from the Unified Code of Good Governance.

In the event that a recommendation is not followed or only partially followed, a detailed explanation should be included explaining the reasons in such a manner that shareholders, investors and the market in general have enough information to judge the company´s actions. General explanations are not acceptable.

1.
That the Articles of Association of listed companies do not limit the maximum number of votes that may be cast by one shareholder or contain other restrictions that hinder the takeover of control of the company through the acquisition of shares on the market.

Explain
In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the majority support of all shareholders, because, naturally, and as taught by experience, potential offerers may make their offer conditional upon the removal of the defense mechanism.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may

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be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offerer has a stake equal to or over 70% of the share capital which confers voting rights, unless the offerer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.
In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Operating Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	That when the parent company and a subsidiary are listed on the stock market, both should publicly and specifically define:
a) The respective areas of activity and possible business relationships between them, as well as those of the listed subsidiary with other group companies.
b) The mechanisms in place to resolve any conflicts of interest that may arise.

Not applicable

3.
That, during the course of the ordinary General Shareholders’ Meeting, complementary to the distribution of a written Annual Corporate Governance Report, the chairman of the Board of Directors makes a detailed oral report to the shareholders regarding the most material aspects of corporate governance of the company, and in particular:

a) Changes that have occurred since the last General Shareholders’ Meeting.
b) Specific reasons why the company did not follow one or more of the recommendations of the Code of Corporate Governance and, if so, the alternative rules that were followed instead.

Complies

4.
That the company has defined and promoted a policy of communication and contact with shareholders, institutional investors and proxy advisors that complies in all aspects with rules preventing market abuse and gives equal treatment to similarly situated shareholders.

And that the company has made such a policy public through its web page, including information related to the manner in which said policy has been implemented and the identity of contact persons or those responsible for implementing it.
Complies

5.
That the Board of Directors should not propose to the General Shareholders’ Meeting any proposal for delegation of powers allowing the issuance of shares or convertible securities without pre-emptive rights in an amount exceeding 20% of equity at the time of delegation.

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And that whenever the Board of Directors approves any issuance of shares or convertible securities without pre-emptive rights the company immediately publishes reports on its web page regarding said exclusions as referenced in applicable company law.
Complies

6.
That listed companies which draft reports listed below, whether under a legal obligation or voluntarily, publish them on their web page with sufficient time before the General Shareholders’ Meeting, even when their publication is not mandatory:

a) Report regarding the auditor’s independence.
b) Reports regarding the workings of the audit committee and the appointments and remuneration committee.
c) Report by the audit committee regarding related-party transactions
d) Report on the corporate social responsibility policy.

Complies

7.	That the company reports in real time, through its web page, the proceedings of the General Shareholders’ Meetings.
Explain
The Company has not considered it appropriate to transmit, live through its website, the complete celebration of the General Shareholders' Meeting according to organisational reasons and development of the event (the tampering that might have occurred). However, the Chairman's speech at the General Shareholders' Meeting held on June 8, 2018 was broadcast via streaming.

8.
That the audit committee ensures that the Board of Directors presents financial statements in the audit report for the General Shareholders’ Meetings which do not have qualifications or reservations and that, in the exceptional circumstances in which qualifications may appear, that the chairman of the audit committee and the auditors clearly explain to the shareholders the content and scope of said qualifications or reservations.

Complies

9.
That the company permanently maintains on its web page the requirements and procedures for certification of share ownership, the right of attendance at the General Shareholders’ Meetings, and the exercise of the right to vote or to issue a proxy.

And that such requirements and procedures promote attendance and the exercise of shareholder rights in a non-discriminatory fashion.
Complies

10.
That when a verified shareholder has exercised his right to make additions to the agenda or to make new proposals to it with sufficient time in advance of the General Shareholders’ Meeting, the company:

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a) Immediately distributes the additions and new proposals.
b) Publishes the attendance card credential or proxy form or form for distance voting with the changes such that the new agenda items and alternative proposals may be voted upon under the same terms and conditions as those proposals made by the Board of Directors.
c) Submits all of these items on the agenda or alternative proposals to a vote and applies the same voting rules to them as are applied to those drafted by the Board of Directors including, particularly, assumptions or default positions regarding votes for or against.
d) That after the General Shareholders’ Meeting, a breakdown of the results of said additions or alternative proposals is communicated.
Not applicable

11.	That, in the event the company intends to pay for attendance at the General Shareholders’ Meeting, it establish in advance a general policy of long-term effect regarding such payments.
Not applicable

12.
That the Board of Directors completes its duties with a unity of purpose and independence, treating all similarly situated shareholders equally and that it is guided by the best interests of the company, which is understood to mean the pursuit of a profitable and sustainable business in the long term, and the promotion of continuity and maximisation of the economic value of the business.

And that in pursuit of the company’s interest, in addition to complying with applicable law and rules and in engaging in conduct based on good faith, ethics and a respect for commonly accepted best practices, it seeks to reconcile its own company interests, when appropriate, with the interests of its employees, suppliers, clients and other stakeholders, as well as the impact of its corporate activities on the communities in which it operates and the environment.
Complies

13.	That the Board of Directors is of an adequate size to perform its duties effectively and collegially, and that its optimum size is between five and fifteen members.
Explain
In accordance with article 29 of the Telefónica, S.A. corporate bylaws, the Board of Directors shall be composed of a minimum of five and a maximum of twenty members. However, in line with the Good Governance tendencies to reduce the number of Board Members, the General Shareholder's Meeting held on June 9, 2017 approved the establishment of seventeen members as the number of Board of Directors members, based on the recommendation of the Company Board of Directors and the favorable report of the Nominating, Compensation and Corporate Governance Committee.
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
Likewise, it is important to bear in mind that the Board of Directors of the Company have six Committees (the Executive Commission and five Advisory Committees), which ensures the active participation of all its Directors.

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14.	That the Board of Directors approves a selection policy for directors that:
a) Is concrete and verifiable.
b) Ensures that proposals for appointment or re-election are based upon a prior analysis of the needs of the Board of Directors.
c) Favors diversity in knowledge, experience and gender.

That the resulting prior analysis of the needs of the Board of Directors is contained in the supporting report from the appointments committee published upon a call from the General Shareholders’ Meeting submitted for ratification, appointment or re-election of each director.

And that the selection policy for directors promotes the objective that by the year 2020 the number of female directors accounts for at least 30% of the total number of members of the Board of Directors.

The appointments committee will annually verify compliance with the selection policy of directors and explain its findings in the Annual Corporate Governance Report.
Complies

15.
That proprietary and independent directors constitute a substantial majority of the Board of Directors and that the number of executive directors is kept at a minimum, taking into account the complexity of the corporate group and the percentage of equity participation of executive directors.

Complies

16.
That the percentage of proprietary directors divided by the number of non-executive directors is no greater than the proportion of the equity interest in the company represented by said proprietary directors and the remaining share capital.

This criterion may be relaxed:
a) In companies with a high market capitalization in which interests that are legally considered significant are minimal.
b) In companies where a diversity of shareholders is represented on the Board of Directors without ties among them.
Explain
The aforementioned recommendation 16 refers to the composition of the group of non executive Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at December 31, 2018, the group of non Executive Directors of Telefónica, S.A. was composed of 15 members (of a total of 17 Members), of whom 5 are Proprietary Directors, 9 are Independent Directors and 1 falls under the “Other External Directors” category.
Out of the five Proprietary Directors, two represent or have been proposed by CaixaBank, S.A. (CaixaBank), the holder of 5.01% of the share capital of Telefónica, S.A.; another two represent or have been proposed by Banco Bilbao Vizcaya Argentaria, S.A., holder of 5.28% of the share capital; and one represents or has been proposed by China Unicom (Hong Kong) Limited (China Unicom), holder of 1.24% of the share capital.

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Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by CaixaBank and BBVA are sufficient to entitle each entity to appoint a Director.
Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.
In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 38,105 million euros at December 31, 2018, which means a very high absolute value of the stakes of CaixaBank and BBVA in Telefónica (that of CaixaBank was around 1,909 million euros, and that of BBVA was around 2,012 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.
On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom. The Director currently representing or appointed by China Unicom was appointed by the Company's General Shareholders' Meeting held on May 12, 2016.

17.	That the number of independent directors represents at least half of the total number of directors.
Nonetheless, when the company does not have a high level of market capitalisation or in the event that it is a high cap company with one shareholder or a group acting in a coordinated fashion who together control more than 30% of the company’s equity, the number of independent directors represents at least one third of the total number of directors.
Complies

18.	That companies publish and update the following information regarding directors on the company website:
a) Professional profile and biography.
b) Any other Boards to which the director belongs, regardless of whether the companies are listed, as well as any other remunerated activities engaged in, regardless of type.
c) Category of directorship, indicating, in the case of individuals who represent significant shareholders, the shareholder that they represent or to which they are connected.
d) The date of their first appointment as a director of the company’s Board of Directors, and any subsequent re-election.
e) The shares and options they own.
Complies

19.
That the Annual Corporate Governance Report, after verification by the appointments committee, explains the reasons for the appointment of proprietary directors at the proposal of the shareholders whose equity interest is less than 3%. It should also explain, where applicable, why formal requests from shareholders for membership on the Board meeting

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were not honored, when their equity interest is equal to or exceeds that of other shareholders whose proposal for proprietary directors was honored.
Complies

20.
That proprietary directors representing significant shareholders must resign from the Board if the shareholder they represent disposes of its entire equity interest. They should also resign, in a proportional fashion, in the event that said shareholder reduces its percentage interest to a level that requires a decrease in the number of proprietary directors representing this shareholder.

Complies

21.
That the Board of Directors may not propose the dismissal of any independent director before the completion of the director’s term provided for in the Articles of Association unless the Board of Directors finds just cause and a prior report has been prepared by the appointments committee. Specifically, just cause is considered to exist if the director takes on new duties or commits to new obligations that would interfere with his or her ability to dedicate the time necessary for attention to the duties attendant to his post as a director, fails to complete the tasks inherent to his or her post, or enters into any of the circumstances which would cause the loss of independent status in accordance with applicable law.

The dismissal of independent directors may also be proposed as a result of a public share offer, joint venture or similar transaction entailing a change in the shareholder structure of the company, provided that such changes in the structure of the Board are the result of the proportionate representation criteria provided for in Recommendation 16.
Complies

22.
That companies establish rules requiring that directors inform the Board of Directors and, where appropriate, resign from their posts, when circumstances arise which may damage the company’s standing and reputation. Specifically, directors must be required to report any criminal acts with which they are charged, as well as the consequent legal proceedings.

And that should a director be indicted or tried for any of the offenses set out in company law legislation, the Board of Directors must investigate the case as soon as possible and, based on the particular situation, decide whether the director should continue in his or her post. And that the Board of Directors must provide a reasoned written account of all these events in its Annual Corporate Governance Report.
Complies

23.
That all directors clearly express their opposition when they consider any proposal submitted to the Board of Directors to be against the company’s interests. This particularly applies to independent directors and directors who are unaffected by a potential conflict of interest if the decision could be detrimental to any shareholders not represented on the Board of Directors.

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Furthermore, when the Board of Directors makes significant or repeated decisions about which the director has serious reservations, the director should draw the appropriate conclusions and, in the event the director decides to resign, explain the reasons for this decision in the letter referred to in the next recommendation.
This recommendation also applies in the case of the secretary of the Board of Directors, despite not being a director.
Complies

24.
That whenever, due to resignation or any other reason, a director leaves before the completion of his or her term, the director should explain the reasons for this decision in a letter addressed to all the directors of the Board of Directors. Irrespective of whether the resignation has been reported as a relevant fact, it must be included in the Annual Corporate Governance Report.

Complies

25.	That the appointments committee ensures that non-executive directors have sufficient time in order to properly perform their duties.
And that the Board rules establish the maximum number of company Boards on which directors may sit.
Complies

26.
That the Board of Directors meet frequently enough so that it may effectively perform its duties, at least eight times per year, following a schedule of dates and agenda established at the beginning of the year and allowing each director individually to propose items do not originally appear on the agenda.

Complies

27.	That director absences only occur when absolutely necessary and are quantified in the Annual Corporate Governance Report. And when absences occur, that the director appoints a proxy with instructions.
Complies

28.
That when directors or the secretary express concern regarding a proposal or, in the case of directors, regarding the direction in which the company is headed and said concerns are not resolved by the Board of Directors, such concerns should be included in the minutes, upon a request from the protesting party.

Complies

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29.
That the company establishes adequate means for directors to obtain appropriate advice in order to properly fulfill their duties including, should circumstances warrant, external advice at the company’s expense.

Complies

30.	That, without regard to the knowledge necessary for directors to complete their duties, companies make refresher courses available to them when circumstances require
Complies

31.
That the agenda for meetings clearly states those matters about which the Board of Directors are to make a decision or adopt a resolution so that the directors may study or gather all relevant information ahead of time.

When, under exceptional circumstances, the chairman wishes to bring urgent matters for decision or resolution before the Board of Directors which do not appear on the agenda, prior express agreement of a majority of the directors shall be necessary, and said consent shall by duly recorded in the minutes.
Complies

32.	That directors shall be periodically informed of changes in equity ownership and of the opinions of significant shareholders, investors and rating agencies of the company and its group.
Complies

33.
That the chairman, as the person responsible for the efficient workings of the Board of Directors, in addition to carrying out his duties required by law and the Articles of Association, should prepare and submit to the Board of Directors a schedule of dates and matters to be considered; organise and coordinate the periodic evaluation of the Board as well as, if applicable, the chief executive of the company, should be responsible for leading the Board and the effectiveness of its work; ensuring that sufficient time is devoted to considering strategic issues, and approve and supervise refresher courses for each director when circumstances so dictate.

Complies

34.
That when there is a coordinating director, the Articles of Association or the Board rules should confer upon him the following competencies in addition to those conferred by law: chairman of the Board of Directors in the absence of the chairman and deputy chairmen, should there be any; reflect the concerns of non-executive directors; liaise with investors and shareholders in order to understand their points of view and respond to their concerns, in particular as those concerns relate to corporate governance of the company; and coordinate a succession plan for the chairman.

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Complies

35.
That the secretary of the Board of Directors should pay special attention to ensure that the activities and decisions of the Board of Directors take into account the recommendations regarding good governance contained in this Code of Good Governance and which are applicable to the company.

Complies

36.	That the Board of Directors meet in plenary session once a year and adopt, where appropriate, an action plan to correct any deficiencies detected in the following:
a) The quality and efficiency of the Board of Directors’ work.
b) The workings and composition of its committees.
c) Diversity of membership and competence of the Board of Directors.
d) Performance of the chairman of the Board of Directors and the chief executive officer of the company.
e) Performance and input of each director, paying special attention to those in charge of the various Board committees.
In order to perform its evaluation of the various committees, the Board of Directors will take a report from the committees themselves as a starting point and for the evaluation of the Board, a report from the appointments committee.
Every three years, the Board of Directors will rely upon the assistance of an external advisor for its evaluation, whose independence shall be verified by the appointments committee.
Business relationships between the external adviser or any member of the adviser’s group and the company or any company within its group shall be specified in the Annual Corporate Governance Report.
The process and the areas evaluated shall be described in the Annual Corporate Governance Report.
Complies

37.	That if there is an executive committee, the proportion of each different director category must be similar to that of the Board itself, and its secretary must be the secretary of the Board.
Partially complies
The percentage of independent Directors is greater in the Board of Directors than in the Executive Commission. This is mainly due to the re-classification in 2018 of one of the members of the Executive Commission, Mr Peter Erskine, who passed from being considered an Independent Board Member to “other external” once he reached 12 years as Board Member of the Company. The Company has considered that this change in the classification of one of the members of the Commission, by the mere passage of time, does not justify in and of itself the

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modification of the makeup of the Executive Commission. In addition, the fact that the Executive Commission, as is common practice, has a number of members much smaller than the Board makes the indicated change in the classification have a greater impact in the former, more so than in the latter. In any case, Telefónica considers that all categories of Directors are adequately represented in the Executive Commission, and that the differences in the percentages of participation of independent, executive, and other external Directors do not prevent this Committee from exercising its duties with a similar perspective to that of the Board.

38.
That the Board of Directors must always be aware of the matters discussed and decisions taken by the executive committee and that all members of the Board of Directors receive a copy of the minutes of meetings of the executive committee.

Complies

39.
That the members of the audit committee, in particular its chairman, are appointed in consideration of their knowledge and experience in accountancy, audit and risk management issues, and that the majority of its members be independent directors.

Complies

40.
That under the supervision of the audit committee, there must be a unit in charge of the internal audit function, which ensures that information and internal control systems operate correctly, and which reports to the non-executive chairman of the Board or of the audit committee.

Complies

41.
That the person in charge of the group performing the internal audit function should present an annual work plan to the audit committee, reporting directly on any issues that may arise during the implementation of this plan, and present an activity report at the end of each year.

Complies

42.	That in addition to the provisions of applicable law, the audit committee should be responsible for the following:
1. With regard to information systems and internal control:
a) Supervise the preparation and integrity of financial information relative to the company and, if applicable, the group, monitoring compliance with governing rules and the appropriate application of consolidation and accounting criteria.
b) Ensure the independence and effectiveness of the group charged with the internal audit function; propose the selection, appointment, re-election and dismissal of the head of internal audit; draft a budget for this department; approve its goals and work plans, making sure that its activity is focused primarily on material risks to the company; receive periodic information on its activities; and verify that senior management takes into account the conclusions and recommendations of its reports.

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c) Establish and supervise a mechanism that allows employees to report confidentially and, if appropriate, anonymously, any irregularities with important consequences, especially those of a financial or accounting nature, that they observe in the company.
2. With regard to the external auditor:
a) In the event that the external auditor resigns, examine the circumstances which caused said resignation.
b) Ensure that the remuneration paid to the external auditor for its work does not compromise the quality of the work or the auditor’s independence.
c) Insist that the company file a relevant fact with the CNMV when there is a change of auditor, along with a statement on any differences that arose with the outgoing auditor and, if applicable, the contents thereof.
d) Ensure that the external auditor holds an annual meeting with the Board of Directors in plenary session in order to make a report regarding the tasks accomplished and regarding the development of its accounting and risks faced by the company.
e) Ensure that the company and the external auditor comply with applicable rules regarding the rendering of services other than auditing, proportional limits on the auditor’s billing, and all other rules regarding the auditor’s independence.
Complies

43.	That the audit committee may require the presence of any employee or manager of the company, even without the presence of any other member of management.
Complies

44.
That the audit committee be kept abreast of any corporate and structural changes planned by the company in order to perform an analysis and draft a report beforehand to the Board of Directors regarding economic conditions and accounting implications and, in particular, any exchange ratio involved.

Complies

45.	That the risk management and control policy identify, as a minimum:
a) The various types of financial and non-financial risks (among those operational, technological, legal, social, environmental, political and reputational) which the company faces, including financial or economic risks, contingent liabilities and other off balance sheet risks.
b) Fixing of the level of risk the company considers acceptable.
c) Means identified in order to minimize identified risks in the event they transpire.
d) Internal control and information systems to be used in order to control and manage identified risks, including contingent liabilities and other off balance sheet risks.

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2018 Consolidated Financial Statements

Complies

46.
That under the direct supervision of the audit committee or, if applicable, of a specialised committee of the Board of Directors, an internal control and management function should exist delegated to an internal unit or department of the company which is expressly charged with the following responsibilities:

a) Ensure the proper functioning of risk management and control systems and, in particular, that they adequately identify, manage and quantify all material risks that may affect the company.
b) Actively participate in the creation of the risk strategy and in important decisions regarding risk management.
c) Ensure that the risk management and control systems adequately mitigate risks as defined by policy issued by the Board of Directors.
Complies

47.
That members of the appointment and remuneration committee -- or of the appointments committee and the remuneration committee if they are separate - are chosen taking into account the knowledge, ability and experience necessary to perform the duties they are called upon to carry out and that the majority of said members are independent directors.

Complies

48.	That high market capitalization companies have formed separate appointments and remuneration committees.
Explain
Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.
The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Service Quality and Customer Care Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.
In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the reorganization of the Consultative or Committees of the Company, approved by the Board of Directors on April 27, 2016, generating unnecessary inefficiencies and needs for additional allocations.

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49.	That the appointments committee consult with the chairman of the Board of Directors and the chief executive of the company, especially in relation to matters concerning executive directors.
And that any director may ask the appointments committee to consider potential candidates he or she considers appropriate to fill a vacancy on the Board of Directors.
Complies

50.	That the remuneration committee exercises its functions independently and that, in addition to the functions assigned to it by law, it should be responsible for the following:
a) Propose basic conditions of employment for senior management.
b) Verify compliance with company remuneration policy.
c) Periodically review the remuneration policy applied to directors and senior managers, including remuneration involving the delivery of shares, and guarantee that individual remuneration be proportional to that received by other directors and senior managers.
d) Oversee that potential conflicts of interest do not undermine the independence of external advice rendered to the Board.
e) Verify information regarding remuneration paid to directors and senior managers contained in the various corporate documents, including the Annual Report on Director Remuneration.
Complies

51.	That the remuneration committee consults with the chairman and the chief executive of the company, especially in matters relating to executive directors and senior management.
Complies

52.
That the rules regarding composition and workings of supervision and control committees appear in the rules governing the Board of Directors and that they are consistent with those that apply to mandatory committees in accordance with the recommendations above, including:

a) That they are comprised exclusively of non-executive directors, with a majority of them independent.
b) That their chairmen be independent directors.
c) That the Board of Directors select members of these committees taking into account their knowledge, skills and experience and the duties of each committee; discuss their proposals and reports; and detail their activities and accomplishments during the first plenary session of the Board of Directors held after the committee’s last meeting.
d) That the committees be allowed to avail themselves of outside advice when they consider it necessary to perform their duties.
e) That their meetings be recorded and the minutes be made available to all directors.
Explain

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1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors (and, also, in the Regulation of the Audit and Control Committee) and are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice, the Committee is composed of four independent Directors, and one with the category of "Other external".
2. The Board of Directors has other Consulting Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Service Quality and Customer Service Committee, and Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects.
These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details with respect to those that are legally mandatory.
In particular, it has been decided that Committees with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but rather it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.

53.
That verification of compliance with corporate governance rules, internal codes of conduct and social corporate responsibility policy be assigned to one or split among more than one committee of the Board of Directors, which may be the audit committee, the appointments committee, the corporate social responsibility committee in the event that one exists, or a special committee created by the Board of Directors pursuant to its powers of self-organization, which at least the following responsibilities shall be specifically assigned thereto:

a) Verification of compliance with internal codes of conduct and the company’s corporate governance rules.

b) Supervision of the communication strategy and relations with shareholders and investors, including small- and medium-sized shareholders.

c) The periodic evaluation of the suitability of the company’s corporate governance system, with the goal that the company promotes company interests and take into account, where appropriate, the legitimate interests of other stakeholders.

d) Review of the company’s corporate social responsibility policy, ensuring that it is orientated towards value creation.

e) Follow-up of social responsibility strategy and practice, and evaluation of degree of compliance.

f) Supervision and evaluation of the way relations with various stakeholders are handled.
g) Evaluation of everything related to non-financial risks to the company, including operational, technological, legal, social, environmental, political and reputational.

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h) Coordination of the process of reporting on diversity and reporting non-financial information in accordance with applicable rules and international benchmarks.
Complies

54.	That the corporate social responsibility policy include principles or commitments which the company voluntarily assumes regarding specific stakeholders and identifies, as a minimum:
a) The objectives of the corporate social responsibility policy and the development of tools to support it.

b) Corporate strategy related to sustainability, the natural environment and social issues.

c) Concrete practices in matters related to: shareholders, employees, clients, suppliers, social issues, the natural environment, diversity, fiscal responsibility, respect for human rights, and the prevention of unlawful conduct.

d) Means or systems for monitoring the results of the application of specific practices described in the immediately preceding paragraph, associated risks, and their management.

e) Means of supervising non-financial risk, ethics, and business conduct.

f) Communication channels, participation and dialogue with stakeholders.

g) Responsible communication practices that impede the manipulation of data and protect integrity and honor.
Complies

55.	That the company reports, in a separate document or within the management report, on matters related to corporate social responsibility, following internationally recognised methodologies.
Complies

56.
That director remuneration be sufficient in order to attract and retain directors who meet the desired professional profile and to adequately compensate them for the dedication, qualifications and responsibility demanded of their posts, while not being so excessive as to compromise the independent judgment of non-executive directors.

Complies

57.
That only executive directors receive remuneration linked to corporate results or personal performance, as well as remuneration in the form of shares, options or rights to shares or instruments whose value is indexed to share value, or long-term savings plans such as pension plans, retirement accounts or any other retirement plan.

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Shares may be given to non-executive directors under the condition that they maintain ownership of the shares until they leave their posts as directors. The forgoing shall not apply to shares that the director may be obliged sell in order to meet the costs related to their acquisition.
Complies

58.
That as regards variable remuneration, the policies incorporate limits and administrative safeguards in order to ensure that said remuneration is in line with the work performance of the beneficiaries and are not based solely upon general developments in the markets or in the sector in which the company operates, or other similar circumstances.

And, in particular, that variable remuneration components:

a) Are linked to pre-determined and measurable performance criteria and that such criteria take into account the risk undertaken to achieve a given result.
b) Promote sustainability of the company and include non-financial criteria that are geared towards creating long term value, such as compliance with rules and internal operating procedures and risk management and control policies.
c) Are based upon balancing short-, medium- and long-term objectives, permitting the reward of continuous achievement over a period of time long enough to judge creation of sustainable value such that the benchmarks used for evaluation are not comprised of one-off, seldom occurring or extraordinary events.

Complies

59.	That a material portion of variable remuneration components be deferred for a minimum period of time sufficient to verify that previously established performance criteria have been met.

Complies

60.	That remuneration related to company results takes into account any reservations which may appear in the external auditor’s report which would diminish said results.

Not applicable

61.	That a material portion of variable remuneration for executive directors depends upon the delivery of shares or instruments indexed to share value.

Complies

62.	That once shares or options or rights to shares arising from remuneration schemes have been delivered, directors are prohibited from transferring ownership of a number of shares

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2018 Consolidated Financial Statements

equivalent to two times their annual fixed remuneration, and the director may not exercise options or rights until a term of at least three years has elapsed since they received said shares.

The forgoing shall not apply to shares which the director may need to sell in order to meet the costs related to their acquisition.

Explain
On December 31, 2018, the Executive Director of the company, Mr. José María Álvarez-Pallete López held a shareholding at Telefónica, S.A., which amounted to 1,351,958 voting rights, which were valuated with a price of 7.64 euros per share (according to its average value during 2018), represented 536% of his fixed remuneration. In this regard, it is noted that since his appointment as Executive Chairman, Mr. Álvarez-Pallete, as a demonstration of his commitment with Telefónica, has acquired a total of 798,704 shares.
Likewise, the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, held a shareholding at Telefónica, S.A., which amounted to 356,998 voting rights, which were valuated with the same price per share, represented 170% of his fixed remuneration.
This shareholding owned demonstrate his commitment to Telefónica, and show that his own interests are aligned with the other shareholders' interests.
On the other hand, the Remuneration Policy for the Directors of Telefónica, S.A., approved by the Company's General Shareholders' Meeting on June 8, 2018, introduces, among others, the following novelties:

–
It involves a new Long-Term Incentive Plan aimed at the Executive Directors, which establishes that at least 25% of the shares delivered derived from the Plan will be subject to a period of retention of no less than one year.

–
Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two annuities of their gross fixed remuneration, while they continue to remain on the Board of Directors and develop executive functions, establishing a five years period from the commencement of the Policy or, in the case of Executive Directors appointed thereafter, since their appointment, to achieve this objective.

63.
That contractual arrangements include a clause which permits the company to seek reimbursement of variable remuneration components in the event that payment does not coincide with performance criteria or when delivery was made based upon data later deemed to be inaccurate.

Partially complies
The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.
That payments made for contract termination shall not exceed an amount equivalent to two years of total annual remuneration and that it shall not be paid until the company has verified that the director has fulfilled all previously established criteria for payment.

Explain

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2018 Consolidated Financial Statements

With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of their previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Every annual payment includes the last fixed remuneration and the arithmetic average of the last two variable annual remuneration received according to contract.

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H. Further information of interest
1. If there is any aspect regarding corporate governance in the company or other companies in the group that have not been included in other sections of this report, but which are necessary in order to obtain a more complete and comprehensible picture of the structure and governance practices in the company or group, describe them briefly below.
--
2. This section may also be used to provide any other information, explanation or clarification relating to previous sections of the report, so long as it is relevant and not redundant.
Specifically, state whether the company is subject to any corporate governance legislation other than that prevailing in Spain and, if so, include any information required under this legislation that differs from the data requested in this report.
3. The company may also state whether it voluntarily complies with other ethical or best practice codes, whether international, sector-based, or other. In such a case, name the code in question and the date the company began following it. It should be specifically mentioned that the company adheres to the Code of Good Tax Practices of 20 July, 2010

- Note 1 to section A.2.]
On February 6, 2019, BlackRock, Inc. informed to the Securities Exchange Commission that its shareholding on the share capital of Telefónica, S.A. was 5.4%.
On February 1, 2019, BlackRock, Inc. informed to the Spanish National Securities Market Commission (CNMV) that, at January 31, 2019, its shareholding on the share capital of Telefónica, S.A. was 5.077%.
Likewise, and in accordance with the submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on June 1, 2018, on June 20, 2018, on November 16, 2018, on January 23, 2019 and on February 1,2019, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:
1.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Lux Finco S.a.r.l., BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.
2.- BlackRock, Inc, Trident Merger, LLC, BlackRock Investment Management, LLC.
3.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited.
4.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.
5.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock International Limited.

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6.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc, BlackRock Institutional Trust Company, National Association.
7.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.
8.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc.
9.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.
10.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.
11.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.
12.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Capital Holdings, Inc, BlackRock Advisors, LLC.
13.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Advisors (UK) Limited.
14.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.
15.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock (Netherlands) B.V.
- Note 2 to Section A.3.]
The General Shareholders' Meeting held on May 30, 2014 approved a long-term incentive plan intended for members of the Group's management team (including the Executive Directors), also known as the Performance & Investment Plan ("PIP").
The second cycle of that Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for second cycle of the Plan (2015-2018), so no shares were delivered to the Executive Directors participating in this cycle.
As for the third cycle of this Plan (2016-2019), the Company's Board of Directors, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
On the other hand, the General Shareholders' Meeting held on June 8, 2018 approved a new Long-Term Incentive Plan ("Performance Share Plan - PSP"), consisting of the delivery of shares in Telefónica, S.A., aimed at Telefónica Group directors, including Telefónica Executive Directors who, complying with the requirements established for this purpose at any time, are invited to participate. The duration of the Plan will be five (5) years and will

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be divided into three cycles (3) of three (3) years each (i.e., with delivery of the shares corresponding to each cycle after three years from the start of each cycle), independent among them. The first cycle began on January 1, 2018 (with delivery of the shares that correspond in 2021), the second cycle began January 1, 2019 (with delivery of the corresponding shares in 2022), and the third will begin January 1, 2020 (with delivery of the shares that correspond in 2023). In relation to the first cycle of this plan, taking into consideration the average weighted share price of Telefónica, S.A. in 30 trading days prior to January 1, 2018 and their respective fixed annual remuneration in force in 2018, with the maximum possible number of shares in the event of maximum compliance with the established objectives is to be received by Mr José María Álvarez-Pallete López, with 421,000 shares and, by Mr Ángel Vilá Boix, 312,000 shares. In relation to the second cycle of this plan, (whose shares were assigned in February 2019),taking into consideration the average weighted share price of Telefónica, S.A. in 30 trading days prior to January 1, 2019 and their respective fixed annual remuneration in force in 2019, with the maximum possible number of shares in the event of maximum compliance with the established objectives is to be received by Mr José María Álvarez-Pallete López, with 468,000 shares and, by Mr Ángel Vilá Boix, 347,000 shares.
-Note 3 to Section C.1.16.J
Selection and appointment
Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders Meeting. Directors are appointed for a period of no longer than four years, and may be re-elected for one or more subsequent periods of no longer than four years at a time. The Board of Directors may, in accordance with the Spanish Corporations Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.
The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders Meeting.
Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favourable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee. Proposals for individuals to represent legal entities (companies) have to be made following a report by the Nominating, Compensation and Corporate Governance Committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must assess the skills, knowledge and experience required in the Board of Directors, defining the functions and abilities needed by candidates to cover each vacancy, and evaluating the time and dedication needed for them to efficiently perform their duties. It will also have to escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the design to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.
In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.
The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

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In any event, and in the event of re-election or ratification of Directors by the General Shareholders Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.
The Board of Directors will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias would could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.
With respect to this, the Board of Directors approved, at their meeting held on November 25, 2015, a Board Member Selection Policy. Likewise, on December 13, 2017, the Board of Directors approved an update of this Policy to include the Diversity Policy applicable to the Board of Directors. It was therefore renamed the Diversity Policy with respect to the Telefónica, S.A. Board of Directors and the Board Member Selection. It also includes the latest regulatory standards regarding diversity. The aim of this Policy is to ensure that the proposed appointment or re-election of Board Members is based on a preliminary analysis of the needs of the Board of Directors, and favors the diversity of knowledge, education and professional experience, age, and gender, but without implicit biases that could entail any discrimination, specifically based on gender, disability, or any other personal condition.
This Diversity Policy, with respect to the Telefónica, S.A. Board of Directors and Board Member Selection, is available on the corporate website of the Company.
The result of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.
Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director selection policy is complied with, and will report with such information in the Annual Corporate Governance Report.
Re-election
Directors can be re-elected once or several times for the same periods as the initial period.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.
Appraisal
In accordance with the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee has the powers to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body, after which the Board of Directors approves the assessment of its function and the functioning of its Committees.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

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Removal and dismissal
Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders Meeting in the exercise of the powers legally granted to them.
Directors who give up their place before their tenure expires, should state their reasons in a letter to be sent to all members of the Board of Directors.
The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.
The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
-Note 4 to Section C.2.1.J
The Audit and Control Committee of Telefónica, S.A. is regulated under article 39 of the corporate bylaws of the Company, and under article 22 of the Board of Directors regulations. Likewise, and in order to comply with the recommendations of Technical Guide 3/2017 of the Spanish National Securities Market Commission regarding Audit Committees of Public Interest Companies, the Board of Directors approved the regulations of the Audit and Control Committee of Telefónica, S.A. at their meeting held on December 13, 2017, which regulates the aforementioned Committee under the following terms:
a) Composition.
The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors. When appointing its members, and, in particular, when appointing its Chairman, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management. Overall, the members of the Committee will have the adequate technical knowledge in relation to the Company's sector of activity.
The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.
b) Duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:
1) Report to the General Shareholders Meeting regarding matters addressed in the Committee for which it is responsible, and, in particular, regarding the result of the audit, and explain how the audit has improved the integrity of the financial information and the function played by the Committee in this process.
2) Escalate proposals for selection, appointment, re-election and replacement of the external auditor to the Board of Directors, taking responsibility for the selection process as established in prevailing laws, as well as the recruitment conditions, and regularly gather information from the auditor about the audit plan and its execution, as well as safeguarding its independence in exercising its functions.
3) To supervise internal audit and, in particular:
a) Ensure the independence and efficiency of the internal audit function;

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b) Propose the selection, appointment and removal of the person responsible for the internal audit;
c) Propose the budget for such service;
d) Review the annual internal audit work plan and the annual activities report;
e) Receive periodic information on its activities; and
f) Verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4) Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.
5) Monitor the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the Auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:
a) the types of risk (operational, technological, financial, legal and reputational) facing the company;
b) the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and
c) the control and information systems to be used to control and manage these risks.
6) Establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.
7) Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor's independence, and, when applicable, the authorization of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualized information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.
8) Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in point 7) above, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.
9) Analyze and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.
10) Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:
1. The financial information that the Company must periodically disclose;

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2. The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and
3. Related party transactions.
11) Exercise all the pertinent functions of the Audit Committee established at any given time by prevailing laws in regard to Group companies which are considered to be Public Interest Entities (as these are defined in applicable laws), provided that they are fully owned, either directly or indirectly, by the Company pursuant to applicable laws, and whose administration is not attributed to a Board of Directors.
The dispositions of sections 2, 7 and 8 are understood to be without prejudice to general auditing regulations.
c) Operation.
The Audit and Control Committee must have access to appropriate, opportune and enough information, for which:
- The Chairman of the Committee and, if it is considered opportune or is requested, the rest of its members, will maintain regular contact with the key personnel involved in the governance and management of the Company.
- The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the rest of the Committee Members, far enough in advance so that they can analyze it before their meetings.
The Audit and Control Committee, the Committee, shall meet at least once a quarter and whenever deemed necessary, with prior notice from their Chairman.

In any case, the Committee shall meet, at a minimum, when annual or intermediate financial information is published, and, in these cases, the meeting shall have the presence of the Internal Auditor and, if any kind of revision is issued, the Account Auditor.

Likewise, in the performance of its duties, the Committee may require the attendance of the Account Auditor, any employee or Company Manager, and the experts deemed necessary at its meetings.

Attendance at formal Committee meetings is preceded by the sufficient dedication of its members to analyze and evaluate the information received.

Likewise, the Committee has a secretary, who has the necessary attendance to plan meetings and agendas, for the drafting of the documents and minutes of the meetings, and for the collection and distribution of information, among other tasks.

In order to have an appropriate scheduling that makes it possible to ensure compliance with the effectively pursued objectives, the Committee establishes an Annual Work Plan.

The meetings are planned by the Chairman of the Committee, who notifies these meeting to the meeting secretary so that its members receive the documentation with enough notice. All of this keeping in mind that the Committee members have mainly supervisory and advisory duties, without intervening in the execution or management, as these are the duties of management.

Most important actions during the year and exercise of its duties.
The main activities and actions carried out by the Audit and Control Committee of the Telefónica, S.A. Board of Directors throughout 2018 have been related to the powers and duties that correspond to this Committee, either by legal requirements or from the interest that arises in each case with respect to the aforementioned powers. Therefore, the Audit and Control Committee has performed, among others, the following jobs:

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- Regarding finances: i) revision of the financial information of the Company (Annual Account and Management Reports related to 2017, quarterly and semi-annual periodic financial information of Telefónica Group and the Public Interest Companies of the Group, for which this Committee has assumed the duties of the Audit Committee, and Alternative Performance Measurements, included in the Company Financial Information); ii) revision of the financial debt situation of Telefónica Group, and its development throughout the year; iii) revision of the informative brochures presented by the Company before the different supervisory bodies (among others, 20-F Annual Report and several informative brochures for financing operations, shares and debt); and iv) revision of monographic presentations on financial aspects and modifications to the accounting regulations. Likewise, the Committee has reviewed the non-financial and diversity information prepared by the Company in accordance with the current regulation.
- Regarding the external auditor: i) proposal of fees to be received by PwC as the Account Auditor for 2018; and ii) revision of the auditing works and limited revisions made by the external auditor with respect to the aforementioned financial information.
- Regarding internal control: i) revision of the works performed by Internal Auditing regarding the revision of transversal processes, investigations and inspections; and ii) revision of the risk management system.
- Regarding compliance, revision on regulatory compliance, including anti-corruption standards.
- Other relevant issues: i) 2017 Report of the Audit and Control Committee regarding related operations; ii) monthly Report of the Telefónica, S.A. Treasury Stock Management Team Supervisor regarding treasury stock operations; iii) review that the financial information published on the Company website is constantly updated and coincides with that which has been formulated, in each case, by the Board of Directors, and published on the CNMV website; and iv) periodic training to ensure the Committee members are updated on information.
Furthermore, regarding to the Directors of the Audit and Control Committee who have been appointed taking into account their knowledge and experience in accounting, audit or both, are Mr. José Javier Echenique Landiríbar and Mr. Ignacio Moreno Martínez.
-Note 5 to Section C.2.1.J
Pursuant to the provisions of Article 25 of the Regulation of the Board of Directors of the Company, the Service Quality and Customer Service Committee is regulated in the following terms:
a) Composition.
The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
1) To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.
2) To evaluate levels of customer service provided by the companies of the Group to their customers.
Most important actions during the year and exercise of its duties.

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In the 4 meetings held by the Service Quality and Customer Service Committee in 2018, it analysed the quality metrics of the main services provided by Telefónica Group companies, while the levels of commercial attention these companies provide to their customers was assessed.
As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.
-Note 6 to Section C.2.1.J
Subject to article 20.b) of the Board of Directors' Regulation, the Board has created the Strategy and Innovation Committee:
a) Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Strategy and Innovation Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategy and Innovation Committee shall be:
1) To support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.
2) To advise and assist in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.
Most important actions during the year and exercise of its duties.
The Strategy and Innovation Committee held 10 meetings in the 2018 year, in which it analysed a number of different issues, which mainly concerned the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business, and questions relating to these matters.
Likewise, it performed a regular monitoring of the Company’s innovation projects, providing guidance and offering its support to help ensure its implementation and development across the Group.
As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the directors with the necessary documentation, so that it can take such actions into account when performing its duties.
-Note 7 to Section C.2.1.J
Pursuant to the provisions of Article 40 of the Corporate Bylaws of Telefónica, S.A., Article 23 of the Regulations of the Board of Directors of the Company regulates the Nominating, Compensation and Corporate Governance Committee in the following terms:
a) Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and

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shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.
b) Duties.
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1) Assess the skills, knowledge and experience necessary in the Board of Directors. For these purposes, it will define the roles and capabilities required of the candidates to fill each vacancy, and assess the time and dedication necessary for them to efficiently perform their duties.
2) Set a target of representation for the least represented gender on the Board of Directors and provide guidelines about how this target might be reached.
3) Escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.
4) Submit proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposals for appointments or termination of the Secretary, and, if applicable, of the Deputy Secretary of the Board of Directors, and also proposals for the appointment, re-election and termination of Directors in their subsidiary companies.
5) Report on proposals to appoint or to terminate the Senior Management of the Company and their subsidiaries.
6) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.
7) To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.
8) To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of these Regulations.
9) To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.
10) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.
11) To propose to the Board of Directors, within the framework established in the Corporate Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.
12) To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.
13) To prepare and propose to the Board of Directors an annual report regarding the Directors' compensation policy.
14) To verify information on the remuneration of Directors and senior management contained in the various corporate documents, including the annual report on Directors' remuneration.
15) To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

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16) To exercise other powers assigned to the Nominating, Compensation and Corporate Governance Committee in this Regulation.
c) Operation.
In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.
The Nominating, Compensation and Corporate Governance Committee will consult with the Chairman of the Board of Directors particularly when concerning matters relating to executive directors and senior officers.
Most important actions during the year and exercise of its duties.
The main activities and actions carried out by the the Nominating, Compensation and Corporate Governance Committee of the Telefónica, S.A. Board of Directors throughout 2018 have been linked to the powers and duties corresponding to this Committee, either by legal requirements or from the interest that arises in each case with respect to the aforementioned powers. Therefore, the Nominating, Compensation and Corporate Governance Committee has analyzed and reported on, among others, the following issues:

–	The remuneration policy and system of the Telefónica Group Board Members and Management (fixed and variable remuneration, and action plans).
In particular, the Committee submitted to the Company's Board of Directors, for approval by the Ordinary General Shareholders' Meeting, the proposed remuneration policy for the Directors of Telefónica, S.A., for the three-year period 2019-2021. This remuneration policy was approved by the Company's General Shareholders' Meeting on June 8, 2018.
The main novelties introduced in the new Directors' remuneration policy, which maintains the basic outlines applied in the previous financial years, are as follows:
•Regarding the Annual Variable Remuneration, in the case of targets overachievement, it has been set a new maximum level of 233.10% of Fixed Remuneration (129.5% of the target annual variable remuneration) for the Executive Chairman and 194.25% of Fixed Remuneration (129.5% of the target annual variable remuneration) for the Chief Executive Officer.
•A new Long-Term Incentive Plan is introduced for the Executive Directors, among other members. This Plan features the following:
1. A maximum incentive limit for each cycle of the plan of 250% of the Annual Fixed Remuneration for the Executive Directors.
2. In addition to the economic-financial targets and targets related to creating value for shareholders, the possibility of setting targets linked to sustainability, the environment, society or good governance with a maximum overall weight of 10%.
3. At least the 25% of the shares that are awarded under the Plan will be subject to a retention period of one year.
•The Executive Directors must hold (directly or indirectly) a number of shares (including those awarded as remuneration) equivalent to two years’ gross fixed remuneration for as long as they are members of the Board of Directors and perform executive duties.

–	Proposals for appointments related to the Telefónica, S.A. Board of Directors and its Committees, and with the Boards of subsidiary companies
To this respect, the Nominating, Compensation and Corporate Governance Committee proposed and/or reported, as applicable, the appointment of Telefónica, S.A. Board Members in 2018, addressing

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the solvency, competency, experience, professional merits and availability of the candidates to dedicate the necessary time and effort for the effective performance their duties, exclusively considering their individual and professional characteristics.
Thus, in its meeting held on January 30, 2018 the Committee favourably informed the appointment by co-option as Proprietary Director, and at the proposal of CaixaBank, S.A., of Mr. Jordi Gual Solé, after the voluntary resignation from its position as Board Member presented by Mr. Antonio Massanell Lavilla. Likewise, at the aforementioned meeting on January 30, 2018, the Committee favourably informed the appointment of the Proprietary Director Mr. Jordi Gual Solé as Member of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.
Furthermore, at its meeting held on April 24, 2018, the Committee proposed to the Company’s Board of Director the appointment by co-optation of Ms. María Luisa García Blanco, after the voluntary resignation from their positions as Board Members, presented by Ms. Eva Castillo Sanz.
Likewise, at its meeting held on May 29, 2018, the Committee proposed the appointment of the Independent Director Ms. María Luisa García Blanco as Member of the Service Quality and Customer Service Committee, and of the Regulation and Institutional Affairs Committee. Likewise, at the aforementioned meeting on May 29, 2018, the Committee proposed the appointment of the Independent Director Mr. Peter Löscher as Member of the Service Quality and Customer Service Committee.
Additionally, the Committee favorably informed and/or proposed, as the case may be, the re-election and ratification of Telefónica, S.A. board members by the Company General Shareholder's Meeting held on June 8, 2018, after having taken into consideration and evaluated the duties performed and the dedication given by the aforementioned Board Members during his/her year of duty, basing the entirety of the proposals on a preliminary analysis of the needs of the Board of Directors, whose purpose is to favor the diversity of knowledge, experiences and gender.
Thus, the aforementioned Ordinary General Shareholders' Meeting approved, at the proposal of the Company's Board of Directors, the re-election of Mr. Luiz Fernando Furlán, Mr. Francisco Javier de Paz Mancho, and Mr. José María Abril Pérez, as well as the ratification of the appointment by co-optation of Mr. Ángel Vilá Boix, Mr. Jordi Gual Solé, and Ms. María Luisa García Blanco.

–	Proposals for the appointment of Board Members at the subsidiary companies of the Telefónica Group.

–	Appointment proposals related with the Senior Management and the organizational structure of the Telefónica Group.

–	Corporate Governance Report and Remuneration Report 2017.
-Note 8 to Section C.2.1.J
Subject to article 20.b) of the Board of Directors' Regulation, the Board has created the Regulation and Institutional Affairs Committee:
a) Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Regulation and Institutional Affairs Committee shall be appointed from among its members.
b) Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Regulation and Institutional Affairs Committee shall have, at least, the following duties:

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1) To carry out, through study, analysis and discussion, permanent monitoring of the main matters and themes of the regulatory order that affect the Telefónica Group at all times.
2) To provide a channel for communication and information between the management team and the Board of Directors in statutory matters and, when appropriate, to bring to the knowledge of the latter matters that are considered relevant to the Company, or to any of the companies in the Group and on which it may be necessary or convenient to adopt a decision or to establish a specific strategy.
3) To review, report and propose to the Board of Directors the principles that must guide the Group’s Sponsorship and Patronage policy, monitor such policy and individually approve all sponsorships or patronages that exceed the limit set by the Board, and that have to be approved by the Board.
4) To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
The Reputation and Corporate Responsibility strategy is implemented through the Global Responsible Business Plan. This plan includes objectives in aspects such as: ethical behavior, human rights, customer promise, environment, climate change, supply chain, digital trust, talent and diversity, and sustainable innovation, as well as other topics that are identified as risks or opportunities for the company in relation to sustainability. The Commission is also pursuing recurrent issues such as reputation metrics and sustainability and reputation risk mapping.
Most important actions during the year and exercise of its duties.
The Regulation and Institutional Affairs Committee held 11 meetings in the 2018 year, have been analysed and debated:

•
The regulatory matters of most significance for the Telefónica Group, were set out in the Regulatory Agenda; at global and European Union level, by regions (Europe and Latin America) and by countries. The most significant developments, as set out in the aforementioned Regulatory Agenda, are updated in each meeting, and in the specific documents or reports submitted to the Committee, when deemed advisable.

•
A continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, and the Sponsorships presented by the Institutional Relations and Sponsorships area of Telefónica, S.A., and, on the other hand, the Corporate Social Responsibility of the Telefónica Group and of the most significant issues in this field of Sustainability (ethical behavior, sustainable innovation, digital confidence, supply chain, talent and diversity management, customer, environment and climate change), including Responsible Business Plans, and Integrated Annual Report.

•	The most relevant institutional milestones of the Telefónica Group with regard to the Company's Institutional Relations.
As with the other Board Committees, the relations between this Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.
-Note 9 to Section C.2.1.J
As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
All Committees shall also draw up an internal Activities Report (where, in the case of the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, the Operating Report is named), summarizing the main activities and actions taken during the previous year, detailing the issues

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discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.
-Note 10 to Section C.2.1.J
Mr. Ángel Vilá Boix is the Chief Operating Officer (C.O.O.).
-Note 11 to Section D.6.J
Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•
With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.
For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.
Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•
Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favorable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfill the three following requirements:

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1.º they are performed by virtue of contracts whose conditions are standardized and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.

•
With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.

In accordance with that established in this regulation, the people with management responsibilities, their administrative personnel and the managers or employees of Telefónica Group who have privileged information, or participate or have access to or knowledge of a confidential operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company Regulatory Compliance Unit aware of these operations that would potentially entail the manifestation of conflicts of interest.

_____________________
Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum -a body in which major Spanish companies and the Spanish tax authorities participate-, and complies with the content of the same.
Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 20, 2019.
List whether any directors voted against or abstained from voting on the approval of this report.
No

Telefónica, S.A. 359

2018 Consolidated Financial Statements

APPENDIX TO THE TELEFÓNICA, S.A. 2018 ANNUAL CORPORATE GOVERNANCE REPORT

E.3     Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.
See chapter 4 of the Consolidated Management Report.

Telefónica, S.A. 360

CHAPTER 6
OTHER INFORMATION
6.1. Liquidity and capital resources
6.2. Treasury shares
6.3. Events after the reporting period
6.4. Average payment period of the Spanish companies
6.5. Glossary of terms

2018 Consolidated Financial Statements

6.1. Liquidity and Capital Resources
Financing
During 2018, Telefónica's financing activity amounted approximately to 12,494 million euros equivalents (excluding the refinancing of euro commercial paper and short term banking loans) and focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of low interest rates).
The main financing transactions carried out in the bond market in 2018 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN BOND	01/22/2018	01/22/2027	1,000	1,000	EUR	1.447%
SHELF BOND	03/06/2018	03/06/2038	750	655	USD	4.665%
SHELF BOND	03/06/2018	03/06/2048	1,250	1,091	USD	4.895%
EMTN BOND	09/11/2018	09/11/2025	1,000	1,000	EUR	1.495%
O2 Telefónica Deutschland Finanzierungs GmbH
BOND	07/05/2018	07/05/2025	600	600	EUR	1.750%

During 2018 there was no outstanding amount under the main financing transactions arranged in 2018 in the bank market.
Availability of funds
As of December 31, 2018, Telefónica’s liquidity, amounting to 20,119 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 12,219 million euros (of which 11,887 million euros maturing in more than 12 months); and cash equivalents and current financial assets.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 15, 16 and 17 to the consolidated financial statements.
Contractual commitments
Note 23 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s principal activity, and any operating leases for buildings and assets related to the Company’s activity, primarily.
Credit risk management
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:

Telefónica, S.A. 362

2018 Consolidated Financial Statements

•	statistical and expert models for customer acquisition that are used to forecast and to manage the customer expected probability of default.

•	decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.

•	continuous monitoring of the payment behavior and solvency of the customer portfolio.

•	internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.

•	ongoing controls over the credit risk exposure.
The customer credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.
Credit rating
At December 31, 2018, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2017, there have not been changes in the credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2016 when Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.
European Commission's decision to block the proposed sale of O2 U.K. to Hutchison's Three U.K. in 2016 had an impact on Telefonica´s credit ratings and outlooks by Moody´s and Standard and Poor’s, as they considered that decision would delay the Company´s deleveraging process. In 2018, among the measures taken to protect the credit rating, it is noteworthy an intensive financing activity, taking advantage of historical low refinancing rates to extend average debt life, together with the maintenance of an appropriate level of liquidity and an active portfolio management through the completion of the 16.65% divestment of the share capital of Pontel Participaciones, S.L. that owns 60% of the share capital of the company Telxius Telecom, S.A.
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations.
On October 27, 2016, the Board of Directors of Telefónica, S.A. announced the dividend policy for the year 2017, that would be 0.40 euros per share: 0.20 euros in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018, both in cash.
On March 29, 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month. In this regard, the dividends paid during 2017 were paid on June 16 and December 14.
In February 2018, Telefónica announced the dividend policy for the year 2018: 0.40 euros per share in cash, in December 2018 (0.20 euros per share) and in June 2019 (0.20 euros per share).
The Annual General Meeting held in 2018, approved a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2018 payable in two tranches, 0.20 euros per share on June 15, 2018 and 0.20 euros per share on December 20, 2018.

Telefónica, S.A. 363

2018 Consolidated Financial Statements

6.2. Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:

•	undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.

•	honoring previous legitimate commitments assumed.

•	covering requirements for shares to allocate to employees and management under stock option plans.

•
other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.
Telefónica, S.A. held the following treasury shares at December 31, 2018, 2017 and 2016:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
(*) Millions of euros

Telefónica, S.A. 364

2018 Consolidated Financial Statements

The following transactions involving treasury shares were carried out in 2018, 2017 and 2016:

Number of shares
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan	(2,869,334)
Capital reduction	(74,627,988)
Treasury shares at 12/31/16	141,229,134
Acquisitions	0
Employee share option plan	(3,518,795)
Capital reduction	(72,022,480)
Treasury shares at 12/31/17	65,687,859
Acquisitions	—
Employee share option plan	(191,739)
Other movements	0
Treasury shares at 12/31/18	65,496,120
There were no treasury shares purchases in 2018 and 2017 (668 million euros in 2017).
The most significant transaction with treasury shares in 2017 was the swap with Koninklijke KPN NV (hereinafter, KPN) by which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter, amounting to 754 million euros (see Note 5).
On September 30, 2017, and September 30, 2018, the first and second cycles, respectively, of the Telefónica, S.A. long-term incentive plans called “Performance and Investment Plan 2014-2019” (PIP 2014-2019) and "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 24).
On July 31, 2017, the Global Employee Share Plan III matured and 3,187,055 treasury shares were delivered to the Group employees who met the requirements (see Note 24).
On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2011-2016” (PIP 2011-2016) ended, which did not entail the delivery of any shares to Telefónica Group managers.
On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of treasury shares, as adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered. Therefore, 74,627,988 of the treasury shares of Telefónica, S.A. totaling 813 million euros were canceled.
The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent of 21.7 million of Telefónica shares in 2018 (35.2 million shares in 2017), recognized under “Current financial liabilities” in the consolidated financial statements for both fiscal years.

Telefónica, S.A. 365

2018 Consolidated Financial Statements

6.3. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2018 and the date of authorization for issue of the accompanying consolidated financial statements:

•
On January 23, 2019, Telefónica announced that Telefónica UK Limited had agreed non-binding heads of terms with Vodafone Limited to strengthen their existing network sharing partnership in the United Kingdom. The parties plan to extend the term of their existing network sharing partnership and include 5G capacity at joint radio network sites, and to upgrade transmission networks to support 5G technology. They also intend to devolve more activities to their joint venture company, Cornerstone Telecommunications Infrastructure Limited (CTIL), which manages passive tower infrastructure.

•
On January 23, 2019, Telefónica announced that it was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) partially upholding the claims filed against the assessments relating to the 2008-2011 Corporate Income Tax Audit. Final implementation of this resolution will most likely lead to a tax refund related to overpayments made by the company in those tax years. At this point of time, it is not possible to quantify the exact amount of the expected refund since, as pointed out by the Central Economic-Administrative Court’s resolution, the final amount shall only be settled once the resolution is duly executed by the Spanish Tax Authorities.

•	On January 23, 2019, Telefónica, S.A. made a repayment of 100 million euros on its bilateral loan signed on December 20, 2017

•
On January 24, 2019, Telefonica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefonica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The closing of the Telefónica El Salvador sale is subject to applicable regulatory conditions while the sale of Telefónica Móviles Guatemala was completed on such date.

•
The aggregate consideration for both companies (enterprise value) is 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million of which correspond to Telefónica Móviles Guatemala and 277 million of which correspond to Telefónica Móviles El Salvador).

•	On January 25, 2019, Telefónica Emisiones, S.A.U. redeemed 150 million euros of its notes issued on January 25, 2017. The notes were guaranteed by Telefónica, S.A.

•
On February 5, 2019, Telefónica Emisiones, S.A.U. issued under its Guaranteed Euro Program for the Issuance of Debt Instruments ("EMTN Program") notes in the Euro market guaranteed by Telefónica, S.A., amounting to 1,000 million euros. These notes are due on February 5, 2024, pay an annual coupon of 1.069% and were issued at par (100%). The net proceeds of the notes are to be allocated towards projects aiming to improve energy efficiency in the network transformation from copper to fiber optic in Spain.

•
On February 14, 2019, once the pertinent regulatory approvals were obtained, Telefónica transferred to Grupo Catalana Occidente 100% of Antares’ share capital for a total amount of 161 million euros. On the closing of the sale, Telefónica and Grupo Catalana Occidente executed an agreement pursuant to which Grupo Catalana Occidente will continue to manage the insurance policies of the Telefónica Group on an exclusive basis for the next 10 years.

•
On February 18, 2019, Telefónica, S.A. made an early repayment for 500 million euros of its bilateral loan of 1,000 million euros signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.

Telefónica, S.A. 366

2018 Consolidated Financial Statements

•
On February 20, 2019, the Board of Directors of Telefónica, S.A. has approved the sale of the Telefónica Group businesses in Panama, Nicaragua and Costa Rica. The closing of the agreement is expected in the short term.

The detail of the assets and liabilities of these companies as of 31 December 2018 is as follows:

Millions of euros	Telefónica Móviles Panamá, S.A.	Telefonía Celular de Nicaragua, S.A.	Telefónica de Costa Rica TC, S.A.
Non-current assets	332	146	177
Current assets	34	38	51
Total assets	366	184	228
Non-current liabilities	69	21	32
Current liabilities	71	49	53
Total liabilities	140	70	85

Telefónica, S.A. 367

2018 Consolidated Financial Statements

6.4. Average payment period of the Spanish companies
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2018 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2018 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2018, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 49 days (53 days in 2017).

Telefónica, S.A. 368

2018 Consolidated Financial Statements

6.5. Glossary of terms
Below are definitions of certain technical terms used in this Annual Report:
"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.
"ARPU" is the average revenues per access per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months (or another given period) by the weighted average number of accesses for the same period, and then dividing by 12 (or the number of months in such other given period).
"Bundles" refer to combination products that combine fixed services (wirelines, broadbands and television) and mobile services.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is the delivery of computing as a service rather than a product, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically the Internet).
"Commercial activity" includes the addition of new lines, replacement of handsets and migrations.
"Convergent" is the offer of more than a single service for a single price.
"Data ARPU" is the average data revenues per access per month. Data ARPU is calculated by dividing total data revenues (from sources such as Short Message Service ("SMS"), Multimedia Messaging Services ("MMS"), other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol ("WAP") connectivity from sales to customers) for a given period by the weighted average number of accesses for the same period, and then dividing by the relevant number of months in such period.
"Data revenues" include revenues from SMS, MMS, other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and WAP connectivity from sales to customers.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services that is transported by the networks owned by Telefónica.
"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), and integrated services digital network (ISDN) lines and circuits. For the purpose of calculating Telefónica's number of fixed line accesses, Telefónica multiplies its lines in service as follows: PSTN (x1); basic ISDN (x1); and primary ISDN (x30, x20 or x10).
"Fixed termination rates" or "FTRs" is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"Fiber to Home" or "FTTH" is the installation and use of optical fiber from a central point directly to individual buildings such as residences, apartment buildings and businesses to provide high-speed Internet access.
"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
"Gross adds" means the gross increase in the customer base measured in terms of accesses in a period.

Telefónica, S.A. 369

2018 Consolidated Financial Statements

"HDTV" or "high definition TV" has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses / Fixed Broadband (FBB)" include broadband accesses (including retail asymmetrical digital subscriber line ("ADSL") very high bit-rate digital subscriber line ("VDSL"), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.
"IPTV" (Internet Protocol Television) refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
"IT", or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" means Long Term Evolution, a 4G mobile access technology.
"M2M", or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.
"Market share" is the percentage ratio of the number of final accesses or operator revenues over the existing total market in an operating area.
"Mobile accesses" includes accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and pre-pay accesses.
"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).
"MTR" means mobile termination rate, which is the charge per minute or SMS paid by a telecommunications network operator when a customer makes a call to another network operator.
"MVNO" means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to their customers.
"Net adds" means the number of new accesses in a certain period.
"Non SMS data revenues" means data revenues excluding SMS revenues.
"OTT services" or "over the top services" means services provided through the Internet (such as television and video streaming).
"P2P SMS" means person to person short messaging service (usually sent by mobile customers).
"Pay TV" includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.
"p.p." means percentage points.

Telefónica, S.A. 370

2018 Consolidated Financial Statements

"Revenues" means net sales and revenues from rendering of services.
"Service revenues" means revenues less revenues from handset sales. Service revenues are mainly related to telecommunications services, especially voice revenues and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.
"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.
"Ultra Broad Band" or "UBB" is the fiber to the premise broadband which is capable of giving minimum downlink speed of 100 mbps and minimum uplink speed of 50 mbps.
"Unbundled local loop", or "ULL" includes accesses to both ends of the copper local loop leased to other operators to provide voice and digital subscriber line (“DSL”) services (fully unbundled loop or “fully ULL”) or only DSL services (shared unbundled loop or "shared ULL").
"Voice Traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"Wholesale accesses" means accesses Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.
"Wholesale ADSL" means accesses of broadband or fiber that Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.
"YoY" or "y-o-y" means year-on-year.

Telefónica, S.A. 371

pwc

TELEFÓNICA, S.A.

Independent Verification Report
31 December 2018

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT VERIFICATION REPORT

To the shareholders Telefónica, S.A.:

Pursuant to Article 49 of the Code of Commerce, we have verified, under a limited assurance scope, the accompanying Consolidated Non-Financial Statement – Digital responsability and well-being attached ("NFS") for the year ended 31 December 2018 of Telefónica, S.A. and subsidiaries (Telefónica or the Group or the Company) which forms part of Telefónica's 2018 Consolidated Directors' Report ("CDR").

The content of the NFS includes additional information to that required by current commercial legislation on non-financial reporting which has not been covered by our verification work. In this respect, our work has been restricted solely to verifying the information identified in the table included in the section "2.9.9. GRI and Spanish Law 11/2018 compliance" in the accompanying NFS.

Likewise, we have carried out a moderate assurance engagement of the application of the principles of inclusivity, materiality and responsiveness, related to the information included in the section "1.7. Our relations with stakeholders" of the CDR in accordance with the provisions of the 2008 Accountability Principles Standard AA1000 (AA1000APS) issued by AccountAbility.

Responsibility of the Directors

The preparation of the NFS included in Telefónica's CDR, and the content thereof are the responsibility of the Board of Directors of Telefónica, S.A.. The NFS has been drawn up in accordance with the provisions of current commercial legislation and with the Sustainability Reporting Standards of the Global Reporting Initiative ("GRI Standards") in accordance with the Comprehensive Option, in line with the details provided for each matter in the table included in the section "2.9.9. GRI and Spanish Law 11/2018 compliance" included in CDR's Annex.

This responsibility also includes the design, implementation and maintenance of the internal control that is considered necessary to ensure NFS is free from material misstatement, due to fraud or error.

The directors of Telefónica, S.A. are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the NFS is obtained, and also for the application of AA10000APS (2008) principles.

Our independence and quality control

We have complied with the independence requirements and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants ("IESBA") which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Our firm applies the International Standard on Quality Control 1 (ISQC 1) and therefore has in place a global quality control system which includes documented policies and procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory provisions.

The engagement team has been formed by professionals specialising in non-financial information reviews and specifically in information on economic, social and environmental performance.

Our responsibility

Our responsibility is to express our conclusions in an independent limited assurance verification report based on the work carried out in relation solely to fiscal year 2018. The data relating to previous years were not subject to the verification envisaged in current commercial legislation. Our work has been carried out in accordance with the requirements laid down in the current International Standard on Assurance Engagements 3000 Revised, Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE 3000 Revised) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and with the Guidelines for verification engagements on non-financial statements issued by the Spanish Institute of Auditors ("Instituto de Censores Jurados de Cuentas de España"). We have also carried out our moderate assurance engagement (type 2) in accordance with the 2008 AA1000 Assurance Standard (AA1000AS) issued by AccountAbility.

In a limited assurance engagement, the procedures performed vary in terms of their nature and timing of execution, and are more restricted than those carried out in a reasonable assurance engagement. Accordingly, the assurance obtained is substantially lower.

Our work has consisted of posing questions to Management and several Telefónica's units that were involved in the preparation of the NFS, in the review of the processes for compiling and validating the information presented in the NFS and in the application of certain analytical procedures and review sampling tests, as described below:

- Meetings with Telefónica personnel to ascertain the business model, policies and management approaches applied and the main risks related to these matters, and to obtain the information required for the external review.

- Analysis of the scope, relevance and integrity of the content included in the NFS based on the materiality analysis carried out by Telefónica and described in the "1.8. Material aspects of our business" section, and considering the content required under current commercial legislation.

- Analysis of the procedures used to compile and validate the information presented in NFS for 2018.

- Review of information concerning risks, policies and management approaches applied in relation to material issues presented in the NFS for 2018.

- Analysis of the documentation and actions related to the application of the inclusivity, materiality and responsiveness principles of the AA1000APS (2008).

- Verification, through sample testing, of the information relating to the content of the NFS for 2018 and its adequate compilation using data supplied by Telefónica's information sources.

2

- Regarding the indicators on energy consumption and greenhouse gas emissions, we have reviewed that they have been verified by an independent third party in accordance with the ISO 14064-3 standards and we have evaluated the competence, capabilities and objectivity of the verification team and the adequacy of its work based on a review of the work planning activities and reports issued.

- Obtainment of a management representation letter from the Directors and Management.

Conclusions

Based on the procedures performed and the evidence we have obtained, no matters have come to our attention which may lead us to believe that:

- Telefónica's NFS for the year ended 31 December 2018 has not been prepared, in all of their significant matters, in accordance with the provisions of current commercial legislation and with the GRI Standards in accordance with the Comprehensive Option, in line with the details provided for each matter in the table included in the section "2.9.9. Tabla de cumplimiento GRI - Ley 11/2018, de 28 de diciembre" in the accompanying NFS.

- The information included in the section "1.7. Our relations with stakeholders" of the Telefónica's CDR, regarding the application of the principles of inclusivity, materiality and responsiveness, has not been prepared, in all of their significant matters, in accordance with the provisions of the AA1000APS (2008).

Recommendations

Regarding the observations and recommendations for improvements that have come to our attention during our assurance engagement, set out below is a summary of the main recommendations regarding improvements to the application of the AA1000APS (2008) principles of inclusivity, materiality and responsiveness, which do not alter our limited or moderate assurance conclusions given in this report.

Inclusivity

Telefónica, in section "1.7. Our relationship with stakeholders" in the Consolidated Directors' Report includes information on the company's relationship with its main stakeholders. Thanks to the activity performed by the Responsible Business Panel, through the Advisory Panel and Extended Panel, direct communication channels with stakeholders are identified and established. As a novelty, in 2018 the map of stakeholders has been updated at a local level, favoring the identification of the different organizations that best represent their main publics at a local level.

In this sense, it is recommended to identify in a more detailed manner the topics to be addressed with the different stakeholders according to the peculiarities that are identified in each location, through the development of local panels or even through specific consultations adapted to each one of them.

Finally, it is recommended to establish multidirectional response channels as forums, so that the different members of the stakeholders can interact with each other. In this sense, the Company will be able to analyze its demands in a more adjusted manner and satisfy its needs.

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Materiality

As a result of the effective implementation of the dialogue processes established with stakeholders by the Responsible Business Panel, in 2018 the process of prioritizing relevant issues was reinforced. Detailed knowledge of the importance of issues for stakeholders has been complemented by Telefónica's internal analysis, enabling it to perfect its Materiality Analysis and the level of relevance of each issue.

In this regard, it is recommended that Telefónica does progress in monitoring the results and conclusions obtained in the meetings of the Responsible Business Panel and guarantees their inclusion in the Materiality Analysis to ensure the continuous review and updating of the issues identified and their prioritization.

Responsiveness

Telefónica's current stakeholder relations strategy involves establishing objectives to respond to stakeholder expectations and establishing metrics to evaluate the vision of the Company held by different stakeholders. Telefónica also identifies the relevant issues identified, explaining how the Company responds to the needs of its stakeholders.

In this regard, it is recommended to continue working to ensure that the initiatives, plans and programmes derived from the analysis of stakeholder expectations are implemented and evaluated through indicators that allow monitoring of the impact on the different stakeholders and their alignment with the Company's performance. It is also recommended that the results of the dialogue held with stakeholders are analyzed in depth in such a way that their needs are resolved thanks to the establishment of action plans incorporated into the business strategy.

Use and distribution

This report has been drawn up in response to the requirement laid down in current Spanish commercial legislation and therefore might not be suitable for other purposes or jurisdictions.

PricewaterhouseCoopers Auditores, S.L.

Original in Spanish signed by
Pablo Bascones

21 February, 2019

AA1000
Licensed Assurance Provider
000-42

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This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT REASONABLE ASSURANCE REPORT ON THE DESIGN AND EFFECTIVENESS OF THE INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description of it that is included in the attached Report that forms part of the corresponding section of the Annual Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Telefónica, S.A., and its subsidiaries (hereinafter, the Telefónica Group) as at December 31, 2018. This system is based on the criteria and policies defined by the Telefónica Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and that they are made only in accordance with established authorizations; and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group's assets that could have material effect on the financial information.

Inherent Limitations

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the system, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such that said internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director's responsibility

The Directors of Telefónica, S.A. are responsible for taking the necessary measures to reasonably ensure the implementation, maintenance and supervision of an appropriate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements to that system and the preparation and establishment of the content of the information relating to the ICFR attached.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es 1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Our Responsability

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Telefónica Group Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with "International Standard on Assurance Engagements 3000 (ISAE 3000)" (Revised), "Assurance Engagements other than Auditing or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behavior.

Our firm applies the "International Standard on Quality Control 1 (ISQC 1)" and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, the Telefónica Group maintained, as at December 31, 2018, in all material respects, an effective Internal Control over Financial Reporting for the period ended at December 31, 2018, which is based on the criteria and the policies defined by the Telefónica Group's management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

In addition, the attached description of the ICFR Report as at December 31, 2018 has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, as amended by CNMV Circular No. 7/2015 dated December 22, 2015 and CNMV Circular No. 2/2018 dated June 12, 2018 for the purposes of the description of the ICFR in the Annual Reports of Corporate Governance.

This work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.

Virginia Arce Peralta

February 21, 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 21, 2019	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer at Telefonica, S.A.